Form 20-F
period 2002-12-31
CURRENT TECHNOLOGY CORP
filed 2003-06-27
CIK 883907

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE

                        ACT OF 1934

OR

[X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-19846

CURRENT TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

800 West Pender Street, Suite 530, Vancouver, B.C. Canada V6C 2V6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each                                                             Name of each exchange

    class                                                                         on which registered

                                            _________________________                                    _________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, no par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

48,333,015 common shares, without par value, issued and outstanding at December 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes            No ____

Part I

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

Selected Financial Data

	Quarter Ended	Year Ended	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Mar.31, 2003 (unaudited)	Dec. 31, 2002	Mar. 31, 2002 (unaudited)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 1998
Statement of Operations Data:
Net Sales	$91,844	$104,337	$13,817	$59,113	$382,838	$324,983	$831,309
Other Income	50	2,451	214	586	63,578	10,645	708
Research and Development and Marketing Expenses	(29,799)	(114,151)	(25,886)	(84,602)	(99,398)	(118,567)	(147,624)
(Loss) from Continuing Operations (Canadian GAAP)	(124,428)	(1,236,346)	(249,093)	(911,138)	(600,189)	(736,038)	(700,168)
(Loss) from Continuing Operations (US GAAP)	(124,428)	(1,236,346)	(249,093)	(1,100,799)	(685,660)	(736,038)	(704,851)
Income (Loss) from Continuing Operations per Common Share (US GAAP)	(0.01)	(0.03)	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)
Weighted Average number of shares outstanding used in computing Net Loss per Share (weighted average)(US GAAP)	48,408,015	47,333,293	46,430,793	41,249,884	35,418,654	29,432,935	24,393,361

Balance Sheet Data:
Total Assets	441,502	299,438	324,406	689,065	386,170	380,360	498,521
Cash and Cash Equivalents	36,891	62,011	104,145	47,488	14,976	6,019	139,376
Net Assets Stockholders' Equity (Deficiency) (Canadian GAAP)	(719,877)	(850,202)	(284,908)	(179,112)	(770,250)	(584,946)	(220,746)
Net Assets Stockholders' Equity (Deficiency) (US GAAP)	(1,141,840)	(1,272,165)	(697,157)	(601,075)	(892,670)	(584,629)	(225,429)

Total assets for the years ended December 31, 2002 and 2001 are identical under both Canadian and US GAAP.

Loss from continuing operations per common share for the year ended December 31, 2002 and the periods ended March 31, 2002 and 2003 are identical under both Canadian and US GAAP.  For the years December 31, 1998 – 2000, loss from continuing operations per common share under US GAAP is greater than loss from continuing operations per common share under Canadian GAAP because under US SFAS No. 128, escrow shares are deducted from the weighted average number of shares outstanding.

Shareholder’s deficiency under US GAAP is greater as at December 31, 2002 and 2001 primarily for two reasons.  First, due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  Second, due to the greater net loss described in the following paragraph.

Net loss for the years ended December 31, 2001 and 2000 under US GAAP is greater than net loss under Canadian GAAP because under US Financial Accounting Standards Board Interpretation No.44 (“FIN #44”) increases in the trading price of the Company’s common stock over the exercise price of the related share purchase options, which are designated as variable stock options under FIN#44 are recorded as employee compensation expense and decreases as recoveries.  In addition, options held by non-employees which are repriced are treated as an issue of new options and are valued using the Black-Scholes option pricing model resulting in additional non-employee consulting expense.

The above financial data is presented in Canadian dollars.  On May 31, 2003, the most recent month end, the cost for one US$1.00 was CDN $1.37.  On March 31, 2003, the date of the most recent financial statement, the cost for one US$1.00 was CDN$1.47.  The average high and low exchange rates for the last six months between the United States dollar exchanged for Canadian dollars is as set forth below:

Month	Average	High	Low
December 2002	1.56	1.58	1.55
January 2003	1.54	1.58	1.52
February 2003	1.51	1.53	1.48
March 2003	1.48	1.50	1.46
April 2003	1.46	1.49	1.43
May 2003	1.38	1.43	1.34

The exchange rate for the last five calendar years between the United States dollar exchanged for Canadian dollars is as set forth below:

Calendar Year	Average Rate for the Year
1998	1.48
1999	1.49
2000	1.49
2001	1.55
2002	1.57

The above exchange rate data was provided by the Bank of Canada.

The Company has not paid any dividends during the last five years and the Company does not anticipate paying any dividends during the next fiscal year.

Risk Factors

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report.  The Company’s securities are speculative and investment in the Company involves a high degree of risk.  Prospective investors should consider the following:

.

1.

The Company incurred a net loss from operations of $1,236,346 for the year ended December 31, 2002 (2001:$911,138; 2000:$600,189).  The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,691,278 at December 31, 2002 (2001:$30,454,932).  The Company is currently engaged in discussions with potential investors which could result in receipt of additional debt and/or equity  financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully. The financial data in this paragraph is presented in Canadian dollars.

2.

The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing and /or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.  Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or possibly cease its operations.

3.

If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

4.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Company’s business plan.

5.

The Company’s success will depend in part on whether the Company can obtain patent protection for its products and processes, preserve trade secrets and proprietary technology, and operate without infringing upon patent or other proprietary rights of third parties.

6.

The Company’s business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of medical and/or cosmetic products.  While the Company will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure.  Product liability insurance is generally expensive to the extent it is available at all.  The Company has not yet sought to obtain product liability coverage.  There can be no assurance that it will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims.  A successful product liability claim brought against the Company may exceed any insurance coverage secured by the Company, and could have a material adverse effect on the Company’s results or ability to continue marketing its products.

7.

The Company is dependent on the management of certain key personnel.  At this time, no key man insurance has been obtained.

8.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Company has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Company’s technology can be achieved.

9.

Many of the countries in which the Company’s product is available face adverse economic conditions which make business development more difficult.

10.

Due to the relatively low price of the Company’s shares, financings have caused and may continue to cause dilution.

11.

The Company’s common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company’s common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.  In addition, trading in the Company’s common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”.  Penny stocks are generally non-Nasdaq equity securities with a market price less than $5.00 per share.  The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions.  The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company’s common stock, which could limit the liquidity of the common stock and the ability of the Company’s stockholders to sell their stock in the secondary market.

12.

Although the Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States the Company requires Food and Drug Administration approval to market its medical product ElectroTrichoGenesis there.  There can be no guarantee as to either if or when such approval may be obtained.

13.

The life cycle of the products that the Company plans to develop is difficult to predict.  Failure to gain timely market acceptance of its products would have a material adverse effect on the Company’s ability to generate revenue, and would have a material adverse effect on the Company’s business, financial condition and results of operations.  To successfully gain market acceptance, the Company must develop the ability to manufacture its products in sufficient quantities in compliance with regulatory requirements and at an acceptable cost.  The Company has no long-term experience in manufacturing its products, and could experience difficulties in development or manufacturing that may have a material adverse effect on the Company’s ability to market its product.  Moreover, there can be no assurance that the Company will be successful in scaling up manufacturing operations sufficient to produce its products in sufficient volume to generate market acceptance.

Item 4.

Information on the Company

History and Development of the Company

Current Technology Corporation (the ”Registrant” or the “Company”) was incorporated as 310086 B.C. Ltd. under the Company Act of British Columbia on June 3, 1986, by registration of its Memorandum and Articles with the Registrar of Companies for British Columbia.  The Registrant changed its name to Current Technology Clinics Inc. April 16, 1987, to Current Technology Corporation June 8, 1987, and then to Current Technology Corporation/La Technologue Au Courant Inc. September 1, 1987.  At the June 27, 2003 Annual General Meeting, shareholders will be asked to approve a special resolution to transfer the Company’s jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act.  The Company commenced operations on April 21, 1987.  The Company is located at 530 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.  The Company’s telephone number is 604-684-2727; its fax number is 604-684-0526.  The Company has two active websites:  www.etgtreatment.com and ctgtechniques.com

     The Company is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG or ETG Treatment) and CosmeticTrichoGenesis (CTG Techniques)and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

The Company has developed a patented electrotherapeutic device which reduces excessive hair loss and can also stimulate hair regrowth in those who suffer from androgenetic alopecia (common baldness).  ElectroTrichoGenesis, or ETG Treatment, the regrowth of hair by means of electrical stimulation, is believed to promote the “healing” of hair follicles that are dormant, but not dead. Research has recently been conducted to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the reduction of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Psycho-Oncology, a peer reviewed medical journal, published the results in the May/June 2002 edition (p. 244-248).

    CTG Techniques is a unit that represents a breakthrough product for improving the appearance of thinning hair.  Using the TrichoGenesis technology platform, this product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.  The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

Effective August 28, 1987, the Company acquired from 314613 B.C. Ltd. (a company related by way of common directors) the exclusive license and rights to certain hair regrowth products, procedures and technology for an initial term of 20 years for 2,500,000 escrowed common shares of the Company with a total deemed value of $1.  The license and rights provided for continuous renewal periods of 20 years for a nominal consideration of CDN$10.00 for each 20-year renewal term. On June 30, 2000 the Company and 314613 B.C. Ltd. cancelled the 2,500,000 escrowed common shares.  On the same day, the Company issued warrants to purchase 2,500,000 common shares at a price of $0.05 (all funds USD unless noted otherwise) per share up to and including June 30, 2005.  The warrants were issued to the principals of 314613 B.C. Ltd., Anne Kramer (as to 1,250,000 common shares) and Robert Kramer (as to 1,250,000 common shares).

In a separate transaction, on May 31, 1999 314613B.C. Ltd. agreed to sell to the Company the TrichoGenesis technology including all worldwide issued and pending intellectual property protection for CDN$200,000.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

On December 31, 2001 the company terminated an agreement with Renaissance Hair Technology, Inc. (“Renaissance”) of Newport Beach, California because Renaissance failed to meet its financial obligations.  Pursuant to the agreement, Renaissance was required to pay a licence fee of $1,000,000, payable $500,000 on or before closing and $500,000 upon receipt of regulatory approval from the Food and Drug Administration (“FDA”) to market ETG in the United States, in return for exclusive U.S. marketing rights.  Renaissance paid only $225,000 and no payments were made by Renaissance in 2001. On receipt, the Company recorded these funds as a current liability. In a separate transaction, as consideration for this $225,000 which was advanced to the Company by individual investors, the Company agreed to issue up to 750,000 restricted common shares (no warrants attached) in its capital.

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 10% of the issued and outstanding common shares of the Company.  As at December 31, 2002, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2002.  This note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The Company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.  This note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On October 22nd, 2002, the Company’s Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest are payable on January 2nd, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11th, 2000.  As at December 31, 2002, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11th, 2000.  As at March 31, 2003, total principal amount due under this note was $77,800.

On December 27, 2001, the Company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp. and C.T.G.P. Corp., to a director at fair market value of CDN$100.  During the four months ended December 31, 1993 and the year ended August 31, 1993, the Company’s subsidiary, CTC Ventures Corporation, received $190,500 in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the Company sold its investment in CTC Ventures Corporation for a nominal sum to a Company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

Business Overview

The Company has commenced the international marketing of its ETG device.  The Registrant has entered into agreements with exclusive national distributors and ETG treatment centers are operating in Cyprus, New Zealand, Ireland, Greece and Mexico.  In addition, ETG devices and/or treatment centers are operating in Canada, Australia, Argentina, Chile and Kuwait.  The agreements with ETG device operators typically provide for the payment to the Company of Technology Use Fees (TUFs), a type of royalty based on the use of each device, once the devices are in operation.  Purchasers are to pay a non-refundable deposit per device when an order is placed, with the balance due under normal commercial terms.  The purchase price for the devices and the TUFs are payable in U.S. dollars.

In addition to ETG, using the TrichoGenesis platform, the Company developed CTG Techniques specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter in 2003.  The Company has entered into two non-exclusive agreements with distributors in the United States.

The Technology:   Over the years, researchers and clinicians have discovered that certain electrical frequencies and current values stimulate healing responses in various parts of the body.  For example, a research paper published in The Journal of Bone and Joint Surgery in May 1990 by J.W. Sharrard, M.D., University of Sheffield, concluded that electrical stimulation significantly influenced healing in non-union fractures.  In addition, a report published in the British Journal of Dermatology in 1992 presented evidence on the healing of recalcitrant venous ulcers by means of electrical stimulation.  Electrical stimulation is now an accepted medical treatment in a number of specific areas.

Historically, the Registrant has focused on developing a treatment for common baldness using electrical stimulation.  It has identified the electrical parameters that reduce excessive hair loss and stimulate hair regrowth, and it has developed the treatment program. As hair loss progresses, the hair follicle produces hairs in the normal growing - resting - shedding cycle that are progressively thinner and shorter.  Ultimately only "peach fuzz" type hair is produced and then the hair follicle goes into a dormant state prior to its demise.  ETG Treatment is believed to alter this dormant state by stimulating the production capability of the follicle and thereby reducing excessive hair loss and encouraging regrowth.

The ETG Treatment Process:   During the treatment process, the patient sits in a medical device which has been designed to deliver ETG Treatment.  The device does not touch the scalp, no drugs are ingested, no sensation is felt and there are no apparent side effects.  Treatments last for twelve minutes and are usually administered weekly for periods determined by individual needs.  Ongoing maintenance visits are recommended thereafter.

Clinical Development:   Over the years ETG Treatment has been subjected to controlled clinical trials, so that safety and efficacy of the process could be verified independently.  The first of these was conducted by the Division of Dermatology, Faculty of Medicine, University of British Columbia.  Fifty-six men completed this 36 week trial and 96% of those who received active treatments had no further hair loss or experienced significant hair regrowth.  Some of the men continued to take treatments with measurements through 70 weeks; they experienced continued significant enhanced hair regrowth. Reports were published on these two clinical trials in a peer reviewed medical journal, the International Journal of Dermatology in the July-August 1990 and December 1992 issues.

The Registrant then commissioned further controlled clinical trials with male subjects at some eight academic centers across the United States and Canada, with a total of 205 men completing these 33 week controlled clinical trials.  Those receiving active treatments reported significantly diminished hair loss as well as enhanced hair regrowth.  These results have not been published.  In addition, approximately 375 men over about seven years have received treatments in the Registrant's test clinic.  Clinic director, Dr. Michael Koss, reported that many of these men experienced reduction of hair loss and enhanced hair regrowth.  ETG Treatment is proven to be safe and users find treatments to be a comfortable experience.

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG. Dr. Timothy Meakin was co-investigator in the Auckland, New Zealand single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy.  Dr. Meakin reported that thirteen women completed the study.  Twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  A report on the pilot clinical study, has been published in the May/June 2002 issue of Psycho-Oncology, a peer reviewed medical journal.

CMF is a combination of the chemotherapy agents Cyclophosphamide, Methotrexate and Fluorouracil (5FU).  This combination is a chemotherapy regime prescribed in New Zealand, the United States and many other countries.  Alopecia (hair loss) as a result of cancer chemotherapy is a major source of negative changes to self-concept and body image and one of the side effects to chemotherapy people fear most.  Therefore, in addition to assessing hair quantity, quality of life was assessed in this clinical study.  All of the women reported that ETG treatments to prevent or reduce chemotherapy induced hair loss, assisted them to maintain their sense of well being, and self-esteem.

Regulatory Approvals:   In November 1993, The Registrant submitted a Pre-Market Approval application ("PMA") containing its clinical and safety data to the FDA. In July 1994, the FDA advised that on the basis of its review of the PMA, certain deficiencies existed which caused the FDA to determine its review could not continue.  The Registrant believes that it can address the majority of the deficiencies, but it could not provide the further data to support safety and efficacy for prolonged use within the response period required by the FDA.  As a result the Registrant elected to voluntarily withdraw the PMA. No ETG sales or marketing can take place in the US unless and until FDA approval is obtained.  The Company plans to commence the formal FDA approval process as soon as possible.

In January 1995 the Registrant was advised by Health Canada (Health Protection Branch) that it was satisfied with the notification materials submitted for the ETG device.  Health Canada's acceptance of notification materials is the final regulatory procedural step required for marketing a medical device in Canada.  The notification materials include Device Monograph, Directions for Use, Labels and Operator's Manual.

In addition to clearing the way for marketing in Canada, the Canadian Health Protection Branch acceptance is assisting in obtaining health regulatory approvals in other jurisdictions.  Amongst others, the health regulatory authorities in Mexico, New Zealand and Australia have cleared the ETG device for sales.

The Canadian Standards Association (CSA) has issued two international Certificates of Compliance for Current Technology’s proprietary ETG devices; one for North America and the other for Europe.

Under the first Certificate of Compliance, the Company’s ETG devices have been certified as meeting the required medical electrical equipment safety standards set forth by the Canadian Standards Association, Underwriters Laboratories (UL) in North America and other jurisdictions accepting these standards.

The second Certificate of Compliance relates to the standards set by the International Electrotechnical Commission’s CB Scheme for safety of electrical equipment Ref. 601-1.  This approval is recognized and accepted throughout the EEC and EFTA countries as well as a number of other jurisdictions.

A requirement of the EEC (European Economic Community) and EFTA (European Free Trade Association) countries is for all goods in certain industrial classifications imported into those regions to be CE Mark Certified after June 14, 1998.  The ETG device falls within these requirements.  The Company obtained the required CE Mark certification on June 23, 1998.

On March 5, 2003 Kema Registered Quality Inc. announced the certification of the Registrant to ISO 13488:1996, ISO 9002:1994 and EN 46002:1996.  These certifications provide proof of compliance to the internationally accepted ISO 9000 Quality Standards.  In addition, CTG Techniques conforms to the American Standard UL 1431 Personal Hygiene and Health Care Appliances.

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customer’s of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  If the primary contractor is unable to meet the Company’s manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

U.S. Licensing Program:   On December 31, 2001 the company terminated an agreement with Renaissance of Newport Beach, California because Renaissance failed to meet its financial obligations.  Pursuant to the agreement, Renaissance was required to pay a licence fee of $1,000,000, payable $500,000 on or before closing and $500,000 upon receipt of regulatory approval from the FDA to market ETG in the United States, in return for exclusive U.S. marketing rights.  In addition Renaissance was to pay all expenses relating to the FDA approval process.  As a result of the termination, the Company now has recovered its right to market ETG in the U.S.

At the end of the first quarter of 2003, the Company commenced sales initiatives for CTG Techniques, a product to improve the appearance of thinning hair designed specifically for the United States market.

Intellectual Property:   The Registrant’s intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 6 issued and 10 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan.  Design patents and/or industrial design registrations have been granted in 21 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 32 countries.  Trademark and servicemark applications are underway in the United States to protect the stylized CTG.  The Company expects to file these applications in the third quarter.

The Company holds a 100% interest in the following domain names: cosmetictrichogenesis.com, ctgtechniques.com, ctgtechnique.com, electrotrichogenesis.com, trichogenesis.com, etgtreatment.com, and currentech.com.

Marketing Program:   The Company has four possible sources of revenue: the sale of ETG (ElectroTrichoGenesis) devices; the sale of CTG Techniques units; Technology Use Fees (royalties) calculated on the revenue or number of treatments and / or sessions generated by the ETG and / or CTG equipment; and license fees which could be generated from the sale of rights to particular geographic areas.

Historically, the Company has generated revenue from the first three sources:  equipment sales and royalties.  To date, no revenue has been generated from the sales of licenses.

CTG Marketing Program:

United States

The Company considers the United States to be most important market in the world for its products.  Accordingly, using the TrichoGenesis technology platform, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetics and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis)and marketed as a breakthrough method for improving the appearance of thinning hair.

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. and shipped the first two units there.  The first agreement was signed with ESTM, Inc. a marketing company based in Pennsylvania.  ESTM’s marketing plan provides for penetration of niche portions of the cosmetic use market on a rapid basis.  Mr. Brian Snow, ESTM C.E.O., has a comprehensive business career that includes over 22 years in sales, marketing as well as in business and product development in the field of high-tech medical devices. Some of the companies with whom he has worked are Medtronic, Neuromed and Stayodynamics.  From 1998 until founding ESTM, Mr. Snow provided consulting services to several investment organizations including Polestar Communications, and to several medical device companies.

The second agreement signed is with The Laser Network, LLC headquartered near Denver, Colorado.  With a network covering over 35 countries, The Laser Network specializes in the placement of medical lasers and aesthetic equipment with the potential to enhance revenue in the practice or business.  The founders of The Laser Network, James

Mousseau and Ryan Haller, have significant experience selling aesthetic equipment, having worked in both corporate and entrepreneurial environments in the United States, Europe and Japan.

Recognizing the importance of rapid market penetration, the Company has agreed to incentives for ESTM by the granting of share purchase warrants tied to reaching stated sales targets within the next two years. The total number of warrants granted is 1,500,00 and each warrant will entitle ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG

Total Number of

Unit Sales by

CTG Unit Sales

Incremental

Total Warrants

April 30,2005

by April 30, 2005

Warrants Vested                Vested

First 250

250

250,000

250,000

Next  250

500

250,000

500,000

Next  250

750

500,000

1,000,000

Next 250

1000

500,000

1,500,000

All unvested warrants will be cancelled on April 30, 2005.

The Company’s CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market. An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7billion, more than double those of 1999,and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2,000.  This study also estimates that there were nearly 156 million spa visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.  This work is ongoing.

ETG Marketing Program:

Europe

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company’s exclusive distributor is negotiating with prospective purchasers for further possible multi-unit sales.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG was shipped in May 2000 and discussions are underway about a possible third ETG device.

The London Trichology Centre in England operates an ETG.  The operator is not a distributor and has made no effort to expand.  Given the potential of the market the Company has elected to no longer continue to consider England as an active market until a distributor is in place.

Effective the first week of April 2003, Universal Hair Clinic of Dublin, Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established such clinic in Ireland.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results (see Clinical  Development).

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in the Well Being Clinics in those cities.  Principals of the Well Being Clinics are physicians and other integrative medical practitioners with expertise

In the treatment of hair loss.  In early 2003, the former Australian distributor sold his remaining seven ETG devices to the Company for ultimate resale.

The Americas

The Company has no distributor in Canada. Two ETG devices are presently operating in greater Vancouver and one in Calgary, Alberta.  In March 2003, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company’s exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is planning for additional ETG centers.

Note: See the foregoing section CTG Marketing Program for information on the United States.

Middle East:

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing:  In July and October of 2002, a multi-national medical device company took delivery of two ETG devices with the intention of using them for market testing and evaluating.  In March 2003, the subject company informed the Registrant that this market testing is still ongoing and, that as a result, they are not yet ready to place further orders.  At the time of the original order the multi-national advised that on completion of a successful evaluation they anticipated placing orders for significant numbers no later than the first quarter of 2003.  The delay in completing their market testing is entirely due to restructuring within the multi-national.  The Company has not yet been informed of the finalization date, but has been assured that the multi-national’s assessment is ongoing.

Geographic Summary:  ETG treatments centres are presently operating in the following countries:

Australasia

New Zealand

Australia

Europe

Ireland

Cyprus

Greece

Middle East

Kuwait

The Americas

Canada

Mexico

Argentina

Chile

Principal Markets:

The breakdown of revenue by region is as follows (CDN dollars):

	2002	2001	2000
Australasia	$21,875	$-	$7,334
Europe	26,473	$17,721	213,887
Middle East	-	-	66,456
The Americas	55,989	41,392	95,161

	$104,337	$59,113.	$382,838.

Marketing Strategy and Financial Potential:   The Company’s initial marketing strategy was to appoint exclusive distributors for ETGs on a national basis.  This marketing program typically provided for two revenue streams: ETG device sales and ongoing revenues from Technology Use Fees (royalties).  By 1998 distributors under this program had agreed to purchase over 1800 ETGs in order to maintain the exclusive distribution rights to over 20 countries.  As previously discussed, for a variety of reasons, ranging from adverse economic conditions to civil unrest and in some cases a lack of focus, distributors have not purchased the agreed to numbers.  Therefore, the Company was forced to deal with those situations that appeared to offer little or no future financial benefit.  The net result, as summarized in the foregoing section, is a group of 10 countries in which at least some effort is being made to make a success of ETG. Recently, the Company developed a product to suit the requirements of the multi-billion dollar U.S cosmetic and spa markets.  Sales initiatives for the product, CTG Techniques, commenced at the end of the first quarter of 2003.

Forward Looking Statements

The preceding contains certain forward looking statements with respect to the projected future revenues of the Registrant from TrichoGenesis equipment sales and TUFs.  Actual results may differ materially from actual and/or the projected revenues contained herein. The formal agreements entered into by the Registrant with respect to the sale of ETG devices do not bind the distributors to purchase the number of units provided for in the agreements and thus there are no assurances that the minimum number of units will be purchased under any agreement.  The markets for licensing of the device may be sensitive to a general downturn in the overall economy of the countries in which marketing is to take place.  Adverse economic conditions in these countries may have an impact on the Registrant’s profitability.  The non-exclusive US distribution agreements entered into by the Company do not have minimum purchase requirements.

Further, to the extent that the Registrant has executed letters of intent with certain other parties, there are no assurances that these letters of intent will result in formal agreements.

As revenues from TUFs are a function of the number of CTGs and / or ETGs sold by the Registrant, the inability to sell this equipment will also have a negative impact on the revenues from TUFs.

Competition

The Company potentially competes with a number of products within the industry in the form of lotions, creams and pills.  These products are produced by a range of companies from major pharmaceutical companies such as Merck Co. Inc. (Propecia™) and Pharmacia & Upjohn International (Rogaine™) to local purveyors of folk remedies.

Organizational Structure

The Company presently has no subsidiaries.

On December 27, 2001, the Company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp. and C.T.G.P. Corp., to a director at fair market value of CDN$100.  During the four months ended December 31, 1993 and the year ended August 31, 1993, the Company’s subsidiary, CTC Ventures Corporation, received $190,500 in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the Company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

Property, Plants and Equipment

The Company leases 1,988 square feet of space for its headquarters facilities located at 800 West Pender Street,  Vancouver, British Columbia, Canada at a monthly cost of approximately CDN$3,800.00. The Company owns no material tangible fixed assets.

Item 5.

Operating and Financial Review and Prospects

Operating Results

Management believes 2002 was a year of transition, setting the stage for commercial activity in the US.  Revenue increased 79% from CDN$59,699 in 2001 to CDN$106,788 in 2002.  Expenses increased from CDN$970,837 to CDN$1,343,134. The net loss increased 36% from CDN$911,138 to CDN$1,236,346.  During the most recent quarter, the period ending March 31, 2003, revenue increased from CDN$14,031 in 2002 to CDN$91,894 in 2003.  During the same period the net loss decreased from CDN$249,093 in 2002 to CDN$124,428 in 2003.  Results for 2001 over 2000 shows an increased in net loss from CDN$600,189 in 2000 to CDN$911,138 in 2001. A comparison of results for 1999 over 1998 indicates a change in direction when contrasted with a similar comparison for 2000 over 1999.  Revenue decreased approximately 60% from CDN$832,017 in 1998 to CDN$335,628 in 1999.  Expenses decreased significantly from CDN$1,532,185 in 1998 to CDN$1,071,666 in 1999.  The net loss was CDN$700,168 in 1998 and CDN$736,038 in 1999.  The chronic cash shortage necessitated further debt and equity financings.  Future financings will be required if this situation remains unchanged.

The development and introduction of CTG Techniques, a breakthrough method for improving the appearance of thinning hair, resulted in the commencement of commercial activity in the US marketplace towards the end of the first quarter of 2003.

Encouraging clinical developments in New Zealand may foretell a brighter future.

Although the Company sells ETG devices in countries where inflation may be a factor, there is no direct impact as all sales are made in US dollars.

Although the Canadian dollar has gained strength against the US dollar in 2003, the Company does not believe there is a material exchange rate risk and does not intend to purchase and/or sell derivative financial instruments for speculative purposes.

Liquidity and Capital Resources

The Company has financed its operations since inception principally through the sale of equity securities.

During fiscal years 1998 to 2002 the Company continued limited commercial operations commenced during fiscal 1996, with the ongoing manufacture and/or remanufacture and sales of its ETG Treatment device. Remanufacturing occurs when the Company repurchases equipment such as was done from the former Australian distributor, and places it back in inventory for ultimate resale as used equipment.

As of March 31, 2003 the Company had a working capital deficiency of CDN$499,557.  As of December 31, 2002 the Company had a working capital deficiency of CDN$260,594 (at December 31, 2001 a net positive working capital of CDN$4,103; at December 31, 2000 a working capital deficiency of CDN$805,017).  At December 31, 2002 the Company had CDN$62,011(at December 31, 2001 CDN$47,488; at December 31, 2000 CDN$14,976) in cash. The working capital deficiency at December 31, 2002 primarily resulted from a decrease in subscription receivable. The working capital increase at December 31, 2001 over 2000 resulted primarily from an increase in subscription receivable and decrease in deposit on license agreement.  The working capital deficiency at December 31, 2000 is approximately equal to that at December 31, 1999. The decrease in working capital at December 31, 1999 over 1998 resulted from a decrease in sales and the deposit on the license agreement.

The Company continues to rely on debt and equity financings.  During the period ended March 31, 2003, the Company received $5,534 on exercise of stock options and CDN$115,489 by way of a demand promissory note.  During 2002, the Company raised CDN$995,888 in private placement financings, and received CDN$152,381 on exercise of share purchase warrants. During 2002, the Company also raised another CDN$360,502 pursuant to a promissory note signed in 2002. During 2001, the Company raised $452,230 in private placement financings, issued 177,260 common shares in debt settlement and received $4,000 on exercise of options.  During 2001, the Company also raised another $111,800 pursuant to the convertible promissory note signed in 2000 (see Item 4. “Information on the Company”).  During fiscal year ended December 31, 2000 the Company raised $149,000 in a private placement financing; issued 2,000,000 common shares in exchange for a commitment from a third party to perform consulting services in 2001; and raised $167,500 by the issuance on September 11, 2000 of the aforementioned convertible promissory note.  During its fiscal year ended December 31, 1999 the Company raised US$50,000 and US$54,892 in two private placement financings.  In addition, the Company issued 2,500,000 common shares on July 12, 1999 to 314613 B.C. Ltd. (a company related by way of common directors) for the CDN$200,000 purchase of the TrichoGenesis technology including all worldwide issued and pending intellectual property protection.  During its fiscal year ended December 31, 1998 the Company raised CDN$126,500 and US$170,000 in three private placement financings.  The Company is continuing with its financing activities and is attempting to raise sufficient funds to carry out its business plan and to provide the necessary working capital.  There can be no assurance that these financing activities will be successful.

The Company has operated at a loss since its inception and has an accumulated deficit of CDN$31,691,278 as of December 31, 2002 (CDN$30,454,932 as of December 31, 2001 and CDN$29,543,794 as of December 31, 2000).  The Company sustained annual net operating losses of CDN$1,236,346 in the year ended December 31, 2002, CDN$911,138 in the year ended December 31, 2001, CDN$600,189 in the year ended December 31, 2000).   The accumulated deficit at March 31, 2003 was CDN$31,815,706.  The net operating loss for the three months ended March 31, 2003 was CDN$124,428.

Research and Development

During the last three fiscal years, tests and studies were CDN$114,151 (2002), CDN$84,602 (2001) and CDN$99,398 (2000).  During the first three months of 2003 test and studies were CDN$29,799.

During 2002 and early 2003 the Company developed CTG Techniques, a product for the US market.

The Company is attempting to expand the indications for the TrichoGenesis technology platform.  To that end, Dr. Tim Meakin has presented preliminary results in Auckland, New Zealand, from a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Dr. Meakin’s findings are discussed above (see Clinical Development).

Trend Information

The two most important uncertainties are the chronic cash shortage which impeded the possibility of commencing and/or sustaining substantive marketing initiatives and the level of market acceptance which will be achieved by CTG Techniques in the United States.

Item 6.

Directors, Senior Management and Employees

Directors and Senior Management

The directors and executive officers of the Company are as follows:

Anne Kramer founded the Company along with her husband, Robert K. Kramer, in 1987.  She has served as Chief Executive Officer, President and Chairman of the Board of the Company since 1987.  Ms. Kramer is also a member of the Executive Committee of the Board.

Robert K. Kramer, C.A., C.P.A. founded the Company along with his wife, Anne Kramer, in 1987.  He has served as the Chief Financial Officer, Secretary, Vice President-Finance and a Director of the Company since 1987.  Mr. Kramer is also a member of the Executive and Audit Committees of the Board.

Peter W. Bell, B.Sc. (Pharm.), M.B.A., served as Vice President, Medical Affairs, of the Company from 1988 to June 30, 1992 before retiring.  Mr. Bell continues to serve as a Director of the Company, a position he has held since 1988, and on the Audit Committee.

Anthony J. Harrison joined the Company effective January 1, 1994 as Chief Operating Officer and became a Director later that year.  Mr. Harrison is also a member of the Executive Committee.

Eldon Heppner, C.A., became a Director and member of the Audit Committee on April 5, 2002. An independent management consultant, Mr. Heppner served as President of IVS Intelligent Vehicle Systems Inc. from July 2000 to February 2003.

Anne Kramer and Robert Kramer are husband and wife and Mr. Harrison is the brother of Anne Kramer.  There are no other family relationships among any of the directors or executive officers of the Company.

Compensation

During the year ended December 31, 2002 the Company paid or accrued salaries and benefits of $477,594 to officers and directors of the Company.  Of this amount, CDN $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.  As of December 31,2002, other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of CDN $47,282.  During the year ended December 31,2002, the Company paid interest of CDN $23,736 to a director.

The Board of Directors has the discretion to grant incentive stock options to officers and directors of the Company.  During the year ended December 31, 2002 the following options were granted to officers and directors to purchase Common Stock:

Name	No. of Shares	Exercise Price	Expiry Date
Eldon Heppner	250,000 100,000	$0.26 $0.30	April 8, 2007 July 25, 2007

Board Practices

All Directors serve one year terms and are elected by the Company’s shareholders at the annual general meeting of shareholders.  This year’s annual meeting is to be held on June 27, 2003.

There are no Directors’ service contracts.

The Audit Committee operates under a Charter adopted on June 27, 2002.  Its primary function is to assist the board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the systems of internal controls that management and the board of directors have established, and the company’s audit process.

The Audit Committee is comprised of Robert Kramer, Eldon Heppner (chairman) and Peter Bell; it approves the annual audited financial statements and reports to the other Directors.

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors at December 31, 2002.

Share Ownership

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (As at May 14, 2003)	Date on which the Nominee became a Director of the Company
ANNE KRAMER(2) Canada CHAIRMAN, PRESIDENT and DIRECTOR	Founding Director, Chairman and President of the Company	87,152 direct 2,472,369 indirect(3)	April 16, 1987
ROBERT KRAMER(1)(2) Canada SECRETARY/TREASURER, VICE-PRESIDENT FINANCE and DIRECTOR	Founding Director, Chief Financial Officer and Vice-President of the Company	71,185 direct 2,472,369 indirect(3)	April 16, 1987
PETER W. BELL(1) Canada DIRECTOR	Vice-President of Medical Affairs (retired June 30, 1992) and Director of the Company	87,952 direct	November 8, 1988
ANTHONY J. HARRISON(2) Canada CHIEF OPERATING OFFICER and DIRECTOR	Chief Operating Officer and Director of the Company	Nil	June 30, 1994
ELDON K. HEPPNER(1) Canada DIRECTOR

Chartered Accountant from 1974 to present;  Partner, Meyers Norris Penny Chartered Accountants (SK), 1994 to 1998; President of IVS Intelligent Vehicle Systems Inc., from July 2000 to February 2003;  Independent Management consultant October 1997 to present.

		202,250 direct 169,300 indirect(4)	April 5, 2002

(1)

Member of the Audit Committee.

(2)

Member of the Executive Committee.

(3)

Of the 2,472,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,065,000 shares are owned by 314613 B.C. Ltd., 365,053 shares are owned by 335372 B.C. Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

(4)

Of the 169,300 shares indirectly held by Eldon Heppner, 93,300 are owned by Heppner Holdings Ltd. And 76,000 shares are owned by BJD Management & Investments Ltd.

Options Owned by Directors and Officers

 as of December 31, 2002

Name	No. of Shares	Exercise Price	Expiry Date
Peter Bell	250,000	$0.05	February 7, 2005
Peter Bell	50,000	$0.05	December 20, 2005
Anthony Harrison	500,000	$0.05	February 7, 2005
Anthony Harrison	50,000	$0.05	December 20, 2005
Anne Kramer	1,000,000	$0.05	February 7, 2005
Robert Kramer	750,000	$0.05	February 7, 2005
Robert Kramer	200,000	$0.20	October 10, 2006
Eldon Heppner	250,000	$0.26	April 8, 2007
Eldon Heppner	100,000	$0.30	July 25, 2007
	3,150,000

Employee Options To Purchase Common Stock

Outstanding as of December 31, 2002

  Number of

  Price

Common Shares

Per Share

Expiry Date

150,000

$0.05

June 8, 2003

670,000

$0.05

February 7, 2005

100,000

$0.05

December 20, 2005

275,000

$0.125

September 6, 2006

225,000

$0.26

December 19, 2006

1,420,000

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following sets forth the ownership of Common Stock of the Company by all directors and officers as a group and by 5% or more stockholders of the Company:

Title of Class of Securities	Identity of Person or Group	Amount Owned as of May 14, 2002	Percent of Class

Common Stock	All Directors and Officers as a group (5 persons)	2,920,908(1)	6.03%
Common Stock	Keith Denner	8,029,500(1)	13.35%
Common Stock	Anne Kramer	87,152 direct(1) 2,472,369 indirect(1)(2)	- 5.28%
Common Stock	Robert Kramer	71,185 direct (1) 2,472,369 indirect(1)(2)	- 5.25%

(1)

Does not include outstanding options or warrants to purchase common shares.

(2)

Of the 2,472,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,065,000 shares are owned by 314613 B.C. Ltd., 365,053 shares are owned by 335372 B.C. Ltd. and 42,613 shares are owned by Harrison Kramer Corporation. Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

Related Party Transactions

During the year ended December 31, 2002, the Company paid interest Of CND $23,736 to a director.

None of the directors, executive officers or senior officers were indebted to the Company for the period from January 1, 2001 to the date of this annual report.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

March 31, 2003 Interim Financial Statement

Balance Sheets as of December 31, 2002 and 2001, and Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000.

There are no material legal or arbitration hearings against the Company.

The Company has not paid nor contemplates paying dividends.

Significant Changes

Subsequent to the three months ended March 31, 2002, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at $0.30 up to and including April 30, 2006.

Item 9.

The Offer and Listing

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock, no par value per share (the "Common Stock").  As of December 31, 2002, 48,333,015 shares of Common Stock were issued and outstanding.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend distribution.  The Company has not paid cash dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.  The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.  In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all assets, if any, remaining after payment of all liabilities.  Holders of Common Stock have no preemptive rights or rights to subscribe to additional securities of the Company.  The outstanding shares of Common Stock are fully paid and non-assessable.  The Company's transfer agent for its Common Stock is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

The Company’s common stock trades on the National Association of Securities Dealers, Over The Counter, Bulletin Board ("NASD, OTC, BB") under the symbol "CRTCF".  Trading on NASD OTC BB commenced March 2, 1995.  On January 29, 1999 the Company voluntarily delisted its common shares from the Vancouver Stock Exchange where they had traded under the symbol “ONE”.

During the last five years the annual high and low market price for the Company’s Common Stock on the NASD OTC BB was as follows:

	High	Low
Year ended December 31, 2002	$0.41	$0.125
Year ended December 31, 2001	$0.49	$0.05
Year ended December 31, 2000	$0.17	$0.015
Year ended December 31, 1999	$0.16	$0.01
Year ended December 31, 1998	$0.60	$0.02

During the last five years the annual high and low market price for the Company’s Common Stock on the Vancouver Stock Exchange was as follows:

	High	Low
Year ended December 31, 1999*	CDN$0.15	CDN$0.03
Year ended December 31, 1998	CDN$0.53	CDN$0.03

* On January 29, 1999 the Company voluntarily delisted its Common Stock from the Vancouver Stock Exchange.

During the last two years the quarterly high and low sales price for the Company’s Common Stock on the NASD OTC BB was as follows:

Year Ended December 31, 2002

High     Low

Quarter ended March 31, 2002

$0.41

$0.20

Quarter ended June 30, 2002

$0.35

$0.17

Quarter ended September 30, 2002

$0.41

$0.14

Quarter ended December 31, 2002

$0.36

$0.125

Year Ended December 31, 2001

High     Low

Quarter ended March 31, 2001

$0.12

$0.05

Quarter ended June 30, 2001

$0.17

$0.05

Quarter ended September 30, 2001

$0.15

$0.055

Quarter ended December 31, 2001

$0.49

$0.11

During the most recent six months the high and low sales price for the Company’s Common Stock on the NASD OTC BB was as follows:

	High	Low
December 2002	$0.31	$0.19
January 2003	$0.305	$0.22
February 2003	$0.26	$0.195
March 2003	$0.26	$0.21
April 2003	$0.265	$0.205
May 2003	$0.325	$0.22

According to information provided by the Company's transfer agent, at December 31, 2002, the Company had 337 U.S. stockholders of record who held in the aggregate 25,233,891 shares or approximately 52.21% of the Common Stock outstanding at that date.

Class A Preference Shares.  The Company is authorized to issue up to 10,000,000 Class A Preference shares without par value.  As of December 31, 2002 no Class A Preference shares have been issued.

Item 10. Additional Information

Memorandum and Articles of Association

Incorporated by reference to the Company’s Form 20-F dated August 31, 1991 effective April 1992 (File No.000-19846).

At the June 27, 2003 Annual General Meeting, shareholders will be asked to approve a special resolution to transfer the Company’s jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act.

Material Contracts

On December 31, 2001 the company terminated an agreement with Renaissance of Newport Beach, California because Renaissance failed to meet its financial obligations.  Pursuant to the agreement, Renaissance was required to pay a licence fee of $1,000,000, payable $500,000 on or before closing and $500,000 upon receipt of regulatory approval from the FDA to market ETG in the United States, in return for exclusive U.S. marketing rights.  Renaissance paid only $225,000 and no payments were made by Renaissance in 2001. On receipt, the Company recorded these funds as a current liability. In a separate transaction, as consideration for this $225,000 which was advanced to the Company by individual investors, the Company agreed to issue up to 750,000 restricted common shares (no warrants attached) in its capital.

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”) a lender who owns over 10% of the issued and outstanding common shares of the Company.  As at December 31, 2002, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31, 2005

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The Company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.  This note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On October 22nd, 2002, the Company’s Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest are payable on January 2nd, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11th, 2000.  As at December 31, 2002, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11th, 2000.  As at March 31, 2003, total principal amount due under this note was $77,800.

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the contract with Renaissance which was terminated December 31, 2001, the convertible promissory note, the promissory note and the lease agreement for the Company’s office space, which is described above.

Exchange Controls

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held.  There are also no such limitations imposed by the Company’s articles and bylaws with respect to the common shares of the Company.

Taxation

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of a common share by a holder (the "Holder") of one or more common shares who is resident in the United States of America and holds the common share as capital property.  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof.  It is assumed that each such amendment will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a withholding tax on every dividend that is or is deemed to be paid or credited to him on his common shares.  Under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the rate of withholding tax is 10% of the gross amount of the dividend where the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, and 15% in any other case.  A Protocol amending the Treaty was ratified by the representatives of the Canadian and United States governments.  Effective in December 1995 one of the amendments in the Protocol reduces the 10% withholding rate on dividends to 6% in 1996 and 5% in 1997.

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A Holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a common share will be relieved under the Treaty from such liability unless:

(a)

the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

(b)

the Holder

(i)

was resident in Canada for 120 months during any 20-year period preceding the disposition, and

(ii)

was resident in Canada at any time during the 10 years immediately preceding the disposition, and

(iii)

owned the common share when he ceased to be a resident of Canada.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars.  Based on the Company’s overall exchange rate risk as at December 31, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or cash flows.  The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure.  The Company does not intend to purchase and/or sell derivative financial instruments for speculative purposes.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.

Internal Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this annual report, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective.  There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.  Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 16.

[Reserved]

PART III

Item 17.

Financial Statements

March 31, 2003 Interim Financial Statement

Balance Sheets as of December 31, 2002 and 2001, and Consolidated Statements Of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000.

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Certificate of Incorporation of Current Technology Corporation under the Province of British Columbia, as amended. (1)

1.2	Company Act Articles (Bylaws) of Current Technology Corporation. (1)

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (2)

2 (b).2	Security and Loan Agreement

4.2	License Agreement dated May 31, 1999 between 314613 B.C. Ltd., Renaissance Hair Technology Inc. and Current Technology Corporation. (3)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)

12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated August 31, 1991 effective April 1992 (File No.000-19846).

(2)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(3)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 1999 and filed June 30, 2000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURRENT TECHNOLOGY CORPORATION

     By:

 /s/ Anne Kramer

   (Signature)

             Anne Kramer

             Chairman of the Board and

             Chief Executive Officer

Date June 27, 2003

Certifications

I, Anne Kramer, certify that:

1.

I have reviewed this annual report on Form 20-F of Current Technology Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14)for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)           evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)           presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

 6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Anne Kramer

Anne Kramer, Chief Executive Officer and Chairman of the Board of Directors

Certifications

I, Robert K. Kramer, certify that:

1.

I have reviewed this annual report on Form 20-F of Current Technology Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003	/s/ Robert K. Kramer

Robert K. Kramer, Chief Financial Officer and Director

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Certificate of Incorporation of Current Technology Corporation under the Province of British Columbia, as amended. (1)

1.2	Company Act Articles (Bylaws) of Current Technology Corporation. (1)

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (4)

2 (b).2	Security and Loan Agreement

4.2	License Agreement dated May 31, 1999 between 314613 B.C. Ltd., Renaissance Hair Technology Inc. and Current Technology Corporation. (3)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)

12 (a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002

(1) Incorporated by reference to the Company’s Form 20-F, dated August 31, 1991 effective April 1992 (File No.000-19846).

(2) Incorporated by reference to the Company’s Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(3) Incorporated by reference to the Company’s Form 20-F, dated December 31, 1999 and filed June 30, 2000.

Exhibit 12 (a).1

Certification of Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

By

/s/ Anne Kramer

Anne Kramer, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 12(a).1

Certification of Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

By

 /s/ Robert K. Kramer

Robert K. Kramer, Chief Financial Officer and Director

SECURITY AND LOAN AGREEMENT

THIS AGREEMENT dated for reference October 22nd ,2002.

BETWEEN:

CURRENT TECHNOLOGY CORPORATION, of

530 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6;

(the "Borrower")

OF THE FIRST PART

AND:

KEITH DENNER, of

5901 Vista Drive, West Des Moines, Iowa, 50266;

(the "Lender")

OF THE SECOND PART

W H E R E A S:

A.

Pursuant to a Convertible Promissory Note dated September 11, 2000 (the “Note”), the Borrower granted the Lender a floating charge security interest over all of the Lender’s assets with respect to the principal loaned, and to be loaned, pursuant thereto;

B.

The Lender has made, or has agreed to make, additional loans to the Borrower totalling $181,000 that are not covered by the Note and may make additional loans to the Borrower in the future (collectively the “Loans”); and

C.

 The Borrower has agreed to enter into this Agreement with the Lender outlining the terms of the Loans and in order to allow the Lender to perfect its security interest over the Borrower’s assets with respect to the Loans;

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements herein contained, the parties hereby agree as follows:

Article 1-Definitions & Interpretation

1.1

Definitions

In this Agreement:

“Collateral” has the meaning set forth in Article 5 herein;

“Event of Default” has the meaning set forth in Article 4 herein;

“Interest” means interest calculated on the Loan at a rate of 10% per annum, calculated in arrears monthly commencing on the date that each separate Loan amount is advanced from the Lender to the Borrower, and payable on the Payment Date;

"Loan" means the loan to be advanced by the Lender to the Borrower pursuant to the provisions of Article 2 of this Agreement; and

"Payment Date" means January 2, 2004.

1.2

Headings

Headings have been inserted into this Agreement for reference only and they do not define, limit, alter, or enlarge the meaning of any provision of this Agreement.

1.3

Recitals & Schedules

The recitals set out above form a part of this Agreement are incorporated by reference and made a part of this Agreement.

1.4

Currency

Unless otherwise specified, a statement of, or reference to, a dollar amount in this Loan Agreement without currency specification will mean United States dollars.

Article 2-Terms of Loan

2.1

Loan Amount

The parties acknowledge that the Lender has advanced Loans totalling $160,000 that shall be covered by the terms of this Agreement and will advance an additional $21,000 upon execution of this Agreement.  All future Loans that the Lender shall make to the Borrower and that the Borrower accepts from the Lender shall also be covered by the terms of this Agreement.

2.2

Expenses

The Borrower shall be responsible for its own costs related to the preparation, review and execution of this Agreement and any related documentation.

Article 3-Repayment of Loan

3.1

Promise to Pay

The Borrower hereby promises to pay to the Lender at his address shown on the first page of this Agreement, the total amount of the Loan and Interest by the Payment Date.

3.2

Prepayment

The Borrower may prepay all or any part of the Loan without penalty.

Article 4-Events of Default & Remedies

4.1

Events of Default

Any one or more of the following events will constitute an Event of Default, whether any such Event of Default is voluntary or involuntary or effected by operation of law or pursuant to or in compliance with any judgment, decree, or order of any court or any order, rule, or regulation of any administrative or governmental body:

(a)

default by the Borrower in the due payment of the Loan and Interest by the Payment Date;

(b)

any action by the Borrower that constitutes a denial of the Lender's rights set forth in this Agreement

(c)

an order is made or a petition is filed for the bankruptcy of the Borrower;

(d)

the Borrower commits an act of bankruptcy or makes a general assignment for the benefit of its creditors;

(e)

the appointment of a receiver, receiver-manager, or receiver and manager of any part of the properties or assets of the Borrower;

(f)

the enforceability of any execution, or any other process of any court against the Borrower, or the levy of a distress or analogous process upon the properties or assets or any part thereof of the Borrower;

(g)

default by the Borrower in the performance of any contractual obligation to the Lender under any other agreement or legal instrument, whether or not collateral or supplemental to this Agreement; or

(h)

the holder of any mortgage, charge, or encumbrance, whether or not ranking prior to or pari passu with the charges created by this Agreement on any of the properties or assets or any part thereof of the Borrower does anything to enforce or realize on such mortgage, charge, or encumbrance.

4.2

Remedies on Default

After any Event of Default has occurred and continues for five business days, and at any time thereafter, provided that the Borrower has not remedied all outstanding Events of Default, the Lender may, in his discretion and by notice in writing to the Borrower, declare this Agreement to be in default. At any time thereafter while the Borrower has not remedied all outstanding Events of Default, the Lender may, at its discretion and subject to compliance with any mandatory requirements of applicable law then in effect, declare the then outstanding balance of the Loan, Interest, costs, and all funds owing by the Borrower and all liabilities of the Borrower under this Agreement to be immediately due and payable and such funds and liabilities will forthwith become due and payable without presentment, demand, protest, or other notice of any kind to the Borrower, all of which are hereby expressly waived.

4.3

Lender’s Rights on Default

Subject to paragraph 4.2, upon the Lender declaring this Agreement to be in default, he may to the fullest extent permitted by applicable law:

(a)

sell the Collateral (as defined below) or any interest therein at public or private sale for cash or upon credit and for immediate or future delivery and for such price and on such terms as the Lender shall deem appropriate, and negotiate, endorse, assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold, each purchase at any sale to hold the property sold absolutely, free from any claim or right on the part of the Borrower (and the Borrower hereby waives, to the extent permitted by applicable law, all rights of redemption, stay and/or appraisal which the Borrower now has or may at any time in the future have).  The Lender may dispose of the Collateral on such terms as it may choose, without any obligation to advertise or give notice of any kind except as required by applicable law.  Notwithstanding the foregoing, any sale of the Collateral by the Lender shall be made in good faith to an at arm’s length third party;

(b)

proceed by suit or suits at law or in equity to foreclose this Agreement and sell the Collateral or any portion thereof pursuant to judgment or decree of a court or courts having jurisdiction;

(c)

either personally, or by means of a court-appointed receiver, take possession of all or any of the Collateral and exclude therefrom the Borrower and all others claiming under the Borrower.  In the event that the Lender demands or attempts to take possession of the Collateral in the exercise of any rights under this Agreement, the Borrower promises and agrees to promptly turn over and deliver complete possession thereof to the Lender;

(d)

make such payments and do such acts as the Lender may deem necessary to protect its security interest in the Collateral, including, without limitation, paying, purchasing, contesting or compromising any encumbrance, charge or lien which is prior to or superior to the security interest granted hereunder, and in exercising any such powers or authority to pay all expenses incurred in connection therewith;

(e)

require the Borrower to deliver to the Lender within two days after the Lender’s request, a detailed list of all items which are included in, or are proceeds of, the Collateral;

(f)

collect any and all amounts due to the Lender from account debtors, notify account debtors that the accounts have been assigned to the Lender and that the Lender has a security interest therein, and direct such account debtors to make all payments due from them to the Borrower upon the accounts, directly to the Lender;

(g)

choose to accept the Collateral after giving notice of such proposal to the Borrower and to any other person with a security interest in such Collateral, and such acceptance shall discharge the Borrower’s Obligations provided that neither the Lender, nor any other person with a security interest in such Collateral objects in writing to such proposal within 14 days from receipt of such notice; and/or

(h)

use, in connection with any assembly or disposition of the Collateral, any trademark, trade name, trade style, copyright, patent right or technical process used or utilized by the Borrower.

4.4

Remedies Non-Exclusive

No remedy set out in this Agreement is intended to be exclusive of each and every remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The exercise or commencement of exercise by the Lender of any one or more of such remedies will not preclude the simultaneous or later exercise by the Lender of any or all other such remedies.

4.5

Set-Off or Counterclaim

The obligation of the Borrower to pay the Loan under this Agreement will be absolute and unconditional and will not be affected by any circumstance, including, without limitation, any set-off, compensation, counterclaim, recoupment, defence, or other right which the Borrower may have against the Lender, or anyone else for any reason whatsoever and any insolvency, bankruptcy, reorganization, or similar proceedings by or against the Borrower.

Article 5-Security

5.1

Collateral

The Borrower and the Lender agree that when used herein, “Collateral” means all right, title and interest of the Borrower in and to all real or personal property whether now owned or hereafter acquired by the Borrower and wherever located, including without limitation:

(a)

all Borrower inventory, including inventory in transit, or returned goods, wherever located, which are held for sale or lease or are to be furnished under contracts of service, or which are raw materials, work in progress or material used or consumed in the Borrower’s business, or finished goods and supplies customarily classified as inventory;

(b)

all inventions, designs, copyrights, registrations, licenses, trademarks, trade names, trade secrets, patents, patent applications, drawings, models, prototypes, writings, customer lists, purchasing and supplier records, and other proprietary rights of the Borrower.  Such rights shall include the right to discuss the status and content of the Borrower’s patents, patent applications and other intellectual property rights with the Borrower’s patent attorneys;

(c)

all equipment used or acquired for use in the Borrower’s business;

(d)

all accounts, instruments, investment securities, chattel paper, contract rights, licenses, approvals, notes, drafts, general intangibles (including, without limitation, tax refunds and insurance proceeds) and rights to payment for goods sold or leased, goods to be sold or leased, or for services rendered or to be rendered;

(e)

all money, securities and receivables; and

(f)

all ledger sheets, books, records and documents concerning any of the foregoing, including all computer records, programs, storage media and computer software useful or required in connection with any of the foregoing.

5.2

Security Interest

The Borrower hereby grants to the Lender a security interest in the Collateral to secure the Borrower’s payment of the Loan and Interest.  Nothing in this Agreement shall be deemed to constitute an assumption or acceptance by the Lender of any of the obligations of the Borrower under any agreement concerning any part of the Collateral.  The Borrower hereby specifically confirms and acknowledges that, notwithstanding the above grant of security interest, the Borrower remains liable for any obligations it may have under or in respect of any of the Collateral.

5.3

Borrower’s Obligations

The Borrower acknowledges and agrees that:

(a)

the Borrower shall use its best efforts to pay all necessary fees to defend and keep its intellectual property interests in good standing.  If the Borrower is unable to pay such fees, it shall provide the Lender with an much notice as possible for fee payment deadlines or third party challenges;

(b)

all out-of-pocket advances, charges, costs and expenses, including attorney’s fees paid by the Lender in exercising any right, power or remedy conferred by this Agreement, including but not limited to that due to bankruptcy or insolvency of the Borrower, or in the enforcement thereof, shall become part of the Loan secured hereunder;

(c)

the Lender will promptly notify the Lender of any attachment or other legal process levied against any part of the Collateral or any information the Lender receives relative to the Collateral which may in any way materially and adversely affect the value of the Collateral or the rights and remedies of the Lender in respect thereto; and

(d)

while the Lender’s security interest in the Collateral shall not affect the Borrower’s right to conduct transactions in the ordinary course of its business, the Borrower shall not otherwise encumber any of the Collateral without the written consent of the Lender, which consent shall not be unreasonably withheld.  Should the Borrower enter into a significant business transaction with an at arm’s length third party that is subject to some or all of the Borrower’s assets being free and clear of encumbrances, the Lender shall act reasonably in releasing part or all of its security interest over the Collateral in order to promote the Borrower’s business objectives.

ARTICLE 6 – APPLICATION OF PROCEEDS

6.1

The proceeds of any sale, lease or other disposition of the Collateral shall be applied in the following order:

(a)

to the repayment of the reasonable out-of-pocket costs and expenses or securing possession of, holding and preparing for the sale and the selling of the Collateral (including any legal expenses and attorney’s fees) and the discharge of all assessments, encumbrances, charges or liens, if any, on the Collateral;

(b)

to the payment of the whole Loan and Interest amount then due and unpaid to the Lender; and

(c)

the surplus, if any, shall be paid to the Borrower or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

If the proceeds from the sale of the Collateral are not sufficient to satisfy the Loan and Interest payment, the Lender may proceed against the Borrower for any deficiency.

Article 7-General

7.1

Entire Agreement

This Agreement embodies the entire agreement and understanding between the parties with respect to the Loan and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

7.2

Amendments

Neither this Agreement nor any of its terms may be amended, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge, or termination is sought.

7.3

Waiver

Every condition and covenant, and each and every representation and warranty contained in this Agreement has been inserted for the sole benefit of the Lender and any breach of any such conditions, covenants, representations, and warranties may, at the Lender's discretion, be waived or partially waived by the Lender. No failure or delay on the part of the Lender to exercise any right, power, or remedy given herein or by statute or at law or in equity or otherwise will operate as a waiver thereof, nor will any single or partial exercise of any right preclude any other exercise thereof or the exercise of any other right, power, or remedy.

7.4

Forbearance

No condonation, forgiveness, waiver, or forbearance by the Lender of any non-observance or non-performance by the Borrower of any of the provisions of this Agreement will operate as a waiver or estoppel by or against the Lender in respect of any provision, or any subsequent non-observance or non-performance by the Borrower of any of the provisions of this Agreement.

7.5

Approvals

The acceptance or approval by the Lender of any matter required hereunder will be of no force and effect unless given in writing.

7.6

No Merger of Judgment

Neither the taking of any judgment nor the exercise of any power of seizure and sale will operate to extinguish the obligation of the Borrower to pay its debts and liabilities under this Agreement, and the acceptance of any payment or alternate security will not constitute or create a novation, and the taking of a judgment or judgments under a covenant in this Agreement contained will not operate as a merger of those covenants or affect the Lender's right to Interest.

7.7

Other Indebtedness

Nothing contained in this Agreement will prejudice or impair any rights or remedies the Lender may have with respect to other loans which the Lender may make with the Borrower.

7.8

Notices

Any notice, direction, or other instrument required or permitted to be given under this Agreement will be in writing and may be delivered, sent by registered mail, or transmittal by facsimile machine to the respective addresses set out on the first page of this Agreement.

7.9

Effect of Notice

Any notice, direction, or instrument given will:

(a)

if delivered be deemed to have been given or made at the time of delivery;

(b)

if mailed by registered mail and properly addressed, be deemed to have been given or made on the fourth business day following the day on which it was so mailed, provided that should there be at the time of mailing or between the time of mailing and the actual receipt of the notice a mail strike, slowdown, or other labour dispute which might affect the delivery of that notice, then the notice will be only effective if actually delivered; and

(c)

if sent by facsimile machine, be deemed to have been given or made on the business day immediately following the day on which it was transmitted.

7.10

Notice of Change of Address

Any party may give written notice of change of address in the same manner in which event notice will thereafter be given at that changed address.

7.11

Further Assurances

As and so often as the Lender may require, the Borrower will execute and deliver to the Lender, at the expense of the Borrower, such further and other assurances and conveyances as may be necessary to properly carry out the intention of this Agreement.

7.12

Severability

If any term, covenant, or condition of this Agreement or application thereof to any person or circumstance is found to any extent to be invalid, illegal, or unenforceable in any respect, the remainder of this Agreement or application of such term, covenant, or condition to such person or circumstance other than those as to which it is held invalid, illegal, or unenforceable will not be affected thereby, and each term, covenant, and condition of this Agreement will be valid and legal and will be endorsed to the fullest extent permitted by law.

7.13

No Partnership

The parties specifically acknowledge that the Borrower and the Lender are not partners, that the Borrower has no right or authority to obligate the Lender and the Lender has no right to obligate the Borrower (except in the manner and to the extent provided in this Agreement), and that nothing contained in this Agreement, nor any acts of the parties in fulfilling their respective rights and obligations under this Agreement, will be construed so as to create a partnership relationship between the Borrower and the Lender.

7.14

Access to Documentation

On execution of this Agreement, the Lender, at its own expense and at reasonable intervals and times, shall upon two business days’ notice have access to the Borrower’s minute book, corporate records, accounting files and to all technical records and other factual data and information relating to the Borrower’s assets which are in the possession of the Borrower in Vancouver.

7.15

Time of the Essence

Time will be of the essence of this Agreement in respect of the payment of the Loans and all covenants and agreements to be performed and fulfilled. Any extension of time under this Agreement will not be deemed to be or operate in law as a waiver on the part of the Lender that time is to be of the essence of this Agreement.

7.16

Jurisdiction

This Agreement and the rights and obligations of the parties will be governed by and be construed in accordance with the laws of British Columbia. The parties hereby attorn to the jurisdiction of the Courts of British Columbia.

7.17

Counterparts

This Agreement may be signed in counterparts and by facsimile, and when a counterpart of this Agreement has been executed by each of the parties, such counterparts will be treated as one and the same Agreement, as if each such counterpart had been executed by all of the parties.

7.18

Enurement

This Agreement will be binding upon and enure to the benefit of the Borrower and the Lender and each of their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

CURRENT TECHNOLOGY CORPORATION

per:

“Anne Kramer”_____________

“Keith Denner”____________

Anne Kramer, President

Keith Denner

CURRENT TECHNOLOGY CORPORATION

YEAR END REPORT

DECEMBER 31, 2002

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604-684-2727

Fax:

604-684-0526

Email:

ctc@axion.net

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Legal, accounting and filing fees

Audit, accounting and tax

            $30,146

Intellectual property

  21,410

Legal and filing

  55,969

         $ 107,525

b)

Regulatory-Health

U.S. health regulatory expenses

         $225,460

c)

Salaries and benefits

Executive officers

$293,623

Other

    71,359

$364,982

a)

Test and studies

Clinic

            $59,022

Medical advisory

              55,129

          $114,151

2.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company paid or accrued:

a)

Salaries and benefits of $477,594 to officers and directors of the Company. Of this amount $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.

b)

Interest of $23,736 to a director of the Company.

c)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
January	Common shares	Exercise of warrants	200,000	US$0.15	$47,619	Cash
January	Common shares	Exercise of warrants	1,650,000	US$0.04	104,762	Cash
March	Common shares	Private Placement	1,600,000	US$0.25	637,680	Cash
March	Common shares	Private Placement	133,333	US$0.30	63,768	Cash
April	Common shares	Finder's fee	80,000	US$0.30	Nil	Services
June	Common shares	Private Placement	666,667	US$0.30	294,440	Cash

b)

On April 8, 2002 the Company granted Eldon Heppner, a director, an option to purchase 250,000 common shares at a price of US$0.26 per share up to and including April 8, 2007.

On July 25, 2002 the Company granted Eldon Heppner, a director, an option to purchase 100,000 common shares at a price of US$0.30 per share up to and including July 25, 2007.

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,333,015 common shares outstanding - $30,255,761

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

c)

i)

The following options were outstanding as at December 31, 2002:

Number of Common Shares	Price Per Share	Expiry Date
150,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,570,000

i)

The following share purchase warrants were outstanding as at December 31, 2002.

Number of Common Shares	Price Per Share	Expiry Date
3,800,000	US$0.25	December 31, 2003
2,980,000	US$0.10	February 7, 2005*
2,500,000	US$0.05	June 30, 2005
1,564,600	US$0.05	January 31, 2006
1,266,667	US$0.075	June 30, 2006
179,167	US$0.15	September 27, 2006
1,680,000	US$0.50	October 11, 2006
666,667	US$0.55	May 15, 2007

* US$0.05 up to and including February 7, 2004

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

ii)

The following convertible promissory notes were outstanding as at December 31, 2002.

a)

The first note is from a lender who owns over 17% of the Company. The note matures on August 31, 2005. As at December 31, 2002, the company owes US$306,447 in principal and interest to this lender which can be converted into units at US$0.05 per unit.  Each unit consists of one common share and one warrant which entitles the lender to purchase one additional common share at US$0.05 up to and including March 31, 2006. The Company is not allowed to repay the principal prior to August 31, 2005.

b) The second note is non-interest bearing and matures on June 28, 2005. As at December 31, 2002, the company owes US$10,000 in principal  to this lender which may be converted into 450,000 warrants. Each warrant entitles the lender to purchase one common share at US$0.20 up to and including June 28, 2005.

d)

There are no escrowed shares outstanding.

5.

LIST OF DIRECTORS AND OFFICERS AS AT MAY 13, 2003

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION

2002:  Brief Overview

Management believes 2002 was a year of transition, setting the stage for a potentially brighter future.  During the year, the following benchmarks were achieved:

Key additions to the Medical and Scientific Advisory Board.

Addition of a health regulatory affairs specialist.

Publication of a study report in Psycho-Oncology, a peer reviewed medical journal.

ElectroTrichoGenesis  (ETG) units repositioned and/or repurchased by the Company in preparation for U.S.  launch.

CosmeticTrichoGenesis (CTG)/CTG Techniques conceptualized and strategized.

CTG marketing commenced in the United States.

Financial results are important and will be the ultimate measure by which the Company is valued.  In a transition year such as 2002, however, they do not tell the whole story.  Revenue was up significantly in percentage terms (79%), but modestly in absolute terms.  Expenses rose in both percentage (38%) and absolute ($372,297) terms, reflecting the investment required to commence marketing CTG Techniques in the United States.

This management discussion and analysis will continue by covering the following topics:

CTG Marketing Program

United States

The Company considers the United States to be the most important market in the world for its products.  Accordingly, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetic and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis) and marketed as a breakthrough method for improving the appearance of thinning hair.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. and shipped the first two units there.  The first agreement was signed with ESTM, Inc. a marketing company based in Pennsylvania.  ESTM's marketing plan provides for penetration of niche portions of the cosmetic use market on a rapid basis.  Mr. Brian Snow, ESTM C.E.O., has a comprehensive business career that includes over 22 years in sales, marketing as well as in business and product development in the field of high-tech medical devices.  Some of the companies with whom he has worked are Medtronic, Neuromed and Stayodynamics.  From 1998 until founding ESTM, Mr. Snow provided consulting services to several investment organizations including Polestar Communications, and to several medical device companies.

The second agreement signed is with The Laser Network, LLC headquartered near Denver, Colorado.  With a network covering over 35 countries, The Laser Network specializes in the placement of medical lasers and aesthetic equipment with the potential to enhance revenue in the practice or business.  The founders of The Laser Network, James Mousseau and Ryan Haller, have significant experience selling aesthetic equipment, having worked in both corporate and entrepreneurial environments in the United States, Europe and Japan.

Recognizing the importance of rapid market penetration, the Company has agreed to incentives for ESTM by the granting of share purchase warrants tied to reaching stated sales targets within the next two years.  The total number of warrants granted is 1,500,000 and each warrant will entitle ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

The Company's CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market.  An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7 billion, more than double those of 1999, and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2000.  This study also estimates that there were nearly 156 million spa

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.  This work is ongoing.  Appropriate information will be disseminated, as it is available.

ETG Marketing Program

Europe

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company's exclusive distributor is negotiating with prospective purchasers for further possible multi-unit sales.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG was shipped in May 2000 and discussions are underway about a possible third ETG device.

The London Trichology Centre in England operates an ETG.  The operator is not a distributor and has made no effort to expand.  Given the potential of the market the Company has elected to no longer continue to consider England as an active market until a distributor is in place.

Effective the first week of April, Universal Hair Clinic of Dublin, Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established clinic in Ireland.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results (see Clinical Trials Results).

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in The Well Being Clinics in those cities.  Principals of The Well Being Clinics are physicians and other integrative medical

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

practitioners with expertise in the treatment of hair loss.  The former Australian distributor has sold his remaining seven ETG devices to the Company.

The Americas

The Company has no distributor in Canada.  Two ETG devices are presently operating in greater Vancouver and one in Calgary, Alberta.  In March, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company's exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is planning for additional ETG centers.

Note:  See the foregoing section CTG Marketing Program for information on the United States.

Middle East

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing

In June of 2002, a multi-national medical device company ordered ETG devices with the intention of using them for market testing and evaluating.  In March, the subject company informed Current Technology that this market testing is still ongoing and, that as a result, they are not yet ready to place further orders.  At the time of the original order the multi-national advised that on completion of a successful evaluation they anticipated placing orders for significant numbers no later than the first quarter of 2003.  The delay in completing their market testing is entirely due to restructuring within the multi-national.  Current Technology has not yet been informed of the finalization date, but has been assured that the multi-national's assessment is ongoing.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Geographic Summary

ETG treatments centers are presently operating in the following countries:

Europe
Ireland
Cyprus
Greece
Australasia
New Zealand
Australia
The Americas
Canada
Mexico
Argentina
Chile
Middle East
Kuwait

Clinical Trial Results

On June 12, 2002 the Company announced Psycho-Oncology's - a peer-reviewed medical journal - publication (May/June 11:244-248 2002) of the results of a pilot research study that examined whether ETG could prevent or reduce hair loss in women with breast cancer undergoing CMF chemotherapy. Psycho-Oncology is a leading journal of the psychological, social, and behavioral dimensions of cancer. Twelve of the 13 female patients in this pilot study had good hair retention during chemotherapy and at the end of the study. The results also suggested that ETG treatment had a positive impact on quality of life. There were no reported side effects attributable to ETG. This study shows encouraging results in an area where no other appropriate treatment is currently available.

Hair loss or alopecia is often viewed as the most traumatic side effect of chemotherapy treatment for cancer patients. In fact, some women with breast cancer perceive the loss of their hair as more difficult to cope with than the loss of a breast because it is such as visible loss. The findings of a 1998 breast cancer patient study (Cancer Practice, Vol. 6, No. 1) indicate that over 90% of the women surveyed considered hair loss to be one of the most troublesome side effects of cancer treatment. Based on this fear, many medical practitioners believe their female cancer patients may be selecting other, often less effective, treatment options for their disease.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Conducted at St. Mark's Breast Centre in Auckland, New Zealand, this study followed 13 chemotherapy patients undergoing concurrent ETG treatment. Twelve of the 13 women in this study had good hair retention compared to historical data. All of the women received two ETG treatments weekly. Quantitative hair loss was measured by photographic assessment and manual hair count. No side effects attributable to ETG were reported.  The women in the study also participated in a quality of life assessment. They indicated that choosing to participate in this study allowed them to maintain some control over their lives at a time when they felt control had been taken away. As a result, they reported feeling more confident about having to undergo CMF chemotherapy, provided the ETG treatment accompanied it.

The expanded clinical indication may enhance ETGs reputation; it may assist the FDA approval process; and may lead to additional sales opportunities.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

Medical and Scientific Advisory Board/Health Regulatory

The Company has made important additions to its medical and scientific advisory board:  Douglas Beder, Ph.D., Professor Emeritus, Department of Physics & Astronomy, University of British Columbia; and Arthur Pilla, Ph.D., Professor of Orthopedics at Mount Sinai's School of Medicine in New York.  The medical and scientific advisory board now consists of five members including Richard L. DeVillez, M.D. (Chairman), W. Stuart Maddin, M.D., and Jason Rivers, M.D.

In addition to its medical and scientific advisory board, the Company has retained regulatory consultant, Judi Weissinger, Ph.D., to assist with the introduction of CTG and its ETG application to the FDA.  Dr. Weissinger is president of Weissinger Solutions, Inc (WSI).  Prior to founding WSI, she held a number of senior positions at the Food and Drug Administration, including those of Head of Pharmacology/Toxicology at the Center for Drug Evaluation and Research, and Acting Deputy Director of the Office of Science and Technology in the Center for Devices and Radiological Health. While at the FDA, Dr. Weissinger was involved in the interpretation and implementation of the new device regulation revisions. Dr. Weissinger earned a B.Sc. in Chemistry/Chemical Engineering from the University of Iowa and a Ph.D. in Medical Science/Pharmacology from the University of New Mexico.

"I have served over 100 satisfied clients in the last six years," says Dr. Weissinger. "All regulatory requests for marketing and advisory committee presentations developed and coordinated by WSI have been successful."

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Intellectual Property

The German Patent and Trademark Office in December notified that it issued German Patent No.  P43 97 604.2 for the Company's electrotherapeutic hair regrowth methodology and apparatus.  This patent protects the ETG technology for 11 years in Germany.  The Company now owns a total of five United States patents in addition to the many patents issued and pending in numerous countries around the world.  The patents protect the ETG methodology, technology, and the design.

Certification

This March, KEMA-Registered Quality, Inc. has issued the following press release:

"KEMA-Registered Quality, Inc. is pleased to announce the Certification of Current Technology Corporation, Suite 530, 800 West Pender Street, Vancouver, British Columbia, Canada to ISO 13488:1996, ISO 9002:1994, and EN 46002:1996.

Current Technology Corporation has joined an elite group of companies who provide proof of compliance to the internationally accepted ISO 9000 Quality Standards", states KEMA.

"Governments, the global trading community, and quality-conscious clients are increasingly demanding evidence of a functioning Quality Management System from suppliers.  Certification of Current Technology Corporation to the ISO 13488:1996, ISO 9002:1994, and EN 46002:1996 Standards is a clear declaration of a comprehensive and well functioning Quality Management System within Current Technology Corporation.

KEMA is a testing and certification company headquartered in Arnhem, The Netherlands.   KEMA provides ISO 9000, QS 9000, TL 9000, AS 9000, AS 9100 and ISO 14001 registration services, product testing services and CE Mark compliance services as a Notified Body for the European Economic Community."

2.

DESCRIPTION OF BUSINESS

Current Technology Corporation is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques) and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  ETG has also been shown to be effective in preventing or

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

2.

DESCRIPTION OF BUSINESS (continued)

reducing hair loss in women undergoing CMF chemotherapy treatments.  The Company's ETG device is presently available at treatment centers in ten countries around the world.

CTG Techniques is a unit that represents a breakthrough product for improving the appearance of thinning hair.  This product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.

The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Statement of Loss and Deficit

During fiscal 2002, revenue increased by approximately $47,000 over fiscal 2001, but was still significantly less (76%) than 2000.  This resulted from the Company's decision to focus its limited financial resources on entering the market in the United States, rather than on sales in other parts of the world.

During fiscal 2002, expenses increased $372,297 over fiscal 2001 and were $296,529 higher than fiscal 2000.  The increased expenses were related primarily to the addition of three new expense categories:  public relations - $93,037;  regulatory - health - $225,460;  and stock based compensation - $61,178.  In addition, interest expense increased from $3,997 in 2001 to $29,412 in 2002, as a result of payment of $23,736 in interest on accrued salary paid to a director.  Interest on convertible promissory note and long-term debt increased from $35,682 to $60,744 as a result of an increase in long-term debt of approximately $405,000.  Legal, accounting and filing increased by $29,966.  Tests and studies increased by $29,549 and travel by $11,044, reflecting increased levels of activity.  In addition to the foregoing, reductions in investor relations and consulting expenditures and modest variations in other expense categories resulted in a net increase in expenses of the aforementioned $372,297.

The increase in legal, accounting and filing fees resulted from an increased level of focus on regulatory and intellectual property issues and some additional expenditures relating to the appointment of new auditors for fiscal 2001, which resulted in additional work in 2002.  General corporate and securities work increased as a result of changing regulations in both Canada and the United States and an increased level of financing activity.  The public relations effort is focused on raising brand awareness and the introduction of CTG to the U.S. marketplace Regulatory - health related to the health regulatory process in the United States and ultimate introduction of CTG therein.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

Balance Sheet

The decrease in assets of $389,627 from fiscal 2001 to fiscal 2002 is due primarily to the absence of subscriptions receivable in 2002, in 2001 these were $435,631.   The effect of this is most apparent in the change in net working capital from a positive $4,103 in 2001 to a negative $260,594 in 2002.  Increase in total debt of $281,463 is represented by a decrease in accounts payable of $124,130; a new long term note of $360,502; and an increase of convertible promissory notes of $45,091.  The increase in shareholders' deficiency of $671,090 resulted primarily from a decrease in subscription liabilities ($644,191) and the net loss of $1,236,346 in fiscal 2002.

Related Party Transactions

During the year ended December 31, 2002, the Company paid or accrued:

a)

Salaries and benefits of $477,594 to officers and directors of the Company.  Of this amount $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.

b)

Interest of $23,736 to a director of the Company.

c)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida.  The agreement was for a term of one year until December 31, 2001.  Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company.  Polestar has agreed to continue to provide investor relations services to the Company until December 15, 2002 for no additional consideration.

Legal Proceedings

There are no legal proceedings against the Company.

4.

SUBSEQUENT EVENTS

Subsequent to the year end, the Company agreed to settle $74,925.97 of debt for 162,684 units.  Each unit consists of one share and one warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to May 15, 2007.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

4.

SUBSEQUENT EVENTS (continued)

Subsequent to the year end, the Company agreed to issue 400,000 units.  Each unit consists of one share and one warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to May 15, 2007.

Subsequent to the year end, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 per share up to and including April 30, 2006.

Subsequent to the year end the Company agreed to issue to ESTM (see Management Discussion) 1,500,000 warrants.  Each warrant entitles ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

Subsequent to the year end, the Company issued 75,000 shares upon the exercise of options for total proceeds of US$3,750.

5.

FINANCINGS

Debt Financings

Convertible Promissory Notes

As at December 31, 2002, the Company had two convertible promissory notes outstanding.  No additional principal advances were received under either convertible promissory note during fiscal 2002.

Promissory Note

A total of $360,502 was received during fiscal 2002 under the promissory note from a lender who owns over 17% of the Company.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2004.  This note is secured by a general security agreement

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

5.

FINANCINGS (continued)

under which the Company has granted a security interest over all Company's assets, including all intellectual property but subordinate to one of the convertible promissory notes referred to above  (see note 5 of Schedule A).

Equity Financings

Warrants Exercised

During the year ended December 31, 2002 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices of US$0.04 (as to 1,650,000 shares) and US$0.15 (as to 200,000 shares).

Units

During the year ended December 31, 2002 the Company issued 666,667 units at US$0.30 per unit.  In addition, the Company agreed to issue 153,333 units, also at US$0.30 per unit.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

6.

LIQUIDITY AND SOLVENCY

Working Capital

The Company had net positive working capital of $4,103 on December 31, 2001 as compared to a working capital deficiency of $260,594 on December 31, 2002.  This change occurred primarily because of:

a)

a decrease of subscription receivable from $435,631 in 2001 to nil in 2002; and

b)

a decrease in trade and other accounts payable from $518,965 in 2001 to $394,835 in 2002.

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,691,278 at December 31, 2002.  Therefore the Company's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
for the three months ended March 31, 2003 and 2002
(Canadian dollars)
(unaudited - prepared by management)

	2003	2002

Revenue
ETG	$91,844	$13,817
Other	50	214
	91,894	14,031

Expenses
Amortization	11,055	5,800
Bank charges and interest	838	24,750
Consulting	-	11,874
Foreign exchange	(72,065)	(729)
Interest on convertible promissory notes	12,225	8,920
Interest on promissory notes	9,292	-
Investor relations	9,994	10,991
Legal, accounting and filing fees	23,302	21,468
Manufacturing	27,484	-
Office and supplies	8,154	7,719
Other	1,906	8,452
Public relations	13,627	15,500
Regulatory-health	8,173	-
Rent	10,497	9,989
Salaries and benefits	93,130	100,920
Telephone	6,551	5,081
Tests and studies	29,799	25,886
Travel	22,360	6,503
	216,322	263,124

Net loss	(124,428)	(249,093)

Deficit, beginning of period	(31,691,278)	(30,454,932)

DEFICIT, END OF PERIOD	($31,815,706)	($30,704,025)

Basic and fully diluted net loss per share	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
For the three months ended March 31, 2003 and 2002
(Canadian dollars)
(unaudited - prepared by management)

	2003	2002
OPERATING ACTIVITIES
Net loss	($124,428)	($249,093)
Items not affecting cash
Amortization	11,055	5,800
Stocked based compensation	-	-
	(113,373)	(243,293)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	(44,332)	(11,031)
(Increase) Decrease in subscription receivable	(114,034)	435,631
(Increase) Decrease in inventory	(19,572)	-
Increase (Decrease) in demand promissory note	115,489	-
Increase (Decrease) in promissory note	(12,798)	-
Increase (Decrease) in accounts payable	(71,411)	(277,902)
Cash flows from (used in) operating activities	(260,031)	(96,595)

FINANCING ACTIVITIES
Subscription liability	249,219	(700,818)
Convertible promissory notes	(19,541)	9,325
Issuance of new shares	5,534	853,829
Cash flows from financing activities	235,212	162,336

Investing Activities
Sale of interest in a subsidiary	-	(9,084)
Purchase of capital assets	(301)	-
	(301)	(9,084)

NET CASH INFLOW (OUTFLOW)	(25,120)	56,657

CASH BEGINNING OF PERIOD	62,011	47,488

CASH END OF PERIOD	$36,891	$104,145

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	838	24,750

See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

1.    Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.  The company's ability to realize its assets and discharge its liabilities in the normal course of business is in question..

Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and/or obtaining additional financing.

2.    Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.
These differences are described in Note 19.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

c)

Capital Assets -

Capital assets are recorded at cost.  Amortization is provided on the following annual rates:

Computer equipment and software

3 years straight-line

Furniture and fixtures

20%

declining basis

Office equipment

20%

declining basis

Website development

2 years straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to
Electrotrichogenesis ("ETG") and are amortized over 10 years.

f)

Loss Per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The company recognizes revenue on the sale of ETG/CTG devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

 h)

Future Income Taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on  differences between the financial reporting and tax basis of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)

Stock Based Compensation Policy -

The company adopted, effective January 1, 2002, the requirement of the CICA Handbook Section
3870 "Stock-Based Compensation and Other Stock-Based Payments."  The company has adopted the fair value based method for all employees and non-employees.  The value is recognized over the appilcable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed  surplus, will be credited to common share capital.  For options granted prior to January
1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the company are recorded as common share capital.

j)    Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rate.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and loses from foreign currency translation are recognized in earnings.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

3.    Capital Assets:

Net Book Value
Cost	Accumulated Amortization	March 31, 2003	December 31, 2002

Computer equipment and software	$171,412	$166,019	$5,393	$8,261
Furniture and fixtures	42,883	40,087	2,796	2,943
Office equipment	102,163	86,685	15,478	16,293
Website development	15,400	9,625	5,775	7,700
	$331,858	$302,416	$29,442	$35,197

4.    Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July
12, 1999.

5.    Demand Promissory Note:

The demand promissory note is from a lender who owns over 17% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on demand. This note is secured by a general security agreement under which the company granted a security interest over all company's assets, including all intellectual property but subordinate to the convertible promissory notes in Note 7.

6.   Promissory Note:

The  promissory note is from a lender who owns over 17% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on
January 2, 2004. This note is secured by a general security agreement under which the company granted a security interest over all company's assets, including all intellectual property but subordinate to the convertible promissory notes in Note 7.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

7.    Convertible Promissory Notes:

As at March 31, 2003, the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 17% of the issued and outstanding common shares of the company.  As at March 31, 2003, total principal amount due under the convertible promissory note amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31,
2005.  The liability portion of this note is $365,212 which includes $94,637 of accrued interest and an equity component of $135,444.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The second convertible promissory note was issued on June 28, 2001 for US$10,000.  This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005.  The liability portion of this note is $9,550 which includes $2,013 of accrued interest and an equity component of $6,703.

The holder of this convertible promissory note may convert the principal into 450,000 warrants.  Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory notes, calculated as the amount required to accrete the liability component back to the amount payable on maturity, are charged to interest expense.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

8.    Share Capital:

a)

Authorized -

100,000,000 Common shares without par value

                10,000,000 Class "A" preference shares without par value

b)

Issued and Fully Paid -

	March 31, 2003		December 31, 2002
	Number of Shares	Amount	Number of Shares	Amount
Issued and fully paid, beginning of period	48,333,015	$30,255,761	44,003,015	$29,107,492
for cash	-	-	2,480,000	995,888
exercise of option	75,000	5,534	-	-
exercise of warrants	-	-	1,850,000	152,381
Issued and fully paid during year	48,408,015	$30,261,295	48,333,015	$30,255,761

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

On March 28, 2002 133,333 common shares were issued on a private placement financing at a price of US$0.30 per share.

On March 28, 2002 1,600,000 common shares were issued on a private placement financing at a price of US$0.25 per share

On April 17, 2002, 80,000 common shares were issued as finder's fee for a private placement.

On July 22, 2002, 666,667 common shares were issued at US$0.30 per share on a private placement financing.

On March 28, 2003, 75,000 options were exercised allowing the holder to purchase 75,000 common shares at US$0.05 per share.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

9.    Subscription Liability:

The company has agreed to issue 553,333 units in its capital at a price of US$0.30 per unit for total proceeds of US$166,000.  Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May
15, 2007.

The company has agreed to settle $74,925.97 of debt for 162,684 units. Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common at US$0.55 up to and including May 15, 2007.

10.    Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.
The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability, has been recorded as contributed surplus.

The company accounts for its stock based compensation under the fair value based method.  During the year ended December 31, 2002, $61,178 of compensation expense related to stock options that has vested during the year has been charged to the Contributed Surplus account.

11.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding and exercisable at March 31, 2003 are as follows:

Expiry Date	Number of Shares	Option Price
June 8, 2003	75,000	US $0.05
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.125
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

11.     Stock options: (Continued)

		March 31, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of period	4,570,000	$0.10	4,620,000	$0.08
- granted	-	-	350,000	0.27
- exercised	(75,000)	0.07	-	-
- cancelled	-	-	(375,000)	0.14
- expired	-	-	(25,000)	0.32
Outstanding, end of period	4,495,000	$0.10	4,570,000	$0.10
Exercisable, end of period	4,495,000	$0.10	4,570,000	$0.10

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

Exercise Price	Number outstanding at March 31, 2003	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2002
US $0.05	3,445,000	2.1 years	3,520,000
US $0.12	275,000	3.9 years	275,000
US $0.20	200,000	3.8 years	200,000
US $0.26	475,000	4.0 years	475,000
US$0.30	100,000	4.7 years	100,000
	4,495,000		4,570,000

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

12.

Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,800,000	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	1,564,600	US $ 0.05
June 30, 2006	1,266,667	US $0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 15, 2007	666,667	US $ 0.55

* US$ 0.05 up to and including February 7, 2004.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31, 2003 in U.S. funds:

	March 31, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of year	14,637,101	$0.19	14,140,434	$0.11
- Issued	-	-	2,346,667	0.51
- Exercised	-	-	(1,850,000)	0.05
Outstanding at end of year	14,637,101	$0.19	14,637,101	$0.19

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

12. Warrants: (Continued)

In addition the company has agreed to issue to ESTM, Inc. 1,500,000 warrants.  Each warrants entitles
ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31,
2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1,000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005

13.

Related Party Transactions:

   2003                   2002

       Transactions during the period -

Salaries and consulting fees accrued or paid during the period                $76,872               $78,794

Interest paid to a director of the company                                                        -                 23,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end -

Salary payable to a director of the company for 2001                             47,282                   58,956

The balances are payable on demand and have arisen from provision of services referred to above.

14.

Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, subscription receivable, accounts payable, deposit on license agreement and convertible promissory notes are stated at amounts that approximate book value.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

15.    Segmented Information:

The company's major operations relate to the sales of ETG/CTG  machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG/CTG revenue by region is as follows:

      2003                    2002

Asia                                                                                              $ 1,395                   $  -

Europe                                                                                           10,594                       6,298

The Americas                                                                                 79,855                       7,519

                                                                                                      $91,844                  $13,817

16.

Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001
Future income tax assets:
Eligible capital expenditures	$ 58,257	$ 63,727
Capital assets	346,888	418,364
Operating loss carryforward	3,292,914	3,114,277
Capital loss carryforward	1,260,142	1,376,706
	4,958,201	4,973,074
Valuation loss provision	(4,958,201)	(4,973,074)
	$ -	$ -

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

16. Income taxes: (Continued)

The company has non-capital losses for income tax purpose of approximately $6,714,757 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2003

2,099,805

2004

1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

17.

Commitments:

The company has entered into an agreement to lease its premises to April 30, 2005.  The future minimum lease payments for the next three years are as follows:

2003

15,283

2004

20,377

2005

6,792

The company is committed to one operating lease.  The future lease payments for the next two years are as follows:

2003

8,186

2004

3,638

18.

Subsequent Events:

Subsequent to March 31, 2003, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 up to and including April 30, 2006.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)    Employee stock options -

The company accounts for its employees stock options with the intrinsic value method  "APB
25".  Since stock options are granted at the quoted market value of the company's common shares at the date of grant or higher, there is no compensation cost to be recognized by the company under U.S. GAAP.

    (ii)    Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS
123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-
Scholes options price model with the following weighted average assumptions:

Volatility factor of the market

50%

Price of the company shares

$0.25

Dividend yield

0%

Weighted average of options

5 years

Risk-free interest rate

3%

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130,
Reporting Comprehensive Income, which was effective for fiscal years beginning after
December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial
Statements was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue  in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB
No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after
December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2003	2002
Liabilities - Canadian GAAP	$1,161,379	$ 1,149,640
Effect of equity portion of promissory notes	142,148	142,148
Liabilities - U.S. GAAP	$1,303,527	$1,291,788

Deficit - Canadian GAAP	$ (719,877)	$ (850,202)
Effect of equity portion of promissory notes	(142,148)	(142,148)
Current years' adjustment to net income	-	-
Cumulative effect of prior years' adjustments to net income	(279,815)	(279,815)
Deficit - U.S. GAAP	($1,141,840)	($1,272,165)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.
Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory notes (Note 7).

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and
Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and
Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Legal, accounting and filing fees

Intellectual property

  $7,867

Legal and filing

  15,435

           $ 23,302

b)

Manufacturing

Manufacturing expenses

            $27,484

c)

Salaries and benefits

Executive officers

$76,872

Other

  16,258

$93,130

a)

Test and studies

Clinic

            $14,740

Medical advisory

              15,059

            $29,799

2.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2003, the Company paid or accrued:

a)

Salaries and benefits of $76,872 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
March	Common shares	Exercise of options	75,000	US$0.05	$5,534	Cash

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,408,015 common shares outstanding - $30,261,295

c)

i)

The following options were outstanding as at March 31, 2003:

Number of Common Shares	Price Per Share	Expiry Date
75,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,495,000

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

i)

The following share purchase warrants were outstanding as at March 31, 2003.

Number of Common Shares	Price Per Share	Expiry Date
3,800,000	US$0.25	December 31, 2003
2,980,000	US$0.10	February 7, 2005*
2,500,000	US$0.05	June 30, 2005
1,564,600	US$0.05	January 31, 2006
1,266,667	US$0.075	June 30, 2006
179,167	US$0.15	September 27, 2006
1,680,000	US$0.50	October 11, 2006
666,667	US$0.55	May 15, 2007

* US$0.05 up to and including February 7, 2004

ii)

The following convertible promissory notes were outstanding as at March 31, 2003.

a)

The first note is from a lender who owns over 17% of the Company. The note matures on August 31, 2005. As at March 31, 2003, the company owes US$310,239 in principal and interest to this lender which can be converted into units at US$0.05 per unit.  Each unit consists of one common share and one warrant which entitles the lender to purchase one additional common share at US$0.05 up to and including March 31, 2006. The Company is not allowed to repay the principal prior to August 31, 2005.

b) The second note is non-interest bearing and matures on June 28, 2005. As at March 31, 2003, the company owes US$10,000 in principal  to this lender which may be converted into 450,000 warrants. Each warrant entitles the lender to purchase one common share at US$0.20 up to and including June 28, 2005.

d)

There are no escrowed shares outstanding.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

5.

LIST OF DIRECTORS AND OFFICERS AS AT MAY 16, 2003

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION

2003:  Brief Overview

During 2003, the following benchmarks have been achieved:

ElectroTrichoGenesis (ETG) units repositioned and/or repurchased by the Company in preparation for U.S. launch.

CosmeticTrichoGenesis (CTG)/CTG Techniques conceptualized and strategized.

CTG marketing commenced in the United States.

CTG Techniques to be showcased at the International Esthetics, Cosmetics & Spa Conference at the Las Vegas Convention Center.

Financial results are important and will be the ultimate measure by which the Company is valued.  In the early stages of a market launch, i.e. CTG Techniques in the United States, however, they do not tell the whole story.  Revenue was up significantly in absolute terms from $14,031 in 2002 to $91,894 for the period in 2003.  Indeed, revenue in the first quarter of 2003 was over 30% greater than total revenue for the first three quarters of 2002, i.e. January 1 - September 30.  Expenses decreased from $263,124 in 2002 to $216,322 in 2003 and the net loss decreased from $249,093 to $124,428.

This management discussion and analysis will continue by covering the following topics:

CTG Marketing Program

United States

The Company considers the United States to be the most important market in the world for its products.  Accordingly, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetic and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis) and marketed as a breakthrough method for improving the appearance of thinning hair.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. and shipped the first two units there.  The first agreement was signed with ESTM, Inc. a marketing company based in Pennsylvania.  ESTM's marketing plan provides for penetration of niche portions of the cosmetic use market on a rapid basis.  Mr. Brian Snow, ESTM C.E.O., has a comprehensive business career that includes over 22 years in sales, marketing as well as in business and product development in the field of high-tech medical devices.  Some of the companies with whom he has worked are Medtronic, Neuromed and Stayodynamics.  From 1998 until founding ESTM, Mr. Snow provided consulting services to several investment organizations including Polestar Communications, and to several medical device companies.

The second agreement signed is with The Laser Network, LLC headquartered near Denver, Colorado.  With a network covering over 35 countries, The Laser Network specializes in the placement of medical lasers and aesthetic equipment with the potential to enhance revenue in the practice or business.  The founders of The Laser Network, James Mousseau and Ryan Haller, have significant experience selling aesthetic equipment, having worked in both corporate and entrepreneurial environments in the United States, Europe and Japan.

Recognizing the importance of rapid market penetration, the Company has agreed to incentives for ESTM by the granting of share purchase warrants tied to reaching stated sales targets within the next two years.  The total number of warrants granted is 1,500,000 and each warrant will entitle ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

The Company's CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market.  An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7 billion, more than double those of 1999, and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2000.  This study also estimates that there were nearly 156 million spa

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

In conjunction with its non-exclusive distributor ESTM, Inc., the Company will showcase CTG Techniques at the International Esthetics, Cosmetics & Spa Conference.  To be held at the Las Vegas Convention Center May 31 - June 2, the conference is expected to attract over 30,000 attendees.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.  This work is ongoing.  Appropriate information will be disseminated, as it is available.

ETG Marketing Program

Europe

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company's exclusive distributor is negotiating with prospective purchasers for further possible multi-unit sales.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG was shipped in May 2000 and discussions are underway about a possible third ETG device.

The London Trichology Centre in England operates an ETG.  The operator is not a distributor and has made no effort to expand.  Given the potential of the market the Company has elected to no longer continue to consider England as an active market until a distributor is in place.

Effective the first week of April, Universal Hair Clinic of Dublin, Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established clinic in Ireland.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Results were published in the May/June 2002 edition of Psycho-Oncology, a peer reviewed medical journal.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in The Well Being Clinics in those cities.  Principals of The Well Being Clinics are physicians and other integrative medical practitioners with expertise in the treatment of hair loss.  The former Australian distributor has sold his remaining seven ETG devices to the Company.

The Americas

The Company has no distributor in Canada.  Two ETG devices are presently operating in greater Vancouver and one in Calgary, Alberta.  In March, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company's exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is planning for additional ETG centers.

Note:  See the foregoing section CTG Marketing Program for information on the United States.

Middle East

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing

In June of 2002, a multi-national medical device company ordered ETG devices with the intention of using them for market testing and evaluating.  In March, the subject company informed Current Technology that this market testing is still ongoing and, that as a result, they are not yet ready to place further orders.  At the time of the original order the multi-national advised that on completion of a successful evaluation they anticipated placing orders for significant numbers no later than the first quarter of 2003.  The delay in completing their market testing is entirely due to restructuring within the multi-national.  Current Technology has not yet been informed of the finalization date, but has been assured that the multi-national's assessment is ongoing.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

Geographic Summary

ETG treatments centers are presently operating in the following countries:

Europe
Ireland
Cyprus
Greece
Australasia
New Zealand
Australia
The Americas
Canada
Mexico
Argentina
Chile
Middle East
Kuwait

Certification

This March, KEMA-Registered Quality, Inc. issued the following press release:

"KEMA-Registered Quality, Inc. is pleased to announce the Certification of Current Technology Corporation, Suite 530, 800 West Pender Street, Vancouver, British Columbia, Canada to ISO 13488:1996, ISO 9002:1994, and EN 46002:1996.

Current Technology Corporation has joined an elite group of companies who provide proof of compliance to the internationally accepted ISO 9000 Quality Standards", states KEMA.

"Governments, the global trading community, and quality-conscious clients are increasingly demanding evidence of a functioning Quality Management System from suppliers.  Certification of Current Technology Corporation to the ISO 13488:1996, ISO 9002:1994, and EN 46002:1996 Standards is a clear declaration of a comprehensive and well functioning Quality Management System within Current Technology Corporation.

KEMA is a testing and certification company headquartered in Arnhem, The Netherlands.   KEMA provides ISO 9000, QS 9000, TL 9000, AS 9000, AS 9100 and ISO 14001 registration services, product testing services and CE Mark compliance services as a Notified Body for the European Economic Community."

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

2.

DESCRIPTION OF BUSINESS

Current Technology Corporation is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques) and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  ETG has also been shown to be effective in preventing or reducing hair loss in women undergoing CMF chemotherapy treatments.  The Company's ETG device is presently available at treatment centers in ten countries around the world.

CTG Techniques is a unit that represents a breakthrough product for improving the appearance of thinning hair.  This product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.

The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Statement of Loss and Deficit

Revenue in the first quarter of 2003 ($91,894) was $77,863 greater than in the same period last year ($14,031).  Expenses in 2003 ($216,322) were $46,802 lower than in 2002 ($263,124).  The increase in revenue and decrease in expenses resulted in a decrease of the net loss from $249,093 in 2002 to $124,428 in 2003.  In absolute terms, the net loss decreased by $124,665 or 50%.

The decrease in expenses resulted primarily from a decrease in bank charges and interest of $23,912 and a decrease in consulting of $11,874.  Increases in: interest on convertible promissory notes and promissory notes of $12,597 (reflecting an increase in such debt); manufacturing of $27,484 (as a result of increased sales requirements); regulatory-health of $8,173 (reflecting increased U.S. activity); and a $15,857 increase in travel were offset by a foreign exchange gain of over $70,000.

Balance Sheet

The $152,819 increase in current assets at March 31, 2003 ($287,060) vs. December 31, 2002 ($134,241) is primarily a result of an increase in subscriptions receivable ($114,034) and accounts receivable ($44,333).  The increase in current liabilities is as a result of new advances ($115,489) under a demand promissory note and a change in the treatment of a promissory note ($347,704) note from long term at December 31, 2002 to current at March 31, 2003, reflecting its due date of January 2, 2004.  The capital deficiency declined from $850,202 at December 31,

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

2002 to $719,877 at the end of the current fiscal period.  This resulted primarily from an increase in subscription liability of $249,219 which was offset by the loss of $124,428.

Related Party Transactions

During the period ended March 31, 2003, the Company paid or accrued:

a)

Salaries and benefits of $76,872 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida.  The agreement was for a term of one year until December 31, 2001.  Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company.  Polestar continues to provide investor relations services to the Company for no additional consideration.

Legal Proceedings

There are no legal proceedings against the Company.

4.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 per share up to and including April 30, 2006.

5.

FINANCINGS

Debt Financings

Convertible Promissory Notes

As at March 31, 2003, the Company had two convertible promissory notes outstanding.  No additional principal advances were received under either convertible promissory note during the period under review.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

5.

FINANCINGS (continued)

Promissory Note

A total of $115,489 was received during the first quarter of 2003 under a demand promissory note from a lender who owns over 17% of the Company.  This note bears interest at 10% per annum.

No further advances from the same lender were received under a promissory note due on January 2004.  These promissory notes are secured by a general security agreement under which the Company has granted a security interest over all Company's assets, including all intellectual property but subordinate to one of the convertible promissory notes referred to above  (see note 7 of Schedule A).

Equity Financings

Units

During the period, the Company agreed to issue 400,000 units in its capital at a price of US$0.30 per unit for total proceeds of US$120,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

In addition, the Company agreed to settle $74,925.97 of debt for 162,684 units.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

6.

LIQUIDITY AND SOLVENCY

Working Capital

The Company had a working capital deficiency of $499,557 on March 31, 2003 as compared to $260,594 on December 31, 2002.  This change occurred primarily because of:

a)

a increase of subscription receivable of  $114,034;

b)

an increase of accounts receivable of $44,333;

c)

an increase of current liabilities of $391,782, primarily as a result of the reclassification of $347,704 of promissory note from long-term to current and the addition of  $115,489 for a demand promissory note.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

6.

LIQUIDITY AND SOLVENCY (continued)

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,815,706 at March 31, 2003.  Therefore the Company's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Balance Sheet	*Exhibit "A"*
Statement of Loss and Deficit	*Exhibit "B"*
Statement of Cash Flows	*Exhibit "C"*
Notes to Financial Statements	*Exhibit "D"*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

HLB Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **Current Technology Corporation:**

We have audited the balance sheet of Current Technology Corporation as at December 31, 2002 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluation the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.

The financial statements as at December 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 2, 2001.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 7, 2003

Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes. The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 7, 2003

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
Balance Sheet
December 31, 2002 and 2001
(Canadian Dollars)

Assets	**2002**	2001
Current:		
Cash	$ **62,011**	$ 47,488
Accounts receivable	**28,031**	11,884
Subscriptions receivable	**-**	435,631
Prepaid expenses	**13,363**	21,753
Inventory	**30,836**	6,312
	134,241	523,068
Capital (Note 3)	**35,197**	15,997
Patents, license and rights - net (Note 4)	**130,000**	150,000
	$ **299,438**	$ 689,065
Liabilities		
Current:		
Accounts payable	$ **394,835**	$ 518,965
Convertible promissory notes (Note 5)	**394,303**	349,212
Promissory note (Note 6)	**360,502**	-
	1,149,640	868,177
Shareholders' Deficiency		
Equity component of convertible promissory notes (Note 5)	**142,148**	142,148
Share capital (Note 7)	**30,255,761**	29,107,492
Subscription liability (Note 8)	**72,569**	716,760
Contributed surplus (Note 9)	**370,598**	309,420
Deficit, per Exhibit "B"	**31,691,278**	30,454,932
	(850,202)	(179,112)
Going Concern (Note 1)		
Subsequent Event (Note 16)		
Commitments (Note 17)		
	$ **299,438**	$ 689,065

Approved by the Directors:

"Anne Kramer"

"Robert Kramer"

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "B"

	2002	2001	2000
Revenue:			
ETG	$ 104,337	$ 59,113	$ 382,838
Other	2,451	586	63,578
	106,788	59,699	446,416
Expenses:			
Amortization	36,636	23,643	51,797
Bad debts	-	2,979	26,188
Bank charges and interest	29,412	3,997	7,099
Consulting	32,170	81,249	123,199
Interest on convertible promissory notes	48,890	35,682	5,974
Interest on long-term debt	11,854	-	-
Investor relations	14,170	117,065	4,716
Legal, accounting and filing fees	107,525	77,559	101,309
Manufacturing	34,172	23,246	66,825
Office and supplies	40,661	46,651	64,164
Other	22,791	35,353	22,722
Public relations	93,037	-	-
Regulatory-health	225,460	-	-
Rent	44,080	43,609	58,719
Salaries and benefits	364,982	355,758	340,229
Stock based compensation	61,178	-	-
Telephone	26,670	15,193	30,071
Tests and studies	114,151	84,602	99,397
Travel	35,295	24,251	44,196
	1,343,134	970,837	1,046,605
Net Loss	1,236,346	911,138	600,189
Deficit, beginning	30,454,932	29,543,794	28,943,605
Deficit, ending, to Exhibit "A"	$31,691,278	$30,454,932	$29,543,794
Basic and fully diluted net loss per share	(0.03)	(0.02)	(0.02)

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "C"

	2002	2001	2000
Operating Activities:			
Net Loss, per Exhibit "B"	**$(1,236,346)**	$ (911,138)	$(600,189)
Adjustments -			
Amortization	**36,636**	23,643	51,797
Stock based compensation	**61,178**	-	-
	(1,138,532)	(887,495)	(548,392)
Changes in non-cash working capital -			
(Increase) Decrease in accounts receivable	**(16,147)**	21,095	42,325
(Increase) Decrease in subscriptions receivable	**435,631**	(435,631)	-
(Increase) Decrease in prepaid expenses	**8,390**	114,099	755
(Increase) Decrease in inventory	**(24,524)**	6,311	7,703
Increase (Decrease) in accounts payable	**(124,130)**	(112,193)	40,717
Increase (Decrease) in deposit on licence agreement	-	(337,388)	19,188
Cash flows (used in) operating activities	**(859,312)**	(1,631,202)	(437,704)
Investing Activities:			
Sale of interest in a subsidiary	-	100	100
Purchase of capital assets	**(35,836)**	-	(467)
Cash flows from (used in) investing activities	**(35,836)**	100	(367)
Financing Activities:			
Convertible promissory notes	**45,091**	234,220	257,140
Promissory note	**360,502**	-	-
Issuance of new shares	**1,148,269**	712,634	223,500
Subscription liability	**(644,191)**	716,760	(33,612)
Cash flows from financing activities	**909,671**	1,663,614	447,028
Net Increase in Cash	**14,523**	32,512	8,957
Cash, beginning	**47,488**	14,976	6,019
Cash, ending	**$ 62,011**	$ 47,488	$ 14,976

Supplemental Disclosure of Cash Flow Information:			
a) Additional Disclosure -			
Interest	**$ 23,736**	$ -	$ 7,098
b) Non-cash Transactions -			
Sale of interest in a subsidiary	-	-	(285,655)
Accounts payable transferred with the sale of interest in a subsidiary	-	-	(23,665)
Shares issued in lieu of prepaid consulting services	-	-	98,967
Cancellation of 2,500,000 escrow shares	-	-	1
Shares issued in settlement of debt	-	33,000	-

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

3. Capital Assets:

	Cost	Accumulated Amortization	**2002 Net**	2001 Net
Computer equipment and software	$171,112	$162,851	**$ 8,261**	$ -
Furniture and fixtures	42,883	39,940	**2,943**	12,318
Office equipment	102,163	85,870	**16,293**	3,679
Website development	15,400	7,700	**7,700**	-
	$331,558	$296,361	**$35,197**	$15,997

4. Patents, License and Rights:

5. Convertible Promissory Notes:

This note is secured by a floating charge over all of the company's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

. . . 4

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

5. Convertible Promissory Notes: (Continued)

6. Promissory Note:

7. Share Capital:

Issued and Fully Paid -

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Common shares, beginning	**44,003,015**	**$29,107,492**	38,501,987	$28,361,858
Shares Issued -				
- for cash	**2,480,000**	**995,888**	5,243,768	706,264
- for settlement of debt	-	-	177,260	33,000
- exercise of option	-	-	80,000	6,370
- exercise of warrants	**1,850,000**	**152,381**	-	-
Common shares, ending	**48,333,015**	**$30,255,761**	44,003,015	$29,107,492

On January 31, 2002, 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices ranging from US$0.04 to US$0.15 per share.

8. Subscription Liability:

. . . 5

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

9. Contributed Surplus:

10. Stock Options:

Options outstanding under this plan is as follows:

	2002		2001	
	Common Shares	**Weighted Average Exercise Price**	Common Shares	Weighted Average Exercise Price
Outstanding, beginning	**4,620,000**	**$0.08**	3,835,000	$0.08
- granted	**350,000**	**$0.27**	1,075,000	$0.17
- exercised	**-**	**$ -**	(80,000)	$0.05
- cancelled	**(375,000)**	**$0.14**	(150,000)	$0.05
- expired	**(25,000)**	**$0.32**	(60,000)	$0.30
Outstanding, ending	**4,570,000**	**$0.10**	4,620,000	$0.08
Exercisable, ending	**4,570,000**	**$0.10**	4,620,000	$0.08

. . . 6

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

10. Stock Options: (Continued)

Exercise Price	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2001
US $0.05	3,520,000	2.1 years	3,520,000
US $0.12	275,000	3.8 years	575,000
US $0.20	200,000	3.8 years	275,000
US $0.26	475,000	4.2 years	225,000
US $0.30	100,000	4.7 years	-
CDN $0.50	-	- years	25,000
	4,570,000		4,620,000

11. Warrants:

* US$ 0.05 up to and including February 7, 2004.

	2002		2001	
	Common Shares	**Weighted Average Exercise Price**	Common Shares	Weighted Average Exercise Price
Outstanding, beginning	**14,140,434**	**$0.11**	9,480,000	$0.13
- Issued	**2,346,667**	**$0.51**	4,660,434	$0.06
- Exercised	**(1,850,000)**	**$0.07**	-	$ -
Outstanding, ending	**14,637,101**	**$0.19**	14,140,434	$0.11

. . . 7

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

12. Related Party Transactions:

	2002	2001
Transactions during the year -		
Salaries and consulting fees accrued or paid during the year	**$477,594**	$293,175
Consulting fees paid to companies controlled by common directors	**-**	86,950
Interest paid to director for overdue salary payable	**23,736**	-

Balance at year end -		
Salaries, consulting fees payable to directors and companies controlled by directors of the company	**47,282**	210,769

13. Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, deposit on license agreement, convertible promissory notes and promissory note are stated at amounts that approximate book value.

14. Segmented Information:

The breakdown of ETG revenue by region is as follows:

	2002	2001
Asia	**$ 21,875**	$ -
Europe	**26,473**	17,721
The Americas	**55,989**	41,392
	$104,337	$59,113

. . . 8

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

17. Commitments:

2003	$20,377
2004	20,377
2005	6,792

2003	$10,915
2004	3,638

18. Comparative Figures:

The 2000 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

The 2000 comparable figures are the consolidated financial statements of Current Technology Corporation. These consolidated figures included the 100% owned subsidiaries of CTC Nevada Corp. and C.T.G.P. Corporation. CTC Nevada Corporation and C.T.G.P. Corporation were sold to a director in 2001.

Reconciliation of Net Loss:

The application of U.S. GAAP would have the following effects on the net income as reported:

	2002	2001	2000
Net Loss - Canadian GAAP	**$(1,236,346)**	$ (911,138)	$(600,189)
Adjustments in respect of:			
Stock based compensation expense			
- employees	-	-	(44,235)
- non-employees	-	(189,661)	(41,236)
Net Loss - U.S. GAAP	**$(1,236,346)**	$(1,100,799)	$(685,589)

. . . 10

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

Stock Based Compensation:

(i) Employee stock options -

There were no employee stock options granted during the year.

(ii) Non-Employees Stock Options -

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued. SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share. The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2002	2001	2000
Weighted average number of shares outstanding -			
Canadian	47,333,293	41,249,884	36,668,654
Less: Escrow shares	-	-	(1,250,000)
U.S. GAAP	47,333,293	41,249,884	35,418,654
Basic loss per share under U.S. GAAP	**$(0.03)**	$(0.02)	$(0.02)

Comprehensive Income:

. . . 11

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.