Form 20-F
CURRENT TECHNOLOGY CORP
filed 2004-07-08
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]        REGISTRATION STATEMENT PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR

   15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

51,136,811 common shares, without par value, issued and outstanding at December 31, 2003.

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

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

Selected Financial Data

	Quarter Ended	Year Ended	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Mar.31, 2004 (unaudited)	Dec. 31, 2003	Mar. 31, 2003 (unaudited)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Statement of Operations Data:
Net Sales	$94,907	$234,733	$91,844	$104,337	$59,113	$382,838	$324,983
Other Income	26	129	50	2,451	586	63,578	10,645
Research and Development and Marketing Expenses	(28,610)	(108,650)	(29,799)	(114,151)	(84,602)	(99,398)	(118,567)
(Loss) from Continuing Operations (Canadian GAAP)	(249,718)	(844,949)	(124,428)	(1,236,346)	(911,138)	(600,189)	(736,038)
(Loss) from Continuing Operations (US GAAP)	(249,718)	(846,567)	(124,428)	(1,236,346)	(1,100,799)	(685,660)	(736,038)

Income (Loss) from Continuing Operations per Common Share (US GAAP)	(0.01)	(0.02)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
Weighted Average number of shares outstanding used in computing Net Loss per Share (weighted average)(US GAAP)	51,166,811	48,595,542	48,408,015	47,333,293	41,249,884	35,418,654	29,432,935

Balance Sheet Data:
Total Assets	405,867	259,962	441,502	299,438	689,065	386,170	380,360
Cash and Cash Equivalents	28,498	27,288	36,891	62,011	47,488	14,976	6,019
Net Assets Stockholders' Equity (Deficiency) (Canadian GAAP)	(1,218,370)	(1,342,178)	(719,877)	(850,202)	(179,112)	(770,250)	(584,946)
Net Assets Stockholders' Equity (Deficiency) (US GAAP)	(1,633,630)	(1,757,438)	(1,141,840)	(1,272,165)	(601,075)	(892,670)	(584,629)

Total assets for the years ended December 31, 2003 and 2002 are identical under both Canadian and US GAAP.

Loss from continuing operations per common share for the years ended December 31, 2001 - 2003 and the periods ended March 31, 2003 and 2004 are identical under both Canadian and US GAAP.  For the years December 31, 1999 – 2000, loss from continuing operations per common share under US GAAP is greater than loss from continuing operations per common share under Canadian GAAP because under US SFAS No. 128, escrow shares are deducted from the weighted average number of shares outstanding.

Shareholder’s deficiency under US GAAP is greater as at December 31, 2003 and 2002 primarily for two reasons.  First, due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  Second, due to the greater net loss described in the following paragraph.

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

The above financial data is presented in Canadian dollars.  On May 31, 2004, the most recent month end, the cost for one US$1.00 was CDN $1.36.  On March 31, 2004, the date of the most recent financial statement, the cost for one US$1.00 was CDN$1.31.  The average high and low exchange rates for the last six months between the United States dollar exchanged for Canadian dollars is as set forth below:

Month	Average	High	Low
December 2003	1.31	1.34	1.28
January 2004	1.30	1.34	1.27
February 2004	1.33	1.35	1.31
March 2004	1.33	1.36	1.31
April 2004	1.34	1.38	1.30
May 2004	1.38	1.40	1.36

The exchange rate for the last five calendar years between the United States dollar exchanged for Canadian dollars is as set forth below:

Calendar Year	Average Rate for the Year
1999	1.49
2000	1.49
2001	1.55
2002	1.57
2003	1.40

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

1.

The Company incurred a net loss from operations of $844,949 for the year ended December 31, 2003 (2002:$1,236,346; 2001:$911,138). The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,537,845 at December 31, 2003 (2002:$31,691,278).  The Company is currently engaged in discussions with potential investors which could result in receipt of additional debt and/or equity  financing and/or the sale of certain rights for consideration including cash. There is no certainty that these discussions will be concluded successfully. (Note: The financial data in this paragraph is presented in Canadian dollars.)

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

2.

If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

3.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Company’s business plan.

4.

The Company’s success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect our trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Company’s patents. The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S.Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many device patents.

In an effort to protect its unpatented proprietary technology, processes and know-how, the Company’s employees and consultants are required to execute confidentiality agreements. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and the Company may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict, or be subject to, the rights of third parties with whom employees or consultants have previous employment or consulting relationships. Also, others may independently develop substantial proprietary information and techniques or otherwise gain access to the Company’s trade secrets. The Company intends to market its products in many different countries. In some of those, patents may not be held nor applied for. Different countries have different patent rules and the Company may sell in countries that do not honor patents and in which the risk of product copying would be greater.

5.

The Company’s business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of medical and/or cosmetic products.  While the Company will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure.  Product liability insurance is generally expensive to the extent it is available at all.  The Company has not yet obtained product liability coverage.  There can be no assurance that it will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims.  A successful product liability claim brought against the Company may exceed any insurance coverage secured by the Company, and could have a material adverse effect on the Company’s results or ability to continue marketing its products.

6.

The Company is dependent on the management of certain key personnel.  At this time, no key man insurance has been obtained.

7.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Company has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Company’s technology can be achieved.

8.

Many of the countries in which the Company’s products are available face adverse economic conditions which make business development more difficult.

9.

Due to the relatively low price of the Company’s shares, financings have caused and may continue to cause dilution.

10.

The Company’s common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company’s common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.  In addition, trading in the Company’s common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock". Penny stocks are generally non-Nasdaq equity securities with a market price less than $5.00 per share.  The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions.  The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company’s common stock, which could limit the liquidity of the common stock and the ability of the Company’s stockholders to sell their stock in the secondary market.

11.

Although the Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States the Company requires Food and Drug Administration approval to market its medical product ElectroTrichoGenesis there.  There can be no guarantee as to either if or when such approval may be obtained.

12.

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

Item 4.

Information on the Company

History and Development of the Company

Current Technology Corporation (the "Registrant" or the "Company") was incorporated as 310086 B.C. Ltd. under the Company Act of British Columbia on June 3, 1986, by registration of its Memorandum and Articles with the Registrar of Companies for British Columbia. The Registrant changed its name to Current Technology Clinics Inc. April 16, 1987, to Current Technology Corporation June 8, 1987, and then to Current Technology Corporation/La Technologue Au Courant Inc. September 1, 1987.  At the June 27, 2003 Annual General Meeting, shareholders approved a special resolution to transfer the Company’s jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act ("CBCA").  The continuance of the Company to the CBCA was completed May 13, 2004.  The Company commenced operations on April 21, 1987.  The Company is located at 530 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. The Company’s telephone number is 604-684-2727; its fax number is 604-684-0526.  The Company has two active websites:  www.etgtreatment.com and ctgtechniques.com

     The Company is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG or ETG Treatment) and CosmeticTrichoGenesis (CTG Techniques)and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

The Company has developed a patented electrotherapeutic device which reduces excessive hair loss and can also stimulate hair regrowth in those who suffer from androgenetic alopecia (common baldness).  ElectroTrichoGenesis, or ETG Treatment, the regrowth of hair by means of electrical stimulation, is believed to promote the "healing" of hair follicles that are dormant, but not dead. Research has recently been conducted to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the reduction of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Psycho-Oncology, a peer reviewed medical journal, published the results in the May/June 2002 edition (p. 244-248).

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

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. "Major Shareholders and Related Party Transactions")a lender who owns over 15% of the issued and outstanding common shares of the Company.  As at December 31, 2003, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2003.  This note will mature on August 31, 2005.

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

On October 22, 2002, the Company’s Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest were payable on January 2, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $375,374.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005. The New Debt is comprised of $596,374 of principal ($221,000 term loan previously due on January 2, 2004 and $375,374 demand loan) and accrued interest.  In connection with the restructuring of the debt, the Company has agreed to give Mr. Denner the right to participate on the same terms in any private placements the Company may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

Mr. Denner owns 8,029,500 common shares (representing approximately 15.59% of the issued and outstanding shares of the Company) and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by Mr. Denner, the Company has agreed to extend the expiry date of 2,000,000 warrants exercisable at $0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid. The Company has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by Mr. Denner.  These warrants will now be exercisable at $0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at $0.10 thereafter up to and including February 7, 2006 (was February 7, 2005).  The Company has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, Mr. Denner holds warrants to purchase 179,167 common shares that are exercisable at a price of $0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of $0.50 per share up to and including October 11, 2006.

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

Business Overview

The Company has commenced the international marketing of its ETG device which is not available in the United States.  The Registrant has entered into agreements with exclusive national distributors and ETG treatment centers are operating in Cyprus, New Zealand, Greece and Mexico.  In addition, ETG devices and/or treatment centers are operating in Canada, Australia, Argentina, Ireland, Chile and Kuwait.  In June 2004, the Registrant announced two new agreements for exclusive distribution of ETG in the Republic of Singapore and Malaysia.  It is anticipated ETG operations will commence in these two areas during 2004.  The agreements with ETG device operators typically provide for the payment to the Company of Technology Use Fees (TUFs), a type of royalty based on the use of each device, once the devices are in operation.  Purchasers typically pay a non-refundable deposit per device when an order is placed, with the balance due under normal commercial terms.  The purchase price for the devices and the TUFs are payable in U.S. dollars.

The Company developed CTG Techniques specifically for the United States marketplace.  CTG was launched in the United States during 2003. Initially the Company worked with two non-exclusive distributors.  As the year progressed, however, the Company focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Two such agreements have been finalized:  greater New York City (100 units at 20 per year over 5 years) and greater Miami (40 units over 3 years).  The Company believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.  CTGs are presently operating in Florida, Iowa, North Carolina and Washington.  Letters of intent have been signed with prospective exclusive distributors for North Carolina, Maryland and the District of Columbia.

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

In addition to ETG Treatment, using the TrichoGenesis platform, the Company has developed CTG Techniques.  Developed specifically for the United States market, CTG Techniques is a breakthrough method for improving the appearance of thinning hair.

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

Regulatory Approvals:   In November 1993, The Registrant submitted a Pre-Market Approval application ("PMA") containing its clinical and safety data to the FDA. In July 1994, the FDA advised that on the basis of its review of the PMA, certain deficiencies existed which caused the FDA to determine its review could not continue.  The Registrant believes that it can address the majority of the deficiencies, but it could not provide the further data to support safety and efficacy for prolonged use within the response period required by the FDA.  As a result the Registrant elected to voluntarily withdraw the PMA. No ETG sales or marketing can take place in the US unless and until FDA approval is obtained.  The Company plans to commence the formal FDA approval process as soon as possible, however, there can be no guarantee as to either if or when such approval may be obtained.

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

On March 5, 2003 Kema Registered Quality Inc. ("KEMA") announced the certification of the Registrant to ISO 13488:1996, ISO 9002:1994 and EN 46002:1996.  These certifications provide proof of compliance to the internationally accepted ISO 9000 Quality Standards.  On February 26, 2004 KEMA completed its annual audit and certified the Registrant to ISO 13488

 CMDCAS (Candian Medical Devices Conformity Assessment System).  This certification provides proof of compliance to the internationally accepted ISO 13488 Quality Standard and satisfies the precondition to recommencement of manufacturing.  In addition, CTG Techniques conforms to the American Standard UL 1431 Personal Hygiene and Health Care Appliances.

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customer’s of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  The Registrant has ordered 30 TrichoGenesis units for delivery during the third quarter of 2004.  If the primary contractor is unable to meet the Company’s manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

Intellectual Property:   The Registrant’s intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 6 issued and 10 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan.  Design patents and/or industrial design registrations have been granted in 22 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 34 countries.  Trademark and servicemark applications are underway in the United States to protect the stylized CTG.  The Company expects to file these applications in the third quarter of 2004.

The Company holds a 100% interest in the following domain names: cosmetictrichogenesis.com, ctgtechniques.com, ctgtechnique.com, electrotrichogenesis.com, trichogenesis.com, etgtreatment.com, and currentech.com, currenttechnologycorp.com and currenttechnologycorporation.com.

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

CTG Marketing Program:

United States

The Company considers the United States to be one of the most important markets in the world for its products.  Accordingly, using the TrichoGenesis technology platform, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetics and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis)and marketed as a breakthrough method for improving the appearance of thinning hair.

CTG was launched in the United States during 2003.  In 2003, the Company signed two non-exclusive agreements for the distribution of CTG in the U.S.  The first agreement was signed with ESTM, Inc. (ESTM) a marketing Company based in Pennsylvania.  The ESTM agreement terminates April 30, 2005 and includes certain share purchase warrant incentives tied to reaching stated sales targets.  The Registrant does not believe ESTM will meet the sales targets and, although the agreement will be honored, has not issued the warrants.  The second agreement, which has expired, was signed with The Laser Network, LLC.

As previously stated, during the period of the initial U.S. launch in 2003 the Company worked with non-exclusive distributors.  As the year progressed, however, the Company focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Two such agreements have been finalized and the Registrant believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.

The larger of the first two exclusive agreements relates to greater New York City.  The Registrant has appointed New York Hair Loss Center, Inc. ("NY Center") its exclusive distributor for nine counties in the state of New York including Bronx, New York, Richmond, Kings and Queens (New York City); Nassau and Suffolk (Long Island); and Westchester and Rockland (contiguous to New York City).  The distributorship agreement calls for the distributor to purchase a minimum of 100 CTG Mark 5 units over a period of five years at a rate of 20 units per year.

The president of NY Center is Morris J. Westfried, MD.  A graduate of Yale University, Dr. Westfried is a Board Certified Dermatologist in New York.  An expert in the field of hair, he is the co-author of the original paper on the treatment of male pattern baldness with Minoxidil (published 1981); co-author with Dr. Carlos Puiq (presently Associate Medical Director of Medical Hair Restoration) of an article on scalp reduction in hair transplants; and has performed over 3000 hair transplants.

With respect to the second agreement, the Registrant has appointed an exclusive distributor for Miami-Dade and Broward counties, encompassing the dynamic Miami-Ft. Lauderdale, Florida, corridor with a population of approximately 4 million.  Under terms of the distributorship agreement which has an effective date of January 15, 2004, the distributor will purchase a minimum of 40 CTG Mark 5 units over a period of three years.  A citizen of Mexico, the distributor has extensive business interests in the Americas with a particular focus in Florida.  Importantly, he has personal experience with the TrichoGenesis technology, as he is a client of the exclusive distributor in Mexico.

In addition to the foregoing completed exclusive distribution agreements, the Registrant has entered into letters of intent with prospective distributors for the states of Maryland and North Carolina and the District of Columbia.

The letter of intent for Maryland and Washington, DC calls for the distributor to purchase a minimum of 55 CTG Mark 5 units over a period of 4 years. The first CTG unit was shipped in June 2004 to a new state-of-the-art salon located in an affluent section of Washington, DC.

The letter of intent for North Carolina calls for the distributor to purchase a minimum of 80 CTG Mark 5 units over a period of 5 years at a rate of 16 units per year.  The distributor has already taken delivery of his first CTG unit and will order a further four units upon completion of formal documentation.  In addition, the Company is granting the distributor a right of first refusal for exclusive distribution of CTG in the state of South Carolina.

The Company’s CTG Techniques represents a revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  CTGs are presently operating in Washington, Iowa, Florida and North Carolina.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and/or hair loss prevention for oncology patients.  This work is ongoing, however, there can be no guarantee as to either if or when such approval may be obtained.

ETG Marketing Program:

Europe

In early 2002, ETG was launched in Greece.  A total of nine ETGs have been delivered to Athens, Thessaloniki and several other locations.  The Company’s exclusive distributor continues to seek other opportunities, although the aesthetics market has been less than buoyant.

The first Cyprus location opened in Nicosia during September 1998 and a second ETG was shipped in May 2000.

Effective the first week of April 2003, Universal Hair Clinic of Dublin (Universal), Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established such clinic in Ireland.  Negotiations are underway which may result in an expansion of Universal’s role in both the Republic of Ireland and Northern Ireland.

In September 2003, the Company commenced negotiations with a prospective distributor for the United Kingdom.  While initial indications seemed favorable, the Company determined the prospective distributor was not a good fit. The Company plans to seek other channels of distribution for this important market.

During 2003, preliminary efforts were made to explore possible marketing opportunities in Germany.  The Company remains hopeful distribution can be established in this potentially significant market.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results (see Clinical  Development).

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in the Well Being Clinics in those cities.  Principals of the Well Being Clinics are physicians and other integrative medical practitioners with expertise in the treatment of hair loss.  In early 2003, the former Australian distributor sold his remaining seven ETG devices to the Company for ultimate resale. The Company continues to act without a distributor in Australia.

The Americas

The Company has no distributor in Canada. ETG devices are presently operating in Vancouver, British Columbia and in Calgary, Alberta.  In March 2003, a Toronto, Ontario physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

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

Market Testing:  In June 2002, a multi-national device company ordered ETG devices with the intention of using them for market testing and evaluation.  As previously announced, the testing and evaluation process was substantially delayed due to the multi-national’s corporate restructuring.  The restructuring has involved significant staff reductions, office and plant closures and lender-imposed spending limits. Many existing initiatives are up for review and new ones cancelled.  Indeed the facility in California which has been the focal point for Current Technology is being closed permanently and the executive in charge of the evaluation has resigned.  Under the circumstances, the Company must assume no further business will be forthcoming.

Geographic Summary:  ETG treatments centres are presently operating in the following countries:

Australasia

New Zealand

Australia

Europe

Ireland

Cyprus

Greece

Middle East

Kuwait

The Americas

Canada

Mexico

Argentina

Chile

Principal Markets:

The breakdown of revenue by region is as follows (CDN dollars):

	2003	2002	2001
Australasia	$7,337	$21,875	$-
Europe	37,381	26,473	$17,721
The Americas	190,144	58,440	41,392

	$234,862	$106,788	$59,113.

Marketing Strategy and Financial Potential:   As discussed above, ETGs are operating in 10 countries.  The number will increase to 12 during the third quarter of this year, when ETG devices are shipped to the Republic of Singapore and Malaysia.  ETG is represented by exclusive distributors in six of the 12 countries.  In the balance of the countries (Australia, Ireland, Kuwait, Canada, Argentina and Chile) the Registrant is dealing directly with end users.

Although the Registrant continues to work with a non-exclusive CTG distributor in the United States, the primary thrust is appointment of exclusive distributors on a county or state basis.  The Registrant believes this approach will represent the vast majority of CTGs placed in the United States.

The marketing programs for both ETG and CTG typically provide for two revenue streams:  equipment sales and ongoing revenues from Technology Use Fees (royalties).  Although the Registrant’s efforts have been hampered by a lack of financial resources, the Registrant believes its TrichoGenesis technology has a place in most industrialized countries in the world.

Forward Looking Statements

Certain statements contained in this report that are not historical facts constitute forward-looking statement within the meaning of the Private Securties Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act.  Reliance should not be be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied.  All statements, other than statements of historical facts, included in this report that address activites, events, or developments that our management expects, believes, hopes or anticipates will or may occur in the future are forward looking statements.  Any forward-looking statements speaks only as of the date made.  We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

 The formal agreements entered into by the Registrant with respect to the sale of equipment may bind the distributors to purchase the number of units provided for in the agreements, however, the realistic remedy for a distributor’s failure to perform would probably be cancellation of the agreement and thus there are no assurances that the minimum number of units will be purchased under any agreement.  The markets for sale and/or distribution of equipment may be sensitive to a general downturn in the overall economy of the countries in which marketing is to take place.  Adverse economic conditions in these countries may have an impact on the Registrant’s profitability.  New or existing competition may have a negative impact on performance in a given country or countries.  The non-exclusive US distribution agreement entered into by the Company does not have minimum purchase requirements. Further, to the extent that the Registrant has executed letters of intent with certain other parties, there are no assurances that these letters of intent will result in formal agreements. As revenues from TUFs are a function of the number of CTGs and / or ETGs sold by the Registrant, the inability to sell this equipment will also have a negative impact on the revenues from TUFs.

Competition

The Company potentially competes with a number of products within the industry in the form of lasers, lotions, creams and pills.  These products are produced by a range of companies from major pharmaceutical companies such as Merck Co. Inc. (Propecia™) and Pharmacia & Upjohn International (Rogaine™) to local purveyors of folk remedies.

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

Property, Plants and Equipment

The Company leases 1,988 square feet of space for its headquarters facilities located at 800 West Pender Street,  Vancouver, British Columbia, Canada at a monthly cost of approximately CDN$3,800.00. The lease expires April 30, 2005.  The Company owns no material tangible fixed assets.

Item 5.

Operating and Financial Review and Prospects

Operating Results

Revenue increased 120% from CDN$106,788 in 2002 to CDN$234,862 in 2003.  Expenses decreased from CDN$1,343,134 to CDN$1,079,811. The net loss decreased 32% from CDN$1,236,346 to CDN$846,567.  During the most recent quarter, the period ended March 31, 2004, revenue increased slightly from CDN$91,894 in 2003 to CDN$94,933 in 2004.  During the same period the net loss increased from CDN$124,428 in 2003 to CDN$249,718 in 2004.  Results for 2002 over 2001 show an increase in net loss from CDN$911,138 in 2001 to CDN$1,236,346 in 2002.  Revenue increased approximately 33% CDN$335,628 in 1999 to CDN$446,416 in 2000. Expenses decreased slightly from CDN$1,071,666 in 1999 to CDN$1,046,605 in 2000. The net loss was CDN$736,038 in 1999 and CDN$600,189 in 2000. The chronic cash shortage necessitated further debt and equity financings. Future financings will be required if this situation remains unchanged.

The development and introduction of CTG Techniques, a breakthrough method for improving the appearance of thinning hair, resulted in the commencement of commercial activity in the US marketplace in 2003.  The Registrant believes CTG could represent a significant portion of revenues in the future.

Although the Company sells equipment in countries where inflation may be a factor, there is no direct impact as all sales are made in US dollars.

Although the Canadian dollar has gained strength against the US dollar in 2003 and the first half of 2004 as compared to 1999-2002, the Company does not believe there is a sufficient material exchange rate risk to purchase and/or sell derivative financial instruments for speculative purposes.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as CDN$15,776 on December 31, 2002 and only CDN$12,965 on December 31, 2003 and CDN$13,113 on March 31, 2004.

Liquidity and Capital Resources

The Company has financed its operations since inception principally through the sale of equity and debt securities.  Since 2000, the Registrant has issued both convertible and non-convertible promissory notes.

During fiscal years 1999 to 2003 the Company continued limited commercial operations commenced during fiscal 1996, with the ongoing manufacture and/or remanufacture and sales of its equipment. Remanufacturing occurs when the Company repurchases equipment such as was done from the former Australian distributor, and places it back in inventory for ultimate resale as used equipment.

As of March 31, 2004 the Company had a working capital deficiency of CDN$985,954.  As of December 31, 2003 the Company had a working capital deficiency of CDN$292,591 (at December 31, 2002 a working capital deficiency of CDN$260,594; at December 31, 2001 a net positive working capital of CDN$4,103).  At December 31, 2003 the Company had CDN$27,288(at December 31, 2002 CDN$62,011; at December 31, 2001 CDN$47,488) in cash.  The working capital deficiency at December 31, 2003 is approximately equal to that of December 31, 2002.  The working capital deficiency at December 31, 2002 primarily resulted from a decrease in subscription receivable. The working capital increase at December 31, 2001 over 2000 resulted primarily from an increase in subscription receivable and decrease in deposit on license agreement.  The working capital deficiency at December 31, 2000 is approximately equal to that at December 31, 1999.

The Registrant continues to rely on debt and equity financings.  During the period ended March 31, 2004 a total of $173,962 was collected and recorded as a subscription liability. In addition, $280,000 was received subsequent to March 31, 2004.  In consideration for these advances, on June 15, 2004, the Company issued 3,631,696 shares and 3,631,696 warrants.  Each warrant entitles the holder to purchase one common share at $0.20 up to and including June 10, 2009.

During 2003, the Company raised CDN$158,915 in private placement financing, received CDN$10,727 on exercise of options, received another CDN$121,870 on exercise of share purchase warrants and issued 222,684 common shares in settlement of debt.  In addition, the Registrant received approximately $375,000 by issuance of a promissory note.  During 2002, the Company raised CDN$995,888 in private placement financings, and received CDN$152,381 on exercise of share purchase warrants. During 2002, the Company also raised another CDN$360,502 pursuant to a promissory note signed in 2002. During 2001, the Company raised $452,230 in private placement financings, issued 177,260 common shares in debt settlement and received $4,000 on exercise of options.  During 2001, the Company also raised another $111,800 pursuant to the convertible promissory note signed in 2000 (see Item 4. "Information on the Company").  During fiscal year ended December 31, 2000 the Company raised $149,000 in a private placement financing; issued 2,000,000 common shares in exchange for a commitment from a third party to perform consulting services in 2001; and raised $167,500 by the issuance on September 11, 2000 of the aforementioned convertible promissory note.  During its fiscal year ended December 31, 1999 the Company raised $50,000 and $54,892 in two private placement financings. In addition, the Company issued 2,500,000 common shares on

July 12, 1999 to 314613 B.C. Ltd. (a company related by way of common directors) for the CDN$200,000 purchase of the TrichoGenesis technology including all worldwide issued and pending intellectual property protection.  The Company is continuing with its financing activities and is attempting to raise sufficient funds to carry out its business plan and to provide the necessary working capital.  There can be no assurance that these financing activities will be successful.

The Company has operated at a loss since its inception and has an accumulated deficit of CDN$32,537,845 as of December 31, 2003 (CDN$31,691,278 as of December 31, 2002 and CDN$30,454,932 as of December 31, 2001).  The Company sustained annual net losses of CDN$846,567 as of December 31, 2003 (CDN$1,236,346 in the year ended December 31, 2002 and CDN$911,138 in the year ended December 31, 2001). The accumulated deficit at March 31, 2004 was CDN$32,787,563.  The net loss for the three months ended March 31, 2004 was CDN$249,718.

The Company has no material commitments for capital expenditures as at December 31, 2003 and has made no such commitments during the last six months.

Research and Development

During the last three fiscal years, tests and studies were CDN$108,650 (2003), CDN$114,151 (2002) and CDN$84,602 (2001).  During the first three months of 2004 test and studies were CDN$28,610.

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

Trend Information

During 2004, the Company expanded its order book for TrichoGenesis products by: finalizing exclusive CTG distributon agreements for greater Miami (40 units over  3 years) and greater New York City (100 units over 5 years) and finalizing exclusive ETG distribution agreements for the Republic of Singapore (14 units over 3 years) and Malaysia (14 units over

3 years).  In addition letters of intent for the exclusive distribution of CTG were signed for North Carolina, Maryland and the District of Columbia.  To meet this demand, the Company has placed an order for 30 TrichoGenesis units for delivery in the third quarter of this year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Financial Obligations

As at December 31, 2003
Contractual Obligations in Cdn $ Payments Due by Period
					More than
	Total	Less Than	1-3 Years	3-5 Years	5 years
		One Year

Convertible promissory note *	489,173	-	489,173	-	-

Promissory note	834,946	-	834,946	-	-

Operating Leases	31,717	24,925	6,792	-	-

Total Contractual Obligations	1,355,836	24,925	1,330,911	-	-

• The convertible promissory note consist of liability portion of Cdn$353,728 plus an equity component of Cdn $135,445.

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

George A. Chen, C.A. became a director on May 17, 2004.  Prior to his retirement in 1997, Mr. Chen was a Senior Audit Partner with Deloitte & Touche.

Anne Kramer and Robert Kramer are husband and wife and Mr. Harrison is the brother of Anne Kramer.  There are no other family relationships among any of the directors or executive officers of the Company.

Compensation

During the year ended December 31, 2003 the Company paid or accrued salaries and benefits of CDN$293,845 to officers and directors of the Company.  As of December 31, 2003 other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of CDN $39,682.

The Board of Directors has the discretion to grant incentive stock options to officers and directors of the Company.  During the year ended December 31, 2003 no options were granted to officers and directors to purchase Common Stock.

Board Practices

All Directors serve one year terms and are elected by the Company’s shareholders at the annual general meeting of shareholders.  This year’s Annual and Special Meeting was held on June 30, 2004.

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

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors at December 31, 2003.

Share Ownership

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

Options Owned by Directors and Officers

 as of December 31, 2003

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
	3,150,000

Employee Options To Purchase Common Stock

Outstanding as of December 31, 2003

  Number of

      Price

Common Shares

    Per Share

Expiry Date

670,000

$0.05

February 7, 2005

100,000

$0.05

December 20, 2005

275,000

$0.125

September 6, 2006

225,000

$0.26

December 19, 2006

850,000

$0.25

October 17, 2008

2,120,000

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following sets forth the ownership of Common Stock of the Company by all directors and officers as a group and by 5% or more stockholders of the Company:

Title of Class of Securities	Identity of Person or Group	Amount Owned as of May 18, 2004	Percent of Class

Common Stock	All Directors and Officers as a group (6persons)	2,943,208(1)	5.71%
Common Stock	Keith Denner	8,029,500(1)	15.59%

(1)

Does not include outstanding options or warrants to purchase common shares.

Related Party Transactions

None of the directors, executive officers or senior officers were indebted to the Company for the period from January 1, 2003 to the date of this annual report.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

March 31, 2004 Interim Financial Statement

Balance Sheets as of December 31, 2003 and 2002, and Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001.

There are no material legal or arbitration hearings against the Company.

The Company has not paid nor contemplates paying dividends.

Significant Changes

Subsequent to the three months ended March 31, 2004, the Company issued 2,000,000 shares and 2,000,000 warrants for proceeds of $250,000. Each warrant entitles the holder to purchase one common share at $0.20 up to and including June 10, 2009. In addition, subsequent to the three months ended March 31, 2004, the Company issued 1,631,696 units for proceeds of $203,962 ($173,962 received during the three month period ending March 31, 2004 and $30,000 subsequent to March 31, 2004).  Each warrant entitles the holder to purchase one common share at $0.20 up to and including June 10, 2009.

Item 9.

The Offer and Listing

Common Stock

The Registrant is authorized to issue an unlimited number of shares of Common Stock.  As of December 31, 2003 51,136,811 shares of Common Stock were issued and outstanding.

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

During the last five years the annual high and low market price for the Company’s Common Stock on the NASD OTC BB was as follows:

	High	Low
Year ended December 31, 2003	$0.47	$0.19
Year ended December 31, 2002	$0.41	$0.125
Year ended December 31, 2001	$0.49	$0.05
Year ended December 31, 2000	$0.17	$0.015
Year ended December 31, 1999	$0.16	$0.01

During the last five years the annual high and low market price for the Company’s Common Stock on the Vancouver Stock Exchange was as follows:

	High	Low
Year ended December 31, 1999*	CDN$0.15	CDN$0.03

* On January 29, 1999 the Company voluntarily delisted its Common Stock from the Vancouver Stock Exchange.

During the last two years the quarterly high and low sales price for the Company’s Common Stock on the NASD OTC BB was as follows:

Year Ended December 31, 2003

High     Low

Quarter ended March 31, 2003

$0.31

$0.195

Quarter ended June 30, 2003

$0.40

$0.205

Quarter ended September 30, 2003

$0.47

$0.23

Quarter ended December 31, 2003

$0.35

$0.19

Year Ended December 31, 2002

High     Low

Quarter ended March 31, 2002

$0.41

$0.20

Quarter ended June 30, 2002

$0.35

$0.17

Quarter ended September 30, 2002

$0.41

$0.14

Quarter ended December 31, 2002

$0.36

$0.125

During the most recent six months the high and low sales price for the Company’s Common Stock on the NASD OTC BB was as follows:

	High	Low
December 2003	$0.32	$0.19
January 2004	$0.34	$0.24
February 2004	$0.31	$0.21
March 2004	$0.30	$0.23
April 2004	$0.30	$0.20
May 2004	$0.28	$0.19

According to information provided by the Company's transfer agent, at December 31, 2003, the Company had 354 U.S. stockholders of record who held in the aggregate 26,098,351 shares or approximately 51.04% of the Common Stock outstanding at that date.

Class A Preference Shares.  The Company is authorized to issue an unlimited number of Class A Preference shares without par value.  As of December 31, 2003 no Class A Preference shares have been issued.

Item 10. Additional Information

Memorandum and Articles of Association

Incorporated by reference to the Company’s Form 20-F dated August 31, 1991 effective April 1992 (File No.000-19846).

At the June 27, 2003 Annual General Meeting, shareholders approved a special resolution to transfer the Company’s jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act (CBCA).  The continuance of the Registrant to the CBCA was completed May 13, 2004.

By-law No. 1

At the June 30, 2004 Annual and Special Meeting, shareholders approved By-law No. 1 governing the affairs of the Registrant, attached hereto as Exhibit 1.2.

Material Contracts

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. "Major Shareholders and Related Party Transactions") a lender who owns over 15% of the issued and outstanding common shares of the Company.  As at December 31, 2003, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31, 2005.  No advances were made under this note in 2003.

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

On October 22, 2002, the Company’s Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest were payable on January 2, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2002, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company’s assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $375,374.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the ‘New Debt”) will bear interest at 10% per annum and be due and payable as of January 2, 2005. The New Debt is comprised of $596,374 of principal(221,000 term loan previously due on January 2, 2004 and $375,374 demand loan) and accrued interest.  In connection with the restructuring of the debt, the Company has agreed to give Mr. Denner the right to participate on the same terms in any private placements the Company may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

Mr. Denner owns 8,029,500 common shares (representing approximately 15.59% of the issued and outstanding shares of the Company) and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by Mr. Denner, the Company has agreed to extend the expiry date of 2,000,000 warrants exercisable at $0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid. The Company has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by Mr. Denner.  These warrants will now be exercisable at $0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at $0.10 thereafter up to and including February 7, 2006 (was February 7, 2005).  The Company has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, Mr. Denner holds warrants to purchase 179,167 common shares that are exercisable at a price of $0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of $0.50 per share up to and including October 11, 2006.

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the convertible promissory note, the promissory note and the lease agreement for the Company’s office space, which is described above.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars.  Based on the Company’s overall exchange rate risk as at December 31, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or cash flows.  The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure.  The Company does not intend to purchase and/or sell derivative financial instruments for speculative purposes.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

At June 30, 2004 Annual and Special Meeting, shareholders approved By-law No.1 governing the affairs of the Registrant.  Under the By-law, the Company is authorized to issue an unlimited number of shares of common stock and an unlimited number of Class A Preference Shares.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert.

The Audit Committee financial experts are Eldon Heppner, CA (Chair), Robert Kramer, CA, CPA and Peter Bell, MBA.  Heppner and Bell are independent; Kramer is not.  The NASDAQ definition of independence was used when making the determination.

Item 16B.

Code of Ethics

On June 29, 2004 the Board of Directors approved the Code of Ethics which is appended hereto in Exhibit 11.1.

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$16,100 for the year ended December 31, 2003 and Cdn$16,000 for the year ended December 31, 2002 for the audit of the Registrant’s annual financial statements.

Tax Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$850 for the year ended December 31, 2003 and Cdn$800 for the year ended December 31, 2002 for tax compliance.

Financial Information Systems Design and Implemention Fees

We do not have a local area network.  We did not engage our principal accountant to design, develop or implement  any such system.

The audit committee has considered the information described in "Financial Information Systems Design and Implemention Fees" above and believes that it is compatible with maintaining the principal accountant’s independence.

Our principal accountant (through its full time employees) performed all work regarding the audit of our financial statements for the most recent fiscal year.

Item 16D.

Exemption from the Listing Standards of Audit Committees

Not applicable

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17.

Financial Statements

March 31, 2004 Interim Financial Statement

Balance Sheets as of December 31, 2003 and 2002, and Consolidated Statements Of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001.

Item 18. Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance

1.2	By-Law No. 1

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (1)

2 (b).2	Security and Loan Agreement (2)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)
11.1	Code of Ethics
12(a).1 13(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002. Certifications pursurant to 18 USC Section 1350 as adopted pursurant to Section 906 of the Sarbanes- Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(2)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2002 and filed June 27, 2003.

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

   (Signature)

        Anne Kramer

    Chairman of the Board and

    Chief Executive Officer

Date June 30, 2004

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604 684 2727

Fax:

604 684 0526

Email: ctc@axion.net

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
BALANCE SHEET
As at March 31, 2004 and December 31, 2003
(Canadian dollars)
(unaudited - prepared by management)

Assets
	2004	2003

Current:
Cash	$28,498	$27,288
Accounts receivable	63,083	35,124
Prepaid expenses	177,249	29,447
Inventory	6,563	29,016

Total current assets	275,393	120,875

Capital assets (Note 3)	25,474	29,087
Patents, license and rights (Note 4)	105,000	110,000

	$405,867	$259,962

Liabilities

Accounts payable	$397,373	$413,466
Promissory note (Note 5)	863,974	-
Total current liabilities	1,261,347	413,466

Convertible promissory note (Note 6)	362,890	353,728

Promissory note (Note 5)	-	834,946

	1,624,237	1,602,140

Shareholders' Deficiency

Equity component of convertible promissory note (Note 6)	135,445	135,445
Share capital (Note 7)	30,778,136	30,635,410
Subscription liabilities (Note 8)	230,800	-
Contributed surplus (Note 9)	424,812	424,812
Deficit	(32,787,563)	(32,537,845)

	(1,218,370)	(1,342,178)

Going Concern (Note 1)
Commitments (Note 16)	$405,867	$259,962

APPROVED BY THE BOARD:

"Anne Kramer" Director

"Robert Kramer" Director

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended March 31, 2004	3 months ended March 31, 2003

Revenue	$94,933	$91,894

Expenses
Amortization	8,612	11,055
Foreign exchange	13,541	(72,065)
Interest	25,612	22,355
Investor relations	16,072	9,994
Legal, accounting and filing fees	40,026	23,302
Manufacturing	29,241	27,484
Office and supplies	9,213	10,060
Public relations	23,912	13,627
Regulatory-health	25,314	8,173
Rent	12,826	10,497
Salaries and benefits	92,737	93,130
Telephone	5,738	6,551
Tests and studies	28,610	29,799
Travel	13,197	22,360
	344,651	216,322

Net loss	(249,718)	(124,428)

Deficit, beginning of period	(32,537,845)	(31,691,278)

DEFICIT, END OF PERIOD	($32,787,563)	($31,815,706)

Basic and fully diluted net loss per share	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended March 31, 2004	3 months ended March 31, 2003
OPERATING ACTIVITIES
Net loss	($249,718)	($124,428)
Items not affecting cash
Amortization	8,612	11,055

	(241,106)	(113,373)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	(27,959)	(44,332)
(Increase) Decrease in subscription receivable	-	(114,034)
(Increase) Decrease in inventory	22,453	(19,572)
(Increase) Decrease in prepaid expenses	(147,802)	-
Increase (Decrease) in demand promissory note	863,974	115,489
Increase (Decrease) in promissory note	(834,946)	(12,798)
Increase (Decrease) in accounts payable	(16,092)	(71,411)
Cash flows from (used in) operating activities	(381,478)	(260,031)

FINANCING ACTIVITIES
Subscription liability	230,800	249,219
Convertible promissory notes	9,162	(19,541)
Issuance of new shares	142,726	5,534
Cash flows from financing activities	382,688	235,212

Investing Activities
Purchase of capital assets	-	(301)
	-	(301)

NET CASH INFLOW (OUTFLOW)	1,210	(25,120)

CASH BEGINNING OF PERIOD	27,288	62,011

CASH END OF PERIOD	$28,498	$36,891

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	25,612	22,355

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

1.

Going Concern:

These financial statements have been prepared on the going concern assumption that the corporation will be able to realize its assets and discharge its liabilities in the normal course of business.  The corporation's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the corporation is dependent on attaining profitable operations and obtaining additional equity.

2.

Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the
United States.  These differences are described in Note 17.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-
in, first-out basis.

c)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

20%

declining balance

Office equipment

20%

declining balance

Website development

  2 years

straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions, the corporation may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to ElectroTrichoGenesis ("ETG") and are amortized over 10 years.

f)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

. .. . 2

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The corporation recognizes revenue on the sale of ETG devices and CosmeticTrichoGenesis
("CTG") units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

h)

Future Income Taxes -

The liability method is used in accounting for income taxes.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unutilized capital and non-capital losses, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

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

i)

Stock Based Compensation Plans -

The corporation adopted, effective January 1, 2002, the requirements of the CICA Handbook
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments."  The
corporation has adopted the fair value based method for all employees and non-employees.
The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the corporation, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the corporation continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the corporation are recorded as common share capital.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. .. . 3

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related corporation, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on
July 12, 1999.

5.

Promissory Note:

The promissory note is to a lender who owns over 15% of the corporation.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2005.  This note is secured by a general security agreement under which the corporation has granted a security interest over all of the corporation's assets, including all intellectual property but subordinate to the convertible promissory note in Note 6.

6.

Convertible Promissory Note:

As at March 31, 2004, the corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the corporation.  The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and
US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31,
2005.  The liability portion of this note is $362,890 which includes $132,088 of accrued interest.
The equity component is $135,445.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of capital in the corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the corporation at US$0.05 up to and including March 31, 2006.  The corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment

. .. . 4

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

6.

Convertible Promissory Note:(Continued)

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.
Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

7.

Share Capital:

Authorized -

100,000,000 Common shares without par value

  10,000,000 Class "A" Preference shares without par value

8.

Subscription Liabilities

During the quarter ended March 31, 2004, the corporation collected US$115,000 and Cdn$80,000 in private placement financing.  The shares have not been issued.

9.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the corporation's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.
On December 29, 2000, the corporation sold its investment in CTC Ventures Corporation for a nominal sum to a corporation director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

During the year ended 2003, a creditor forgave the balance of a promissory note valued at $16,014 in exchange for 450,000 warrants exercisable at US$0.20 each until June 28, 2005.  This was credited to contributed surplus.

. .. . 5

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

9.

Contributed Surplus:(Continued)

The corporation accounts for its stock based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  During the year-ended 2003, $38,200 (2002 -$61,178) of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market:

14%

Price of the corporation shares:

$0.23

Dividend yield:

0%

Weighted average expiry date of options:

5 years

Risk free interest rate:

2.75%

10.

Stock Options:

From time to time, the corporation grants incentive stock options to directors, officers, employees and promoters of the corporation.

Options outstanding under this plan are as follows:

The following table summarizes information about stock options outstanding and exercisable at
March 31:

. .. . 6

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

10.

Stock Options:(Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at March 31:

11.

Warrants:

. .. . 7

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

11.

Warrants:(Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31:

12.Related Party Transactions:

13.

Financial Instrument:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note and promissory note are stated at amounts that approximate book value.

. .. . 8

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

14.

Segmented Information:

The corporation's major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged for their use.

The breakdown of revenue by region is as follows:

15.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the corporation's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

The corporation has non-capital losses for income tax purpose of approximately $5,354,058 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2004

$1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

. .. . 9

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

15.

Income Taes:(Continued)

The corporation has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

16.

Commitments:

The corporation has entered into an agreement to lease premises to April 30, 2005.  The future minimum lease payments for the next two years are as follows:

2004

$15,283

2005

6,792

The corporation is committed to one operating lease.  The future lease payments for this year are
$1,828.

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employees Stock Options -

The corporation accounts for its non-employees stock options with the fair value method

"FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-
Scholes Options Pricing Model with the following weighted average assumptions:

Volatility factor of the market

14%

Price of the corporation shares

$0.23

Dividend yield

0%

Weighted average expiry date of options

5 years

Risk-free interest rate

2.75%

. .. . 10

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

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
The corporation has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements,
was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The corporation has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

. .. . 11

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Convertible Promissory Note:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and
Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.
Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note (Note 6)

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

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging
Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The corporation's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the corporation's financial position or results of operations.

18.

Subsequent Event:

The continuance of the corporation from incorporation under the British Columbia Company Act to the Canada Business Corporation Act was completed, effective May 13, 2004.

. .. . 12

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2003 Year End Report and 2004 news releases.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The Psycho-Oncology report can be viewed on the ETG website: http://www.etgtreatment.com.

The Corporation has developed a product to suit the requirements of the cosmetic and spa markets in the United States.  This product is called CTG Techniques (CosmeticTrichoGenesis) and is a breakthrough method for improving the appearance of thinning hair.  The CTG website is:  http://www.ctgtechniques.com.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first quarter of 2004 increased slightly to $94,933 from $91,894 in 2003.  Total expenses increased by $128,329 to $344,651 in 2004 from $216,322 in 2003.  As a result of the slight increase in revenue and more significant increase in expenses, the net loss increased by $125,290 to $249,718 in 2004 from $124,428 in 2003.

The increase in net loss of $125,290 during 2004 was primarily a result of the following factors: a foreign exchange expense of $13,541 in 2004 (versus a recovery of $72,065 in 2003) translating into a net increase in such expense of $85,606 in 2004; increase in legal, accounting and filing fees of $16,724 ($40,026 versus $23,302 in 2003); an increase in public relations expense of $10,285 ($23,912 versus $13,627 in 2003); an increase in regulatory-health of $17,141 ($25,314 versus $8,173);  and a decrease of $9,163 in travel ($13,197 versus $22,360 in 2003).

Balance Sheet:  The working capital deficiency increased significantly from $292,591 at December 31, 2003 to $985,954 at March 31, 2004, for a total increase of $693,363.  This increase was a result of a promissory note due January 2, 2005 moving from long-term debt ($834,946 in 2003) to current liabilities ($863,974 in 2004) as a result of its due date being less than one year after the statement date.  This increase in liabilities was partially offset by an increase in current assets of $154,518 ($275,393 in 2004 versus $120,875 in 2003).  As a result of the aforementioned change in the classification of the promissory note, long term debt decreased by $825,784 from $1,188,674 in 2003 to $362,890 in 2004.

With respect to the capital section of the balance sheet, $142,726 of shares were issued as a settlement of debt and $230,800 of private placement funds were received during the first quarter and recorded as a subscription liability because the shares had not yet been issued.  The net affect of these changes was a decrease in capital deficiency of $123,808 from $1,342,178 in 2003 to $1,218,370 in 2004.

Statement of Cash Flows:  The funding of operating activities  which resulted  in a net outflow of $381,478 by net financing activities of $382,688 is clearly demonstrated in this statement.

Commentary:  ETG treatment centers are presently operating in 10 countries:  Ireland (commenced in 2003), Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait.  Recent publicity, including an article in the April 2004 issue of Popular

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

 Mechanics and certain television coverage, has resulted in a significant increase in the level of enquiries about the Corporation's products.  When combined with its considerable efforts in other parts of the world, particularly in Asia, the Corporation believes this increased level of activity may result in meaningful sales in the near term.

CTG was launched in the United States during 2003.  Initially the Corporation worked with two non-exclusive distributors.  As the year progressed, however, the Corporation focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.   Two such agreements have been finalized: greater New York City (100 units at 20 per year over 5 years) and greater Miami (40 units over 3 years).  The Corporation believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.  CTGs are presently operating in Florida, Iowa, North Carolina and Washington.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries.  During the year 2003, marketing of CTG units commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Corporation's chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2002 through March 31, 2004.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

	2004		2003				2002
Canadian Dollars	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	94,933	44,156	39,988	58,824	91,894	39,636	17,994	35,127
Operating loss	249,718	208,242	277,103	235,176	124,428	314,967	361,098	311,188
Net loss	249,718	209,860	277,103	235,176	124,428	314,967	361,098	311,188

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2003 was greater than combined revenues for 2002 and 2001, and revenue in Q1 of 2004 was greater than revenue during any other quarter during the subject period of two years, revenue can only be described as modest.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2004, particularly CTG revenue in the United States, however, quarter by quarter comparisons in 2004 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $249,718 during the period ended March 31, 2004.  The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,787,563 at March 31, 2004.  The Corporation has a promissory note in the amount of $863,974 issued to its largest shareholder due January 2, 2005 (see note 5 to the financial statements).  Although the note holder has the right to convert to equity on terms similar to an arm's length private placement, there can be no guarantee he will elect to do so.  The Corporation is currently engaged in discussions with potential investors which could result

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes the CTG marketing effort in the United States is starting to gain traction.  Agreements for the distribution of CTG have been signed covering greater Miami and New York City.  These agreements provide for the sale of a minimum of 140 CTG units over the next three to five years.  Similar agreements are under negotiation for other parts of the United States.  In addition, negotiations are underway for the distribution of ETG in various countries around the world including new opportunities in Asia.

The Corporation believes it needs to achieve an annual run rate of 80 - 100 TrichoGenesis units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve such a position during 2005.

CAPITAL RESOURCES

Share Capital:  During the period the Corporation issued 380,000 shares for $142,726 for settlement of debt.

	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410
Common Shares Issued -
- For settlement of debt	380,000	142,726
Balance, ending	51,516,811	$30,778,136

Convertible Promissory Note:  As at March 31, 2004, the Corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the Corporation.  The total principal amount owing is US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of the Corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the Corporation at US$0.05 up to and including March 31, 2006.  The Corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the Corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

Promissory Note:  On December 31, 2003, the Corporation reached an agreement with its largest shareholder to restructure US$644,000 indebtedness of the Corporation otherwise coming due on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling US$644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005.  In connection with the restructuring of the debt, the Corporation has agreed to give the lender the right to participate on the same terms in any private placements the Corporation may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

The lender owns 8,029,500 common shares and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by the lender, the Corporation has agreed to extend the expiry date of 2,000,000 warrants exercisable at US$0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid.  The Corporation has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by the lender.  These warrants will now be exercisable at US$0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at US$0.10 thereafter up to and including February 7, 2006 (was February 7, 2005).  The Corporation has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, the lender holds warrants to purchase 179,167 common shares that are exercisable at a price of US$0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of US$0.50 per share up to and including October 11, 2006.  The lender also holds a convertible promissory note issued by the Corporation, convertible as at March 31, 2004 into 6,513,200 common shares and warrants to purchase an additional 6,513,200 common shares.  The warrants are exercisable at a price of US$0.05 per share and expire March 31, 2006.

Subscription Liability: During 2004, the Corporation has collected US$145,000 and Cdn$80,000 in private placement financings.  The shares have not been issued.

OFF-BALANCE SHEET ARRANGEMENTS

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions during the period -

Salaries accrued or paid

$76,622

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at period end -

Salaries, payable to directors

$34,038

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition of disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

The net result of this change is an expense of $61,178 in 2002 and $38,200 in 2003.  No options were issued during the first quarter of 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation has a convertible promissory note (see note 6 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from March 31, 2003 (.6813) to March 31, 2004 (.7626).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003.  The Canadian dollar actually weakened slightly against the US dollar in the first quarter of 2004 from .7713 on December 31, 2003 to ..7626 on March 31, 2004 resulting in a foreign exchange loss of $13,541.  The actual foreign exchange gain or loss will not be known until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$13,113 on March 31, 2004.

The reader should also note the explanation of the equity component of the convertible promissory note in note 6 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 51,516,811 common shares and no preference shares outstanding on March 31, 2004.

Warrants:  The following warrants were outstanding on March 31, 2004.

Expiry Date	Numbers of Shares	Exercise Price
December 31, 2004	633,333	US$ 0.25
January 3, 2005	2,000,000	US$ 0.25
February 7, 2006	2,980,000	US$ 0.10 *
June 28, 2005	450,000	US$ 0.20
June 30, 2005	2,500,000	US$ 0.05

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

January 31, 2006	564,000	US$ 0.05
April 30, 2006	200,000	US$ 0.30
June 30, 2006	400,000	US$ 0.075
September 27, 2006	179,167	US$ 0.15
October 11, 2006	1,680,000	US$ 0.50
May 15, 2007	1,227,129	US$ 0.55
* US$ 0.05 up to and including February 7, 2005

Stock Options:  The following stock options were outstanding March 31, 2004.

Expiry Date	Numbers of Shares	Option Price
February 7, 2005	3,170,000	US$ 0.05
December 20, 2005	200,000	US$ 0.05
September 6, 2006	275,000	US$ 0.12
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30
October 17, 2008	850,000	US$ 0.20

Research Report:  The Research Works, Inc. ("RW") an equity research boutique founded in 1992, has issued a research report on Current Technology Corporation.  The report is available at RW's Web-publishing division:  http://www.stocksontheweb.com.  RW is a registered investment advisor that produces equity research reports.  On March 31, 2004 in consideration for RW's equity research services to be performed through March 30, 2005, the Corporation paid RW a fee of 350,000 restricted shares of its common stock.

Legal:  The continuance of the Corporation from incorporation under the British Columbia Company Act to the Canada Business Corporations Act was completed, effective May 13, 2004.

Date:   May 27, 2004

# CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

# FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

**CURRENT TECHNOLOGY CORPORATION**

**INDEX TO FINANCIAL STATEMENTS**

**Auditors' Report**

| | |
|---|---|
| Balance Sheet | *Exhibit "A"* |
| Statement of Loss and Deficit | *Exhibit "B"* |
| Statement of Cash Flows | *Exhibit "C"* |
| Notes to Financial Statements | *Exhibit "D"* |

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

HLB **Cinnamon Jang Willoughby & Company**

Chartered Accountants

*A Partnership of Incorporated Professionals*

## AUDITORS' REPORT

To the Shareholders of **Current Technology Corporation:**

We have audited the balance sheet of Current Technology Corporation as at December 31, 2003 and the statements of loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding year.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004

**Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences**

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 20, 2004 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes. The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "A"*

| **Assets** | **2003** | 2002 |
|---|---|---|
| Current: | | |
| Cash | **$ 27,288** | $ 62,011 |
| Accounts receivable | **35,124** | 28,031 |
| Prepaid expenses | **29,447** | 13,363 |
| Inventory | **29,016** | 30,836 |
| | **120,875** | 134,241 |
| Equipment and website development (Note 3) | **29,087** | 35,197 |
| Patents, license and rights (Note 4) | **110,000** | 130,000 |
| | **$ 259,962** | $ 299,438 |
| **Liabilities** | | |
| Current: | | |
| Accounts payable | **$ 413,466** | $ 394,835 |
| Convertible promissory note (Note 5) | **353,728** | 394,303 |
| Promissory note (Note 6) | **834,946** | 360,502 |
| | **1,602,140** | 1,149,640 |
| **Shareholders' Deficiency** | | |
| Equity component of convertible promissory notes (Note 5) | **135,445** | 142,148 |
| Share capital (Note 7) | **30,635,410** | 30,255,761 |
| Subscription liability | **-** | 72,569 |
| Contributed surplus (Note 8) | **424,812** | 370,598 |
| Deficit, per Exhibit "B" | **32,537,845** | 31,691,278 |
| | **(1,342,178)** | (850,202) |
| Going concern (Note 1) | | |
| Commitments (Note 15) | | |
| | $ 259,962 | $ 299,438 |

Approved by the Directors:

"Anne Kramer"

"Robert Kramer"

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "B"*

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenue | $ 234,862 | $ 106,788 | $ 59,699 |
| Expenses: | | | |
| Amortization | 42,391 | 36,636 | 23,643 |
| Bad debts | - | - | 2,979 |
| Bank charges and interest | 4,562 | 29,412 | 3,997 |
| Consulting | 11,085 | 32,169 | 81,249 |
| Foreign exchange (recovery) | (217,023) | 2,167 | 35,353 |
| Interest on convertible promissory note | 32,181 | 48,890 | 35,682 |
| Interest on long-term debt | 52,317 | 11,852 | - |
| Investor relations | 42,566 | 16,559 | 11,248 |
| Legal, accounting and filing fees | 132,807 | 108,465 | 66,311 |
| Manufacturing | 91,141 | 33,396 | 23,246 |
| Marketing | 79,745 | | - |
| Office and supplies | 43,978 | 55,059 | 42,120 |
| Public relations | 86,290 | 90,650 | 117,065 |
| Regulatory-health | 20,227 | 225,458 | - |
| Rent | 49,267 | 44,081 | 43,609 |
| Salaries and benefits | 360,890 | 364,982 | 355,758 |
| Stock based compensation | 38,200 | 61,178 | - |
| Telephone | 26,146 | 26,670 | 15,193 |
| Tests and studies | 108,650 | 114,151 | 84,602 |
| Travel | 74,391 | 41,359 | 28,782 |
| | 1,079,811 | 1,343,134 | 970,837 |
| Loss before other item | 844,949 | 1,236,346 | 911,138 |
| Other Item: | | | |
| Loss on disposal of equipment | 1,618 | - | - |
| Net Loss | 846,567 | 1,236,346 | 911,138 |
| Deficit, beginning | 31,691,278 | 30,454,932 | 29,543,794 |
| Deficit, ending, to Exhibit "A" | $32,537,845 | $31,691,278 | $30,454,932 |
| Basic and fully diluted net loss per share | (0.02) | (0.03) | (0.02) |

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "C"*

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Operating Activities: | | | |
| Net Loss, per Exhibit "B" | **$(846,567)** | $(1,236,346) | $ (911,138) |
| Adjustments for - | | | |
| Amortization | **42,391** | 36,636 | 23,643 |
| Loss on disposal of equipment | **1,618** | - | - |
| Promissory note exchanged for warrants issued | **16,014** | - | - |
| Stock based compensation | **38,200** | 61,178 | - |
| | **(748,344)** | (1,138,532) | (887,495) |
| Changes in non-cash working capital - | | | |
| (Increase) Decrease in accounts receivable | **(7,093)** | (16,147) | 21,095 |
| (Increase) Decrease in subscription receivable | **-** | 435,631 | (435,631) |
| (Increase) Decrease in prepaid expenses | **(16,084)** | 8,390 | 114,099 |
| (Increase) Decrease in inventory | **1,820** | (24,524) | 6,311 |
| Increase (Decrease) in accounts payable | **18,631** | (124,130) | (112,193) |
| Increase (Decrease) in deposit on licence agreement | **-** | - | (337,388) |
| Cash flows (used in) operating activities | **(751,070)** | (859,312) | (1,631,202) |
| Investing Activities: | | | |
| Sale of interest in a subsidiaries | **-** | - | 100 |
| Purchase of equipment and website development | **(17,899)** | (35,836) | - |
| Cash flows from (used in) investing activities | **(17,899)** | (35,836) | 100 |
| Financing Activities: | | | |
| Convertible promissory note | **(47,278)** | 45,091 | 234,220 |
| Promissory note | **474,444** | 360,502 | - |
| Issuance of new shares | **379,649** | 1,148,269 | 712,634 |
| Subscription liabilities | **(72,569)** | (644,191) | 716,760 |
| Cash flows from financing activities | **734,246** | 909,671 | 1,663,614 |
| Net Increase (Decrease) in Cash | **(34,723)** | 14,523 | 32,512 |
| Cash, beginning | **62,011** | 47,488 | 14,976 |
| Cash, ending | **$ 27,288** | $ 62,011 | $ 47,488 |

| | | | |
|---|---|---|---|
| Supplemental Disclosure of Cash Flow Information: | | | |
| Additional Information - | | | |
| Interest | **$ -** | $ 23,736 | $ - |
| Non-cash Transactions - | | | |
| Shares issued in lieu of prepaid consulting services | **23,626** | | - |
| Shares issued in settlement of debt | **88,137** | | 33,000 |

*- See accompanying notes -*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

## 6. Promissory Note:

## 7. Share Capital:

Issued and Fully Paid -

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Number Shares of** | **Amount** | Number Shares of | Amount |
| Balance, beginning | **48,333,015** | **$30,255,761** | 44,003,015 | $29,107,492 |
| Common Shares Issued - | | | | |
| - For cash | **397,778** | **158,915** | 2,480,000 | 995,888 |
| - For settlement of debt | **222,684** | **88,137** | - | - |
| - Exercise of option | **150,000** | **10,727** | | |
| - Exercise of warrants | **2,033,334** | **121,870** | 1,850,000 | 152,381 |
| Balance, ending | **51,136,811** | **$30,635,410** | 48,333,015 | $30,255,761 |

On January 31, 2002, 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices ranging from US$0.04 to US$0.15 per share.

On December 17, 2003, 2,033,334 warrants were exercised allowing the holders of the warrants to purchase 2,033,334 shares at prices ranging from US$0.03 to US $0.15 per share.

## 8. Contributed Surplus:

. . . 5

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

**8. Contributed Surplus: (Continued)**

**9. Stock Options:**

Options outstanding under this plan are as follows:

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Common Shares** | **Weighted Average Exercise Price $** | Common Shares | Weighted Average Exercise Price $ |
| Outstanding, beginning | **4,570,000** | **0.08** | 4,620,000 | 0.08 |
| - Granted | **850,000** | **0.25** | 350,000 | 0.27 |
| - Exercised | **(150,000)** | **0.05** | - | - |
| - Cancelled | **-** | **-** | (375,000) | 0.14 |
| - Expired | **-** | **-** | (25,000) | 0.32 |
| Outstanding, ending | **5,270,000** | **0.12** | 4,570,000 | 0.10 |
| Exercisable, ending | **5,270,000** | **0.12** | 4,570,000 | 0.10 |

. . . 6

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

## 9. Stock Options: (Continued)

| Exercise Price | **Number Outstanding at 2003** | Weighted Average Remaining Contractual Life | Number Outstanding at 2002 |
|---|---|---|---|
| US $0.05 | **3,370,000** | 1.1 years | 3,520,000 |
| US $0.12 | **275,000** | 2.8 years | 275,000 |
| US $0.20 | **200,000** | 2.8 years | 200,000 |
| US $0.26 | **475,000** | 3.2 years | 475,000 |
| US $0.30 | **100,000** | 3.7 years | 100,000 |
| US $0.25 | **850,000** | 4.8 years | - |
| | **5,270,000** | | 4,570,000 |

## 10. Warrants:

* US$0.05 up to and including February 7, 2005.

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Common Shares** | **Weighted Average Exercise Price $** | Common Shares | Weighted Average Exercise Price $ |
| Outstanding, beginning | **14,637,101** | **0.19** | 14,140,434 | 0.11 |
| - Issued | **1,210,462** | **0.36** | 2,346,667 | 0.51 |
| - Exercised | **(2,033,334)** | **0.06** | (1,850,000) | 0.07 |
| - Expired | **(1,000,000)** | **0.25** | | |
| Outstanding, ending | **12,814,229** | **0.21** | 14,637,101 | 0.19 |

. . . 7

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

## 11. Related Party Transactions:

| | **2003** | 2002 |
|---|---|---|
| Transactions During the Year - | | |
| Salaries and consulting fees accrued or paid | **$293,845** | $477,594 |
| Interest paid to director for overdue salary payable | **-** | 23,736 |

| | **2003** | 2002 |
|---|---|---|
| Balance at Year End - | | |
| Salaries, consulting fees payable to directors and companies controlled by directors of the company | **39,682** | 47,282 |

## 12. Financial Instrument:

Fair Values -

## 13. Segmented Information:

The breakdown of revenue by region is as follows:

| | **2003** | 2002 |
|---|---|---|
| Australia | **$ 7,337** | $ 21,875 |
| Europe | **37,381** | 26,473 |
| The Americas | **190,144** | 58,440 |
| | **$234,862** | $106,788 |

## 14. Income Taxes:

. . . 8

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**14. Income Taxes: (Continued)**

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Eligible capital expenditures | **$ 58,257** | $ 58,257 | $ 63,727 |
| Equipment and website development | **368,744** | 346,888 | 416,742 |
| Operating loss carryforward | **2,981,545** | 3,292,914 | 3,954,095 |
| Capital loss carryforward | **1,260,142** | 1,260,142 | 1,376,706 |
| | **4,668,688** | 4,958,201 | 5,811,270 |
| Valuation loss provision | **(4,668,688)** | (4,958,201) | (5,811,270) |
| | **$ -** | $ | $ |

**15. Commitments:**

| | |
|---|---|
| 2004 | $20,377 |
| 2005 | 6,792 |

The company is committed to one operating lease. The lease payments for the next year are $10,915.

. . . 9

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

*Exhibit "D"*
*Continued*

**16. Comparative Figures:**

The 2002 and 2001 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

Reconciliation of Net Loss:

The application of U.S. GAAP would have the following effects on the net income as reported:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net Loss - Canadian GAAP | **$(846,567)** | $(1,236,346) | $ (911,138) |
| Adjustment in respect of: | | | |
| Stock based compensation expense | | | |
| - Non-employees | - | | (189,661) |
| Net Loss - U.S. GAAP | **$(846,567)** | $(1,236,346) | $(1,100,799) |

Stock Based Compensation:

(i) Employee Stock Options -

(ii) Non-employees Stock Options -

. . . 10

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors

*Exhibit "D"*
*Continued*

Net Loss Per Share:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Weighted Average Number of Shares Outstanding - Canadian | **48,595,542** | 47,333,293 | 41,249,884 |
| Less: Escrow shares | - | - | - |
| U.S. GAAP | **48,595,542** | 47,333,293 | 41,249,884 |
| Basic loss per share under U.S. GAAP | **$(0.02)** | $(0.03) | $(0.02) |

Comprehensive Income:

Revenue Recognition:

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Liabilities - Canadian GAAP | **$1,602,140** | $1,149,640 | $ 868,177 |
| Effect of equity portion of promissory note | **135,445** | 142,148 | 142,148 |
| Liabilities - U.S. GAAP | **$1,737,585** | $1,291,788 | $1,010,325 |

. . . 11

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

Revenue Recognition: (Continued)

	2003	2002	2001
Deficit - Canadian GAAP	**$(1,342,178)**	$ (850,202)	$ (179,112)
Effect of equity portion of promissory note	**(135,445)**	(142,148)	(142,148)
Current years' adjustment to net income	**-**	-	(189,661)
Cumulative effect of prior years' adjustments to net income	**(279,815)**	(279,815)	(90,154)
Deficit - U.S. GAAP	**$(1,757,438)**	$(1,272,165)	$ (601,075)

Convertible Promissory Note:

Derivative Instruments:

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the 2003 annual audited financial statements of the Corporation and related notes thereto and its news releases.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The Psycho-Oncology report can be viewed on the ETG website: http://www.etgtreatment.com.

The Corporation has developed a product to suit the requirements of the cosmetic and spa markets in the United States.  This product is called CTG Techniques (CosmeticTrichoGenesis) and is a breakthrough method for improving the appearance of thinning hair.  The CTG website is:  http://www.ctgtechniques.com.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue increased to $234,862 in 2003 from $106,788 in 2002.  Total expenses decreased by $263,323 to $1,079,811 in 2003 from $1,343,134 in 2002.  As a result of the increase in revenue and decrease in expenses, the net loss decreased by $389,779 to $846,567 in 2003 from $1,236,346 in 2002.

The decrease in net loss of $389,779 during 2003 was primarily a result of the following factors:  a foreign exchange recovery of $217,023 in 2003 (versus an expense of $2,167 in 2002); a reduction of regulatory health expenditures of $205,231 in 2003 ($20,227 versus $225,458 in 2002); a $128,074 increase in revenue ($234,863 versus $106,788 in 2002); offset by an increase in manufacturing and marketing expenses of $137,490 during 2003 ($170,886 versus $33,396 in 2002).

Balance Sheet:  The working capital deficiency increased by $31,997 to $292,591 in 2003 from $260,594 in 2002.  Long term debt increased by $433,869 to $1,188,674 in 2003 from $754,805 in 2002.  The shareholders' deficiency increased by $491,976 to $1,342,178 in 2003 from $850,202 in 2002.

The relationship between these two components of the financial statements may be summarized as follows:  the increase in long term debt of $433,869 and net increase in share capital of $379,649 ($30,635,410 in 2003 versus $30,255,761 in 2002) for a total of $813,518 were the primary sources of funding the net loss of $846,567.

Statement Cash Flows:  The aforementioned funding of the net loss in 2003 by a combination of an increase in both long term debt and share capital is clearly demonstrated in the "financing activities" section of the Statement of Cash Flows.

Commentary:  ETG treatment centers are presently operating in 10 countries:  Ireland (commenced in 2003), Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait.  During 2003 preliminary efforts were made to explore possible marketing opportunities in Germany.  In so doing, certain relationships were developed which the Corporation had hoped would be beneficial.  Unfortunately, the key contact became seriously ill, was hospitalized, and momentum was lost.  Other more immediate opportunities have presented themselves, so the Corporation has terminated these efforts for the time being.  Negotiations

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

continue with the distributor in Ireland about the possibility of adding more ETGs.  The Corporation believes its considerable efforts in other parts of the world in recent months may result in meaningful sales in the near term.

CTG was launched in the United States during 2003.  Initially the Corporation worked with two non-exclusive distributors.  As the year progressed, however, the Corporation focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.   Two such agreements have been finalized: greater New York City (100 units at 20 per year over 5 years) and greater Miami (40 units over 3 years).  The Corporation believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.  CTGs are presently operating in Florida, Iowa, North Carolina and Washington.

SELECTED ANNUAL INFORMATION

2003

2002

2001

Revenue

$234,862

$106,788

$59,699

Operating loss

$844,949

$1,236,346

$911,138

Net loss

$846,567

$1,236,346

$911,138

Total assets

$259,962

$299,438

$689,065

Long term debt

$1,188,674

$754,805

$349,212

Dividends

Nil

Nil

Nil

Net loss per share

0.02

0.03

0.02

The financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in note 17 to the financial statements.  In addition to note 17, the reader should focus on the Auditors' Report.

During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions.

In 2003, the Corporation introduced its cosmetic product CTG to the US market.  On a going forward basis, the Corporation expects CTG to represent an increasing focus.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2003

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries.  During the year, marketing of CTG units commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Corporation's chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2002 through December 31, 2003.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

		2003				2002
Canadian Dollars	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	44,156	39,988	58,824	91,894	39,636	17,994	35,127	14,031
Operating loss	208,242	277,103	235,176	124,428	314,967	361,098	311,188	249,093
Net loss	209,860	277,103	235,176	124,428	314,967	361,098	311,188	249,093

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2003 was greater than combined revenues for 2002 and 2001, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2004, particularly CTG revenue in the United States, however, quarter by quarter comparisons in 2004 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $846,567 during the year ended December 31, 2003.  The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,537,845 at December 31, 2003.  The Corporation has a promissory note in the amount of $834,946 issued to its largest shareholder due January 2, 2005 (see note 6 to the financial statements).  Although the note holder has the right to convert to equity on terms similar to an arm's length private placement, there can be no guarantee he will elect to do so.  The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussion, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes the CTG marketing effort in the United States is starting to gain traction.  Agreements for the distribution of CTG have been signed covering greater Miami and New York City.  These agreements provide for the sale of a minimum of 140 CTG units over the next three to five years.  Similar agreements are under negotiation for other parts of the United States.  In addition, negotiations are underway for the distribution of ETG in various countries around the world.

The Corporation believes it needs to achieve an annual run rate of 80 - 100 TrichoGenesis units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve such a position during 2005.

CAPITAL RESOURCES

Share Capital:  During the year the Corporation issued 2,803,796 shares for $379,649:

	Number of Shares	Amount
Balance, beginning	48,333,015	$30,255,761
Common Shares Issued -
- For cash	397,778	158,915
- For settlement of debt	222,684	88,137
- Exercise of option	150,000	10,727
- Exercise of warrants	2,033,334	121,870
Balance, ending	51,136,811	$30,635,410

Convertible Promissory Note:  As at December 31, 2003, the Corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the Corporation.  The total principal amount owing is US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of the Corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the Corporation at US$0.05 up to and including March 31, 2006.  The Corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the Corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

Promissory Note:  On December 31, 2003, the Corporation reached an agreement with its largest shareholder to restructure US$644,000 indebtedness of the Corporation otherwise coming due on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling US$644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005.  In connection with the restructuring of the debt, the Corporation has agreed to give the lender the right to participate on the same terms in any private placements the Corporation may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

The lender owns 8,029,500 common shares and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by the lender, the Corporation has agreed to extend the expiry date of 2,000,000 warrants exercisable at US$0.25 from December 31, 2003 to the later of

January 3, 2005 or three business days following the date the New Debt is repaid.  The Corporation has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by the lender.  These warrants will now be exercisable at US$0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at US$0.10 thereafter up to and including February 7, 2006 (currently February 7, 2005).  The Corporation has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, the lender holds warrants to purchase 179,167 common shares that are exercisable at a price of US$0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of US$0.50 per share up to and including October 11, 2006.  The lender also holds a convertible promissory note issued by the Corporation, convertible as at December 31, 2003 into 6,436,538 common shares and warrants to purchase an additional 6,436,538 common shares.  The warrants are exercisable at a price of US$0.05 per share and expire March 31, 2006.

Subscription Liability: During 2004, the Corporation has collected US$145,000 and Cdn$80,000 in private placement financings.  The shares have not been issued.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,845

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at year end -

Salaries, payable to director

$39,682

FOURTH QUARTER

Sales in Q4 of 2003 were slightly greater than those in each of Q3 of 2003 and Q4 of 2002.  As previously discussed, however, (see "Summary of Quarterly Results", of this MD&A) quarterly comparisons are not overly meaningful at this stage of the Corporation's development.

With respect to financial matters, the most important development in Q4 of 2003 was the restructuring of US$644,000 debt with the Corporation's largest shareholder.  This is adequately covered in the "Capital Resources" section of this MD&A.  For further information please see note 6 to the financial statements.

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition of disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002 and $38,200 in 2003.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation has a convertible promissory note (see note 5 to the financial statements) and promissory note (see note 6 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2003 (.7713).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003.  The total amount of the gain, including that portion attributable to accounts payable was $217,023.  The actual foreign exchange gain or loss will not be known until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003.

The reader should also note the explanation of the equity component of the convertible promissory note in note 5 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 51,136,811 common shares and no preference shares outstanding on December 31, 2003.

Warrants:  The following warrants were outstanding on December 31, 2003.

Expiry Date	Numbers of Shares	Exercise Price
December 31, 2004	633,333	US$ 0.25
January 3, 2005	2,000,000	US$ 0.25
February 7, 2006	2,980,000	US$ 0.10 *
June 28, 2005	450,000	US$ 0.20
June 30, 2005	2,500,000	US$ 0.05
January 31, 2006	564,000	US$ 0.05
April 30, 2006	200,000	US$ 0.30
June 30, 2006	400,000	US$ 0.075

September 27, 2006	179,167	US$ 0.15
October 11, 2006	1,680,000	US$ 0.50
May 15, 2007	1,227,129	US$ 0.55
* US$ 0.05 up to and including February 7, 2005

Stock Options:  The following stock options were outstanding December 31, 2003.

Expiry Date	Numbers of Shares	Option Price
February 7, 2005	3,170,000	US$ 0.05
December 20, 2005	200,000	US$ 0.05
September 6, 2006	275,000	US$ 0.12
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30
October 17, 2008	850,000	US$ 0.20

Research Report:  The Research Works, Inc. ("RW") an equity research boutique founded in 1992, has issued a research report on Current Technology Corporation.  The report is available at RW's Web-publishing division:  http://www.stocksontheweb.com.  RW is a registered investment advisor that produces equity research reports.  On March 31, 2004 in consideration for RW's equity research services to be performed through March 30, 2005, the Corporation paid RW a fee of 350,000 restricted shares of its common stock.

Legal:  The continuance of the Corporation from incorporation under the British Columbia Company Act to the Canada Business Corporations Act was completed, effective May 13, 2004.

Date:   May 17, 2004

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance

1.2	By-Law No. 1

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (1)

2 (b).2	Security and Loan Agreement (2)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)
11.1	Code of Ethics
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Exhibit 12(a).1

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 30, 2004	/s/ Anne Kramer

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 30, 2004	/s/ Robert K. Kramer

Robert K. Kramer, Chief Financial Officer and Director

13(a).1

 Certifications pursurant to 18 USC Section 1350 as    adopted pursurant to Section 906 of the Sarbanes-     Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(2)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2002 and filed June 27, 2003.

(3)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 1999 and filed June 30, 2000.

Exhibit 13 (a).1

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

Dated: June 30, 2004

By

/s/ Anne Kramer

_________

Anne Kramer, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 13(a).1

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

Dated: June 30, 2004              By  /s/ Robert K. Kramer

Robert K. Kramer, Chief Financial Officer and Director