Form 20-F/A
period 2003-12-31
CURRENT TECHNOLOGY CORP
filed 2005-02-07
CIK 883907

February 1, 2005

Via Facsimile and Federal Express

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:

Current Technology Corporation

Form 20-F/A No.1 for year ended 12/31/03

SEC File No. 0-19846

Dear Mr. Migone:

Current Technology Corporation (the "Company") has transmitted Amendment No. 1 to its Form 20-F for fiscal year ended 12/31/03 for filing pursuant to the Securities Exchange Act of 1934.

Amendment No. 1 is filed in connection with and in response to your comment letter dated December 29, 2004.  The Company has provided additional information in response to the comment letter as set forth below.  The paragraph numbers set forth below correspond to the paragraph numbers of the comment letter applicable to the Form 20-F.

I have enclosed a marked copy of the document for your reference in locating the changes to the document.

General

1.

Comment 1:  Item 5 - Operating and Financial Review and Prospects - Page 19:

We note that your filing excludes disclosures regarding your critical accounting estimates.  Please revise your critical accounting estimates disclosure to address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past.  For example, you should give the reader an understanding of the uncertainties in your

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

revenue recognition process and how you ensure that those uncertainties are mitigated before recognizing any revenues.  Please refer to the guidance in Section V of FR-72 (Release No. 33-8350).

Response:  The Company has added additional disclosure of Critical Accounting Estimates.  See page 25 of Form 20-F/A No. 1.

2.

Comment 2:  Operating Results - Page 20

As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management.  Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight.  For example, you should clarify whether the changes to revenue were due to price or volume changes and quantify the change caused by each, if material.  Please revise future filings to include this information within the operating results of your filing.  See Item 5 of Form 20-F and FR-72 (Release No. 33-8350).

Response:  The Company has added additional disclosure regarding reasons underlying the effects of trends, events, demands commitments and uncertainties.  See pages 21 and 22 of Form 20-F/A No. 1.

3.

Comment 3:  Liquidity and Capital Resources - Page 20

Currently, your liquidity disclosures discuss your prior sources of cash and capital as well as a limited discussion of financing obtained during the 2004 fiscal year.  Due to the fact that there is substantial doubt about your ability to continue as a going concern, please revise and expand upon your liquidity disclosures to include the information required within Section IV of FR-72 (Release No. 33-8350).  Your disclosure should focus on addressing the following items:

  An evaluation of the amounts and certainty of cash flows;

  The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

  Discussion and analysis of know trends and uncertainties; and

  Discussion of prospective information regarding the companies' sources of and needs for capital, except where otherwise clear from the discussions.

As noted in the FR-72 (Release No. 33-8350), the discussion and analysis of this information should provide a clear picture of the company's ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

Response:  The Company has additional disclosure regarding liquidity.  See page 24 of Form 20-F/A No. 1.

4.

Comment 4:  Footnote 1 - Going Concern, Exhibit "D" - Page 2

We note that there is substantial doubt about your ability to continue as a going concern.  However, there is no disclosure in your footnote regarding (1) the possible effects of such conditions and events, (2) management's evaluation of the significance of those conditions and events and any mitigating factors, (3) possible discontinuance of operations (4) management's plans and (5) information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.  As such, please revise your filing to include the aforementioned disclosures.  For example, please expand disclosures to include your plan on attaining profitable operations and sufficient additional equity, as well as the possible effects of not fulfilling your plans.  For further guidance, refer to paragraph 10 of SAS 59.

Response:  The Company has revised Note 1 to the financial statements.

5.

Comment 5:  Footnote 2 - Accounting Policies Revenue Recognition, Exhibit "D" - Page 3

You state that you recognize revenue from the sale of devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.  Please clarify for us what you mean by "agreement to purchase has been concluded" and tell us whether or not revenue is recognized prior to delivery of the devices to customers.  In addition, we note from pages 16 and 17, that you repurchased devices, including idle units, from certain distributors.  Please tell us why you

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

agreed to repurchase these devices, how you accounted for the repurchases, and whether revenue was originally recognized on the sale of such units to the distributors.  In addition, please tell us whether the terms of the original sales, whether written or oral, allowed for the return of these products and, if so, why you believe they met the applicable revenue recognition criteria.

Response:  No changes have been made to the Form 20-F/A No. 1.  The company has established the following policies with respect to revenue recognition:

i)

Purchase/Sale negotiations conclude with an agreement to purchases secured by a deposit.  The deposit is recorded as a current liability - unearned revenue.

ii)

Goods are not shipped until:

a)

the balance of the purchase price has been received.; or

b)

lease or term financing has been secured which would result in immediate payment of the balance upon delivery; or

c)

the purchaser with exceptional credit and operating history, has agreed in writing to specific terms of payment.

iii)

Once one of the foregoing terms has been met, the goods are shipped.

iv)

Revenue is recorded only after shipment and passage of title.

Repurchased Devices

During the 2001-2003 period, we did not have sufficient orders in hand to justify a manufacturing run of new units.  However, we did have limited demand which was met by the sale of remanufactured units.  The repurchases were accounted for on a cost basis and all associated shipping and refurbishing cost were charged to the Manufacturing account on the

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

P&L.  The revenue was originally recognized on the sale of such units to distributors as they were paid in full at the time of purchase.  The repurchase (or buy back) was a completely separate transaction and was treated on a case by case basis.

At the time of the original purchase by distributors, there was no agreement, either written or oral, requiring us to repurchase units or allowing for their return to the company.  We repurchased devices/units when the distributors fell into economic hardship and wished to salvage some of their initial cost.  Such transactions benefited both the company and the distributor.

6.

Comment 6:  Footnote 4 - Patents, License and Rights, Exhibit "D" -

We note that you acquired the ETG technology in 1999 and are amortizing its cost over a period of ten years.  The unamortized balance of this asset is material to your balance sheet.  In light of your history of operating and cash flow losses and your expectation of future losses, please tell us what consideration you gave at December 31, 2003, to an impairment of this intangible asset under paragraph 7 of SFAS 144.  Please be detailed in your response.  We may have further substantive comment upon receipt of your response.

Response:  No changes have been made to the Form 20-F/A No. 1.  The original acquisition of rights was for C$200,000 in July 1999, amortized over a 10 year period.  In December 2003, it had a book value of C$110,000.  We had revenue of C$234,862 for the year ended December 31, 2003, and revenue had increased by a factor of approximately 4 since 2001 and a factor of 2 since 2002.  During 2004 distribution agreements were reached covering the following new locations:  Hong Kong, Singapore and Malaysia.  In 2002 a possible new application for the technology was reported in Psycho-Oncology, a peer reviewed medical journal - "Pulsed Electrostatic Fields (ETG) To Reduce Hair Loss In Women Undergoing Chemotherapy For Breast Carcinoma:   A Pilot Study.  Therefore, it is reasonable to conclude that the amount on the books is appropriate.

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

Comments 7 & 8:  Footnote 17 - Differences between Canadian and United States Generally Accepted Accounting Principles, Exhibit "D" - Page 10

7.

With regard to the convertible promissory note originally issued in September 2000, we note that if converted, the holder will receive both common stock and warrants to acquire common stock.  Please provide us with your analysis and computations of the amount of the beneficial conversion option, if any, upon issuance of the promissory note pursuant to Issue 15 of EITF 00-27.

Response:  No changes have been made to the Form 20-F/A No. 1.  On September 11, 2000 the company issued to Mr. Keith Denner a convertible promissory note (the "Note").  Advances to date were $60,000 (all funds USD).  And the lender retained the right to advance an additional $340,000.  The Note matures on August 31, 2005.  For each $0.05 of debt, the lender would receive one common share and one common share purchase warrant exercisable at $0.05 until March 31, 2006.  During September, 2000 the company's shares traded at a low of $0.04 (the price on September 11, 2000) and closed the month at $0.05.

A total of $167,500 was advanced under the Note in 2000.

On January 19, 2001 the Note was amended, with interest at 10% per annum to be calculated on amounts advanced in excess of $125,000. Conversion terms were unchanged.  During January 2001, the company's shares traded at a low of $0.05 and closed the month at $0.06.

During 2001, the Note was increased by $111,800 with the same conversion terms.

$167,500 convertible at $0.05 would result in the issuance of 3,350,000 common shares.

$111,800 convertible at $0.05 would result in the issuance of 2,236,000 common shares.

At date of issuance, fair value of 3,350,000 common shares was $134,000.

At date of issuance, fair value of 2,236,000 common shares was $89,440.

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

Using the Black-Scholes Option Pricing Model with a volatility of 14%, a risk free interest rate of 2.75% and assuming no dividends would be paid, the warrants were valued at $13,375 and $9,168.

For U.S. GAAP purposes, the conversion option and the share purchase warrants for the Note issued during 2000 was $147,735 and $98,608 for advances during 2001.  At the date of issuance of the promissory note, the conversion option was non-beneficial to the recipient of the promissory note.  Therefore, FASB EITF No. 98-5 as modified FASB EITF No. 00-27 did not apply, and the promissory notes were accounted for in accordance with APB Opinion No 14, and there was no discount attributable to the conversion option credited to Additional Paid in Capital.

8.

With regard to your promissory note due January 2, 2005, we note that on December 31, 2003, you agreed to extend the exercise period of certain warrants held by the lender by one additional year.  Please explain to us how you accounted for this modification of warrant terms for purposes of U.S. GAAP reporting.

Response:  No changes have been made to the Form 20-F/A No. 1.

On December 31, 2003, the company negotiated with the holder of a promissory note to extend the due date from January 2, 2004 to January 2, 2005.  In consideration, the holder will receive interest at 10% per annum.  Additionally, the expiration dates of certain warrants were extended from: December 31, 2003 to January 3, 2005; February 7, 2004 to February 7, 2005; and February 7, 2005 to February 7, 2006.

The warrants were originally components of a private placement of units (one share and one share purchase warrant).  At the date of issuance, the private placements were valued at the consideration received.  Additionally, the exercise price of the warrants exceeded the market price of the company's shares at the date of issue.

There is a direct link between extending the due date of the promissory note and extending the expiration date of the warrants.  Consequently, the modification of the terms of the warrants should be evaluated as a modification of stock based compensation paid to a non-employee in accordance with the CICA Handbook sections 3860 and 3870.  The accounting treatment under Canadian GAAP is consistent with U.S. GAAP as described by FAS 123.

Mr. Juan Migone

Division of Corporation Finance

Securities and Exchange Commission

February 1, 2005

Extending expiration date of the warrants as consideration for extending the due date of the promissory note results in a financing charge equal to the incremental fair value of the warrants as evaluated immediately before and after the modification of the terms of the warrants.  The fair values were determined using the Black Scholes Option Pricing model with the following assumptions:  Stock price at December 31, 2003 was $0.28, volatility was 14%, the risk free interest rate was 2.75% and the company does not pay a dividend.

Immediately prior to the extension, the warrants had an estimated fair value of $US 746,000.  After the extension, the warrants had an estimated fair value of $US 769,000.  Given the uncertainty associated with long-lived derivative value calculations, the $US 23,000 incremental value was not considered to be material in accounting for the modification of the warrant terms.

We hope we have adequately addressed your comments.  Please contact me if you need more information.

Sincerely,

Theresa M. Mehringer

TMM/ks

Enclosure

cc:

Robert Kramer, Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A No. 1

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

Loss from continuing operations per common share for the years ended December 31, 2001 - 2003 and the periods ended March 31, 2003 and 2004 are identical under both Canadian and US GAAP.  For the years December 31, 1999 - 2000, loss from continuing operations per common share under US GAAP is greater than loss from continuing operations per common share under Canadian GAAP because under US SFAS No. 128, escrow shares are deducted from the weighted average number of shares outstanding.

Shareholder's deficiency under US GAAP is greater as at December 31, 2003 and 2002 primarily for two reasons.  First, due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  Second, due to the greater net loss described in the following paragraph.

Net loss for the years ended December 31, 2001 and 2000 under US GAAP is greater than net loss under Canadian GAAP because under US Financial Accounting Standards Board Interpretation No.44 ("FIN #44") increases in the trading price of the Company's common stock over the exercise price of the related share purchase options, which are designated as variable stock options under FIN#44 are recorded as employee compensation expense and decreases as recoveries.  In addition, options held by non-employees which are repriced are treated as an issue of new options and are valued using the Black-Scholes option pricing model resulting in additional non-employee consulting expense.

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

Risk Factors

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report.  The Company's securities are speculative and investment in the Company involves a high degree of risk.  Prospective investors should consider the following:

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

3.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Company's business plan.

4.

The Company's success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect our trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Company's patents. The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S.Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many device patents.

In an effort to protect its unpatented proprietary technology, processes and know-how, the Company's employees and consultants are required to execute confidentiality agreements. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and the Company may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict, or be subject to, the rights of third parties with whom employees or consultants have previous employment or consulting relationships. Also, others may independently develop substantial proprietary information and techniques or otherwise gain access to the Company's trade secrets. The Company intends to market its products in many different countries. In some of those, patents may not be held nor applied for. Different countries have different patent rules and the Company may sell in countries that do not honor patents and in which the risk of product copying would be greater.

5.

The Company's business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of medical and/or cosmetic products.  While the Company will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure.  Product liability insurance is generally expensive to the extent it is available at all.  The Company has not yet obtained product liability coverage.  There can be no assurance that it will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims.  A successful product liability claim brought against the Company may exceed any insurance coverage secured by the Company, and could have a material adverse effect on the Company's results or ability to continue marketing its products.

6.

The Company is dependent on the management of certain key personnel.  At this time, no key man insurance has been obtained.

7.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Company has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Company's technology can be achieved.

8.

Many of the countries in which the Company's products are available face adverse economic conditions which make business development more difficult.

9.

Due to the relatively low price of the Company's shares, financings have caused and may continue to cause dilution.

10.

The Company's common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company's common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.  In addition, trading in the Company's common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock". Penny stocks are generally non-Nasdaq equity securities with a market price less than $5.00 per share.  The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions.  The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company's common stock, which could limit the liquidity of the common stock and the ability of the Company's stockholders to sell their stock in the secondary market.

11.

Although the Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States the Company requires Food and Drug Administration approval to market its medical product ElectroTrichoGenesis there.  There can be no guarantee as to either if or when such approval may be obtained.

12.

The life cycle of the products that the Company plans to develop is difficult to predict.  Failure to gain timely market acceptance of its products would have a material adverse effect on the Company's ability to generate revenue, and would have a material adverse effect on the Company's business, financial condition and results of operations.  To successfully gain market acceptance, the Company must develop the ability to manufacture its products in sufficient quantities in compliance with regulatory requirements and at an acceptable cost.  The Company has no long-term experience in manufacturing its products, and could experience difficulties in development or manufacturing that may have a material adverse effect on the Company's ability to market its product.  Moreover, there can be no assurance that the Company will be successful in scaling up manufacturing operations sufficient to produce its products in sufficient volume to generate market acceptance.

Item 4.

Information on the Company

History and Development of the Company

Current Technology Corporation (the "Registrant" or the "Company") was incorporated as 310086 B.C. Ltd. under the Company Act of British Columbia on June 3, 1986, by registration of its Memorandum and Articles with the Registrar of Companies for British Columbia. The Registrant changed its name to Current Technology Clinics Inc. April 16, 1987, to Current Technology Corporation June 8, 1987, and then to Current Technology Corporation/La Technologue Au Courant Inc. September 1, 1987.  At the June 27, 2003 Annual General Meeting, shareholders approved a special resolution to transfer the Company's jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act ("CBCA").  The continuance of the Company to the CBCA was completed May 13, 2004.  The Company commenced operations on April 21, 1987.  The Company is located at 530 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. The Company's telephone number is 604-684-2727; its fax number is 604-684-0526.  The Company has two active websites:  www.etgtreatment.com and ctgtechniques.com

     The Company is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG or ETG Treatment) and CosmeticTrichoGenesis (CTG Techniques)and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

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

On October 22, 2002, the Company's Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest were payable on January 2, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company's assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company's assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $375,374.

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

On December 27, 2001, the Company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp. and C.T.G.P. Corp., to a director at fair market value of CDN$100.  During the four months ended December 31, 1993 and the year ended August 31, 1993, the Company's subsidiary, CTC Ventures Corporation, received $190,500 in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the Company sold its investment in CTC Ventures Corporation for a nominal sum to a Company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

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

The Canadian Standards Association (CSA) has issued two international Certificates of Compliance for Current Technology's proprietary ETG devices; one for North America and the other for Europe.

Under the first Certificate of Compliance, the Company's ETG devices have been certified as meeting the required medical electrical equipment safety standards set forth by the Canadian Standards Association, Underwriters Laboratories (UL) in North America and other jurisdictions accepting these standards.

The second Certificate of Compliance relates to the standards set by the International Electrotechnical Commission's CB Scheme for safety of electrical equipment Ref. 601-1.  This approval is recognized and accepted throughout the EEC and EFTA countries as well as a number of other jurisdictions.

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

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customer's of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  The Registrant has ordered 30 TrichoGenesis units for delivery during the third quarter of 2004.  If the primary contractor is unable to meet the Company's manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

Intellectual Property:   The Registrant's intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 6 issued and 10 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan.  Design patents and/or industrial design registrations have been granted in 22 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 34 countries.  Trademark and servicemark applications are underway in the United States to protect the stylized CTG.  The Company expects to file these applications in the third quarter of 2004.

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

The Company's CTG Techniques represents a revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  CTGs are presently operating in Washington, Iowa, Florida and North Carolina.

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

ETG Marketing Program:

Europe

In early 2002, ETG was launched in Greece.  A total of nine ETGs have been delivered to Athens, Thessaloniki and several other locations.  The Company's exclusive distributor continues to seek other opportunities, although the aesthetics market has been less than buoyant.

The first Cyprus location opened in Nicosia during September 1998 and a second ETG was shipped in May 2000.

Effective the first week of April 2003, Universal Hair Clinic of Dublin (Universal), Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established such clinic in Ireland.  Negotiations are underway which may result in an expansion of Universal's role in both the Republic of Ireland and Northern Ireland.

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

Market Testing:  In June 2002, a multi-national device company ordered ETG devices with the intention of using them for market testing and evaluation.  As previously announced, the testing and evaluation process was substantially delayed due to the multi-national's corporate restructuring.  The restructuring has involved significant staff reductions, office and plant closures and lender-imposed spending limits. Many existing initiatives are up for review and new ones cancelled.  Indeed the facility in California which has been the focal point for Current Technology is being closed permanently and the executive in charge of the evaluation has resigned.  Under the circumstances, the Company must assume no further business will be forthcoming.

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

The marketing programs for both ETG and CTG typically provide for two revenue streams:  equipment sales and ongoing revenues from Technology Use Fees (royalties).  Although the Registrant's efforts have been hampered by a lack of financial resources, the Registrant believes its TrichoGenesis technology has a place in most industrialized countries in the world.

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

 The formal agreements entered into by the Registrant with respect to the sale of equipment may bind the distributors to purchase the number of units provided for in the agreements, however, the realistic remedy for a distributor's failure to perform would probably be cancellation of the agreement and thus there are no assurances that the minimum number of units will be purchased under any agreement.  The markets for sale and/or distribution of equipment may be sensitive to a general downturn in the overall economy of the countries in which marketing is to take place.  Adverse economic conditions in these countries may have an impact on the Registrant's profitability.  New or existing competition may have a negative impact on performance in a given country or countries.  The non-exclusive US distribution agreement entered into by the Company does not have minimum purchase requirements. Further, to the extent that the Registrant has executed letters of intent with certain other parties, there are no assurances that these letters of intent will result in formal agreements. As revenues from TUFs are a function of the number of CTGs and / or ETGs sold by the Registrant, the inability to sell this equipment will also have a negative impact on the revenues from TUFs.

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

On December 27, 2001, the Company disposed of two 100% owned inactive subsidiaries, CTC Nevada Corp. and C.T.G.P. Corp., to a director at fair market value of CDN$100.  During the four months ended December 31, 1993 and the year ended August 31, 1993, the Company's subsidiary, CTC Ventures Corporation, received $190,500 in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the Company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

Property, Plants and Equipment

The Company leases 1,988 square feet of space for its headquarters facilities located at 800 West Pender Street,  Vancouver, British Columbia, Canada at a monthly cost of approximately CDN$3,800.00. The lease expires April 30, 2005.  The Company owns no material tangible fixed assets.

Item 5.

Operating and Financial Review and Prospects

Operating Results

Revenue increased 120% from CDN$106,788 in 2002 to CDN$234,862 in 2003. The increase in revenue was a result of an increase in the number of units sold (CDN$164,639 in 2003 as compared to CDN$43,746 in 2002), not an increase in prices.  Royalties increased modestly from CDN$63,042 in 2002 to CDN$70,223 in 2003. Management believes the increase in number of units sold  and downstream royalties will increase modestly as market acceptance in the United States and Asia grows. Expenses decreased from

 CDN$1,343,134 to CDN$1,079,811. The net loss decreased 32% from CDN$1,236,346 to CDN$846,567.  During the most recent quarter, the period ended March 31, 2004, revenue increased slightly from CDN$91,894 in 2003 to CDN$94,933 in 2004.  During the same period the net loss increased from CDN$124,428 in 2003 to CDN$249,718 in 2004.  Results for 2002 over 2001 show an increase in net loss from CDN$911,138 in 2001 to CDN$1,236,346 in 2002.  Revenue increased approximately 33% CDN$335,628 in 1999 to CDN$446,416 in 2000. Expenses decreased slightly from CDN$1,071,666 in 1999 to CDN$1,046,605 in 2000. The net loss was CDN$736,038 in 1999 and CDN$600,189 in 2000. The chronic cash shortage necessitated further debt and equity financings. Future financings will be required if this situation remains unchanged.

The development and introduction of CTG Techniques, a breakthrough method for improving the appearance of thinning hair, resulted in the commencement of commercial activity in the US marketplace in 2003.  The Registrant believes CTG could represent a significant portion of revenues in the future, as the market for cosmetic products and services in the United States is one of the largest in the world. Market acceptance of CTG over the next year or two will dictate the product's contribution to future revenues.

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

Although the Company has no material commitments for capital expenditures, its likely working capital requirements will relate to inventory build-up. On June 21, 2004 the Registrant announced recommencement of manufacturing by ordering the production of 30 units.  Although it is difficult to forecast exact timing of delivery during an initial production run it is anticipated at least some of the units should be available for delivery by the end of the third quarter of 2004.  The Registrant estimates the cost per unit will be approximately $11,000, for a total commitment of $330,000 to be paid over the period of production. The Registrant has some cash flow from operations but still relies on third party financing for inventory build up.  As sales increase we will require further build up of inventory  which may restrict the number of new orders we can accept unless we are able to continue to obtain third party financing.

The Registrant does not believe it is possible to predict a sales cycle as product introduction has just begun in the United States and most of Asia.  These markets are believed to hold promise, but market acceptance can not be assumed at this early stage.  Therefore, the Registrant is still dependant upon outside sources of financing, the timing and amounts of which cannot be accurately predicted. Acceptance of CTG in the United States as a cosmetic solution for thinning hair and ETG in Asia and other parts of the world as a medical solution for hair loss, could reduce or possibly eliminate the need for the Company to seek further debt or equity financing.

Critical Accounting Estimates

The following comments relate to December 31, 2003 balance sheet items:

Cash

-

No estimate is required, recorded at actual.

Accounts receivable-

All accounts comprised of amounts due from customers were collected in full during fiscal 2004.

Prepaid expenses

-

Prepaid expenses are comprised of deposits on future goods or services not yet received (CDN$20,999) and security deposits(CDN$8,448).

Inventory

-

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.  As at this writing, all items in December 31, 2003 inventory have either been sold or were in use as demonstration equipment.

Equipment & Website

     Development

-

The following assets are recorded at cost. Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software 3 years straight line

Furniture and fixtures

20%

declining balance

Office equipment

20%

declining balance

Website development

2 years

straight line

Patents, licence & rights-Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis("ETG") and are amortized over 10 years.

Accounts payable

-

Accounts payable include amounts for unpaid goods and services delivered up to and including the year end and accrued liabilities for estimated unbilled professional fees.

Convertible promissory

               note

-Convertible promissory note is comprised of advances of principal and accrued interest.  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

Equity component of

  promissory notes

-

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.

Share capital

-

Share capital is calculated as the number of shares issued multiplied by the issue price per share.

Contributed surplus-

Contributed surplus is comprised of CDS$309,420 relating to the sale of a subsidiary; CDN $16,014 forgiveness of a promissory note; and CDN $99,378 for stock based compensation.

Deficit

-

Deficit is comprised of accumulated losses since inception.

Revenue recognition -The company recognizes revenue on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Research and Development

During the last three fiscal years, tests and studies were CDN$108,650 (2003), CDN$114,151 (2002) and CDN$84,602 (2001).  During the first three months of 2004 test and studies were CDN$28,610.

During 2002 and early 2003 the Company developed CTG Techniques, a product for the US market.

The Company is attempting to expand the indications for the TrichoGenesis technology platform.  To that end, Dr. Tim Meakin has presented preliminary results in Auckland, New Zealand, from a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Dr. Meakin's findings are discussed above (see Clinical Development).

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

Board Practices

All Directors serve one year terms and are elected by the Company's shareholders at the annual general meeting of shareholders.  This year's Annual and Special Meeting was held on June 30, 2004.

There are no Directors' service contracts.

The Audit Committee operates under a Charter adopted on June 27, 2002.  Its primary function is to assist the board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the systems of internal controls that management and the board of directors have established, and the company's audit process.

The Audit Committee is comprised of Robert Kramer, Eldon Heppner (chairman) and Peter Bell; it approves the annual audited financial statements and reports to the other Directors.

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors at December 31, 2003.

Share Ownership

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (As at May 18, 2004)	Date on which the Nominee became a Director of the Company
ANNE KRAMER(2) Canada CHAIRMAN, PRESIDENT and DIRECTOR	Founding Director, Chairman and President of the Company	87,152 direct 2,472,369 indirect(3)	April 16, 1987

ROBERT KRAMER(1)(2) Canada SECRETARY/TREASURER, VICE-PRESIDENT FINANCE and DIRECTOR	Founding Director, Chief Financial Officer and Vice-President of the Company	17,185 direct 2,472,369 indirect(3)	April 16, 1987
PETER W. BELL(1) Canada DIRECTOR	Vice-President of Medical Affairs (retired June 30, 1992) and Director of the Company	47,952 direct	November 8, 1988
ANTHONY J. HARRISON(2) Canada CHIEF OPERATING OFFICER and DIRECTOR	Chief Operating Officer and Director of the Company	Nil	June 30, 1994
ELDON K. HEPPNER(1) Canada DIRECTOR

Chartered Accountant from 1974 to present;  Partner, Meyers Norris Penny Chartered Accountants (SK), 1994 to 1998; President of IVS Intelligent Vehicle Systems Inc., from July 2000 to February 2003;  Independent Management consultant October 1997 to present.

		149,250 direct 169,300 indirect(4)	April 5, 2002
GEORGE A. CHEN Canada DIRECTOR	Chartered Accountant from 1962 to present	Nil	May 17, 2004

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

The Company's common stock trades on the National Association of Securities Dealers, Over The Counter, Bulletin Board ("NASD, OTC, BB") under the symbol "CRTCF".  Trading on NASD OTC BB commenced March 2, 1995.  On January 29, 1999 the Company voluntarily delisted its common shares from the Vancouver Stock Exchange where they had traded under the symbol "ONE".

During the last five years the annual high and low market price for the Company's Common Stock on the NASD OTC BB was as follows:

	High	Low
Year ended December 31, 2003	$0.47	$0.19
Year ended December 31, 2002	$0.41	$0.125
Year ended December 31, 2001	$0.49	$0.05
Year ended December 31, 2000	$0.17	$0.015
Year ended December 31, 1999	$0.16	$0.01

During the last five years the annual high and low market price for the Company's Common Stock on the Vancouver Stock Exchange was as follows:

	High	Low
Year ended December 31, 1999*	CDN$0.15	CDN$0.03

* On January 29, 1999 the Company voluntarily delisted its Common Stock from the Vancouver Stock Exchange.

During the last two years the quarterly high and low sales price for the Company's Common Stock on the NASD OTC BB was as follows:

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

$0.14

Quarter ended December 31, 2002

$0.36

$0.125

During the most recent six months the high and low sales price for the Company's Common Stock on the NASD OTC BB was as follows:

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

Item 10. Additional Information

Memorandum and Articles of Association

Incorporated by reference to the Company's Form 20-F dated August 31, 1991 effective April 1992 (File No.000-19846).

At the June 27, 2003 Annual General Meeting, shareholders approved a special resolution to transfer the Company's jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act (CBCA).  The continuance of the Registrant to the CBCA was completed May 13, 2004.

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

On October 22, 2002, the Company's Board of Directors approved a Security and Loan Agreement in favor of Keith Denner to support additional advances by way of promissory notes.  The first note bears interest at 10% per annum.  Principal and interest were payable on January 2, 2004.  This note is secured by a general security agreement under which the Company has granted a security interest over all the Company's assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2002, total principal amount due under this note was $221,000.  The second note is a demand note which is also secured by a general security agreement under which the Company has granted a security interest over all the Company's assets, including all intellectual property but subordinate to the convertible promissory note issued September 11, 2000.  As at December 31, 2003, total principal amount due under this note was $375,374.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the ‘New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005. The New Debt is comprised of $596,374 of principal(221,000 term loan previously due on January 2, 2004 and $375,374 demand loan) and accrued interest.  In connection with the restructuring of the debt, the Company has agreed to give Mr. Denner the right to participate on the same terms in any private placements the Company may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

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

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the convertible promissory note, the promissory note and the lease agreement for the Company's office space, which is described above.

Exchange Controls

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held.  There are also no such limitations imposed by the Company's articles and bylaws with respect to the common shares of the Company.

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

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars.  Based on the Company's overall exchange rate risk as at December 31, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or cash flows.  The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure.  The Company does not intend to purchase and/or sell derivative financial instruments for speculative purposes.

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

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$16,100 for the year ended December 31, 2003 and Cdn$16,000 for the year ended December 31, 2002 for the audit of the Registrant's annual financial statements.

Tax Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$850 for the year ended December 31, 2003 and Cdn$800 for the year ended December 31, 2002 for tax compliance.

Financial Information Systems Design and Implemention Fees

We do not have a local area network.  We did not engage our principal accountant to design, develop or implement  any such system.

The audit committee has considered the information described in "Financial Information Systems Design and Implemention Fees" above and believes that it is compatible with maintaining the principal accountant's independence.

Our principal accountant (through its full time employees) performed all work regarding the audit of our financial statements for the most recent fiscal year.

Item 16D.

Exemption from the Listing Standards of Audit Committees

Not applicable

Item 16E.

Purchases of Equity Securities by the Issuer and

Affiliated Purchasers.

Not applicable

PART III

Item 17.

Financial Statements

March 31, 2004 Interim Financial Statement incorporated by reference to the Company's Form 20-F, dated December 31, 2003 and filed July 8, 2004.

Balance Sheets as of December 31, 2003 and 2002, and Consolidated Statements Of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001.

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

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

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **Current Technology Corporation:**

We have audited the balance sheets of Current Technology Corporation as at December 31, 2003 and 2002 and the statements of loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding year.

The financial statements and auditors' report dated February 20, 2004 have been withdrawn and reissued with expanded disclosure to Note 1, as at January 28, 2005.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004, except for Note 1, which is at January 28, 2005.

Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated January 28, 2005 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes. The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 20, 2004, except for Note 1, which is at January 28, 2005.

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
Balance Sheet
December 31, 2003
(Canadian Dollars)

Assets	**2003**	2002
Current:		
Cash	$ 27,288	$ 62,011
Accounts receivable	35,124	28,031
Prepaid expenses	29,447	13,363
Inventory	29,016	30,836
	120,875	134,241
Equipment and website development (Note 3)	29,087	35,197
Patents, license and rights (Note 4)	110,000	130,000
	$ 259,962	$ 299,438
Liabilities		
Current:		
Accounts payable	$ 413,466	$ 394,835
Convertible promissory note (Note 5)	353,728	394,303
Promissory note (Note 6)	834,946	360,502
	1,602,140	1,149,640
Shareholders' Deficiency		
Equity component of convertible promissory notes (Note 5)	135,445	142,148
Share capital (Note 7)	30,635,410	30,255,761
Subscription liability	-	72,569
Contributed surplus (Note 8)	424,812	370,598
Deficit, per Exhibit "B"	32,537,845	31,691,278
	(1,342,178)	(850,202)
Going concern (Note 1)		
Commitments (Note 15)		
	$ 259,962	$ 299,438

Approved by the Directors:

"Anne Kramer"

"Robert Kramer"

- See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION
Statement of Loss and Deficit
For the Year Ended December 31, 2003
(Canadian Dollars)

	2003	2002	2001
Revenue	**$ 234,862**	$ 106,788	$ 59,699
Expenses:			
Amortization	**42,391**	36,636	23,643
Bad debts	**-**	-	2,979
Bank charges and interest	**4,562**	29,412	3,997
Consulting	**11,085**	32,169	81,249
Foreign exchange (recovery)	**(217,023)**	2,167	35,353
Interest on convertible promissory note	**32,181**	48,890	35,682
Interest on long-term debt	**52,317**	11,852	-
Investor relations	**42,566**	16,559	11,248
Legal, accounting and filing fees	**132,807**	108,465	66,311
Manufacturing	**91,141**	33,396	23,246
Marketing	**79,745**	-	-
Office and supplies	**43,978**	55,059	42,120
Public relations	**86,290**	90,650	117,065
Regulatory-health	**20,227**	225,458	-
Rent	**49,267**	44,081	43,609
Salaries and benefits	**360,890**	364,982	355,758
Stock based compensation	**38,200**	61,178	-
Telephone	**26,146**	26,670	15,193
Tests and studies	**108,650**	114,151	84,602
Travel	**74,391**	41,359	28,782
	1,079,811	1,343,134	970,837
Loss before other item	**844,949**	1,236,346	911,138
Other Item:			
Loss on disposal of equipment	**1,618**	-	-
Net Loss	**846,567**	1,236,346	911,138
Deficit, beginning	**31,691,278**	30,454,932	29,543,794
Deficit, ending, to Exhibit "A"	**$32,537,845**	$31,691,278	$30,454,932
Basic and fully diluted net loss per share	**(0.02)**	(0.03)	(0.02)

- See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2003
(Canadian Dollars)

	2003	2002	2001
Operating Activities:			
Net Loss, per Exhibit "B"	**$(846,567)**	$(1,236,346)	$ (911,138)
Adjustments for -			
Amortization	**42,391**	36,636	23,643
Loss on disposal of equipment	**1,618**	-	-
Promissory note exchanged for warrants issued	**16,014**	-	-
Stock based compensation	**38,200**	61,178	-
	(748,344)	(1,138,532)	(887,495)
Changes in non-cash working capital -			
(Increase) Decrease in accounts receivable	**(7,093)**	(16,147)	21,095
(Increase) Decrease in subscription receivable	**-**	435,631	(435,631)
(Increase) Decrease in prepaid expenses	**(16,084)**	8,390	114,099
(Increase) Decrease in inventory	**1,820**	(24,524)	6,311
Increase (Decrease) in accounts payable	**18,631**	(124,130)	(112,193)
Increase (Decrease) in deposit on licence agreement	**-**	-	(337,388)
Cash flows (used in) operating activities	**(751,070)**	(859,312)	(1,631,202)
Investing Activities:			
Sale of interest in a subsidiaries	**-**	-	100
Purchase of equipment and website development	**(17,899)**	(35,836)	-
Cash flows from (used in) investing activities	**(17,899)**	(35,836)	100
Financing Activities:			
Convertible promissory note	**(47,278)**	45,091	234,220
Promissory note	**474,444**	360,502	-
Issuance of new shares	**379,649**	1,148,269	712,634
Subscription liabilities	**(72,569)**	(644,191)	716,760
Cash flows from financing activities	**734,246**	909,671	1,663,614
Net Increase (Decrease) in Cash	**(34,723)**	14,523	32,512
Cash, beginning	**62,011**	47,488	14,976
Cash, ending	**$ 27,288**	$ 62,011	$ 47,488
Supplemental Disclosure of Cash Flow Information:			
Additional Information -			
Interest	**$ -**	$ 23,736	$ -
Non-cash Transactions -			
Shares issued in lieu of prepaid consulting services	**23,626**	-	-
Shares issued in settlement of debt	**88,137**	-	33,000

- See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

1. Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $844,949 during the year ended December 31, 2003 (2002 - $1,236,346; 2001 - $911,138). The company has reported recurring losses since inception which have resulted in an accumulated deficit of $32,537,845 (2002 - $31,691,278). The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash. The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia. There is no certainty that these discussions will be concluded successfully.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

2. Accounting Policies:

a) Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States. These differences are described in Note 17.

b) Inventory -

c) Equipment and Website Development -

. . . 2

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

2. Accounting Policies: (Continued)

d) Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

e) Patents, License and Rights -

f) Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

g) Revenue Recognition -

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

. . . 3

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

2. **Accounting Policies: (Continued)**

i) Stock Based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The company has adopted the fair value based method for all employees and non-employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.

j) Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates. Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date. Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

3. **Equipment and Website Development:**

	Cost	Accumulated Amortization	**2003 Net**	2002 Net
Computer equipment and software	$171,468	$167,955	**$ 3,513**	$ 8,261
Furniture and fixtures	108,029	89,483	**18,546**	16,293
Office equipment	42,883	40,486	**2,397**	2,943
Website development	24,650	20,019	**4,631**	7,700
	$347,030	$317,943	**$29,087**	$35,197

4. **Patents, License and Rights:**

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999. The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

5. **Convertible Promissory Note:**

As at December 31, 2003, the company had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the company. The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum. The note will mature on August 31, 2005. The liability portion of this note is $353,728 which includes $127,060 of accrued interest. The equity component is $135,445.

. . . 4

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

5. Convertible Promissory Note: (Continued)

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of capital in the company. Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant. Each warrant will entitle the lender to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006. The company is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the company's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

6. Promissory Note:

7. Share Capital:

Authorized -
100,000,000 Common shares without par value
10,000,000 Class "A" Preference shares without par value

Issued and Fully Paid -

	2003		2002	
	Number Shares of	**Amount**	Number Shares of	Amount
Balance, beginning	**48,333,015**	**$30,255,761**	44,003,015	$29,107,492
Common Shares Issued -				
- For cash	**397,778**	**158,915**	2,480,000	995,888
- For settlement of debt	**222,684**	**88,137**	-	-
- Exercise of option	**150,000**	**10,727**	-	-
- Exercise of warrants	**2,033,334**	**121,870**	1,850,000	152,381
Balance, ending	**51,136,811**	**$30,635,410**	48,333,015	$30,255,761

. . . 5

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

7. Share Capital: (Continued)

On January 31, 2002, 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices ranging from US$0.04 to US$0.15 per share.

On December 17, 2003, 2,033,334 warrants were exercised allowing the holders of the warrants to purchase 2,033,334 shares at prices ranging from US$0.03 to US $0.15 per share.

8. Contributed Surplus:

During the year, a creditor forgave the balance of a promissory note valued at $16,014 in exchange for 450,000 warrants exercisable at US$0.20 each until June 28, 2005. This was credited to contributed surplus.

The company accounts for its stock based compensation under the fair value based method using the Black-Scholes Option Pricing Model. During the year, $38,200 (2002 -$61,178) of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account. Options granted during the year were valued using the following assumptions:

Volatility factor of the market	14%
Price of the company shares	$0.23
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	2.75%

9. Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding under this plan are as follows:

Expiry Date	Number of Shares	Option Price
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.12
October 10, 2006	200,000	US $0.20
December 19, 2006	225,000	US $0.26
April 8, 2007	250,000	US $0.26
July 25, 2007	100,000	US $0.30
October 17, 2008	850,000	US $0.20

. . . 6

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

9. Stock Options: (Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at December 31:

	2003		2002	
	Common Shares	**Weighted Average Exercise Price $**	Common Shares	Weighted Average Exercise Price $
Outstanding, beginning	**4,570,000**	**0.08**	4,620,000	0.08
- Granted	**850,000**	**0.25**	350,000	0.27
- Exercised	**(150,000)**	**0.05**	-	-
- Cancelled	**-**	**-**	(375,000)	0.14
- Expired	**-**	**-**	(25,000)	0.32
Outstanding, ending	**5,270,000**	**0.12**	4,570,000	0.10
Exercisable, ending	**5,270,000**	**0.12**	4,570,000	0.10

The following table summarizes information about stock options outstanding and exercisable at December 31:

Exercise Price	**Number Outstanding at 2003**	Weighted Average Remaining Contractual Life	Number Outstanding at 2002
US $0.05	**3,370,000**	1.1 years	3,520,000
US $0.12	**275,000**	2.8 years	275,000
US $0.20	**200,000**	2.8 years	200,000
US $0.26	**475,000**	3.2 years	475,000
US $0.30	**100,000**	3.7 years	100,000
US $0.25	**850,000**	4.8 years	-
	5,270,000		4,570,000

. . . 7

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

10. Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2004	633,333	US $ 0.25
January 3, 2005	2,000,000	US $ 0.25
February 7, 2006	2,980,000	US $ 0.10*
June 28, 2005	450,000	US $ 0.20
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	564,600	US $ 0.05
April 30, 2006	200,000	US $ 0.30
June 30, 2006	400,000	US $ 0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 15, 2007	1,227,129	US $ 0.55

* US$0.05 up to and including February 7, 2005.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

	2003		2002	
	Common Shares	**Weighted Average Exercise Price $**	Common Shares	Weighted Average Exercise Price $
Outstanding, beginning	**14,637,101**	**0.19**	14,140,434	0.11
- Issued	**1,210,462**	**0.36**	2,346,667	0.51
- Exercised	**(2,033,334)**	**0.06**	(1,850,000)	0.07
- Expired	**(1,000,000)**	**0.25**	-	-
Outstanding, ending	**12,814,229**	**0.21**	14,637,101	0.19

11. Related Party Transactions:

	2003	2002
Transactions During the Year -		
Salaries and consulting fees accrued or paid	**$293,845**	$477,594
Interest paid to director for overdue salary payable	**-**	23,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

	2003	2002
Balance at Year End -		
Salaries, consulting fees payable to directors and companies controlled by directors of the company	**39,682**	47,282

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

12. Financial Instrument:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note and promissory note are stated at amounts that approximate book value.

13. Segmented Information:

The company's major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged for their use.

The breakdown of revenue by region is as follows:

	2003	2002
Australia	**$ 7,337**	$ 21,875
Europe	**37,381**	26,473
The Americas	**190,144**	58,440
	$234,862	$106,788

14. Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2003	2002	2001
Eligible capital expenditures	**$ 58,257**	$ 58,257	$ 63,727
Equipment and website development	**368,744**	346,888	416,742
Operating loss carryforward	**2,981,545**	3,292,914	3,954,095
Capital loss carryforward	**1,260,142**	1,260,142	1,376,706
	4,668,688	4,958,201	5,811,270
Valuation loss provision	**(4,668,688)**	(4,958,201)	(5,811,270)
	$ -	$ -	$ -

. . . 9

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

14. Income Taxes: (Continued)

The company has non-capital losses for income tax purpose of approximately $5,354,058 which may be available to reduce future years' taxable income. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized. The losses will expire as follows:

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

15. Commitments:

The company has entered into an agreement to lease premises to April 30, 2005. The future minimum lease payments for the next two years are as follows:

2004	$20,377
2005	6,792

The company is committed to one operating lease. The lease payments for the next year are $10,915.

16. Comparative Figures:

The 2002 and 2001 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

. . . 10

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss:

The application of U.S. GAAP would have the following effects on the net income as reported:

	2003	2002	2001
Net Loss - Canadian GAAP	**$(846,567)**	$(1,236,346)	$ (911,138)
Adjustment in respect of:			
Stock based compensation expense			
- Non-employees	-	-	(189,661)
Net Loss - U.S. GAAP	**$(846,567)**	$(1,236,346)	$(1,100,799)

Stock Based Compensation:

(i) Employee Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii) Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes Options Pricing Model with the following weighted average assumptions:

Volatility factor of the market	14%
Price of the company shares	$0.23
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk-free interest rate	2.75%

. . . 11

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued. SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share. The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2003	2002	2001
Weighted Average Number of Shares Outstanding - Canadian	**48,595,542**	47,333,293	41,249,884
Less: Escrow shares	-	-	-
U.S. GAAP	**48,595,542**	47,333,293	41,249,884
Basic loss per share under U.S. GAAP	**$(0.02)**	$(0.03)	$(0.02)

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

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2003	2002	2001
Liabilities - Canadian GAAP	**$1,602,140**	$1,149,640	$ 868,177
Effect of equity portion of promissory note	**135,445**	142,148	142,148
Liabilities - U.S. GAAP	**$1,737,585**	$1,291,788	$1,010,325

. . . 12

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2003
(Canadian Dollars)

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

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (4)

1.2	By-Law No. 1 (4)

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (1)

2 (b).2	Security and Loan Agreement (2)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)
11.1	Code of Ethics (4)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13(a).1

 Certifications pursurant to 18 USC Section 1350 as    adopted pursurant to Section 906 of the Sarbanes-     Oxley Act of 2002.

(1)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(2)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2002 and filed June 27, 2003.

(3)

Incorporated by reference to the Company's Form 20-F, dated December 31, 1999 and filed June 30, 2000.

(4)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2003 and filed July 8, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURRENT TECHNOLOGY CORPORATION

     By:

 /s/  Robert Kramer

   (Signature)

         Robert Kramer

    Chief Executive Officer and Director

Date January 31, 2005

Exhibit 12(a).1

Certifications

I, Robert Kramer, certify that:

1.

I have reviewed this annual report on Form 20-F/A No. 1 of Current Technology Corporation;

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the Company and have:

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

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: January 31, 2005	/s/ Robert Kramer

Robert Kramer, Chief Executive Officer and  Director

Exhibit 12(a).1

Certifications

I, George Chen , certify that:

1.

I have reviewed this annual report on Form 20-F/A No. 1 of Current Technology Corporation;

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d - 15(f)) for the company and have:

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

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: January 31, 2005	/s/ George Chen

George Chen, Chief Financial Officer and Director

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (4)

1.2	By-Law No. 1 (4)

2(b).1	Convertible Promissory Note dated September 11, 2000 and amendment to note dated January 19, 2001. (1)

2 (b).2	Security and Loan Agreement (2)

4.3	Lease dated March 2, 2000 between Current Technology Corporation and 800 West Pender Ltd. (3)
11.1	Code of Ethics (4)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13(a).1

 Certifications pursurant to 18 USC Section 1350 as    adopted pursurant to Section 906 of the Sarbanes-     Oxley Act of 2002.

(1)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2000 and filed June 28, 2001.

(2)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2002 and filed June 27, 2003.

(3)

Incorporated by reference to the Company's Form 20-F, dated December 31, 1999 and filed June 30, 2000.

(4)

Incorporated by reference to the Company's Form 20-F, dated December 31, 2003 and filed July 8, 2004.

Exhibit 13 (a).1

Certification of Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F/A No. 1 for the annual period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 31, 2005

By

/s/ Robert Kramer

_________

 Robert Kramer, Chief Executive Officer and Director

Exhibit 13(a).1

Certification of Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F/A No 1 for the annual period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 31, 2005

By

 /s/ George Chen

____

George Chen, Chief Financial Officer and Director