Form 20-F
period 2004-12-31
CURRENT TECHNOLOGY CORP
filed 2005-07-07
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-19846

CURRENT TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its charter)

        Not Applicable

(Translation of Registrant's name into English)

 British Columbia, Canada

(Jurisdiction of incorporation or organization)

800 West Pender Street, Suite 1430, Vancouver, B.C. Canada V6C 2V6

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

60,240,257 common shares, without par value, issued and outstanding at December 31, 2004.

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

Yes      No

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

Selected Financial Data

	Quarter Ended	Year Ended	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Mar.31, 2005 (unaudited)	Dec. 31, 2004	Mar. 31, 2004 (unaudited)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Statement of Operations Data:
Net Sales	$150,295	$333,441	$94,907	$234,733	$104,337	$59,113	$382,838
Other Income	450	1,000	26	129	2,451	586	63,578
Research and Development and Marketing Expenses	(22,037)	(108,965)	(28,610)	(108,650)	(114,151)	(84,602)	(99,398)
(Loss) from Continuing Operations (Canadian GAAP)	(302,399)	(1,759,088)	(249,718)	(844,949)	(1,236,346)	(911,138)	(600,189)
(Loss) from Continuing Operations (US GAAP)	(302,399)	(1,759,088)	(249,718)	(846,567)	(1,236,346)	(1,100,799)	(685,660)

Income (Loss) from Continuing Operations per Common Share (US GAAP)	(0.01)	(0.03)	(0.01)	(0.02)	(0.03)	(0.02)	(0.02)
Weighted Average number of shares outstanding used in computing Net Loss per Share (weighted average)(US GAAP)	60,935,233	54,477,115	51,166,811	48,595,542	47,333,293	41,249,884	35,418,654

Balance Sheet Data:
Total Assets	540,212	692,568	405,867	259,962	299,438	689,065	386,170
Cash and Cash Equivalents	58,720	205,530	28,498	27,288	62,011	47,488	14,976

Net Assets Stockholders' Equity (Deficiency) (Canadian GAAP)	(835,887)	(1,161,235)	(1,218,370)	(1,342,178)	(850,202)	(179,112)	(770,250)
Net Assets Stockholders' Equity (Deficiency) (US GAAP)	(1,349,812)	(1,576,495)	(1,633,630)	(1,757,438)	(1,272,165)	(601,075)	(892,670)

Total assets for the years ended December 31, 2004, 2003 and 2002 are identical under both Canadian and US GAAP.

Loss from continuing operations per common share for the years ended December 31, 2001 - 2004 and the periods ended March 31, 2004 and 2005 are identical under both Canadian and US GAAP.  For the year December 31, 2000, loss from continuing operations per common share under US GAAP is greater than loss from continuing operations per common share under Canadian GAAP because under US SFAS No. 128, escrow shares are deducted from the weighted average number of shares outstanding.

Shareholder’s deficiency under US GAAP is greater as at December 31, 2004, 2003 and 2002 primarily for two reasons.  First, due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  Second, due to the greater net loss described in the following paragraph.

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

The above financial data is presented in Canadian dollars.  On May 31, 2005, the most recent month end, the cost for one US$1.00 was CDN $1.26.  On March 31, 2005, the date of the most recent financial statement, the cost for one US$1.00 was CDN$1.21.  The average high and low exchange rates for the last six months between the United States dollar exchanged for Canadian dollars is as set forth below:

Month	Average	High	Low
December 2004	1.22	1.25	1.18
January 2005	1.23	1.25	1.20
February 2005	1.24	1.26	1.22
March 2005	1.22	1.25	1.20
April 2005	1.24	1.26	1.21
May 2005	1.26	1.27	1.24

The exchange rate for the last five calendar years between the United States dollar exchanged for Canadian dollars is as set forth below:

Calendar Year	Average Rate for the Year
2000	1.49
2001	1.55
2002	1.57
2003	1.40
2004	1.30

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

1.

The Company incurred a net loss from operations of $1,759,088 for the year ended December 31, 2004 (2003:$844,949; 2002:$1,236,346). The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $34,296,933 at December 31, 2004 (2003:$ 32,537,845). The Company has relied and will continue to rely on debt and/or equity  financing and/or the sale of certain rights for consideration including cash. There is no certainty that additional debt and/or equity financing and/or arrangements for the sale of rights will be available on  reasonable terms or at all. (Note: The financial data in this paragraph is presented in Canadian dollars.)

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

4.

The Company’s success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect our trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Company’s patents. The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S. Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many device patents.

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

11.

Although the Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States the Company requires Food and Drug Administration approval to market its medical product ElectroTrichoGenesis in the United States.  There can be no guarantee as to either if or when such approval may be obtained.

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

13.

The Company has entered into agreements with distributors in various countries around the world.  In most instances, these agreements are with entities which have few if any, assets.  If these entities fail to perform, the Company’s only remedy may be to cancel the contract and seek a replacement distributor.  Thus there are no assurances that the minimum number of units will be purchased under any agreement.

Item 4.

Information on the Company

History and Development of the Company

Current Technology Corporation (the ”Registrant” or the “Company”) was incorporated as 310086 B.C. Ltd. under the Company Act of British Columbia on June 3, 1986, by registration of its Memorandum and Articles with the Registrar of Companies for British Columbia. The Registrant changed its name to Current Technology Clinics Inc. April 16, 1987, to Current Technology Corporation June 8, 1987, and then to Current Technology Corporation/La Technologie Au Courant Inc. September 1, 1987.  At the June 27, 2003 Annual General Meeting, shareholders approved a special resolution to transfer the Company’s jurisdiction of incorporation from British Columbia to the Federal jurisdiction under the Canada Business Corporations Act (“CBCA”).  The continuance of the Company to the CBCA was completed May 13, 2004 under the name Current Technology Corporation/ Corporation Technologie Au Courant.  At the June 30, 2004 Annual and Special General Meeting, shareholders approved the adoption of By-Law No.1 which governs the general conduct and affairs of the company.  The Company commenced operations on April 21, 1987.  The Company is located at 1430 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. The Company’s telephone number is 604-684-2727; its fax number is 604-684-0526.  The Company has an active website: www.current-technology.com .

     The Company is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG or ETG Treatment) and CosmeticTrichoGenesis (CTG or CTG Mark 5)and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

The Company has developed a patented electrotherapeutic device which reduces excessive hair loss and can also stimulate hair regrowth in those who suffer from androgenetic alopecia (common baldness).  ElectroTrichoGenesis, or ETG Treatment, the regrowth of hair by means of electrical stimulation, is believed to promote the “healing” of hair follicles that are dormant, but not dead. Research has been conducted to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the reduction of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Psycho-Oncology, a peer reviewed medical journal, published the results in the May/June 2002 edition (p. 244-248).

    The CTG Mark 5 is a unit that represents a breakthrough product for improving the appearance of thinning hair.  Using the TrichoGenesis technology platform, this product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.  The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

Effective August 28, 1987, the Company acquired from 314613 B.C. Ltd. (a company related by way of common directors) the exclusive license and rights to certain hair regrowth products, procedures and technology for an initial term of 20 years for 2,500,000 escrowed common shares of the Company with a total deemed value of $1.  The license and rights provided for continuous renewal periods of 20 years for a nominal consideration of CDN$10.00 for each 20-year renewal term. On June 30, 2000 the Company and 314613 B.C. Ltd. cancelled the 2,500,000 escrowed common shares.  On the same day, the Company issued warrants to purchase 2,500,000 common shares at a price of $0.05 (all funds USD unless noted otherwise) per share up to and including June

30, 2005.  On July 5, 2004 the Directors by way of a Consent Resolution extended the expiry date to June 30, 2006 and added a cashless exercise provision. The warrants were issued to the principals of 314613 B.C. Ltd., Anne Kramer (as to 1,250,000 common shares) and Robert Kramer (as to 1,250,000 common shares).

In a separate transaction, on May 31, 1999 314613 B.C. Ltd. agreed to sell to the Company the TrichoGenesis technology including all worldwide issued and pending intellectual property protection for CDN$200,000.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 15% of the issued and outstanding common shares of the Company.  As at December 31, 2004, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2004.  The last principal advance was made in September, 2001. This note was to mature on August 31, 2005.

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

On March 22, 2005, the Company restructured the convertible promissory note pursuant to a Forbearance Agreement. Under terms of the restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239.29 as part of the principal of the convertible promissory note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the “2003 Debt”), with an interest rate of 10% per annum, was due and payable as of January 2, 2005. A total of $24,000 was advanced under the 2003 Debt in 2004.  The 2003 Debt balance outstanding on December  31, 2004 was $733,471, including accrued interest.  Subsequent to December 31, 2004 and prior to the restructuring, Mr. Denner advanced $76,456 for legal fees regarding the restructuring.  Including interest accrual to March 22, 2005 of $16,408, the total principal restructured on March 22, 2005 was $826,335.  This $826,335 promissory note (the “New Debt”) was restructured to include a conversion feature where the lender can convert each $0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The New Debt bears interest of 10% per annum and matures on January 2, 2007. The New Debt is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the new convertible note are fully repaid.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

                                                                    New

Number of Warrants  Expiry Date    Exercise Price             ExpiryDate*

 2,000,000

January 3, 2005

      $0.25

           January 9, 2007

 2,980,000

February 7, 2005

      $0.10

           January 9, 2007**

  179,167

September 27, 2006       $0.15

           January 9, 2007

  1,600,000

October 11, 2006         $0.50

           January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

**$0.05 up to and including February 7, 2006.

Mr. Denner owns 14,979,266 common shares (representing approximately 22.29% of the issued and outstanding shares of the Company) and warrants to purchase an additional 16,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

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

Business Overview

The Company has commenced the international marketing of its ETG device which is not available in the United States.  The Registrant has entered into agreements with exclusive national distributors and ETG treatment centers are operating in Cyprus, New Zealand, Singapore, Greece and Mexico.  In addition, ETG devices and/or treatment centers are operating in Canada, Australia, Argentina, Ireland, Chile and Kuwait.  In 2004, the Registrant announced three new agreements for exclusive distribution of ETG in the Republic of Singapore, Hong Kong and Malaysia.  It is anticipated ETG operations will commence in Hong Kong and Malaysia during the 3rd quarter of 2005. Operations commenced in Singapore in the fourth quarter of 2004. The agreements with ETG device operators typically provide for the payment to the Company of Technology Use Fees (TUFs), a type of royalty based on the use of each device, once the devices are in operation.  Purchasers typically pay a non-refundable deposit per device when an order is placed, with the balance due under normal commercial terms.  The purchase price for the devices and the TUFs are payable in U.S. dollars.

The Company developed the Mark 5 CTG specifically for the United States marketplace.  CTG was launched in the United States during 2003. Initially the Company worked with two non-exclusive distributors.  As the year progressed, however, the Company focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such agreements have been finalized for Greater New York City, Florida, North Carolina and New Jersey. The Company believes this is the template that may yield the best results and believes other areas will be brought on stream in the near future. In addition, the Company is seeking relationships with entities offering the potential for national or regional distribution to the beauty and/or spa and/or fitness sectors. CTGs are presently operating in Florida, Iowa, North Carolina, Washington and New York.

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

In addition to ETG Treatment, using the TrichoGenesis platform, the Company has developed CosmeticTrichoGenesis.  Developed specifically for the United States market, CTG is a breakthrough method for improving the appearance of thinning hair.

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

Regulatory Approvals:   In November 1993, The Registrant submitted a Pre-Market Approval application ("PMA") containing its clinical and safety data to the FDA. In July 1994, the FDA advised that on the basis of its review of the PMA, certain deficiencies existed which caused the FDA to determine its review could not continue.  The Registrant believes that it can address the majority of the deficiencies, but it could not provide the further data to support safety and efficacy for prolonged use within the response period required by the FDA.  As a result the Registrant elected to voluntarily withdraw the PMA. No ETG sales or marketing can take place in the US unless and until FDA approval is obtained.  The Company hopes to commence the formal FDA approval process, however, there can be no guarantee as to either if or when such approval may be obtained.

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

In addition to clearing the way for marketing in Canada, the Canadian Health Protection Branch acceptance is assisting in obtaining health regulatory approvals in other jurisdictions.  Amongst others, the health regulatory authorities in Mexico, New Zealand Singapore and Thailand have cleared the ETG device for sale as a medical device.

The Canadian Standards Association (CSA) has issued two international Certificates of Compliance for Current Technology’s proprietary ETG devices; one for North America and the other for Europe.

Under the first Certificate of Compliance, the Company’s ETG devices have been certified as meeting the required medical electrical equipment safety standards set forth by the Canadian Standards Association, Underwriters Laboratories (UL) in North America and other jurisdictions which may accept these standards.

The second Certificate of Compliance relates to the standards set by the International Electrotechnical Commission’s CB Scheme for safety of electrical equipment Ref. 601-1.  This approval is recognized and accepted throughout the EEC and EFTA countries as well as a number of other jurisdictions.

  During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and  determined that the quality systems maintained by the Registrant and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the “CE Marking of Conformity” to its ETG Mark 1 medical device.

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first quarter of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under ISO 13485:2003.  Implemented last year and mandatory by March 2006, this is the highest standard issued for medical devices.  The Corporation recently received a copy of the certificate which was issued on April 15, 2005 and is valid until February 25, 2006.

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customer’s of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  The Registrant recommenced manufacturing in 2004 with an order for 30 units.  All 30 units are either sold or have been reserved with a deposit and the Company is negotiating with the manufacturer with the objective of placing another order in the near future.  If the primary contractor is unable to meet the Company’s manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

Intellectual Property:   The Registrant’s intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 9 issued and 7 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan. The Company is most reliant upon its United States patents for future growth. Design patents and/or industrial design registrations have been granted in 22 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 34 countries.  Trademark and servicemark applications are underway in the United States to protect CosmeticTrichoGenesis and ElectroTrichoGenesis.  Further trademark applications are underway in Japan and the European Union.

The Company holds a 100% interest in the following domain names: current-technology.com, cosmetictrichogenesis.com, ctgtechniques.com, ctgtechnique.com, electrotrichogenesis.com, trichogenesis.com, etgtreatment.com, currentech.com, currenttechnologycorp.com and currenttechnologycorporation.com.

Marketing Program:   The Company has four possible sources of revenue: the sale of ETG Mark 1 devices; the sale of CTG Mark 5 units; Technology Use Fees (royalties) calculated on the revenue or number of treatments and / or sessions generated by the ETG and / or CTG equipment; and license fees which could be generated from the sale of rights to particular geographic areas.

Historically, the Company has generated revenue from the first three sources:  equipment sales and royalties.  To date, no revenue has been generated from the sales of licenses.

CTG Marketing Program:

United States

The Company considers the United States to be one of the most important markets in the world for its products.  Accordingly, using the TrichoGenesis technology platform, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetics and spa markets.  This product is named CTG Mark 5 (CosmeticTrichoGenesis)and marketed as a breakthrough method for improving the appearance of thinning hair.

CTG was launched in the United States during 2003.  As previously stated, during the period of the initial U.S. launch in 2003 the Company worked with non-exclusive distributors.  As the year progressed, however, the Company focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four  such agreements have been finalized and the Registrant believes this is the template that may yield the best results and believes other areas may be brought on stream in the near future.  In addition to this geographic based approach, the Company is also exploring the possibility of working with regional or national entities with established distribution in the beauty and/or spa and/or fitness settings.

The focal point, at present, for the CTG marketing effort in the US is New York City.  The Registrant has appointed New York Hair Loss Center, Inc. (“NY Center”) its exclusive distributor for nine counties in the state of New York including Bronx, New York, Richmond, Kings and Queens (New York City); Nassau and Suffolk (Long Island); and Westchester and Rockland (contiguous to New York City).  The distributorship agreement calls for the distributor to purchase a minimum of 100 CTG Mark 5 units over a period of five years at a rate of 20 units per year.  The flagship location is operating on West 57th Street in Manhattan and CTGs are also operational on Long Island and Brooklyn.

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

In addition to the agreement for New York City, the Registrant has entered into agreements for the exclusive distribution of CTG in North Carolina, New Jersey and Florida.  These agreements provide for the exclusive distributors to purchase a minimum of 320 CTGs over the next 5 years.  The Florida agreement is state-wide and includes the counties of Miami-Dade and Broward.  Those counties were covered by an earlier agreement announced January 15, 2004 which the Company terminated due to the financial difficulties encountered by the principal in his home country of Mexico.  A letter of intent announced June 8, 2004 for Maryland and Washington D.C. has been terminated as the prospective distributor shifted focus away from the beauty space.

On September 15, 2004 the Company appointed Peter Laitmon as Manager US Operations.  A marketing executive with more than thirty-five years of experience, Laitmon showcases CTG at his office located at 261 Madison Avenue in New York City.  Laitmon has been operating his own consulting company for more than ten years, and most recently directed the return of the Vespa Motor Scooter to the US, setting up the initial dealer network throughout the Country.  His background (which included time spent at the Clairol Salon Division) can be seen in more detail at: http://www.laitmon.com.  He will focus on growing the CTG distribution network and product usage among varying classes of trade.

On March 24, 2005, the Company launched its new website at http://www.current-technology.com .

Recognizing the importance of the spa sector, during May 2005, the Company joined forces with Trent and Company Inc, a New York public relations firm specializing in this rapidly growing industry.  Amongst other clients, Trent represents Reed Exhibitions promoters of the Spa & Resort/Medical Spa Expo and Conference.  Following Trent’s advice, the Company introduced CosmeticTrichoGenesis at the spa show on May 22-23, 2005 at the Jacob K. Javits Convention Center, New York City.  Trent’s introductions resulted in the Company being interviewed by media including television, radio, newspapers and magazines.  The first coverage was released  May 27 in Women’s Wear Daily. In light of the foregoing, the Company terminated its contract with Media First Public Relations, Inc. announced January 18, 2005.  In addition, the Company introduced CosmeticTrichoGenesis to propective distributors and end users.

The Company’s CTG Mark 5 represents a revenue producing opportunity in hair care for health, wellness, spa and beauty industry professionals. CTGs are presently operating in New York, Washington, Iowa, Florida and North Carolina.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Mark 5s in the U.S., Current Technology also hopes to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and/or hair loss prevention for oncology patients and/or alopecia areata.  However, there can be no guarantee as to either if or when such approval may be obtained.  To date, financial constraints have precluded a formal submission to the FDA.

ETG Marketing Program:

Overview

ETG treatment centers are operating in 11 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Singapore, Canada, Mexico, Argentina, Chile and Kuwait.  CosmeticTrichoGenesis units are operating in two countries: United States and Taiwan.

Europe

During 2004 and into 2005, the Company has focused its limited resources on two geographic areas:  the United States and the Asia Pacific region.  Although the Company recognizes the importance of Europe and recently obtained the CE Medical Mark approval, it has not had the resources to address this market in a meaningful way. However, the Company hopes to address the market in Europe in a more meaningful way later in 2005.  Limited units have been shipped to Europe during the period under review. ETGs are operating in Cypress, Ireland and Greece.  The latter’s aesthetic market has suffered during the period under review and certain Control Processing Units have been returned to the Company from units placed in prior years due to financial difficulties encountered by operators therein. However, a new unit was shipped to Greece in the fourth quarter of 2004.

Asia Pacific Region

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results (see Clinical  Development).

The Company continues to act without a distributor in Australia, following the death of its original distributor.  Four ETGs are operating in the country in the cities of Brisbane and Melbourne.  Three are from the ten units originally purchased by the former distributor (seven were repurchased by the Company in 2003) and one was shipped in the first quarter of 2005.  Therapeutic Goods

Association (Australian FDA equivalent) terminated with the death of the former distributor.  The Company is seeking to have the approval reinstated.

The Company has entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) for the exclusive distribution of ETG in Singapore, Malaysia and Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During the third quarter of 2004, Gromark opened its first Asian ETG Treatment Center in Camden Medical Centre, Singapore’s premier medical office, wellness and preventative health facility.  A second ETG Treatment Center is scheduled to open in Singapore this July. In addition, with Gromark’s assistance, TrichoGenesis units were shipped to Taiwan and Japan earlier in 2005.  Due to the size of its economy, Japan is of particular importance to both Gromark and the Company.  Under Gromark’s direction the Company’s technology was introduced to the Japanese medical community at a medical conference in March 2005 by two eminent dermatologists.  Gromark had been negotiating with a prospective sub-distributor for Japan, but negotiations were terminated over issues surrounding the protection of the Company’s proprietary technology.  Gromark is confident with the ongoing support of the aforementioned dermatologists, appropriate distribution arrangements will be finalized for Japan.  In the interim, Gromark is following up the leads generated at the medical conference.  A total of four CosmeticTrichoGenesis units have been shipped to Taiwan.  Two are operational in spas located in the capitol and two are awaiting installation.

In addition to the foregoing activities in Taiwan and Japan, with Gromark’s assistance regulatory approval for ETG as a medical device was obtained  in Thailand earlier this year, following similar medical approval in Singapore. On June 17, 2005 the Company anounced the appointment of Gromark as exclusive distributor for Thailand.  The agreement provides for the purchase of 30 ETGs over the next four years. The Company believes a total of five units will be sold in Hong Kong and Thailand by the end of the second quarter of 2005, thus opening additional new markets for the Company’s products in Asia.

In addition to the foregoing activities with Gromark, the Company has entered into an agreement with GI Meditech Korea Inc (“Meditech”) for the distribution of CosmeticTrichoGenesis Mark 5s in Korea.

Meditech has agreed to purchase a minimum of 68 Mark 5s over period of four years with the first shipment scheduled for June, 2005.

Based in Seoul, Meditech was founded to distribute highly sophisticated gastro-enterology photo imaging devices to the Korean medical community. Meditech recently expanded its product range to include topical dermatological products as well as specialized raw materials for the pharmaceutical and cosmetic manufacturing industries. Meditech markets its products through a group of sub-distributors appointed in each of the seven provinces of South Korea with an additional sub-distributor responsible exclusively for Seoul, the capital of South Korea.  Meditech intends to market the CosmeticTrichoGenesis Mark 5 unit to dermatologists in private practice, as well as to the medical spa industry before expanding into other appropriate sectors.

The Americas

The Company has no distributor in Canada. ETG devices are presently operating in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty. The Company’s exclusive distributor there continues to work diligently and is hopeful better economic conditions may provide the basis for future growth.  On June 24, 2005 the Company announced the shipment of an ETG to a new location opening soon in the capitol, Mexico City.  It is hoped this expansion is a harbinger of the future.

Note: See the foregoing section CTG Marketing Program for information on the United States.

Middle East:

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Geographic Summary:  ETG Treatments Centers are presently operating in the following countries:

Asia Pacific Region

New Zealand

Australia

Singapore

Europe

Ireland

Cyprus

Greece

Middle East

Kuwait

The Americas

Canada

Mexico

Argentina

Chile

Cosmetic TrichoGenesis units are presently available in the United States and Taiwan.

In addition to the foregoing, the Company shipped two ETGs to Thailand in June 2005 under terms of a newly executed exclusive distribution agreement; has sold three units to the distributor in Hong Kong; and two CTGs to the distributor in Korea.

Principal Markets:

The breakdown of revenue by region is as follows (CDN dollars):

	2004	2003	2002
Asia Pacific Region	$23,735	$7,337	$21,875
Europe	33,075	37,381	26,473
The Americas	277,631	190,144	58,440

	334,441	$234,862	$106,788

Marketing Strategy and Financial Potential:   As discussed above, ETGs are operating in 11 countries.  The number will increase to 13 when ETG devices are shipped to Hong Kong and Thailand.  CTGs are operating in two countries.  ETG is represented by exclusive distributors in seven of the 13 countries.  In the balance of the countries (Australia, Ireland, Kuwait, Canada, Argentina and Chile) the Registrant is dealing directly with end users.

Although the Registrant may work with non-exclusive CTG distributors in the United States, the primary thrust is appointment of exclusive distributors on a county or state basis and/or working with regional or national entities with established distribution in the health and/or beauty and/or spa sectors.   The Registrant believes these approaches may represent the vast majority of CTGs placed in the United States.

The marketing programs for both ETG and CTG typically provide for two revenue streams:  equipment sales and ongoing revenues from Technology Use Fees (royalties).  Although the Registrant’s efforts have been hampered by a lack of financial resources, the Registrant believes its TrichoGenesis technology has a place in most industrialized countries in the world.

Forward Looking Statements

Certain statements contained in this report that are not historical facts constitute forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act.  Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied.  All statements, other than statements of historical facts, included in this report that address activities, events, or developments that our management expects, believes, hopes or anticipates will or may occur in the future are forward looking statements.  Any forward-looking statements speaks only as of the date made.  We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

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

Competition

The Company potentially competes with a number of products within the industry in the form of lasers, lotions, creams, pills, surgical intervention(hair transplants) and hair replacement systems (wigs and toupees).  These products are produced by a range of companies from major pharmaceutical companies such as Merck Co. Inc. (Propecia™) and Pharmacia & Upjohn International (Rogaine™) to local purveyors of folk remedies.

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

Property, Plants and Equipment

The Company leases 2,350 square feet of office space for its headquarters facilities located at 800 West Pender Street,  Vancouver, British Columbia, Canada at a monthly cost of approximately CDN$5,170.00. The lease expires April 30, 2011.  The Company owns no material tangible fixed assets.

Item 5.

Operating and Financial Review and Prospects

Operating Results

All figures in this section are presented in Canadian dollars.

Revenue increased 42% from $234,862 in 2003 to $334,441 in 2004. The increase in revenue was a result of an increase in the number of units sold, not an increase in prices.  Management believes the increase in number of units sold and downstream royalties may increase as market acceptance in the United States and the Asia Pacific Region grows. Expenses increased from $1,079,811 to $2,093,529. The net loss increased 108% from $846,567 to 1,759,088.

During 2004 approximately one-third of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	35,320	35,320
Bank charges and interest	-	9,850	9,850
Foreign Exchange (recovery)	-	(81,930)	(81,930)
Interest on convertible promissory note	-	19,924	19,924
Interest on long term debt	-	80,445	80,445
Investor relations	216,615	32,690	249,305
Legal, auditing and filing fees	-	142,004	142,004
Manufacturing	-	196,332	196,332
Marketing	251,406	89,243	340,649
Office and other	-	51,953	51,953
Public Relations	25,218	37,701	62,919
Regulatory	-	121,620	121,620
Rent	-	51,258	51,258
Research Report	130,802	-	130,802
Salaries and benefits	-	360,450	360,450
Stock-based compensation	120,300	-	120,300
Telephone	-	26,635	26,635
Test and studies	17,420	91,545	108,965
Travel	-	66,728	66,728

	$761,761	$1,331,768	$2,093,529

The increase in net loss of $912,521 during 2004 was primarily a result of the following factors: a reduced foreign exchange recovery of $81,930 in 2004 versus a recovery of $217,023 in 2003 translating into a net increase in such expense of $135,093 in 2004; an increase in investor relations of $206,739 ($249,305 <of which $216,615 was stock based> in 2004 versus $42,566 in 2003; an increase in manufacturing of $105,191 ($196,332 versus $91,141); an increase in marketing of $260,904 ($340,649 <of which $251,406 was stock-based > in 2004 versus $79,745 in 2003; an increase in regulatory of $101,393 ($121,620 versus $20,227); a stock-based expenditure of $130,802 for research report services; and an increase in stock-based compensation from the issuance of incentive stock options of $82,100 ($120,300 versus $38,200).

During the most recent quarter, the period ended March 31, 2005, revenue increased slightly from $94,933 in 2004 to $150,745 in 2005.  During the same period the net loss increased from $249,718 in 2004 to $302,399 in 2005.  Results for 2002 over 2001 show an increase in net loss from $911,138 in 2001 to $1,236,346 in 2002.  Revenue increased approximately 120% from $106,788 in 2002 to $234,862 in 2003. Expenses decreased from $1,343,134 in 2002 to $1,079,811 in 2003. The net loss was $1,236,346 in 2002 and $846,567 in 2003. The chronic cash shortage necessitated further debt and equity financings. Future financings will be required if this situation remains unchanged.

The development and introduction of CTG Mark 5, a breakthrough method for improving the appearance of thinning hair, resulted in the commencement of commercial activity in the US marketplace in 2003.  The Registrant believes CTG could represent a significant portion of revenues in the future, as the market for cosmetic products and services in the United States is one of the largest in the world. Market acceptance of CTG over the next year or two will dictate the product’s contribution to future revenues.

Although the Company sells equipment in countries where inflation may be a factor, there is no direct impact as all sales are made in US dollars.

Although the Canadian dollar has gained strength against the US dollar during 2003 to today as compared to 2000-2002, the Company does not purchase and/or sell derivative financial instruments for speculative purposes.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as CDN$15,776 on December 31, 2002 , only CDN$12,965 on December 31, 2003 and only CDN$12,020 on December 31, 2004 and CDN$12,096 on March 31, 2005.

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

As of March 31, 2005 the Company had a working capital deficiency of CDN$194,725.  As of December 31, 2004 the Company had a working capital deficiency of CDN$1,287,023 (at December 31, 2003 a working capital deficiency of CDN$292,591; at December 31, 2002 a working capital deficiency of CDN$260,594).  At December 31, 2004 the Company had CDN$205,530(at December 31, 2003 CDN$27,288) in cash.  The working capital deficiency of December 31, 2004 was substantially larger than that for 2003 and 2002 primarily because of the convertible promissory note and promissory note which were recorded as current liabilities as they were due in less than one year. The working capital deficiency at December 31, 2003 was approximately equal to that of December 31, 2002.  The working capital deficiency at December 31, 2002 primarily resulted from a decrease in subscription receivable.

The Registrant continues to rely on debt and equity financings.  During the period ended March 31, 2005 a total of $90,000 was collected and recorded as a subscription liability. In addition, $140,000 was received subsequent to March 31, 2005.  In consideration for these advances, the Company will issue 1,840,000 shares and 1,840,000 warrants.  Each warrant entitles the holder to purchase one common share at $0.25 for a period of five years.  Neither the shares nor the warrants have been issued.

During 2004, the company issued 1,000,000 shares upon the exercise of warrants for CDN$196,950; 2,465,750 shares for settlement of CDN$703,036 of debts; and 5,637,696 shares for cash of CDN$919,745.

During 2003, the Company raised CDN$158,915 in private placement financing, received CDN$10,727 on exercise of options, received another CDN$121,870 on exercise of share purchase warrants and issued 222,684 common shares in settlement of CDN$88,137 of debt.  In addition, the Registrant received approximately $375,000 by issuance of a promissory note.

The Company has operated at a loss since its inception and has an accumulated deficit of CDN$34,296,933 as of December 31, 2004(CDN$ 32,537,845 as of December 31, 2003 and CDN$31,691,278 as of December 31, 2002).  The Company sustained annual net losses of CDN$1,759,088 as of December 31, 2004 (CDN$846,567 in the year ended December 31, 2003 and CDN$1,236,346 the year ended December 31, 2002). The accumulated deficit at March 31, 2005 was CDN$34,599,332.  The net loss for the three months ended March 31, 2005 was CDN$302,399.

The Company has no material commitments for capital expenditures as at December 31, 2004 and has made no such commitments during the last six months.

Although the Company has no material commitments for capital expenditures, its likely working capital requirements will relate to inventory build-up. On June 21, 2004 the Registrant announced recommencement of manufacturing by ordering the production of 30 units.  Some of the units were available for delivery during the fourth quarter of 2004; the balance were ready in 2005. Certain manufacturing issues were encountered during the production run of 30 units which made the exact timing of delivery difficult to forecast.  It is anticipated future production runs will be more efficient, with reasonable estimates of timing of delivery more readily available.  The Company is negotiating with the manufacturer for a further production run, because inventory is depleted. The Registrant estimates the cost per unit will be approximately $11,000. A deposit of at least 50% is required upon order placement, with the balance paid up upon completion. The Registrant has some cash flow from operations but still relies on third party financing for inventory build up.  As sales increase the Registrant will require further build up of inventory  which may restrict the number of new orders it can accept unless third party financing is obtained.

The Registrant does not believe it is possible to predict a sales cycle as product introduction has just begun in the United States and most of the Asia Pacific Region.  These markets are believed to hold promise, but market acceptance can not be assumed at this early stage.  Therefore, the Registrant is still dependant upon outside sources of financing, the timing and amounts of which cannot be accurately predicted. Acceptance of CTG in the United States as a cosmetic solution for thinning hair and ETG in the Asia Pacific Region and other parts of the world as a medical solution for hair loss, could reduce or possibly eliminate the need for the Company to seek further debt or equity financing.

Critical Accounting Estimates

The following comments relate to December 31, 2004 balance sheet items:

Accounts receivable-

All accounts comprised of amounts due from customers were collected in full during fiscal 2005.

Prepaid expenses

-

Prepaid expenses are comprised of deposits on future goods or services not yet received (CDN$179,584)and security deposits(CDN$4,070).

Inventory

-

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.  As at this writing, all items in December 31, 2004 inventory have either been sold or were in use as demonstration equipment.

Patents,licence & rights- Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis(“ETG”) and were initially amortized over 10 years. During the second quarter of 2005 the Company conducted an impairment analysis under SFAS 144 and determined that the net present value of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero. The write-down will be reflected in the June 30, 2005 interim financial statement.

Accounts payable

-

Accounts payable include amounts for unpaid goods and services delivered up to and including the year end and accrued liabilities for estimated unbilled professional fees.

Convertible promissory

               note

-Convertible promissory note is comprised of advances of principal and accrued interest.  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

Equity component of

  promissory notes

-

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.

Contributed surplus-

Contributed surplus is comprised of CDN$309,420 relating to the sale of a subsidiary; CDN $16,014 forgiveness of a promissory note; and CDN $219,678 for stock based compensation.

Revenue recognition - The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CTG units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

                                  actual receipt of funds from distributors or customers; or

ii)

                                                                                                      secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii) distributors or customers with exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

                       Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

Future Operations -

As previously noted, the Company has reported recurring losses since inception.  The financial statements have been prepared on a going concern assumption.  The ability of the Company to continue as a going concern is dependent on the receipt of additional financing and/or its ability to generate sufficient cash from operations to meet its obligations as they come due.  If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Research and Development

During the last three fiscal years, tests and studies were CDN$108,965 (2004), CDN$108,650 (2003) and CDN$114,151 (2002).  During the first three months of 2005 test and studies were CDN$22,037.

During 2002 and early 2003 the Company developed CosmeticTrichoGenesis, a product for the US market.

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

Trend Information

During 2004, the Company expanded its order book for TrichoGenesis products by: finalizing exclusive CTG distribution agreements for greater New York City, New Jersey, North Carolina and Florida providing for the purchase of 420 CTGs over the next five years and finalizing exclusive ETG distribution agreements for the Republic of Singapore (14 units over 3 years), Malaysia (14 units over 3 years) and Hong Kong (24 units over 3 years). In 2005, exclusive distribution agreements was signed for Thailand (30 units over 4 years) and Korea (68 units over 4 years) and units were shipped to Taiwan.  To meet this demand, the Company placed an order for 30 TrichoGenesis units for delivery in the fourth quarter of last year.  Inventory is now depleted and the Company is negotiating with the manufacturer for a subsequent order.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Financial Obligations

As at December 31, 2004

Contractual Obligations in CDN $		Payments Due by Period
					More than
	Total	Less Than	1-3 Years	3-5 Years	5 years
		One Year

Convertible promissory note *	482,473	482,473	-	-	-

Promissory note	881,632	881,632	-	-	-

Operating Leases	226,329	28,529	64,400	64,400	69,000

Total Contractual Obligations	1,590,164	1,392,634	64,400	64,400	69,000

• The convertible promissory note consists of a liability portion of CDN$347,028 plus an equity component of CDN $135,445.

Item 6.

Directors, Senior Management and Employees

Directors and Senior Management

The directors and executive officers of the Company are as follows:

Anne Kramer founded the Company along with her husband, Robert K. Kramer, in 1987.  She served as Chief Executive Officer and President from 1987 until July 5, 2004. She has served as Chairman of the Board of the Company since 1987 and as Secretary since July 5, 2004.  Ms. Kramer is also a member of the Executive Committee of the Board.

Robert K. Kramer, C.A., C.P.A. founded the Company along with his wife, Anne Kramer, in 1987.  He served as the Chief Financial Officer, Secretary and Vice President-Finance from 1987 to July 5, 2004. He has served as Chief Executive Officer and President since July 5, 2004 and a Director since 1987.  Mr. Kramer is also a member of the Executive and Audit Committees of the Board.

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

Eldon Heppner, C.A., became a Director on April 5, 2002 and is Chair of the Audit Committee. An independent management consultant, Mr. Heppner served as President of IVS Intelligent Vehicle Systems Inc. from July 2000 to February 2003 and become Chief Executive Officer of the Real Security Company Ltd. In January 2004.

George A. Chen, C.A. became a director on May 17, 2004. On July 5, 2004, he became Chief Financial Officer.  Prior to his retirement in 1997, Mr. Chen was a Senior Audit Partner with Deloitte & Touche, Chartered Accountants.

Anne Kramer and Robert Kramer are husband and wife and Mr. Harrison is the brother of Anne Kramer.  There are no other family relationships among any of the directors or executive officers of the Company.

Compensation

During the year ended December 31, 2004 the Company paid or accrued salaries and benefits of CDN$293,738 to officers and directors of the Company and paid CDN$6,000 in interest for overdue salary payable.  As of December 31, 2004 other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of CDN $26,608.

The Board of Directors has the discretion to grant incentive stock options to officers and directors of the Company.  During the year ended December 31, 2004 options to purchase 100,000 shares at $0.23 each and 150,000 shares at $$0.26 each were granted to officers and directors.

Board Practices

All Directors serve one year terms and are elected by the Company’s shareholders at the annual general meeting of shareholders.  This year’s Annual and Special Meeting was held on June 17, 2005.

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

The Executive Committee is comprised of Anne Kramer, Robert Kramer and Anthony Harrison; it has an oversight of day to day operations of the Company.

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors at December 31, 2004.

Officers and Directors

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Date on which the Nominee became a Director of the Company
ANNE KRAMER(2) Canada CHAIRMAN, SECRETARY and DIRECTOR	Founding Director and Chairman of the Company; President and Chief Executive Officer to July 5, 2004; Secretary from July 5, 2004 to present.	April 16, 1987
ROBERT KRAMER(1)(2) Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR

Founding Director; Chief Financial Officer and Vice-President of the Company to July 5, 2004; President and Chief Executive Officer from July 5, 2004.  Chartered Accountant from 1973 to present and Certified Public Accountant from 2000 to present.

April 16, 1987
PETER W. BELL(1) Canada DIRECTOR	Vice-President of Medical Affairs (retired June 30, 1992) and Director of the Company	November 8, 1988
ANTHONY J. HARRISON(2) Canada CHIEF OPERATING OFFICER and DIRECTOR	Chief Operating Officer and Director of the Company	June 30, 1994

ELDON K. HEPPNER(1) Canada DIRECTOR	Chartered Accountant from 1974 to present; Director of the Company and Chair of the Audit Committee.	April 5, 2002
GEORGE A. CHEN Canada DIRECTOR	Chartered Accountant from 1962 to present; Chief Financial Officer since July 5, 2004.	May 17, 2004

                    (1)

                                        Member of the Audit Committee.

                    (2)

                                        Member of the Executive Committee.

Share Ownership

Name	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (As at May 18, 2005)	Percentage of Common Shares
ANNE KRAMER and ROBERT KRAMER	104,337 direct(1) 2,422,369 indirect(2)	3.76%
PETER W. BELL	47,952 direct	*
ANTHONY J. HARRISON	Nil	Nil
ELDON K. HEPPNER	349,250 direct 169,300 indirect(3)	*
GEORGE A. CHEN	50,000 direct	*

(1)

Of the 104,337 shares 87152 are held by Anne Kramer and 17,185 by Robert Kramer.

(2)

Of the 2,422,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,015,000 shares are owned by 314613 B.C. Ltd., 365,053 shares are owned by 335372 B.C. Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

(3)

Of the 169,300 shares indirectly held by Eldon Heppner, 93,300 are owned by Heppner Holdings Ltd. And 76,000 shares are owned by BJD Management & Investments Ltd.

(*)

Less than one percent

Options Owned by Directors and Officers

 as of December 31, 2004

Name	No. of Common Shares	Exercise Price	Expiry Date
Peter Bell	250,000	$0.05	February 7, 2006*
Peter Bell	50,000	$0.05	December20, 2006*
Anthony Harrison	500,000	$0.05	February 7, 2006*
Anthony Harrison	50,000	$0.05	December 20,2006*
Anne Kramer	1,000,000	$0.05	February 7, 2006*
Robert Kramer	750,000	$0.05	February 7, 2006*
Robert Kramer	200,000	$0.20	October 10, 2007*
Eldon Heppner	250,000	$0.26	April 8, 2008*
Eldon Heppner	100,000	$0.30	July 25, 2008*
George Chen	100,000	$0.23	May 17, 2010*
George Chen	150,000	$0.26	July 15, 2010

  3,400,000

                    Employee and Consultant Options To Purchase Common Stock

                    Outstanding as of December 31, 2004

                      Number of

                        Price

                    Common Shares

                        Per Share

                    Expiry Date

                    670,000

                    $0.05

                    February 7, 2006*

                    100,000

                    $0.05

                    December 20, 2006*

                    275,000

                    $0.125

                    September 6, 2007*

                    225,000

                    $0.26

                    December 19, 2007*

                     100,000

  **                $0.30

                    September 30, 2009

                    850,000

                    $0.25

                    October 17, 2009*

                      75,000

                    $0.23

                    May 17, 2010*

                     175,000

                    $0.25

                    December 22, 2009

                    2,470,000

*On July 5, 2004 the Directors of the Company extended the expiry dates of these options by one year.

**  2004 Stock Option and Stock Bonus Plan

2004 Stock Option and Stock Bonus Plan

The Board of Directors of the Company adopted the 2004 Stock Option and Stock Bonus Plan (the “Plan”), under which a maximum of 3,000,000 shares of Common Stock will be reserved to be issued upon the exercise of options (“Options”) or the grant of stock bonuses (“Bonuses”).  The Plan includes two types of Options. Options intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) are referred to as “Incentive Options.”  Options which are not intended to qualify as Incentive Options are referred to as “Non-Qualified Options.” Bonuses, which may also be granted under the Plan, are the outright issuance of shares of Common Stock.

The Plan is intended to provide incentives to officers, employees and other persons, including consultants, advisers and Board members, who contribute to the success of the Company by offering them the opportunity to acquire an ownership interest in it.  The Board of Directors believes that this also will help to align the interests of management and employees with the interests of shareholders.  The terms of the Plan concerning the Incentive Options and Non-Qualified Options are substantially the same except that only employees of the Company or its subsidiaries are eligible to receive Incentive Options. Non-Qualified Options may be granted to employees, officers and consultants of the Company.

The number of shares reserved for issuance under the Plan is a maximum aggregate so that the number of Incentive Options and/or Non-Qualified Options that may be granted reduces the number of Bonuses which may be granted, and vice versa.

The Plan was ratified by shareholders at the Annual and Special Meeting held on June 17, 2005.  During the period under review, no Officers or Directors received Options or Bonuses under the Plan.

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following sets forth the ownership of Common Stock of the Company by all directors and officers as a group and by 5% or more stockholders of the Company on May 18, 2005:

Title of Class of Securities	Identity of Person or Group	Amount Owned as of May 18, 2005	Percent of Class

Common Stock	All Directors and Officers as a group (6 persons)	3,143,208(1)	4.68%
Common Stock	Keith Denner	35,425,131(2)	40.42%

(1)

Does not include outstanding options or warrants to purchase common shares.

(2)

Includes the following:

Common Shares

14,979,266

Warrants

16,908,933

Conversion of

c

onvertible promissory note

 3,536,932

35,425,131

In the last three years there has been a significant change in the percentage ownership of common shares of the Company by Keith Denner due to the conversion of the converible promissory note described on pages 10 to 11.

Related Party Transactions

None of the directors, executive officers or senior officers were indebted to the Company for the period from January 1, 2004 to the date of this annual report.

See pages 10 to 11 for a description of the Forbearance Agreement with Keith Denner and the extention of the warrants issued to Anne Kramer and Robert Kramer. See pages 36 and 37 for a description of the extension of certain options held by Directors and Officers.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

March 31, 2005 Interim Financial Statement

Balance Sheets as of December 31, 2004 and 2003, and Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.

There are no material legal or arbitration hearings against the Company.

The Company has not paid nor contemplates paying dividends.

Significant Changes

During the period January 1, 2005 to March 31, 2005 the Company received $90,000 for the private placement of 720,000 units. Subsequent to March 31,2005 the Company received $140,000 for the private placement of 1,120,000 units.  Each unit consists of one common share and one share purchase warrant.  The warrant entitles the holder to puchase one common share at $0.25 for a period of 5 years.  The Company may accelerate the expiration of warrants if the Common Stock closes at an average price of $0.50 for a period of 20 consecutive trading days.  Neither the shares nor the warrants have been issued.

Item 9.

The Offer and Listing

Common Stock

The Registrant is authorized to issue an unlimited number of shares of Common Stock.  As of December 31, 2004 60,240,257 shares of Common Stock were issued and outstanding.

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

During the last five years the annual high and low market prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
Year ended December 31, 2004	$0.41	$0.19
Year ended December 31, 2003	$0.47	$0.19
Year ended December 31, 2002	$0.41	$0.125
Year ended December 31, 2001	$0.49	$0.05

Year ended December 31, 2000	$0.17	$0.015

During the last two years the quarterly high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

Year Ended December 31, 2004

High     Low

Quarter ended March 31, 2004

$0.34

$0.21

Quarter ended June 30, 2004

$0.30

$0.19

Quarter ended September 30, 2004

$0.41

$0.205

Quarter ended December 31, 2004

$0.31

$0.205

Year Ended December 31, 2003

High     Low

Quarter ended March 31, 2003

$0.31

$0.195

Quarter ended June 30, 2003

$0.40

$0.205

Quarter ended September 30, 2003

$0.47

$0.23

Quarter ended December 31, 2003

$0.35

$0.19

During the most recent six months the high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
December 2004	$0.26	$0.205
January 2005	$0.27	$0.22
February 2005	$0.275	$0.22
March 2005	$0.25	$0.20
April 2005	$0.28	$0.21
May 2005	$0.24	$0.15

According to information provided by the Company's transfer agent, at December 31, 2004, the Company had 354 U.S. stockholders of record who held in the aggregate 34,240,451 shares or approximately 56.84% of the Common Stock outstanding at that date.

Class A Preference Shares.  The Company is authorized to issue an unlimited number of Class A Preference shares without par value.  As of December 31, 2004 no Class A Preference shares have been issued.

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

Material Contracts

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 15% of the issued and outstanding common shares of the Company.  As at December 31, 2004, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2004.  The last principal advance was made in September, 2001. This note was to mature on August 31, 2005.

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

On March 22, 2005, the Company restructured the convertible promissory note pursuant to a Forbearance Agreement. Under terms of the restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239.29 as part of the principal of the convertible promissory note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the “2003 Debt”), with an interest rate of 10% per annum, was due and payable as of January 2, 2005. A total of $24,000 was advanced under the 2003 Debt in 2004.  The 2003 Debt balance outstanding on December  31, 2004 was $733,471, including accrued interest.  Subsequent to December 31, 2004 and prior to the restructuring, Mr. Denner advanced $76,456 for legal fees regarding the restructuring.  Including interest accrual to March 22, 2005 of $16,408, the total principal restructured on March 22, 2005 was $826,335.  This $826,335 promissory note (the “New Debt”) was restructured to include a conversion feature where the lender can convert each $0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The New Debt bears interest of 10% per annum and matures on January 2, 2007. The New Debt is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the new convertible note are fully repaid.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

New

Number of Warrants

Expiry Date

Exercise Price

     ExpiryDate*

2,000,000

January 3, 2005

$0.25

  January 9, 2007

2,980,000

February 7, 2005

$0.10

  January 9, 2007**

  179,167

September 27,2006  $0.15

  January 9, 2007

1,600,000

October 11, 2006

$0.50

  January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

**$0.05 up to and including February 7, 2006.

Mr. Denner owns 14,979,266 common shares (representing approximately 22.29% of the issued and outstanding shares of the Company) and warrants to purchase an additional 16,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the New Debt and the lease agreement for the Company’s office space, which is described above.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars.  Based on the Company’s overall exchange rate risk as at December 31, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or cash flows.  The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure.  The Company does not intend to purchase and/or sell derivative financial instruments for speculative purposes.

Item 12.

Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

At June 30, 2004 Annual and Special Meeting, shareholders approved By-law No.1 governing the affairs of the Registrant.  Under the By-law, the Company is authorized to issue an unlimited number of shares of common stock and an unlimited number of Class A Preference Shares. The By-law was incorporated by reference to the Company’s Form 20F, dated December 31, 2003 and filed July 8, 2004.

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

Item 16B.

Code of Ethics

On June 29, 2004 the Board of Directors approved the Code of Ethics which was incorporated by reference to the Company’s Form 20F, dated December 31, 2003 and filed July 8, 2004.

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$16,100 for the year ended December 31, 2004 and Cdn$16,100 for the year ended December 31, 2003 for the audit of the Registrant’s annual financial statements.

Audit Related Fees

For the year ended December 31, 2004 audit related fees were CDN$2,137; there were no audit related fees for the year ended December 31, 2003.

Tax Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$850 for the year ended December 31, 2004 and Cdn$850 for the year ended December 31, 2003 for tax compliance.

All Other Fees - Financial Information Systems Design and Implementation Fees

We do not have a local area network.  We did not engage our principal accountant to design, develop or implement  any such system.

The audit committee has considered the information described in “Financial Information Systems Design and Implementation Fees” above and believes that it is compatible with maintaining the principal accountant’s independence.

Our principal accountant (through its full time employees) performed all work regarding the audit of our financial statements for the most recent fiscal year.

Pre-Approval Policy

One hundred percent of the services provided in each of the foregoing paragraphs were approved by the Audit Committee under its Pre-Approval Policy.

Item 16D.

Exemption from the Listing Standards of Audit Committees

Not applicable

Item 16E.

Purchases of Equity Securities by the Issuer and

Affiliated Purchasers.

Not applicable

PART III

Item 17.

Financial Statements

March 31, 2005 Interim Financial Statement incorporated by reference to the Company’s Form 20-F, dated December 31, 2004.

Balance Sheets as of December 31, 2004 and 2003, and Consolidated Statements Of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002.

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement filed herewith.

2 (b).2	2004 Stock Option and Stock Bonus Plan filed herewith.

4.3	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd filed herewith.
11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13(a).1

 Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes-     Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2003 and filed July 8, 2004.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersign to sign this annual report on its behalf.

CURRENT TECHNOLOGY CORPORATION

     By:

 /s/  Robert Kramer

   (Signature)

         Robert Kramer

    Chief Executive Officer and Director

Date June 30, 2005

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

INTERIM FINANCIAL STATEMENTS

March 31, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Balance Sheet

Exhibit   "A"

Statement of Loss and Deficit

Exhibit   "B"

Statement of Cash Flows

Exhibit   "C"

Notes to Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Balance Sheet

As at March 31, 2005 and December 31, 2004

(Canadian Dollars)

(unaudited - prepared by management)

Assets

2005

   2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Cash

$     58,720

$       205,530

Accounts receivable

58,208

113,175

Inventory

65,316

64,321

Prepaid expenses

170,761

183,754

Subscription receivable

60,480

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

413,485

566,780

Equipment and website development (Note 3)

41,727

35,788

Patents, license and rights (Note 4)

85,000

90,000

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     540,212

$     692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Liabilities

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Accounts payable

$     363,669

$     315,899

Convertible promissory note (Note 5)

-

347,028

Promissory note (Note 5)

-

881,632

Unearned revenue

244,541

       309,244

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

608,210

1,853,803

Convertible promissory note (Note 6)

      767,889

-

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

1,376,099

1,853,803

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Shareholders' Deficiency

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Equity component of convertible promissory notes (Notes 5 and 6)

234,110

135,445

Share capital (Note 7)

32,875,359

32,455,141

Contributed surplus (Note 8)

545,112

545,112

Subscription Liability

108,864

-

Deficit, per Exhibit "B"

(34,599,332)

(34,296,933)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

(835,887)

(1,161,235)

Future Operations (Note 1)

Commitments (Note 15)

Subsequent Event (Note 16)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     540,212

$     692,568

4444444444444444444444444444444444444444444444444444444444444444444444444444

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Three Months Ended March 31, 2005 and 2004

(Canadian Dollars)

(unaudited - prepared by management)

	2005	2004

Revenue	$150,745	$94,933

Expenses:
Amortization	9,287	8,612
Bank charges and interest	8,915	1,087
Consulting	2,100	-
Foreign exchange (recovery)	(74,107)	13,541
Interest on convertible promissory note	14,847	5,028
Interest on long-term debt	19,842	19,497
Investor relations	19,846	16,072
Legal, auditing and filing fees	111,839	40,026
Manufacturing	117,365	29,241
Marketing	22,779	-
Office and other	10,729	9,213
Public relations	18,268	23,912
Regulatory	23,113	25,314
Rent	12,762	12,826
Salaries and benefits	96,401	92,737
Telephone	6,471	5,738
Tests and studies	22,037	28,610
Travel	10,650	13,197

	453,144	344,651

Net Loss	302,399	249,718
Deficit, beginning	34,296,933	32,537,845

Deficit, ending, to Exhibit "A"	$34,599,332	$32,787,563

Basic and fully diluted net loss per share	$(0.01)	$(0.01)

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the Three Months Ended March 31, 2005 and 2004

(Canadian Dollars)

(unaudited - prepared by management)

   2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Operating Activities:

Net Loss, per Exhibit "B"

$(302,399)

$(249,718)

                                                         Adjustments for -

Amortization

9,287

8,612

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

(293,112)

(241,106)

Changes in non-cash working capital -

(Increase) Decrease in accounts receivable

54,968

(27,959)

(Increase) Decrease in subscription receivable

(60,480)-

(Increase) Decrease in inventory

(995)

22,453

(Increase) Decrease in prepaid expenses

12,993

(147,802)

Increase (Decrease) in demand promissory note

(881,632)

863,974

Increase (Decrease) in promisssory note

-

(834,946)

Increase (Decrease) in convertible promisssory note

(347,028)

-

Increase (Decrease) in accounts payable

47,770

(16,092)

                                                    Increase (Decrease) in unearned revenue                                     (64,703)                     -

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash flows (used in) operating activities

(1,532,219)

(381,478)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Investing Activity:

Purchase of equipment and website development

(10,227)

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Financing Activities:

Convertible promissory note

767,889

9,162

Equity component Convertible Promissory note

98,665

-

Issuance of new shares

420,218

142,726

Subscription liabilities

108,864

230,800

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash flows from financing activities

1,395,636

382,688

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Increase (Decrease) in Cash

(146,810)

1,210

Cash, beginning

205,530

27,288

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash, ending

$     58,720

$       28,498

4444444444444444444444444444444444444444444444444444444444444444444444444444

Supplemental Disclosure of Cash Flow Information:

Additional Information -

Interest

$      8,915

$     1,087

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $302,399 during the three months ended March 31, 2005 (2004 - $249,718).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $34,599,322 (2004 - $32,787,563).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

                                                                .. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG") and are amortized over 10 years.

f)

Debt Instruments -

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

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

                                                                    .. . . 3

 Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) -

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

Distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

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

3.

Equipment and Website Development:

Accumulated

2005

2004

Cost

Amortization

 Net

Net

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Computer equipment and software

$185,791

$174,991

$10,800

$  11,994

Furniture and fixtures

42,883

41,029

1,854

1,952

Office equipment

108,029

93,678

14,351

15,106

Website development

42,575

27,853

14,722

6,736

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$379,278

$337,551

$41,727

$35,788

4444444444444444444444444444444444444444444444444444444444444444444444

 . .. . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is $85,000 (2004 - $90,000).

5.

Convertible Promissory Note and Promissory Note - December 31, 2004 :

Subsequent to year-end, on March 22, 2005, the company restructured the convertible promissory note and promissory note pursuant to a Forbearance Agreement with a lender who owns over 22% of the company (see note 6).  The following relates to balances outstanding on December 31, 2004:  the liability portion of the convertible promissory note was $347,028 and the equity component was $135,445; the promissory note which was due January 2, 2005 was $881,632.

Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal of the convertible promissory note. As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

6.

Convertible Promissory Note -March 31, 2005:

The promissory note, as described in note 5 above, was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $767,889 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

. .. . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

6.

Convertible Promissory Note March 31, 2005: (Continued)

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b)

Issued and Fully Paid -

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Number

Number

Shares of

Amount

Shares of

Amount

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, beginning

60,240,257

$32,455,141

51,136,811

$30,635,410

Common Shares Issued -

-  For cash

-

-

5,637,696

919,745

-  For settlement of debt

-

-

2,465,750

703,036

-  Conversion of promissory note

       6,949,766

     420,218

-

-

-  Exercise of warrants

-

-

1,000,000

196,950

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, ending

67,190,023

$32,875,359

60,240,257

$32,455,141

4444444444444444444444444444444444444444444444444444444444444444444444

On August 31, 2004, 1,000,000 warrants were exercised allowing the holders of the warrants to purchase 1,000,000 shares at US$0.15 per share.  No Class "A" Preference shares have been issued.

During the period, the company received US$90,000 for the private placement of 720,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

. .. . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

  54.04%

Price of the company shares

  $0.23 - $0.26

Dividend yield

   0%

Weighted average expiry date of options

        5 years

Risk free interest rate

3.75%

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding on March 31, 2005 are as follows:

Number

      Expiry Date

of Shares

Option Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

February

  7,

2006

3,170,000

US   $0.05

December

20,

2006

200,000

US   $0.05

September

  6,

2007

275,000

US $0.125

October

10,

2007

200,000

US   $0.20

December

19,

2007

225,000

US   $0.26

April

  8,

2008

250,000

US   $0.26

July

25,

2008

100,000

US   $0.30

September

30,

2009

150,000

US   $0.30 *

October

17,

2009

850,000

US   $0.25

December

 22,

2009

175,000

US   $0.25

December

23,

2009

50,000

US   $0.25 *

May

17,

2010

175,000

US   $0.23

July

5,

2010

150,000

US   $0.26

    *

2004 Stock Option and Stock Bonus Plan.

. ... 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at March 31, 2005:

2005

2004

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

Outstanding, beginning

5,870,000

0.12

5,270,000

0.12

  -  Granted

100,000

0.26

-

 -

  -  Exercised

-

-

-

-

Outstanding, ending

5,970,000

0.13

5,270,000

0.12

Exercisable, ending

5,970,000

0.13

5,270,000

0.12

The following table summarizes information about stock options outstanding and exercisable at

March 31, 2005:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2005

 Contractual Life

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

US $0.05

3,370,000

0.8 years

3,370,000

US $0.125

 275,000

2.4 years

275,000

US $0.20

200,000

2.5 years

200,000

US $0.26

625,000

3.3 years

475,000

US $0.30

250,000

3.9 years

100,000

US $0.25

1,075,000

4.5 years

850,000

US $0.23

175,000

5.1 years

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

5,970,000

5,270,000

4444444444444444444444444444444444444444444444444444444444444444444444

. .. . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

10.

Warrants:

Number

Exercise

      Expiry Date

of Shares

Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January

31,

2006

564,600

US

$0.05

April

30,

2006

200,000

US

$0.30

June

26,

2006

450,000

US

$0.20

3

June

30,

2006

400,000

US

$0.075

June

30,

2006

2,500,000

US

$0.05

3

October

11,

2006

80,000

US

$0.50

January

  9,

2007

2,000,000

US

$0.25

 1,3

January

  9,

2007

2,980,000

US

$0.10

  1,2,3

January

  9,

2007

6,949,766

US

$0.05

1,3

January

  9,

2007

179,167

US

$0.15

1,3

January

  9,

2007

1,600,000

US

$0.50

1,3

May

15,

2007

1,227,129

US

$0.55

June

15,

2009

1,000,000

US

$0.15

3

June

15,

2009

1,437,696

US

$0.20

July

15,

2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January

  2,

2010

3,200,000

US

$0.25

3,4

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

2

US$0.05 up to and including February 7, 2006

3

These warrants have a cashless exercise provision

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31,2005:

. .. . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

10.

Warrants: (Continued)

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

16,818,592

0.21

12,814,229

0.21

  -  Issued

10,149,766

0.11

-

-

  -  Exercised

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

26,968,358

0.17

12,814,229

0.21

4444444444444444444444444444444444444444444444444444444444444444444444

11.

Related Party Transactions:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Transactions During the Year -

Salaries and consulting fees accrued or paid

$76,592

$76,622

Interest paid to director for overdue salary payable

8,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

34,038

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

. .. 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Asia Pacific

$  134,233

$             -

Europe

1,234

2,636

The Americas

15,278

92,297

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$150,745

$94,933

4444444444444444444444444444444444444444444444444444444444444444444444

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

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$      58,257

$      58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$           -

$            -

$         -

4444444444444444444444444444444444444444444444444444444444444444444444

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$   483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

                                                                                        .. . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

15.

Commitments:

The company has entered into an agreement to lease premises from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$23,165

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

           2011

36,800

16.

Subsequent Event:

Subsequent to March 31, 2005 the company received US$50,000 for the private placement of 400,000 units.  Each unit consists of one share and one five year share purchase warrrant with an exercise price of US$0.25.  The units have not been issued.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - Canadian GAAP

$(302,399)

$(249,718)

Adjustments in Respect of:

 Stock- based compensation expense -

employees

-

-

                 non-employees

                                                                    -

                                                          -

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - U.S GAAP

$(302,399)

$(249,718)

4444444444444444444444444444444444444444444444444444444444444444444444

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

...12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

 0%

Weighted average expiry date of options

       5 years

Risk-free interest rate3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2005

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted Average Number of Shares Outstanding:

Canadian GAAP

60,935,233

51,168,350

Less:  Escrow shares

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

U.S. GAAP

60,935,233

51,168,350

4444444444444444444444444444444444444444444444444444444444444444444444

Basic loss per share under U.S. GAAP

$(0.01)

$(0.01)

4444444444444444444444444444444444444444444444444444444444444444444444

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2005

2004

Liabilities - Canadian GAAP

$1,376,099

$1,853,803

Effect of equity portion of

convertible promissory note

234,110

135,445

Liabilities - U.S. GAAP

$1,610,209

$1,989,248

...13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the three months ended March 31, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

2005

2004

Deficit - Canadian GAAP

$(835,887)

$(1,161,235)

Effect of equity portion of

convertible promissory note

(234,110)

(135,445)

Current year adjustment to net income

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

Deficit - U.S. GAAP

$(1,349,812)

$(1,576,495)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

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

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2004 Year End Report and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation's website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first quarter of 2005 increased $55,812 (58%) from $94,933 in 2004 to $150,745 in 2005.  Total expenses increased $108,493 (31%) from $344,651 in  2004 to $453,144 in 2005.  As a result of the $55,812 increase in revenue and $108,493 increase in expenses, the net loss increased $52,681 from $249,718 in 2004 to $302,399 in  2005.

The increase in net loss of $52,681 was primarily a result of the following factors: a foreign exchange recovery of $74,107 versus an expense of $13,541 in  2004; an increase in interest expense of $17,992; an increase of $71,813 in legal expenses resulting from the debt restructuring; an increase of $88,124 in manufacturing reflecting an increased level of business activity and the sale of new rather than reconditioned units; an increase in marketing of $22,779; and the increase in revenue of $55,812.

Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $194,725 at March 31, 2005, for a total decrease of $1,092,298. This decrease in working capital deficiency was a result of three factors: the conversion of a $347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January , 2007; and a decrease in current assets of $153,295.

The aforementioned decrease in current assets of $153,295 was a result of a decrease in cash of $146,810; a decrease in accounts receivable of $54,967; and the addition of a subscription receivable of $60,480 in 2005.

With respect to the capital section of the balance sheet, $420,218 of shares were issued on conversion of the convertible promissory note; the equity component of the convertible promissory note increased by $98,665 after debt restructuring; and the subscription liability increased by $108,864.  The net effect of these changes was a decrease in the capital deficiency of $325,348 from $1,161,235 on December 31, 2004 to $835,887 on March 31, 2005.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $1,532,219 by net financing activities of $1,395,636  is clearly demonstrated in this statement.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

Commentary:   ETG treatment centers are operating in 11 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Singapore, Canada, Mexico, Argentina, Chile and Kuwait.  CosmeticTrichoGenesis units are operating in two countries: United States and Taiwan.

In addition to the market in the United States, the Corporation is focused on the Asia Pacific region and has  entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. ("Gromark") for the exclusive distribution of ETG in Singapore, Malaysia and Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During the third quarter of 2004, Gromark opened its first Asian ETG Treatment Centre in Camden Medical Centre, Singapore's premier medical office, wellness and preventative health facility.  A second ETG Treatment Centre is scheduled to open in Singapore this quarter. In addition, with Gromark's assistance, TrichoGenesis units were shipped to Taiwan and Japan in 2005.  Due to its economic importance, Japan is of particular importance to both Gromark and the Corporation.  Under Gromark's direction the Corporation's technology was introduced to the Japanese medical community at a medical conference last March by two eminent dermatologists.  Gromark has been negotiating with a prospective sub-distributor for Japan, but negotiations have been terminated over issues surrounding the protection of the Corporation's proprietary technology.  Gromark is confident with the ongoing support of the aforementioned dermatologists, appropriate distribution arrangements will be finalized for Japan.  In the interim, Gromark is following up the leads generated at the medical conference.  A total of four CosmeticTrichoGenesis units have been shipped to Taiwan.  Two are operational in spas located in the capitol and two are awaiting installation.

In addition to the foregoing activities in Taiwan and Japan, with Gromark's assistance regulatory approval for ETG as a medical device was obtained  in Thailand earlier this year.  Gromark anticipates completion of a distribution agreement for Thailand in the near term.  The Corporation believes a total of five units will be shipped to Hong Kong and Thailand by the end of the second quarter, thus opening additional new markets for the Corporation's products in Asia.

In addition to the foregoing activities with Gromark, the Corporation has entered into an agreement with GI Meditech Korea Inc ("Meditech") for the distribution of

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

CosmeticTrichoGenesis Mark 5s in Korea.  Meditech has agreed to purchase a minimum of 68 Mark 5s over period of four years with the first shipment scheduled for June.

Based in Seoul, Meditech was founded to distribute highly sophisticated gastro-enterology photo imaging devices to the Korean medical community. Meditech recently expanded its product range to include topical dermatological products as well as specialized raw materials for the pharmaceutical and cosmetic manufacturing industries. Meditech markets its products through a group of sub-distributors appointed in each of the seven provinces of South Korea with an additional sub-distributor responsible exclusively for Seoul, the capital of South Korea.  Meditech intends to market the CosmeticTrichoGenesis Mark 5 unit to dermatologists in private practice, as well as to the medical spa industry before expanding into other appropriate sectors.

During 2004 in the United States, the Corporation has focused on a marketing strategy of appointing exclusive distributors for CosmeticTrichoGenesis in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such definitive agreements have been completed for: North Carolina, New Jersey, Metro New York City and Florida.

On September 15, 2004 the Corporation appointed Peter Laitmon as Manager US Operations.  A marketing executive with more than thirty-five years of experience, Laitmon showcases CTG at his office located at 261 Madison Avenue in New York City.  Laitmon has been operating his own consulting company for more than ten years, and most recently directed the return of the Vespa Motor Scooter to the US, setting up the initial dealer network throughout the Country.  His background (which included time spent at the Clairol Salon Division) can be seen in more detail at: http://www.laitmon.com.  He will focus on growing the CTG distribution network and product usage among varying classes of trade.

On March 24, 2005, the Corporation launched its new website at http://www.current-technology.com.

Recognizing the importance of the spa sector, during May the Corporation joined forces with Trent and Company Inc, a New York public relations firm specializing in this rapidly growing industry.  Amongst other clients, Trent represents Reed Exhibitions promoters of the Spa & Resort/Medical Spa Expo and Conference.  Following Trent's advice, the Corporation introduced CosmeticTrichoGenesis at the spa show on May 22-23 at the Jacob K. Javits Convention Center, New York City.  Trent's introductions resulted in the Corporation being interviewed by media including television, radio, newspapers and magazines.  The first coverage was released  May 27 in Women's Wear Daily. In light of the foregoing, the Corporation terminated its contract with Media First.  In addition, the Corporation introduced CosmeticTrichoGenesis to propective distributors and end users.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

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

Current Technology's equipment is operating in 13 countries and believes at least four new markets will be opened in Asia including Thailand, Malaysia, Hong Kong and Korea.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and  determined that the quality systems maintained by Current Technology and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the "CE Marking of Conformity" to its ETG Mark 1 medical device.

Successful completion of the CE Medical Mark fulfils a pre-condition to shipment of units to various parts of the world.  Local requirements on a country by country basis must still be met and these requirements often result in shipment delays particularly for a new product introduction, but obtaining the CE Medical Mark is an important first step.  In addition, as previously mentioned, approval to market ETG as a medical device has been obtained in Singapore and Thailand.

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first qurater of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

ISO 13485:2003.  Implemented last year and mandatory by March 2006, this is the highest standard issued for medical devices.  The Corporation recently received a copy of the certificate which was issued on April 15, 2005 and is valid until February 25, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2003 through March 31, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

	2005			2004		2003
Canadian Dollars	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	150,745	178,896	10,408	50,204	94,933	44,156	39,988	58,824
Operating loss	302,399	706,518	438,744	364,108	249,718	208,242	277,103	235,176
Net loss	302,399	706,518	438,744	364,108	249,718	209,860	277,103	235,176

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately equal to the combined revenues for 2003 and 2002, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2005, particularly revenue in the United States and Asia, however, quarter by quarter comparisons in 2005 will probably remain less than meaningful.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

LIQUIDITY

The Corporation incurred a net loss of $302,399 during the quarter ended March 31, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $34,599,322 at March 31, 2005. On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to notes 5 and 6 to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States and Asia are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 - 100  units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate by the end of 2005.

CAPITAL RESOURCES

Share Capital:  During period the Corporation issued 6,949,766 shares for $420,218 as the convertible promissory note was converted to equity.

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -

- Conversion of promissory note	6,949,766	420,218

Balance, ending	67,190,023	$32,875,359

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

During the period, the Corporation received US$90,000 for the private placement of 720,000 units. Subsequent to March 31, 2005, the Corporation received US$50,000 for the private placement of 400,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $767,889 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation's property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$76,592

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Quarter End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition or disposition.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

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

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note (see note 5 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to March 31, 2005 (.8267).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $74,107 to March 31, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.  On March 31, 2005 the value was C$12,096.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 67,190,0237 common shares and no preference shares outstanding on March 31, 2005.

Warrants:  The following warrants were outstanding on March 31, 2005.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 31, 2006

564,600

US

$0.05

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

3

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

3

October 11, 2006

80,000

US

$0.50

January 9,

 2007

2,000,000

US

$0.25

  3,4

January 9, 2007

2,980,000

US

$0.10  1,3,4

January 9, 2007

179,167

US

$0.15

3,4

January 9, 2007

1,600,000

US

$0.50

3,4

January 9, 2007

6,949,766

US

$0.05

     3,4

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,437,696

US

$0.20

July

 15, 2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

2,3

1

US$0.05 up to and including February 7, 2006

2

The expiry date is the later of January 2, 2010 and the date that is one year and five business days  after the debt is paid in full.

3

These warrants have a cashless exercise provision

4

The expiry date is the later of January 9, 2007 and the date that is one year and five business days  after the debt is paid in full.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

Stock Options:  The following stock options were outstanding March 31, 2005.

Number

Expiry Date

of Shares

Option Price

February 7, 2006

3,170,000

US   $0.05

December 20, 2006

200,000

US   $0.05

September 6, 2007

275,000

US $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

July 25, 2008

100,000

US   $0.30

September 30, 2009

150,000

US   $0.30*

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

50,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

* 2004 Stock Option and Stock Bonus Plan

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.  Options outstanding under the Plan at March 31, 2005 were as follows:

Number

Expiry Date

of Shares

Option Price

September 30, 2009

500,000

US   $0.30* (1)

December 23, 2009

200,000

US   $0.25* (2)

* Vesting period are as follows:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005 (continued)

1)   50,000 on each of September 30, 2004; December 31, 2004; March 31, 2005; June 30,

                                                                                                                                2005; September 30, 2005; December 31, 2005; March 31,   2006; June 30, 2006; and 100,000 on September 30, 2006.

2)   50,000 on each of March 31, 2005; June 30, 2005; September 30, 2005; and December

        31, 2005.

Note:

A total of 200,000 of the foregoing options were vested on March 31, 2005.

Date:  May 27, 2005.

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Balance Sheet

Exhibit   "A"

Statement of Loss and Deficit

Exhibit   "B"

Statement of Cash Flows

Exhibit   "C"

Notes to Financial Statements

Exhibit   "D"

_________________________________

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of Current Technology Corporation:

We have audited the balance sheets of Current Technology Corporation as at December 31, 2004 and 2003, and the statements of loss and deficit, and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  As required by the Canada Business Corporations Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

February 14, 2005

(Except for Note 16, issued March 22, 2005)

Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes.  The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC

February 14, 2005

(Except for Note 16, issued March 22, 2005)

 Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Balance Sheet

December 31, 2004

(Canadian Dollars)

Assets

2004

   2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Cash

$     205,530

$       27,288

Accounts receivable

113,175

35,124

Inventory

64,321

29,016

Prepaid expenses

183,754

29,447

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

566,780

120,875

Equipment and website development (Note 3)

35,788

29,087

Patents, license and rights (Note 4)

90,000

110,000

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     692,568

$     259,962

4444444444444444444444444444444444444444444444444444444444444444444444444444

Liabilities

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Current:

Accounts payable

$     315,899

$     413,466

Convertible promissory note (Note 5)

347,028

-

Promissory note (Note 6)

881,632

-

Unearned revenue

309,244

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

1,853,803

413,466

Convertible promissory note (Note 5)

-

353,728

Promissory note (Note 6)

-

834,946

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

1,853,803

1,602,140

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Shareholders' Deficiency

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Equity component of convertible promissory notes (Note 5)

135,445

135,445

Share capital (Note 7)

32,455,141

30,635,410

Contributed surplus (Note 8)

545,112

424,812

Deficit, per Exhibit "B"

34,296,933

32,537,845

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

(1,161,235)

(1,342,178)

Future Operations (Note 1)

Commitments (Note 15)

Subsequent Event (Note 16)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$     692,568

$     259,962

4444444444444444444444444444444444444444444444444444444444444444444444444444

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Year Ended December 31, 2004

(Canadian Dollars)

	2004	2003	2002

Revenue	$3334,441	$234,862	$106,788

Expenses:
Amortization	35,320	42,391	36,636
Bank charges and interest	9,850	4,562	29,412
Consulting	-	11,085	32,169
Foreign exchange (recovery)	(81,930)	(217,023)	2,167
Interest on convertible promissory note	19,924	32,181	48,890
Interest on long-term debt	80,445	52,317	11,852
Investor relations	249,305	42,566	16,559
Legal, auditing and filing fees 142,004 132,807 108,465
Manufacturing	196,332	91,141	33,396
Marketing	340,649	79,745	-
Office and other 51,953 43,978 55,059
Public Relations	62,919	86,290	90,650
Regulatory	121,620	86,290	90,650
Rent	51,258	49,267	44,081
Research report	130,802	-	-
Salaries and benefits 360,450 360,890 364,982
Stock-based compensation	120,300	38,200	61,178
Telephone	26,635	26,146	26,670
Tests and studies	108,965	108,650	114,151
Travel 66,728 74,391 41,359
	2,093,529	1,079,811	1,343,134
Loss before other item	1,759,088	844,949	1,236,346
Other item:
Loss on disposal of equipment	-	1,618	-

Net loss	1,759,088	846,567	1,236,346
Deficit, beginning	32,537,845	31,691,278	30,454,932

Deficit, ending, to Exhibit "A"	$34,296,933	$32,537,845	$31,691,278

Basic and fully diluted net loss per share	$(0.03)	$(0.02)	$(0.03)

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2004

(Canadian Dollars)

   2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Operating Activities:

Net Loss, per Exhibit "B"

$(1,759,088)

$(846,567)

$(1,236,346)

                                                    Adjustments for -

Amortization

35,320

42,391

36,636

Loss on disposal of equipment

-       1,618

-

                                                                                                                                                    Promissory note exchanged for warrants issued                                      -                   16,014                  -                                                                                     Stock-based compensation

120,30038,200

                                                                                    120,300                38,200               61,178

Shares issued for debt settlement and

     services provided

703,036

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

(900,432)

(748,344)

(1,138,532)

Changes in non-cash working capital -

(Increase) Decrease in accounts receivable

(78,051)

(7,093)

(16,147)

                                                        (Increase) Decrease in subscription receivable

                                                                                                -                          -                 435,631

(Increase) Decrease in inventory

(35,305)

1,820

(24,524)

(Increase) Decrease in prepaid expenses

(154,307)

(16,084)

8,390

                                                                                Increase (Decrease) in accounts payable

(97,567)18,631

                                                                                    (97,567)               18,631            (124,130)

Increase (Decrease) in unearned revenue

309,244

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash flows (used in) operating activities

(956,418)

(751,070)

(859,312)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Investing Activity:

Purchase of equipment and website development

(22,021)

(17,899)

(35,836)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Financing Activities:

Convertible promissory note

(6,700)

(47,278)

45,091

Promissory note

46,686

474,444

360,502

Issuance of new shares

1,116,695

379,649

1,148,269

Subscription liabilities

-

(72,569)

(644,191)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash flows from financing activities

1,156,681

734,246

909,671

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Increase (Decrease) in Cash

178,242

(34,723)

14,523

Cash, beginning

27,288

62,011

47,488

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Cash, ending

$     205,530

$    27,288

$      62,011

4444444444444444444444444444444444444444444444444444444444444444444444444444

Supplemental Disclosure of Cash Flow Information:

Additional Information -

Interest

$         6,000

$        -

$      23,736

Non-cash Transactions -

Shares issued in lieu of prepaid consulting services

597,293

 23,626

-

Shares issued in settlement of debt

105,743

88,137

-

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $1,759,088 during the year ended December 31, 2004 (2003 - $844,949; 2002 - $1,236,346).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $34,296,933 (2003 - $32,537,845).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

. .. . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.  The company has performed a SFAS 144 impairment analysis and is satisfied with the carrying value of the asset.

f)

Debt Instruments -

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

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

. .. . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) -

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

Distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

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

3.

Equipment and Website Development:

Accumulated

2004

2003

Cost

Amortization

 Net

Net

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Computer equipment and software

$185,791

$173,797

$11,994

$  3,513

Furniture and fixtures

108,029

92,923

15,106

18,546

Office equipment

42,883

40,931

1,952

2,397

Website development

32,348

25,612

6,736

4,631

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$369,051

$333,263

$35,788

$29,087

4444444444444444444444444444444444444444444444444444444444444444444444

 . .. . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is $90,000

(2003 - $110,000).

5.

Convertible Promissory Note:

The company has one convertible promissory note outstanding.

The convertible promissory note is from a lender who owns over 15% of the company.  The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.  The liability portion of this note is $347,028 which includes $146,753 of accrued interest.  The equity component is $135,445.

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

6.

Promissory Note:

The promissory note is from a lender who owns over 15% of the company.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2005.  This note is secured by a general security agreement under which the company has granted a security interest over all of the company's assets, including all intellectual property but subordinate to the convertible promissory note in Note 5.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

. .. . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

7.

Share Capital: (Continued)

b)

Issued and Fully Paid -

2004

2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Number

Number

Shares of

Amount

Shares of

Amount

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, beginning

51,136,811

$30,635,410

48,333,015

$30,255,761

Common Shares Issued -

-  For cash

5,637,696

919,745

397,778

158,915

-  For settlement of debt

2,465,750

703,036

222,684

88,137

-  Exercise of option

-

-

150,000

10,727

-  Exercise of warrants

1,000,000

196,950

2,033,334

121,870

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, ending

60,240,257

$32,455,141

51,136,811

$30,635,410

4444444444444444444444444444444444444444444444444444444444444444444444

On August 31, 2004, 1,000,000 warrants were exercised allowing the holders of the warrants to purchase 1,000,000 shares at US$0.15 per share.  No Class "A" Preference shares have been issued.

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

  0%

Weighted average expiry date of options

        5 years

Risk free interest rate                                                        3.75%

. .. . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding under these plans are as follows:

Number

      Expiry Date

of Shares

Option Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

February

  7,

2006 *

3,170,000

US   $0.05

December

20,

2006 *

200,000

US   $0.05

September

  6,

2007 *

275,000

US $0.125

October

10,

2007 *

200,000

US   $0.20

December

19,

2007 *

225,000

US   $0.26

April

  8,

2008 *

250,000

US   $0.26

July

25,

2008 *

100,000

US   $0.30

September

30,

2009

100,000

US   $0.30

October

17,

2009 *

850,000

US   $0.25

December

22,

2009

175,000

US   $0.25

May

17,

2010 *

175,000

US   $0.23

July

15,

2010

150,000

US   $0.26

    *

On July 5, 2004, the Directors of the company, through Directors' Consent Resolution extended the expiry dates of these options by one year.

The following table summaries information about stock options to purchase common shares outstanding and exercisable at December 31:

2004

2003

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

Outstanding, beginning

5,270,000

0.12

4,570,000

0.08

  -  Granted

600,000

0.26

850,000

0.25

  -  Exercised

-

-

(150,000)

0.05

Outstanding, ending

5,870,000

0.13

5,270,000

0.12

Exercisable, ending

5,870,000

0.13

5,270,000

0.12

. .. 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summarizes information about stock options outstanding and exercisable at

December 31:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2004

 Contractual Life

2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

US $0.05

3,370,000

1.1 years

3,370,000

US $0.125

 275,000

2.7 years

275,000

US $0.20

200,000

2.8 years

200,000

US $0.26

625,000

3.7 years

475,000

US $0.30

200,000

4.2 years

100,000

US $0.25

1,025,000

4.8 years

850,000

US $0.23

175,000

5.4 years

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

5,870,000

5,270,000

4444444444444444444444444444444444444444444444444444444444444444444444

10.

Warrants:

Number

Exercise

      Expiry Date

of Shares

Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January

  3,

2005

2,000,000

US

$0.25

4

January

31,

2006

564,600

US

$0.05

February

  7,

2006

2,980,000

US

$0.10

1,4

April

30,

2006

200,000

US

$0.30

June

26,

2006

450,000

US

$0.20

2,4

June

30,

2006

400,000

US

$0.075

June

30,

2006

2,500,000

US

$0.05

2,4

September

27,

2006

179,167

US

$0.15

4

October

11,

2006

1,680,000

US

$0.50

3

May

15,

2007

1,227,129

US

$0.55

June

15,

2009

1,000,000

US

$0.15

4

June

15,

2009

1,437,696

US

$0.20

July

15,

2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

1

US$0.05 up to and including February 7, 2005

2

These warrants were extended by one year per Directors' Consent Resolution dated

July 5, 2004

3

1,600,000 of these warrants have a cashless exercise provision

4

These warrants have a cashless exercise provision

. .. . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

10.

Warrants: (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

2004

2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

12,814,229

0.21

14,637,101

0.19

  -  Issued

5,637,696

0.19

1,210,462

0.36

  -  Exercised

(1,000,000)

0.15

(2,033,334)

0.06

  -  Expired

(633,333)

0.25

(1,000,000)

0.25

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

16,818,592

0.21

12,814,229

0.21

4444444444444444444444444444444444444444444444444444444444444444444444

11.

Related Party Transactions:

2004

2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,738

$293,845

Interest paid to director for overdue salary payable

6,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

39,682

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

. .. . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

12.

Financial Instruments: (Continued)

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2004

2003

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Asia Pacific

$  23,735

$    7,337

Europe

33,075

37,381

The Americas

277,631

190,144

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$334,441

$234,862

4444444444444444444444444444444444444444444444444444444444444444444444

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

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$      58,257

$      58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$           -

$            -

$         -

4444444444444444444444444444444444444444444444444444444444444444444444

. .. . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

14.

Income Taxes: (Continued)

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$   483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

15.

Commitments

The company has entered into an agreement to lease a new premise from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$28,259

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

2011

36,800

16.

Subsequent Event:

Subsequent to year-end, the company restructured the convertible promissory note and promissory note referred to in Notes 5 and 6 above pursuant to a Forbearance Agreement dated March 22, 2005.  The following are results of the restructuring agreement.

Convertible promissory note principal, as described in note 5 above, has been converted into shares and share purchase warrants of the company.  The company has agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of March 29, 2006 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

The promissory note, as described in note 6 above, was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

. .. 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

16.

Subsequent Event: (Continued)

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $950,633 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - Canadian GAAP

$(1,759,088)

$(846,567)

$(1,236,346)

Adjustments in Respect of:

 Stock- based compensation expense -

employees

-

-

-

                 non-employees

-

-       ))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Net Loss - U.S GAAP

$(1,759,088)

$(846,567)

$(1,236,346)

4444444444444444444444444444444444444444444444444444444444444444444444

. .. . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

0%

Weighted average expiry date of options

      5 years

Risk-free interest rate                                                              3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2004

2003

2002

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Weighted Average Number of Shares Outstanding:

Canadian GAAP

54,477,115

48,595,542

47,333,293

Less:  Escrow shares

-

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

U.S. GAAP

54,477,115

48,595,542

47,333,293

4444444444444444444444444444444444444444444444444444444444444444444444

Basic loss per share under U.S. GAAP

$(0.03)

$(0.02)

$(0.03)

4444444444444444444444444444444444444444444444444444444444444444444444

. .. . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2004

2003

2002

Liabilities - Canadian GAAP

$1,853,803

$1,602,140

$1,149,640

Effect of equity portion of

convertible promissory note

135,445

135,445

142,148

Liabilities - U.S. GAAP

$1,989,248

$1,737,585

$1,291,788

2004

2003

2002

Deficit - Canadian GAAP

$(1,161,235)

$(1,342,178)

$   (850,202)

Effect of equity portion of

convertible promissory note

(135,445)

(135,445)

(142,148)

Current year adjustment to net income

-

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

(279,815)

Deficit - U.S. GAAP

$(1,576,495)

$(1,757,438)

$(1,272,165)

 . .. 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

December 31, 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

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

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with audited financial statements for the year ended December 31, 2004 and notes thereto and news releases issued by the Corporation during the period January 1, 2004 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation's website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Distributors in Metro New York City, New Jersey, North Carolina and Florida are offering CTG and it will soon be available in additional markets.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  During 2004, approximately one third of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	35,320	35,320
Bank charges and interest	-	9,850	9,850
Foreign Exchange (recovery)	-	(81,930)	(81,930)
Interest on convertible promissory note	-	19,924	19,924
Interest on long term debt	-	80,445	80,445
Investor relations	216,615	32,690	249,305
Legal, auditing and filing fees	-	142,004	142,004
Manufacturing	-	196,332	196,332
Marketing	251,406	89,243	340,649
Office and other	-	51,953	51,953
Public Relations	25,218	37,701	62,919
Regulatory	-	121,620	121,620
Rent	-	51,258	51,258
Research Report	130,802	-	130,802
Salaries and benefits	-	360,450	360,450
Stock-based compensation	120,300	-	120,300
Telephone	-	26,635	26,635
Test and studies	17,420	91,545	108,965
Travel	-	66,728	66,728

	$761,761	$1,331,768	$2,093,529

Revenue increased from $234,862 in 2003 to $334,441 in 2004.  Total expenses increased from $1,079,811 in 2003 to $2,093,529 in 2004.  As a result of the modest increase in revenue and significant increase in expenses, the net loss increased from $846,567 in 2003 to $1,759,088 in 2004, an increase of $912,521.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

The increase in net loss of $912,521 during 2004 was primarily a result of the following factors: a reduced foreign exchange recovery of $81,930 in 2004 versus a recovery of $217,023 in 2003 translating into a net increase in such expense of $135,093 in 2004; an increase in investor relations of $206,739 ($249,305 <of which $216,615 was stock based> in 2004 versus $42,566 in 2003; an increase in manufacturing of $105,191 ($196,332 versus $91,141); an increase in marketing of $260,904 ($340,649 <of which $251,406 was stock-based > in 2004 versus $79,745 in 2003; an increase in regulatory of $101,393 ($121,620 versus $20,227); a stock-based expenditure of $130,802 for research report services; and an increase in stock-based compensation from the issuance of incentive stock options of $82,100 ($120,300 versus $38,200).

Balance Sheet:  The working capital deficiency increased significantly from $292,591 at December 31, 2003 to $1,287,023 at December 31, 2004, for a total increase of $994,432.  This increase was a result of two factors: a promissory note due January 2, 2005 moving from long-term debt ($834,946 in 2003) to current liabilities ($881,632 in 2004) as a result of its due date being less than one year after the statement date, and a convertible promissory note due August 31, 2005 moving from long-term debt ($353,728 in 2003) to current liabilities ($347,028 in 2004) also as a result of its due date being less than one year after the statement date. This increase in liabilities was partially offset by an increase in current assets of $445,905 ($566,780 in 2004 versus $120,875 in 2003).  As a result of the aforementioned changes in the classifications of the promissory note and convertible promissory note, long-term debt decreased by $1,188,674 from $1,188,674 in 2003 to nil in 2004.  Subsequent to the year end, the corporation restructured both the convertible promissory note and the promissory note pursuant to a Forbearance Agreement dated March 22, 2005, described in detail in Note 16 (Subsequent Event) to the financial statements and in the Capital Resources section herein.

The aforementioned increase in current assets of $445,905 is primarily comprised of the following: a significant increase in cash of $178,242 reflecting enhanced capital raising opportunities ($1,116,695 in 2004 versus $291,209 in 2003); an increase in prepaid expenses of $154,307 ($183,754 in 2004 versus $29,447 in 2003); an increase in inventory of $35,305 ($64,321 versus $29,016 on December 31, 2003); and an increase in accounts receivable of $78,051 ($113,175 versus $35,124).

With respect to the capital section of the balance sheet, $1,819,731 of shares were issued being $703,036 as a settlement of debt; $196,950 from the exercise of warrants; and $919,745 of private placement funds.  The net affect of these changes was a decrease in capital deficiency of $180,943 from $1,342,178 in 2003 to $1,161,235 in 2004.

Statement of Cash Flows:  The funding of operating activities which resulted in a net outflow of $956,418 by net financing activities of $1,156,681 is clearly demonstrated in this statement.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

Commentary:  At the end of 2004, ETG treatment centers were operating in 11 countries:  Ireland, Cyprus, Greece, New Zealand, Australia, Singapore, Canada, Mexico, Argentina, Chile and Kuwait.  During 2004, the Corporation entered into definitive distribution agreements with Gromark Consumers Enterprise Pte. Ltd. ("Gromark") for the exclusive distribution of ETG in Singapore, Malaysia and Hong Kong.  In total, these agreements provide for the purchase by Gromark of a minimum of 52 ETGs over the next three years.  In addition, with Gromark's assistance, TrichoGenesis units were shipped to Taiwan and Japan in 2005.

In business for over 20 years and with strong regional business interests and networks throughout Asia and the Indian sub-continent, Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessy Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

During the third quarter of 2003, Gromark opened its first Asian ETG Treatment Center in Camden Medical Centre, Singapore's premier medical office, wellness and preventative health facility.  As further evidence of the growing importance of its relationship with Gromark, the Corporation appointed Gromark's Medical Director Dr. Eugene Hong C.J. to its Medical and Scientific Advisory Board.  Dr. Hong earned an MBBS, Bachelor Medicine and Surgery from Monash University (Australia) and is a Diplomate of the American Board of Anti-Aging Medicine.

During 2004 in the United States, the Corporation has focused on a marketing strategy of appointing exclusive distributors for CosmeticTrichoGenesis in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.  Four such definitive agreements have been completed for: North Carolina, New Jersey, Metro New York City and Florida.  A letter of intent announced June 8, 2004 for Maryland and Washington DC has been terminated, as the prospective distributor shifted focus away from the beauty space.

On September 15, 2004 the Corporation appointed Peter Laitmon as Manager US Operations.  A marketing executive with more than thirty-five years of experience, Laitmon will showcase CTG at his office located at 261 Madison Avenue in New York City.  Laitmon has been operating his own consulting company for more than ten years, and most recently directed the return of the Vespa Motor Scooter to the US, setting up the initial dealer network throughout the Country.  His background (which included time spent at the Clairol Salon Division) can be seen in more detail at: http://www.laitmon.com.  He will focus on growing the CTG distribution network and product usage among varying classes of trade.

On January 18, 2005 the Corporation appointed Media First Public Relations, Inc., to promote CTG in the United States.  With news bureaus in New York, Los Angeles, Silicon Valley, Boston, Washington DC and Cleveland, Media First is a media relations firm specializing in technology, healthcare and corporate management issues.  On March 24, 2005, the Corporation

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

launched its new website at http://www.current-technology.com.  The site provides extensive information on the two separate and distinct products emanating from the proprietary TrichoGenesis platform:  ElectroTrichoGenesis and CosmeticTrichoGenesis.  Working in conjunction with Media First, Peter Laitmon plans to use the enhanced website to introduce prospective consumers and distributors to CosmeticTrichoGenesis in the United States.

SELECTED ANNUAL INFORMATION

2004

2003

2002

Revenue

$334,441

$234,862

$106,788

Operating loss

$1,759,088

$844,949

$1,236,346

Net loss

$1,759,088

$846,567

$1,236,346

Total assets

$692,568

$259,962

$299,438

Long term debt

Nil

$1,188,674

$754,805

Dividends

Nil

Nil

Nil

Net loss per share

0.03

0.02

0.03

The financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in note 17 to the financial statements.  In addition to note 17, please refer to the Auditors' Report.  The reporting currency is Canadian dollars.

During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions.

Revenue increased by approximately $100,000 (43% increase over 2003), with a particular focus on markets in the United States and Asia.  The net loss increased by over $900,000 (108% increase over 2003).  As previously noted, during 2004 over one-third of expenses were stock-based rather than cash-based.  It is reasonable to state, therefore, that over 83% of the increase in net loss ($761,761 of $912,521) was represented by the issuance of either common shares for the settlement of debt or granting of incentive stock options.

The increase in total assets of $432,606 ($692,568 in 2004 versus $259,962 in 2003) is represented by an increase in current assets of $445,905 ($566,780 in 2004 versus $120,875 in 2003), including increases in all categories of cash, accounts receivable, inventory and prepaid expenses.  These increases represent an enhanced level of activity which is only partially reflected in the modest (in dollar rather than percentage terms) increase in revenue.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

The most significant balance sheet change is the lack of long-term debt in 2004 resulting from the reclassification of the convertible promissory note due August 31, 2005 ($347,028) and the promissory note due January 2, 2005 ($881,632) to current liabilities.  Subsequent to the year end, the Corporation restructured both the convertible promissory note and the promissory note pursuant to a Forbearance Agreement dated March 22, 2005, described in detail in note 16 (Subsequent Event) to the financial statements and in the Capital Resources section herein.

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

Current Technology's equipment is operating in 13 countries with at least three new markets scheduled to be opened in Asia including Taiwan, Malaysia and Hong Kong.  Marketing of CTG units has commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by a shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.  However, the Corporation believes that because of its enhanced capital raising activities there is reason for a degree of optimism.  In addition, at the end of the second quarter in 2004, the Corporation had orders in hand with deposits which supported the decision to recommence manufacturing.  Deliveries from said manufacturing commenced in November of last year.

During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and  determined that the quality systems maintained by Current Technology and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the "CE Marking of Conformity" to its ETG Mark 1 medical device.

Successful completion of the CE Medical Mark fulfils a pre-condition to shipment of units to various parts of the world.  Local requirements on a country by country basis must still be met and these requirements often result in shipment delays particularly for a new product introduction, but obtaining the CE Medical Mark is an important first step.  In addition, approval to market ETG as a medical device has been obtained in Singapore and Thailand.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2003 through December 31, 2004.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

		2004				2003
Canadian Dollars	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	178,896	10,408	50,204	94,933	44,156	39,988	58,824	91,894
Operating loss	706,518	438,744	364,108	249,718	208,242	277,103	235,176	124,428
Net loss	706,518	438,744	364,108	249,718	209,860	277,103	235,176	124,428

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved financial capability and portends future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was greater than combined revenues for 2003 and 2002, revenue can only be described as modest at best.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2005, particularly revenue in

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

the United States and Asia, however, quarter by quarter comparisons in 2005 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $1,759,088 during the year ended December 31, 2004.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $34,296,933 at December 31, 2004.  On December 31, 2004 the Corporation was faced with two obligations to its largest shareholder:  a promissory note in the amount of $881,632 due January 2, 2005 and a convertible promissory note in the amount of $347,028 (with an equity component of $135, 445) due August 15, 2005.  On March 22, 2005 the Corporation finalized a Forbearance Agreement which resulted in the early conversion of the convertible promissory note to equity and the restructuring of the promissory note to a convertible promissory note due January 2007.  Please refer to note 16 (Subsequent Event) to the financial statements and the following Capital Resources section for a more detailed description of the particulars.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes marketing efforts in the United States and Asia are starting to gain traction.  The Corporation further believes it needs to achieve an annual run rate of 80 - 100  units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve an equivalent monthly run rate by the end of 2005.

CAPITAL RESOURCES

Share Capital:  During the year 2004 the Corporation issued 2,465,750 shares for $703,036 as settlement of debt 1,000,000 shares for $196,950 upon the exercise of warrants and 5,637,696 shares for $919,745 by way of private placements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410
Common Shares Issued -
- For settlement of debt	2,465,750	703,036
- For cash	5,637,696	919,745
- Exercise of warrants	1,000,000*	196,950
Balance, ending	60,240,257	$32,455,141

*On August 9, 2004 1,000,000 warrants were exercised allowing the holder to purchase 1,000,000 shares at US$0.15 per share.  The five year warrants were issued pursuant to a private placement 0f 2,000,000 units completed on June 15, 2004.  To facilitate the early exercise of the 1,000,000 warrants, the Corporation reduced the exercise price of the warrants from US$.20 to US$0.15 and added a cashless exercise provision to the remaining 1,000,000 unexercised warrants.

Subsequent to the year end, the Corporation received US$140,000 for the private placement of 1,120,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

Convertible Promissory Note:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 15% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of March 29, 2006 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, the conversion price for the transaction was negotiated at par, not at a discount to market.

Promissory Note:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was restructured to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to year-end and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $950,633 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the Corporation agreed to grant the lendor security interest over all the Corporation's property and assets, including all intellectual property.  Once again it should be noted the conversion price was set at the prevailing market price, not at a discount to market.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

As additional consideration for the above debt restructuring, the Corporation agreed to issue 3,200,000 share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Corporation also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions During the Year -

Salaries and consulting fees accrued or paid

$293,738

Interest paid to director for overdue salary payable

6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

26,608

On July 5, 2004 the expiry date of 2,500,000 warrants held by two directors was extended to June 30, 2006 and a cashless exercise provision was added.

FOURTH QUARTER

Sales in Q4 of 2004 were greater than those in any other quarter under comparison as new units from manufacturing started to become available.  As previously discussed, however, (please see Summary of Quarterly Results) quarterly comparisons are not overly meaningful at this stage of the Corporation's development.

With respect to financial matters, the most important development in Q4 of 2004 was the negotiation which resulted in the Forbearance Agreement.  This is adequately covered in the Capital Resources section of this MD&A.  For further information please see note 16 to the financial statements.

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition or disposition.

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

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

The net result of this change is an expense of $61,178 in 2002, $38,200 in 2003 and $120,300 in 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On December 31, 2004 the Corporation had a convertible promissory note (see note 6 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2004 (.8319).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023 and in a modest foreign exchange gain of $81,930 in 2004.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$12,020 on December 31, 2004.

The reader should also note the explanation of the equity component of the convertible promissory note in note 6 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 60,240,257 common shares and no preference shares outstanding on December 31, 2004.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

Warrants:  The following warrants were outstanding on December 31, 2004.

Number

Exercise

Expiry Date

of Shares

Price

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

January 3,

2005

2,000,000

US

$0.25

4

January 31, 2006

564,600

US

$0.05

February 7, 2006

2,980,000

US

$0.10

1, 4

April 30, 2006

200,000

US

$0.30

June 26, 2006

450,000

US

$0.20

2, 4

June 30, 2006

400,000

US

$0.075

June 30, 2006

2,500,000

US

$0.05

2, 4

September 27, 2006

179,167

US

$0.15

4

October 11, 2006

1,680,000

US

$0.50

3

May 15, 2007

1,227,129

US

$0.55

June 15, 2009

1,000,000

US

$0.15

4

June 15, 2009

1,437,696

US

$0.20

July

 15, 2009

1,000,000

US

$0.20

December

29,

2009

1,200,000

US

$0.25

1

US$0.05 up to and including February 7, 2005

2

These warrants were extended by one year per Directors' Consent Resolution dated

July 5, 2004

3

1,600,000 of these warrants have a cashless exercise provision

4

These warrants have a cashless exercise provision

Stock Options:  The following stock options were outstanding December 31, 2004.

Number

Expiry Date

of Shares

Option Price

February 7, 2006 *

3,170,000

US   $0.05

December 20, 2006 *

200,000

US   $0.05

September 6, 2007 *

275,000

US $0.125

October 10, 2007 *

200,000

US   $0.20

December 19, 2007 *

225,000

US   $0.26

April 8, 2008 *

250,000

US   $0.26

July 25, 2008 *

100,000

US   $0.30

September 30, 2009

100,000

US   $0.30

October 17, 2009 *

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

May 17, 2010 *

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2004 (continued)

    * On July 5, 2004, the Directors of the company, through Directors' Consent Resolution extended the expiry dates of these options by one year.

From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  Options to purchase 175,000 shares at US$0.23; 175,000 shares at US$0.25; and 150,000 shares at US$0.26 were granted in 2004.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.  Options outstanding under the Plan at December 2004 were as follows:

Number

Expiry Date

of Shares

Option Price

September 30, 2009

500,000

US   $0.30* (1)

December 23, 2009

200,000

US   $0.25* (2)

* Vesting period are as follows:

1)   50,000 on each of September 30, 2004; December 31, 2004; March 31, 2005; June 30,

                                                                                                                                                2005; September 30, 2005; December 31, 2005; March 31, 2006; June 30, 2006; and 100,000 on September 30, 2006.

2)   50,000 on each of March 31, 2005; June 30, 2005; September 30, 2005; and December

31, 2005.

Note:

A total of 100,000 of the foregoing options were vested on December 31, 2004.

During Q4 of 2004 the Corporation issued 875,750 shares at US $0.25 per share as Stock Bonuses under the Plan for settlement of debts.

Date:  April 25, 2005.

FORBEARANCE AGREEMENT

THIS AGREEMENT is dated the 22 day of March, 2005.

BETWEEN:

CURRENT TECHNOLOGY CORPORATION, having a registered and records office at 2800 Park Place, 666 Burrard St., Vancouver, British Columbia

(the "Borrower")

AND:

KEITH DENNER, of 5901 Vista Drive, West Des Moines, Iowa  50266

(the "Lender")

WHEREAS:

A.

The Borrower is indebted to the Lender pursuant to, among other things:

(a)

a security and loan agreement dated for reference October 22, 2002 as restated by a letter agreement dated December 29, 2003, and as further restated by a loan agreement extension and amendment agreement dated January 18, 2005 (collectively, the "Loan Agreement"); and

(b)

a convertible promissory note dated as of September 11, 2000, as restated by an agreement dated for reference January 19, 2001, and a letter agreement dated March 29, 2001, issued in favour of the Lender by the Borrower (collectively, the "Convertible Note");

B.

The existing Loan Agreement has a maturity date of January 31, 2005.  The Borrower is not in a financial condition at the present time to allow repayment of its obligations under the Loan Agreement and has requested that the Lender extend the maturity date, by waiving the debt acceleration clause and allowing a new maturity date of January 2, 2007 (the "Loan Maturity Date").  The Lender and the Borrower have agreed that the failure of the Borrower to perform its obligations under the Loan Agreement and the extension of the maturity date under this Agreement is not intended to constitute a modification of the Borrower's

VAN01: 2068101: v9

obligations under the Loan Agreement and that this Agreement will document an extension of the original terms of the debt obligations under the Loan Agreement;

C.

The Convertible Note currently matures, and all amounts owing under the Convertible Note are due and payable, on August 31, 2005 (the "Note Maturity Date");

D.

The Lender has agreed to forbear from making demand under the Loan Agreement, and to restate all of the debt (the "Debt") owing by the Borrower to the Lender (the "Restatement"), including without limitation the obligations of the Borrower to the Lender under the Loan Agreement and the Convertible Note, on the terms and conditions set out herein;

E.

The Lender has advanced funds, and may advance additional funds, to the Borrower, in connection with the Restatement or for the Borrower's business operations (any such advances collectively, the "Advances"), and the Borrower has agreed that the Advances will be added to the outstanding principal amount under the Loan Agreement; and

F.

In consideration of the Lender's forbearance and restatement of the Debt, the Borrower has agreed to issue certain shares and warrants and to grant certain other rights to the Lender, on the terms and conditions set out herein.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the Borrower and the Lender hereby covenant and agree as follows:

1.

All dollar amounts set out in this Agreement are expressed in US funds unless otherwise indicated.

2.

Debt Owed to Lender by Borrower.  The parties confirm and agree that as of March 22, 2005, the amount owing:

(a)

under the Loan Agreement was $826, 334.75, with interest accruing at $200.95 per diem (collectively, the "Loan Amount"), ; and

(b)

under the Convertible Note was $347,488.30 (the "Note Amount"), with no interest accruing thereon.

3.

Restatement Of Debt.  On the Date of Closing of the matters contemplated by this Agreement ("Closing"), the obligations of the Borrower with respect to:

(a)

the Loan Amount will be restated by the Borrower issuing in favour of the Lender:

(i)

a convertible grid promissory note (the "Note") in the form attached hereto as Schedule "A" pursuant to which the Lender shall make Advances to be recorded on the grid portion of the Note being Schedule "A" thereto; and

VAN01: 2068101: v9

(ii)

3,200,000 share purchase warrants exercisable for common shares in the capital of the Borrower ("Shares") with an exercise price of $0.25 per Share and an expiry date of the later of: (A) January 2, 2010; and (B) the date which is one year and five (5) business days after the date on which all amounts owing under the Note, including any interest outstanding thereon, have been repaid (the "Repayment Date"), on the terms set out in the form of warrant certificate attached as Schedule "B" hereto (collectively, the "First New Warrants"); and

(b)

the Note Amount will be restated by conversion of the Note Amount to:

(i)

6,949,766 Shares, and the Borrower shall deliver to the Lender concurrently with the execution of this Agreement the following share certificates showing the Lender as the holder of the 6,949,766 Shares:

(A)

one share certificate for 2,000,000 Shares;

(B)

three share certificates for 1,000,000 Shares each;

(C)

two share certificates for 500,000 Shares each;

(D)

six share certificates for 100,000 Shares each;

(E)

four share certificates for 50,000 Shares each;

(F)

four share certificates for 25,000 Shares each;

(G)

four share certificates for 10,000 Shares each; and

(H)

one share certificate for 9,766 Shares.

(ii)

6,949,766 share purchase warrants exercisable for Shares with an exercise price of $0.05 per Share and an expiry date of the later of January 9, 2007 and the Repayment Date, in the same denominations as the share certificates set out in Section 3(b)(i) above, and on the terms set out in the form of warrant certificate attached as Schedule "B" hereto (the "Second New Warrants", and together with the First New Warrants, collectively, the "New Warrants").

4.

Prepayment of Note.  Notwithstanding the terms of the Note, the Borrower shall have the right to prepay the Note in whole or in part, without notice, bonus or penalty, as follows:

(a)

the Borrower shall deliver to Borden Ladner Gervais LLP ("BLG"), attn: Magnus Verbrugge, the funds that it intends to use for full or partial repayment of the obligations then outstanding under the Note (the "Funds");

(b)

upon receipt of the Funds, BLG shall hold the Funds in trust for seven (7) business days, during which period the Lender shall have the right, in its sole and unfettered discretion, to accept the Funds in full or partial repayment of the obligations under the Note;

(c)

if the Lender declines to accept the Funds in full or partial repayment of the obligations under the Note, the Lender must convert debt, and shall be deemed to

VAN01: 2068101: v9

have elected to convert without further steps or proceedings under the Note (in an amount equal to the amount of the Funds) to Shares, at the conversion price provided in the Note (the "Conversion Election");

(d)

upon the occurrence of a Conversion Election, if any, the Lender shall instruct BLG to return the Funds to the Borrower immediately upon receipt by BLG of a share certificate showing the Lender as the registered owner of the Shares issued pursuant to the Conversion Election;

(e)

upon the Lender's acceptance of the Funds in full or partial payment of the obligations under the Note, BLG shall deliver the Funds to the Lender or as the Lender may direct.  All Funds accepted by the Lender in full or partial repayment of the obligations under the Note shall be credited and applied in accordance with the terms of the Note, as at the date such Funds are delivered to BLG pursuant to Section 4(a) above; and

(f)

any costs incurred by BLG with respect to holding the Funds shall be for the Lender's account.

5.

Security.  As security for repayment of the obligations of the Borrower under the Note, the Borrower will grant to the Lender a general security agreement in the form attached hereto as Schedule "D" (the "GSA"), charging all of the Borrower's presently owned and after-acquired personal property, and including a floating charge on real property.

6.

Termination of Lender's Matching Rights.  This Agreement terminates any right of the Lender under any prior agreement with the Borrower to match arm's length private placement transactions entered into by the Borrower with third parties.

7.

Existing Warrants.  The expiry date of the share purchase warrants already held by the Lender, as set out in Schedule "E" hereto (the "Existing Warrants", and together with the New Warrants, the "Warrants") will be extended to, in each case, the New Expiry Date set out in Schedule "E" hereto.  In addition and for greater certainty, all Existing Warrants shall be restated in the form of the warrant certificate attached as Schedule "C", with the expiry date and the exercise price for such Existing Warrants as set out in Schedule "E", and upon the Closing, any certificates that previously represented Existing Warrants prior to such restatement shall be null and void.

8.

Positive Covenants.  The Borrower hereby covenants and agrees as follows:

(a)

subject always to the Borrower's compliance with applicable securities laws, promptly upon becoming aware of any development or other information which would result in or could reasonably be expected to result in a material adverse effect on the Borrower's business or prospects, notice by telephone or facsimile transmission to the Lender specifying the nature of such development or information and such anticipated effect;

(b)

to preserve and maintain in full force and effect its corporate existence and all qualifications to carry on the Borrower's business, including without limitation,

VAN01: 2068101: v9

all rights (statutory and other) and all consents and authorizations relating thereto, the failure to preserve or maintain which could have a material adverse effect on the Borrower's business or prospects;

(c)

to pay and discharge before the same shall become delinquent, all taxes, assessments, charges or levies imposed upon or in respect of the Borrower or its business, assets or properties, and all lawful claims (including without limitation claims for labour, materials, supplies or services) which, if unpaid, might become a lien or charge upon or in respect of the Borrower or its business, assets or properties;

(d)

to keep proper books of record and account in respect of the Business, in which full and correct entries shall be made of all financial transactions and the assets and operations in respect of the Borrower's business in accordance with generally accepted accounting principles;

(e)

to make full and timely payment of its obligations hereunder and under the agreements contemplated hereby, whether now existing or hereafter arising, and duly comply with all the terms and covenants contained in each of this Agreement and the agreements contemplated hereby;

(f)

to maintain in good standing the intellectual property owned by it and used in or necessary for the conduct of its business, and its rights in the intellectual property licensed by it and to it necessary or desirable for the conduct of its business;

(g)

at the Borrower's cost and expense, upon the reasonable request of the Lender, duly execute and deliver to the Lender such further instruments and do such other acts as may be necessary or proper in the reasonable opinion of the Lender to carry out more effectually the provisions and purposes of this Agreement and agreements contemplated herein;

(h)

in the event that any third party (an "Offeror") offers to acquire, by way of a take-over bid, plan of arrangement, amalgamation, merger or other similar transaction, legal or beneficial ownership (including Shares already owned by the Offeror) of 20% or more of the Shares outstanding at that time, the Borrower will use its best efforts to cause the Offeror to concurrently offer to acquire from the Lender all of the Existing Warrants and the New Warrants (together, the "Warrants") at an aggregate price equal to the difference between: (i) the total consideration the Lender would receive from the Offeror if he exercised all of the Warrants using the Cash Method (as defined in the certificates representing the Warrants) and sold the resulting Common Shares to the Offeror pursuant to the terms of such offer; and (ii) the total amount of cash the Lender would have to pay to exercise such Warrants; and

(i)

with a view to making available to the Lender the benefits of certain rules and regulations of the United States Securities and Exchange Commission (the "SEC"), which may permit the sale of securities of the Borrower held by the

VAN01: 2068101: v9

Lender to the public without registration, the Borrower agrees to use its best efforts to (i) make and keep public information available, as those terms are understood and defined in Rule 144 of the United States Securities Act of 1933, as amended (the "Securities Act") or any similar or analogous rule promulgated under the Securities Act, at all times, (ii) file with the SEC, in a timely manner, all reports and other documents required of the Borrower under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (iii) so long as the Lender owns any securities of the Borrower which are "restricted securities" as such term is defined under Rule 144(a)(3) under the Exchange Act, furnish to the Lender forthwith upon request: (A) a written statement by the Borrower as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act; (B) a copy of the most recent annual or quarterly report of the Borrower; and (C) such other reports and documents as the Lender may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

9.

Negative Covenants.  The Borrower hereby covenants and agrees that until all obligations of the Borrower to the Lender under the Note are satisfied in full, the Borrower shall not, without the prior written consent of the Lender (except that such prior written consent shall not be required under section 9(g)):

(a)

create, incur, assume or suffer to exist, any lien or charge on any of its property or assets now owned or hereafter acquired other than (i) the security interests granted to the Lender pursuant to the GSA, (ii) security interests granted in connection with equipment loans or leases, and (iii) Permitted Encumbrances (as defined in the GSA), or liens or charges ranking subsequent to the Lender's security interests, and granted in the ordinary course of the Borrower's business;

(b)

create, incur, assume or suffer to exist, contingently or otherwise, any debt to any person other than (i) the Lender, (ii) equipment lessors in the ordinary course of business, or (iii) debts to third parties incurred in the ordinary course of the Borrower's business;

(c)

provide financial assistance to any other person by way of guarantee, indemnity or otherwise;

(d)

dispose of any of its property or assets (other than inventory in the ordinary course of the Borrower's business) having a value in excess of $20,000;

(e)

enter into any plan of arrangement, continuation, merger or amalgamation with any other entity, or effect any other corporate reorganization of any kind;

(f)

change its capital structure in any way without the Lender's prior written consent, and for greater certainty (but without limiting the generality of the foregoing) the Borrower shall not declare or pay any dividends to shareholders redeem, retract or repurchase and Shares or return any capital to shareholders;

VAN01: 2068101: v9

(g)

without first obtaining an authorizing resolution of the board of directors of the Borrower, make any new public offerings, enter into any new private placements, or issue new warrants, options, Shares or share rights to any person;

(h)

change its corporate name, make material amendments to its constating documents, or change its place of business or the location of its ; or

(i)

enter into any agreement granting any holder or prospective holder of any securities of the Borrower any rights with respect to the registration of the resale of such securities under the Securities Act or with respect to the equivalent resale of such securities under applicable Canadian securities legislation.

10.

Representations and Warranties.  The Borrower represents and warrants that:

(a)

the Borrower is a corporation duly continued and validly subsisting under the federal laws of Canada;

(b)

the Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement and each of the agreements contemplated herein, and has full corporate power and capacity to own and operate its property and to carry on its business;

(c)

this Agreement has been duly executed and delivered by the Borrower and this Agreement constitutes, and the agreements contemplated herein when duly executed by the Borrower and delivered for value will constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their respective terms, subject only to (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(d)

there are no actions, suits or proceedings pending or, to the knowledge of the Borrower after due inquiry, threatened against or affecting the Borrower (nor, to the knowledge of the Borrower after due inquiry, any basis therefor);

(e)

the Borrower is not in breach of or in default under, nor will the entering into of this Agreement or the agreements contemplated herein result in a breach of or default under, in any respect its articles or by-laws;

(f)

the Borrower has filed all forms, reports, schedules, statements and other documents required to be filed by it during the 12 months immediately preceding the date of this Agreement (collectively, as supplemented and amended since the time of filing, the "SEC Reports") with the SEC.  The SEC Reports (i) were prepared in all material respects in accordance with all applicable requirements of the Securities Act and the Exchange Act and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements

VAN01: 2068101: v9

therein, in light of the circumstances under which they were made, not misleading; and

(g)

the audited financial statements and unaudited interim financial statements of the Borrower included or incorporated by reference in the SEC Reports have been prepared in accordance with Canadian generally accepted accounting principles consistently applied during the periods indicated (except as may otherwise be indicated in the notes) and present fairly the financial position, results of operations and cash flows of the Borrower at the respective dates and for the respective periods indicated (except interim financial statements may not contain all notes and are subject to year-end adjustments).

11.

Events of Default.  An event of default ("Event of Default") shall have occurred under this Agreement if the Borrower fails to pay any amounts (whether principal, interest, fees, penalties, costs or otherwise) owing to the Lender under this Agreement, the Note, or the GSA , or shall fail to comply with, perform or observe any positive or negative covenant in this Agreement or any agreement contemplated herein (including without limitation failing to facilitate or allow the exercise of any Warrants after the Lender has complied with all exercise requirements thereunder), or if any representation or warranty of the Borrower therein is incorrect in any material respect, or shall be in default in the payment of any debts or the performance of obligations to any other person or entity, or any person commences enforcement proceedings against the Borrower, or the Borrower becomes insolvent, bankruptcy, commits an act of bankruptcy, or seeks protection from its creditors under the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada) or any similar legislation, or the Borrower ceases to carry on business, or there has been in the Lender's opinion a material adverse change in or to the business or prospects of the Borrower, or the Lender's security or prospects of repayment.  Upon the occurrence of an Event of Default, all amounts owing to the Lender by the Borrower will be, upon written notice given by the Lender to Borrower, immediately due and owing (notwithstanding any language to the contrary in this Agreement or in any other agreement contemplated herein), and the Lender shall be entitled to immediately take such steps as it deems necessary in its sole discretion for the protection and enforcement of its security under the GSA or otherwise.

12.

This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

13.

This Agreement may be executed in counterparts, which taken together shall constitute one original copy here.

14.

In the event of a conflict or inconsistency between the provisions of this Agreement and the provisions of any other agreement between the Borrower and the Lender the provisions of this Agreement shall prevail.

VAN01: 2068101: v9

15.

Time shall be of the essence of this Agreement.

ALL OF WHICH is agreed to by the parties as of the date first above written.

CURRENT TECHNOLOGY CORPORATION

By: ___________________________

      Authorized Signatory

      Name: ______________________

_______________________________

KEITH DENNER

VAN01: 2068101: v9

SCHEDULE "A"

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MAY NOT TRADE THE SECURITY BEFORE JULY 23, 2005

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THE HOLDER HEREOF, BY PURCHASING SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF CURRENT TECHNOLOGY CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY:  (A) TO CURRENT TECHNOLOGY CORPORATION; (B) PURSUANT TO RULE 144 UNDER THE U.S. SECURITIES ACT; OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO CURRENT TECHNOLOGY CORPORATION TO THAT EFFECT.

CONVERTIBLE GRID PROMISSORY NOTE

US$2,000,000

March 22, 2005

CONVERTIBLE GRID PROMISSORY NOTE

Current Technology Corporation (the "Borrower") promises to pay to Keith Denner (the "Lender") at 5901 Vista Drive, West Des Moines, Iowa 50266, the lesser of:  (a) US$2,000,000; and (b) the aggregate amount of the unpaid principal balance of advances made to the Borrower as recorded by the Lender on the grid annexed as Schedule "A" hereto, together with interest on each advance from the date thereof at the rate of 10% per annum calculated and compounded annually in arrears, as well after as before maturity, default or judgment until paid.  The following additional terms and conditions shall apply to this Note:

1.

Maturity and Repayment.  Subject to the Conversion Option (as defined below) this Note shall mature, and all principal and accrued interest owing hereunder shall be due and payable, on the earlier of:

(a)

January 2, 2007, and

(b)

the occurrence of an event of default under any of (i) this Note, (ii) the forbearance agreement between the Borrower and the Lender dated March 22, 2005 (the "Forbearance Agreement"), or (iii) the Security Agreement granted by the Borrower to the Lender dated March 22, 2005

(the "Maturity Date").

The Borrower shall be entitled to repay all or any part of the indebtedness owing under this Note at any time, without notice, bonus or penalty, in the manner set out in the Forbearance Agreement.

VAN01: 2068101: v9

2.

Additional Advances.  The Borrower acknowledges, confirms and agrees that any advances made by the Lender to   the Borrower will be added to this Note by the Lender recording such advances on Schedule "A" hereto.

3.

Patent Fees.  The Borrower covenants to pay all necessary fees to keep its patents and other intellectual property registrations in good standing.  If the Borrower is not in a position to make such payments, it will immediately advise the Lender of such inability to pay, and the Lender may at his option (but shall have no obligation to) make such payments on behalf of the Borrower, and record such payments on Schedule "A" hereto as advances made to the Borrower.

4.

Conversion Option.  At any time until the Maturity Date, the Lender shall have the continuing right, in his sole and unfettered discretion, to convert all or part of the amount owing under this Note to common shares in the capital of the Borrower ("Shares"), at a conversion price of one (1) Share for each US$0.25 of principal and accrued interest owing under this Note as at the date of conversion (the "Conversion Option").  Upon the Lender exercising the Conversion Option and delivering to the Borrower a copy of Schedule "A" noting such conversion as a payment against principal and interest owing hereunder, the Borrower shall forthwith deliver to the Lender share certificates showing the Lender as the holder of the Shares.

Any certificates representing Shares which are issued pursuant to the exercise of the Conversion Option before July 23, 2005 shall bear the following legend:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before July 23, 2005".

Any certificates representing Shares which are issued pursuant to the exercise of the Conversion Option shall bear the following legend:

"The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States.  The holder hereof, by purchasing securities represented hereby, agrees for the benefit of current technology corporation that such securities may be offered, sold or otherwise transferred only:  (a) to current technology corporation; (b) pursuant to rule 144 under the U.S. Securities Act; or (c) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after providing an opinion of counsel of recognized standing reasonably satisfactory to current technology corporation to that effect."

5.

Endorsement of Grid (Schedule "A").  The Lender is hereby unconditionally, absolutely and irrevocably authorized and directed by the Borrower to endorse on the grid attached hereto all advances of principal, all repayments of principal, the unpaid principal balance and the dates thereof.  The aggregate unpaid principal balance of the loan shown on Schedule "A" hereto, in the absence of manifest error, shall be prima facie evidence of the principal amount owing and unpaid on this note.  The failure to record the date and amount of any loan hereon shall not, however, limit or otherwise affect the obligations of the Borrower to the Lender to repay the principal amount of the advances made by the Lender to the Borrower together with all interest accruing thereon.  The Lender shall provide to the Borrower, at any time upon the Borrower's request, a copy of Schedule "A" hereto showing all amounts owing to that date, together with a schedule providing the Lender's calculation of accrued interest hereunder.

VAN01: 2068101: v9

IN WITNESS WHEREOF the Borrower has executed this Convertible Grid Promissory Note by the hand of its duly authorized signatory at Vancouver, British Columbia, this 22 day of March, 2005.

CURRENT TECHNOLOGY CORPORATION

by its authorized signatory:

by:___________________________________________

     Title:

VAN01: 2068101: v9

DATE	AMOUNT OWING/ ADVANCED (US$ funds)	AMOUNT PAID	UNPAID PRINCIPAL BALANCE	NOTATION MADE BY
March 22, 2005	$826, 334.75

VAN01: 2068101: v9

SCHEDULE "B"

[Form of newly issued warrant to be inserted - wording will follow Schedule C except for any references to restated warrants]

VAN01: 2068101: v9

SCHEDULE "C"

THIS RIGHT TO PURCHASE COMMON SHARES HEREUNDER WILL BE VOID AND OF NO VALUE UNLESS EXERCISED BEFORE 4:30 P.M. (VANCOUVER TIME) ON    -, SUBJECT TO EXTENSION AS DESCRIBED BELOW .

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY REPRESENTED HEREBY BEFORE    -   , 2005.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THE HOLDER HEREOF, BY PURCHASING SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF CURRENT TECHNOLOGY CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY:  (A) TO CURRENT TECHNOLOGY CORPORATION; (B) PURSUANT TO RULE 144 UNDER THE U.S. SECURITIES ACT; OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO CURRENT TECHNOLOGY CORPORATION TO THAT EFFECT.

CURRENT TECHNOLOGY CORPORATION

RESTATED COMMON SHARE PURCHASE WARRANT

No. -

Number of Warrants: -

Date:  March, 2005

FOR VALUE RECEIVED, CURRENT TECHNOLOGY CORPORATION (the "Corporation"), hereby grants Keith Denner of 5901 Vista Drive, West Des Moines, Iowa, 50266  (the "Holder") the continued right to subscribe for and purchase, subject to the terms hereof, up to - common shares (each, a "Common Share") of the Corporation at a purchase price of $  -   per Common Share in lawful money of the United States at any time up to 4:30 p.m. (Vancouver time) on - (the "Time of Expiry"), after which time the Common Share purchase warrants (the "Warrants") represented hereby shall expire, (the price at which one Common Share of the Corporation may be purchased hereunder at the prices set out above from time to time being hereinafter referred to as the "Exercise Price"), all subject to adjustment or extension as hereinafter provided.

1.

Exercise of Warrants

The right to acquire Common Shares hereunder may be exercised, in whole or in part, by the Holder at any time and from time to time prior to the Time of Expiry using either the "Cash Method", the "Share Method" or the "Cashless Method".

Cash  Method

In order to exercise the right to acquire Common Shares hereunder using the "Cash Method", the Holder shall duly complete and execute the Subscription Form attached hereto in Appendix A, indicating in such Subscription Form that the Holder is electing to use the Cash Method, and forward such Subscription Form by facsimile transmission to the Corporation and such exercise shall be deemed to be effective upon receipt by the Corporation of such Subscription Form and the Exercise Price for such Common Shares so purchased.

The Holder shall then forthwith surrender and deliver this Warrant Certificate, and a certified cheque, bank draft, wire transfer or money order payable to the Corporation representing the aggregate Exercise Price for the Common Shares to be purchased, to the Corporation at its principal office in Vancouver, British Columbia.

VAN01: 2068101: v9

Share  Method

In order to exercise the right to acquire Common Shares hereunder using the "Share Method", the Holder shall duly complete and execute the Subscription Form attached hereto in Appendix A, indicating in such Subscription Form that the Holder is electing to use the Share Method, and forward such Subscription Form by facsimile transmission to the Corporation, and the Exercise Price shall be determined as of the time that the Subscription Agreement was so delivered to the Corporation.

The Holder shall then forthwith surrender and deliver this Warrant Certificate and one or more share certificates registered in the name of the Holder and representing Common Shares with an aggregate value equal to or greater than the Exercise Price for the Common Shares to be purchased, together with duly executed medallion signature guaranteed stock powers of attorney in form and terms satisfactory to the Corporation's transfer agent  to the Corporation at its principal office in Vancouver, British Columbia.  The exercise of this Warrant Certificate shall be deemed to be effective upon receipt by the Corporation of an executed Subscription Form, this Warrant Certificate and the share certificates and transfer documents referred to above.

For purposes of the Share Method, the aggregate value of the Common Shares tendered by the Holder shall be equal to the number of Common Shares tendered multiplied by the Fair Market Value of each Common Share on the date of receipt by the Corporation by facsimile transmission or e-mail of the completed Subscription Form.

All Common Shares tendered by the Holder as payment of the Exercise Price pursuant to an exercise using the Share Method shall be cancelled by the Corporation and, in the event that the number of Common Shares represented by share certificates delivered by the Holder to the Corporation exceeds the number necessary to pay such Exercise Price, the Corporation shall return to the Holder a certificate representing such excess number of Common Shares, registered in the name of the Holder.

Cashless Method

In order to exercise the right to acquire Common Shares hereunder using the "Cashless Method", the Holder shall duly complete and execute the Subscription Form attached hereto in Appendix A, indicating in such Subscription Form that the Holder is electing to use the Cashless Method, and forward such Subscription Form by facsimile transmission to the Corporation and such exercise shall be deemed to be effective upon receipt by the Corporation of such Subscription Form and this Warrant Certificate.

The Holder shall then forthwith surrender and deliver this Warrant Certificate to the Corporation at its principal office in Vancouver, British Columbia.

In the event that the Holder elects to use the Cashless Method, the number of Common Shares to be issued to the Holder will be determined in accordance with the following formula:

X  =

Y(A-B)

     A

Where:  X equals the number of Common Shares to be issued to the Holder (which shall be rounded down to the nearest whole number); Y equals the number of Warrants exercised by the Holder; A equals the Fair Market Value of one Common Share on the date of receipt by the Corporation by facsimile transmission of the completed Subscription Form; and B equals the Exercise Price.

For greater certainty, the consideration for the issuance of "X" Common Shares pursuant to an exercise using the Cashless Method will be the cancellation of a number of Warrants equal to Y - X.

VAN01: 2068101: v9

In the event that X is determined in accordance with the formula described above to be amount equal to zero or less than zero, the Holder shall not be permitted to use the Cashless Method.

For purposes of this Warrant Certificate, "Fair Market Value" of each Common Share on any date is equal to the closing price of one Common Share on the United States OTC Bulletin Board (the "OTC Bulletin Board") on the trading day prior to such date.  In the event that the Common Shares are not listed or quoted on the OTC Bulletin Board but are listed on another recognized stock exchange or trading quotation system, the Fair Market Value shall be the closing price of one Common Share on such other exchange or trading system.  In the event that the Common Shares are not listed on any such exchange or trading system, the Fair Market Value shall be determined by the board of directors of the Corporation, acting in good faith.

2.

Certificates

(a)

Upon exercise or deemed exercise or conversion of these Warrants, the person or persons in whose name or names the Common Shares issuable upon such exercise or deemed exercise or conversion are to be issued shall be deemed for all purposes (as defined below) to be the holder or holders of record of such Common Shares and the Corporation covenants that it will cause certificates representing such Common Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Subscription Form within five business days of the surrender of these Warrants.

(b)

The registered Holder of these Warrants may acquire any lesser number of Common Shares than the number of Common Shares which may be acquired for the Warrants represented by this Warrant Certificate.  In such event, the Holder shall be entitled to receive a new Warrant Certificate, at the Corporation's expense, for the balance of the Common Shares which may be acquired.

(c)

All certificates representing Common Shares which are issued pursuant to the exercise of these Warrants before July 23, 2005 shall bear the following legend:

"Unless permitted under securities legislation, the holder of the securities shall not trade the securities before July 23, 2005."

(d)

All certificates representing Common Shares shall bear the following legend:

"The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States.  The holder hereof, by purchasing securities represented hereby, agrees for the benefit of current technology corporation that such securities may be offered, sold or otherwise transferred only:  (a) to current technology corporation; (b) pursuant to rule 144 under the U.S. Securities Act; or (c) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after providing an opinion of counsel of recognized standing reasonably satisfactory to current technology corporation to that effect."

3.

Anti-Dilution

The Exercise Price and the number of Common Shares deliverable upon the exercise of these Warrants will be subject to adjustment in the events and in the following manner:

(a)

In case of any reclassification of the Common Shares or change of the Common Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Corporation with or into any other corporation or entity which results in any reclassification of the Common Shares or a change of the Common Shares into other shares, or in case of any transfer, lease or license of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), at any time prior to the Time of Expiry, the Holder shall, after the effective date of such Reclassification of Common Shares and upon exercise of the right to purchase Common Shares hereunder, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which the Holder was

VAN01: 2068101: v9

theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Reclassification of Common Shares if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon such exercise.  If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this section with respect to the rights and interests thereafter of the Holder of this Warrant certificate to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants evidenced hereby.

(b)

If and whenever at any time prior the Time of Expiry the Corporation shall:

(i)

subdivide the Common Shares into a greater number of shares;

(ii)

consolidate the Common Shares into a lesser number of shares; or

(iii)

issue Common Shares, Participating Shares or Convertible Securities (both such terms as defined below in paragraph (g)) to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution on the Common Shares payable in Common Shares, Participating Shares or Convertible Securities;

(any such event being hereinafter referred to as "Capital Reorganization") and any such event results in an adjustment in the Exercise Price hereunder, the number of Common Shares purchasable pursuant to the Warrants evidenced hereby shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(c)

If and whenever at any time prior to the Time of Expiry, the Corporation shall engage in a Capital Reorganization, the Exercise Price shall, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction:  (A) the numerator of which shall be the number of Common Shares and Participating Shares outstanding before giving effect to such Capital Reorganization; and (B) the denominator of which is the number of Common Shares and Participating Shares outstanding after giving effect to such Capital Reorganization.  The number of Common Shares and Participating Shares outstanding shall include the deemed conversion into or exchange for Common Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution.  Such adjustment shall be made successively whenever any event referred to in this paragraph shall occur.

(d)

Any issue of Common Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under paragraphs (e) and (f).

(e)

If and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the issuance of rights, options or warrants (other than the Warrants evidenced hereby) to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price (as defined below) of the Common Shares on such record date (any such event being hereinafter referred to as a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

VAN01: 2068101: v9

(i)

the numerator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Market Price of the Common Shares on the record date: (1) the amount obtained by multiplying the number of Common Shares or Participating Shares which the Holders of Common Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii)

the denominator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase; or (2) the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(f)

If and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the distribution to all or substantially all the holders of Common Shares of:

(i)

shares of any class, whether of the Corporation or any other corporation;

(ii)

rights, options or warrants;

(iii)

evidences of indebtedness; or

(iv)

other assets or property;

and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Common Shares to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Market Price of the Common Shares on such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution") the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction: (I) the numerator of which shall be the amount by which (A) the amount obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date, exceeds (B) the fair market value (as determined by the directors of the Corporation, which determination shall be conclusive) to the holders of such Common Shares of such Special Distribution; and (II) the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price.

VAN01: 2068101: v9

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(g)

For the purpose of these Warrants: (i) "Participating Share" means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and (ii) "Convertible Security" means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

(h)

In any case in which this Warrant certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder, upon the exercise of the Warrants evidenced hereby after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after such exercise.

(i)

The adjustments provided for in this Warrant Certificate are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive Reclassifications of Common Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price then in effect (except upon a consolidation of the outstanding Common Shares) (provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

(j)

In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall conclusively be determined by a firm of chartered accountants appointed by the Corporation (who may be the Corporation's auditors).  The Corporation shall give such accountants access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

(k)

As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to these Warrants, including the Exercise Price and the number of such classes of shares or other securities or property which are to be received upon the exercise thereof, the Corporation shall take all corporate action which may, in the opinion of counsel, be necessary in order that the Corporation has reserved and there will remain unissued out of its authorized capital a sufficient number of Common Shares for issuance upon the exercise of these Warrants, and that the Corporation may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(l)

At least 15 days prior to the effective date or record date, as the case may be, of any dividend of any kind or any event which requires an adjustment in the subscription rights pursuant to this Warrant Certificate, including the Exercise Price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Corporation shall give notice to the

VAN01: 2068101: v9

Holder of the particulars of such event and the required adjustment.  Upon the occurrence of any event which requires any adjustment of the Exercise Price or number of Common Shares, then, and in each such case, the Corporation shall give notice thereof to the holder hereof, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease in the number of Common Shares purchasable at such price upon exercise, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such calculation shall be certified by the Chief Financial Officer of the Corporation.

(m)

No adjustment pursuant to this Warrant certificate shall be made in respect of dividends (payable in cash, Common Shares or Participating Shares) declared payable on the Common Shares in any fiscal year of the Corporation to the extent that such dividends, when aggregated with any dividends previously declared payable on the Common Shares in such fiscal year, do not exceed 50% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(n)

No adjustment in the number of Common Shares which may be purchased upon exercise of the Warrants evidenced hereby or in the Exercise Price shall be made pursuant to this Warrant certificate if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants evidenced hereby for Common Shares prior to the effective date or record date of such event.

The Corporation shall not be required to issue fractional Common Shares upon the exercise of these Warrants.  If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the exercise of these Warrants, the Corporation shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of the United States (computed to the nearest cent) equal to the Current Market Price of the Common Shares multiplied by such fractional interest provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.

4.

Current Market Price

The Current Market Price of the Common Shares at any date shall be determined as follows:

(a)

if the Common Shares are quoted on the OTC Bulletin Board, the Current Market Price of a Common Share will be the weighted average closing price of the Common Shares on the OTC Bulletin Board for the 20 prior trading days;

(b)

if the Common Shares are not quoted on the OTC Bulletin Board but are listed and posted for trading on another recognized stock exchange or trading quotation system, the Current Market Price of a Common Share will be the weighted average closing price for the 20 prior trading days of the Common Shares on such exchange or system or if such exchange or system does not provide a closing price, the numerical average of the closing bid and ask prices of the Common Shares, in either case, for the 20 prior trading days; and

(c)

if the Common Shares are not so listed and traded, the board of directors of the Corporation shall forthwith and in good faith determine the fair market value of a Common Share as of such date.

5.

Covenants of the Corporation

The Corporation hereby covenants and agrees as follows:

(a)

All Common Shares will, upon issuance in accordance with the terms of these Warrants, be validly issued, fully paid, and non-assessable and free from all taxes, liens, claims and encumbrances.

VAN01: 2068101: v9

(b)

Until the Time of Expiry, the Corporation shall at all times have authorized, and reserved for the purpose of issuance upon exercise of these Warrants, a sufficient number of Common Shares to provide for the exercise in full of these Warrants.

(c)

The Corporation shall promptly secure the listing of the Common Shares issuable upon exercise of these Warrants upon each national securities exchange or automated quotation system, if any, upon which Common Shares are then listed or become listed (subject to official notice of issuance upon exercise of these Warrants) and shall maintain, so long as any Common Shares shall be so listed, such listing of all Common Shares from time to time issuable upon the exercise of these Warrants; and the Corporation shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares in the capital of the Corporation issuable upon the exercise of these Warrants if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

(d)

The Corporation will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, amalgamation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of these Warrants and in the taking of all such action as may reasonably be requested by the holder of these Warrants in order to protect the economic benefit inuring to the holder hereof and the exercise privilege of the holder of these Warrants against dilution or other impairment, consistent with the tenor and purpose of these Warrants.

6.

Miscellaneous

()

The Corporation and the Holder each acknowledge and agree that:

()

these Warrants are being restated pursuant to the terms of a Forbearance Agreement dated as of March 22, 2005 between the Corporation and the Holder (the "Forbearance Agreement");

()

as described in the Forbearance Agreement and the instruments referred to therein, the Corporation owes certain amounts to the Holder (the "Debt"); and

()

notwithstanding any other provisions hereof, if at the Time of Expiry any portion of the Debt (including, for greater certainty, any interest payable thereon) remains unpaid, the Time of Expiry shall be automatically extended to 4:30 p.m. (Vancouver time) on the date which is one year and five (5) business days after the date on which all such amounts have been repaid in full.

For purposes hereof, "business day" means any day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia.

()

The Holder may, at the Corporation's expense, at any time prior to the Time of Expiry, upon surrender hereof to the Corporation at its principal office in Vancouver, British Columbia exchange this Warrant Certificate for other Warrant certificates entitling the Holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Warrant Certificate.

()

The holding of these Warrants shall not constitute the Holder hereof a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided for herein.

()

The Warrants represented hereby and the securities issuable upon the exercise thereof have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or

VAN01: 2068101: v9

any applicable state securities laws and unless such securities have been registered under the U.S. Securities Act such securities may be offered, sold or otherwise transferred only:  (i) to the Corporation, (ii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and (iii) inside the United States in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, after providing an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect.  If the Warrants represented hereby are sold at the time the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, a new certificate, bearing no legend may be obtained from the Corporation's transfer agent and registrar upon delivery of this certificate and a duly executed declaration, in a form reasonably satisfactory to the Corporation's transfer agent and the Corporation, to the effect that the sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

()

The Warrants shall be exercisable by the holder thereof only upon certification in the manner contemplated in the attached Subscription Form by such holder that it is, at the time of exercise, either (i) not in the United States and not exercising such Warrants on behalf of a person in the United States, or (ii) an "accredited investor" as such term is defined in Rule 501 of Regulation D under the U.S. Securities Act.

()

These Warrants shall be governed and construed in accordance with the laws of the Province of British Columbia.  Time shall be of the essence hereof.

()

Until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon exercise of the Warrants (as well as all certificates issued in exchange for or in substitution of any such Common Shares) shall bear appropriate restrictive legends.

()

Upon receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction, or mutilation of these Warrants and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form to the Corporation, or, in the case of any such mutilation, upon surrender and cancellation of these Warrants, the Corporation, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

()

These Warrants will be binding upon any entity succeeding to the Corporation by amalgamation, merger, consolidation, or acquisition, lease or license of all or substantially all of the Corporation's assets.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officers.

CURRENT TECHNOLOGY CORPORATION

By:

Authorized Signatory

VAN01: 2068101: v9

APPENDIX A

SUBSCRIPTION FORM

TO:

CURRENT TECHNOLOGY CORPORATION

530 - 800 West Pender Street

Vancouver, B.C.

V6C 2V6

The undersigned holder of the attached Warrant certificate hereby exercises the right to acquire _________ common shares ("Common Shares") of Current Technology Corporation (or such number of common shares and/or other securities and/or property to which such subscription entitles the Holder in lieu thereof or addition thereto under the provisions of the Warrants) pursuant to the terms of the Warrant certificate.  In connection therewith, the undersigned hereby elects to use the following method (in each case as defined in the Warrant certificate) to exercise the Warrants and encloses herewith all documents required to be delivered pursuant to the terms of the Warrant certificate:

        CASH METHOD

        SHARE METHOD

        CASHLESS METHOD

The undersigned irrevocably hereby directs that the Common Shares be issued and delivered as follows:

Name in Full	Address	Number of Common Shares

Please tick one of the following boxes (only one box) as applicable:

                                [     ]

By ticking the box next to this paragraph, the undersigned hereby certifies that the undersigned is not a person in the United States, and is not acquiring any of the Common Shares issuable upon exercise of the Warrants for the account or benefit of a person in the United States, and none of the persons listed above is a person in the United States.  Further, the undersigned hereby covenants and agrees that during the 40-day period following issuance of the Common Shares issuable upon the exercise of the Warrants, it will not offer, sell or otherwise transfer such Common Shares to a person not in the United States or to a U.S. Person.  For purposes hereof, "United States" and "U.S. Person" shall have the meanings given to such terms in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").  To the extent that the Common Shares issuable upon exercise of the Warrants are being delivered to persons other than the undersigned, each such other person shall deliver and provide such covenants as the Corporation shall reasonably require to ensure compliance with applicable U.S. Federal and State Securities laws.

[      ]

By ticking the box next to this paragraph, the undersigned hereby certifies that the undersigned and each person other than the undersigned to whom the Common Shares issuable upon exercise of the Warrants are being delivered: (a) is an "accredited investor" within the meaning of Rule 501 of Regulation D under the U.S. Securities Act, (b) is acquiring the Common Shares issuable upon exercise of the Warrants for its own account and not with a view towards resale, (c) it has such

VAN01: 2068101: v9

knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Common Shares issuable upon exercise of the Warrants, (d) is aware that such Common Shares have not been registered under the U.S. Securities Act or any state securities laws, and (e) is not acquiring such Common Shares as a result of any general solicitation or general advertising, as such terms are discussed in Rule 502(c) of the U.S. Securities Act.  To the extent that the Common Shares issuable upon exercise of the Warrants are being delivered to persons other than the undersigned, each such other person shall provide such information as the Corporation shall reasonably require to ensure compliance with applicable U.S. Federal and State securities laws.

DATED this       day of                          , __________.

Name of Holder (please print)

Signature of Holder

Instructions

1.

The registered holder may exercise its right to receive Common Shares by completing this form and forwarding it by facsimile transmission or e-mail to the Corporation at its principal office address as set out above.  The registered holder shall then surrender to the Corporation the Warrant Certificate representing the Warrants being exercised and, if applicable, the necessary share certificates and payment of the Exercise Price as specified above.  Certificates for Common Shares will be delivered or mailed within five business days after the exercise of the Warrants and receipt by the Corporation of the applicable documents.

2.

If the Subscription Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Subscription Form must be guaranteed by an authorized officer of a chartered bank, trust Corporation or an investment dealer who is a member of a recognized stock exchange.

3.

If the Subscription Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

VAN01: 2068101: v9

SCHEDULE "D"

SECURITY AGREEMENT

THIS SECURITY AGREEMENT dated for reference March 22, 2005.

Section
SECURITY INTEREST

1.1

Creation of Security Interest.

Current Technology Corporation (the "Debtor"), having its chief executive office at 530 - 800 West Pender Street, Vancouver, B.C., V6C 2V6, as continuing security for the repayment and the performance of each of the Obligations (as defined herein) of the Debtor to Keith Denner (the "Secured Party") having an office at 5901 Vista Drive, West Des Moines, Iowa, 50266, grants to the Secured Party a continuing, specific and fixed assignment, transfer, mortgage, charge and security interest in all of the Debtor's property, assets, rights and undertaking of every nature, item and kind, now or at any time and from time to time, wherever situate, including those described in this clause 1.1, namely:

(a)

Accessions.  All increases, additions, accretions and accessions to, and all extensions, reversions, renewals, continuations or replacement of any of the Collateral (as defined in Section 2.1) (collectively the "Accessions");

(b)

Accounts.  All debts, accounts, claims and monies which now are, or which may at any time hereafter be, due or owing to or owned by the Debtor or in which the Debtor now or hereafter has any other interest, and also all securities, bills, notes and other documents now held or owned or which may be hereafter taken, held or owned by the Debtor or anyone on behalf of the Debtor in respect of the said debts, accounts, claims and monies, and any part thereof (collectively, the "Accounts");

(c)

Chattel Paper.  All chattel paper in which the Debtor now or hereafter has an interest, and any part thereof (the "Chattel Paper");

(d)

Documents of Title.  All documents of title, whether negotiable or non-negotiable, including, without limitation, all warehouse receipts and bills of lading, in which the Debtor now or hereafter has an interest, and any part thereof (collectively, the "Documents of Title");

(e)

Equipment.  All goods in which the Debtor now or hereafter has an interest other than Inventory or consumer goods and any part thereof, including, without limitation, all tools, apparatus, fixtures, plant, machinery, furniture, chattels, vehicles, vessels, air conditioning, heating, ventilating, electrical, mechanical, plumbing, communications and data systems, elevators, escalators and other conveyancing devices, boilers, furnaces, carpets, blinds, window coverings,

VAN01: 2068101: v9

curtains, awnings, lighting fixtures, doors, windows, demising walls and partitions, wiring, pipes, conduits, seasonal decorations, and the equipment described in any schedule hereafter annexed hereto (collectively, the "Equipment");

(f)

Instruments.  All letters of credit, advices of credit and all other instruments in which the Debtor now or hereafter has an interest, and any part thereof (collectively, the "Instruments");

(g)

Intangibles.  All intangible property of whatever kind in which the Debtor now or hereafter has an interest, including, without limitation, all of the Debtor's choses in action, contractual rights, agreements, leases of personal property, licence rights, licences, permits, goodwill, patents, trade marks, trade names, quotas, industrial designs, copyrights and other industrial or intellectual property, (collectively, the "Intangibles");

(h)

Inventory.  All personal property of whatever kind and wherever situated, which now or hereafter forms part of the inventory of the Debtor, in which the Debtor now or hereafter has an interest, including without limitation, all goods, merchandise, raw materials, goods in process, work in progress, finished goods and other tangible personal property now or hereafter held for sale, lease, resale or exchange or furnished or to be furnished under contracts for service or that are used or consumed in the business of the Debtor, and any part thereof (collectively, the "Inventory");

(i)

Money.  All money in which the Debtor now or hereafter has an interest, and any part thereof (the "Money");

(j)

Plans and Permits.  All agreements, approvals, licences, building permits, demolition permits, excavation permits, construction permits and other permits now or hereafter issued by any public authority, and all plans, specifications and related drawings in respect thereto (collectively the "Plans and Permits");

(k)

Proceeds.  All proceeds and personal property in any form derived directly or indirectly from any dealing with the Collateral or any part thereof and all proceeds of proceeds and any part thereof (collectively, the "Proceeds");

(l)

Records.  All books, papers, documents, writings, tapes, magnetic or other machine readable data and records, and all other information, however stored, recording or relating to any of the Collateral (collectively, the "Records"); and

(m)

Securities.  All shares, stock, warrants, bonds, debentures, debenture stock, mortgages and other securities in which the Debtor now or hereafter has an interest, and any part thereof (collectively, the "Securities").

VAN01: 2068101: v9

1.2

Floating Charge.

As security for the repayment and the performance of each of the Obligations (as defined herein), the Debtor grants a floating charge to the Secured Party on all the Debtor's interest in real property, including without limitation, all fixtures, crops and improvements, both present and future, other than such as are validly and effectively charged under Section 1.1 or excluded under Section 1.5.

1.3

Nature of Security Interests.

Notwithstanding the Debtor's right to deal with the Inventory in the ordinary course of business as provided herein, the security interests created hereby shall operate as fixed and specific mortgages and charges of all of the Collateral presently existing, and with respect to all future Collateral, shall operate as fixed and specific mortgages and charges of such future Collateral which shall attach at the moment the Debtor acquires any right or interest therein.  The security interest created by Section 1.2 is intended as a floating charge which shall attach at the time provided in Section 1.4.

1.4

Attachment.

The Debtor acknowledges that value has been given.  The security interests created hereby are intended to attach, as to all of the Collateral in which the Debtor has an interest, forthwith when the Debtor executes this Security Agreement, and, as to all Collateral in which the Debtor acquires any right or interest after the execution of this Security Agreement, when the Debtor acquires such right or interest.

1.5

Exceptions.

(a)

Leases.  The last day of any term reserved by any lease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Debtor is hereby excepted out of the security interests created hereby.  The Debtor shall assign and dispose of such last day of any term reserved by any such lease in such manner as the Secured Party may from time to time direct in writing.  Upon any sale, assignment, sublease or other disposition of such lease or agreement to lease, the Secured Party shall, for the purpose of vesting the aforesaid residue of any such term in any purchaser, assignee, sublessee or such other acquirer of the lease, agreement to lease or any interest therein, be entitled by deed or other written instrument to assign to such other person, the aforesaid residue of any such term in place of the Debtor and to vest the same freed and discharged from any obligation whatsoever respecting the same.

(b)

Consumer Goods.  The security interests hereby created shall not extend to any consumer goods of the Debtor.

1.6

Statement.

The Debtor acknowledges that a security interest is taken in all of the Debtor's present and after acquired property except:

VAN01: 2068101: v9

()

the last day of any term reserved by any lease, verbal or written or any agreement therefore, now held or hereafter acquired by the Debtor;

()

consumer goods of the Debtor; and

()

right, privilege, benefit, contract, permit, policy or other document or instrument which by the provisions thereof or by law is not assignable or which requires the consent of any third party to its assignment unless and until such consent is obtained or is waived by the third party.

1.7

Where Consent Required.

Nothing herein shall constitute an assignment or attempted assignment of any right, privilege, benefit, contract, permit, policy or other document or instrument which by the provisions thereof or by law is not assignable or which requires the consent of any third party to its assignment unless and until such consent is obtained or is waived by the third party.  In each such case the Debtor shall, unless the Secured Party otherwise agrees in writing, forthwith obtain the consent of any necessary third party to its assignment hereby and for its further assignment by the Secured Party to any third party who may acquire same as a result of the Secured Party's exercise of remedies after an Event of Default.  Upon such consents being obtained or waived, this Security Agreement shall apply thereto without regard to this Section 1.7 and without the necessity of any further assurance to effect the assignment thereof.

1.8

Pending Consent.

In any case to which Section 1.7 applies, unless and until consent to assignment is obtained as therein provided, the Debtor shall, to the extent it may do so by law or pursuant to the provisions of the document or interest therein referred to, hold all benefit to be derived therefrom in trust for the Secured Party as additional security for performance of the Obligations and shall deliver up all such benefit to the Secured Party forthwith upon demand by the Secured Party.

Section
DEFINITIONS

2.1

Collateral.

The property, assets, rights and undertaking charged hereunder, including all of such Accessions, Accounts, Chattel Paper, Construction Contracts, Documents of Title, Equipment, Instruments, Intangibles, Inventory, Money, Plans and Permits, Proceeds, Records and Securities together with all increases, additions, improvements and accessions thereto, and all substitutions or any replacements thereof are, unless otherwise specified, including without limitation the forbearance agreement dated March 22, 2005 between Debtor and the Secured Party (the "Forbearance Agreement") and all debts contemplated by the Forbearance Agreement, herein referred to as the "Collateral".

VAN01: 2068101: v9

2.2

Defined Terms.

Unless the context otherwise requires or unless otherwise specified, all the terms used herein without initial capitals which are defined in the Personal Property Security Act, 1996 (British Columbia) or the regulations thereunder, as they may be amended, restated or replaced by successor legislation of comparable effect (collectively, the "PPSA"), have the same meaning herein as in the PPSA.

2.3

General Terms.

(a)

"Agreement" means any contract, instrument, permit, policy or other document forming part of the Collateral, or creating or evidencing any right, privilege or benefit forming part of the Collateral;

(b)

"Business Premises" means real property which the Debtor uses in its business, if any;

(c)

"Environmental Laws" means any laws, regulations, orders, by-laws, permits or lawful requirements of any governmental authority with respect to environmental protection or regulating hazardous materials; and

(d)

"Hazardous Materials" means any asbestos material, urea formaldehyde, explosives, radioactive materials, pollutants, contaminants, hazardous substances, corrosive substances, toxic substances, special waste or waste of any kind including, without limitation, compounds known as chlorobiphenyls and any substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or release of which into the environment is prohibited, controlled or licensed under Environmental Laws.

Section
OBLIGATIONS SECURED

3.1

Obligations Secured.

The Collateral constitutes and will constitute continuing security for the following obligations (collectively, the "Obligations") of the Debtor to the Secured Party pursuant to this Agreement, the Forbearance Agreement and the grid promissory note issued thereunder (the "Note"):

(a)

Indebtedness.  The prompt payment, as and when due and payable, of all amounts now or hereafter owing by the Debtor to the Secured Party thereunder, including by way of guarantee or indemnity, whether now existing or hereafter incurred, matured or unmatured, direct, indirect, joint or several, or contingent including any extensions and renewals thereof, and all future advances and re-advances; and

(b)

Performance of Agreements.  The strict performance and observance by the Debtor of all agreements, warranties, representations, covenants and conditions of

VAN01: 2068101: v9

the Debtor made pursuant to this Security Agreement , the Forbearance Agreement and the Note, all as now in effect or as hereafter entered into or restated.

3.2

Reduction of Obligations.

The Obligations may be reduced to zero from time to time without affecting the validity, perfection or enforceability of this Security Agreement or the security interests created hereby until this Security Agreement is discharged in accordance with Section 9.10.

Section
DEBTOR'S REPRESENTATIONS AND WARRANTIES

4.1

General.

The Debtor represents and warrants to and for the benefit of the Secured Party and so long as this Security Agreement remains in effect shall be deemed to continuously represent and warrant as set out in this Section 4.

4.2

Incorporation, Licenses and Qualifications.

The Debtor is a body corporate, duly continued, properly organized and validly existing under the federal laws of Canada, and is duly registered and qualified to do business under the laws of each other jurisdiction in which the character of the properties owned by it or the nature of the activities conducted by it make such registration or qualification advisable or necessary.

4.3

Corporate Power.

The Debtor has full power and lawful authority to enter this Security Agreement and to grant the security interests hereby created.

4.4

Enforceability.

This Security Agreement constitutes a valid and legally binding obligation of the Debtor enforceable against the Debtor in accordance with its terms, subject only to bankruptcy, insolvency or other statutes or judicial decisions affecting the enforcement of creditors' rights generally and to general principles of equity.

4.5

No Actions or Material Adverse Changes.

There is no action or proceeding pending or to the knowledge of the Debtor threatened against the Debtor before any court, administrative agency, tribunal, arbitrator, government or governmental agency or any fact known to the Debtor and not disclosed to the Secured Party which might involve any material adverse change in the properties, business, prospects or condition of the Debtor, or which question the validity of this Security Agreement or any other material agreement to which the Debtor is a party (or the Debtor's ability to perform its obligations under this Security Agreement) and there are no outstanding judgments, writs of execution, work orders, injunctions, directives against the Debtor or its properties.

VAN01: 2068101: v9

4.6

Non-Conflict.

Neither the execution nor the performance of this Security Agreement requires the approval of any regulatory agency having jurisdiction over the Debtor nor is this Security Agreement in contravention of or in conflict with the articles, by-laws or resolutions of the directors or shareholders of the Debtor or of the provisions of any agreement to which the Debtor is a party or by which any of its property may be bound or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which the Debtor or any of its property may be subject.

4.7

No Default.

The Debtor is not in breach of any agreement to which it is a party.

4.8

Ownership and Collateral Free of Encumbrances.

The Debtor is the owner of or has rights in the Collateral free and clear of all other security interests, mortgages, hypothecs, pledges, liens, claims, charges, whether fixed or floating, or other encumbrances whatsoever (collectively the "Encumbrances") other than the permitted encumbrances, if any, set forth in Schedule A hereto (the "Permitted Encumbrances").

4.9

No Other Corporate Names or Styles.

The Debtor does not now carry on business under or use any name or style other than the name(s) specified in this Security Agreement.

4.10

Places of Business of Debtor.

The locations specified in Schedule B hereto are the Debtor's only places of business (the "Places of Business") where the Debtor conducts its business operations or keeps or stores the Collateral and records in respect thereof and of the Debtor's business.

4.11

Serial Numbered Goods.

The complete, accurate and appropriate serial number (as specified in the regulations under the PPSA) for each item of Equipment that is serial numbered goods in which the Debtor now has any interest, if any, is set out in Schedule C hereto.

4.12

Insurance.

The Collateral is insured in accordance with the terms hereof.

4.13

Account Debtor.

Each Account, Chattel Paper, Security and Instrument constituting Collateral is genuine and enforceable in accordance with its terms against the party obligated to pay thereunder (the "Account Debtor").

VAN01: 2068101: v9

4.14

Amounts Due From Account Debtor.

The amount represented by the Debtor to the Secured Party from time to time as owing by each Account Debtor or by all Account Debtors shall, to the best of the Debtor's knowledge be the correct amount actually and unconditionally owing by such Account Debtor or Account Debtors, save and except for normal cash discounts where applicable.

4.15

Financial Information.

In all information and financial statements supplied for the benefit of the Secured Party, the Debtor has made no untrue statement of any material fact, and has revealed all material facts the omission of which would make such information and statements misleading.  The Debtor has disclosed all facts which materially adversely affect or, so far as the Debtor can reasonably foresee, will materially adversely affect the business, properties, prospects or financial condition of the Debtor or the ability of the Debtor to perform its obligations hereunder.  All accounting information and financial statements supplied for the benefit of the Secured Party have been prepared in accordance with generally accepted accounting principles.

5.16

Survival and Reliance.

All representations and warranties of the Debtor made herein or in any certificate or other document delivered by or on behalf of the Debtor for the benefit of the Secured Party are material, shall survive the execution and delivery of this Security Agreement and shall continue in full force and effect without time limit.  The Secured Party is deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of the Secured Party at any time.

Section
DEBTOR'S COVENANTS

5.1

General.

Unless compliance with the following covenants is waived by the Secured Party in writing or unless non-compliance with any such covenants is otherwise consented to by the Secured Party by written agreement with the Debtor, the Debtor covenants and agrees with the Secured Party to observe and perform each of the covenants set out in this Section 5.

5.2

Keep Collateral in Good Repair.

The Debtor will keep the Collateral in good order, condition and repair.

5.3

Conduct of Business.

The Debtor will carry on and conduct its business in a proper and efficient manner so as to protect and preserve the Collateral.

VAN01: 2068101: v9

5.4

Servicing of Payables.

The Debtor will pay when due all amounts which are payable by it howsoever arising, including without limiting the generality of the foregoing, all rents, charges, taxes, rates, levies, assessments, fees and duties of every nature which may be levied, assessed or imposed against or in respect of the Collateral or Debtor and will provide the Secured Party with evidence of such payment upon request.

5.5

Compliance with Agreements and Laws.

The Debtor will not use the Collateral in violation of this Security Agreement or any other agreement relating to the Collateral or any policy insuring the Collateral or any applicable statute, law, by-law, rule, regulation, court order or ordinance.

5.6

Notice of Encumbrances and Proceedings.

The Debtor will promptly notify the Secured Party of any Encumbrance made or asserted against any of the Collateral, and of any suit, action or proceeding affecting any of the Collateral or which could affect the Debtor.  The Debtor will, at its own expense, defend the Collateral against any and all such Encumbrances and against any and all such suits, actions or proceedings.

5.7

No Accessions or Fixtures.

The Debtor will prevent the Collateral from becoming an accession to any property other than the Collateral or from becoming a fixture unless the security interests hereby created rank prior to the interests of all other persons in the realty.

5.8

Marking the Collateral.

The Debtor will, at the request of the Secured Party, mark, or otherwise take appropriate steps to identify, the Collateral to indicate clearly that it is subject to the security interests hereby created.

5.9

Disposition of Collateral.

The Debtor will not assign, transfer, sell, lease, exchange, or otherwise dispose of the Collateral or any interest therein except for:

(a)

Inventory in the ordinary course of business on customary trade terms; and

(b)

Equipment which has become worn out, damaged or otherwise unsuitable for its purpose, on condition that the Debtor substitute for such Equipment property of equal value free from all Encumbrances, except in favour of the Secured Party.  Such substituted property shall become part of the Collateral as soon as the Debtor acquires any interest in it.

VAN01: 2068101: v9

5.10

Encumbrances.

Except for the Permitted Encumbrances or Encumbrances created in the ordinary course of business, the Debtor will not create, assume or suffer to exist any Encumbrance in, of or on any of the Collateral.

5.11

Change of Places of Business, Collateral and Names.

The Debtor will not change its Places of Business, chief executive office, the location of any of the Collateral, or the records in respect thereof or change its name or any name or style under which it carries on business without giving to the Secured Party 20 days' prior written notice of the change or of the new name or style, as applicable.

5.12

Serial Numbered Goods.

The Debtor will, at or before the time that it acquires any interest in any item of Equipment that is serial numbered goods, give the Secured Party a written notice setting out the complete, accurate and appropriate serial number (as specified in the regulations under the PPSA) of such item of Equipment.

5.13

Notice of Loss of Collateral.

The Debtor will give immediate written notice to the Secured Party of:

(a)

all loss or damage to or loss or possession of the Collateral otherwise than by disposition in accordance with the terms hereof; and

(b)

any failure of any Account Debtor in payment or performance of obligations due to the Debtor which may affect the Collateral.

5.14

Inspection of Records and Collateral.

The Debtor will at all times keep accurate and complete records of the Collateral as well as proper books of account for its business all in accordance with generally accepted accounting principles, consistently applied.  Subject to the Secured Party providing twenty-four hours' notice and executing and delivering to the Debtor a confidentiality and non-disclosure agreement in form and terms satisfactory to the Debtor, acting reasonably, the Debtor will permit the Secured Party or its authorized agents to have access during normal business hours to all premises occupied by the Debtor or any place where the Collateral may be found to inspect the Collateral and to examine the books of accounts, financial records and reports of the Debtor and to have temporary custody at such premises or place of, make copies of and take extracts from such books, records and reports.

5.15

Access to Computer Information.

In the event that the use of a computer system is required to access any information and data which the Secured Party is entitled to access and examine hereunder, the Debtor will allow the Secured Party the use of its computer system for such purpose and will provide assistance in that regard.

VAN01: 2068101: v9

5.16

Delivery of Documents.

Except as provided in subsection (b) below, the Debtor will promptly deliver to the Secured Party upon request:

(a)

Documents of Title.  Any Chattel Paper, Instruments, Securities, and Documents of Title, and upon such delivery, where applicable, duly endorse the same for transfer in blank or as the Secured Party may direct;

(b)

Books of Account.  All computer software, tapes, discs, drums and cards, all books of account and all records, ledgers, reports, correspondence, schedules, documents, statements, lists and other writings relating to the Collateral or the Debtor's business shall be provided to the Secured Party at the Debtor's premises for the purpose of inspecting, auditing or copying the same;

(c)

Financial Statements.  All financial statements prepared by or for the Debtor regarding the Debtor's business;

(d)

Policies of Insurance.  All policies and certificates of insurance relating to the Collateral;

(e)

Agreements.  All agreements, licenses, permits and consents relating to the Collateral and the Debtor's business; and

(f)

Other Information.  Such information concerning the Collateral, the Debtor and the Debtor's business and affairs as the Secured Party may request.

5.17

Risk and Insurance.

The Debtor will bear the sole risk of any loss, damage, destruction or confiscation of or to the Collateral during the Debtor's possession thereof or otherwise.  On or before May 1, 2005, the Debtor will obtain the following insurance for the full insurable value of the Collateral:

()

all risks insurance for all of the Collateral, including without limitation furniture, fixtures, installations, alterations, additions, partitions or fixtures or anything of the nature of a leasehold improvement made or installed on the behalf of the Borrower; and

()

A comprehensive general liability insurance against claims for death, personal injury  or property damage in or about the Borrower's premises in an amount not less than $3,000,000 per occurrence per personal injury or property damage, with the Secured Party as a named insured and with loss payable to the Secured Party as its interest may appear (provided however that the foregoing shall not be read or construed to require the Borrower to obtain product liability insurance).  All such policies of insurance shall provide that the insurance coverage provided thereunder shall not be changed or cancelled except on 30 days' prior written notice to the Secured Party.  If the Debtor shall fail to so insure, the

VAN01: 2068101: v9

Secured Party may, but shall not be required to, insure the Collateral and the premiums for such insurance shall be added to the Obligations and be secured hereby.

5.18

Proceeds In Trust.

After an Event of Default, the Debtor will and shall be deemed to hold all Proceeds in trust, separate and apart from other Money, Instruments or property, for the benefit of the Secured Party until all amounts owing by the Debtor to the Secured Party have been paid in full.

5.19

No Amalgamation.

The Debtor will not change the nature of its business or amalgamate or otherwise merge with any person or permit all of or a substantial portion of its property to become the property of any other person, whether in one or a series of transactions, and the Debtor shall not do any act or thing that would materially adversely affect its business, property, prospects or financial condition.

5.20

Dividends.

The Debtor will not pay any dividends to the shareholders of any of the classes of shares in the capital of the Debtor, and the Debtor shall not repurchase or redeem any of the shares in the capital of the Debtor without the prior written approval of the Secured Party, which approval will not be unreasonably withheld.

5.21

Performance and Default by Debtor.

The Debtor will observe and perform all the obligations imposed on the Debtor by or in respect of the Collateral, maintain the Collateral in good standing and not do or permit to be done anything to impair, and not omit to do anything that would prevent the impairment of, the security interests hereby created.  The Debtor will give to the Secured Party prompt notice of any default by the Debtor in the performance of its covenants to the Secured Party under this Security Agreement.

5.22

Default under Agreements.

The Debtor will not default under any provision of any Agreement or any other agreement which creates a security interest in or otherwise affects the Collateral or, without the prior written consent of the Secured Party, amend any Agreement or give any consent, concession or waiver of the terms of, or exercise any option of the Debtor permitted under such terms, or cancel or terminate any Agreement or accept the surrender thereof.  The Debtor will give to the Secured Party notice of any default by the Debtor under any Agreement or any other agreement which creates a security interest in or otherwise affects the Collateral, promptly upon becoming aware of the occurrence of such default, but in all events, if the Debtor is aware of the default, in sufficient time to afford the Secured Party an opportunity to cure any such default prior to any other party to any Agreement or any such other agreement terminating or otherwise enforcing its rights and remedies under the Agreement or such other agreement.

VAN01: 2068101: v9

5.23

Environmental Law.

The Debtor covenants and agrees with the Secured Party to:

(a)

develop and use the Business Premises only in compliance with all Environmental Laws;

(b)

on seven days' prior written notice, permit the Secured Party to investigate the Business Premises, any goods on the Business Premises and the Debtor's records at any time and from time to time during normal business hours, to verify such compliance with Environmental Laws and this Security Agreement;

(c)

not store, manufacture, dispose, treat, generate, use, transport, remediate or release Hazardous Materials on or from the Business Premises without notifying the Secured Party in writing;

(d)

promptly remove any Hazardous Materials from the Business Premises in a manner which conforms to Environmental Laws governing their removal; and,

(e)

notify the Secured Party in writing of:

(i)

any enforcement, clean-up, removal, litigation or other governmental, regulatory, judicial or administrative action instituted, contemplated or threatened against the Debtor or the Business Premises pursuant to any Environmental Laws;

(ii)

all claims, actions, orders or investigations, made or threatened by any third party against the Debtor or the Business Premises relating to damage, contribution, cost recovery, compensation, loss or injuries resulting from any Hazardous Materials or any breach of the Environmental Laws; and

(iii)

the discovery of any Hazardous Materials or any occurrence or condition on the Business Premises or any real property adjoining or in the vicinity of the Business Premises which could subject the Debtor or the Business Premises to any fines, penalties, orders or proceedings under any Environmental Laws.

Section
COLLECTION OF ACCOUNTS

6.1

Collection of Accounts.

The Secured Party may, after default under this Security Agreement, notify and direct any Account Debtor to make all payments whatever to the Secured Party.  The Secured Party may hold all amounts acquired from any Account Debtor and any Proceeds as part of the Collateral.

VAN01: 2068101: v9

6.2

Trust Provision.

Any payments received by the Debtor after notification to Account Debtors, shall be held by the Debtor in trust for the Secured Party in the same medium in which received, shall not be commingled with any assets of the Debtor and shall, at the request of the Secured Party, be turned over to the Secured Party not later than the next business day following the day of their receipt.

Section
DEFAULT

7.1

Default.

The Debtor shall be in default under this Security Agreement upon the occurrence of any of the following events ("Events of Default"):

(a)

Performance of Obligations.  The Debtor defaults in the payment or performance of any of the Obligations;

(b)

Breach of Agreement.  The Debtor breaches any term, provision, warranty, representation or covenant under this Security Agreement or any other agreement between the Debtor and the Secured Party, all as in effect or as hereafter entered into or amended;

(c)

Cease to Carry on Business.  The Debtor ceases or threatens to cease to carry on business;

(d)

Bankruptcy, Insolvency.  The dissolution, termination of existence, insolvency, bankruptcy or business failure of the Debtor, or upon the appointment of a receiver, receiver-manager or receiver and manager of any part of the property of the Debtor, or the commencement by or against the Debtor of any proceeding under any bankruptcy, arrangement, reorganization, dissolution, liquidation, insolvency or similar law for the relief of or otherwise affecting creditors of the Debtor, or by or against any guarantor or surety for the Debtor, or upon the issue of any writ of execution, warrant, attachment, sequestration, levy, third party demand, notice of intention to enforce security or garnishment or similar process against the Debtor, or any part of the Collateral;

(e)

Commit Act of Bankruptcy.  The Debtor commits or threatens to commit an act of bankruptcy;

(f)

Dissolution, Winding Up.  The institution by or against the Debtor of any formal or informal proceeding for the dissolution or liquidation of, settlement of claims against or winding up of affairs of the Debtor;

(g)

Sale in Bulk.  The Debtor makes or proposes to make any sale of its assets in bulk;

VAN01: 2068101: v9

(h)

Charge Against Collateral.  If any right of distress is levied or is threatened to be levied against the Collateral or if any Encumbrance affecting the Collateral becomes enforceable against the Collateral or any part thereof;

(i)

Destruction of Collateral.  Any material portion of the Collateral is damaged or destroyed;

(j)

Other Default.  The Debtor defaults under any agreement with respect to any indebtedness or other obligation to any person other than the Secured Party, if such default has resulted in, or may result, with notice or lapse of time or both, in, the acceleration of any such indebtedness or obligation or the right of such person to realize upon any Collateral; and

(k)

Performance Impaired.  The Secured Party in good faith believes the prospect of payment or performance of the Obligations hereunder is or is about to be impaired or that any Collat4eral is or is about to be placed in jeopardy.

7.2

Crystallization.

The floating charge created by Section 1.2 shall become a fixed charge as soon as:

(a)

the Secured Party gives notice to that effect to the Debtor;

(b)

the Secured Party takes any step to accelerate or demand payment of the Obligations, or gives notice of its intention or takes any steps to enforce its security; or

(c)

an Event of Default described in Subsection 7.1(e) or (g) occurs in respect of the Debtor.

7.3

Demand Obligations.

The fact that this Security Agreement provides for Events of Default and rights of acceleration shall not derogate from the demand nature of any Obligation payable on demand.

7.4

Waiver not to Affect Subsequent Breach.

The Secured Party may waive default or any breach by the Debtor of any of the provisions contained in this Security Agreement.  No waiver shall extend to a subsequent breach or default, whether or not the same as or similar to the breach or default waived.  No act or omission of the Secured Party shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default of the Debtor or the rights of the Secured Party resulting therefrom.  Any such waiver must to be in writing and signed by the Secured Party to be effective.

VAN01: 2068101: v9

Section
SECURED PARTY'S REMEDIES ON DEFAULT

8.1

Indebtedness Due and Rights and Remedies.

Upon the occurrence of an Event of Default all of the Obligations shall become immediately due and payable without notice to the Debtor, and the Secured Party may, at its option, proceed to enforce payment of same and to exercise any or all of the rights and remedies contained herein, including, without limitation, the signification and collection of the Debtor's Accounts, or otherwise afforded by law, in equity or otherwise.  The Secured Party shall have the right to enforce one or more remedies successively or concurrently in accordance with applicable law and the Secured Party expressly retains all rights and remedies not inconsistent with the provisions herein including all the rights it may have under the PPSA, and, without restricting the generality of the foregoing, the Secured Party may upon such Event of Default:

(a)

Appointment of Receiver.  Appoint by instrument in writing a receiver, receiver-manager or receiver and manager (herein a "Receiver") of the Debtor and of all or any part of the Collateral and remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver.  Any Receiver appointed by the Secured Party so far as concerns responsibility for its acts shall be deemed the agent of the Debtor and not of the Secured Party.  Where the Secured Party is referred to in this Section the reference includes, where the context permits, any Receiver so appointed and the officers, employees, servants or agents of such Receiver;

(b)

Enter and Repossess.  Immediately and without notice enter the Debtor's premises and repossess, disable or remove the Collateral and the Debtor hereby grants to the Secured Party a licence to occupy any premises of the Debtor for the purpose of storage of the Collateral;

(c)

Retain the Collateral.  Retain and administer the Collateral in the Secured Party's sole and unfettered discretion, which the Debtor hereby acknowledges is commercially reasonable;

(d)

Dispose of the Collateral.  Dispose of any Collateral by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by the Debtor.  The Secured Party may, at its discretion establish the terms of such disposition, including, without limitation, terms and conditions as to credit, upset, reserve bid or price.  The Secured Party may also lease the Collateral on such terms as it deems appropriate.  The payments for Collateral, whether on a disposition or lease, may be deferred.  All payments made pursuant to such dispositions shall be credited against the Obligations only as they are actually received.  The Secured Party may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral again without being answerable for any loss occasioned thereby.  Any such disposition may take place whether or not the Secured Party has taken possession of the Collateral;

VAN01: 2068101: v9

(e)

Foreclose.  Foreclose upon the Collateral in satisfaction of the Obligations.  The Secured Party may designate any part of the Obligations to be satisfied by the foreclosure of particular Collateral which the Secured Party considers to have a net realizable value approximating the amount of the designated part of the Obligations, in which case only the designated part of the Obligations shall be deemed to be satisfied by the foreclosure of the particular Collateral;

(f)

Carry on Business.  Carry on or concur in the carrying on of all or any part of the business of the Debtor and may, in any event, to the exclusion of all others, including the Debtor, enter upon, occupy and use all premises of or occupied or used by the Debtor and use any of the personal property (which shall include fixtures) of the Debtor for such time and such purposes as the Secured Party sees fit.  The Secured Party shall not be liable to the Debtor for any neglect in so doing or in respect of any rent, costs, charges, depreciation or damages in connection therewith;

(g)

Payment of Encumbrances.  Pay any Encumbrance that may exist or be threatened against the Collateral.  In any such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the Obligations secured by this Security Agreement;

(h)

Payment of Deficiency.  If the proceeds of realization are insufficient to pay all monetary Obligations, the Debtor shall forthwith pay or cause to be paid to the Secured Party any deficiency and the Secured Party may sue the Debtor to collect the amount of such deficiency; and

(i)

Dealing with Collateral.  Subject to applicable law seize, collect, realize, borrow money on the security of, release to third parties, sell (by way of public or private sale), lease or otherwise deal with the Collateral in such manner, upon such terms and conditions, at such time or times and place or places and for such consideration as may seem to the Secured Party advisable and without notice to the Debtor.  The Secured Party may charge on its own behalf and pay to others sums for expenses incurred and for services rendered (expressly including legal services, consulting, receivers and accounting fees) in or in connection with seizing, collecting, realizing, borrowing on the security of, selling or obtaining payment of the Collateral and may add such sums to the Obligations secured by this Security Agreement.

8.2

Assemble the Collateral.

To assist the Secured Party in the implementation of such rights and remedies the Debtor will, at its own risk and expense and at the Secured Party's request, assemble and prepare for removal such items of the Collateral as are selected by the Secured Party as shall, in the Secured Party's sole judgment, have a value sufficient to cover all the Obligations.

VAN01: 2068101: v9

8.3

Secured Party Not Liable for Failure to Exercise Remedies.

The Secured Party shall not be liable or accountable for any delay or failure to exercise its remedies, take possession of, seize, collect, realize, sell, lease or otherwise dispose of or obtain payment for the Collateral.  The Secured Party shall not be bound to institute proceedings for such purposes or for the purpose of preserving any rights, remedies or powers of the Secured Party, the Debtor or any other person in respect of the Collateral or against any Account Debtor.

8.4

Allocation of Proceeds.

All monies collected or received by the Secured Party in respect of the Collateral may be held by the Secured Party and may be applied on account of such parts of the Obligations at the sole discretion of the Secured Party.

8.5

Extension of Time.

The Secured Party may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, release the Collateral to third parties and otherwise deal with the Debtor's guarantors or sureties and others and with the Collateral and other securities as the Secured Party may see fit without prejudice to the liability of the Debtor to the Secured Party, or the Secured Party's rights, remedies and powers under this Security Agreement.

8.6

Forbearance is not Waiver.

No extension of time, forbearance, indulgence or other accommodation now, heretofore or hereafter given by the Secured Party to the Debtor shall operate as a waiver, alteration or amendment of the rights of the Secured Party or otherwise preclude the Secured Party from enforcing such rights.

8.7

Effect of Appointment of Receiver.

As soon as the Secured Party takes possession of any Collateral or appoints a Receiver, all powers, functions, rights and privileges of the directors and officers of the Debtor with respect to that Collateral shall cease, unless specifically continued by the written consent of the Secured Party or the Receiver.

8.8

Limitation of Liability.

The Secured Party shall not be liable by reason of any entry into or taking possession of any of the Collateral hereby charged or intended so to be or any part thereof, to account as mortgagee in possession or for anything except actual receipts or be liable for any loss on realization or any act or omission for which a secured party in possession might be liable.  The Debtor acknowledges and agrees that any and all payments, responsibilities, obligations and liabilities in respect of the Collateral shall remain those of the Debtor and no such payments, responsibilities, obligations or liabilities are assigned hereby nor are assumed or incurred by the Secured Party hereunder.

VAN01: 2068101: v9

8.9

Release by Debtor.

The Debtor hereby releases and discharges the Secured Party and the Receiver from every claim of every nature, whether sounding in damages or not, which may arise or be caused to the Debtor or any person claiming through or under the Debtor by reason or as a result of any act or omission of the Secured Party or any successor or assign claiming through or under the Secured Party or the Receiver under the provisions of this Security Agreement unless such claim is the result of dishonesty or gross neglect.

8.10

Performance by Secured Party.

Nothing herein shall obligate the Secured Party to assume or perform any obligation of the Debtor to any third party in respect or arising out of the Collateral.  The Debtor agrees to indemnify and save harmless the Secured Party from any and all claims of such third parties.  The Secured Party may however at its option assume or perform any such obligations which the Secured Party considers necessary or desirable to obtain the benefit of the Collateral, or any part thereof, free of any set off, deduction or abatement and any money so expended by the Secured Party shall form part of the Obligations and shall bear interest at the highest rate per annum from time to time charged by the Secured Party on any of the other Obligations.

Section
MISCELLANEOUS

9.1

Costs.

The Debtor will indemnify and reimburse the Secured Party on demand for all interest, commissions, costs of realization and other costs and expenses (including the full amount of all legal fees and expenses paid by the Secured Party) incurred by the Secured Party or any Receiver in connection with:

(a)

the perpetual registration of any financing statement registered in connection with the security interests hereby created;

(b)

the preparation, execution, perfection, protection, enforcement of and advice with respect to this Security Agreement;

(c)

the realization, disposition of, retention, protection, insuring or collection of any Collateral;

(d)

the protection or enforcement of the rights, remedies and powers of the Secured Party or any Receiver, including, without limitation, participation, preparation and advice with respect to any actions or proceedings commenced or threatened by or against the Debtor;

(e)

the inspection of the Collateral;

(f)

investigating title to the Collateral;

VAN01: 2068101: v9

(g)

the compliance by the Secured Party with all demands made upon the Secured Party to amend, extend, cancel or discharge any registrations and filings related hereto; and

(h)

any other cost related hereto.

All amounts for which the Debtor is required hereunder to reimburse the Secured Party or any Receiver shall, from the date of disbursement until the date the Secured Party or the Receiver receives reimbursement, be deemed advanced to the Debtor by the Secured Party, shall be deemed to be Obligations and shall bear interest at the highest rate per annum from time to time charged by the Secured Party on any of the other Obligations.

9.2

Appointment of Attorney.

The Debtor hereby constitutes and appoints the Secured Party, or any Receiver, the true and lawful attorney of the Debtor irrevocably with full power of substitution to do, make and execute all such assignments, documents, acts, matters or things with the right to use the name of the Debtor whenever and wherever it may be deemed necessary or expedient.  The Debtor hereby declares that the irrevocable power of attorney granted hereby, being coupled with an interest, is given for valuable consideration.

9.3

No Obligation to Make Advances.

Nothing herein shall obligate the Secured Party to make any advance or loan or further advance or extend credit to the Debtor and, in particular, nothing herein shall obligate the Secured Party to advance any unadvanced portion of any loan or credit to the Debtor after the occurrence of an Event of Default.  Except to the extent that the Secured Party:

(a)

by accepting bills of exchange drawn on it by the Debtor; or

(b)

by issuing letters of credit or letters of guarantee on the application of the Debtor,

is required to advance monies on the maturity of those bills or pursuant to those letters of credit or letters of guarantee, as the case may be, none of the preparation, execution, perfection or registration of this Security Agreement or the advance of any monies by the Secured Party shall bind the Secured Party to make any further advance.

9.5

Security Interests Effective Immediately.

Neither the execution of, nor any filing with respect to, this Security Agreement shall bind the Secured Party to grant any credit to the Debtor, but the security interests hereby created shall take effect forthwith upon the execution of this Security Agreement by the Debtor.

.

Security in Addition and not in Substitution, Remedies Cumulative.

The rights, remedies and powers conferred by this Security Agreement are in addition to, and not in substitution for, any other rights, remedies or powers the Secured Party may have under this Security Agreement, at law, in equity or by or under the PPSA or any other statute.  The Secured Party may proceed by way of any action, suit or other proceeding at law or

VAN01: 2068101: v9

in equity and no right, remedy or power of the Secured Party shall be exclusive of or dependent on any other.  The Secured Party may exercise any of its rights, remedies or powers separately or in combination and at any time.

9.6

Statutory Waivers.

To the fullest extent permitted by law, the Debtor waives all of the rights, benefits and protection given by the provisions of any existing or future statute which imposes limitations upon the rights, remedies or powers of a Secured Party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute.  In particular, the Debtor waives all rights, benefits and protection given by the Civil Enforcement Act (Alberta) and sections 47 to 50 of the Law of Property Act (Alberta) insofar as they extend to or relate to any of the Collateral.  The Limitation of Civil Rights Act (Saskatchewan) shall not apply to the security interests hereby created or any of the rights, remedies or powers of the Secured Party or any Receiver.

9.7

Provisions Reasonable.

The Debtor acknowledges that the provisions of this Security Agreement and, in particular, those respecting rights, remedies and powers of the Secured Party and any Receiver against the Debtor, its business and any Collateral upon an Event of Default, are commercially reasonable and not manifestly unreasonable.

9.8

Further Assurances.

The Debtor shall at all times, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, assignments, security agreements and assurances as the Secured Party may reasonably require in order to give effect to the provisions hereof and for the better granting, transferring, assigning, charging, setting over, assuring, confirming or perfecting the security interests hereby created and the priority accorded to them by law or under this Security Agreement.

9.9

Notices.

(a)

Every notice, demand and other communication in connection with this Security Agreement (including, without limitation, notices required or permitted under the Bankruptcy and Insolvency Act (Canada)) and all legal process in regard hereto shall be validly given, made or served if in writing and delivered to, or mailed, postage prepaid, or telecopied or telexed or sent by other similar form of communication (collectively "Electronic Communication") to the intended recipient at its address first written above and if to the Debtor to the attention of the President and if to the Secured Party to the attention of Mr. Keith Denner or to such other address or person as the other party may from time to time designate by notice.

(b)

Any notice, requisition, demand or other instrument, (including, without limitation, notices required or permitted under the Bankruptcy and Insolvency Act (Canada)) if delivered, shall be deemed to have been given or made on the day on

VAN01: 2068101: v9

which it was delivered and if sent by Electronic Communication shall be deemed to have been given or made on the business day next following the day on which it was so sent, and if mailed shall be deemed to have been given or made on the third business day following the day on which it was so mailed.  Any party hereto may give written notice of a change of address in the same manner, in which event any notice shall thereafter be given to it as above provided at such changed address.

9.10

Discharge.

Upon payment and performance by the Debtor of the Obligations secured hereby the Secured Party shall upon request in writing by the Debtor deliver up this Security Agreement to the Debtor and shall at the expense of the Debtor cancel and discharge the security interests hereby created and execute and deliver to the Debtor such documents as shall be requisite to discharge the security interests hereby created.

9.11

Delivery of Copy/Waiver.

The Debtor hereby acknowledges receiving a copy of this Security Agreement.  The Debtor waives all rights to receive from the Secured Party a copy of any financing statement or financing change statement registered or verification statement issued at any time in respect of this Security Agreement.

9.12

Release of Information.

The Debtor hereby authorizes the Secured Party to provide a copy of this Security Agreement and such other information (including full details of the Obligations) as may be requested of the Secured Party by persons entitled thereto under the PPSA.

9.13

Inspection, Management and Repairs.

The Debtor covenants and agrees that the Secured Party may, but shall be under no obligation to, at such time or times as the Secured Party deems necessary and without the concurrence of the Debtor or any other person make such arrangements for the repairing, finishing and putting in order of the Business Premises, including, without limitation, such repairs, replacements and improvements as are necessary so that the Debtor and the Business Premises comply with Environmental Laws, and all reasonable costs, charges and expenses including an allowance for the time and services of the Secured Party, the Secured Party's servants or agents or any other person or persons appointed for the above purposes including, without limitation, the full amount of all legal fees, disbursements, costs, charges and expenses incurred by the Secured Party and any amount due hereunder shall be payable forthwith to the Secured Party, shall be deemed an advance to the Debtor by the Secured Party, shall be deemed to be Obligations, and shall bear interest at the highest rate per annum from time to time charged by the Secured Party on any of the other Obligations until paid.

VAN01: 2068101: v9

9.14

Hazardous Materials and Environmental Laws.

The Debtor represents and warrants to the Secured Party that:

(a)

the Business Premises are not insulated with urea formaldehyde and do not contain any asbestos material or underground tanks;

(b)

the Business Premises are free of any Hazardous Materials;

(c)

the Business Premises are not currently used in a manner, and, to the Debtor's knowledge, after having made due inquiry, no prior use has occurred, which is contrary to any laws, regulations, orders, bylaws, permits or lawful requirements of any Environmental Laws; and

(d)

there are no existing or threatened claims, actions, orders or investigations under any Environmental Laws against the Debtor or against the Business Premises.

9.15

Authorization of Inquiries.

The Debtor hereby authorizes the Secured Party to make enquiries from time to time of any governmental authority with respect to the Debtor's compliance with Environmental Laws and the Debtor agrees that the Debtor will from time to time provide to the Secured Party with such written authorization as the Secured Party may reasonably require in order to facilitate the obtaining of such information.

9.16

Indemnification.

(a)

The Debtor shall indemnify, reimburse and save harmless the Secured Party, any receiver, its directors, officers, employees, agents, and successors and assigns, from any and all liabilities, actions, damages, claims, losses, costs and expenses whatsoever (including without limitation, the full amount of all legal fees, costs, charges and expenses and the cost of removal, treatment, storage and disposal of any Hazardous Materials and remediation of the Business Premises) which may be paid, incurred or asserted against the Secured Party for, with respect to or as a direct or indirect result of the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, the Business Premises or into or upon any other land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Materials.

(b)

The Debtor agrees that the indemnity obligations hereunder shall survive the release of the security of this Security Agreement and the payment and satisfaction of the indebtedness and liabilities hereby secured, but only insofar as such indemnity obligations relate to liabilities, actions, damages, claims, losses, costs and expenses arising in connection with Hazardous Material that were on the Business Premises prior to such release, payment and satisfaction.

VAN01: 2068101: v9

Section
INTERPRETATION

10.1

Entire Agreement/Amendment.

This Security Agreement contains the entire agreement between the parties relating to the security interests hereby created.  Any amendment of this Security Agreement shall not be binding unless in writing and signed by the Secured Party and the Debtor.  The Debtor confirms that there are no representations, warranties, covenants or acknowledgements affecting, or relied upon in entering this Security Agreement.

10.2

Severability.

Any provision of this Security Agreement prohibited by law or otherwise ineffective shall be ineffective only to the extent of such prohibition or ineffectiveness and shall be severable without invalidating or otherwise affecting the remaining provisions hereof.

10.3

Headings.

All headings and titles in this Security Agreement are for reference only and are not to be used in the interpretation of the terms hereof.

10.4

Included Words.

Wherever the singular or the masculine are used herein, the same shall be deemed to include the plural or the feminine or the body politic or corporate where the context or the parties so require.

10.5

Applicable Law.

This Security Agreement shall be construed and enforceable under and in accordance with the laws of British Columbia.  The Debtor hereby irrevocably submits and attorns to the jurisdiction of the British Columbia Supreme Court sitting at Vancouver, British Columbia.

VAN01: 2068101: v9

10.6

Binding Effect.

This Security Agreement shall be binding on the Debtor and its successors, heirs, administrators and executors and shall enure to the benefit of the Secured Party and its successors and assigns.

Execution Date
Officer Signature(s)	Y	M	D	Transferor(s) Signature(s)

CURRENT TECHNOLOGY CORPORATION By its authorized signatory:

Print Name:

VAN01: 2068101: v9

SCHEDULES

Schedule A - Permitted Encumbrances

"Permitted Encumbrances " means:

(a)

liens for taxes and assessments not at the time overdue and liens securing workers' compensation assessments;

(b)

liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by the Borrower in good faith;

(c)

liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(d)

any obligations or duties, affecting the property of the Borrower to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Borrower under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Borrower;

(e)

security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Borrower; and

(e)

all security interests, liens, mortgages, charges or other encumbrances granted in favour of the Lender.

Schedule B - Debtor's Places of Business

530 - 800 West Pender Street

Vancouver, B.C.

V6C 2V6

Schedule C - Specific Equipment Description (Serial Numbered Goods)

Nil.

SCHEDULE "E"

Existing Warrants

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	$0.25	January 9, 2007
2,980,000	February 7, 2005 February 7, 2006	$0.05 $0.10	January 9, 2007** January 9, 2007
179,167	September 27, 2006	$0.15	January 9, 2007
1,600,000	October 11, 2006	$0.50	January 9, 2007

*In each case, the New Expiry Date for each set of warrants shall be the later of: (a) January 9, 2007; and (b) the date that is one year and five (5) business days after the date on which the Debt and any interest payable thereon has been repaid in full.

**The date at which the exercise price of these warrants increases from $0.05 to $0.10 shall be extended to the later of this date or seven days after the debt has been repaid in full.

Exhibit 4.1

CURRENT TECHNOLOGY CORPORATION

2004 STOCK OPTION AND STOCK BONUS PLAN

A.

1.

Purposes of and Benefits Under the Plan.  This 2004 Stock Option and Stock Bonus Plan (the "Plan") is intended to encourage stock ownership by employees, consultants and directors of Current Technology Corporation and its controlled, affiliated and subsidiary entities (collectively, the "Corporation"), so that they may acquire or increase their proprietary interest in the Corporation, and is intended to facilitate the Corporation's efforts to:  (i) induce qualified persons to become employees, officers and directors (whether or not they are employees) and consultants to the Corporation; (ii) compensate employees, officers, directors and consultants for services to the Corporation; and (iii) encourage such persons to remain in the employ of or associated with the Corporation and to put forth maximum efforts for the success of the Corporation.  It is further intended that options granted by the Committee pursuant to Section 6 of this Plan shall constitute "incentive stock options" ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code, and the regulations issued thereunder, and options granted by the Committee pursuant to Section 7 of this Plan shall constitute "non-qualified stock options" ("Non-qualified Stock Options").

2.

Definitions.  As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)

"Board" shall mean the Board of Directors of the Corporation.

(b)

"Bonus" means any Common Stock bonus issued pursuant to the provisions of this Plan.

(c)

"Committee" shall mean any Committee appointed by the Board to administer this Plan, if one has been appointed.  If no Committee has been appointed, the term "Committee" shall mean the Board.

(d)

"Common Stock" shall mean common shares without par value in the capital of the Corporation.

(e)

"Disability" shall mean a Recipient's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.  If the Recipient has a disability insurance policy, the term "Disability" shall be as defined therein.

(f)

"Fair Market Value" per share as of a particular date shall mean the last sale price of the Corporation's Common Stock as reported on a national securities exchange or by NASDAQ, or if the quotation for the last sale reported is not available for the Corporation's Common Stock, the average of the closing bid and asked prices of the Corporation's Common Stock as so reported or, if such quotations are unavailable, the value determined by the Committee in accordance with its discretion in making a bona fide, good faith determination of

Exhibit 4.1

fair market value.  Fair Market Value shall be determined without regard to any restriction other than a restriction which, by its terms, never will lapse.  In the case of Options and Bonuses granted at a time when the Corporation does not have a registration statement in effect relating to the shares issuable hereunder, the value at which the Bonus shares are issued may be determined by the Committee at a reasonable discount from Fair Market Value to reflect the restricted nature of the shares to be issued and the inability of the Recipient to sell those shares promptly.

(g)

"Options" means options granted pursuant to the provisions of this Plan, including Incentive Stock Options and Non-qualified Stock Options.

(h)

"Recipient" means any person granted an Option or awarded a Bonus hereunder.

(i)

"Internal Revenue Code" shall mean the United States Internal Revenue Code of 1986, as amended from time to time (codified as Title 26 of the United States Code) and any successor legislation.

3.

Administration.

(a)

The Plan shall be administered by the Committee.  The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically conferred under the Plan or necessary or advisable in the administration of the Plan, including the authority:  to grant Options and Bonuses; to determine the vesting schedule and other restrictions, if any, relating to Options and Bonuses; to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to whom, and the time or times at which, Options and Bonuses shall be granted; to determine the number of shares to be covered by each Option or Bonus; to determine Fair Market Value per share; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Option agreements (which need not be identical) entered into in connection with Options granted under the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan.  The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

(b)

Options and Bonuses granted under the Plan shall be evidenced by duly adopted resolutions of the Committee included in the minutes of the meeting at which they are adopted or in a unanimous written consent.

(c)

The Committee shall endeavor to administer the Plan and grant Options and Bonuses hereunder in a manner that is compatible with the obligations of persons subject to Section 16 of the U.S. Securities Exchange Act of 1934 (the "1934 Act"), although compliance with Section 16 is the obligation of the Recipient, not the Corporation.  Neither the Committee,

Exhibit 4.1

the Board nor the Corporation can assume any legal responsibility for a Recipient's compliance with his obligations under Section 16 of the 1934 Act.

(d)

No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Option or Bonus granted hereunder.

4.

Eligibility.

(a)

Subject to certain limitations hereinafter set forth, Options and Bonuses may be granted to employees (including officers) and consultants to and directors  (whether or not they are employees) of the Corporation or its present or future divisions, affiliates and subsidiaries.  In determining the persons to whom Options or Bonuses shall be granted and the number of shares to be covered by each Option or Bonus, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation, and such other factors as the Committee shall deem relevant to accomplish the purposes of the Plan.

(b)

A Recipient shall be eligible to receive more than one grant of an Option or Bonus during the term of the Plan, on the terms and subject to the restrictions herein set forth.

5.

Stock Reserved.

(a)

The stock subject to Options or Bonuses hereunder shall be shares of Common Stock.  Such shares, in whole or in part, may be authorized but unissued shares or shares that shall have been or that may be reacquired by the Corporation.  The aggregate number of shares of Common Stock as to which Options and Bonuses may be granted from time to time under the Plan shall not exceed 3,000,000, subject to adjustment as provided in Section 8(i) hereof.

(b)

If any Option outstanding under the Plan for any reason expires or is terminated without having been exercised in full, or if any Bonus granted is forfeited because of vesting or other restrictions imposed at the time of grant, the shares of Common Stock allocable to the unexercised portion of such Option or the forfeited portion of the Bonus shall become available for subsequent grants of Options and Bonuses under the Plan.

6.

Incentive Stock Options.

(a)

Options granted pursuant to this Section 6 are intended to constitute Incentive Stock Options and shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 8 hereof.  Only employees of the Corporation shall be entitled to receive Incentive Stock Options.

(b)

The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock

Exhibit 4.1

Options granted under this and any other plan of the Corporation or any parent or subsidiary of the Corporation are exercisable for the first time by a Recipient during any calendar year may not exceed the amount set forth in Section 422(d) of the Internal Revenue Code.

(c)

Incentive Stock Options granted under this Plan are intended to satisfy all requirements for incentive stock options under Section 422 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and, notwithstanding any other provision of this Plan, the Plan and all Incentive Stock Options granted under it shall be so construed, and all contrary provisions shall be so limited in scope and effect and, to the extent they cannot be so limited, they shall be void.

7.

Non-qualified Stock Options.  Options granted pursuant to this Section 7 are intended to constitute Non-qualified Stock Options and shall be subject only to the general terms and conditions specified in Section 8 hereof.

8.

Terms and Conditions of Options.  Each Option granted pursuant to the Plan shall be evidenced by a written Option agreement between the Corporation and the Recipient, which agreement shall be substantially in the form of Exhibit A hereto as modified from time to time by the Committee in its discretion, and which shall comply with and be subject to the following terms and conditions:

(a)

Number of Shares.  Each Option agreement shall state the number of shares of Common Stock covered by the Option.

(b)

Type of Option.  Each Option Agreement shall specifically identify the portion, if any, of the Option which constitutes an Incentive Stock Option and the portion, if any, which constitutes a Non-qualified Stock Option.

(c)

Option Price.  Subject to adjustment as provided in Section 8 (i) hereof, each Option agreement shall state the Option Price, which shall be determined by the Committee subject only to the following restrictions:

(1)

Each Option Agreement shall state the Option Price, which (except as otherwise set forth in paragraphs 8(c)(2) and (3) hereof) shall not be less than 100% of the Fair Market Value per share on the date of grant of the Option.

(2)

Any Incentive Stock Option granted under the Plan to a person owning more than ten percent of the total combined voting power of the Common Stock shall be at a price of no less than 110% of the Fair Market Value per share on the date of grant of the Incentive Stock Option.

(3)

Any Non-qualified Stock Option granted under the Plan shall be at a price no less than 80% of the Fair Market Value per share on the date of grant of the Non-qualified Stock Option.

Exhibit 4.1

(4)

The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such option is granted, unless a future date is specified in the resolution.

(d)

Term of Option.  Each Option agreement shall state the period during and times at which the Option shall be exercis-able, in accordance with the following limitations:

(1)

The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted, unless a future date is specified in the resolution, although any such grant shall not be effective until the Recipient has executed an Option agreement with respect to such Option.

(2)

The exercise period of any Option shall not exceed ten years from the date of grant of the Option.

(3)

Incentive Stock Options granted to a person owning more than ten percent of the total combined voting power of the Common Stock of the Corporation shall be for no more than five years.

(4)

The Committee shall have the authority to accelerate or extend the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate.  In any event, no exercise period may be so extended to increase the term of the Option beyond ten years from the date of the grant.

(5)

The exercise period shall be subject to earlier termination as provided in Sections 8(f) and 8(g) hereof, and, furthermore, shall be terminated upon surrender of the Option by the holder thereof if such surrender has been authorized in advance by the Committee.

(e)

Method of Exercise and Medium and Time of Payment.

(1)

An Option may be exercised as to any or all whole shares of Common Stock as to which it then is exercisable, provided, however, that no Option may be exercised as to less than 100 shares (or such number of shares as to which the Option is then exercisable if such number of shares is less than 100).

(2)

Each exercise of an Option granted hereunder, whether in whole or in part, shall be effected by written notice to the Secretary of the Corporation designating the number of shares as to which the Option is being exercised, and shall be accompanied by payment in full of the Option Price for the number of shares so designated, together with any written statements required by, or deemed by the Corporation's counsel to be advisable pursuant to, any applicable securities laws.

(3)

The Option Price shall be paid in cash, or in shares of Common Stock having a Fair Market Value equal to such Option Price, or in property or in a combination of cash, shares and property and, subject to approval of the Committee, may be effected in whole or

Exhibit 4.1

in part with funds received from the Corporation at the time of exercise as a compensatory cash payment.

(4)

The Committee shall have the sole and absolute discretion to determine whether or not property other than cash or Common Stock may be used to purchase the shares of Common Stock hereunder and, if so, to determine the value of the property received.

(5)

The Recipient shall make provision for the withholding of taxes as required by Section 10 hereof.

(f)

Termination.

(1)

Unless otherwise provided in the Option Agreement by and between the Corporation and the Recipient, if the Recipient ceases to be an employee, officer, director or consultant of the Corporation (other than by reason of death, Disability or retirement), all Options theretofore granted to such Recipient but not theretofore exercised shall terminate three months following the date the Recipient ceased to be an employee, officer, director or consultant of the Corporation, and shall terminate upon the date of termination of employment or other relationship if discharged for cause.

(2)

Nothing in the Plan or in any Option or Bonus granted hereunder shall confer upon an individual any right to continue in the employ of or other relationship with the Corporation or interfere in any way with the right of the Corporation to terminate such employment or other relationship between the individual and the Corporation.

(g)

Death, Disability or Retirement of Recipient.  Unless otherwise provided in the Option Agreement by and between the Corporation and the Recipient, if a Recipient shall die while an employee, officer, director or consultant of the Corporation, or within ninety days after the termination of such Recipient as an employee, officer, director or consultant, other than termination for cause, or if the Recipient's relationship with the Corporation shall terminate by reason of Disability or retirement, all Options theretofore granted to such Recipient (whether or not otherwise exercisable) unless earlier terminated in accordance with their terms, may be exercised by the Recipient or by the Recipient's estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Recipient, at any time within one year after the date of death, Disability or retirement of the Recipient; provided, however, that in the case of Incentive Stock Options such one-year period shall be limited to three months in the case of retirement.

Exhibit 4.1

(h)

Transferability Restriction.

(1)

Options granted under the Plan shall not be transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employee Retirement Income Security Act of 1974, or the rules thereunder.  Options may be exercised during the lifetime of the Recipient only by the Recipient and thereafter only by his legal representative.

(2)

Any attempted sale, pledge, assignment, hypothecation or other transfer of an Option contrary to the provisions hereof and/or the levy of any execution, attachment or similar process upon an Option, shall be null and void and without force or effect and shall result in a termination of the Option.

(3)

(A)  As a condition to the transfer of any shares of Common Stock issued upon exercise of an Option granted under this Plan, the Corporation may require an opinion of counsel, satisfactory to the Corporation, to the effect that such transfer will not be in violation of the U.S. Securities Act of 1933, as amended (the "1933 Act") or any other applicable securities laws or that such transfer has been registered under federal and all applicable state securities laws.  (B) Further, the Corporation shall be authorized to refrain from delivering or transferring shares of Common Stock issued under this Plan until the Committee determines that such delivery or transfer will not violate applicable securities laws and the Recipient has tendered to the Corporation any federal, state or local tax owed by the Recipient as a result of exercising the Option or disposing of any Common Stock when the Corporation has a legal liability to satisfy such tax.  (C)  The Corporation shall not be liable for damages due to delay in the delivery or issuance of any stock certificate for any reason whatsoever, including, but not limited to, a delay caused by listing requirements of any securities exchange or any registration requirements under the 1933 Act, the 1934 Act, or under any other state, federal or provincial law, rule or regulation.  (D)  The Corporation is under no obligation to take any action or incur any expense in order to register or qualify the delivery or transfer of shares of Common Stock under applicable securities laws or to perfect any exemption from such registration or qualification.  (E) Furthermore, the Corporation will not be liable to any Recipient for failure to deliver or transfer shares of Common Stock if such failure is based upon the provisions of this paragraph.

(i)

Effect of Certain Changes.

(1)

If there is any change in the number of shares of outstanding Common Stock through the declaration of stock dividends, or through a recapitalization resulting in stock splits or combinations or exchanges of such shares, the number of shares of Common Stock available for Options and the number of such shares covered by outstanding Options, and the exercise price per share of the outstanding Options, shall be proportionately adjusted by the Committee to reflect any increase or decrease in the number of issued shares of Common Stock; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

Exhibit 4.1

(2)

In the event of the proposed dissolution or liquidation of the Corporation, or any corporate separation or division, including, but not limited to, split-up, split-off or spin-off, or a merger or consolidation of the Corporation with another corporation, the Committee may provide that the holder of each Option then exercisable shall have the right to exercise such Option (at its then current Option Price) solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation, corporate separation or division, or merger or consolidation by a holder of the number of shares of Common Stock for which such Option might have been exercised immediately prior to such dissolution, liquidation, corporate separation or division, or merger or consolidation; or, in the alternative the Committee may provide that each Option granted under the Plan shall terminate as of a date fixed by the Committee; provided, however, that not less than 30 days' written notice of the date so fixed shall be given to each Recipient, who shall have the right, during the period of 30 days preceding such termination, to exercise the Option as to all or any part of the shares of Common Stock covered thereby, including shares as to which such Option would not otherwise be exercisable.

(3)

Paragraph 2 of this Section 8 (i) shall not apply to a merger or consolidation in which the Corporation is the surviving corporation and shares of Common Stock are not converted into or exchanged for stock, securities of any other corporation, cash or any other thing of value.  Notwithstanding the preceding sentence, in case of any consolidation or merger of another corporation into the Corporation in which the Corporation is the surviving corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (excluding a change in par value, or from no par value to par value, or any change as a result of a subdivision or combination, but including any change in such shares into two or more classes or series of shares), the Committee may provide that the holder of each Option then exercisable shall have the right to exercise such Option solely for the kind and amount of shares of stock and other securities (including those of any new direct or indirect parent of the Corporation), property, cash or any combination thereof receivable upon such reclassification, change, consolidation or merger by the holder of the number of shares of Common Stock for which such Option might have been exercised.

(4)

In the event of a change in the Common Stock of the Corporation as presently constituted into the same number of shares with a different par value, the shares resulting from any such change shall be deemed to be the Common Stock of the Corporation within the meaning of the Plan.

(5)

To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Stock Option granted pursuant to this Plan shall not be adjusted in a manner that causes such option to fail to continue to qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code.

(6)

Except as expressly provided in this Section 8(i), the Recipient shall have no rights by reason of any subdivision or consolidation of shares of stock of any class, or

Exhibit 4.1

the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class, or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation; and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.  The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structures, or to merge or consolidate, or to dissolve, liquidate, or sell or transfer all or any part of its business or assets.

(j)

No Rights as Shareholder - Non-Distributive Intent.

(1)

Neither a Recipient of an Option nor such Recipient's legal representative, heir, legatee or distributee, shall be deemed to be the holder of, or to have any rights of a holder with respect to, any shares subject to such Option until after the Option is exercised and the shares are issued.

(2)

No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 8(i) hereof.

(3)

Upon exercise of an Option at a time when there is no registration statement in effect under the 1933 Act relating to the shares issuable upon exercise, shares may be issued to the Recipient only if the Recipient represents and warrants in writing to the Corporation that the shares purchased are being acquired for investment and not with a view to the distribution thereof and provides the Corporation with sufficient information to establish an exemption from the registration requirements of the 1933 Act.  A form of subscription agreement containing representations and warranties deemed sufficient as of the date of adoption of this Plan is attached hereto as Exhibit B.

(4)

No shares shall be issued upon the exercise of an Option unless and until there shall have been compliance with any then applicable requirements of the U.S. Securities and Exchange Commission or any other regulatory agencies having jurisdiction over the Corporation.

(k)

Other Provisions.  Option Agreements authorized under the Plan may contain such other provisions, including, without limitation, (i) the imposition of restrictions upon the exercise, and (ii) in the case of an Incentive Stock Option, the inclusion of any condition not inconsistent with such Option qualifying as an Incentive Stock Option, as the Committee shall deem advisable.

9.

Grant of Stock Bonuses.  In addition to, or in lieu of, the grant of an Option, the Committee may grant Bonuses.

Exhibit 4.1

(a)

At the time of grant of a Bonus, the Committee may impose a vesting period of up to ten years, and such other restrictions which it deems appropriate.  Unless otherwise directed by the Committee at the time of grant of a Bonus, the Recipient shall be considered a shareholder of the Corporation as to the Bonus shares which have vested in the grantee at any time regardless of any forfeiture provisions which have not yet arisen.

(b)

The grant of a Bonus and the issuance and delivery of shares of Common Stock pursuant thereto shall be subject to approval by the Corporation's counsel of all legal matters in connection therewith, including compliance with the requirements of the 1933 Act, the 1934 Act, other applicable securities laws, rules and regulations, and the requirements of any stock exchanges upon which the Common Stock then may be listed.  Any certificates prepared to evidence Common Stock issued pursuant to a Bonus grant shall bear legends as the Corporation's counsel may seem necessary or advisable.  Included among the foregoing requirements, but without limitation, any Recipient of a Bonus at a time when a registration statement relating thereto is not effective under the 1933 Act shall execute a Subscription Agreement substantially in the form of Exhibit B.

10.

Agreement by Recipient Regarding Withholding Taxes.  Each Recipient agrees that the Corporation, to the extent permitted or required by law, shall deduct a sufficient number of shares due to the Recipient upon exercise of the Option or the grant of a Bonus to allow the Corporation to pay federal, provincial, state and local taxes of any kind required by law to be withheld upon the exercise of such Option or payment of such Bonus from any payment of any kind otherwise due to the Recipient.  The Corporation shall not be obligated to advise any Recipient of the existence of any tax or the amount which the Corporation will be so required to withhold.

11.

Term of Plan.  Options and Bonuses may be granted under this Plan from time to time within a period of ten years from the date the Plan is adopted by the Board.

12.

Amendment and Termination of the Plan.

(a)

(1)

Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including any exchange with which the shares of the Corporation are listed for trading), the Board of Directors may at any time, without further action by the shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to ensure that Options granted hereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which any Option holders may from time to time be a resident or citizen, or it may at any time without action by shareholders terminate the Plan.

Exhibit 4.1

(2)

provided, however, that any amendment that would:  (A) materially increase the number of securities issuable under the Plan to persons who are subject to Section 16(a) of the 1934 Act; or (B)  grant eligibility to a class of persons who are subject to Section 16(a) of the 1934 Act and are not included within the terms of the Plan prior to the amendment; or (C) materially increase the benefits accruing to persons who are subject to Section 16(a) of the 1934 Act under the Plan; or (D) require shareholder approval under applicable state law, the rules and regulations of any national securities exchange on which the Corporation's securities then may be listed, the Internal Revenue Code or any other applicable law, shall be subject to the approval of the shareholders of the Corporation as provided in Section 13 hereof.

(3)

provided further that any such increase or modification that may result from adjustments authorized by Section 8(i) hereof or which are required for compliance with the 1934 Act, the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, their rules or other laws or judicial order, shall not require such approval of the shareholders.

(b)

Except as provided in Section 8 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Option previously granted, unless the written consent of the Recipient is obtained.

13.

Approval of Shareholders.  The Plan shall take effect upon its adoption by the Board but shall be subject to approval at a duly called and held meeting of stockholders in conformance with the vote required by the Corporation's governing documents, resolution of the Board, any other applicable law and the rules and regulations thereunder, or the rules and regulations of any national securities exchange upon which the Corporation's Common Stock is listed and traded, each to the extent applicable.

14.

Termination of Right of Action.  Every right of action arising out of or in connection with the Plan by or on behalf of the Corporation or any of its subsidiaries, or by any shareholder of the Corporation or any of its subsidiaries against any past, present or future member of the Board, or against any employee, or by an employee (past, present or future) against the Corporation or any of its subsidiaries, will, irrespective of the place where an action may be brought and irrespective of the place of residence of any such shareholder, director or employee, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action is alleged to have risen.

15.

Tax Litigation.  The Corporation shall have the right, but not the obligation, to contest, at its expense, any tax ruling or decision, administrative or judicial, on any issue which is related to the Plan and which the Board believes to be important to holders of Options issued under the Plan and to conduct any such contest or any litigation arising therefrom to a final decision.

Exhibit 4.1

16.

Adoption.

(a)

This Plan was approved by resolution of the Board of Directors of the Corporation on September 2, 2004.

(b)

If this Plan is not approved by the shareholders of the Corporation within 12 months of the date the Plan was approved by the Board as required by Section 422(b)(1) of the Internal Revenue Code, this Plan and any Options granted hereunder to Recipients shall be and remain effective, but the reference to Incentive Stock Options herein shall be deleted and all Options granted hereunder shall be Non-qualified Stock Options pursuant to Section 7 hereof.

[End of Plan]

Exhibit 4.1

Exhibit A

FORM OF STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT made as of this ___ day of ____________, ______, by and between Current Technology Corporation (the "Corporation"), and ________________ __________________________ (the "Recipient").

In accordance with the Corporation's 2004 Stock Option and Stock Bonus Plan (the "Plan"), the provisions of which are incorporated herein by reference, the Corporation desires, in connection with the services of the Recipient, to provide the Recipient with an opportunity to acquire common shares without par value in the capital of the Corporation ("Common Stock") on favorable terms and thereby increase the Recipient's proprietary interest in the Corporation and incentive to put forth maximum efforts for the success of the business of the Corporation.  Capitalized terms used but not defined herein are used as defined in the Plan.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein set forth and other good and valuable consideration, the Corporation and the Recipient agree as follows:

1.

Confirmation of Grant of Option.  Pursuant to a determination of the Committee or, in the absence of a Committee, by the Board of Directors of the Corporation made on ___________, _____ (the "Date of Grant"), the Corporation, subject to the terms of the Plan and of this Agreement, confirms that the Recipient has been irrevocably granted on the Date of Grant, as a matter of separate inducement and agreement, and in addition to and not in lieu of salary or other compensation for services, a Stock Option (the "Option") exercisable to purchase an aggregate of ______ shares of Common Stock on the terms and conditions herein set forth, subject to adjustment as provided in Paragraph 8 hereof.

2.

Option Price.  The Option Price of shares of Common  Stock covered by the Option will be $_____ per share (the "Option Price") subject to adjustment as provided in Paragraph 8 hereof.

3.

Vesting and Exercise of Option.  (a)  Except as otherwise provided herein or in Section 8 of the Plan, the Option [shall vest and become exercisable as follows:  (insert vesting schedule), provided, however, that no option shall vest or become exercisable unless the Recipient is an employee of the Corporation on such vesting date/or may be exercised in whole or in part at any time during the term of the Option.]  (b)  The Option may not be exercised at any one time as to fewer than 100 shares (or such number of shares as to which the Option is then exercisable if such number of shares is less than 100).  (c)  The Option may be exercised by written notice to the Secretary of the Corporation accompanied by payment in full of the Option Price as provided in Section 8 of the Plan.

Exhibit 4.1

4.

Term of Option.  The term of the Option will be through __________, ____, subject to earlier termination or cancellation as provided in this Agreement.  The holder of the Option will not have any rights to dividends or any other rights of a shareholder with respect to any shares of Common Stock subject to the Option until such shares shall have been issued (as evidenced by the appropriate transfer agent of the Corporation) upon purchase of such shares through exercise of the Option.

5.

Transferability Restriction.  The Option may not be assigned, transferred or otherwise disposed of, or pledged or hypothecated in any way (whether by operation of law or otherwise) except in strict compliance with Section 8 of the Plan.  Any assignment, transfer, pledge, hypothecation or other disposition of the Option or any attempt to make any levy of execution, attachment or other process will cause the Option to terminate immediately upon the happening of any such event; provided, however, that any such termination of the Option under the provisions of this Paragraph 5 will not prejudice any rights or remedies which the Corporation may have under this Agreement or otherwise.

6.

Exercise Upon Termination.  The Recipient's rights to exercise this Option upon termination of employment or cessation of service as an officer, director or consultant shall be as set forth in Section 8(f) of the Plan.

7.

Death, Disability or Retirement of Recipient.  The exercisability of this Option upon the death, Disability or retirement of the Recipient shall be as set forth in Section 8(g) of the Plan.

8.

Adjustments.  The Option shall be subject to adjustment upon the occurrence of certain events as set forth in Section 8(i) of the Plan.

9.

No Registration Obligation.  The Recipient understands that the Option is not registered under the 1933 Act and, unless by separate written agreement, the Corporation has no obligation to so register the Option or any of the shares of Common Stock subject to and issuable upon the exercise of the Option, although it may from time to time register under the 1933 Act the shares issuable upon exercise of Options granted pursuant to the Plan.  The Recipient represents that the Option is being acquired for the Recipient's own account and that unless registered by the Corporation, the shares of Common Stock issued on exercise of the Option will be acquired by the Recipient for investment.  The Recipient understands that the Option is, and the underlying securities may be, issued to the Recipient in reliance upon exemptions from the 1933 Act, and acknowledges and agrees that all certificates for the shares issued upon exercise of the Option may bear the following legend unless such shares are registered under the 1933 Act prior to their issuance:

The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "1933 Act"), and are "restricted securities" as that term is defined in Rule 144 under the 1933 Act.  The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration

Exhibit 4.1

statement under the 1933 Act or pursuant to an exemption from registration under the 1933 Act, the availability of which is to be established to the satisfaction of the Company.

The Recipient further understands and agrees that the Option may be exercised only if at the time of such exercise the underlying shares are registered and/or the Recipient and the Corporation are able to establish the existence of an exemption from registra-tion under the 1933 Act and applicable state or other laws.

10.

Notices.  Each notice relating to this Agreement will be in writing and delivered in person or by certified mail to the proper address.  Notices to the Corporation shall be addressed to the Corporation, attention:  __________________________________________ or at such other address as may constitute the Corporation's principal place of business at the time, with a copy to: Theresa M. Mehringer, Esq., Burns, Figa & Will, P.C., 6400 S. Fiddlers Green Circle, Suite 1030, Englewood, Colorado  80111.  Notices to the Recipient or other person or persons then entitled to exercise the Option shall be addressed to the Recipient or such other person or persons at the Recipient's address below specified.  Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect given pursuant to this Paragraph  10.

11.

Approval of Counsel.  The exercise of the Option and the issuance and delivery of shares of Common Stock pursuant thereto shall be subject to approval by the Corporation's counsel of all legal matters in connection therewith, including compliance with the requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended, applicable state and other securities laws, the rules and regulations thereunder, and the requirements of any national securities exchange(s) upon which the Common Stock then may be listed.

12.

Benefits of Agreement.  This Agreement will inure to the benefit of and be binding upon each successor and assignee of the Corporation.  All obligations imposed upon the Recipient and all rights granted to the Corporation under this Agreement will be binding upon the Recipient's heirs, legal representatives and successors.

13.

Effect of Governmental and Other Regulations.  The exercise of the Option and the Corporation's obligation to sell and deliver shares upon the exercise of the Option are subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency which may, in the opinion of counsel for the Corporation, be required.

14.

Plan Governs.  In the event that any provision in this Agreement conflicts with a provision in the Plan, the provision of the Plan shall govern.

Exhibit 4.1

Executed in the name and on behalf of the Corporation by one of its duly authorized officers and by the Recipient all as of the date first above written.

CURRENT TECHNOLOGY CORPORATION

Date ______________, _______

By:

 _______________, President

The undersigned Recipient has read and understands the terms of this Option Agreement and the attached Plan and hereby agrees to comply therewith.

Date ______________, _______

Signature of Recipient

Address:

Exhibit 4.1

Exhibit B

SUBSCRIPTION AGREEMENT

THE SECURITIES BEING ACQUIRED BY THE UNDERSIGNED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 OR ANY OTHER LAWS AND ARE OFFERED UNDER EXEMPTIONS FROM THE REGISTRATION PROVISIONS OF SUCH LAWS.  THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER CONTAINED IN THIS STOCK SUBSCRIPTION AGREEMENT AND APPLICABLE SECURITIES LAWS.

This Subscription Agreement is entered for the purpose of the undersigned acquiring _____________ shares of the no par value common stock (the "Securities") of Current Technology Corporation (the "Corporation") from the Corporation as a Bonus or pursuant to exercise of an Option granted pursuant to the Corporation's 2004 Stock Option and Stock Bonus Plan (the "Plan"). All capitalized terms not otherwise defined herein shall be as defined in the Plan.

It is understood that no grant of any Bonus or exercise of any Option at a time when no registration statement relating thereto is effective under the U.S. Securities Act of 1933, as amended (the "1933 Act") can be completed until the undersigned executes this Subscription Agreement and delivers it to the Corporation, and that such grant or exercise is effective only in accordance with the terms of the Plan and this Subscription Agreement.

In connection with the undersigned's acquisition of the Securities, the undersigned represents and warrants to the Corporation as follows:

.

The undersigned has been provided with, and has reviewed the Plan, and such other information as the undersigned may have requested of the Corporation regarding its business, operations, management, and financial condition (all of which is referred to herein as the "Available Information").

.

The Corporation has given the undersigned the opportunity to ask questions of and to receive answers from persons acting on the Corporation's behalf concerning the terms and conditions of this transaction and the opportunity to obtain any additional information regarding the Corporation, its business and financial condition or to verify the accuracy of the Available Information which the Corporation possesses or can acquire without unreasonable effort or expense.

.

The Securities are being acquired by the undersigned for the undersigned's own account and not on behalf of any other person or entity.

.

The undersigned understands that the Securities being acquired hereby have not been registered under the 1933 Act or any state or foreign securities laws, and are, and unless registered will continue to be, restricted securities within the meaning of Rule 144 of the General Rules and Regulations under the 1933 Act and other statutes, and the undersigned consents to the placement of appropriate restrictive legends on any certificates evidencing the Securities and any certificates issued in replacement or exchange therefor and acknowledges that the Corporation will cause its stock transfer records to note such restrictions.

.

By the undersigned's execution below, it is acknowledged and understood that the Corporation is relying upon the accuracy and completeness hereof in complying with certain obligations under applicable securities laws.

.

This Agreement binds and inures to the benefit of the representatives, successors and permitted assigns of the respective parties hereto.

.

The undersigned acknowledges that the grant of any Bonus or Option and the issuance and delivery of shares of Common Stock pursuant thereto shall be subject to prior approval by the Corporation's counsel of all legal matters in connection therewith, including compliance with the requirements of the 1933 Act and other applicable securities laws, the rules and regulations thereunder, and the requirements of any national securities exchange(s) upon which the Common Stock then may be listed.

.

The undersigned acknowledges and agrees that the Corporation has withheld ___________ shares for the payment of taxes as a result of the grant of the Bonus or the exercise of an Option.

.

The Plan is incorporated herein by reference.  In the event that any provision in this Agreement conflicts with ANY provision in the Plan, the provisions of the Plan shall govern.

Date: ______________, ______

Signature of Recipient

Tax ID Number:

Address:

800 WEST PENDER STREET - OFFICE LEASE

INDEX

ARTICLE 1 - INTERPRETATION

ARTICLE 10 - TAXES

Section 1.01

Definitions

Section 10.01

Taxes Payable by the Landlord

Section 1.02

Schedules

Section 10.02

Taxes Payable by the Tenant

Section 1.03

Extended Meanings

Section 10.03

Business Taxes and Other Taxes of the Tenant

Section 1.04

Headings and Captions

Section 10.04

Postponement

Section 1.05

Obligations as Covenants

Section 10.05

Tenant to Deliver Receipts

Section 1.06

Entire Agreement

Section 10.06

Assessment Appeals

Section 1.07

Governing Law

Section 1.08

Severability

ARTICLE 11 - ASSIGNMENT AND SUBLETTING

Section 1.09

Successors and Assigns

Section 1.10

Time of the Essence

Section 11.01

Permitted Occupants

Section 1.11

Confidential Nature of Lease

Section 11.02

Assignment or Subletting

Section 1.12

Tenant Partnership

Section 11.03

Change in Control

Section 11.04

Surrender

ARTICLE 2 - DEMISE

Section 11.05

Continuing Obligations

Section 11.06

Assignment by Landlord

Section 2.01

Leased Premises

ARTICLE 3 - TERM

ARTICLE 12 - STATUS CERTIFICATES, ATTORNMENT AND SUBORDINATION

Section 3.01

Term

Section 3.02

Overholding

Section 12.01

Status Certificates

Section 12.02

Subordination and Attornment

ARTICLE 4 - RENT

Section 12.03

Attorney

ARTICLE 13 - LIMITATION OF LIABILITIES

Section 4.01

Basic Rent

Section 4.02

Additional Rent

Section 13.01

Unavoidable Delay

Section 4.03

Determination of Rentable Area

Section 13.02

Waiver

Section 4.04

Payment of Tenant's Proportionate Share

Section 13.03

No Claim for Inconvenience

Section 4.05

Accrual of Rent

Section 13.04

Indemnity by Tenant

Section 4.06

Currency and Place of Payment

Section 13.05

Acceptance of Leased Premises

Section 4.07

Additional Rent Treated as Rent

Section 4.08

Interest on Amounts in Default

ARTICLE 14 - ACCESS

Section 4.09

Net Lease to Landlord

Section 14.01

Entry by Landlord

Section 14.02

Exhibiting Leased Premises

ARTICLE 5 - GENERAL COVENANTS

ARTICLE 15 - ALTERATIONS AND ADDITIONS

Section 5.01

Landlord's Covenants

Section 5.02

Tenant's Covenants

Section 15.01

Landlord's Alterations, etc.

Section 15.02

Tenant's Alterations

ARTICLE 6 -  BUILDING SERVICES, COMMON AREAS,

Section 15.03

Liens

UTILITIES

ARTICLE 16 - REMEDIES OF LANDLORD ON TENANT'S

Section 6.01

Heating, Ventilating and Air Conditioning

DEFAULT

Section 6.02

Common Area

Section 6.03

Janitorial Services

Section 16.01

Remedying by Landlord, Non-Payment and

Section 6.04

Utilities

Interest

Section 16.02

Right to Re-Enter

ARTICLE 7 - USE AND OCCUPANCY OF LEASED

Section 16.03

Bankruptcy of Tenant

PREMISES

Section 16.04

Right to Terminate

Section 7.01

Use

Section 16.05

Right to Re-Let

Section 7.02

Nuisance

Section 16.06

Remedies Cumulative

Section 7.03

Compliance with Laws

Section 16.07

Waiver of Exemption from Distress

Section 7.04

Compliance with Rules and Regulations

Section 16.08

Removal of Chattels

Section 7.05

Signs and Advertising

Section 7.06

Disfiguration, Overloading, etc.

Section 7.07

Energy Conservation

ARTICLE 17 - ENVIRONMENTAL MATTERS

Section 7.08

Remedial Action

Section 17.01

 Restriction on Contaminants

Section 7.09

Glass

Section 17.02

Compliance with Environmental Laws

Section 17.03

Access by Landlord

ARTICLE 8 - INSURANCE

                Section 17.04

Notice to Landlord

Section 17.05

Removal of Contaminants

Section 8.01

Tenant's Insurance

Section 17.06

Ownership of Contaminants

Section 8.02

Form of Policies

Section 17.07

Indemnity

Section 8.03

Release of Landlord

Section 17.08

Survival of Tenant's Obligations

Section 8.04

Landlord's Insurance

Section 8.05

Insurance Risks

ARTICLE 18 - MISCELLANEOUS

ARTICLE 9 - REPAIR AND DAMAGE

                Section 18.01

Notices

Section 18.02

Registration of Lease

Section 9.01

Landlord's Obligations

Section 18.03

Acceptance

Section 9.02

Tenant's Obligations

Section 9.03

Tenant's Liability

SCHEDULE A -

Plan of Leased Premises

Section 9.04

Damage - Landlord's Liability

SCHEDULE B -

Plan of 800 West Pender Street Development

Section 9.05

Abatement and Termination

SCHEDULE C -

Rules and Regulations

SCHEDULE D -

Special Provisions

OFFICE PREMISES LEASE

          THIS LEASE made the 4th day of March, 2005.

PURSUANT TO THE "LAND TRANSFER FORM ACT, PART 2"

BETWEEN:

800 WEST PENDER LTD., a corporation pursuant to the Laws of the Province of British Columbia under 26121A, with an office in the City of Vancouver, in the Province of British Columbia (hereinafter called "the Landlord")

                                   OF THE FIRST PART

AND:

CURRENT TECHNOLOGY CORPORATION, a company pursuant to the Laws of Canada, with an office in the City of Vancouver, in the Province of British Columbia (thereinafter called "the Tenant")

                                   OF THE SECOND PART

WITNESS that whereas the Landlord has agreed to lease to the Tenant and the Tenant has agreed to lease from the Landlord the Leased Premises (as hereinafter defined) forming part of the Development (as hereinafter defined) municipally known as 800 West Pender Street, Vancouver, British Columbia:

NOW THEREFORE in consideration of the rents, covenants, and agreements hereinafter contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.01 - Definitions

In this Lease, unless there is something in the subject matter or context inconsistent therewith:

"Additional Rent" means all amounts in addition to Basic Rent payable by the Tenant to the Landlord pursuant to any provision of this Lease;

"Administrative Charge" means, whenever the Landlord performs work or supplies services pursuant to this Lease, or causes the same to be performed or supplied, which is or are the responsibility of the Tenant, or for which expense the Tenant is responsible, in addition to the amount otherwise payable to the Landlord in respect thereof pursuant to this Lease, a charge equal to fifteen percent (15%) of all costs, fees and expenses incurred by the Landlord in connection therewith.

"Architect" means the architect designated from time to time by the Landlord;

"Basic Rent" means the rent specified in Section 4.01;

"Business Day" means any day which is not a Saturday, Sunday or a holiday (as defined in the Interpretation Act of British Columbia);

"Business Hours" means the period from 8:00 a.m. to 6:00 p.m. on any Business Day;

"Business Taxes" means all taxes and licence fees in respect of any business carried on by the Tenant or other occupants of the Leased Premises;

"Corporation Capital Tax" means the applicable amount (as hereinafter defined) of any tax or taxes payable by the Landlord under the Corporation Capital Tax Act or other legislation of British Columbia or the amount of any other capital or place of business tax levied by the provincial government or other applicable taxing authority against the Landlord with respect to the Development, or any part thereof, whether known as capital tax or by any other name; provided that for the purpose of this definition the phrase "applicable amount" of such tax shall mean the amount thereof that would be payable if the Development were the only establishment of the Landlord in British Columbia and any other establishments of the Landlord therein were located outside British Columbia;

"Common Area" means those portions of the Development designated from time to time by the Landlord for the common use and enjoyment of all the tenants of the Development and their respective agents, invitees, servants, employees and licensees and includes, without limitation, the public entrance doors, halls, loading areas, public lobbies and elevators;

"Contaminants" means any explosives, radioactive materials, asbestos materials, urea formaldehyde, chlorobiphenyls, hydrocarbon contaminants, underground tanks, pollutants, contaminants, hazardous, corrosive or toxic substances, special waste or waste of any kind or any other substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or release into the environment of which is prohibited, controlled, regulated or licensed under Environmental Laws;

"Contaminant Dealings" means the sale, storage, manufacture, disposal, treatment, generation, use, transport, remediation release into the environment of, or any other dealing with, any Contaminants;

"Development" means the multi-storey office building and related parking and storage facilities located on, and including, the Lands together with any other buildings, structures or improvements erected thereon from time to time;

"Eligible Corporation" means a corporation which controls or is controlled by or under common control with the Tenant, control meaning the direct or indirect beneficial ownership of more than fifty percent (50%) of the shares of a corporation which may be voted at any meeting held for the purpose of the election of Directors of that corporation;

"Environmental Laws" means any and all statutes, laws, regulations, orders, bylaws and other lawful requirements of any federal, provincial, municipal or other governmental authority having jurisdiction over the Premises now or hereafter in force with respect in any way to the environment, health, occupational health and safety, product liability or transportation of dangerous goods, including all applicable guidelines, rules, permit requirements, criteria, policies and standards with respect to the foregoing as adopted by any governmental authority from time to time;

"Goods and Services Tax" means the tax levied and contained in Part IX to the Excise Tax Act (Canada) and in consequential amendments to other federal statutes, as amended from time to time and any other taxes, fees, levies, charges, assessments, duties and excises (whether characterized as sales tax, purchase tax, value-added tax, goods and services tax or any other form) which are imposed on the Landlord or which the Landlord is liable to pay, and which are levied, rated, or assessed by the governmental authority whatsoever on the act of entering into this Lease or otherwise on account of this Lease, or on the use or occupancy of the Leased Premises or any portion thereof, or on the Rent or any portion thereof, or in connection with the business of renting the Leased Premises or any portion thereof, but excluding taxes and income tax under Part 1 of the Income Tax Act of Canada as at the date of this Lease;

"Indemnifier" means the person who has executed or agreed to execute the Indemnity Agreement which is attached to this Lease as schedule "E", if applicable;

"Landlord" means the Landlord and its successors and assigns;

"Landlord's Income Taxes" means all income or profits taxes upon the income of the Landlord to the extent that such taxes are not levied in lieu of taxes, rates, duties, levies and assessment against the Development or upon the Landlord in respect thereof;

"Lands" means those certain lands and premises in the City of Vancouver, British Columbia, being more particularly described as: Lots 6-10, Block 31, District Lot 541, Plan 210, City of Vancouver.

"Lease" means this Lease as from time to time amended or renewed;

"Lease Year" means a period of twelve (12) months commencing on the first day of January in each year except that:

(i)

the first Lease Year begins on the first day of the Term and ends on the last day of the calendar year in which the first day of the Term occurs, and

(ii)

the last Lease Year of the Term begins on the first day of the calendar year during which the last day of the Term occurs and ends on the last day of the Term,

provided that the Landlord may from time to time by written notice to the Tenant specify an annual date upon which each subsequent Lease Year is to commence, in which event the Lease Year which would otherwise be current when such annual date first occurs thereafter shall terminate on the preceding day;

"Leased Premises" means the premises in the Development shown outlined in cross hatching on Schedule "A" annexed hereto (excluding therefrom any portion of the exterior face of the Development);

"Mortgage" means any mortgage or charge (including a deed of trust and mortgage securing bonds and all indentures supplemental thereto) which may now or hereafter affect the Development;

"Mortgagee" means the mortgagee, chargee or trustee for bondholders, as the case may be, named in a Mortgage;

"Operating Costs" means the aggregate without duplication, of all costs, expenses, fees, rentals and disbursements of every kind and nature, direct or indirect, incurred, accrued or attributed by or on behalf of the Landlord in the complete maintenance, repair, operation, supervision and management of the Development and, without limitation, shall include:

(i)

the cost of providing cleaning, janitorial, landscaping, supervisory, maintenance and other services;

(ii)

the cost of heating, cooling and ventilating the Development and the cost of providing water, electricity and all other utilities and services not payable by a specific tenant of the Development;

(iii)

the cost of policing and providing security for and supervision of the Development;

(iv)

the cost of all insurance in respect of the Development maintained by the Landlord, including loss of rentals insurance;

(v)

the cost of all repairs, maintenance and replacements properly chargeable against income made from time to time by the Landlord, or on its behalf, to the Development and its appurtenances and equipment, including those made with respect to the Common Areas or any other part of the Development;

(vi)

fees and expenses incurred for legal, accounting and other professional services relating to the Development;

(vii)

the fair market rental value of space in the Development, as determined by the Landlord from time to time, which would otherwise be rentable but which the Landlord uses in leasing, operating, managing or maintaining the Development;

(viii)

salaries, wages and fringe benefits of all personnel, including supervisory personnel, employed directly in the maintenance, repair, operation or management of the Development;

(ix)

amounts paid to independent contractors for any services in connection with the Development and amounts payable for the rental of any equipment, installations or signs;

(x)

all Taxes, business taxes payable by or on account of other tenants or other businesses on the Development  or on  any other taxes, if any, from time to time payable for or attributed by the Landlord to the Common Areas or other areas of the Development, and Corporation Capital Tax;

(xi)

all expenditures for equipment, systems or alterations undertaken primarily to improve the Development, conserve energy, or reduce Operating Costs unless the Landlord elects to depreciate or amortize such expenditures and thus includes them in the costs referred to in subparagraph (xii) below;

(xii)

depreciation or amortization of (a) the cost of all plant, equipment, fixtures, furnishings and artwork forming part of the Common Areas or otherwise serving the Development; (b) expenditures for equipment, systems or alterations undertaken primarily to improve the Development, conserve energy or reduce Operating Costs unless they are, pursuant to subparagraph (xi) above, charged fully in the Lease Year in which they are incurred in accordance with sound accounting principles; and (c) the costs incurred after the date of commencement of the Term for repairing or replacing all fixtures, equipment and facilities comprising the Common Areas or serving the Development (including all fixtures and equipment used for heating, ventilating and air conditioning the Development) and portions of the Development (including leasable premises) which consist of foundations, exterior weather walls, structural subfloors and roofs, the structural portions of bearing walls and structural columns and beams unless they are pursuant to subparagraph (v) above, charged fully in the Lease Year in which they are incurred in accordance with sound accounting principles; in each case together with interest thereon at a rate equal to one Percent (1%) above the interest rate from time to time charged to the Landlord by its chartered bank at the beginning of each Lease year on the undepreciated capital cost of all such items being depreciated from time to time;

(xiii)

an administrative and supervisory fee equal to three percent (3%) of the gross collections of all amounts (including amounts of the nature of Additional Rent) from all tenants or occupants of the Development;

(xiv)

 a reasonable amount, as determined by the Landlord from time to time, of costs incurred by or on behalf of tenants on the Lands with whom the Landlord may have agreements whereby in respect of their premises those tenants perform any cleaning, maintenance, or other work or services which, if directly incurred by the Landlord, would have been included in Operating Costs; and

(xiv)

Goods and Services Tax, Social Services Taxes, Use and Excise Taxes on goods and services purchased by the Landlord;

but shall exclude:

(A)

debt service payable upon the Landlord's financing of the Development;

(B)

any rental payments payable by the Landlord pursuant to any lease of the Lands; and

(C)

costs determined by the Landlord from time to time to be fairly allocable to the correction of construction faults;

and there shall be deducted from Operating Costs net proceeds received by the Landlord from its insurance policies to the extent that such proceeds relate to costs and expenses included in the Operating Costs;

and in computing Operating Cost, if less than 100% of the Rentable Area of the Development is occupied during any period for which a computation must be made, the amount of Operating Cost will be increased by the amount of the additional costs determined by the Landlord, acting reasonably, that would have been incurred had 100% of the Rentable Area of the Development been completed or occupied during that period provided that in no event will Operating Cost increase by more than 10% from any previous year because of such calculation.

"Rent" means Basic Rent and Additional Rent;

"Rentable Area" means an area, expressed in square feet, made pursuant to Section 4.03;

"Taxes" means all taxes rates, duties, levies, fees, charges, sewer levies, local improvement rates, and assessments whatsoever, imposed, assessed, levied, rated or charged against the Development or any part thereof from time to time by any lawful taxing authority whether school, municipal, regional, provincial, federal, parliamentary or otherwise and any taxes or other amounts which are imposed in lieu of, or in addition to, any of the foregoing whether or not in existence at the commencement of the Term and whether of the foregoing character or not and any such taxes levied against the Landlord on account of its ownership of the Development or its interest therein but excluding Landlord's Income Taxes;

"Tenant" means the Tenant and its successors, assigns and legal representatives, as limited by this Lease;

"Tenant's Proportionate Share" means a number the numerator of which is the Rentable Area of the Leased Premises, and the denominator of which is the Rentable Area of the Development less the areas, if any, occupied by the Landlord or its agents or contractors in order to maintain, repair, operate, manage and supervise the Development; and less the Rentable Area of the Development which is not leased at the time of the calculation, but in no event shall such area exceed three percent (3%) of the Rentable Area of the Development;

"Term" means the term of this Lease as specified in Section 3.01;

"Unavoidable Delay" means any cause beyond the control of the Party affected thereby which prevents the performance by such Party of any obligation hereunder and not caused by its default or act of commission or omission and not avoidable by the exercise of reasonable effort or foresight by such Party, excluding financial inability, but including, without limitation strikes, lockouts, or other labour or industrial disturbances, civil disturbance, acts, order, legislation, regulations or directives of any government or other public authorities, acts of the public enemy, war, riot, sabotage, blockage, embargo, shortage of materials and supplies, shortage of labour, lightning, earthquake, fire, storm, hurricane, flood, washout, explosion, act of God, and delays caused by any other Party hereto other than the Party relying upon such unavoidable delay.

Section 1.02 - Schedules

The following Schedules of this Lease constitute part of this Lease

Schedule "A" - Plan of Leased Premises

Schedule "B" - Plan of 800 West Pender Street Development

Schedule "C" - Rules and Regulations

Schedule "D" - Special Provisions

Provided however, in the event of a conflict between the terms and conditions of this Lease and any Schedule, the terms and conditions of this Lease shall govern.

Section 1.03 - Extended Meanings

The words "hereof", "herein", "hereunder" and similar expressions used in any Section or Subsection of this Lease relate to the whole of this Lease and not to that Section or Subsection only, unless otherwise expressly provided.  The use of the neuter singular pronoun to refer to the Landlord or the Tenant is deemed a proper reference even though the Landlord or the Tenant is an individual, a partnership, a corporation or a group of two or more individuals, partnerships or corporations.  The necessary grammatical changes required to make the provisions of this Lease apply in the plural sense where there is more than one Landlord or Tenant and to either corporations, associations, partnerships or individuals, males or females, shall in all instances be assumed as though in each case fully expressed.

Section 1.04 - Headings and Captions

The Table of Contents, Article numbers, Article headings, Section numbers and Section headings are inserted for convenience of reference only and are not to be considered when interpreting this Lease.

Section 1.05 - Obligations as Covenants

Each obligation of the Landlord or the Tenant expressed in this Lease, even though not expressed as a covenant, shall be a covenant for all purposes.

Section 1.06 - Entire Agreement

This Lease contains all the representations, warranties, covenants agreements, conditions and understandings between the Landlord and the Tenant concerning the Leased Premises or the subject matter of this Lease and may be amended only by an agreement in writing signed by the Parties hereto.

Section 1.07 - Governing Law

This Lease shall be interpreted under and is governed by the Laws of the Province of British Columbia.

Section 1.08 - Severability

If any provision of this Lease is illegal or unenforceable it shall be considered separate and severable from the remaining provisions of this Lease, which shall remain in force and be binding as though the said provision had never been included.

Section 1.09 - Successors and Assigns

This Lease and everything herein contained shall enure to the benefit of and be binding upon the successors and assigns of the Landlord and the executors and administrators and permitted successors and assigns of the Tenant.

Section 1.10 - Time of the Essence

Time is of the essence of this Lease and of every part hereof.

Section 1.11 - Confidential Nature of Lease

The Tenant hereby agrees that this Lease is a confidential document and that it will make no use of this Lease or any provisions hereof or information delivered to the Tenant except in connection with the tenancy created hereunder.  The Landlord hereby agrees that it will not use any statements delivered by the Tenant or any Tenant's records inspected by the Landlord hereunder except for the purpose of ascertaining and verifying the amount of rental payable by the Tenant under the terms of this Lease, or except as otherwise may be required by law.

Section 1.12 - Tenant Partnership

If the Tenant is a partnership (the "Tenant Partnership") each person who is presently a member of the Tenant Partnership, and each person who becomes a member of any successor Tenant partnership hereafter, shall be and continue to be liable jointly and severally for the full and complete performance of, and shall be and continue to be subject to the terms, covenants and conditions of this Lease, whether or not such person ceases to be a member of such Tenant Partnership or successor Tenant Partnership.  Each person on becoming a member of the Tenant Partnership, or any successor Tenant Partnership shall enter into such further and other documents as the Landlord may reasonably require for the purpose of this Section 1.12.

ARTICLE 2

DEMISE

Section 2.01 - Leased Premises

            The Landlord hereby demises and leases the Leased Premises to the Tenant for the Term, upon and subject to the covenants, conditions and agreements herein expressed.  The Landlord and Tenant agree that the Rentable Area of the Leased Premises is two thousand three hundred fifty (2,350) square feet in Suite 1430 on the 14th floor.

ARTICLE 3

TERM

Section 3.01 - Term

The Term shall be the period of six (6) years commencing on the 1st day of May, 2005 unless terminated earlier as provided in this Lease and ending on the 30th day of April, 2011.

Section 3.02 - Overholding

If at the expiration of the Term or earlier termination thereof the Tenant remains in possession without any further written agreement, but with the express consent of the Landlord, or in circumstances where a tenancy would thereby be implied by law, the Tenant shall be deemed to be a monthly tenant only, paying a Basic Rent monthly in advance equal to two times the Basic Rent as determined in accordance with Section 4.01 plus the Tenant's Proportionate Share of Operating Costs and Taxes payable in the immediately preceding Lease Year and otherwise upon and subject to the same terms and conditions of this Lease excepting provisions as to length of tenancy and rights of renewal, if any, contained herein.  Nothing herein contained shall preclude the Landlord from taking any action to recover possession of the Leased Premises.

ARTICLE 4

RENT

Section 4.01 - Basic Rent

The Tenant shall pay to the Landlord as annual rental for the Leased Premises yearly and every year during the Term, without any deduction, abatement, set-off or compensation whatsoever, the sums as set out below, to be paid on the first day of each month and every calendar year of the Term.

Basic Rent

Per Annum

Monthly Rate

May 1, 2005 to April 30, 2010

$32,900.00

$2,741.67

May 1, 2010 to April 30, 2011

$37,600.00

$3,133.33

If requested by the Landlord from time to time, the Tenant will provide to the Landlord without prejudice to any other right or remedy of the Landlord a series of cheques, post-dated to the respective due dates of payments, for the amounts of the Rent and estimates on account thereof which are periodically payable under this Lease.

Section 4.02 - Additional Rent

The Tenant shall also pay to the Landlord yearly and every year during the Term  the aggregate of the Tenant's Proportionate Share of Operating Costs and Taxes and all other items of Rent or other sums payable by the Tenant hereunder without any deduction, abatement, set-off or compensation whatsoever.

Section 4.03 - Determination of Rentable Area

The Rentable Area of the Leased Premises and the Rentable Area of the Development shall be determined in the first instance by the Landlord in accordance with the new Boma Standard Method for Measuring Floor Area in Office Buildings dated June 1996.  The Rentable Area of the Leased Premises, the Development or any other component of the Development shall be conclusively deemed to be the area, expressed in square feet, set out in a certificate of the Landlord or Architect.

Section 4.04 - Payment of Tenant's Proportionate Share

Prior to the commencement of the Term and the commencement of each Lease Year, the Landlord shall notify the Tenant of its estimate of the Tenant's Proportionate Share of Operating Costs and Taxes for the next ensuing Lease Year.  The Tenant shall pay such estimated amount in equal monthly instalments in advance on the first day of each month during the Lease Year.  From time to time during a Lease Year the Landlord may re-estimate the amount of the Tenant's Proportionate Share of Operating Costs and Taxes and shall fix monthly instalments for the then remaining balance of the Lease Year so that the Tenant's Proportionate Share of Operating Costs and Taxes will have been entirely paid during the Lease Year or before the due date for payment of any such Operating Costs or Taxes.  When the necessary information becomes available, the Landlord shall make a final determination of the Tenant's Proportionate Share of Operating Costs and Taxes for each Lease Year, which shall be binding upon both Parties, and shall provide the Tenant with a statement of the Operating Costs and Taxes for the relevant Lease Year.  The Landlord and the Tenant shall expeditiously make any necessary re-adjusting payments provided that the Tenant may not claim a re-adjustment based solely upon any error of estimation, determination or calculation unless claimed in writing within one (l) year after the Lease Year to which the claim relates.

Whenever, in the Landlord's opinion, any component of Operating Costs or Taxes relate to only a portion of the Development and the Premises are located within such portion, or to the extent that any component of Operating Costs or Taxes should be attributed or allocated, in the opinion of the Landlord, to the Tenant or to any other tenant or group of tenants, the Landlord may (but shall not be obligated to) attribute or allocate the cost of such component of Operating Costs or Taxes to the Tenant or calculated in relation to the Rentable Area of such portion of the Development alone.  In making any such allocation or attribution the Landlord may have regard to such criteria it determines are relevant, including without limitation amongst other things, the various uses of the premises so leased; the location of such individual premises so leased and the probable or apparent use made of various portions of the Development by specific tenants, their contractors, agents, employees, licensees, concessionaires, subtenants, customers and invitees.

Whenever the Landlord performs work or supplies services pursuant to this Lease, or causes the same to be performed or supplied, which is or are the responsibility of the Tenant, or for which expense the Tenant is responsible, the Tenant shall pay to the Landlord upon demand, as Additional Rent, in addition to the amount otherwise payable to the Landlord in respect thereof Pursuant to this Lease, an Administrative Charge on all costs, fees and expenses incurred by the Landlord in connection therewith.

If requested by the Landlord from time to time, the Tenant will provide to the Landlord without prejudice to any other right or remedy of the Landlord a series of cheques, post-dated to the respective due dates of payments, for the amounts of the Rent and estimates on account thereof which are periodically payable under this Lease.

Section 4.05 - Accrual of Rent

Rent shall be considered as accruing from day to day hereunder and where it becomes necessary for any reason to calculate such Rent for an irregular period of less than one (1) year or less than one (l) calendar month, an appropriate apportionment and adjustment shall be made.  If the Term commences on any day other than the first day of a month, Rent for such fraction of a month shall be adjusted, as aforesaid, and paid by the Tenant on the commencement date of the Term.

Section 4.06 - Currency and Place of Payment

All Rent hereunder shall be payable in lawful money of Canada and shall be paid to the Landlord at the Landlord's address for notices as provided in Section 18.01 or to such person at such address as the Landlord may from time to time direct by notice to the Tenant.

Section 4.07 - Additional Rent Treated As Rent

All Additional Rent whether in the nature of rent or not shall be deemed to be and be treated as Rent and payable and recoverable as Rent, but in the manner as herein provided, and the Landlord shall have all rights against the Tenant for default in any such payment as in the case of arrears of Rent.

The Tenant shall pay to the Landlord Goods and Services Tax in accordance with the applicable legislation at the same time as the amounts to which such goods and services tax apply are payable to the Landlord under the terms of this Lease or upon demand at such other time or times as the Landlord from time to time determines.  Notwithstanding any other section of this Lease, the amount payable by the Tenant under this clause shall be deemed not to be Rent, but the Landlord shall have the same remedies for and rights of recovery of such amount as it has for recovery of Rent under this Lease.

Section 4.08 - Interest on Amounts in Default

If the Tenant fails to pay when due any amount of Rent, the unpaid amount will bear interest calculated and payable monthly from the due date to the date of payment at the rate per annum which is three percent (P+3%) above the prime rate from time to time charged by the Landlord's chartered bank for loans in Canadian dollars to its most credit-worthy commercial customers.

Section 4.09 - Net Lease to Landlord

The Tenant acknowledges and agrees that it is intended that this Lease shall be a completely carefree net lease for the Landlord, except as expressly herein set out, and that the Tenant shall pay, except as herein expressly set out;

(a)

all costs, charges, expenses and outlays of every kind relating to or affecting the Leased Premises, and

         (b)

as provided in this Lease its share of all costs, charges, expenses and outlays of every kind relating to or affecting the Development.

ARTICLE 5

GENERAL COVENANTS

Section 5.01 - Landlord's Covenants

          The Landlord covenants with the Tenant:

(a)

for quiet enjoyment; and

(b)

to observe and perform all the covenants and obligations of the Landlord herein; and

(c)

that the Tenant, paying the Rent hereby reserved and performing the covenants and obligations on the Tenant's part herein contained, shall and may peacefully possess and enjoy the Leased Premises for the term herein granted without any interruption or disturbance from the Landlord or any other person or persons lawfully claiming by, from or under the Landlord, subject always to the terms, covenants and conditions contained in this Lease.

Section 5.02 - Tenant's Covenants

           The Tenant covenants with the Landlord:

(a)

to pay Rent; and

(b)

to observe and perform all the covenants and obligations of the Tenant herein.

ARTICLE 6

BUILDING SERVICES, COMMON AREAS, UTILITIES

Section 6.01 - Heating, Ventilating and Air Conditioning

          The Landlord shall provide processed air in such quantities and at such temperatures as shall maintain in the Leased Premises conditions of reasonable temperatures and comfort during Business Hours.  In no event, however, shall the Landlord have any obligation or liability in connection with the cessation, interruption or suspension of the supply of such processed air but the Landlord shall use its reasonable efforts to restore it.  The Landlord shall not be responsible for the failure of the heating, ventilating and air conditioning equipment and systems to perform their function if this is attributable to any arrangement of partitioning in the Leased Premises or failure to shade windows which are exposed to the sun, or any use of electrical power by the Tenant which, in the Landlord's opinion, is excessive; and provided further that the Landlord shall not be liable for direct, indirect or consequential damages or damages for personal discomfort or illness of the Tenant, its servants, employees, invitees, clients or customers by reason of the operation or non-operation of such equipment or systems, nor shall there be repayment or reduction of the Rent during any such non-operation.  The interior office layout of the Leased Premises shall be modified by the Tenant, if necessary, in accordance with the reasonable requirements of the Landlord to secure maximum efficiency of the heating, ventilating and air conditioning systems serving the Leased Premises.

Section 6.02 - Common Area

          The Landlord shall operate, maintain and repair the Common Areas in accordance with the standards applicable for comparable office buildings in the City of Vancouver.  The Tenants shall be entitled to the use of the Common Areas subject to the rules and regulations referred to in Section 7.04 provided that the Common Areas shall at all times be subject to the exclusive control and management of the Landlord.  The Landlord shall be entitled to construct, alter, maintain, operate and police the same, change the area, location and arrangement thereof, and make all rules and regulations pertaining to and necessary for the proper operation and maintenance thereof; provided that in exercising such rights the Landlord shall make reasonable efforts to minimize interference with the Tenant's use of the Leased Premises.  The Tenant and all other persons permitted to use the Common Areas shall do so at their sole risk.  In no event shall the Landlord be responsible for any interruption in elevator service provided that the Landlord proceeds expeditiously to restore service, nor shall there be repayment or reduction of the Rent.

Section 6.03 - Janitorial Services

          The Landlord shall provide janitorial services to the Leased Premises to a standard similar to that provided to comparable office buildings in the City of Vancouver at the date of this Lease, provided that all curtains, carpets, rugs or drapes of any kind (if any) in the Leased Premises shall be cleaned and maintained by the Tenant.  The Landlord shall not be responsible for any omissions or act of any person employed or retained to perform such work, or for any loss thereby sustained by the Tenant, its servants, agents, invitees or others.  The Tenant shall not engage any person or entity to provide janitorial services to the Leased Premises without the written approval of the Landlord.  The Tenant shall grant access necessary for the performance of the janitorial services and shall leave the Leased Premises in a reasonably tidy condition at the end of each day to permit the performance of such services.

Section 6.04 - Utilities

          The Landlord shall, subject to interruptions beyond its control, provide and permit the Tenant to use any utility service (including electricity and water) serving the Development, provided that the Tenant does not overload the capacity of any such service.  The Tenant shall pay to the Landlord, or as it otherwise directs, as Additional Rent all costs and expenses relating to such use.  The Tenant shall make such payments in monthly instalments in advance based upon estimates by the Landlord and subject to adjustment by the Landlord within a reasonable time after the end of the Lease Year for which such estimate has been made; if required by the Landlord, the Tenant shall install at its own expense ( and in a location designated by the Landlord) its separate check meter for the purpose of measuring, without limitation, the consumption of electricity and water in the Leased Premises.  The Tenant shall advise the Landlord forthwith of any installations, appliances or business machines used by the Tenant which are likely to require large consumption of electricity or other utilities.  The Landlord shall replace from time to time electrical light bulbs, tubes and ballasts serving the Leased Premises and the Tenant shall pay to the Landlord forthwith upon demand as Additional Rent the cost thereof plus an Administrative Charge.

Upon request by the Tenant, the Landlord may agree from time to time to supply additional heating, ventilating, and air-conditioning, electricity, or other services to the Leased Premises above those normally provided to tenants of the Development or outside Business Hours.  The Tenant will pay to the Landlord in the manner in which Operating Cost is paid any additional costs of the Landlord which may arise in respect thereof, plus an Administrative Charge.

ARTICLE 7

USE AND OCCUPANCY OF LEASED PREMISES

Section 7.01 - Use

The Leased Premises shall not be used or occupied for any purpose other than an office for the conduct of general office use.

The Tenant shall not carry on or permit to be carried on therein any other trade or business without the prior written consent of the Landlord.  The Tenant shall not use or permit to be used any part of the Leased Premises in any manner which directly or indirectly interferes with the free ingress and egress of other tenants, their servants, agents, licensees or invitees, to or from the Development, central corridors, elevators or other Common Areas, and without limitation, the Tenant shall not suffer of permit picketing arising from a trade union or other labour dispute in any part of the Common Areas.

The Tenant shall not, at any time, unless expressly consented to in writing in advance by the Landlord, conduct on the Leased Premises any operation in which the Tenant uses any fraudulent or deceptive advertising or selling procedures or any other business which because of the services likely to be sold or the methods likely to be used would in the opinion of the Landlord tend to lower the character of the Development.

Section 7.02 - Nuisance

          The Tenant shall not carry on any business or do or suffer any act or thing which constitutes a nuisance or which is offensive, or any annoyance to the Landlord or other occupant of the Development.

Section 7.03 - Compliance With Laws

          The Tenant shall promptly comply with and conform to the requirements of every applicable statute, law, by-law, regulation, ordinance and order at any time or from time to time in force during the Term affecting the Leased Premises or the leasehold improvements, trade fixtures, furniture and equipment installed by the Tenant.  If any obligation to modify, extend, alter or replace any part of the Leased Premises or any such improvements, fixtures, furniture or equipment is imposed upon the Landlord, the Landlord may at its option either do or cause to be done the necessary work, at the expense of the Tenant, or forthwith give notice to the Tenant to do so within the requisite period of time, failing which the Landlord may by further notice to the Tenant terminate this Lease.  The costs of any work done by the Landlord, shall be payable by the Tenant to the Landlord forthwith upon demand as Additional Rent plus an Administrative Charge.

Section 7.04 - Compliance With Rules and Regulations

          The Tenant shall comply with the rules and regulations annexed hereto as Schedule "C", and cause everyone for whom the Tenant is in law responsible or over whom the Tenant might reasonably be expected to have control to do the same.  The Landlord shall have the right from time to time during the Term to make reasonable amendments, deletions and additions to such rules and regulations.  Such rules and regulations, together with all reasonable amendments, deletions and additions made thereto by the Landlord and of which notice shall have been given to the Tenant, shall be deemed to be part of this Lease provided that in the event of a conflict, the provisions of this Lease shall prevail.

Section 7.05 - Signs and Advertising

          The Development shall be known and identified as 800 WEST PENDER LTD. or by such other name as designated by the Landlord from time to time.  The Tenant shall not erect any sign or advertising material upon any part of the Development, including the Leased Premises.  The Tenant shall be entitled to have its name upon the directory board installed by the Landlord in the ground floor lobby of the Development and, at its own expense, shall be entitled to require the Landlord to affix to the entrance of the Leased Premises its name in accordance with the Landlord's uniform scheme of tenants' identification or such other scheme as may be approved in writing by the Landlord, which approval may be arbitrarily withheld.

Section 7.06 - Disfiguration, Overloading, etc.

          The Tenant shall not do or suffer any waste or damage, disfiguration or injury to the Leased Premises and shall not permit or suffer any overloading of the floors, thereof or the bringing into any part of the Development, including the Leased Premises, any articles or fixtures that by reason of their weight or size might damage or endanger the structure of the Development.

Section 7.07 - Energy Conservation

          The Tenant shall comply with any measures the Landlord or any legislative authority may from time to time introduce to conserve or to reduce consumption of energy or to reduce or control Operating Costs or pay as Additional Rent the cost, to be estimated by the Landlord acting reasonably, of the additional energy consumed by reason of such non-compliance. The Tenant shall also convert to whatever system or units of measurement of energy consumption the Landlord may from time to time adopt.

Section 7.08 - Remedial Action

          If the Tenant is in breach of any of its obligations or restrictions stipulated in this Article 7, the Landlord may, in addition to any other remedies that it may have hereunder, enter upon the Leased Premises and take such remedial action as is necessary to remedy the breach and repair any damage caused thereby and the Tenant shall forthwith upon demand pay to the Landlord as Additional Rent the Landlord's costs incurred in connection therewith plus an Administrative Charge.

Section 7.09 - Glass

The Tenant shall restore forthwith, at the Tenant's expense, and with glass of the same colour and quality, any broken or damaged glass on the Leased Premises.

ARTICLE 8

INSURANCE

Section 8.01 - Tenant's Insurance

          The Tenant shall effect and maintain during the Term:

(i)

"All Risks" insurance upon all property owned by the Tenant or for which it is legally liable or installed or affixed by or on behalf of the Tenant and which is located in the Development including, without limitation, furniture, fittings installations, alterations, additions, partitions and fixtures or anything in the nature of a leasehold improvement made or installed by or on behalf of the Tenant, in an amount equal to the full replacement cost thereof;

(ii)

comprehensive general liability insurance against claims for death, personal injury and property damage in or about the Leased Premises, in amounts satisfactory from time to time to the Landlord acting reasonably, but in any event in an amount not less than Three Million Dollars ($3,000,000.00) per occurrence for personal injury and property damage;

(iii)

"All Risks" tenant's legal liability insurance for limits satisfactory from time to time, to the Landlord acting reasonably; and

(iv)

any other form of insurance that the Landlord or any Mortgagee may reasonably require from time to time, in form, amounts and for insurance risks acceptable to the Landlord and any Mortgagee.

Section 8.02 - Form of Policies

          Each policy required pursuant to Section 8.01 shall be in form and with insurers acceptable to the Landlord.  The insurance described in Subsections 8.01 (i) and (ii) [or any other policy, if required by the Landlord] shall name as insured the Landlord and anyone designated in writing by the Landlord.  All property damage and public liability insurance shall contain a provision for cross-liability or severability of interests as between the Landlord and the Tenant.  Each such policy shall contain a waiver of any rights of subrogation which the insurers of the Tenant may have against the Landlord and those for whom the Landlord is in law responsible whether the damage is caused by the act, omission or negligence of the Landlord or those for whom the Landlord is responsible.  Such policies shall contain an endorsement requiring the insurers under such policies to notify the Landlord in writing at least sixty (60) days prior to any material change or cancellation thereof and a waiver in favour of the Landlord and any Mortgagee of the Landlord of any breach of warranty clause such that the insurance policies in question shall not be invalidated in respect of the interests of the Landlord and any Mortgagee by reason of any breach or violation of any warranties, representations, declarations or conditions contained in such policies and also a clause stating that the Tenant's insurance policy will be considered as primary insurance and shall not call into contribution any other insurance that may be available to the Landlord.  The Tenant shall furnish to the Landlord prior to the commencement of the Term certified copies of all such policies for its acceptance, as aforesaid, and shall provide written evidence of the continuation of such policies not less than ten (10) days prior to their respective expiry dates.  The cost or premium for each and every such policy shall be paid by the Tenant.  If the Tenant fails to maintain such insurance the Landlord shall have the right, but not the obligation, to do so, and to pay the cost or premium therefor, and in such event the Tenant shall repay to the Landlord, as Additional Rent, forthwith on demand the amount so paid.

Section 8.03 - Release of Landlord

          The acquisition and maintenance by the Tenant of the insurance policies as required pursuant to Section 8.0l shall not limit or restrict the liability of the Tenant under this Lease.  The Tenant hereby releases the Landlord and any person for whom the Landlord is legally responsible from any liability for loss to the extent of all insurance proceeds paid under the policies of insurance maintained by the Tenant or which would have been paid if the Tenant had maintained the insurance it is required to maintain under this Lease and had diligently processed any claims thereunder.

Section 8.04 - Landlord's Insurance

The Landlord shall during the Term and any renewals thereof, take out and maintain in full force and effect insurance against risk of physical loss or damage to the Development, and such fixtures and improvements as the Landlord shall determine, and subject to such deductibles as the Landlord may reasonably determine. Provided however, the insurance shall not cover any property of the Tenant, whether owned by the Tenant or held by it in any capacity, nor leasehold improvements whether made by or on behalf of the Tenant. Notwithstanding any contribution by the Tenant to any insurance costs as provided for herein, no insurable interest shall be conferred upon the Tenant under policies carried by the Landlord.

Section 8.05 - Insurance Risks

          The Tenant shall not do, omit to do, or permit to be done or omitted to be done upon the Leased Premises anything that may contravene or be prohibited by any of the Landlord's insurance policies in force from time to time covering or in respect of any part of the Development or which would prevent the Landlord from procuring such policies with companies acceptable to the Landlord.  If the occupancy of the Leased Premises, the conduct of business in the Leased Premises or any acts or omissions of the Tenant in the Leased Premises or any other portion of the Development, causes or results in any increase in premiums for any such Landlord's policies, the Tenant shall pay any such increase as Additional Rent forthwith upon receipt of the invoices of the Landlord for such additional premiums plus an Administrative Charge.  If the Tenant shall be in breach of these provisions the Tenant shall be responsible for all consequences flowing therefrom and shall indemnify the Landlord in respect thereof and if the rate of insurance is substantially increased or if the coverage of such insurance is substantially decreased, or such insurance is cancelled as a result thereof, at the option of the Landlord, the Term shall immediately terminate upon written notice to that effect to the Tenant.

ARTICLE 9

REPAIR AND DAMAGE

Section 9.01 - Landlord's Obligations

          The Landlord shall at all times during the Term keep the Development (other than the Leased Premises and premises of other tenants) in good and substantial state of repair consistent with the general standards of comparable office buildings in the City of Vancouver, including the foundation, roof, exterior walls, systems for interior climate control, elevators, entrances, stairways, corridors, lobbies and washrooms used in common by the Tenant and other tenants of the Development, provided that such obligation is subject to reasonable wear and tear and Sections 9.04 and 9.05.  Subject to Section 13.05, the Landlord shall also repair defects in construction performed, or installations made by the Landlord in the Leased Premises.

Section 9.02 - Tenant's Obligation

          The Tenant shall at all times during the Term, subject to Section 9.05, at its own expense keep the Leased Premises, including all leasehold improvements and fixtures therein, in a good and substantial state of repair consistent with the general standards of comparable office buildings in the City of Vancouver, excepting reasonable wear and tear and repairs to be made by the Landlord under Section 9.0l.  The Tenant shall permit the Landlord to enter the Leased Premises and view the state of repair, and repair according to notice.

Section 9.03 - Tenant's Liability

          The Tenant shall reimburse to the Landlord promptly upon demand the total cost of repairs or replacements to any part of the Development, including Common Areas, which is damaged or destroyed through the negligence or misuse of the Tenant or its employees, invitees or others under its control.

Section 9.04 - Damage - Landlord's Liability

          Except to the extent the same is caused by the negligence or unlawful acts of the Landlord or by the negligence or unlawful acts of other persons for whom and in respect of which the Landlord is in law responsible, the Landlord, its agents, servants and employees, shall not be liable for:

(i)

damage to or destruction or loss of any property of the Tenant which is entrusted to the care or control of the Landlord, its agents, servants or employees;

(ii)

any personal or consequential injury of any nature whatsoever (including, without limitation, loss of business income) that may be suffered or sustained by the Tenant or any employee, agent, customer, invitee or licensee of the Tenant or any other person who may be upon the Leased Premises, or for any loss of or damage or injury to any property belonging to the Tenant or its employees or to  ny other person while such property is on the Leased Premises and, in particular (but without limitation), the Landlord shall not be liable for any damage of any nature whatsoever to any such property caused by the failure to supply adequate interior climate control, or by reason of the interruption of any public utility or service, or in the event of steam, water, rain, ice or snow which may leak into, issue, or flow from any part of the Development or from the water, steam, sprinkler, or drainage pipes or plumbing works of the same, or from any other place or for any damage caused by anything done or omitted by any other tenant of the Development; or

(iii)

any damage to the Leased Premises or the contents thereof incurred by reason of the Landlord, its agents, servants, employees or contractors entering upon the Leased Premises to undertake any examination thereof or any work therein.

Section 9.05 - Abatement and Termination

          The Landlord and the Tenant agree that:

(i)

if there is damage to the Leased Premises caused by any casualty insured against by the Landlord pursuant to Section 8.04 and if the damage is such that the Leased Premises or any substantial part thereof are rendered not reasonably capable of use and occupancy by the Tenant for the purposes of its business for any period in excess of ten (l0) days, then:

(A)

unless the damage was caused by the fault or negligence of the Tenant or an assignee, subtenant, concessionaire, licensee or other person conducting business on or from the Leased Premises or an officer, employee, agent,  customer, invitee or licensee of any of them, from and after the expiration of ten (l0) days after the date of the occurrence of the damage, the Basic Rent payable under Section 4.0l shall abate until at least a substantial part of the Premises is again reasonably capable of use and occupancy for the purpose aforesaid, such abatement to be from time to time in the proportion that the Rentable Area of the part or parts of the Leased Premises rendered not reasonably capable of such use and occupancy bears to the Rentable Area of the Leased Premises, but not to exceed the amount of rental income insurance proceeds paid to the Landlord for the relevant period; provided that to the extent that any part of the Leased Premises is not reasonably capable of use and occupancy by reason of damage which the Tenant is obliged to repair, any abatement of Rent to which the Tenant is otherwise entitled shall not extend beyond the time by which, in the reasonable opinion of the Landlord, repairs by the Tenant ought to have been completed; and

(B)

unless this Lease is terminated as hereinafter provided, the Landlord or the Tenant, as the case may be, will repair such damage with all reasonable diligence, (according to their respective obligations to repair set forth in Sections 9.01 and 9.02) provided that the Landlord's repair obligations shall be limited to the extent of the insurance proceeds actually received by it;

(ii)

in the event that

(A)

premises, whether of the Tenant or other tenants of the Development, comprising in the aggregate twenty-five percent (25%) or more of the Rentable Area of the Development are substantially damaged or destroyed by any cause; or

(B)

the Leased Premises are damaged or destroyed by any cause such that, in the reasonable opinion of the Landlord, such damage cannot with reasonable diligence be repaired within one hundred and eighty (l80) days after the occurrence thereof; or

(C)

portions of the Development which affect access or services essential to the Leased Premises are damaged or destroyed by any cause such that, in the reasonable opinion of the Landlord, such damage cannot with reasonable  diligence be repaired within one hundred and eighty (l80) days after the occurrence thereof, then the Landlord may at its option, exercisable by notice to the Tenant given within ninety (90) days of the occurrence of such damage or destruction, terminate this Lease, in which event the Tenant shall forthwith deliver up possession of the Leased Premises to the Landlord and Rent shall be apportioned and paid to the date upon which possession is so delivered up (but subject to any abatement to which the Tenant may be entitled under Section 9.05(i);

(iii)

any certificate of the Architect shall be conclusive as to the percentage of the Leased Premises or of the Development destroyed or damaged or capable of use and occupancy by the Tenant, the state of completion of any work or repair of either the Landlord or Tenant and the computation of the area of any premises including the Leased Premises; and

(iv)

in repairing or rebuilding the Development in accordance with its repair obligations the Landlord may use drawings, designs, plans and specifications other than those used in the original construction and may alter or relocate any or all of the Common Areas and other improvements, including the Leased Premises, provided that the Leased Premises as altered or relocated shall be of substantially the same size and in all material respects comparable to or better than the original Leased Premises.

ARTICLE 10

TAXES

Section 10.01 - Taxes Payable by the Landlord

The Landlord shall pay all Taxes, subject to Section 10.02, provided that it may defer such payments or compliance with any taxing statute, law, by-law, regulation or ordinance to the fullest extent permitted by law, so long as it diligently pursues any contest or appeal of any such Taxes.

Section 10.02 - Taxes Payable by the Tenant

(i)

If separate real property tax bills and separate real property assessment notices for the Leased Premises are not issued, the Tenant shall pay its Proportionate Share of Taxes as determined by the Landlord as set out herein.

(ii)

If separate real property tax bills and separate real property assessment notices for the Leased Premises are issued, the Tenant shall:

(A)

pay promptly when due to the taxing authorities all Taxes levied, rated, charged or assessed from time to time against the Leased Premises, or any part thereof, and forthwith provide the Landlord with evidence of payment upon request; and

(B)

provide the Landlord with a copy of each separate real property tax bill and separate assessment notice within ten (10) days after receipt;

provided that in any case, if the Landlord so elects by notice to the Tenant the Tenant shall pay such Taxes to the Landlord in equal monthly instalments in advance, in accordance with Section 4.04.

Section 10.03 - Business Taxes and Other Taxes of the Tenant

          The Tenant shall pay promptly when due to the taxing authorities all taxes, rates, duties, levies and assessments whatsoever, whether municipal, parliamentary or otherwise, levied, imposed or assessed in respect of operations at, occupancy of, or conduct of business in or from the Leased Premises by the Tenant or any other permitted occupant, including Business Taxes.  The Tenant shall also pay to the Landlord promptly on demand an amount equal to any of the following taxes the Landlord may determine to recover from the Tenant, and any amounts so paid by the Tenant to the Landlord (and by other tenants under corresponding clauses of other leases) shall be excluded in the determination of Taxes:

(i)

all taxes charged in respect of all leasehold improvements and trade fixtures and all furniture and equipment made, owned or installed by or on behalf of the Tenant in the Leased Premises; and

(ii)

if by reason of the act, election or religion of the Tenant or any subtenant, licensee or occupant of the Leased Premises, the Leased Premises or any part of them shall be assessed for the support of separate schools, the amount by which the taxes so payable exceed those which would have been payable if the Leased Premises had been assessed for the support of public schools.

If and so long as the Landlord elects not to separately determine and collect from the tenants of the Development directly amounts which would otherwise be payable by the Tenant under this section (and by other tenants under comparable provisions of other leases of premises in the Development) the taxes described herein shall form part of Taxes, without prejudice to the right of the Landlord to make any such determination in the future, either generally or in the case of the Tenant or any other tenant.

Section 10.04 - Postponement

          The Landlord may postpone payment of any Taxes payable by it pursuant to Section l0.0l and the Tenant may postpone payment of any taxes, rates, duties, levies and assessments payable by it under Section 10.03 in each case to the extent permitted by law if it is proceeding in good faith with an appeal against the imposition thereof, provided that in the case of a postponement by the Tenant such postponement does not render the Development, or any part thereof, subject to sale or forfeiture or render the Landlord liable to prosecution, fine or other liability.

Section 10.05 - Tenant to Deliver Receipts

          Whenever requested by the Landlord, the Tenant shall deliver to the Landlord copies of receipts for payment of all taxes, rates, duties, levies and assessments payable by the Tenant under this Article and furnish such other information in connection therewith as the Landlord may reasonably require.

Section 10.06 - Assessment Appeals

          The Landlord alone shall be entitled to conduct any appeal from any governmental assessment or determination of the value of the Development or any portion thereof whether or not the assessment or determination affects the amount of tax to be paid by the Tenant.

ARTICLE 11

ASSIGNMENT AND SUBLETTING

Section 11.01 - Permitted Occupants

          The Tenant shall not permit any part of the Leased Premises to be used or occupied by any person other than the Tenant and its employees and any subtenant or assignee permitted under Section 11.02 and the employees of such subtenant or assignee, nor shall it permit any persons to be upon the Leased Premises other than the Tenant, such permitted subtenant or assignee and their respective employees, customers and others having lawful business with them.  Without restricting the generality of the foregoing, the Tenant acknowledges that the entirety of this Article ll shall apply fully, even if the Tenants permitted use or business to be carried on in the Leased Premises is the business of subletting or licensing of office space and facilities.

Section 11.02 - Assignment or Subletting

          If at any time or from time to time, the Tenant wishes to assign this Lease or to sublet the whole or any part of the Leased Premises, the Tenant shall first offer to surrender this Lease in respect of the whole or any part of the Leased Premises (the "Subject Area") which the Tenant wishes so to assign or sublet.  Notice of such offer to surrender shall be given to the Landlord not less than ninety (90) days prior to the date on which the Tenant proposes that the surrender be effective.  The Landlord shall have a period of ten (l0) Business Days after such notice is given to accept or to decline such offer.  If the Landlord accepts, then this Lease shall terminate with respect to the Subject Area on the date proposed in such offer.  If the Landlord declines such offer or does not respond within the aforesaid time period, the Tenant shall be free to assign or sublet the Subject Area provided that:

(i)

the Tenant shall have received or procured a bona fide written offer therefor to take an assignment or sublease of the Subject Area which is not inconsistent with, and the acceptance of which would not breach, any provision of this Lease (if this Section ll.02 is complied with) and which the Tenant has determined to accept subject to this Section ll.02 being complied with, and

(ii)

the Tenant shall have first requested and obtained the consent of the Landlord to such assignment or sublease.

Any request for the Landlord's consent shall be accompanied by a true copy of such offer and all information available to the Tenant, or any additional information requested by the Landlord, as to the responsibility, reputation, financial standing and business of the proposed assignee or subtenant.  The consent of the Landlord shall not be unreasonably withheld provided that, without limitation, the Landlord shall not be deemed to be unreasonably withholding its consent if it refuses such consent upon the basis that

(A)

such offer provides for a rental which is less than the rental payable under this Lease, or

(B)

such offer is made by, or the proposed assignment is in favour of, any existing tenant of the Development.

If such consent is given the Tenant shall assign or sublet, as the case may be, only upon the terms set out in the offer submitted to the Landlord.  The Landlord may require as a condition of its consent that the proposed assignee or subtenant agree with the Landlord to observe and to perform all the obligations of the Tenant under this Lease and the Tenant agrees with the Landlord that:

(iii)

in the case of an assignment, if the Tenant is to receive from any assignee, either directly or indirectly, any consideration or premium for the assignment of the Lease, either in the form of cash, goods or services, the Tenant shall forthwith pay an amount equal to such consideration to the Landlord; and

(iv)

if the Tenant sublets the Subject Area and receives a rental, consideration or premium in the form of cash, goods, services or other consideration from the subtenant which is higher than the rental payable under this Lease (on a per square foot basis) to the Landlord for the Subject Area, the Tenant shall pay any such excess to the Landlord in addition all rentals and other costs payable hereunder.

          In the case of any sublease, any consent of the Landlord will also be conditional upon the sub-tenant agreeing in writing with the Landlord that if the sub-tenant for any reason comes to stand in the same position with the Landlord as though it were a direct tenant from Landlord, then the sub-tenant shall pay to the Landlord all amounts that were outstanding and owing to the Landlord under the terms of the head Lease immediately prior to the assignment or disclaimer and the sub-tenant shall pay to the Landlord as rent for the sub-leased premises rent at the rate and in the amounts which had been payable by the Tenant to the Landlord under the terms of the head Lease and shall agree in writing to be bound to the Landlord by all of the obligations of the Tenant under the head Lease, the term of the sub-tenant's demise shall end on the last day of the term of the sub-lease , and  the sub-tenant shall not have the benefit of any renewal or extension or other ancillary rights or benefits contained in the head Lease.  The foregoing obligation shall apply notwithstanding that the premises demised to the sub-tenant are smaller than the premises demised under the head Lease.

          Whether or not the Landlord consents to any request as aforesaid, the Tenant shall pay to the Landlord all reasonable costs incurred by the Landlord, including legal fees, in considering any consent and in completing any of the documentation involved in implementing any such assignment or sublease.  Any advertisement of the Leased Premises or a portion thereof as being available for assignment, sublease or otherwise without the written approval of the Landlord to the form and content of such advertisement is prohibited, which approval shall be granted by the Landlord in its sole discretion.

Section 11.03 - Change in Control

          If after the date of execution of this Lease there is a change in control (as defined below) either of the Tenant or of an Eligible Corporation which controls the Tenant or if other steps are taken to accomplish a change of control the Tenant shall promptly notify the Landlord of the change, which will be considered to be an assignment of this Lease to which Section ll.02 applies; if the Tenant does not notify the Landlord, the Landlord may terminate this Lease within sixty (60) days after the Landlord learns of the change in control.  The Tenant shall make available to the Landlord or its lawful representatives for inspection at all reasonable times, all relevant books and records of the Tenant and of any Eligible Corporation which controls the Tenant to enable the Landlord to ascertain whether there has been a change of control.  For the purpose of this Section 11.03 "change in control" means, in the case of any corporation or partnership, the transfer by sale, assignment, amalgamation, transmission on death, trust, operation of law or otherwise of any shares, voting rights or interest which may result in a change of identity of the person or persons exercising, or who might exercise, effective control of such corporation or partnership.

Section 11.04 - Surrender

          If the Landlord accepts the Tenant's offer to surrender the whole or any part of the Leased Premises pursuant to Section ll.02, the Tenant shall do so upon the date specified in the notice of offer to surrender accepted by the Landlord.  If the whole of the Leased Premises is required to be surrendered all Rent and other sums payable under this Lease shall be apportioned and paid to the date of surrender.  If a part of the Leased Premises is required to be surrendered, all Rent and other sums payable under this Lease which are fairly attributable to such part shall be apportioned by the Landlord and paid to the date of surrender of such part, and Basic Rent for the remaining portion of the Leased Premises not so surrendered shall thereafter abate and become adjusted consistent with such attribution made by the Landlord, and the Tenant shall compensate the Landlord for the cost of partitioning off the part of the Leased Premises required to be surrendered and providing necessary and appropriate new entrances thereto, separate services thereto and doing all other work required to enable the part so surrendered to become functionally separate and suitable for separate use and occupancy plus an Administrative Charge.  The Tenant shall be responsible for any appropriate modifications which are necessary in the remaining portion of the Leased Premises retained by the Tenant.  The provisions of this Section ll.04 shall apply to the surrendered part of the Leased Premises as if such part were the whole of the Leased Premises.

Section 11.05 - Continuing Obligations

          The Landlord's consent to any assignment or sublease shall not release the Tenant from its obligations to perform fully all the terms, covenants and conditions of this Lease on its part to be performed.  Any consent by the Landlord to any assignment or sublease shall not be construed to mean that the Landlord has consented or will consent to any further assignment or any other sublease.

Section 11.06 - Assignment by Landlord

          If 800 WEST PENDER LTD. transfers the Development or any interest in the Development, and to the extent that the transferee is responsible for compliance with the covenants and obligations of 800 WEST PENDER LTD. hereunder, 800 WEST PENDER LTD. shall without further written agreement be freed and relieved of liability with respect to such covenants and obligations.

ARTICLE 12

STATUS CERTIFICATES, ATTORNMENT, SUBORDINATION

Section 12.01 - Status Certificates

          The Tenant shall at any time and from time to time execute and deliver to the Landlord or as the Landlord may direct, a statement in writing certifying that this Lease is unmodified and in full force and effect (or if modified, stating the modification and stating that the same is in full force and effect as modified), the amount of the Rent and any other amounts then being paid hereunder, the dates to which such Rent and amounts payable hereunder have been paid, the particulars and amounts of insurance policies on the Leased Premises in which the interest of the Tenant is noted and whether or not there is any existing default on the part of the Landlord of which the Tenant has notice.  Any such statement may be conclusively relied upon by any prospective purchaser or any Mortgagee or any prospective Mortgagee save as to any default on the part of the Landlord of which the Tenant does not have knowledge at the date thereof.

Section 12.02 - Subordination and Attornment

          This Lease and the rights of the Tenant hereunder shall be subject and subordinate to all existing or future Mortgages and to all renewals, modifications, consolidations, replacements and extensions thereof, and whenever requested by the Landlord or Mortgagee, the Tenant shall enter into an agreement with the Mortgagee whereby the Tenant postpones or subordinates this Lease to the interest of any stipulated Mortgagee, and agrees that if such Mortgagee becomes a mortgagee in possession or realizes on its security, it shall attorn to such Mortgagee as a tenant upon all the terms of this Lease.

Section 12.03 - Attorney

          The Tenant shall, upon request of the Landlord or the Mortgagee or any other person having an interest in the Development, execute and deliver promptly such instruments and certificates to carry out the intent of this Article l2 as are requested by the Landlord.  If ten (l0) days after the date of a request by the Landlord to execute any such instruments or certificates the Tenant has not executed the same, the Tenant hereby irrevocably appoints the Landlord as the Tenant's attorney with full power and authority to execute and deliver in the name of the Tenant any such instruments or certificates or, the Landlord may, at its option, terminate this Lease without incurring any liability on account thereof, and the Term hereby granted is expressly limited accordingly.

ARTICLE 13

LIMITATION OF LIABILITIES

Section 13.01 - Unavoidable Delay

          Except as otherwise expressly provided in this Lease, if and to the extent that either the Landlord or the Tenant shall be prevented, delayed or restricted in the fulfilment of any obligation hereunder (including, without limitation, any obligation in respect of the supply or provision of any service or utility, the making of any repair or the doing of any work) other than the payment of Rent or other monies due by reason of Unavoidable Delay, it shall be deemed not to be in default in the performance of such obligation and any period for the performance of such obligation shall be extended accordingly and the other Party to this Lease shall not be entitled to compensation for any inconvenience, nuisance or discomfort thereby occasioned.

Section 13.02 - Waiver

          If the Landlord shall overlook, excuse, condone or suffer any default, breach or non-observance by the Tenant of any obligation hereunder, this shall not operate as a waiver of such obligation in respect of any continuing or subsequent default, breach, or non-observance, and no such waiver shall be effective unless expressed in writing.  The acceptance of Rent by the Landlord from the Tenant or any other entity will not be considered to be a waiver of a breach by the Tenant of a term, covenant or condition of this Lease, regardless of knowledge of the Landlord of the breach at the time of acceptance of the Rent.

Section 13.03 - No Claim for Inconvenience

          No claim for compensation shall be made by the Tenant by reason of inconvenience, nuisance or discomfort arising from the necessity of repair, renovation or rebuilding of any portion of the Development.

Section 13.04 - Indemnity by Tenant

          Subject to Section 9.04, the Tenant shall indemnify and save harmless the Landlord against any and all claims, actions, damages, losses, liabilities and expenses in connection with the loss of life, personal injury or damage to property arising from or out of the occupancy or use by the Tenant of the Leased Premises or any other part of the Development, or occasioned wholly or in part by any act or omission of the Tenant, its officers, employees, agents, customers, contractors or other invitees, licensees or concessionaires or by anyone permitted by the Tenant to be on the Leased Premises, or due to or arising out of any breach or non-performance by the Tenant of any provision of this Lease.

Section 13.05- Acceptance of Leased Premises

          The Tenant shall notify the Landlord of any defects in the Landlord's work relating to the Leased Premises that prevent or diminish its use of the Leased Premises within thirty (30) days after the completion of such work, and failing the giving of notice the Tenant will be considered for all purposes to have accepted the Leased Premises in their then existing condition and the Landlord will not have any further obligation to the Tenant for defects or faults excepting:

(i)

latent defects which could not be discovered on a reasonable examination, and

(ii)

defects or faults in structural elements relating to the Leased Premises not caused by acts or omissions of the Tenant.

ARTICLE 14

ACCESS

Section 14.01 - Entry by Landlord

          The Landlord and its authorized agents, employees and contractors shall be permitted, at any time and from time to time, to enter the Leased Premises to inspect, provide janitor services and maintenance, make repairs, alterations or improvements to the Leased Premises or the Development or to have access to utilities and services, and the Tenant shall not be entitled to compensation for any inconvenience, nuisance or discomfort caused thereby; in exercising its rights hereunder the Landlord shall use reasonable efforts to minimize interference with the use and enjoyment of the Leased Premises by the Tenant.

Section 14.02 - Exhibiting Leased Premises

          The Tenant will permit the Landlord or the agents of the Landlord to exhibit the Leased Premises at all reasonable hours during the last six (6) months of the Term to prospective tenants and all other persons having written authority from the Landlord or the agents of the Landlord to view the Leased Premises.  The Landlord shall further have the right to enter upon the Leased Premises at all reasonable hours during the Term for the purpose of exhibiting the Development to any prospective purchaser or mortgagee.

ARTICLE 15

ALTERATIONS AND ADDITIONS

Section 15.01 - Landlord's Alterations, etc.

          The Landlord, at any time and from time to time and without compensation to the Tenant, may make;

(i)

alterations or additions to, or change the location of, any part or parts, of any areas and any buildings, structures, facilities and other improvements from time to time on the Lands, other than the Leased Premises, and

(ii)

alterations or additions to, or change the location of, the Leased Premises or any facilities in the Leased Premises; if

(A)

the Rentable Area of the Leased Premises is not substantially reduced or substantially increased; and

(B)

the Landlord makes the alterations or additions to the Leased Premises or change of location of the Leased Premises at its expense, completes  the finishing or fixturing of Leased Premises to the standard existing before the alterations, additions or change of location and pays the Tenant's costs of moving and other reasonable direct costs incurred by the Tenant.

Without limiting the foregoing, the Landlord shall have the right, upon giving the Tenant written notice at least 30 days in advance, to provide the Tenant with other space ("Other Space") in the Development (whether or not any part of the Leased Premises forms part thereof) of approximately the same size as the Leased Premises (but not more than 10% smaller than the size of the Leased Premises originally demised to the Tenant hereunder) improved to a standard and using materials of approximately the same quality as the improvements which exist in the Leased Premises at the time of relocation or, if the change of space occurs prior to the Tenant taking occupancy, as are to be provided by the Landlord in the Leased Premises under the Tenant's agreement to lease the Leased Premises, and the Tenant agrees to move to the Other Space. The Landlord shall arrange for and pay the costs associated with moving the Tenant to the Other Space, and effective at the date the business of the Tenant in the Leased Premises is required by the Landlord to close to facilitate the move (the "Closing Date") the Tenant will surrender the Leased Premises and this Lease will be deemed to be amended by the substitution for the current Schedule A of a plan prepared by the Landlord which shows the Other Space cross-hatched and, if the Rentable Area of the Other Space is different than the Rentable Area of the now current Leased Premises, by the substitution in this Lease for the revised Rentable Area for the Other Space where necessary, and by the calculation of amounts of Rent calculated using the Rentable Area of the Other Space (provided that the Tenant shall not be required to pay rent for more than 110% of the number of square feet originally demised to the Tenant hereunder); and the parties agree to execute an agreement prepared by the Landlord which formally provides for such amendments to this Lease and all references in this Lease to the Leased Premises shall thenceforth be deemed to refer to the Other Space and this Lease, amended as aforesaid, will continue in full force and effect as a lease of the new space, for the balance of the Term.  Notwithstanding the provisions of this section, the Landlord and Tenant agree that the Landlord's right to relocate the Tenant shall only apply when the Other Space is on the 12th floor or higher in the Development.

Section 15.02 - Tenant's Alterations

(i)

The Tenant shall not make, erect, or install any partitions (including moveable partitions), leasehold improvements, alterations or fixtures (including trade fixtures) in or about the Leased Premises without the prior written consent of the Landlord.  All such work shall be performed in accordance with any reasonable conditions, regulations or design criteria set out by the Landlord and shall be completed in a good and workman like manner, in accordance with the description of the work approved by the Landlord, all applicable laws and the requirements of all governmental authorities.  The Tenant shall, at the time of its application for such consent, furnish the Landlord with such plans, specifications and designs in such detail as the Landlord may require.  The Landlord shall have the right to supervise any work done and to select or approve (at its option) the contractors and workmen to be employed by the Tenant.  Any workmen performing the work shall have labour union affiliations compatible with others employed by the Landlord and its contractors.  If the work proposed by the Tenant may affect the structure of the Leased Premises or any part of the Development or any of the electrical, mechanical or base building systems of the Development, the Landlord may elect that it be performed either by the Landlord or its contractors, in which case the Tenant shall pay to the Landlord as Additional Rent the costs of the Landlord relating to such work, including any consultants' fees plus an Administrative Charge.  If the Tenant performs any work without complying with the provisions of this Section and does not remove it upon notice, the Landlord shall have the right to do so and to restore the Leased Premises to their previous condition, in which case the Tenant shall pay to the Landlord as Additional Rent the costs of such work and a supervisory fee which is reasonable in all circumstances plus an Administrative Charge.  All partitions, leasehold improvements, alterations or fixtures made, erected or installed in the Leased Premises, whether made pursuant to this Section l5.02 or otherwise, shall become the property of the Landlord upon installation or affixation subject to the rights and obligations of the Tenant respecting removal thereof as provided in this Section.

(ii)

The Landlord may, by notice to the Tenant, require the removal prior to the end of the Term (on a floor-by-floor basis), at the expense of the Tenant, of all partitions, leasehold improvements, alterations or fixtures and the restoration of the Leased Premises to the same condition that they were in prior to their making, erection or installation, such work to be done by or at the direction of the Landlord, as aforesaid.

(iii)

Subject to Subsection 15.02 (ii), upon the expiration or other termination of this Lease, all partitions, leasehold improvements, alterations or fixtures made, erected or installed by the Tenant (or a predecessor of the Tenant) upon the Leased Premises (including carpeting and light fixtures) shall remain upon and be surrendered with the Leased Premises as a part thereof and any trade fixtures not removed by the Tenant shall be and become the property of the Landlord, absolutely provided that if the Tenant has paid the Rent and performed the covenants and conditions herein contained, it shall, at the end of the Term, have the right to remove its trade fixtures but shall make good the damage caused to the Leased Premises by their installation or removal; if the Tenant fails to do so the Landlord shall have the right to perform such work, in which case the Tenant shall pay the Landlord as Additional Rent the costs of such work plus an Administrative Charge.

(iv)

No trade fixtures, furniture or equipment shall be removed by the Tenant from the Leased Premises during Term except that the Tenant may remove its furniture and equipment in the usual and normal course of its business, if excess for its purposes, or if it is substituting new furniture and equipment.

Section 15.03 - Liens

          The Tenant shall comply with all the provisions of the Builders Lien Act and other statutes from time to time applicable to any work done or improvements made to the Leased Premises by or on behalf of the Tenant (including any provisions requiring or enabling holdbacks) and shall take all steps necessary to ensure that no lien shall attach to the Leased Premises or any part of the Development.  If any lien arises the Tenant shall immediately cause it to be discharged and any registration thereof vacated, and if such lien shall not have been discharged and the registration thereof vacated within a period of two (2) days after the Landlord gives the Tenant notice requiring it to do so, the Landlord shall be entitled to make such payment or take such action as may be necessary or expedient to discharge such lien and the registration thereof.  The Tenant shall, forthwith on demand and as Additional Rent, indemnify and reimburse the Landlord for any payment, cost or expense (including legal fees) incurred by the Landlord in taking any action permitted under this Section.

ARTICLE 16

REMEDIES OF LANDLORD ON TENANT'S DEFAULT

Section 16.01 - Remedying by Landlord, Non-Payment and Interest

          In addition to all rights and remedies available to the Landlord by any provision of this Lease or any applicable law, in the event of any default by the Tenant, the Landlord shall have the right at all times to remedy or attempt to remedy any default of the Tenant, and in so doing may make any payments due or alleged to be due by the Tenant to third parties and may enter upon the Leased Premises to do work or other things therein on not less than five (5) Business Days' notice to the Tenant or without notice in the event of an emergency; all expenses of the Landlord in remedying or attempting to remedy such default shall be payable by the Tenant to the Landlord as Additional Rent forthwith upon demand.

Section 16.02 - Right to Re-Enter

          If and whenever:

(i)

the Tenant fails to pay any Rent or other sums due hereunder on the day or dates appointed for the payment thereof (provided the Landlord first gives five (5) days' written notice to the Tenant of any such failure); or

(ii)

the Tenant fails to observe or perform any other of the terms, covenants or conditions of this Lease to be observed or performed by the Tenant (other than the terms, covenants or conditions set out below in Sub-paragraphs (iii) to (xii) inclusive, for which no notice shall be required) provided the Landlord first gives the Tenant ten (l0) days, or such shorter period of time as is otherwise provided herein, written notice of any such failure to perform, and the Tenant within such period of ten (l0) days fails to commence diligently and thereafter to proceed diligently to cure any such failure to perform; or

(iii)

the Tenant or any agent of the Tenant falsifies any report required to be furnished to the Landlord pursuant to this Lease; or

(iv)

the Tenant or any indemnifier of this Lease or any person occupying the Leased Premises or any part thereof becomes bankrupt or insolvent or takes benefit of any act now or hereinafter in force for bankrupt or insolvent debtors or files any proposal or makes any assignment for the benefit of creditors or any arrangement or compromise; or

(v)

a receiver or a receiver and manager is appointed for all or a portion of the Tenant's property or any such indemnifier's, or occupant's property; or

(vi)

any steps are taken or any action or proceedings are instituted by the Tenant or by any other party including, without limitation, any court or governmental body of competent jurisdiction for the dissolution, winding-up or liquidation of the Tenant or its assets; or

(vii)

the Tenant makes a sale in bulk of any of its assets, wherever situated (other than a bulk sale made to an assignee or sublessee pursuant to a permitted assignment or subletting hereunder); or

(viii)

the Tenant abandons or attempts to abandon the Leased Premises, or sells or disposes of the goods and chattels of the Tenant or removes them from the Leased Premises so that there would not in the event of such sale or disposal be sufficient goods of the Tenant on the Leased Premises subject to distress to satisfy all Rent due or accruing hereunder for a period of at least twelve (12) months; or

(ix)

the Leased Premises become and remain vacant for a period of five (5) consecutive days or are used by any persons other than such as are entitled to use them hereunder; or

(x)

the Tenant assigns, transfers, encumbers, sublets or permits the occupation or use or the parting with or sharing possession of all or any part of the Leased Premises by anyone except in a manner permitted by this Lease; or

(xi)

this Lease or any of the Tenant's assets are taken under any writ of execution; or

(xii)

re-entry is permitted under any other terms of this Lease,

then and in every such case the Landlord, in addition to any other rights or remedies it has pursuant to this Lease or by law, has the immediate right of re-entry upon the Leased Premises and it may repossess the Leased Premises and enjoy them as of its former estate, and it may expel all persons and remove all property from the Leased Premises, and such property may be removed and sold or disposed of by the Landlord as it deems advisable or may be stored in a public warehouse or elsewhere at the cost and for the account of the Tenant, all without service of notice or resort to legal process and without the Landlord being considered guilty of trespass or becoming liable for any loss or damage which may be occasioned thereby.

Section 16.03 - Bankruptcy of Tenant

          If the Term or a substantial portion of the goods and chattels of the Tenant on the Leased Premises at any time during the Term are seized or taken in execution or attachment by a creditor of the Tenant, or if the Tenant makes an assignment for the benefit of creditors or if a receiver-manager is appointed to control the conduct of the business on or from the Leased Premises, or if the Tenant becomes bankrupt or insolvent or takes the benefit of a statute now or hereafter in force for bankrupt or insolvent debtors, or if an order is made for the winding-up of the Tenant, or if the Leased Premises, without the written consent of the Landlord, become and remain vacant or abandoned for a period of fifteen (l5) days or are used by any other persons than those entitled to use them under the terms of this Lease, the next ensuing three (3) months' Rent immediately will become due and payable as accelerated rent and the Landlord may re-enter and take possession of the Leased Premises as provided herein, and this Lease, at the option of the Landlord exercisable by written notice to the Tenant, forthwith will become forfeited and determined.  In every one of the cases above mentioned the accelerated rent will be recoverable by the Landlord in the same manner as the Rent hereby reserved and as if Rent were in arrears.

          The Tenant acknowledges and agrees that under no circumstances will it file any notice of termination seeking to take advantage of the Bankruptcy and Insolvency Act (Canada) as amended from time to time or other laws for the benefit of insolvent debtors and now waives any and all rights to do so.  The Tenant agrees that if, in breach of this paragraph, it files such a notice, the Landlord may, in addition to all its other remedies, produce and rely on this paragraph in challenging the validity of the notice in the court proceedings contemplated by Section 65.2 of the Bankruptcy and Insolvency Act or such laws and the Landlord may in those or any other proceedings apply for injunctive or other relief against the Tenant filing the notice.

Section 16.04 - Right to Terminate

          If and whenever the Landlord becomes entitled to re-enter the Leased Premises under any provision of this Lease, the Landlord, in addition to all other rights and remedies, shall have the right to terminate this Lease forthwith by leaving upon the Leased Premises notice in writing of such termination.  If such notice is given, pursuant to this or any other provision of this Lease, this Lease and the Term shall terminate.  Basic Rent and any other payments for which the Tenant is liable under this Lease shall be computed, apportioned and paid in full to the date of such termination, and the Tenant shall immediately deliver up possession of the Leased Premises to the Landlord.

Section 16.05 - Right to Re-Let

          If the Landlord re-enters pursuant to the provisions of either this Lease or any applicable law, it may either terminate this Lease or it may from time to time without terminating the Tenant's obligations under this Lease, make any alterations and repairs considered by the Landlord necessary to facilitate a re-letting, and re-let the Leased Premises or any part thereof as agent of the Tenant for such term or terms and at such rental or rentals and upon such other terms and conditions as the Landlord, in its reasonable discretion, considers advisable.  Upon each re-letting, all Rent and other monies received by the Landlord from the re-letting will be applied:

(i)

to the payment of indebtedness other than Rent due hereunder from the Tenant to the Landlord;

(ii)

to the payment of costs and expenses of the re-letting including brokerage fees and legal fees and costs of the  alterations and repairs; and

(iii)

to the payment of Rent due and unpaid hereunder.

The residue, if any, will be held by the Landlord and applied in payment of future Rent as it becomes due and payable.  If the rent received from the re-letting during a month is less than the Rent to be paid during that month by the Tenant, the Tenant shall pay the deficiency to the Landlord.  The deficiency will be calculated and paid monthly.  No re-entry by the Landlord will be construed as an election on its part to terminate this Lease unless a written notice of that intention is given to the Tenant.  Despite a re-letting without termination, the Landlord may elect at any time to terminate this Lease for a previous breach.  If the Landlord terminates this Lease for any breach, in addition to other remedies it may have, it may recover from the Tenant all damages it incurs by reason of the breach, including the cost of recovering the Leased Premises, reasonable legal fees and the worth at the time of termination of the excess, if any, of the amount of Rent and charges equivalent to rent reserved in this Lease for the remainder of the Term, over the then reasonable rental value of the Leased Premises for the remainder of the Term, all of which amounts shall be immediately due and payable by the Tenant to the Landlord.

Section 16.06 - Remedies Cumulative

          The Landlord may from time to time resort to any or all of the rights and remedies available to it in the event of any default hereunder by the Tenant, either by any provision of this Lease or by statute or the general law, all of which rights and remedies are intended to be cumulative and not alternative, and the express provisions hereunder as to certain rights and remedies are not to be interpreted as excluding any other or additional rights and remedies available to the Landlord by statute or the general law.

Section 16.07 - Waiver of Exemption from Distress

          The Tenant hereby agrees with the Landlord that notwithstanding anything contained in the Rent Distress Act (British Columbia) or the Commercial Tenancy Act (British Columbia) or any other Statute subsequently passed to take the place of or amend these said Acts, none of the goods and chattels of the Tenant at any time during the continuance of the Term hereby created on the Leased Premises shall be exempt from levy by distress for Rent in arrears by the Landlord as provided for by any Section or Sections of the said Acts or any amendments thereto, and that if any claim is made for such exemption by the Tenant or if a distress is made by the Landlord, this covenant and agreement may be pleaded as an estoppel against the Tenant in any action brought to test the right to the levying upon any such goods as are named as exempted in any Sections of the said Acts or any amendments thereto; the Tenant waiving, as it hereby does, all and every benefit that could or might have accrued to the Tenant under and by virtue of any Sections of the said Acts, or any amendments thereto but for this covenant.

Section 16.08 - Removal of Chattels

          In case of removal by the Tenant of the goods and chattels of the Tenant from the Leased Premises, the Landlord may follow same for thirty (30) days in the same manner as provided for in the Commercial Tenancy Act (British Columbia).

ARTICLE 17

ENVIRONMENTAL MATTERS

Section 17.01 - Restriction on Contaminants

The Tenant shall not use or permit to be used the Leased Premises or Development or any part thereof for Contaminant Dealings except if approved by the Landlord in writing, at its sole discretion (which approval may be withdrawn at any time notwithstanding any provision of this Lease), and whenever such approval is given, the Tenant shall attend to such Contaminant Dealings in accordance with the written directions of and conditions imposed by the Landlord.

Section 17.02 - Compliance with Environmental Laws

The Tenant shall promptly and strictly comply with and conform to the requirements of all Environmental Laws at any time or from time to time in force, together with any requirements of the Landlord's insurers, regarding any Contaminant Dealings on, in, under or from the Leased Premises or Development.

Section 17.03 - Access by Landlord

The Tenant shall permit the Landlord to enter the Leased Premises at all reasonable times to verify the absence of any Contaminants in, on or under the Leased Premises or Development and the Tenant's compliance with this Article to examine any goods in or at the Leased Premises, and to take such steps as the Landlord may deem necessary for the safety and preservation of the Leased Premises or Development.  No such entry shall constitute an eviction or breach of the Landlord's covenant for quiet enjoyment or entitle the Tenant to any abatement in Rent.

Section 17.04 - Notice to Landlord

The Tenant shall promptly notify the Landlord in writing of:

1.

the existence of any Contaminants in, on or under the Leased Premises or Development or any part thereof, except as expressly approved by the  Landlord in writing pursuant to this Article;

2.

the existence of any Contaminants or any occurrence or condition on the Leased Premises or Development which could subject the Tenant or the Landlord to any fines, penalties, orders or proceedings under Environmental Laws;

3.

any enforcement, order, investigation, litigation or other governmental, regulatory, judicial or administrative action instituted, contemplated or threatened against the Tenant or the Leased Premises or Development pursuant to Environmental Laws; and

4.

all claims, actions, orders or investigations, made or threatened by any third party against the Tenant or the Leased Premises or Development relating to damage, contribution, cost recovery, compensation, loss or injuries resulting from any Contaminants brought onto or created on the Leased Premises or Development by the Tenant or its employees, agents, contractors, subtenants, licensees or invitees or arising from the use or occupation of the Leased Premises or Development hereunder or the exercise of the Tenant's rights hereunder, or any breach of any Environmental Laws arising from any of the foregoing.

Section 17.05 - Removal of Contaminants

The Tenant shall, promptly at its own cost and at the Landlord's request from time to time, remove any and all Contaminants from the Leased Premises or Development and remediate any contamination of the Leased Premises or Development or any other lands resulting from the Contaminants brought onto or created on the Leased Premises or Development by the Tenant or its employees, agents, contractors, subtenants, licensees or invitees or arising from the use or occupation of the Leased Premises or Development hereunder or the exercise of the Tenant's right hereunder in accordance with Environmental Laws.  On termination of this Lease, the Tenant shall leave the Leased Premises and Development free from any and all Contaminants brought onto or created on the Leased Premises or Development by the Tenant or its employees, agents, contractors, subtenants, licensees or invitees or resulting from the use or occupation of the Leased Premises or Development hereunder or the exercise of the Tenant's rights hereunder.

Section 17.06 - Ownership of Contaminants

If the Tenant shall bring or create upon the Leased Premises or Development any Contaminants then, notwithstanding any rule of law to the contrary, such Contaminants shall be and remain the sole and exclusive property of the Tenant and shall not become the property of the Landlord, notwithstanding the degree of affixation of the Contaminants or the goods containing the Contaminants to the Leased Premises or Development and notwithstanding the expiry or earlier termination of this Lease.  This Section supersedes any other provision of this Lease to the contrary.

Section 17.07 - Indemnity

The Tenant shall indemnify and save harmless the Landlord and its directors, officers, employees, agents, successors and assigns, from any and all liabilities, actions, damages, claims, losses, costs and expenses whatsoever (including without limitation, the full amount of all legal fees, costs, charges and expenses and the costs of removal treatment, storage and disposal of Contaminants and remediation) which may be paid by, incurred by or asserted against the Landlord or its directors, officers, employees, agents, successors or assigns , due to the escape, seepage, leakage, spillage, discharge, emission or other release of any Contaminants from, any part of the Leased Premises or Development into the environment including without limitation into or upon any real or personal property or the atmosphere.

Section 17.08 - Survival of Tenant's Obligations

The obligations of the Tenant under this Article relating to Contaminants (including, without limitation, the Tenant's obligation regarding remediation and its indemnity) shall survive the expiry or earlier termination of this Lease.

ARTICLE 18

MISCELLANEOUS

Section 18.01 - Notices

          Any notice, statement or request herein required or permitted to be given by either Party to the other shall be in writing and shall be deemed to have been sufficiently and effectually given if signed by or on behalf of the Party giving the notice and delivered or mailed by registered prepaid post,

(i)

in the case of notice to the Landlord, to it at:

Suite 550

800 West Pender Street

Vancouver, BC

V6C 2V6

(ii)

in the case of notice to the Tenant, to it at the Leased Premises.

Any such notice given as aforesaid shall be conclusively deemed to have been given, if delivered, on the first Business Day following the date of such delivery, or if mailed, on the fifth Business Day following the date of such mailing.  The Landlord may from time to time, by notice to the Tenant, change the address to which notices are to be given.  During any interruption, threatened interruption or substantial delay in postal services, such notice shall be delivered or sent by Facsimile addressed as aforesaid.

Section 18.02 - Registration of Lease

          Neither the Tenant nor anyone on the Tenant's behalf shall register this Lease or any other instrument pertaining to this Lease against the Lands, nor shall anyone require this Lease to be in a form registrable under the Land Title Act (British Columbia) and the Landlord is not required to deliver this Lease in registerable form notwithstanding any statutory requirement to the contrary.

Section 18.03 - Acceptance

          The Tenant hereby accepts this Lease and Leased Premises described herein to be held by it as Tenant, and subject to the conditions, restrictions and covenants above set forth.

IN WITNESS WHEREOF the Parties hereto have executed this Lease under seal.

800 WEST PENDER LTD.

 CURRENT TECHNOLOGY CORPORATION

Per_________________________________________

 Per___________________________________

Per_________________________________________

 Per___________________________________

SCHEDULE "C"

RULES & REGULATIONS

1.

The Tenant shall keep the Leased Premises tidy and free from rubbish which shall be deposited in proper receptacles which are either designated by the Landlord or clearly intended for waste.

2.

No cooking or preparation of food shall be permitted in the Leased Premises and no electrical apparatus likely to cause overloading of electrical circuits shall be used therein.  No tenant shall cause or permit any unusual or objectionable odors to be produced upon or emanate from the Leased Premises.

3.

The Tenant shall not use or permit the use of the Leased Premises in such manner as to create any objectionable noises, odours or other nuisance or hazard or to breach the provisions of any municipal by-law or other lawful requirement applicable thereto or any requirement of the insurers of the Development.

4.

No heavy equipment or safe shall be moved by or for the Tenant except with the prior written consent of the Landlord, which may be arbitrarily withheld.  Such equipment shall be moved upon the appropriate steel-bearing plates, skids, or platforms, subject always to direction by the Landlord, and shall take place at such times and by such persons as the Landlord shall have approved.

5.

The entrances, lobbies, elevators, staircases and other facilities of the Development shall be used only for access to the Leased Premises and other parts of the Development; the Tenant shall not obstruct or misuse such facilities, or permit them to be obstructed or misused by its agents, employees, invitees or others under its control.

6.

The Tenant shall not misuse or damage the Leased Premises or any of the improvements or facilities therein, or deface or mark any walls or other parts of the Leased Premises, or drive nails, spikes, hooks or screws into the walls or woodwork of the Leased Premises or any other part of the Development.

7.

No fixtures, freight or bulky matter shall be moved in or out of the Leased Premises or carried on any facilities for the Development except during such hours and at such locations as the Landlord shall have approved.  Hand trucks and similar appliances shall be equipped with rubber tires and other safeguards approved by the Landlord and shall be used only by prior arrangement with the Landlord.

8.

The Tenant shall not perform, patronize or permit any canvassing, soliciting or peddling in the Development, shall not install in the Leased Premises any machines vending or dispensing refreshments or merchandise (except with the prior written consent of the Landlord).

9.

No person shall use the Leased Premises for sleeping apartments or residential purposes, or for the storage of personal effects or articles other than those required for business purposes.

l0.

The Tenant shall permit and facilitate the entry of the Landlord, or those designated by it, into the Leased Premises for the purpose of inspection, repair and other proper purposes, and shall not obstruct access to main header ducts, janitor and electrical closets and other necessary means of access to mechanical, electrical and other facilities.  The Tenant shall not place any additional locks or other security devices upon any doors of the Leased Premises without the prior written approval of the Landlord, which may be arbitrarily withheld or granted on a conditional basis.

11.

The Tenant shall refer to the Development only by the name from time to time designated by the Landlord, and shall use such name only for the business address of the Leased Premises and not for any promotional or other purposes.

12.

The Landlord may require that at any time other than Business Hours all or any persons entering and leaving the Development identify themselves and register in the manner prescribed by the Landlord for the purpose, may prevent any person from entering the Leased Premises unless provided with a key thereto and a pass or other authorization from the Tenant in a form satisfactory to the Landlord, and may prevent any person removing any goods therefrom without written authorization.  The Landlord may institute a photo-identification security system in which case identification cards may be obtained from the Landlord at the expense of the Tenant.

l3.

The Tenant shall receive, ship and take delivery of and allow and require suppliers and others to deliver and take delivery of supplies, fixtures, equipment and furnishings only through the appropriate service and delivery facilities provided in the Development, and subject to such further regulations as the Landlord may from time to time impose.

l4.

The Tenant shall not interfere with any window coverings installed upon exterior windows, and shall close such window coverings during such hours from dusk to dawn as the Landlord may require, and shall not install or operate any interior drapes that will interfere with the exterior appearance or the climate control system of the Development.

l5.

If an emergency situation shall exist because of fire, explosion or other hazard, or the threat thereof, the Tenant and its agents, servants, contractors, invitees and employees shall, if requested by the Landlord, the Fire Department or the police, vacate the Development forthwith in the manner prescribed by the Fire Department.

l6.

The Leased Premises shall not be used for storage of any inflammable, explosive or dangerous materials or for any purpose which may in any way increase the risk of fire or obstruct or interfere with the rights of other occupants of the Development or violate or be at variance with any laws or regulations of any governmental or regulatory authority.

l7.

No musical instruments or sound producing equipment or amplifiers which may be heard outside the Leased Premises shall be played or operated on the Leased Premises.

l8.

The water closets and other water apparatus shall not be used for any purpose other than those for which they were constructed, and no sweepings, rubbish, rags, ashes or other substances shall be thrown therein.  The Tenant shall be responsible for any damage resulting from misuse caused by it or by its agents, servants, employees, licensees or invitees.  The Tenant shall not let the water run unless it is in actual use.

19.

The Tenant shall give the Landlord prompt written notice of any accident which occurs upon any part of the Development or any defect in the Development, including the Common Areas or the facilities and systems serving the Development.

20.

These rules and regulations, together with all reasonable amendments, deletions and additions, are not necessarily of uniform application, but may be waived in whole or in part in respect of other tenants of the Development without affecting their enforceability with respect to the Tenant and the Leased Premises, and may be waived in whole or in part with respect to the Leased Premises without waiving them as to future application to the Leased Premises.  The imposition of such rules and regulations shall not create or imply any obligation of the Landlord to enforce them or create any  liability of the Landlord for their non-enforcement.

21.

No animals or birds shall be brought onto any part Development without the consent of the Landlord.

22.

No bicycles or vehicles shall be brought into or kept in or about the Development or the Leased Premises.

23.

In the event that the Tenant wishes at any time to utilize the services of a telephone or telecommunications provider whose equipment is not then servicing the Development, no such provider shall be permitted to install its lines or other equipment within the Development without first securing the prior written approval of the Landlord.  Landlord's approval shall not be deemed any kind of warranty or representation by Landlord, including, without limitation, any warranty or representation as to the suitability.

24.

Smoking is not permitted within the Development or adjacent to the Development.

SCHEDULE "D"

SPECIAL PROVISIONS

Attached hereto and forming a part of a Lease between 800 WEST PENDER LTD. and CURRENT TECHNOLOGY CORPORATION dated this -4th day of March, 2005 and to be initialled by both parties.

Deposit

The Landlord acknowledges receipt of a deposit (the "Security Deposit") in the amount of $20,000.00, of which $5,079.17 is applied to the first month's Gross Rent, and the balance applied to months 72,71 and 70 of the Term . If the Tenant fails to pay Rent or otherwise defaults with respect to any provision of this Lease, the Landlord may use, apply or retain all or any portion of the Security Deposit for the payment of any Rent in default, or for the payment of any other expense which the Landlord may incur by reason of the Tenant's default, or to compensate the Landlord for any loss or damage which the Landlord may suffer thereby. If the Landlord so uses or applies all or any portion of the Security Deposit, the Tenant, shall within ten (10) days after demand therefore deposit cash with the Landlord in an amount sufficient to restore the Security Deposit to the full amount thereof. The Landlord shall not be required to keep the Security Deposit separate from its general accounts.  If the Tenant performs all of the Tenant's obligations hereunder, the Security Deposit, or so much thereof as has not therefore been applied by the Landlord, shall be returned, without payment of interest or other increment for its use, to the Tenant following the expiration of the Term and after the Tenant has vacated the Leased Premises.  No trust relationship is created herein between the Landlord and the Tenant with respect to the Security Deposit.

Landlord's

Work

The Landlord will at its expense construct the improvements outlined in the PSA Construction quotation dated February 3, 2005, attached hereto as Appendix "1", to a maximum cost of $71,383.00 plus GST.

Free Basic

Rent

The Landlord agrees to abate the Basic Annual Rent (the "Free Basic Rent") for the 2nd and 3rd months of the Term. The Tenant agrees to pay additional Rent as described in Paragraph Five (5) of the Offer to Lease effective the Commencement Date.

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) <intentionally omitted per SEC Release 33-8238> for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

<Intentionally omitted per SEC Release 33-8238>

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

Date: June 30, 2005	/s/ Robert Kramer

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

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) <intentionally omitted per SEC Release 33-8238> for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

<Intentionally omitted per SEC Release 33-8238>

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

Date: June 30, 2005	/s/ George Chen

George Chen, Chief Financial Officer and Director

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement filed herewith.

2 (b).2	2004 Stock Option and Stock Bonus Plan filed herewith.

4.3	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd filed herewith.
11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13(a).1

 Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes-     Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2003 and filed July 8, 2004.

Exhibit 13 (a).1

Certification of Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

By

/s/ Robert Kramer

_________

 Robert Kramer, Chief Executive Officer and Director

Exhibit 13(a).1

Certification of Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2005

By

 /s/ George Chen

____

George Chen, Chief Financial Officer and Director