Form 20-F
period 2005-12-31
CURRENT TECHNOLOGY CORP
filed 2006-05-26
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

74,655,023 common shares, without par value, issued and outstanding at December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

  No

X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

  No

X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer

 Accelerated filer

 Non Accelerated filer  X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

 No  X

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

Yes      No

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

Selected Financial Data

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
Statement of	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Operations Data:	2005	2004	2003	2002	2001
Net Sales	$495,710	$333,441	$234,733	$104,337	$59,113
Other Income	1,603	1,000	129	2,451	586
Total Revenue	497,313	334,441	234,862	106,788	59,699
(Loss) from	(1,694,076)	(1,841,018)	(1,061,972)	(1,234,179)	(875,785)
Operations
(Canadian GAAP)
(Loss) from	(1,694,076)	(1,841,018)	(1,061,972)	(1,234,179)	(875,785)
Continuing
Operations
(Canadian GAAP)
Net Loss	(1,815,217)	(1,759,088)	(846,567)	(1,236,346)	(911,138)
(Canadian GAAP)
Net Loss (US	(1,815,217)	(1,759,088)	(846,567)	(1,236,346)	(1,100,799)
GAAP)
(Loss) from	(0.03)	(0.03)	(0.02)	(0.03)	(0.02)
Operations per
Common Share (US
GAAP)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
Statement of	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Operations Data:	2005	2004	2003	2002	2001
(Loss) from	(0.03)	(0.03)	(0.02)	(0.03)	(0.02)
Continuing
Operations per
Common Share (US
GAAP)
Balance Sheet Data:
Total Assets	719,254	692,568	259,962	299,438	689,065
Cash and Cash	339,973	205,530	27,288	62,011	47,488
Equivalents
Net Assets	(793,866)	(1,161,235)	(1,342,178)	(850,202)	(179,112)
Stockholders'
Equity
(Deficiency)
(Canadian GAAP)
Net Assets	(1,317,409)	(1,576,495)	(1,757,438)	(1,272,165)	(601,075)
Stockholders'
Equity(Deficiency)
(US GAAP)
Capital Stock	$34,061,493	$32,455,141	$30,635,410	$30,255,761	$29,107,492
Number of shares outstanding	74,655,023	60,240,257	51,136,811	48,333,015	44,003,015
Number of shares outstanding
(weighted average)(US GAAP)	66,637,565	54,477,115	48,585,542	47,333,293	41,249,884

Total assets for the years ended December 31, 2005, 2004 and 2003 are identical under both Canadian and US GAAP.

Loss from continuing operations per common share for the years ended December 31, 2001 - 2005 are identical under both Canadian and US GAAP.

Shareholder’s deficiency under US GAAP is greater as at December 31, 2005, 2004, 2003. 2002 and 2001 primarily for two reasons.  First, due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note. Second, due to the greater net loss described in the following paragraph.

Net loss for the year ended December 31, 2001 under US GAAP is greater than net loss under Canadian GAAP because under US Financial Accounting Standards Board Interpretation No.44 (“FIN #44”) increases in the trading price of the Company’s common stock over the exercise price of the related share purchase options, which are designated as variable stock options under FIN#44 are recorded as employee compensation expense and decreases as recoveries.  In addition, options held by non-employees which are repriced are treated as an issue of new options and are valued using the Black-Scholes option pricing model resulting in additional non-employee consulting expense.

The above “Selected Financial Data” is presented in Canadian dollars.  On April 30, 2006, the most recent month end, the cost for one US$1.00 was CDN $1.12.  On December 31, 2005, the date of the most recent financial statement, the cost for one US$1.00 was CDN$1.16.  The average high and low exchange rates for the last six months between the United States dollar exchanged for Canadian dollars is as set forth below:

Month	Average	High	Low
November 2005 December 2005	1.18 1.16	1.20 1.18	1.16 1.14
January 2006	1.16	1.18	1.14
February 2006	1.15	1.16	1.14
March 2006	1.16	1.17	1.13
April 2006	1.14	1.17	1.11

The exchange rate for the last five calendar years between the United States dollar exchanged for Canadian dollars is as set forth below:

Calendar Year	Average Rate for the Year
2001	1.55
2002	1.57
2003	1.40
2004 2005	1.30 1.21

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

1.

The Company incurred a net loss of $1,815,217 for the year ended December 31, 2005 (2004:$1,759,088; 2003:$846,567). The Company has reported recurring losses since inception which have resulted in an accumulated deficit of $36,112,150 at December 31, 2005 (2004:$ 34,296,933). The Company has relied and will continue to rely on debt and/or equity financing and/or the sale of certain rights for consideration including cash. There is no certainty that additional debt and/or equity financing and/or arrangements for the sale of rights will be available on reasonable terms or at all. (Note: The financial data in this paragraph is presented in Canadian dollars.)

The ability of the Company to continue as a going concern is dependent on the receipt of additional financing and /or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.  Any inability to obtain additional financing when needed and/or the loss of a material contract would have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or possibly cease its operations.

2.

If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

3.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Company’s business plan.

4.

The Company’s success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Company’s patents. The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S. Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many device patents.

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

8.

Many of the countries in which the Company’s products are available face adverse economic and political conditions which make business development more difficult.

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

11.

Although the Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States the Company requires Food and Drug Administration approval to market its medical product ElectroTrichoGenesis in the United States.  There can be no guarantee as to either if, or when, such approval may be obtained.

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

Effective August 28, 1987, the Company acquired from 314613 B.C. Ltd. (a company related by way of common directors) the exclusive license and rights to certain hair regrowth products, procedures and technology for an initial term of 20 years for 2,500,000 escrowed common shares of the Company with a total deemed value of $1.  The license and rights provided for continuous renewal periods of 20 years for a nominal consideration of CDN$10.00 for each 20-year renewal term. On June 30, 2000 the Company and 314613 B.C. Ltd. cancelled the 2,500,000 escrowed common shares.  On the same day, the Company issued warrants to purchase 2,500,000 common shares at a price of $0.05 (all funds USD unless noted otherwise) per share up to and including June 30, 2005.  On July 5, 2004 the Directors by way of a Consent Resolution extended the expiry date to June 30, 2006 and added a cashless exercise provision. On May 8, 2006 the Directors by way of Consent Resolution extended the expiry date to June 30, 2007. The warrants were issued to the principals of 314613 B.C. Ltd., Anne Kramer (as to 1,250,000 common shares) and Robert Kramer (as to 1,250,000 common shares).

In a separate transaction, on May 31, 1999 314613 B.C. Ltd. agreed to sell to the Company the TrichoGenesis technology including all worldwide issued and pending intellectual property protection for CDN$200,000.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 20% of the issued and outstanding common shares of the Company.  As at December 31, 2005, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2005.  The last principal advance was made in September, 2001. This note was to mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The Company was not permitted to repay the principal and interest due under the note prior to August 31, 2005.  This note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On March 22, 2005, the Company restructured the convertible promissory note pursuant to a Forbearance Agreement. Under terms of the restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239 as part of the principal of the convertible promissory note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

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

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the New Debt are fully repaid.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

					New
Number of Warrants	Expiry Date		Exercise Price	Expiry Date*
2,000,000	January 3,	2005	$0.25	January	9,	2007
2,980,000	February 7,	2005	$0.10	January	9,	2007
179,167	September 27,	2006	$0.15	January	9,	2007
1,600,000	October 11,	2006	$0.50	January	9,	2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

Mr. Denner owns 14,979,266 common shares (representing approximately 20% of the issued and outstanding shares of the Company) and warrants to purchase an additional 16,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

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

Business Overview

The Company has commenced the international marketing of its ETG device which is not available in the United States.  The Registrant has entered into agreements with exclusive national distributors and ETG treatment centers are operating in Cyprus, New Zealand, Singapore, Thailand, Greece, Turkey, Venezuela and Mexico.  In addition, ETG devices and/or treatment centers are operating in Canada, Australia, Argentina, Ireland, Poland, Chile and Kuwait. The Company developed the CTG Mark 5 specifically for the United States marketplace although CTG units are also operating in Korea and Taiwan. The agreements with TrichoGenesis operators typically provide for the payment to the Company of Technology Use Fees (TUFs), a type of royalty based on the use of the equipment, once the units are in operation.  Purchasers typically pay a non-refundable deposit per unit when an order is placed, with the balance due under normal commercial terms.  The purchase prices for the equipment and the TUFs are typically payable in U.S. dollars.

The Company has developed a new marketing and sales strategy, particularly as it applies to the United States and Europe. Historically, revenue has been generated primarily from a combination of the sale of units to distributors and the TUFs charged on each use. This is a conventional sales model wherein title actually transfers and revenue is recorded when the sale is consummated and/or TUF collected.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price paid by the consumer.  The new strategy involves placement of TrichoGenesis units with operators on a revenue sharing basis.  Under the revenue sharing model, up to 50% of the retail price paid by the customer may be paid to the Company.  Revenue sharing has the potential to significantly increase the amount of revenue the Corporation may earn from a particular unit.  However, it should be noted either no sale would be recorded in such an eventuality as the unit would remain in inventory and title would not transfer (the model proposed for the UK, Europe and the Middle East) or the unit would be sold at cost (the model proposed for the United States), thus eliminating the recording of a gross profit at the time of sale.  Therefore, in both instances, the revenue sharing model would result in a decrease in revenue recorded in the short run.  The Company believes this shortfall would be more than offset in the long run by enhanced revenues over time, i.e. from revenue sharing.  It should be further noted, the revenue sharing model is by its nature more capital intensive than the conventional sales model.  Therefore, the Company has taken steps to address this issue as described below in “New Initiatives:  United States” and “New Initiatives:  United Kingdom”.  Lack of capital or suitable alternatives may limit the Company’s ability to rollout the revenue sharing model.

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

In addition to clearing the way for marketing in Canada, the Canadian Health Protection Branch acceptance is assisting in obtaining health regulatory approvals in other jurisdictions.  Amongst others, the health regulatory authorities in Mexico, Chile, New Zealand, Singapore and Thailand have cleared the ETG device for sale as a medical device.  In addition, the CE Marking of Conformity Medical Devices provides coverage in Europe and many other countries around the world with the exception of the United States.

The Canadian Standards Association (CSA) has issued two international Certificates of Compliance for Current Technology’s proprietary ETG devices.  Under the first Certificate of Compliance issued September 9, 2005, the Company’s ETG devices have been certified as meeting the required Class 8750 01 and Class 8750 81 medical electrical equipment safety standards.  The second Certificate of Compliance reissued October 19, 2005 relates to the standards set by the International Electrotechnical Commission’s (IEC) CB Scheme for safety of electrical equipment IEC 60601-1.  This approval is recognized and accepted throughout the EEC and EFTA countries as well as a number of other jurisdictions.

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

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first quarter of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under ISO

13485:2003.  Implemented in 2004 and mandatory by March 2006, this is the highest standard issued for medical devices.  The Company recently received a copy of the certificate which was issued on April 4, 2006 and is valid until February 25, 2009.

The Company’s CTG Mark 5 has also been subjected to similar examinations.  As a result the following certificates have been issued:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customer’s of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  In May 2006, the manufacturer, Sicom Industries Ltd., moved into a new production facility with space dedicated specifically for the manufacturing of TrichoGenesis units.  The Registrant recommenced manufacturing in 2004 with an order for 30 units and placed an order for an additional 20 units in 2005.  The 2005 production run employed a new gel coat manufacturing process to produce the main body of the unit.  If the primary contractor is unable to meet the Company’s manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

Intellectual Property:   The Registrant’s intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 12 issued and 4 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan. The Company is most reliant upon its United States patents for future growth. Design patents and/or industrial design registrations have been granted in 20 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 34 countries.  Trademark and servicemark applications are underway in the United States to protect CosmeticTrichoGenesis and ElectroTrichoGenesis.  Further trademark applications are underway in Japan and the European Union.

The Company holds a 100% interest in the following domain names: current-technology.com, cosmetictrichogenesis.com,

ctgtechniques.com, ctgtechnique.com, electrotrichogenesis.com, currentech.com, trichogenesis.com, etgtreatment.com, myhairchair.com, currenttechnologyco.com, currenttechnologycorp.com, and currenttechnologycorporation.com.

Marketing Program:   The Company has four possible sources of revenue: the sale of ETG Mark 1 devices; the sale of CTG Mark 5 units; Technology Use Fees (royalties) calculated on the revenue or number of treatments and / or sessions generated by the ETG and / or CTG equipment; and license fees which could be generated from the sale of rights to particular geographic areas.

Historically, the Company has generated revenue from the first three sources:  equipment sales and royalties.  To date, no revenue has been generated from the sales of licenses.  As discussed in “Business Overview”, the Company is attempting to employ a new revenue sharing marketing and sales strategy in the United States and Europe.

CTG Marketing Program:

United States

The Company considers the United States to be one of the most important markets in the world for its products.  Accordingly, using the TrichoGenesis technology platform, the Company developed a product to suit the requirements of the multi-billion dollar U.S. beauty, spa and fitness markets.  This product is named CTG Mark 5 (CosmeticTrichoGenesis)and marketed as a breakthrough method for improving the appearance of thinning hair.

Prior to 2006, the Company’s strategy was to develop the market for CTGs in the United States by appointing distributors on a geographic basis.  During 2005, the Company conducted a market test and evaluation of CTG at locations in Kansas and Michigan under the direction of Strategic Laser & MedSpa, LLC (“Strategic Laser”).  During the latter part of 2005, Strategic Laser approached the Company with the view of developing the market in the United States on a revenue sharing basis.  On February 4, 2006 an interim sales agreement was entered into providing for the completion of a definitive agreement and placement of an initial order for 200 CTGs on or before June 30, 2006.  In anticipation of the Strategic Laser agreement, the Company issued in December 2005, 1,400,000 restricted shares to cancel all legacy distribution agreements in the United States and terminated a pilot distributorship agreement.

The agreement with Strategic Laser is structured on a revenue sharing basis.  The Company intends to sell CTGs to Strategic Laser at cost and will be paid up to 30% of the ultimate retail price paid by the customer.  Strategic Laser has developed an introductory marketing program that should provide maximum product exposure.   Simply put, all salon/spa customers will be offered free use of CTG units for the first 90 days.  Starting with an initial placement of 200 units in high traffic salons and spas, Strategic Laser has constructed a financial model projecting the placement on a revenue sharing basis of up to 5000 units over five years.

Jason Olcese, the CEO of Strategic Laser, is assembling a board of directors and advisory board in anticipation of market launch.  Initial members include Frank L. Carney (co-founder of Pizza Hut and past president of the International Franchise Association), James F. Lewin (retired senior executive of Security Pacific National Bank) and Dr. Stuart Maddin (a member of Current Technology’s Medical and Scientific Advisory Board).

Failure to complete the Strategic Laser agreement will have a material negative impact on the Company.

It is important to note that while the Company is directing its primary focus on the placement of CTG Mark 5s in the U.S., Current Technology also hopes to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and/or hair loss prevention for oncology patients and/or alopecia areata.  However, there can be no guarantee as to either if or when such approval may be obtained.  To date, financial constraints have precluded a formal submission to the FDA.

ETG Marketing Program:

Overview

ETG devices are operating in 15 countries:  Ireland, Cyprus, Turkey, Greece, Poland, New Zealand, Australia, Thailand, Singapore, Canada, Mexico, Venezuela, Argentina, Chile and Kuwait.

During 2005 and into 2006, the Company commenced two new initiatives in the United Kingdom and France.

New Initiatives: United Kingdom

The Company has appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  ACP has obtained approval in principle from Her Majesty’s Revenue & Customs for Venture Capital Trusts (“VCT”) to invest in Current Technology on the condition the funds would in turn be advanced to the Subsidiary for expansion in the UK, Europe and the Middle East.  VCT’s represent a potential source of funding from a tax-assisted pool of many hundreds of millions of Pounds Sterling.  VCT investments have a unique feature that is a potential benefit to shareholders of the Company.  In order to maximize tax benefits, VCTs must hold their investment for at least three years.

The following comments relate to the Subsidiary and the Company’s UK initiative:

1.

The Company is granting the Subsidiary the exclusive right to market and sell its proprietary TrichoGenesis platform products in the UK, Europe and the Middle East (the “Territory”).

2.

ACP to raise up to 3.5 million Pounds Sterling on a best efforts basis.  The proceeds to be used to exploit the Territory on a revenue sharing basis.  That is, as described above rather than sell units, the Subsidiary intends to place the units with operators and earn up to 50% of the retail price of treatments paid by the customer.  Given the best efforts basis of the financing, the Company cannot guarantee either if, or when, the financing will be completed.

3.

Subject to investor concurrence, a portion of the proceeds may be used to fund Food and Drug Administration approval for the marketing and sale of ETG as a medical device in the United States.  The Company cannot guarantee either if, or when, such approval may be obtained.

4.

Subject to market conditions and corporate performance, the Subsidiary intends to seek a listing on the London Stock Exchange’s AIM market.  (“The most successful growth market in the world”, according to AIM literature).

5.

The Board of Directors of the Subsidiary consists of Thomas R. Byrne (ACP Marketing Director), Robert Kramer (Current Technology CEO) and Herman Kullar (Subsidiary Managing Director and CFO).

New Initiatives: France

Market test and evaluation of its proprietary ETG Mark 1 commenced April 2006 under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L’Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.  Laurent Batas, Managing Director of Intercoiffure Mondial has agreed that upon successful completion of the market test and evaluation, ETG will be officially introduced to Intercoiffure members worldwide.

Further Marketing Program Commentary:

Geographic Commentary

The following commentary relates to those markets in which recent, relevant activity has occurred.

Asia Pacific

Singapore:   Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) is operating three ETGs in two successful locations doing business as EHR Centres and is negotiating for a third location.

Hong Kong:   Gromark has purchased two units, ordered and paid in advance for a third.  Negotiations appear to be nearing completion for the opening of a joint-venture EHR Centre and further development of that potentially dynamic market.

Korea:   Recent communication has confirmed a market test and evaluation have been concluded successfully, with plans to present results to a medical conference during the latter part of the second quarter of 2006.  It is premature to determine what impact these events may have on sales prospects.

Taiwan:   The prospective sub-distributor (“Sub-Distributor”), having purchased four CTG units, has successfully completed a market evaluation and determined that in order to achieve its objective of becoming the premier hair solutions provider in Taiwan, formal medical approval would be required.  To that end, an application was submitted to the health authorities in Taiwan who have reportedly advised the Sub-Distributor the initial review process has been completed successfully and a formal determination should be made by July 2006.  The Sub-Distributor remains confident of the ultimate outcome, although frustrated with the amount of time and money expended to date.

Other:   Distributor agreements are in place with Gromark for Thailand (two units delivered) and Malaysia (two units ordered and paid for).  In addition to its focus on developing markets already under contract, Gromark reports ongoing negotiations with respect to Indonesia, Australia, Japan and five regions of China.  The Company cannot guarantee either if, or when, these negotiations will result in definitive agreements or purchase orders.

Europe

Poland:   The first ETG Treatment Center opened in Warsaw, Poland in August 2005.  Operating under the name “ETG Terapia”, the Center is located in Warsaw’s prime central business district in close proximity to the Ministry of Finance and the National Bank of Poland.

Turkey:   In February 2006, the Company signed an exclusive distributorship agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. (“Sanomed”).  The agreement provides for the purchase of 34 ETG Mark 1 devices over the next 4 years.  The principal of Sanomed, Mr. Ali Bicken, and his associate Dr. Serafettin Saracoglu, received training in Vancouver in February 2006 and two ETGs were delivered to dermatology/aesthetic clinics in Istanbul during March 2006.  During May 2006, approval was received from leasing companies in Turkey for the purchase of two more ETGs which will be shipped as soon as funds are received, subject to resolution of air freight issues caused by a fire at Istanbul airport.  In addition, Mr. Bicken has verbally advised he anticipates placing an order for a further two units by the end of May or early June 2006.

The Americas

Mexico:   The exclusive distributor for Mexico, Current Image Technology S.A. de C.V. (“CIT”), opened a second ETG Treatment Center in Mexico City in July 2005.  Situated in an historical building in the upscale San Angel district of the capital city, the new location compliments the successful three device flagship ETG Center in the Polanco district.

Venezuela:   Centro Laser de la Belleza (“Centro Laser”) was appointed exclusive distributor in December 2005, having agreed to purchase 18 ETGs over a period of 3 years.  Centro Laser owns and/or operates 27 laser centers and is the largest provider of such services in Venezuela.  The first ETG was shipped during the first quarter of 2006 and additional orders are anticipated in the near future.

Geographic Summary:  TrichoGenesis platform products are presently operating in the following countries:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

Principal Markets:

The breakdown of revenue by region is as follows (CDN dollars):

	2005	2004	2003
Asia Pacific Region	$302,240	$23,735	$7,337
Europe	27,702	33,075	37,381
The Americas	167,371	277,631	190,144

	$497,313	$334,441	$234,862

Marketing Strategy and Financial Potential:   As discussed above, ETGs are operating in 15 countries.  CTGs are operating in three countries.  ETG is represented by exclusive distributors in nine of the 15 countries.  In the balance of the countries (Australia, Ireland, Kuwait, Canada, Argentina and Chile) the Registrant is dealing directly with end users.  CTGs are presently operating in the United States, Taiwan and Korea.

Although the Registrant’s efforts have been hampered by a lack of financial resources, the Registrant believes its TrichoGenesis technology has a place in most industrialized countries in the world and that its new marketing initiatives in the United States, United Kingdom and France may portend future progress.

Forward Looking Statements

Certain statements contained in this report that are not historical facts constitute forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act.  Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied.  All statements, other than statements of historical facts, included in this report that address activities, events, or developments that our management expects, believes, hopes or anticipates will or may occur in the future are forward looking statements.  Any forward-looking statements speak only as of the date made.  We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

 The formal agreements entered into by the Registrant with respect to the sale of equipment may bind the distributors to purchase the number of units provided for in the agreements, however, the realistic remedy for a distributor’s failure to perform would probably be cancellation of the agreement and thus there are no assurances that the minimum number of units will be purchased under any agreement.  The markets for sale and/or distribution of equipment may be sensitive to a general downturn in the overall economy of the countries in which marketing is to take place.  Adverse economic and political conditions in these countries may have an impact on the Registrant’s profitability.  New or existing competition may have a negative impact on performance in a given country or countries. Further, to the extent that the Registrant has executed letters of intent with certain other parties, there are no assurances that these letters of intent will result in formal agreements. As revenues from TUFs are a function of the number of CTGs and / or ETGs sold by the Registrant, the inability to sell this equipment will also have a negative impact on the revenues from TUFs.

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

Organizational Structure

The Company presently has one wholly owned subsidiary:  Current Technology (UK) Ltd.  For further particulars see “New Initiatives:  United Kingdom”.

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

Revenue increased 48% from $334,441 in 2004 to $497,313 in 2005. The increase in revenue was a result of an increase in the number of units sold and TUFs collected, not an increase in prices.  Management believes the increase in number of units sold and downstream royalties may increase as market acceptance in the United States, Europe and the Asia Pacific Region grows. Expenses increased from $2,175,459 to $2,191,389. The net loss increased 3% from $1,759,088 to 1,815,217. During 2005 approximately 22% of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-	Cash-based	Total
	based
Amortization	-	25,896	25,896
Bank charges and interest	-	13,444	13,444
Consulting	-	19,400	19,400
Financing costs	-	35,487	35,487
Interest on convertible promissory note	-	91,106	91,106
Interest on promissory note	-	33,048	33,048
Investor relations	36,762	90,044	126,806
Legal, auditing and filing fees	-	173,002	173,002
Manufacturing	23,338	322,856	346,194
Marketing	281,639	110,011	391,650
Office and other	-	52,918	52,918
Product development		25,722	25,722
Public relations	9,710	64,153	73,863
Regulatory	-	34,958	34,958
Rent	-	58,925	58,925
Salaries and benefits		382,458	382,458
Stock based compensation	114,326	-	114,326
Telephone	-	25,500	25,500
Test and studies	15,120	89,071	104,191
Travel	-	62,495	62,495
	$480,895	$1,170,494	$2,191,389

The change in net loss of $56,129 during 2005 was primarily a result of the following factors: an increase in consulting of $19,400 in 2005 ($19,400 versus nil in 2004); an increase in financing cost of $35,487 in 2005 ($35,487 versus nil in 2004); an increase in interest expense of $23,785 in 2005 ($124,154 versus $100,369 in 2004); an increase in manufacturing of $149,862 ($346,194 versus $196,332); an increase in marketing of $51,001 (391,650 <of which $281,639 was stock-based > in 2005 versus $340,649 in 2004; a decrease in regulatory of $86,662 ($34,958 versus $121,620); a decrease in research report of $130,802 (nil vs a stock-based expenditure of $130,802 for research report services in 2004); a decrease in investor relations of $122,499($391,650 (126,806 <of which $36,762 was stock-based > in 2005 versus $249,305 in 2004); and a decrease in stock-based compensation from the issuance of incentive stock options of 5,974 ($114,326 versus $120,300).

In addition, with respect to “other item”, an increased foreign exchange recovery of $164,757 in 2005 versus a recovery of $81,930 in 2004 translating into a net increase in such amounts of $82,827 in 2005.  Also during 2005, there was an $85,000 write-down of patents, licence and rights* and $200,898 of accretion interest expense.**

*

See “Critical Accounting Estimates- Patents, Licenses and Rights.”

**

See “Critical Accounting Estimates- Convertible Promissory Note”

The development and introduction of CTG Mark 5, a breakthrough method for improving the appearance of thinning hair, resulted in the commencement of commercial activity in the US marketplace in 2003.  The Registrant believes CTG could represent a significant portion of revenues in the future, as the market for cosmetic products and services in the United States is one of the largest in the world. Market acceptance of CTG over the next year or two, subsequent to the hoped for completion of the agreement with Strategic Laser, will dictate the product’s contribution to future revenues.

Although the Company sells equipment in countries where inflation may be a factor, there is no direct impact as all sales are made in US dollars.

Although the Canadian dollar has gained strength against the US dollar during 2003 to today as compared to 2000-2002, the Company has not purchased and/or sold derivative financial instruments. It may, however, do so in the future.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as CDN$15,776 on December 31, 2002, only CDN$12,965 on December 31, 2003 and only CDN$12,020 on December 31, 2004 and only CDN$11,630 on December 31, 2005.

Liquidity and Capital Resources

The Company has financed its operations since inception principally through the sale of equity and debt securities.  Since 2000, the Registrant has issued both convertible and non-convertible promissory notes.

 As of December 31, 2005 the Company had a working capital deficiency of CDN$166,003 (at December 31, 2004 a working capital deficiency of CDN$1,287,023).  At December 31, 2005 the Company had CDN$339,973(at December 31, 2004 CDN$205,530) in cash.  The working capital deficiency of December 31, 2005 was substantially lower than that for 2004 as a result of the following factors: the conversion of a CDN$347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January 2007 (offset by the addition of CDN$141,135 of inventory financing in 2005); an increase in current assets of CDN$92,163; an increase in subscription liability of CDN$334,363 and a decrease in unearned revenue of CDN$205,187.  The aforementioned increase in current assets of CDN$92,163 was primarily a result of an increase of cash of CDN$134,443; a decrease in accounts receivable of CDN$112,373; an increase in prepaid expenses of CDN$22,636; and an increase in deferred financing costs of CDN$47,317. The working capital deficiency of December 31, 2004 was substantially larger than that for 2003 primarily because of the convertible promissory note and promissory note which were recorded as current liabilities as they were due in less than one year.

The Registrant continues to rely on debt and equity financings.  During the year ended December 31, 2005 a total of $287,500 was collected and recorded as a subscription liability. In addition, $237,500 was received subsequent to December 31, 2005.  In consideration for these advances, on April 13, 2006 the Company issued 4,252,000 shares and 4,252,000 warrants.  Each warrant entitles the holder to purchase one common share at $0.25 up to and including September 21, 2010 (as to 3,052,000 units) and March 3, 2011 (as to 1,200,000 units).  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Subsequent to December 31, 2005 the Company also received $58,230 for the exercise of warrants, and $9,375 for the exercise of options.

A total of 14,414,766 shares were issued during 2005:

		Number of	Canadian
		Shares	Dollar
			Amount
Common Shares Issued -
-	For cash	3,700,000	514,884
-	For settlement of debt	1,965,000	366,569
-	Conversion of promissory	6,949,766	420,218
note
-	Exercise of warrants	1,700,000	298,554
-	Exercise of options	100,000	6,127
		14,414,766	$1,606,352

During 2004, the company issued 1,000,000 shares upon the exercise of warrants for CDN$196,950; 2,465,750 shares for settlement of CDN$703,036 of debts; and 5,637,696 shares for cash of CDN$919,745.

The Company has operated at a loss since its inception and has an accumulated deficit of CDN$36,112,150 as of December 31, 2005 (CDN$34,296,933 as of December 31, 2004).  The Company sustained annual net losses of CDN$1,815,217 as of December 31, 2005 (CDN$1,759,088 as of December 31, 2004, and CDN$846,567 in the year ended December 31, 2003).

The Company has no material commitments for capital expenditures as at December 31, 2005 and has made no such commitments during the last six months.  Working capital is not sufficient for the Company’s present requirements for 2006, so additional financing will be required.

Promissory Note December 31, 2005:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of $110,000.  The secured note bears interest of 24% and matures on January 27, 2006.  The note is secured by a registered charge on 20 TrichoGenesis units which are being manufactured.  Payments under the note may be accelerated on a pro-rata basis as the units are sold.  As additional consideration, the lender purchased 200,000 units for $10,000.  Each unit consists of one share and one five year warrant with an exercise price of $0.15.  The note was fully repaid on January 26, 2006.

Certain manufacturing issues were encountered during the production run of 30 units ordered in 2004 and 20 units ordered in 2005 which made the exact timing of delivery difficult to forecast.  It is anticipated future production runs will be more efficient, with reasonable estimates of timing of delivery more readily available.  The Registrant estimates the cost per unit will be approximately $12,000. A deposit of at least 50% is required upon order placement, with the balance paid up upon completion. The Registrant has some cash flow from operations but still relies on third party financing for inventory build up.  As sales increase the Registrant will require further build up of inventory which may restrict the number of new orders it can accept unless third party financing is obtained.

The Registrant does not believe it is possible to predict a sales cycle as product introduction is at an early stage in the United States, Europe and most of the Asia Pacific Region.  These markets are believed to hold promise, but market acceptance cannot be assumed at this early stage.  In addition, it is too early to determine whether or not the new sales initiatives in the United States, United Kingdom and France will be successful.  Therefore, the Registrant is still dependant upon outside sources of financing, the timing and amounts of which cannot be accurately predicted. Acceptance of CTG in the United States as a cosmetic solution for thinning hair and ETG in Europe and the Asia Pacific Region and other parts of the world as a medical solution for hair loss, could reduce or possibly eliminate the need for the Company to seek further debt or equity financing.

Assuming the ACP financing of the Company’s UK subsidiary is successful, there will be restrictions on the transfer of funds from the Subsidiary to the Company.

Critical Accounting Estimates

The following comments relate to December 31, 2005 balance sheet items:

Accounts receivable-

All accounts comprised of amounts due from customers were collected in full during fiscal 2006.

Prepaid expenses

-

Prepaid expenses are comprised of deposits on future goods or services not yet received (CDN$131,758), security deposits(CDN$15,120), and retainer paid to ACP for arranging the best efforts financing for UK sub (CDN$59,512).

Deferred

  financing costs

-

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related agreement.

Inventory

-

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.  As at this writing, all items in December 31, 2005 inventory have either been sold or were in use as demonstration equipment.

Patents, licence
& rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis (“ETG”) and were initially amortized over 10 years. During the second quarter of 2005 the Company conducted an impairment analysis under SFAS 144 and determined that the net present value of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero. The write-down of CDN$85,000 was reflected in the June 30, 2005 interim financial statement.

Accounts payable

-

Accounts payable include amounts for unpaid goods and services delivered up to and including the year end and accrued liabilities for estimated unbilled professional fees.

Convertible promissory

note -

Convertible promissory note is comprised of advances of principal and accrued interest.  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Equity component of

  promissory notes

-

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.

Contributed surplus-

Contributed surplus is comprised of CDN$309,420 relating to the sale of a subsidiary; CDN $16,014 forgiveness of a promissory note; CDN $334,004 for stock based compensation; and CDN$353,625 for the warrant issued to Keith Denner as partial consideration for the New Debt.

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

Research and Development

During the last three fiscal years, tests and studies were CDN$ 104,191 (2005), CDN$108,965 (2004), and CDN$108,650 (2003).

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

Trend Information

The Company’s primary objective is revenue growth.  To that end, the Company has developed the revenue sharing model as described in the “Business Overview” section.  Execution of that model in the United States is a function of completion of the agreement with Strategic Laser (see “CTG Marketing”).  In Europe, execution is initially dependent upon completion of the best efforts financing under the direction of Anchorage Capital Partners (see “ETG Marketing Program”).  While moving forward with these initiatives the Company continues to seek conventional distributorship opportunities and to work with existing distributors (particularly Gromark in the Asia Pacific Region), with the objective of enhancing revenue growth.  Recently appointed distributors in Turkey and Venezuela and Gromark’s ongoing negotiations with various parties in the Asia Pacific Region are tangible evidence of the objective of enhancing revenues.  Units ordered from the manufacturer during 2005 are substantially complete and there is sufficient inventory for short term conventional needs until the outcome of the CTG and ETG revenue sharing initiatives are known subsequent to which the Company anticipates ordering a substantial number of new units from the manufacturer.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Financial Obligations

As at December 31, 2005
Contractual Obligations in CDN $		Payments Due by Period
					More than
	Total	Less Than	1-3 Years	3-5 Years	5 years
		One Year
Convertible promissory note *	$1,084,629	-	$1,084,629	-	-
Promissory note	141,135	141,135	-	-	-
Operating Leases	180,166	32,900	65,800	68,933	12,533
Total Contractual Obligations	$1,405,930	$174,035	$ 1,150,429	$68,933	$12,533

The convertible promissory note consists of a liability portion of CDN$688,174 plus an unamortized accretion of CDN$396,455. The equity component is CDN $243,728.

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

Peter W. Bell, B.Sc. (Pharm.), M.B.A., served as Vice President, Medical Affairs, of the Company from 1988 to June 30, 1992 before retiring.  Mr. Bell continues to serve as a Director of the Company, a position he has held since 1988, and Chairman of the Audit Committee.

Anthony J. Harrison joined the Company effective January 1, 1994 as Chief Operating Officer and became a Director later that year.  Mr. Harrison is also a member of the Executive Committee.

Douglas Beder, PhD became a director on December 12, 2005.  Dr. Beder is Professor Emeritus, Department of Physics & Astronomy, University of British Columbia.  A consultant to Current Technology since 1991, Dr. Beder has been intimately involved in the development of its patented TrichoGenesis platform and production of both ElectroTrichoGenesis and CosmeticTrichoGenesis units.  He continues to be actively involved in the technology of the TrichoGenesis platform and plays an important role in the Quality Assurance program.  Dr. Beder is a member of the Audit Committee.

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

Compensation

During the year ended December 31, 2005 the Company paid or accrued salaries and benefits of CDN$318,278 to officers and directors of the Company and paid CDN$8,000 in interest for overdue salary payable.  As of December 31, 2005 other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of CDN $17,608.

The Board of Directors has the discretion to grant incentive stock options to officers and directors of the Company.  During the year ended December 31, 2005 options to purchase 200,000 shares at $0.32 each were granted to officers and directors.

Board Practices

All Directors serve one year terms and are elected by the Company’s shareholders at the annual general meeting of shareholders. This year’s Annual and Special Meeting will be held on June 30, 2006.

There are no Directors’ service contracts.

The Audit Committee operates under a Charter adopted on June 27, 2002.  Its primary function as set forth in the Charter is to assist the board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the systems of internal controls that management and the board of directors have established, and the company’s audit process.

The Audit Committee is comprised of Robert Kramer, Douglas Beder and Peter Bell(chairman); it approves the annual audited financial statements and reports to the other Directors.

The Executive Committee is comprised of Anne Kramer, Robert Kramer and Anthony Harrison; it has an oversight of day to day operations of the Company.

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors during the three years ending December 31, 2005.

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
ROBERT KRAMER(1)(2) Canada PRESIDENT,CHIEF EXECUTIVE OFFICER and DIRECTOR

Founding Director; Chief Financial Officer and Vice-President of the Company to July 5, 2004; President and Chief Executive Officer from July 5, 2004.  Chartered Accountant from 1973 to present and Certified Public Accountant from 2000 to present.

April 16, 1987
PETER W. BELL(1) Canada DIRECTOR	Vice-President of Medical Affairs (retired June 30, 1992), Director of the Company and Chair of the Audit Committee.	November 8, 1988
ANTHONY J. HARRISON(2) Canada CHIEF OPERATING OFFICER and DIRECTOR	Chief Operating Officer and Director of the Company	June 30, 1994
DOUGLAS BEDER(1) Canada DIRECTOR	Professor Emeritus, Department of Physics & Astronomy, University of British Columbia. Technical Consultant to industry. Director of the Company and member of the Audit Committee	December 12,2005
GEORGE A. CHEN Canada CHIEF FINANCIAL OFFICER and DIRECTOR	Chartered Accountant from 1962 to present; Chief Financial Officer since July 5, 2004.	May 17, 2004

(1)

Member of the Audit Committee.

(2)

Member of the Executive Committee.

Share Ownership

Name	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (As at May 8, 2006)	Percentage of Common Shares
ANNE KRAMER and ROBERT KRAMER	104,337 direct(1) 2,392,666 indirect(2)	3.34%
PETER W. BELL	47,952 direct	*
ANTHONY J. HARRISON	Nil	Nil
DOUGLAS BEDER	40,000 direct	*
GEORGE A. CHEN	50,000 direct	*

(1)

Of the 104,337 shares 87,152 are held by Anne Kramer and 17,185 by Robert Kramer.

(2)

Of the 2,422,369 shares indirectly held by Robert Kramer and Anne Kramer, 1,985,000 shares are owned by 314613 B.C. Ltd., 365,053 shares are owned by 335372 B.C. Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

(*)

Less than one percent

Options Owned by Directors and Officers as of December 31, 2005

Name	No. of Common Shares	Exercise Price	Expiry Date
Peter Bell	250,000	$0.05	February 7, 2007*
Peter Bell	50,000	$0.05	December 20,2007*
Anthony Harrison	500,000	$0.05	February 7, 2007*

Anthony Harrison	50,000	$0.05	December 20,2007*
Anne Kramer	1,000,000	$0.05	February 7, 2007*
Robert Kramer	750,000	$0.05	February 7, 2007*
Robert Kramer	200,000	$0.20	October 10, 2007
Douglas Beder	200,000	$0.32	December 12,2010
George Chen	100,000	$0.23	May 17, 2010
George Chen	150,000	$0.26	July 15, 2010
	3,250,000***

Employee and Consultant Options To Purchase Common Stock Outstanding as of December 31, 2005

Number of	Price
Common Shares	Per Share	Expiry Date
570,000	$0.05	February	7,	2007*
100,000	$0.05	December	20,	2007*
275,000	$0.125	September	6,	2007
225,000	$0.26	December	19,	2007
250,000	$0.26	April	8,	2008
200,000**	$0.30	September	30,	2009
850,000	$0.25	October	17,	2009
75,000	$0.23	May	17,	2010
200,000	$0.28	November	20,	2010
175,000	$0.25	December	22,	2009
100,000**	$0.32	December	23,	2009
3,020,000***

*On November 29, 2005 the Directors of the Company extended the expiry dates of these options by one year.

** 2004 Stock Option and Stock Bonus Plan

*** On May 8, 2006 the Directors added a cashless exercise provision to these optons, with the exception of those granted pursuant to the 2004 Stock Option and Stock Bonus Plan.

2004 Stock Option and Stock Bonus Plan

The Board of Directors of the Company adopted the 2004 Stock Option and Stock Bonus Plan (the “Plan”), under which a maximum of

3,000,000 shares of Common Stock have been reserved to be issued upon the exercise of options (“Options”) or the grant of stock bonuses (“Bonuses”).  The Plan includes two types of Options. Options intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) are referred to as “Incentive Options.”  Options which are not intended to qualify as Incentive Options are referred to as “Non-Qualified Options.” Bonuses, which may also be granted under the Plan, are the outright issuance of shares of Common Stock.

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

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following sets forth the ownership of Common Stock of the Company by all directors and officers as a group and by 5% or more stockholders of the Company on December 31, 2005:

Title of Class of Securities	Identity of Person or Group	Amount Owned as of May 18, 2005	Percent of Class

Common Stock	All Directors and Officers as a group (6 persons)	3,143,208(1)	4.68%
Common Stock	Keith Denner	35,425,131(2)	40.42%

(1)

Does not include outstanding options or warrants to purchase common shares.

(2)

Includes the following:

Common Shares

14,979,266

Warrants

16,908,933

Conversion of

convertible promissory note

 3,536,932

35,425,131

In the last three years there has been a significant change in the percentage ownership of common shares of the Company by Keith Denner due to the conversion of the convertible promissory note described on pages 10 to 11.

Related Party Transactions

None of the directors, executive officers or senior officers were indebted to the Company for the period from January 1, 2005 to the date of this annual report.

See pages 10 to 11 for a description of the Forbearance Agreement with Keith Denner and the extention of the warrants issued to Anne Kramer and Robert Kramer. See pages 35 and 36 for a description of the extension of certain options held by Directors and Officers and the addition of a cashless exercise provision.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

Consolidated Balance Sheets as of December 31, 2005 and 2004;  Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003; and Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004, and 2003.

There are no material legal or arbitration hearings against the Company.

The Company has not paid nor contemplates paying dividends.

Significant Changes

During the year 2005, the Company received $287,500 for the private placement of 2,352,000 units. Subsequent to December 31, 2005, the Corporation received $237,500 for the private placement of 1,900,000 units.  Each unit consists of one share and one warrant with an exercise price of $0.25 up to and including September 21, 2010 (as to 3,052,000 units) and March 31, 2011 (as to 1,200,000 units).  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days. Under such circumstances the warrants must be exercised within 21 days.  The units were issued April 13, 2006.  Subsequent to December

31, 2005 the Company also received $58,230 for the exercise of warrants, and $9,375 for the exercise of options.

Item 9.

The Offer and Listing

Common Stock

The Registrant is authorized to issue an unlimited number of shares of Common Stock.  As of December 31, 2005 74,655,023 shares of Common Stock were issued and outstanding.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend distribution.  The Company has not paid cash dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.  The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.  In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all assets, if any, remaining after payment of all liabilities.  Holders of Common Stock have no preemptive rights or rights to subscribe to additional securities of the Company.  The outstanding shares of Common Stock are fully paid and non-assessable.  The Company's transfer agent for its Common Stock is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

The Company’s common stock trades on the National Association of Securities Dealers, Over The Counter, Bulletin Board ("NASD, OTC, BB") under the symbol "CRTCF".  Trading on NASD OTC BB commenced March 2, 1995.

During the last five years the annual high and low market prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
Year ended December 31, 2005	$0.355	$0.15
Year ended December 31, 2004 Year ended December 31, 2003	$0.41 $0.47	$0.19 $0.19
Year ended December 31, 2002	$0.41	$0.125
Year ended December 31, 2001	$0.49	$0.05

During the last two years the quarterly high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

Year Ended December 31, 2005

High     Low

Quarter ended March 31, 2005

$0.275

$0.20

Quarter ended June 30, 2005

$0.28

$0.15

Quarter ended September 30, 2005

$0.25

$0.16

Quarter ended December 31, 2005

$0.355

$0.19

Year Ended December 31, 2004

High     Low

Quarter ended March 31, 2004

$0.34

$0.21

Quarter ended June 30, 2004

$0.30

$0.19

Quarter ended September 30, 2004

$0.41

$0.205

Quarter ended December 31, 2004

$0.31

$0.205

During the most recent six months the high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
November 2005	$0.35	$0.19
December 2005	$0.355	$0.28
January 2006	$0.37	$0.28
February 2006	$0.35	$0.28
March 2006	$0.40	$0.32
April 2006	$0.37	$0.27

According to information provided by the Company's transfer agent, at December 31, 2005, the Company had 380 U.S. stockholders of record who held in the aggregate 48,109,117 shares or approximately 64.40% of the Common Stock outstanding at that date.

Class A Preference Shares.  The Company is authorized to issue an unlimited number of Class A Preference shares without par value.  As of December 31, 2005 no Class A Preference shares have been issued.

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

By-law No. 1

At the June 30, 2004 Annual and Special Meeting, shareholders approved By-law No. 1 governing the affairs of the Registrant attached hereto as Exhibit 1.2.

Material Contracts

On September 11, 2000 the Company issued a convertible promissory note to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 20% of the issued and outstanding common shares of the Company.  As at December 31, 2004, total principal amount due under the convertible promissory note amounted to $279,300, of which $125,500 is non-interest bearing and $153,800 bears interest at a fixed rate of 10% per annum.  No advances were made under this note in 2004.  The last principal advance was made in September, 2001. This note was to mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion may be converted into one unit. The Company was not permitted to repay the principal and interest due under the note prior to August 31, 2005.  This note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On March 22, 2005, the Company restructured the convertible promissory note pursuant to a Forbearance Agreement. Under terms of the restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239 as part of the principal of the convertible promissory note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

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

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the New Debt are fully repaid.

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

Mr. Denner owns 14,979,266 common shares (representing approximately 20% of the issued and outstanding shares of the Company) and warrants to purchase an additional 16,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the New Debt, the  2004 Stock Option and Stock Bonus Plan and the lease agreement for the Company’s office space, which are all described above.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  Although the principal currency used in the export market is the U.S. dollar, the local expenses of the Company (e.g., rent, telephone, payroll, etc.) are likely to be paid in Canadian Dollars.  The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure.  The Company is exploring the possibility of taking action to protect itself against such risk, including the purchase and/or sale of  derivative financial instruments.

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

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert.

The Audit Committee financial experts are Peter Bell, MBA (Chair), and Robert Kramer, CA, CPA.  Bell is independent; Kramer is not.  The NASDAQ definition of independence was used when making the determination. The Audit Committee Charter is available on the Company’s website.

Item 16B.

Code of Ethics

On June 29, 2004 the Board of Directors approved the Code of Ethics which was incorporated by reference to the Company’s Form 20F, dated December 31, 2003 and filed July 8, 2004. The Code of Ethics is available on the Company’s website.

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$35,382 for the year ended December 31, 2005 Cdn$16,100 for the year ended December 31, 2004 and Cdn$16,100 for the year ended December 31, 2003 for the audit of the Registrant’s annual financial statements.

Audit Related Fees

For the year ended December 31, 2005 audit related fees were Nil; for the year ended December 31, 2004 audit related fees were CDN$2,137 there were no audit related fees for the year ended December 31, 2003.

Tax Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$900 for the year ended December 31, 2005, Cdn$850 for the year ended December 31, 2004 and Cdn$850 for the year ended December 31, 2003 for tax compliance.

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

Pre-Approval Policy

One hundred percent of the services provided in each of the foregoing paragraphs were approved by the Audit Committee under its Pre-Approval Policy wherein the Audit Committee approves the compensation of the outside auditor.

Item 16D.

Exemption from the Listing Standards of Audit Committees

Not applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17.

Financial Statements

Consolidated Balance Sheets as of December 31, 2005 and 2004, Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003; and Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004, and 2003.

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement (2)

2 (b).2	2004 Stock Option and Stock Bonus Plan (2)

4.3	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd (2)
11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13(a).1	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2003 and filed July 8, 2004.

(2)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2004 and filed July 7, 2005.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersign to sign this annual report on its behalf.

CURRENT TECHNOLOGY CORPORATION

     By:

 /s/  Robert Kramer

   (Signature)

         Robert Kramer

    Chief Executive Officer and Director

Date:  May 26, 2006

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheet

Exhibit   "A"

Consolidated Statement of Loss and Deficit

Exhibit   "B"

Consolidated Statement of Cash Flows

Exhibit   "C"

Notes to Consolidated Financial Statements

Exhibit   "D"

_________________________________

  Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Current Technology Corporation:

We have audited the consolidated balance sheets of Current Technology Corporation as at December 31, 2005 and 2004, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2005, 2004 and 2003.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company=s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

February 28, 2006

Comments by Independent Registered Chartered Accountants

for U.S. Readers on Canada - United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America)  generally accepted auditing standards, our report to the Board of Directors dated February 14, 2006 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

February 28, 2006

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A  world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2005

(Canadian Dollars)

Assets	2005	2004
Current:
Cash	$339,973	$ 205,530
Accounts receivable	802	113,175
Inventory	64,461	64,321
Prepaid expenses	206,390	183,754
Deferred financing costs	47,317	-
	658,943	566,780
Equipment and website development (Note 3)	60,311	35,788
Patents, license and rights (Note 4)	-	90,000
	$719,254	$ 692,568
Liabilities
Current:
Accounts payable and accrued liabilities	$245,391	$ 315,899
Promissory notes (Note 5)	141,135	881,632
Convertible promissory notes (Note 6)	-	347,028
Subscription liability (Note 7)	334,363	-
Unearned revenue	104,057	309,244
	824,946	1,853,803
Convertible promissory notes (Note 6)	688,174	-
	1,513,120	1,853,803
Shareholders' Deficiency
Equity component of convertible promissory notes (Note 6)	243,728	135,445
Share capital (Note 7)	34,061,493	32,455,141
Contributed surplus (Note 8)	1,013,063	545,112
Deficit, per Exhibit "B"	36,112,150	34,296,933
	(793,866)	(1,161,235)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Events (Note 16)
	$719,254	$ 692,568

Approved by the Directors:

      "Robert Kramer"

      "George Chen"

- See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Loss and Deficit

For the Year Ended December 31, 2005

(Canadian Dollars)

	2005	2004	2003
Revenue	$ 497,313	$ 334,441	$ 234,862
Expenses:
Amortization	25,896	35,320	42,391
Bank charges and interest	13,444	9,850	4,562
Consulting	19,400	-	11,085
Financing costs	35,487	-	-
Interest on convertible promissory note	91,106	19,924	32,181
Interest on promissory note	33,048	80,445	52,317
Investor relations	126,806	249,305	42,566
Legal, auditing and filing fees	173,002	142,004	132,807
Manufacturing	346,194	196,332	91,141
Marketing	391,650	340,649	79,745
Office and other	52,918	51,953	43,978
Product development	25,722	-	-
Public relations	73,863	62,919	86,290
Regulatory	34,958	121,620	20,227
Rent	58,925	51,258	49,267
Research report	-	130,802	-
Salaries and benefits	382,458	360,450	360,890
Stock-based compensation	114,326	120,300	38,200
Telephone	25,500	26,635	26,146
Tests and studies	104,191	108,965	108,650
Travel	62,495	66,728	74,391
	2,191,389	2,175,459	1,296,834
Loss before other items	1,694,076	1,841,018	1,061,972
Other Items:
Foreign exchange recovery	(164,757)	(81,930)	(217,023)
Loss on disposal of equipment	-	-	1,618
Write-down of patents, license and rights	85,000	-	-
Accretion interest expense	200,898	-	-
	121,141	(81,930)	(215,405)
Net Loss	1,815,217	1,759,088	846,567
Deficit, beginning	34,296,933	32,537,845	31,691,278
Deficit, ending, to Exhibit "A"	$36,112,150	$34,296,933	$32,537,845
Basic and fully diluted net loss per share	$(0.03)	$ (0.03)	$ (0.02)

- See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2005

(Canadian Dollars)

	2005	2004	2003
Operating Activities:
Net Loss, per Exhibit "B"	$(1,815,217)	$(1,759,088)	$(846,567)
Adjustments for -
Amortization	25,896	35,320	42,391
Accretion interest of convertible debt	200,898	-	-
Loss on disposal of equipment	-	-	1,618
Write-down of patents, license and rights	85,000	-	-
Promissory note exchanged for warrants issued	-	-	16,014
Stock-based compensation	114,326	120,300	38,200
Shares issued for debt settlement and
services provided	366,569	703,036	-
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	112,373	(78,051)	(7,093)
(Increase) Decrease in inventory	(140)	(35,305)	1,820
(Increase) Decrease in prepaid expenses	(22,636)	(154,307)	(16,084)
Increase (Decrease) in deferred financing costs	(47,317)	-	-
Increase (Decrease) in accounts payable
and accrued liabilities	(70,508)	(97,567)	18,631
Increase (Decrease) in unearned revenue	(205,187)	309,244	-
Cash flows (used in) operating activities	(1,255,943)	(956,418)	(751,070)
Investing Activity:
Purchase of equipment and website development	(45,419)	(22,021)	(17,899)
Financing Activities:
Convertible promissory note	493,872	(6,700)	(47,278)
Equity component convertible promissory note	108,284	-	-
Promissory note	(740,497)	46,686	474,444
Issuance of new shares	1,239,783	1,116,695	379,649
Subscription liabilities	334,363	-	(72,569)
Cash flows from financing activities	1,435,805	1,156,681	734,246
Net Increase (Decrease) in Cash	134,443	178,242	(34,723)
Cash, beginning	205,530	27,288	62,011
Cash, ending	$ 339,973	$ 205,530	$ 27,288
Supplemental Disclosure of Cash Flow Information:
Additional Information -
Interest	$ 8,000	$ 6,000	$ -
Non-cash Transactions -
Accretion of convertible debt	200,898	-	-
Shares issued for consulting services	163,044	597,293	23,626
Shares issued in settlement of debt	203,525	105,743	88,137

- See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss from operations of $1,815,217 was incurred during the year (2004 - $1,759,088; 2003 - $846,567).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $36,112,150 (2004 - $34,296,933).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America, Asia, Europe and the Middle East.  There is no certainty that these discussions will be concluded successfully.

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

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary was inactive as at December 31, 2005.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially completed product.

. .. . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Deferred Financing Costs -

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related debt agreement.

e)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Declining Balance:

Furniture and fixtures

20

%

Office equipment

20

%

Production equipment

20

%

Straight-line:

Computer equipment and software

3

years

Website development

2

years

When the net carrying amount of the tangible assets exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of loss and deficit.

f)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG") and are amortized over ten years.  Intangible assets are subject to impairment testing under SFAS 144 comparing fair value of the intangible assets with the carrying value.  When carrying value of these assets exceeds the fair value, an impairment loss is recognized.  Impairment is recognized in the current year.  (See Note 4).

g)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders= equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

h)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the differences between the tax basis of assets and liabilities and their carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

. .. . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

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

j)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

a)

actual receipt of funds from distributors or customers; or

b)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

c)

distributors or customers exceptional credit and operating history,

and an agreement in writing to specific terms of payment; and

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

ii)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

k)

Translation of Foreign Currencies -

Foreign currencies are translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end exchange rate; and

ii)

Revenue and expenses at the rates in effect at the transaction date.

Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. .. . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

l)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

m)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management=s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

		Accumulated	2005	2004
	Cost	Amortization	Net	Net
Computer equipment and software	$197,581	$180,474	$17,107	$11,994
Furniture and fixtures	43,932	41,443	2,489	15,106
Office equipment	117,273	97,015	20,258	1,952
Production equipment	13,110	655	12,455	-
Website development	42,575	34,573	8,002	6,736
	$414,471	$354,160	$60,311	$35,788

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

The company has performed an SFAS 144 impairment analysis and determined that the net present value of the projected future cash flow was sufficiently uncertain therefore an impairment loss should be recognized on patents, license and rights.  The impairment loss recorded was $85,000.  The net book value for these patents, license and rights is $Nil (2004 - $90,000).

5.

Promissory Notes:

i)

Promissory Note -  December 31, 2005 -

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000. The secured note bears interest of 24% and matures on January 27, 2006.  As at year end, the total amount outstanding including interest is $141,135 (US$121,356).  The note is secured by a registered charge on 20 units which are being manufactured.  Payment under the note may be accelerated on a pro-rata basis as the units are sold.  The lender also purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.  The note was fully repaid on January 26, 2006.

. .. . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

5.

Promissory Notes:  (Continued)

ii)

Promissory Note - December 31, 2004 -

The promissory note is from a lender who owns over 20% of the company.  On December 31, 2004, the total amount outstanding was $881,632 (US$733,471), including principal and interest calculated at 10% per annum. The promissory note was due on January 2, 2005.  This note was secured by a general security agreement under which the company granted a security interest over all of the company=s assets, including all intellectual property and subordinate to the convertible promissory note in Note 6 (ii).

On March 22, 2005, the company restructured the promissory note due January 2, 2005 pursuant to a Forbearance Agreement (see Note 6).

6.

Convertible Promissory Notes:

i)

Convertible Promissory Note - December 31, 2005 -

The promissory note due January 2, 2005, as described in Note 5 (ii) above, was restructured under terms of the Forbearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note=s outstanding balance at December 31, 2004 was $881,632 (US$733,471).

Prior to the restructuring, the lender advanced the company $92,458 (US$76,456).  Including interest accrual to March 22, 2005 of $19,842 (US$16,408), the total principal restructured on March 22, 2005 was $999,287 (US$826,335).  This new convertible note bears interest of 10% and matures on January 2, 2007.  At year end, the liability portion of this note is $688,174, calculated as follows:

Principal and interest	$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The equity component is $243,728.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

. .. . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

6.

Convertible Promissory Note - December 31, 2005:  (Continued)

i)

Convertible Promissory Note - December 31, 2005 - (Continued)

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number		Exercise		New
of Warrants	Expiry Date	Price		Expiry Date			*
2,000,000	January 3, 2005	US	$0.25	January	9,	2007
2,980,000	February 7, 2005	US	$0.10	January	9,	2007	*
179,167	September 27, 2006	US	$0.15	January	9,	2007
1,600,000	October 11, 2006	US	$0.50	January	9,	2007

*   The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the

date on which the debt and any interest payable has been

repaid in full.

** US $0.05 up to and including February 7, 2006.

ii)

Convertible Promissory Note - December 31, 2004 -

The following relates to balances outstanding on December 31, 2004:

The liability portion of the convertible promissory note was $347,028 and the equity component was $135,445.

On March 22, 2005 the company also restructured the convertible promissory note.  Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of $12,382 (US$10,239) as part of the principal of the convertible promissory note.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 per share and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to above.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

. .. . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

7.

Share Capital:  (Continued)

b)

Issued and Fully Paid -

	2005		2004
	Number		Number
	Shares of	Amount	Shares of	Amount
Balance, beginning	60,240,257	$32,455,141	51,136,811	$30,635,410
Common Shares Issued -
- For cash	3,700,000	514,884	5,637,696	919,745
- For settlement of debt	1,965,000	366,569	2,465,750	703,036
- Conversion of promissory note	6,949,766	420,218	-	-
- Exercise of options	100,000	6,127	-	-
- Exercise of warrants	1,700,000	298,554	1,000,000	196,950
Balance, ending	74,655,023	$34,061,493	60,240,257	$32,455,141

c)

Subscription Liability -

Subscription liability consists of funds received during the year by the company amounting to $334,363 (US$287,500) for the private placement of 2,300,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

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

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $114,326 (2004 - $120,300) of compensation expense relating to stock options that has vested during the year, has been charged to the contributed surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk free interest rate

5.00

%

. .. . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

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

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $114,326 (2004 - $120,300) of compensation expense relating to stock options that has vested during the year, has been charged to the contributed surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk free interest rate

5.00

%

The company accounted for the 3,200,000 share purchase warrants referred to in Note 6 (i) above using fair value of the equity instrument issued as computed by the Black-Scholes Option Pricing Model.  These share purchase warrants were valued using the same assumptions as stock option.  The total fair value of the share purchase warrants on March 22, 2005 amounted to $353,625.

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding under these plans are as follows:

				Number
Expiry Date				of Shares	Option Price
February	7,	2007		3,070,000	US	$0.05
December	20,	2007		200,000	US	$0.05
September	6,	2007		275,000	US	$0.125
October	10,	2007		200,000	US	$0.20
December	19,	2007		225,000	US	$0.26
April	8,	2008		250,000	US	$0.26
September	30,	2009	*	200,000	US	$0.30
October	17,	2009		850,000	US	$0.25
December	22,	2009		175,000	US	$0.25
December	23,	2009	*	100,000	US	$0.25
May	17,	2010		175,000	US	$0.23
July	15,	2010		150,000	US	$0.26

. .. . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

9.

Stock Options:  (Continued)

Options outstanding under these plans are as follows:  (Continued)

		Number
Expiry Date		of Shares	Option Price
November 20,	2010	200,000	US	$0.28
December 12,	2010	200,000	US	$0.32

* 2004 Stock Option and Stock Bonus Plan

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at December 31:

	2005		2004
		Weighted		Weighted
		Average		Average
	Common	Exercise Price	Common	Exercise Price
	Shares	$	Shares	$
Outstanding, beginning	5,870,000	0.13	5,270,000	0.12
- Granted	600,000	0.24	600,000	0.26
- Exercised	(100,000)	0.05	-	-
- Cancelled	(100,000)	0.30	-	-
Outstanding, ending	6,270,000	0.14	5,870,000	0.13
Exercisable, ending	6,270,000	0.14	5,870,000	0.13

The following table summarizes information about stock options outstanding and exercisable at December 31:

			Weighted
		Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2005	Contractual Life		2004
US	$0.05	3,270,000	1.2	years	3,370,000
US	$0.125	275,000	1.7	years	275,000
US	$0.20	200,000	1.8	years	200,000
US	$0.26	625,000	2.7	years	625,000
US	$0.30	200,000	3.8	years	200,000
US	$0.25	1,125,000	3.8	years	1,025,000
US	$0.23	175,000	4.4	years	175,000
US	$0.28	200,000	4.9	years	-
US	$0.32	200,000	5.0	years	-
		6,270,000			5,870,000

. .. . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

	Number	Exercise
Expiry Date	of Shares	Price
January 31, 2006	564,600	US	$0.05
April 30, 2006	200,000	US	$0.30
June 26, 2006	450,000	US	$0.20	[3]
June 30, 2006	400,000	US	$0.075
June 30, 2006	2,500,000	US	$0.05	[3]
October 11, 2006	80,000	US	$0.50
January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,2,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20
July 15, 2009	200,000	US	$0.20
December 23, 2009	300,000	US	$0.25
January 2, 2010	3,200,000	US	$0.25	[3,4]
March 25, 2010	1,200,000	US	$0.25
May 31, 2010	1,200,000	US	$0.25
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25
December 30, 2010	600,000	US	$0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the new convertible promissory note (see Note 6 (i)) is paid in full.

2

US$0.05 up to and including February 7, 2006.

3

These warrants have a cashless exercise provision.

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the new convertible promissory note (see Note 6 (i)) is paid in full.

. .. . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

10.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

	2005		2004
		Weighted		Weighted
		Average		Average
	Common	Exercise Price	Common	Exercise Price
	Shares	$	Shares	$
Outstanding, beginning	16,818,592	0.21	12,814,229	0.21
- Issued	13,849,766	0.15	5,637,696	0.19
- Exercised	(1,700,000)	0.15	(1,000,000)	0.15
- Expired			(633,333)	0.18
Outstanding, ending	28,968,358	0.18	16,818,592	0.21
Exercisable, ending	28,968,358	0.18	16,818,592	0.21

11.

Related Party Transactions:

	2005	2004
Transactions During the Year -
Salaries and consulting fees accrued or paid	$318,278	$293,738
Interest paid to a director for overdue salary payable	8,000	6,000
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at Year End -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	17,608	26,608

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable and accrued liabilities, promissory notes and convertible promissory note are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable and accrued liabilities, promissory notes, convertible promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

. .. . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

	2005	2004	2003
Asia Pacific	$302,240	$ 23,735	$ 7,337
Europe	27,702	33,075	37,381
The Americas	167,371	277,631	190,144
	$497,313	$334,441	$234,862

14.

Income Taxes:

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004	2003
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878	$58,257
Equipment and website development	389,920	346,399	368,744
Operating loss carryforward	2,277,074	2,460,546	2,981,545
Net capital loss carryforward	1,122,157	1,122,157	1,260,142
Financing cost	6,741	-	-
	3,847,770	3,980,980	4,668,688
Less: Valuation loss provision	(3,847,770)	(3,980,980)	(4,668,688)
	$-	$-	$-

Accumulated non-capital losses for income tax purposes of approximately $6,392,683 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2006

$   330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2014

1,553,708

2015

1,359,324

. .. . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

14.

Income Taxes:  (Continued)

Accumulated net capital losses of $6,300,712 for income tax purpose are available to be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

15.

Commitments:

An agreement has been entered into to lease a new premise from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2006

$32,900

2007

32,900

2008

32,900

2009

32,900

2010

36,033

2011

12,533

16.

Subsequent Events:

a)

Lease Agreement -

Lease agreements were entered into with respect to automotive equipment, which have been financed by a long-term liability.  The liability recorded under the capital leases represents the minimum monthly lease payments net of imputed interest per annum.  The monthly lease payments are $601 and $785.

b)

Sales Agreement -

On February 4, 2006, an interim sales agreement was entered into with Strategic Laser & Med Spa, LLC for the commercial exploitation of its proprietary TrichoGenesis platform products in the United States of America.  The interim agreement provides for the completion of a definitive agreement and placement of an initial order on or before June 30, 2006 after which the interim agreement shall terminate.

c)

Share Capital -

The company received US$50,000 for the private placement of 400,000 units.  Each unit consists of one common share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

d)

Stock Options and Warrants -

The amount of US$9,375 was received from the exercise of options for which shares were issued.  The company also received US$13,230 from the exercise of warrants for which no shares have been issued.

. .. . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

	2005	2004	2003
Net Loss - Canadian GAAP	$(1,815,217)	$(1,759,088)	$(846,567)
Adjustments in Respect of:
Stock- based compensation expense -
Employees	-	-	-
Non-employees	-	-	-
Net Loss - U.S GAAP	$(1,815,217)	$(1,759,088)	$(846,567)

Stock-based Compensation -

(i)

Employees Stock Options:

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options:

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk-free interest rate

5.00

%

. .. . 15

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2005	2004	2003
Weighted Average Number of Shares Outstanding
Canadian GAAP	66,637,565	54,477,115	48,595,542
Less: Escrow shares	-	-	-
U.S. GAAP	66,637,565	54,477,115	48,595,542
Basic loss per share under U.S. GAAP	$(0.03)	$(0.03)	$(0.02)

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

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

	2005	2004	2003
Liabilities - Canadian GAAP	$1,513,120	$1,853,803	$1,602,140
Effect of equity component of
convertible promissory note	243,728	135,445	135,445
Liabilities - U.S. GAAP	$1,756,848	$1,989,248	$1,737,585

. .. . 16

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Revenue Recognition - (Continued)

	2005	2004	2003
Deficit - Canadian GAAP	$ (793,866)	$(1,161,235)	$(1,342,178)
Effect of equity component of
convertible promissory note	(243,728)	(135,445)	(135,445)
Current year adjustment to net income	-	-	-
Cumulative effort of prior year adjustments
to net income	(279,815)	(279,815)	(279,815)
Deficit - U.S. GAAP	$(1,317,409)	$(1,576,495)	$(1,757,438)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 5).

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with audited financial statements for the year ended December 31, 2005 and notes thereto and news releases issued by the Corporation during the period January 1, 2005 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

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

TECHNOLOGY OVERVIEW

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in a number of countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

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

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  CTG sessions are presently available in the United States, Korea and Taiwan.

NEW MARKETING AND SALES STRATEGY:  REVENUE SHARING MODEL

The Corporation has developed a new marketing and sales strategy, particularly as it applies to the United States and Europe.  Historically revenue has been generated primarily from a combination of the sale of units to distributors and the Technology Use Fee ("TUF" or royalty) charged on each use.  This is a conventional sales model wherein title actually transfers and revenue is recorded when the sale is consummated and/or TUF collected.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price paid by the customer.

The new strategy involves placement of TrichoGenesis units with operators on a revenue sharing basis.  Under the revenue sharing model, up to 50% of the retail price paid by the customer may be paid to the Corporation.  Revenue sharing has the potential to significantly increase the amount of revenue the Corporation may earn from a particular unit.  However, it should be noted either no sale would be recorded in such an eventuality as the unit would remain in inventory and title would not transfer (the model proposed for the UK, Europe and the Middle East) or the unit would be sold at cost (the model proposed for the United States), thus eliminating the recording of a gross profit at the time of sale.  Therefore, in both instances, the revenue sharing model would result in a decrease in revenue recorded in the short run.  The Corporation believes this shortfall would be more than offset in the long run by enhanced revenues over time, i.e. from revenue sharing.   It should be further noted, the revenue sharing model is by its nature more capital intensive than the conventional sales model.  Therefore, the Corporation has taken steps to address this issue as described below in "New Initiatives: United States" and "New Initiatives: United Kingdom".  Lack of capital or suitable alternatives may limit the Corporation's ability to rollout the revenue sharing model.

NEW INITIATIVES:  UNITED STATES

Prior to 2006, the Corporation's strategy was to develop the market for CTGs in the United States by appointing distributors on a geographic basis.  During 2005, the Corporation conducted a

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

market test and evaluation of CTG at locations in Kansas and Michigan under the direction of Strategic Laser & MedSpa, LLC ("Strategic Laser").  During the latter part of 2005, Strategic Laser approached the Corporation with the view of developing the market in the United States on a revenue sharing basis.  On February 4, 2006 an interim sales agreement was entered into providing for the completion of a definitive agreement and placement of an initial order for 200 CTGs on or before June 30, 2006.  In anticipation of the Strategic Laser agreement, the Corporation issued 1,400,000 restricted shares to cancel all legacy distribution agreements in the United States and terminated a pilot distributorship agreement.

The agreement with Strategic Laser is structured on a revenue sharing basis.  The Corporation intends to sell CTGs to Strategic Laser at cost and will be paid up to 30% of the ultimate retail price paid by the customer.  Strategic Laser has developed an introductory marketing program that should provide maximum product exposure.   Simply put, all salon/spa customers will be offered free use of CTG units for the first 90 days.  Starting with an initial placement of 200 units in high traffic salons and spas, Strategic Laser has constructed a financial model projecting the placement on a revenue sharing basis of up to 5000 units over five years.

Jason Olcese, the CEO of Strategic Laser, is assembling a board of directors and advisory board in anticipation of market launch.  Initial members include Frank L. Carney (co-founder of Pizza Hut and past president of the International Franchise Association), James F. Lewin (retired senior executive of Security Pacific National Bank) and Dr. Stuart Maddin (a member of Current Technology's Medical and Scientific Advisory Board).

Failure to complete the Strategic Laser agreement will have a material negative impact on the Corporation.

NEW INITIATIVES:  UNITED KINGDOM

The Corporation has appointed Anchorage Capital Partners Limited ("ACP") of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed - Current Technology (UK) Ltd. (the "Subsidiary").  ACP is seeking approval in principle from Her Majesty's Revenue & Customs for Venture Capital Trusts ("VCT") to invest in Current Technology on the condition the funds would in turn be advanced to the Subsidiary for expansion in the UK, Europe and the Middle East.  VCT's represent a potential source of funding from a tax-assisted pool of many hundreds of millions of Pounds Sterling.  VCT investments have a unique feature that is a potential benefit to shareholders of the Corporation.  In order to maximize tax benefits, VCTs must hold their investment for at least three years.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

The following comments relate to the Subsidiary and the Corporation's UK initiative:

1.

The Corporation is granting the Subsidiary the exclusive right to market and sell its proprietary TrichoGenesis platform products in the UK, Europe and the Middle East (the "Territory").

2.

ACP to raise up to 3.5 million Pounds Sterling on a best efforts basis.  The proceeds to be used to exploit the Territory on a revenue sharing basis.  That is, as described above rather than sell units, the Subsidiary intends to place the units with operators and earn up to 50% of the retail price paid by the customer.  Given the best efforts basis of the financing, the Corporation cannot guarantee either if, or when, the financing will be completed.

3.

Subject to investor concurrence, a portion of the proceeds may be used to fund Food and Drug Administration approval for the marketing and sale of ETG as a medical device in the United States.  The Corporation cannot guarantee either if, or when, such approval may be obtained.

4.

Subject to market conditions and corporate performance, the Subsidiary intends to seek a listing on the London Stock Exchange's AIM market.  ("The most successful growth market in the world", according to AIM literature).

5.

The Corporation expects a response from the regulatory authorities in the UK by the end of May 2006.  If the response is positive, the best efforts financing effort will proceed.  If the response is negative, the UK initiative will have to be amended.

6.

The Board of Directors of the Subsidiary consists of Thomas R. Byrne (ACP Marketing Director), Robert Kramer (Current Technology CEO) and Herman Kullar (Subsidiary Managing Director and CFO).

NEW INITIATIVES:  FRANCE

Market test and evaluation of its proprietary ETG Mark 1 commenced April 2006 under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France.  Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L'Associaiton Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial.  Headquartered in Paris, Intercoiffure Mondial (http://www.intercoiffure.net) has 2,300 members representing more than 8000 salons in 42 countries.  Members represent the highest quality in hairdressing worldwide.  Laurent Batas, Managing Director of Intercoiffure Mondial has agreed that upon successful completion of the market test and evaluation, ETG will be officially introduced to Intercoiffure members worldwide.   The Corporation believes this initiative has the potential to lead to significant increases in revenue.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred.

Asia Pacific

Singapore:   Gromark Consumers Enterprise Pte. Ltd. ("Gromark") is operating three ETGs in two successful locations doing business as EHR Centres and is negotiating for a third location.

Hong Kong:   Gromark has purchased two units, ordered and paid in advance for a third.  Negotiations appear to be nearing completion for the opening of a joint-venture EHR Centre and further development of that potentially dynamic market.

Korea:   Recent communication has confirmed a market test and evaluation have been concluded successfully, with plans to present results to a medical conference during the latter part of Q2 of 2006.  It is premature to determine what impact these events may have on sales prospects.

Taiwan:   The prospective sub-distributor ("Sub-Distributor"), having purchased four CTG units, has successfully completed a market evaluation and determined that in order to achieve its

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

objective of becoming the premier hair solutions provider in Taiwan, formal medical approval would be required.  To that end, the health authorities in Taiwan have reportedly advised the Sub-Distributor the initial review process has been completed successfully and a formal determination should be made by July 2006.  The Sub-Distributor remains confident of the ultimate outcome, although frustrated with the amount of time and money expended to date.

Other:   Distributor agreements are in place with Gromark for Thailand (two units delivered) and Malaysia (two units ordered and paid for).  In addition to its focus on developing markets already under contract, Gromark reports ongoing negotiations with respect to Indonesia, Macau, Australia, Japan and five regions of China.  The Corporation cannot guarantee either if, or when, these negotiations will result in definitive agreements or purchase orders.

Europe

Poland:   The first ETG Treatment Center opened in Warsaw, Poland in August 2005.  Operating under the name "ETG Terapia", the Center is located in Warsaw's prime central business district in close proximity to the Ministry of Finance and the National Bank of Poland.

Turkey:   In February 2006, the Corporation signed an exclusive distributorship agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. ("Sanomed").  The agreement provides for the purchase of 34 ETG Mark 1 devices over the next 4 years.  The principal of Sanomed, Mr. Ali Bicken, and his associate Dr. Serafettin Saracoglu, received training in Vancouver in February and two ETGs were delivered to dermatology/aesthetic clinics in Istanbul during March.  In addition, during April orders for two more units were received, along with comment that an order for a fifth unit may be expected shortly.

The Americas

Mexico:   The exclusive distributor for Mexico, Current Image Technology S.A. de C.V. ("CIT"), opened a second ETG Treatment Center in Mexico City in July 2005.  Situated in an historical building in the upscale San Angel district of the capital city, the new location compliments the successful three device flagship ETG Center in the Polanco district.

Venezuela:   Centro Laser de la Belleza ("Centro Laser") was appointed exclusive distributor in December 2005, having agreed to purchase 18 ETGs over a period of 3 years.  Centro Laser owns and/or operates 27 laser centers and is the largest provider of such services in Venezuela.  The first ETG was shipped during Q1 of 2006 and additional orders are anticipated in the near future.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

REGULATORY COMPLIANCE

Manufacturing:  CosmeticTrichoGenesis Mark 5

The CTG Mark 5 has been issued the following:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been issued the following:

i)

KEMA Quality B.V. CE Marking of Conformity Medical Devices.  The certificate is valid until May 2008.

ii)

CSA International Certificate of Compliance as Class 8750 01 and Class 8750 81 medical electrical equipment.  Date of issue September 9, 2005.

iii)

CSA International CB Test Certificate under IEC 60601-1.  Date of reissue October 19, 2005.

iv)

KEMA - Registered Quality Inc.  ISO 13485:2003.  The certificate is valid until February 25, 2009.

Health Regulatory:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been approved as a medical device in the following countries:  Canada, New Zealand, Mexico, Chile, Singapore and Thailand.  In addition, the CE Marking of Conformity Medical Devices provides coverage in Europe and many other countries around the world with the exception of the United States.

HUMAN RESOURCES

Board of Directors:  On December 31, 2005 the Board of Directors consisted of:

Name

Title

Anne Kramer

Chairman

Robert Kramer (2)

CEO

George Chen

CFO

Anthony Harrison

COO

Peter Bell (1)

  -

Douglas Beder (2) (3)

  -

(1)   Chairman of the Audit Committee

(2)   Member of the Audit Committee

(3)   Appointed December 12, 2005

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

Douglas Beder, PhD - New Director:  Dr. Beder, Professor Emeritus, Department of Physics & Astronomy, University of British Columbia earned his undergraduate degree (Honors Mathematics and Physics) from McGill University, Montreal and his PhD in theoretical physics from the California Institute of Technology.  Dr. Beder has also held, at various times, research appointments to several international centers including the Los Alamos National Laboratory, Lawrence Radiation Laboratory, Berkeley, California and the European Center for Nuclear Research, Geneva, Switzerland.  A consultant to Current Technology since 1991, Dr. Beder has been intimately involved in the development of its patented TrichoGenesis platform and production of both ElectroTrichoGenesis and CosmeticTrichoGenesis units.  He continues to be actively involved in the technology of the TrichoGenesis platform and plays an important role in the Quality Assurance program.

Dr. Nigel John Rulewski - New Medical and Scientific Advisor:  On January 10, 2006, the Corporation announced the appointment of Nigel John Rulewski, MB, BS, DRCOG, DCH to its Medical and Scientific Advisory Board.  Dr. Rulewski will also serve as Special Medical Advisor to the Chief Executive Officer and Managing Director of Current Technology (UK) Ltd.  Dr. Rulewski has over 20 years experience in senior management positions in the pharmaceutical industry in both Europe and the United States.  He served as Associate Medical Director of Fisons Corporation, Medical Director of Serono Inc., and Chief Medical Officer of Astra USA, Inc. (subsidiary of AstraZeneca Plc.), responsible for management of approximately 200 personnel and an R & D budget of $90 million per year.

OPERATIONAL COMMENTARY

Results of operations from a financial perspective are covered in detail later in the MD & A.  The stark reality is the Corporation continues to lose significant amounts of money ($1,815,217 net loss in 2005).  However, the financial results, in and of themselves, do not provide the reader with a sense of the Corporation's ability to effectively manage the potentially significant growth which may flow from the implementation of the revenue sharing model and successful rollout of all or some of the initiatives in the United States, the United Kingdom and France.

Part of the reason for the significant losses is that the Corporation has invested resources in critical areas required for rapid growth, as evidenced by the following:

•

The Corporation's ability to communicate with units anywhere in the world from head office is fully developed with a proprietary piece of technology useable on either an external fax modem or high speed line.  This gives the Corporation the ability to monitor usage and performance, ensuring revenue generated is allocated in an appropriate manner.

•

The physical infrastructure is essentially in place.  The addition of $25 - 50,000 of computer equipment will suffice to monitor over 1000 units placed around the world.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

•

The human resources are also essentially in place.  Additional clerical staff will be required, but only as increased volume dictates.

•

The Corporation's prime contractor and lead manufacturer, Sicom Industries Ltd., is moving into new manufacturing facilities in May, with space designated for manufacturing and assembly of TrichoGenesis platform products.  Sicom confirms its desire and ability to meet any volume demands.

•

Importantly, the Corporation meets or exceeds all international standards for medical and cosmetic equipment.  All required audits of the Corporation's manufacturing processes, quality assurances and quality control systems and equipment are in hand and up to date.

In summary, while the Corporation is not in a position to predict either if, or when, additional revenue will flow from these initiatives, management can confirm its ability to meet the demand in a timely and efficient manner.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary was inactive as at December 31, 2005.  During the last three years, there have been no discontinued operations; no material changes in accounting policies other than the introduction of stock based compensation; and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd.  The consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 17 to the financial statements.  In addition to Note 17, please refer to the Report of Independent Registered Public Accounting Firm.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  The working capital deficiency decreased significantly from $1,287,023 at December 31, 2004 to $166,003 at December 31, 2005, for a total decrease of $1,121,020. This decrease in working capital deficiency was a result of the following factors: the conversion of a $347,028 convertible promissory note to equity; the restructuring of a promissory note of $881,632 to a convertible promissory note due January 2007 (offset by the addition of $141,135 of inventory financing in 2005); an increase in current assets of $92,163; an increase in subscription liability of $334,363 and a decrease in unearned revenue of $205,187.  The aforementioned increase in current assets of $92,163 was primarily a result of an increase of cash of $134,443; a decrease in accounts receivable of $112,373; an increase in prepaid expenses of $22,636; and an increase in deferred financing costs of $47,317.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

With respect to the shareholders' deficiency section of the balance sheet, shares were issued for $514,884 of cash; $366,569 for settlement of debt; $420,218 on conversion of a convertible promissory note; $6,127 on the exercise of options; and $298,554 on the exercise of warrants for a total increase in share capital of $1,606,352 upon the issuance of 14,414,766 shares.  The equity component of the convertible promissory note increased by $108,283 after debt restructuring and contributed surplus increased by $467,951.  The $467,951 increase consisted of $114,326 for stock based compensation and $353,625 for the 3.2 million warrants issued under terms of the Forbearance Agreement (please see "Debt Instruments").  The net effect of these changes was a decrease in shareholders' deficiency of $367,369 from $1,161,235 on December 31, 2004 to $793,866 on December 31, 2005.

Consolidated Statement of Loss and Deficit:  During 2005, approximately 22% of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	25,896	25,896
Bank charges and interest	-	13,444	13,444
Consulting	-	19,400	19,400
Financing costs	-	35,487	35,487
Interest on convertible promissory note	-	91,106	91,106
Interest on promissory note	-	33,048	33,048
Investor relations	36,762	90,044	126,806
Legal, auditing and filing fees	-	173,002	173,002
Manufacturing	23,338	322,856	346,194
Marketing	281,639	110,011	391,650
Office and other	-	52,918	52,918
Product development		25,722	25,722
Public relations	9,710	64,153	73,863
Regulatory	-	34,958	34,958
Rent	-	58,925	58,925
Salaries and benefits		382,458	382,458
Stock based compensation	114,326	-	114,326
Telephone	-	25,500	25,500
Test and studies	15,120	89,071	104,191
Travel	-	62,495	62,495

	$480,895	$1,170,494	$2,191,389

Revenue increased from $334,441 in 2004 to $497,313 in 2005.  Expenses increased from $2,175,459 in 2004 to $2,191,389 in 2005.  "Other items" changed from a credit of $81,930 in 2004 to a debit of $121,141.  In broad terms, the increase in revenue was more than offset by the over $200,000 negative change in "other items", while expenses remained essentially unchanged.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

As a result, the net loss increased slightly from $1,759,088 in 2004 to $1,815,217 in 2005.  Comparisons to 2003 have not been made as the level of activity in 2004 and 2005 appears to be more reflective of activity in 2006 and beyond; 2003 results are thus deemed to be not particularly relevant.

As previously noted, total expenses (2005 versus 2004) were essentially unchanged, but there were changes within various expense classifications worthy of comment.  Increases in such expenses during 2005 as compared to 2004 consisted of:  consulting of $19,400; financing costs of $35,487; total interest expenses of $23,785; legal, auditing and filing fees of $30,998; manufacturing of $149,862; marketing of $51,001; product development of $25,722; and salaries and benefits of $22,008.  Decreases in such expenses during the same period consisted of:  investor relations of $122,499; regulatory of $86,662; and research report of $130,802.

With respect to "other items", foreign exchange recovery increased from $81,930 in 2004 to $164,757 in 2005.  In addition, in 2005, there was an $85,000 write-down of patents, licence and rights and $200,898 of accretion interest expense.

In addition to the foregoing analysis the following additional comments are in order with respect to the Consolidated Statement of Loss and Deficit.  While total interest expense increased by $23,785, there was a significant change in the allocation between interest on convertible promissory note ($91,106 versus $19,924) and interest on promissory note ($33,048 versus $80,445) primarily reflecting the conversion of a promissory note to a convertible promissory note on March 22, 2005 pursuant to a Forbearance Agreement (please see "Debt Instruments" for further particulars).  Approximately $200,000 of stock-based marketing expenses in 2005 relate to the termination of all legacy distribution agreements in the United States in anticipation of its agreement with Strategic Laser and MedSpa, LLC (please see "New Initiatives: United States" for further particulars).   The increase in foreign exchange recovery is a reflection of exchange rate fluctuations between the Canadian and United States currencies and conversion of a convertible promissory note to common shares and warrants (see "Debt Instruments" for more particulars).  The write-down of patents, licence and rights reflects the results of an impairment analysis under SFAS 144, which determined that the net present value of projected cash flows was sufficiently uncertain to warrant the write-down of the asset to zero.  Accretion interest expense is explained in "Significant Accounting Policies: Debt Instruments".

Consolidated Statement of Cash Flows:  The funding of operating activities of $1,255,943 and investing activity of $45,419 by net financing activities of $1,435,805 resulting in a net increase in cash of $134,443 is clearly demonstrated in this statement.

Changes in accounting policies:  Stock Based Compensation

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

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

The net result of this change is an expense of $38,200 in 2003, $120,300 in 2004 and $114,326 in 2005.

Significant Accounting Policies:  Debt Instruments

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component, which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Corporation issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders' equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Transactions with related parties:

Transactions During the Year -

Salaries and consulting fees accrued or paid

$318,278

Interest paid to director for overdue salary payable

8,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

17,608

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

EQUITY RESOURCES

Share Capital:  A total of 14,414,766 shares were issued during 2005:

	Number of Shares	Amount
Balance, beginning	60,240,257	$32,455,141
Common Shares Issued -
- For cash	3,700,000	514,884
- For settlement of debt	1,965,000	366,569
- Conversion of promissory note	6,949,766	420,218
- Exercise of warrants	1,700,000	298,554
- Exercise of options	100,000	6,127

Balance, ending	74,655,023	$34,061,493

In addition to the foregoing, during the year 2005, the Corporation received US$287,500 for the private placement of 2,300,000 units. Subsequent to December 31, 2005, the Corporation received US$237,500 for the private placement of 1,900,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The Corporation may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances the warrants must be exercised within 21 days.  The units were issued April 13, 2006.  Subsequent to December 31, 2005 the Corporation also received US$58,230 for the exercise of warrants, and US$9,375 for the exercise of options.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on December 31, 2005.

Number

Exercise

Note

Expiry Date

of Shares

Price

Reference

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

May 15, 2007

1,227,129

US

$0.55

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,637,696

US

$0.20

July

 15, 2009

200,000

US

$0.20

December

23,

2009

300,000

US

$0.25

January 2, 2010

3,200,000

US

$0.25

3,4

March 25, 2010

1,200,000

US

$0.25

May 31, 2010

1,200,000

US

$0.25

July 25, 2010

200,000

US

$0.15

September 21, 2010

300,000

US

$0.25

December 30, 2010

600,000

US

$0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

2

US$0.05 up to and including February 7, 2006.

3

These warrants have a cashless exercise provision.

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

Stock Options: From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding December 31, 2005:

Number

Expiry Date

of Shares

Option Price

February 7, 2007

3,070,000

US   $0.05

December 20, 2007

200,000

US   $0.05

September 6, 2007

275,000

US   $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

April 8, 2008

250,000

US   $0.26

September 30, 2009

200,000

US   $0.30*

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009

100,000

US   $0.25*

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

November 20, 2010

200,000

US   $0.28

December 12, 2010

200,000

US   $0.32

•

2004 Stock Option and Stock Bonus Plan

DEBT INSTRUMENTS

Promissory Note December 31, 2005:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of US$110,000.  The secured note bears interest of 24% and matures on January 27, 2006.  The note is secured by a registered charge on 20 TrichoGenesis units which are being manufactured.  Payments under the note may be accelerated on a pro-rata basis as the units are sold.  As additional consideration, the lender purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.  The note was fully repaid on January 26, 2006.

Convertible Promissory Note December 31, 2005:  The promissory note outstanding balance at December 31, 2004 was US$733,471.  The promissory note was due to a lender who owns over 20% of the Corporation.  The promissory note was restructured pursuant to a Forbearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  Subsequent to December 31, 2004 and prior to the restructuring, the lender advanced the Corporation US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  At December 31, 2005, the liability portion of this note was $688,174, calculated as follows:

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation's property and assets, including all

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

intellectual property.  It should be noted the conversion price of US$0.25 per share was set at the prevailing market price, not at a discount to market.

Convertible Promissory Note December 31, 2004:  As at December 31, 2004, the Corporation had one convertible promissory note outstanding.  The convertible promissory note was due to a lender who owns over 20% of the Corporation.  The total principal amount owing was US$279,300 of which US$125,500 was non-interest bearing and US$153,800 with interest at a fixed rate of 10% per annum.  The convertible promissory note was converted into shares and share purchase warrants of the Corporation on March 22, 2005 pursuant to a Forbearance Agreement.  The Corporation agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,946,766 of warrants.  The 6,949,766 of warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the Corporation repays the new convertible promissory note referred to above.

It should be noted no new advances were made under the subject convertible promissory note after September 2001.  When the convertible promissory note was negotiated with the lender the stock was trading in the US$0.05 per share range.  That is, once again, the conversion price for the transaction was negotiated at par, not at a discount to market.

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

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

Currency Fluctuations:  On December 31, 2005 the Corporation had a convertible promissory note denominated in US dollars.  On March 22, 2005, under terms of a Forbearance Agreement, the Corporation restructured a promissory note and a convertible promissory note, both of which were outstanding on December 31, 2004 and also demonstrated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from December 31, 2002 (.6339) to December 31, 2005 (.8598).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003 of $217,023, in a modest foreign exchange gain of $81,930 in 2004 and a gain of $165,757 to December 31, 2005.  The actual foreign exchange gain or loss will not be recorded until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, and $11,630 on December 31, 2005.

SELECTED ANNUAL INFORMATION

	2005	2004	2003
Revenue	$497,313	$334,441	$234,862
Operating loss	$1,694,076	$1,841,018	$1,061,972
Net loss	$1,815,217	$1,759,088	$846,567
Total Assets	$719,254	$692,568	$259,962
Long term debt	$688,174	Nil	$1,188,674
Dividends	Nil	Nil	Nil
Net loss per share	0.03	0.03	0.02

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2004 through December 31, 2005.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2005 consolidated financial statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	43,840	147,626	155,102	150,745	178,030	11,240	50,238	94,933
Operating loss	750,717	289,185	359,872	294,302	766,142	494,107	344,592	236,177
Net loss	818,341	261,653	515,028	220,195	706,518	438,744	364,108	249,718

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  The reduction in revenue in Q4 of 2005 resulted primarily from a move towards the revenue sharing model wherein the Corporation maintains ownership of its TrichoGenesis units and participates in downstream revenue, as opposed to the more conventional sales model wherein title actually transfers and revenue is recorded as the sale is consummated.  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and may portend future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2004 was approximately 45% greater than 2003, and revenue for 2005 was approximately 50% greater than revenue for 2004, revenue can only be described as modest at best.  In the circumstances, comparisons stated in percentage terms are not particularly meaningful.  The Corporation believes annual revenue may increase significantly as a result of its initiatives in the United States, Europe and Asia, however, quarter by quarter comparisons will probably remain less than meaningful in the near term.

LIQUIDITY AND FUTURE OPERATIONS

The Corporation incurred a net loss of $1,815,217 during the year ended December 31, 2005.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $36,112,150 at December 31, 2005.  A convertible promissory note with a balance of $1,084,629 on December 31,2005 is due January 2, 2007.  Although the note is convertible at US$0.25 per share, the lender who already owns over 20% of the Corporation may demand payment in cash.  The Corporation is currently engaged in

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2005 (continued)

discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  April 27, 2006

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

Date: May 26, 2006	By	/s/ Robert Kramer

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

Date: May 26, 2006	BY	/s/ George Chen

George Chen, Chief Financial Officer and Director

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement (2)

2 (b).2	2004 Stock Option and Stock Bonus Plan (2)

4.3	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd (2)
11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13(a).1	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

(1)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2003 and filed July 8, 2004.

(2)

Incorporated by reference to the Company’s Form 20-F, dated December 31, 2004 and filed July 7, 2005.

Exhibit 13 (a).1

Certification of Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 26, 2006

By/s/Robert Kramer

Robert Kramer, Chief Executive Officer and Director

Exhibit 13(a).1

Certification of Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Current Technology Corporation (the "Company") on Form 20-F for the annual period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 26, 2006

By /s/ George Chen

George Chen, Chief Financial Officer and Director