Form 20-F
period 2006-12-31
CURRENT TECHNOLOGY CORP
filed 2007-05-25
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

80,872,023 common shares, without par value, issued and outstanding at December 31, 2006.

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

Yes      No

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

Selected Financial Data

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
Statement of Operations Data:	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Net Sales	$378,142	$495,710	$333,441	$234,733	$104,337
Other Income	3,436	1,603	1,000	129	2,451

Total Revenue	381,578	497,313	334,441	234,862	106,788
(Loss) from Operations (Canadian GAAP)	(1,442,564)	(1,694,076)	(1,841,018)	(1,061,972)	(1,236,346)
(Loss) from Continuing Operations (Canadian GAAP)	(1,442,564)	(1,694,076)	(1,841,018)	(1,061,972)	(1,236,346)
Net Loss (Canadian GAAP)	(1,886,814)	(1,815,217)	(1,759,088)	(846,567)	(1,236,346)
Net Loss (US GAAP)	(1,886,814)	(1,815,217)	(1,759,088)	(846,567)	(1,236,346)
(Loss) from Operations per Common Share (US GAAP)	(0.02)	(0.03)	(0.03)	(0.02)	(0.03)

(Loss) from Continuing Operations per Common Share (US GAAP)	(0.02)	(0.03)	(0.03)	(0.02)	(0.03)
Balance Sheet Data:
Total Assets	271,403	719,254	692,568	259,962	299,438
Cash and Cash Equivalents	51,973	339,973	205,530	27,288	62,011
Net Assets Stockholders' Equity (Deficiency) (Canadian GAAP)	(1,210,132)	(793,866)	(1,161,235)	(1,342,178)	(850,202)
Net Assets Stockholders' Equity(Deficiency) (US GAAP)	(1,969,940)	(1,317,409)	(1,576,495)	(1,757,438)	(1,272,165)
Capital Stock	$34,924,434	$34,061,493	$32,455,141	$30,635,410	$30,255,761
Number of shares outstanding	80,872,023	74,655,023	60,240,257	51,136,811	48,333,015
Number of shares outstanding (weighted average)(US GAAP)	80,872,023	66,637,565	54,477,115	48,585,542	47,333,293

Total assets for the years ended December 31, 2006, 2005 and 2004 are identical under both Canadian and US GAAP.

Loss from continuing operations per common share for the years ended December 31, 2002 - 2006 are identical under both Canadian and US GAAP.

Shareholder’s deficiency under US GAAP is greater as at December 31, 2006, 2005, 2004, 2003 and 2002 due to the effect of application of APB No. 14 (Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants), which states no portion of the proceeds from the issuance of convertible securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.

The above “Selected Financial Data” is presented in Canadian dollars.  On April 30, 2007, the most recent month end, the cost for one US$1.00 was CDN $1.11.  On December 31, 2006, the date of the most recent financial statement, the cost for one US$1.00 was CDN$1.17.  The average high and low exchange rates for the last six months between the United States dollar exchanged for Canadian dollars is as set forth below:

Month	Average	High	Low
November 2006 December 2006	1.14 1.15	1.14 1.15	1.13 1.15
January 2007	1.18	1.18	1.17
February 2007	1.17	1.17	1.17
March 2007	1.17	1.17	1.17
April 2007	1.13	1.14	1.11

The exchange rate for the last five calendar years between the United States dollar exchanged for Canadian dollars is as set forth below:

Calendar Year	Average Rate for the Year
2002	1.57
2003	1.40
2004 2005	1.30 1.21
2006	1.13

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

1.

The Company incurred a net loss of $1,886,814 for the year ended December 31, 2006 (2005:$1,815,217; 2004:$1,759,088). The Company has reported recurring losses since inception which have resulted in an accumulated deficit of $37,998,964 at December 31, 2006 (2005:$ 36,112,150). The Company has relied and will continue to rely on debt and/or equity financing and/or the sale of certain rights for consideration including cash. There is no certainty that additional debt and/or equity financing and/or arrangements for the sale of rights will be available on reasonable terms or at all. (Note: The financial data in this paragraph is presented in Canadian dollars.)

The ability of the Company to continue as a going concern is dependent on the receipt of additional financing and /or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.  Any inability to obtain additional financing when needed and/or the loss of a material contract would have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or possibly cease its operations. In particular, failure to complete all phases of the contract with Hair Envy, LLC see (“CTG Marketing”) will have such material adverse effect on the Company.

2.

If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

3.

The Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States.  The marketing of CosmeticTrichoGenesis is subject to regulatory authorities in the United States, including but not limited to the FDA and FTC.  These agencies may seek to limit or deny the Company the ability to market CosmeticTrichoGenesis as a cosmetic product.  The Company must also receive regulatory approval to market its medical product ElectroTrichoGenesis in the United States.  The Company has not applied, and does not intend at this time to apply, for such regulatory approval in the United States. Consequently, there can be no guarantee as to either if, or when, such approval may be obtained.

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

11.

The Company’s common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company’s common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.  In addition, trading in the

Company’s common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. Penny stocks are generally non-exchange traded equity securities with a market price less than $5.00 per share. The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions.  The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company’s common stock, which could limit the liquidity of the common stock and the ability of the Company’s stockholders to sell their stock in the secondary market.

12.

The life cycle of the products that the Company has developed is difficult to predict.  Failure to gain timely market acceptance of its products would have a material adverse effect on the Company’s ability to generate revenue, and would have a material adverse effect on the Company’s business, financial condition and results of operations.

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

     The Company is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG, ETG Mark 1 or ETG Treatment) and CosmeticTrichoGenesis (CTG or CTG Mark 5)and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

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

Effective August 28, 1987, the Company acquired from 314613 B.C. Ltd. (a company related by way of common directors) the exclusive license and rights to certain hair regrowth products, procedures and technology for an initial term of 20 years for 2,500,000 escrowed common shares of the Company with a total deemed value of $1.  The license and rights provided for continuous renewal periods of 20 years for a nominal consideration of CDN$10.00 for each 20-year renewal term. On June 30, 2000 the Company and 314613 B.C. Ltd. cancelled the 2,500,000 escrowed common shares.  On the same day, the Company issued warrants to purchase 2,500,000 common shares at a price of $0.05 (all funds USD unless noted otherwise) per share up to and including June 30, 2005.  On July 5, 2004 the Directors by way of a Consent Resolution extended the expiry date to June 30, 2006 and added a cashless exercise provision. On May 8, 2006 the Directors by way of Consent Resolution extended the expiry date to June 30, 2007, and on January 18, 2007 from June 30, 2007 to June 30, 2008. The warrants were issued to the principals of 314613 B.C. Ltd., Anne Kramer (as to 1,250,000 common shares) and Robert Kramer (as to 1,250,000 common shares).

In a separate transaction, on May 31, 1999 314613 B.C. Ltd. agreed to sell to the Company the TrichoGenesis technology including all worldwide issued and pending intellectual property protection for CDN$200,000.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

On September 11, 2000 the Company issued a convertible promissory note (the “2000 Note”)to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 18% of the issued and outstanding common shares of the Company.  As at December 31, 2005, total principal amount due under the 2000 Note amounted to $279,300, of which $125,500 was non-interest bearing and $153,800 with interest at a fixed rate of 10% per annum.  No advances were made under the 2000 Note in 2006.  The last principal advance was made in September, 2001. The 2000 Note was to mature on August 31, 2005.

The holder of the 2000 Note could convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion could be converted into one unit.  The Company was not permitted to repay the principal and interest due under the note prior to August 31, 2005.  The 2000 Note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On March 22, 2005, the Company restructured the 2000 Note pursuant to a Forbearance Agreement(the “2005  Restructuring”). Under terms of the 2005 Restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239 as part of the principal of the 2000 Note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the “2003 Debt”), with an interest rate of 10% per annum, was due and payable as of January 2, 2005. A total of $24,000 was advanced under the 2003 Debt in 2004.  The 2003 Debt balance outstanding on December 31, 2004 was $733,471, including accrued interest.  Subsequent to December 31, 2004 and prior to the 2005 Restructuring, Mr. Denner advanced $76,456 for legal fees regarding the restructuring.  Including interest accrual to March 22, 2005 of $16,408, the total principal restructured on March 22, 2005 was $826,335.  This $826,335 promissory note (the “2005 Debt”) was restructured to include a conversion feature where the lender can convert each $0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The 2005 Debt bears interest of 10% per annum and was to mature on January 2, 2007. The 2005 Debt is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company's property and assets, including all intellectual property.

As additional consideration for the above 2005 Restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the New Debt referred to below are fully repaid.

On January 18, 2007 the Company reached an agreement with the holder of the 2005 Debt to extend maturity date of the convertible promissory note from January 2, 2007 to Janary 9, 2008 (the “2006 Restructuring”).  The agreement was effective December 31, 2006. At December 31, 2006, total principal and interest restructured amount to $1,194,021 (the “New Debt”). The New Debt bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the New Debt 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the New Debt is fully repaid. The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

The Company also agreed, as part of the 2006 Restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	$0.25	January 9, 2007
2,980,000	February 7, 2005	$0.10	January 9, 2007
179,167	September 27, 2005	$0.15	January 9, 2007
1,600,000	October 11, 2005	$0.50	January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

Mr. Denner owns 14,979,266 common shares (representing approximately 19% of the issued and outstanding shares of the Company) and warrants to purchase an additional 20,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

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

Business Overview

The Company has commenced the international marketing of its ETG device which is not available in the United States.  The Registrant has entered into agreements with exclusive national distributors and ETG treatment centers are operating in Cyprus, New Zealand, Singapore, Thailand, Indonesia, Greece, Turkey, Venezuela and Mexico.  In addition, ETG devices and/or treatment centers are operating in Canada, Australia, Argentina, Ireland, Poland, Chile, Korea and Kuwait. The Company developed the CTG Mark 5 specifically for the United States marketplace. The agreements with TrichoGenesis operators typically provide for the payment to the Company of Technology Use Fees (TUFs), a type of royalty based on the use of the equipment, once the units are in operation.  Purchasers typically pay a non-refundable deposit per unit when an order is placed, with the balance due under normal commercial terms.  The purchase prices for the equipment and the TUFs are typically payable in U.S. dollars.

The Company has developed a new marketing and sales strategy, particularly as it applies to the United States and potentially the UK, Europe and the Middle East. Historically, revenue has been generated primarily from a combination of the sale of units to distributors and the TUFs charged on each use. This is a conventional sales model wherein title actually transfers and revenue is recorded when the sale is consummated and/or TUF collected.  Although the TUF may vary, it typically represents 5% to 10% of the ultimate retail price paid by the consumer.  The new strategy involves placement of TrichoGenesis units with operators on a revenue sharing basis.  Under the revenue sharing model, up to 50% of the retail price paid by the customer may be paid to the Company.  Revenue sharing has the potential to significantly increase the amount of revenue the Company may earn from a particular unit.  However, it should be noted either no sale would be recorded in such an eventuality as the unit would remain in inventory and title would not transfer (the model proposed for the UK, Europe and the Middle East) or the unit would be sold at cost (the model proposed for the United States), thus eliminating the recording of a gross profit at the time of sale.  Therefore, in both instances, the revenue sharing model would result in a decrease in revenue recorded in the short run.  The Company believes this shortfall would be more than offset in the long run by enhanced revenues over time, i.e. from revenue sharing.  It should be further noted, the revenue sharing model is by its nature more capital intensive than the conventional sales model.  Therefore, the Company has taken steps to address this issue as described below in “Prior Initiatives:  United States” and “Prior Initiatives:  United Kingdom”. Lack of capital or suitable alternatives may limit the Company’s ability to rollout the revenue sharing model.

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

Regulatory Approvals:   In November 1993, The Registrant submitted a Pre-Market Approval application ("PMA") containing its clinical and safety data to the FDA. In July 1994, the FDA advised that on the basis of its review of the PMA, certain deficiencies existed which caused the FDA to determine its review could not continue.  The Registrant believes that it can address the majority of the deficiencies, but it could not provide the further data to support safety and efficacy for prolonged use within the response period required by the FDA.  As a result the Registrant elected to voluntarily withdraw the PMA. No ETG sales or marketing can take place in the US unless and until FDA approval is obtained.  The Company has no current plans to commence the formal FDA approval process, however, so there can be no guarantee as to either if or when such approval may be obtained.

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

In addition to clearing the way for marketing in Canada, the Canadian Health Protection Branch acceptance is assisting in obtaining health regulatory approvals in other jurisdictions.  Amongst others, the health regulatory authorities in Mexico, Chile, New Zealand, Singapore, Thailand, Indonesia and Turkey have cleared the ETG device for sale as a medical device. The medical approval process is underway in Korea. In addition, the CE Marking of Conformity Medical Devices provides coverage in Europe and many other countries around the world with the exception of the United States.

The Canadian Standards Association (CSA) has issued two international Certificates of Compliance for Current Technology’s proprietary ETG devices.  Under the first Certificate of Compliance issued September 23, 2005, the Company’s ETG devices were recertified as meeting the most recent requirements of Class 8750 01 and Class 8750 81 medical electrical equipment safety standards.  The second Certificate of Compliance reissued October 19, 2005 relates to the standards set by the International Electrotechnical Commission’s (IEC) CB Scheme for safety of medical electrical equipment IEC 60601-1.  This approval is recognized and accepted throughout the EEC and EFTA countries as well as a number of other jurisdictions.

  During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and determined that the quality systems maintained by the Registrant and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the “CE Marking of Conformity Medical Devices” to its ETG Mark 1. In January 2007, KEMA completed its annual surveillance audit, with a positive outcome.

In addition to the CE Medical Mark audit, KEMA conducted an audit during the first quarter of 2005 of the sales, marketing, distribution and control of manufacturing of ETG Mark 1 under ISO 13485:2003.  Implemented in 2004 and mandatory by March 2006, this is the highest standard issued for medical devices.  The Company has received a copy of the certificate which was issued on April 4, 2006 and is valid until February 25, 2009.  KEMA completed its annual surveillance audit in May 2007, with a positive outcome.

The Company’s CTG Mark 5 has also been subjected to similar examinations.  As a result the following certificates have been issued:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   The Registrant has orally contracted with local suppliers to manufacture TrichoGenesis units.  The primary contractor is an established manufacturer of high technology equipment. Customers of the primary contractor include prime aerospace companies, electronics firms and medical robotic manufacturers.  In May 2006, the manufacturer, Sicom Industries Ltd.( an ISO 9001:2000 compliant company), moved into a new production facility with space dedicated specifically for the manufacturing of TrichoGenesis units.  The Registrant recommenced manufacturing in 2004 with an order for 30 units and placed an order for an additional 20 units in 2005. No orders fo additional units were placed in 2006. The 2005 production run employed a new gel coat manufacturing process to produce the main body of the unit.  If the primary contractor is unable to meet the Company’s manufacturing needs, there are other manufacturers that could be used as the Company is able to provide a complete set of drawings.  Manufacturing is typically done in batches with lead times in the range of eight to twelve weeks. Anthony J. Harrison, Current Technology's Chief Operating Officer, directs the manufacturing process.

Intellectual Property:   The Registrant’s intellectual property is protected by a combination of trade secrets, issued and pending patents, design patents and/or industrial design registrations, and trademarks.  In addition to 4 issued patents in the United States, there are 12 issued and 3 pending patents in 16 countries including Canada, New Zealand, the United Kingdom, Germany and Japan. The Company is most reliant upon its United States patents for future growth. Design patents and/or industrial design registrations have been granted in 17 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 33 countries.  Trademark and servicemark applications are underway in the United States to protect ElectroTrichoGenesis and have been granted for CosmeticTrichoGenesis.  Further trademarks have been granted in Japan and the European Union (25 countries).

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

Historically, the Company has generated revenue from the first three sources:  equipment sales and royalties.  To date, no revenue has been generated from the sales of licenses.  As discussed in “Business Overview”, the Company is attempting to employ a new revenue sharing marketing and sales strategy in the United States and potentially Europe.

CTG Marketing Program:

United States

The Company considers the United States to be one of the most important markets in the world for its products.  Accordingly, using the TrichoGenesis technology platform, the Company developed a product to suit the requirements of the multi-billion dollar U.S. beauty, spa and fitness markets.  This product is named CTG Mark 5 and the process CosmeticTrichoGenesis is marketed as a breakthrough method for improving the appearance of thinning hair.

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

On February 12, 2007, after several extentions of the interim agreement with Strategic Laser, the Company granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (“Hair Envy”) (Hair Envy is owned by Jason Olcese, president of Strategic Laser, and a financial partner). During Phase One, it is intended a total of 10 CTG units will be delivered to selected opinion leading salons and spas in the corridor between Santa Barbara and San Diego, California.  The first 5 CTG units have been delivered to a storage facility in Los Angeles, California and are awaiting distribution. Subsequent to crossing the US border, the Food and Drug Administration (“FDA”) placed an administrative hold on the five units. In three similar instances during 2004, the FDA placed an administrative hold on the Company’s CTG units, which were released once the FDA confirmed they were cosmetic units and not medical devices. Relying on these past precedents, the Company believes the units will be released in due course. It is anticipated the second 5 CTG units will be shipped during the third quarter of 2007.

During Phase One the primary objective will be to develop a data base of before and after images that will be used in newly designed marketing materials to support in store promotions and aggressive local and national print, radio and TV media awareness campaigns.  A professional video crew will visit these salons on a regular basis and record the progress and comments of customers.  The video footage will be included in an infomercial and will be available for use by the media.  Once sufficient images of and comments from a broad cross section of men and women of varying ages and ethnicities have been captured, Phase Two will be launched.  Hair Envy has agreed to order 200 CTG units to support the national launch in Phase Two no later than five months after the tenth Phase One unit is placed with a customer, at which time a fifty percent deposit will be paid to secure the order.

While Phase Three is not fully developed Hair Envy and the Company expect it to involve the creation of a national franchise system.  The agreement with Hair Envy is structured on a revenue sharing basis.  Going forward, the Company will sell CTG units to Hair Envy at cost and will be paid up to 27% of the projected consumer price, such amounts to vary with volume.

On February 12, 2007, the Company issued warrants to Hair Envy to purchase 2,500,000 common shares, exercisable at US$0.125 per share for 5 years, with the following vesting provisions: 750,000 upon issuance; 750,000 upon payment of the tenth unit; and 1,000,000 upon ordering of 200 units.  The warrants have a cashless exercise provision.

Failure to complete all phases of the Hair Envy agreement will have a material negative impact on the Company.

It is important to note that while the Company is directing its primary focus on the placement of CTG Mark 5s in the U.S., Current Technology had hoped to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and/or hair loss prevention for oncology patients and/or alopecia areata.  However, there can be no guarantee as to either if or when such approval may be obtained.  To date, financial constraints have precluded a formal submission to the FDA, and there are no current plans to make such a submission.

ETG Marketing Program:

Overview

ETG devices are operating in 17 countries:  Ireland, Cyprus, Turkey, Greece, Poland, New Zealand, Australia, Thailand, Singapore, Indonesia, Korea, Canada, Mexico, Venezuela, Argentina, Chile and Kuwait.

During 2005 and into 2006, the Company commenced two new initiatives in the United Kingdom and France. (See 2005 Annual Report).

Prior Initiatives: United Kingdom

In October 2005, the Company appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  To date, the Subsidiary has not commenced material operations.  The Company is not presently actively pursuing a financial transaction with ACP to fund the Subsidiary, as it would be too dilutive given the Company’s low share price.

Prior Initiatives: France

Recognizing the potential of an association with Intercoiffure Mondial, the Company shipped a unit to the selected salon in Paris, France, provided on site product training and attempted to keep in regular communication with the designated salon contact.  Unfortunately, these efforts were not reciprocated, and the salon never promoted ETG to its customers.  Therefore, the Company terminated the relationship and returned the unit to inventory.

Further Marketing Program Commentary:

Geographic Commentary

The following commentary relates to those markets in which recent, relevant activity has occurred.

Asia Pacific

Singapore:   Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) is operating three ETGs in two successful locations, doing business as “EHR Centres”.

Korea:   The Company in April 2007 shipped an ETG device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study will be conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

Indonesia:   In July 2006, the Company shipped the first two ETG devices to Gromark’s sub-distributor PT. EHR Indonesia (“PT.EHR”) in Jakarta.  PT. EHR’s flagship location in Darmawangsa Square, a mall located in an upscale residential area of the capital city, is modeled after Gromark’s successful EHR Centre located in the Camden Medical facility in Singapore.

Taiwan:   Gromark’s prospective subdistributor was unsuccessful in obtaining medical approval, ceased cosmetic operations and placed all units in storage due to a serious illness.

Australia:   During the first quarter of 2007, the Company shipped its first TrichoGenesis platform product under the Hair Envy banner to Australia.  Hair Envy’s partner is an Australian group with strong financial resources and a keen understanding of the health and beauty sector.  A second unit was shipped on a trial basis in April 2007 to be used for demonstration purposes at two health and beauty trade shows; the second show to be held in June 2007 is the largest such trade show in the Southern Hemisphere.

Other:   Distributor agreements are in place with Gromark for Thailand, Hong Kong and Malaysia.  In addition to its focus on developing markets already under contract, Gromark reports ongoing negotiations with respect to other countries in Asia.  The Company cannot guarantee either if, or when, these negotiations will result in definitive agreements or purchase orders.

Europe

Turkey: The Company’s exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has purchased a total of 12 ETGs during his first full year (to March 31, 2007) as distributor.  Sanomed’s principal Mr. Ali Bicken is executing a sound marketing and sales strategy, as evidenced by his highly successful launch.  He plans to participate in a number of trade show and medical meetings during the balance of 2007:  Mezoterapi Kongress – Istanbul; Aegean Dermatology Congress – Girne, Cypress; 11th Congress & Course on Aesthetic Surgery – Istanbul; 7th International Cosmetics Symposium, Istanbul; Prof. Lutfu Tat Dermatology Symposium – Ankara; and Kardiyoloji ve Kardiyovaskuler Cerrahide Yenilikler Kongress – Antalya.  We hope to work closely with Mr. Bicken as he expands his reach into other areas.

The Americas

United States:   Please see “CTG Marketing Program:  United States”.

Venezuela:   The Company’s distributor Centro Laser de la Belleza purchased two ETGs in 2006 and initiated an advertising campaign to support future growth.

Mexico:   Our exclusive distributor Current Image Technology S.A. de C.V. is negotiating with three parties for rights to certain geographic areas. No additional ETGs were shipped during 2006; a total of 8 ETGs are operating in Mexico.

Geographic Summary:  TrichoGenesis platform products are presently operating in the following countries:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Indonesia Thailand Singapore Australia New Zealand

Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

Principal Markets:

The breakdown of revenue by region is as follows (CDN dollars):

	2006	2005	2004
Asia Pacific Region	$130,895	$302,240	$23,735
Europe	152,911	27,702	33,075
The Americas	97,772	167,371	277,631

	$381,578	$497,313	$334,441

Marketing Strategy and Financial Potential:   As discussed above, ETGs are operating in 17 countries.  CTGs are operating in the US where Hair Envy was appointed exclusive distributor in February 2007. ETG is represented by exclusive distributors in nine of the 17 countries.  In the balance of the countries (Australia, Ireland, Korea,  Kuwait, Canada, Poland Argentina and Chile) the Registrant is dealing directly with end users.

Although the Registrant’s efforts have been hampered by a lack of financial resources, the Registrant believes its TrichoGenesis technology has a place in most industrialized countries in the world and that its new marketing initiatives in the United States may portend future progress, subject to a satisfactory resolution of the FDA administrative hold matter.

NEW INITIATIVES:  Spy-N-TellTM

On April 26, 2007 the Company announced formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture of the Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

The Joint Venture:  The Company and The Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia, have formed a 50-50 joint venture (the “JV”).  In turn, the JV has obtained the exclusive right to manufacture, market and sell Spy-N-TellTM worldwide.  On behalf of the JV, the Company has placed an order for 5,000 units from the Hong Kong based manufacturer, and will arrange for ongoing inventory financing. Going forward, all Spy-N-TellTM, from all sources worldwide, including sales forthcoming from pre-JV leads and relationships, will be made by the JV and the JV’s financial results will be reported on Current Technology’s financial statements using proportionate consolidation.

As further consideration for its participation in the JV, the Company has issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share, subject to the following vesting provisions:  500,000 warrants to vest for each 500,000 units sold.  The warrants expire April 30, 2012, have a cashless exercise provision, and can only be exercised when the JV achieves the foregoing sales targets.  Finally, TRSC has agreed, subject to satisfactory due diligence, to contribute to the JV the marketing and sales rights to a device that blocks unwanted telemarketing calls.

The Product:  Spy-N-TellTM is a patented combination of a telephone, a motion sensor and an amplified microphone.  Upon detecting an intruder, Spy-N-TellTM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

The Manufacturer:  Spy-N-TellTM is manufactured by Auraland Electronics Co. Ltd. (“Auraland”).  Headquartered in Hong Kong and with manufacturing facilities in Shenzhen, China, Auraland last year produced over 2.8 million telephone sets, digital cameras and digital voice recorders.  With annual sales of approximately $25 million, Auraland is ISO9001:2000 compliant and certified by a number of international organizations including the British Approvals Board for Telecommunications and WIT Assessment.

The Marketing: The JV has attracted a number of seasoned sales reps to launch Spy-N-TellTM, including Vance Haggarty of Florida who has over 40 years in marketing and long standing relationships with a full range of retailers from Home Shopping Network to Costco and Home Depot, to name just a few.  He works with a network of over 100 sales reps covering the United States with over 20 offices. The marketing initiative is just beginning and no purchase orders have been received.

NEW INITIATIVES:  FINANCIAL REQUIREMENTS

These initiatives are very new and full business plans have not been completed.  Additional debt and/or equity financing of an indeterminate amount will be required to fund these additional activities and ongoing corporate activities.

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

The Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States.  The marketing of CosmeticTrichoGenesis is subject to regulatory authorities in the United States, including but not limited to the FDA and FTC.  These agencies may seek to limit or deny the Company the ability to market CosmeticTrichoGenesis as a cosmetic product.  The Company must also receive regulatory approval to market its medical product ElectroTrichoGenesis in the United States.  The Company has not applied, and does not intend at this time to apply, for such regulatory approval in the United States. Consequently, there can be no guarantee as to either if, or when, such approval may be obtained.

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

Organizational Structure

The Company presently has one wholly owned inactive subsidiary:  Current Technology (UK) Ltd, and in April 2007 formed a 50-50 joint venture. SpyTell Products Limited Partnership, to market and sell the Spy-N-TellTM intrusion detection system.  For further particulars see “New Initiatives: Spy-N-TellTM” and “Prior Intitiatives: United Kingdom”.

Property, Plants and Equipment

The Company leases 2,350 square feet of office space for its headquarters facilities located at 800 West Pender Street, Vancouver, British Columbia, Canada at a basic monthly cost of approximately CDN$2,742. The lease expires April 30, 2011.  The Company owns no material tangible fixed assets.

Item 5.

Operating and Financial Review and Prospects

Operating Results

All figures in this section are presented in Canadian dollars.

2006 vs 2005:

Revenue decreased 23% from $497,313 in 2005 to $381,578 in 2006. The decrease in revenue was a result of an decrease in the number of units sold and TUFs collected.  Management believes that revenue may increase as the number of units sold and downstream royalties may increase as market acceptance in the United States, Europe and the Asia Pacific Region grows. Expenses decreased from $1,845,195 to $1,581,843. The net loss increased 4% from $1,815,217 to 1,886,814. During 2006 approximately 26% of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock- based	Cash-based	Total
Amortization	-	23,418	23,418
Bank charges and interest	-	4,860	4,860
Consulting	217,136	2,175	219,301
Corporate communications	55,810	101,550	157,360

Financing costs	7,480	53,287	60,767
Interest on convertible promissory note	-	106,345	106,345
Interest on promissory note	-	2,307	2,307
Legal, auditing and filing fees	-	196,594	196,594
Marketing	-	13,301	13,301
Office and other	-	36,358	36,358
Regulatory	-	11,306	11,306
Rent	-	64,691	64,691
Salaries and benefits	130,432	378,489	508,921
Telephone	-	23,410	23,410
Test and studies	-	80,183	80,183
Travel and automotive	-	72,721	72,721

	$410,858	$1,170,995	$1,581,843

The change in net loss of $71,597 during 2006 was primarily a result of the following factors: an increase in consulting of $69,043 in 2006 ($219,301 of which $217,136 was stock-based versus $150,258 in 2005); an increase in financing cost of $35,280 in 2006 ($60,767 versus $35,487 in 2005); a decrease in interest expense of $15,502 in 2006 ($108,652 versus $124,154 in 2005); a decrease in manufacturing of $103,895 ($242,299 versus $346,194); a decrease in marketing of $381,022 ($13,301 in 2006 versus $394,323 <of which $281,639 was stock-based>; a decrease in regulatory of $23,652 ($11,306 versus $34,958); and an increase in salaries and benefits of $106,233($508,921 <of which $130,432 was stock-based > in 2006 versus $402,688 in 2005). The stock-based compensation included in salaries and benefits resulted from the issuances of stock option grants.

In addition, with respect to “other items”, a foreign exchange expense of $9,020 in 2006 versus a recovery of $164,757 in 2005 translated into a net decrease in such amounts of $173,777 in 2006.  Also during 2006, there was an $38,776 write-down of equipment and website development* and $396,454 of accretion interest expense.**

2005 vs 2004:

Revenue increased 49% from $334,441 in 2004 to $497,313 in 2005. The increase in revenue was a result of an increase in the number of units sold and TUFs collected, not an increase in prices. Expenses decreased from $1,979,127 to $1,845,195. The net loss increased 3% from $1,759,088 to 1,815,217. During 2005 approximately 25% of expenses were stock-based rather than cash-based, as evidenced by the following:

	Stock-based	Cash-based	Total
Amortization	-	25,896	25,896

Bank charges and interest	-	13,444	13,444
Consulting	94,096	56,162	150,258
Corporate communications	46,472	113,630	160,102
Financing costs	-	35,487	35,487
Interest on convertible promissory note	-	91,106	91,106
Interest on promissory note	-	33,048	33,048
Legal, auditing and filing fees	-	176,807	176,807
Marketing	281,639	112,684	394,323
Office and other	-	50,245	50,245
Product development		25,722	25,722
Regulatory	-	34,958	34,958
Rent	-	53,789	53,789
Salaries and benefits	20,230	382,458	402,688
Telephone	-	25,500	25,500
Test and studies	15,120	89,071	104,191
Travel	-	67,631	67,631

	$457,557	$1,387,638	$1,845,195

The change in net loss of $56,129 during 2005 was primarily a result of the following factors: an increase in consulting of $29,958 in 2005 ($150,258 <of which $94,096 as stock-based> versus $120,300 in 2004); an increase in financing cost of $35,487 in 2005 ($35,487 versus nil in 2004); an increase in interest expense of $23,785 in 2005 ($124,154 versus $100,369 in 2004); an increase in manufacturing of $149,862 ($346,194 versus $196,332); an increase in marketing of $53,674 ($394,323 <of which $281,639 was stock-based > in 2005 versus $340,649 in 2004); a decrease in regulatory of $86,662 ($34,958 versus $121,620); a decrease in research report of $130,802 (nil vs a stock-based expenditure of $130,802 for research report services in 2004); a decrease in corporate communications of $152,122 ($160,102 <of which $46,472 was stock-based > in 2005 versus $312,224 in 2004). The stock-based compensation included in salaries and benefits resulted from the issuances of stock option grants.

In addition, with respect to “other items”, an increased foreign exchange recovery of $164,757 in 2005 versus a recovery of $81,930 in 2004 translated into a net increase in such amounts of $82,827 in 2005.  Also during 2005, there was an $85,000 write-down of patents, licence and rights* and $200,898 of accretion interest expense.**

*

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

Market acceptance of CTG over the next year or two, as the Hair Envy agreement is excuted, will dictate the product’s contribution to future revenues.

Although the Company sells equipment in countries where inflation may be a factor, there is no direct impact as all sales are made in US dollars.

Although the Canadian dollar has gained strength against the US dollar during 2003 to today as compared to 2000-2002, the Company has not purchased and/or sold derivative financial instruments. It may, however, do so in the future.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as CDN$12,965 on December 31, 2003; CDN$12,020 on December 31, 2004; CDN$11,630 on December 31, 2005; and only CDN$11,654 on December 31, 2006.

Liquidity and Capital Resources

The Company has financed its operations since inception principally through the sale of equity and debt securities.  Since 2000, the Registrant has issued both convertible and non-convertible promissory notes.

 As of December 31, 2006 the Company had a working capital deficiency of CDN$378,123 (at December 31, 2005 a working capital deficiency of CDN$166,003).  At December 31, 2006 the Company had CDN$51,973(at December 31, 2005 CDN$339,973) in cash.  The working capital deficiency of December 31, 2006 was substantially higher than that for 2005 as a result of the following factors: on the asset side, a reduction in cash of CDN$288,000 reflecting ongoing losses and the timing of closing of a partially completed private placement; a reduction in prepaid expenses of CDN$103,852 as units were manufactured and moved from being deposits to completed inventory; and the amortization of deferred financing costs of CDN$47,317.  On the liability side, the working capital deficiency was increased by an increase in accounts payable of CDN$283,829 reflecting both ongoing losses and a shortage of cash with which to pay such accounts.  On the asset side, the foregoing items which enhanced the working capital deficiency were partially offset by a CDN$52,431 increase in inventory reflecting an increase in the number of completed but unsold units.  On the liability side, a similar offset came from a reduction in the promissory note of CDN$141,135 which was repaid in full; a reduction in subscription liability of CDN$237,367 reflecting the timing of completion of private placements; and a reduction in unearned revenue of $80,747 as deposits were turned into sales.

The Registrant continues to rely on debt and equity financings.  During the year ended December 31, 2006 a total of $55,000 was collected and recorded as a subscription liability. In addition, $550,000 was received subsequent to December 31, 2006.  In consideration for these advances, on April 3, 2007 the Company issued 12,100,000 shares and 12,100,000 warrants.  Each warrant entitles the holder to purchase one common share at $0.10 up to and including March 30, 2011.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  During 2006, the Company received $28,230 for the exercise of warrants in which the underlying shares have not been issued.

A total of 6,217,000 shares were issued during 2006:

	Number of Shares	Canadian Dollar Amount
Common Shares Issued -
- For cash	4,252,000	611,650
- For settlement of debt	1,190,000	155,298
- Exercise of warrants	700,000	85,337
- Exercise of options	75,000	10,656
	6,217,000	$862,941

A total of 14,414,766 shares were issued during 2005:

	Number of Shares	Canadian Dollar Amount
Common Shares Issued -
- For cash	3,700,000	514,884
- For settlement of debt	1,965,000	366,569
- Conversion of promissory note	6,949,766	420,218
- Exercise of warrants	1,700,000	298,554
- Exercise of options	100,000	6,127
	14,414,766	$1,606,352

The Company has operated at a loss since its inception and has an accumulated deficit of CDN$37,998,964 as of December 31, 2006 (CDN$36,112,150 as of December 31, 2005).  The Company sustained annual net losses of CDN$1,886,814 as of December 31, 2006 (CDN$1,815,217 as of December 31, 2005, and CDN$1,759,088 in the year ended December 31, 2004).

The Company has no material commitments for capital expenditures as at December 31, 2006 and has made no such commitments during the last six months.  Working capital is not sufficient for the Company’s present requirements for 2007, so additional financing will be required.

Promissory Note December 31, 2005:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of $110,000.  The secured note bears interest of 24% and matured on January 27, 2006.  The note was secured by a registered charge on 20 TrichoGenesis units which were being manufactured.  Payments under the note may be accelerated on a pro-rata basis as the units are sold.  As additional consideration, the lender purchased 200,000 units for $10,000.  Each unit consists of one share and one five year warrant with an exercise price of $0.15.  The note was fully repaid on January 26, 2006.

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

The Registrant does not believe it is possible to predict a sales cycle as product introduction is at an early stage in the United States, Europe and most of the Asia Pacific Region.  These markets are believed to hold promise, but market acceptance cannot be assumed at this early stage.  In addition, it is too early to determine whether or not the sales initiative in the United States will be successful.  Therefore, the Registrant is still dependant upon outside sources of financing, the timing and amounts of which cannot be accurately predicted. Acceptance of CTG in the United States as a cosmetic solution for thinning hair and ETG in Europe and the Asia Pacific Region and other parts of the world as a medical solution for hair loss, could reduce or possibly eliminate the need for the Company to seek further debt or equity financing.

Critical Accounting Estimates

The following comments relate to December 31, 2006 balance sheet items:

Accounts receivable-

All accounts comprised of amounts due from customers were collected in full during fiscal 2006.

Prepaid expenses

-

Prepaid expenses are comprised of deposits on future goods or services not yet received (CDN$86,250), security deposits(CDN$15,770), and travel advance (CDN$516).

Deferred

  financing costs

-

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related agreement.

Inventory

-

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.  As at this writing, all items in December 31, 2006 inventory have either been sold or are in use as demonstration equipment.

Equipment and Website

Development -

The company performed an impairment analysis in accordance to Handbook section 3063 and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of CDN$38,776 was recorded in December 2006. The net book value of equipment and website development is $Nil.

Patents,licence

& rights-

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to ETG and were initially amortized over 10 years. During the second quarter of 2005 the Company conducted an impairment analysis under SFAS 144 and determined that the net present value of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero. The write-down of CDN$85,000 was reflected in the June 30, 2005 interim financial statement.

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

Contributed surplus-

Contributed surplus is comprised of CDN$309,420 relating to the sale of a subsidiary; CDN $16,014 forgiveness of a promissory note; CDN $579,604 for stock based compensation; and CDN$479,371 for the warrant issued to Keith Denner as partial consideration for the New Debt.

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

3)

Revenue is typically recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

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

Research and Development

During the last three fiscal years, tests and studies were CDN$ 80,183 (2006), CDN$ 104,191 (2005), and CDN$108,965 (2004).

The Company is attempting to expand the indications for the TrichoGenesis technology platform.  To that end, Dr. Tim Meakin has presented preliminary results in Auckland, New Zealand, from a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Dr. Meakin’s findings are discussed above (see “Clinical Development”).

Trend Information

The Company’s primary objective is revenue growth.  To that end, the Company has developed the revenue sharing model as described in the “Business Overview” section.  Success of that model in the United States is a function of release of the CTG units held in an administrative hold by the FDA and execution of the agreement with Hair Envy (see “CTG Marketing Program”).  The Company believes success with CTG in the United States may indirectly assist its efforts to develop further markets for ETG in other parts of the world.  While moving forward with these initiatives the Company continues to seek conventional distributorship opportunities and to work with existing distributors (particularly Gromark in the Asia Pacific Region and Sanomed in Turkey), with the objective of enhancing revenue growth. The Company will have to make a decision shortly regarding the number of units to order in its next manufacturing run.  Factors under consideration include issues surrounding the hoped for FDA release of the administrative hold in the United States and estimated order flow from Sanomed and Gromark.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Financial Obligations

As at December 31, 2006
Contractual Obligations in CDN $		Payments Due by Period
					More than
	Total	Less Than	1-3 Years	3-5 Years	5 years
		One Year

Convertible promissory note *	$1,194,021	-	$1,194,021	-	-

Operating Leases	191,133	49,082	93,485	48,566	-

Total Contractual Obligations	$1,385,154	$49,082	$ 1,287,506	$48,566	-

The convertible promissory note consists of a liability portion of CDN$832,009 plus an unamortized accretion of CDN$362,012. The equity component is CDN $236,265.

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

Compensation

During the year ended December 31, 2006 the Company paid or accrued salaries and benefits of CDN$322,312 to officers and directors of the Company. As of December 31, 2006 other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of CDN $57,065.

The Board of Directors has the discretion to grant incentive stock options to officers and directors of the Company.  During the year ended December 31, 2006 options to purchase 975,000 shares at $0.19 each were granted to officers and directors.

Board Practices

All Directors serve one year terms and are elected by the Company’s shareholders at the annual general meeting of shareholders. This year’s Annual and Special Meeting will be held on June 29, 2007.

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

There is no Remuneration Committee.

Employees

There were two full time employees other than Directors during the three years ending December 31, 2006.

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

(1)

Member of the Audit Committee.

(2)

Member of the Executive Committee.

Share Ownership

Name	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (As at May 8, 2007)	Percentage of Common Shares
ANNE KRAMER and ROBERT KRAMER	104,337 direct(1) 2,392,666 indirect(2)	3.08%
PETER W. BELL	47,952 direct	*
ANTHONY J. HARRISON	Nil	Nil
DOUGLAS BEDER	40,000 direct	*
GEORGE A. CHEN	50,000 direct	*

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

(*)

Less than one percent

Options Owned by Directors and Officers

 as of December 31, 2006

Name	No. of Common Shares	Exercise Price	Expiry Date
Peter Bell	250,000	$0.05	February 7, 2007*
Peter Bell	50,000	$0.05	December 20,2007*
Peter Bell	200,000	$0.19	August 22, 2011
Anthony Harrison	500,000	$0.05	February 7,2007*
Anthony Harrison	50,000	$0.05	December 20,2007*
Anthony Harrison	250,000	$0.19	August 22, 2011

Anne Kramer	1,000,000	$0.05	February 7, 2007*
Robert Kramer	750,000	$0.05	February 7, 2007*
Robert Kramer	200,000	$0.20	October 10, 2007*
Robert Kramer	50,000	$0.19	August 22, 2011
Douglas Beder	75,000	$0.26	December 19,2007
Douglas Beder	200,000	$0.32	December 12,2010
Douglas Beder	225,000	$0.19	August 22, 2011
George Chen	100,000	$0.23	May 17, 2010
George Chen	150,000	$0.26	July 15, 2010
George Chen	250,000	$0.19	August 22, 2011
	4,300,000***

Employee and Consultant Options To Purchase Common Stock

Outstanding as of December 31, 2006

No. of Common Shares	Exercise Price	Expiry Date
570,000	$0.05	February 7, 2007*
100,000	$0.05	December 20,2007*
200,000	$0.13	September 6, 2007*
150,000	$0.26	December 19, 2007
250,000	$0.26	April 8, 2008
200,000	$0.30	September 30, 2009**

850,000	$0.25	October 17, 2009
75,000	$0.23	May 17, 2010
200,000	$0.28	November 10, 2010
175,000	$0.25	December 22, 2009
100,000	$0.32	December 23,2009**
195,000	$0.31	January 2, 2011
200,000	$0.19	August 22, 2011**
500,000	$0.19	August 22, 2011
3,765,000***

*On January 18, 2007 the Directors of the Company extended the expiry dates of these options by one year.

** 2004 Stock Option and Stock Bonus Plan

*** On May 8, 2006 the Directors added a cashless exercise provision to these optons, with the exception of those granted pursuant to the 2004 Stock Option and Stock Bonus Plan.

2004 Stock Option and Stock Bonus Plan

From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, the Board of Directors of the Company adopted the 2004 Stock Option and Stock Bonus Plan (the “Plan”), under which a maximum of 3,000,000 shares of Common Stock have been reserved to be issued upon the exercise of options (“Options”) or the grant of stock bonuses (“Bonuses”).  The Plan includes two types of Options. Options intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) are referred to as “Incentive Options.”  Options which are not intended to qualify as Incentive Options are referred to as “Non-Qualified Options.” Bonuses, which may also be granted under the Plan, are the outright issuance of shares of Common Stock.

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

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following sets forth the ownership of Common Stock of the Company by all directors and officers as a group and by 5% or more stockholders of the Company on May 8, 2007:

Title of Class of Securities	Identity of Person or Group	Amount Owned as of May 8, 2007	Percent of Class

Common Stock	Keith Denner	46,134,189(1)	41.18%

(1)

Includes the following:

Common Shares

14,979,266

Warrants

20,908,933

Conversion of

c

onvertible promissory note

10,245,990

46,134,189

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

See pages 10 to 11 for a description of the Forbearance Agreement with Keith Denner and the extension of the warrants issued to Anne Kramer and Robert Kramer. See pages 38 and 39 for a description of the extension of certain options held by Directors and Officers and the addition of a cashless exercise provision.

On July 6, 2006, the Company’s largest shareholder, Keith Denner, for nominal consideration personally granted to each of our Chairman, Anne Kramer and to our Chief Executive Officer, Robert Kramer, options to purchase 1,500,000 shares of our common stock at $0.38 per share through July 5, 2008.  The options shall become 50% vested upon the Company’s common stock reaching a price of $0.78 per share and the remaining 50% shall vest upon the Company’s common stock reaching a price of $1.14 or higher.  Either Mrs. Kramer or Mr. Kramer must be an officer of the Company at the time they exercise the options.  Subject to the terms of the option agreements between Mr. Denner and Mrs. Kramer and between Mr. Denner and Mr. Kramer, Mr. Denner has the right to donate all, or a portion, of the 3,000,000 shares underlying the options to charity.

The Company received the opportunity to particpate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) ( a company owned as to 50% each by Anne Kramer and Robert Kramer).  As consideration for transferring all rights, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

Consolidated Balance Sheets as of December 31, 2006 and 2005;  Consolidated Statements of Loss and Deficit for the years ended December 31, 2006, 2005 and 2004; and Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005, and 2004.

There are no material legal or arbitration hearings against the Company.

The Company has not paid nor contemplates paying dividends.

Significant Changes

During the year ended December 31, 2006 a total of $55,000 was collected and recorded as a subscription liability. In addition, $550,000 was received subsequent to December 31, 2006.  In consideration for these advances, on April 3, 2007 the Company issued 12,100,000 shares and 12,100,000 warrants.  Each warrant entitles the holder to purchase one common share at $0.10 up to and including March 30, 2011.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.

Subsequent to December 31, 2006, the Company entered into a 50-50 joint venture to manufacture, market and sell Spy-N-TellT ( See “New Initiatives”).

Item 9.

The Offer and Listing

Common Stock

The Registrant is authorized to issue an unlimited number of shares of Common Stock.  As of December 31, 2006 80,872,023 shares of Common Stock were issued and outstanding.

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

During the last five years the annual high and low market prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
Year ended December 31, 2006	$0.38	$0.08
Year ended December 31, 2005	$0.355	$0.15
Year ended December 31, 2004 Year ended December 31, 2003	$0.41 $0.47	$0.19 $0.19
Year ended December 31, 2002	$0.41	$0.125

During the last two years the quarterly high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

Year Ended December 31, 2006

High     Low

Quarter ended March 31, 2006

$0.38

$0.28

Quarter ended June 30, 2006

$0.37

$0.16

Quarter ended September 30, 2006

$0.25

$0.16

Quarter ended December 31, 2006

$0.25

$0.08

Year Ended December 31, 2005

High     Low

Quarter ended March 31, 2005

$0.275

$0.20

Quarter ended June 30, 2005

$0.28

$0.15

Quarter ended September 30, 2005

$0.25

$0.16

Quarter ended December 31, 2005

$0.355

$0.19

During the most recent six months the high and low sales prices for the Company’s Common Stock on the NASD OTC BB were as follows:

	High	Low
November 2006	$0.22	$0.08
December 2006	$0.135	$0.09
January 2007	$0.28	$0.12
February 2007	$0.16	$0.12
March 2007	$0.16	$0.11
April 2007	$0.15	$0.11

According to information provided by the Company's transfer agent, at December 31, 2006, the Company had 380 U.S. stockholders of record who held in the aggregate 54,332,217 shares or approximately 67.18% of the Common Stock outstanding at that date.

Class A Preference Shares.  The Company is authorized to issue an unlimited number of Class A Preference shares without par value.  As of December 31, 2006 no Class A Preference shares have been issued.

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

Material Contracts

On  September 11, 2000 the Company issued a convertible promissory note (the “2000 Note”)to Keith Denner (see Item 7. “Major Shareholders and Related Party Transactions”)a lender who owns over 18% of the issued and outstanding common shares of the Company.  As at December 31, 2005, total principal amount due under the 2000 Note amounted to $279,300, of which $125,500 was non-interest bearing and $153,800 with interest at a fixed rate of 10% per annum.  No advances were made under the 2000 Note in 2006.  The last principal advance was made in September, 2001. The 2000 Note was to mature on August 31, 2005.

The holder of the 2000 Note could convert all or a portion of the principal and interest outstanding into units issued by the Company, each unit consisting of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company at $0.05 up to and including March 31, 2006.  Each $0.05 of principal or interest outstanding at the time of conversion could be converted into one unit.  The Company was not permitted to repay the principal and interest due under the note prior to August 31, 2005.  The 2000 Note is secured by a general security agreement, under which the Company has granted a security interest over all of the Company’s assets, including all intellectual property.

On March 22, 2005, the Company restructured the 2000 Note pursuant to a Forbearance Agreement(the “2005  Restructuring”). Under terms of the 2005 Restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239 as part of the principal of the 2000 Note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the “2003 Debt”), with an interest rate of 10% per annum, was due and payable as of January 2, 2005. A total of $24,000 was advanced under the 2003 Debt in 2004.  The 2003 Debt balance outstanding on December 31, 2004 was $733,471, including accrued interest.  Subsequent to December 31, 2004 and prior to the 2005 Restructuring, Mr. Denner advanced $76,456 for legal fees regarding the restructuring.  Including interest accrual to March 22, 2005 of $16,408, the total principal restructured on March 22, 2005 was $826,335.  This $826,335 promissory note (the “2005 Debt”) was restructured to include a conversion feature where the lender can convert each $0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The 2005 Debt bears interest of 10% per annum and was to mature on January 2, 2007. The 2005 Debt is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company's property and assets, including all intellectual property.

As additional consideration for the above 2005 Restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at $0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing under the New Debt referred to below are fully repaid.

On January 18, 2007 the Company reached an agreement with the holder of the 2005 Debt to extend maturity date of the convertible promissory note from January 2, 2007 to Janary 9, 2008 (the “2006 Restructuring”).  The agreement was effective December 31, 2006. At December 31, 2006, total principal and interest restructured amount to Cdn$1,194,021 (the “New Debt”). The New Debt bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the New Debt 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the New Debt is fully repaid. The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

The Company also agreed, as part of the 2006 Restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	$0.25	January 9, 2007
2,980,000	February 7, 2005	$0.10	January 9, 2007
179,167	September 27, 2005	$0.15	January 9, 2007
1,600,000	October 11, 2005	$0.50	January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

Mr. Denner owns 14,979,266 common shares (representing approximately 18% of the issued and outstanding shares of the Company) and warrants to purchase an additional 20,908,933 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.

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

Documents Available For Review

Any documents referred to in the Annual Report may be found on the company’s website: www.current-technology.com, by clicking on Corporate Governance and then either SEDAR for Canadian or EDGAR for Americans.

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

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Internal Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the last day of the period covered by this annual report, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective.  There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.  Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Item 16C.

Principal Accountant Fees and Services

Audit Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of CDN$56,269 for the year ended December 31, 2006; Cdn$35,382 for the year ended December 31, 2005; and Cdn$16,100 for the year ended December 31, 2004 for the audit of the Registrant’s annual financial statements.

Audit Related Fees

There were no audit related fees for the years ended December 31, 2004, 2005 and 2006.

Tax Fees

Our principal accountant HLB Cinnamon Jang Willoughby billed us aggregate fees of Cdn$1,137 for the year ended December 31, 2006, Cdn$900 for the year ended December 31, 2005 and Cdn$850 for the year ended December 31, 2004 for tax compliance.

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

Exemption from the Listing Standards of Audit Committees

Not applicable

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17.

Financial Statements

Consolidated Balance Sheets as of December 31, 2006 and 2005, Consolidated Statements of Loss and Deficit for the years ended December 31, 2006, 2005 and 2004; and Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005, and 2004.

Item 18.

Financial Statements

Not applicable.

Item 19.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement (2)

2(b).2	2006 Forbearance Agreement dated December 31, 2006

4(a)	Agreement between Harison Kramer Corporation and Current Technology Corporation dated April 22, 2007.
4(b)(iv)	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd (2)
4(c)(iv)	2004 Stock Option and Stock Bonus Plan (2)

11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13(a).1	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

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

Date:  May 22, 2007

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED  FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

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

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Current Technology Corporation:

We have audited the consolidated balance sheets of Current Technology Corporation as at December 31, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

March 12, 2007

Comments by Independent Registered Chartered Accountants

for U.S. Readers on Canada - United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America)  generally accepted auditing standards, our report to the Board of Directors dated February 5, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, Canada

March 12, 2007

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A  world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2006

(Canadian Dollars)

Assets	2006	2005
Current:
Cash	$ 51,973	$339,973
Accounts receivable	-	802
Inventory	116,892	64,461
Prepaid expenses	102,538	206,390
Deferred financing costs	-	47,317
	271,403	658,943
Equipment and website development (Note 3)	-	60,311

	$271,403	$719,254

Liabilities
Current
Accounts payable and accrued liabilities	$529,220	$245,391
Promissory note (Note 5)	-	141,135
Subscription liability (Note 7)	96,996	334,363
Unearned revenue	23,310	104,057
	649,526	824,946
Convertible promissory note (Note 6)	832,009	688,174

	1,481,535	1,513,120
Shareholders’ Deficiency
Equity component of convertible promissory note (Note 6)	479,993	243,728
Share capital (Note 7)	34,924,434	34,061,493
Contributed surplus (Note 8)	1,384,405	1,013,063
Deficit, per Exhibit “B”	37,998,964	36,112,150
	(1,210,132)	(793,866)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Event (Note 16)
	$271,403	$719,254
Approved by Directors: ___”Robert Kramer” ________ ___”George Chen”__________

 See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Loss and Deficit

For the Year Ended December 31, 2006

(Canadian Dollars)

	2006	2005	2004
Revenue	$381,578	$497,313	$334,441

Manufacturing	242,299	346,194	196,332
	139,279	151,119	138,109
Expenses:
Amortization	23,418	25,896	35,320
Bank charges and interest	4,860	13,444	9,850
Consulting	219,301	150,258	120,300
Corporate communications	157,360	160,102	312,224
Financing cost	60,767	35,487	-
Interest on convertible promissory note	106,345	91,106	19,924
Interest on promissory note	2,307	33,048	80,445
Legal, auditing and filing fees	196,594	176,807	142,004
Marketing	13,301	394,323	340,649
Office and other	36,358	50,245	51,953
Product development	-	25,722	-
Regulatory	11,306	34,958	121,620
Rent	64,691	53,789	51,258
Research report	-	-	130,802
Salaries and benefits	508,921	402,688	360,450
Telephone	23,410	25,500	26,635
Test and studies	80,183	104,191	108,965
Travel and automotive	72,721	67,631	66,728
	1,581,843	1,845,195	1,979,127
Loss before other items	1,442,564	1,694,076	1,841,018
Other Items:
Foreign exchange (recovery)	9,020	(164,757)	(81,930)
Write-down of patents, license and rights	-	85,000	-
Write-down of equipment and website development	38,776	-	-
Accretion interest expense	396,454	200,898	-
	444,250	121,141	(81,930)
Net Loss	1,886,814	1,815,217	1,759,088
Deficit, beginning	36,112,150	34,296,933	32,537,845
Deficit, ending, to Exhibit “A”	$37,998,964	$36,112,150	$34,296,933

Basic and fully diluted net loss per share	$ (0.02)	$ (0.03)	$ (0.03)

 See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2006

(Canadian Dollars)

	2006	2005	2004
Operating Activities:
Net Loss, per Exhibit “B”	$(1,886,814)	$(1,815,217)	$(1,759,088)
Adjustments for-
Amortization	23,418	25,896	35,320
Accretion interest of convertible debt	396,454	200,898	-
Consulting fees	59,512	-	-
Interest expense	106,345	124,154	-
Financing cost	47,317	-	-
Write-down of assets	38,776	85,000	-
Stock based compensation	245,600	114,326	120,300
Shares issued for services provided	155,347	349,791	703,036

Changes in non-cash working capital-
(Increase) Decrease in accounts receivable	802	112,373	(78,051)
(Increase) Decrease in inventory	(52,431)	(140)	(35,305)
(Increase) Decrease in deferred financing cost	-	(47,317)	-
(Increase) Decrease in prepaid expenses	44,340	36,876	(154,307)
Increase (Decrease) in accounts payable	283,829	(70,508)	(97,567)
Increase (Decrease) in unearned revenue	(80,747)	(205,187)	309,244
Cash flows (used in) Operating activities	(618,252)	(1,089,055)	(956,418)
Investing Activities
Acquisition of equipment	(1,883)	(45,419)	(22,021)
Financing Activities:
Advances of convertible promissory note	-	133,796	-
Repayment of convertible promissory note	-	-	(6,700)
Advances of promissory note	-	127,930	46,686
Repayment of promissory note	(138,141)	-	-
Issuance of new shares	373,280	672,828	1,116,695
Subscription liabilities	96,996	334,363	-
Cash flows from financing activities	332,135	1,268,917	1,156,681
Net Increase (Decrease) in Cash	(288,000)	134,443	178,242
Cash, beginning	339,973	205,530	27,288
Cash, ending	$51,973	$339,973	$205,530

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest paid	2,307	8,000	6,000
Non-cash Transactions-
Accretion of convertible debt	396,454	200,898	-
Shares issued for consulting services	102,162	163,044	597,293
Shares issued for settlement of debt	53,136	203,525	105,743

 See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss of $1,886,814 was incurred during the year (2005 - $1,815,217; 2004- $1,759,088).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $37,998,964 (2005 - $36,112,150). The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions to increase revenue in North America, Asia, Europe and the Middle East.  There is no certainty that these discussions will be concluded successfully.

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

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 18.

The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary had not commenced material operations as at December 31, 2006.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially and completed products.

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

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
Furniture and fixtures 20%
Office equipment 20%
Production equipment 20%
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

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital      . . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ElectroTrichoGenesis (“ETG”) devices and CosmeticTrichoGenesis ("CTG") units.

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

3)

Typically, revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

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

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

k)

Loss per Share -

Loss per share computations is based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of consolidated financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

	Cost	Accumulated Amortization	Impairment	2006 Net	2005 Net
Computer equipment	$ 197,581	$ 189,177	$ 8,404	$ -	$ 17,107
Furniture and fixtures	43,932	41,904	2,028	-	2,489
Office equipment	117,273	100,772	16,501	-	20,258
Production equipment	14,993	3,150	11,843	-	12,455
Web site development	42,575	42,575	-	-	8,002
	$416,354	$ 377,578	$ 38,776	$ -	$ 60,311

The company performed an impairment analysis in accordance to Handbook section 3063 and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of $38,776 was recorded in December 2006. The net book value of equipment and website development is $Nil.

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

The company performed a SFAS 144 impairment analysis and determined that the net present value of the projected future cash flow was uncertain. Therefore, an impairment loss of $85,000 was recorded in  2005. The net book value of these patents, license and rights is $Nil.

5.

Promissory Note:

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000 to fund inventory.  As at December 31, 2005, the total amount outstanding including interest was $141,135 (US$121,356).  The note was fully repaid on January 26, 2006.

. . . 5

Exhibit “D”

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

6.

Convertible Promissory Note:

i)

Convertible Promissory Note – December 31, 2006

On January 18, 2007, the company reached an agreement with the holder of the convertible promissory note (“note”) to extend maturity date of the note from January 2, 2007 to January 9th, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and Interest	$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$832,009

After restructuring, the equity component of the note is $236,265.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

ii)

Convertible Promissory Note – December 31, 2005

On March 22, 2005, a promissory note in the amount of US$733,471 was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.

Prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.

At year end, the liability portion of this note is $ 688,174, calculated as follows:

Principal and Interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
Period ended December 31, 2005		$688,174

. . . 6

Exhibit “D”

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

ii)

Convertible Promissory Note – December 31, 2005- (Continued)

The equity component is $243,728.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company’s property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Company also agreed, as part of the 2006 Restructuring, to extend the expiry dates of all previously existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	US$0.25	January 9, 2007
2,980,000	February 7, 2005	US$0.10	January 9, 2007**
179,167	September 27, 2005	US$0.15	January 9, 2007
1,600,000	October 11, 2005	US$0.50	January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the New Debt and any interest payable thereon has been repaid in full.

** US $0.05 up to and including February 7, 2006.

. . . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b) Issued and Fully Paid –	2006		2005
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning	74,655,023	$34,061,493	60,240,257	$32,455,141
Common Shares Issued -
- For cash	4,252,000	611,650	3,700,000	514,884
- For settlement of services provided	1,190,000	155,298	1,965,000	366,569
- Conversion of promissory note	-	-	6,949,766	420,218
- Exercise of options	75,000	10,656	100,000	6,127
- Exercise of warrants	700,000	85,337	1,700,000	298,554
Balance, ending	80,872,023	$34,924,434	74,655,023	$34,061,493

No Class "A" Preference shares have been issued.

c)

Subscription Liability -

During the year, the Company received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.  The Company also received US$55,000 for private placement in which the units have not been issued.

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

. . .8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

8.

Contributed Surplus- (Continued):

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $245,600 (2005 - $114,326) of compensation expense relating to vested stock options has been charged to the contributed surplus account.  Options granted during the period were valued using the following assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.38
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and decifit:

2006	2005	2004
Consulting	$115,168	$94,096	$ 120,300
Salaries and benefits	130,432	20,230	-
Total Stock-based Compensation	$245,600	$114,326	$120,300

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.  Options outstanding under these plans are as follows:

Expiry Date			Number of Shares	Option Price
February	7,	2007	3,070,000	US	$0.05
December	20,	2007	200,000	US	$0.05
September	6,	2007	200,000	US	$0.125
October	10,	2007	200,000	US	$0.20
December	19,	2007	225,000	US	$0.26
April	8,	2008	250,000	US	$0.26
September	30,	2009 *	200,000	US	$0.30
October	17,	2009	850,000	US	$0.25
December	22,	2009	175,000	US	$0.25
December	23,	2009 *	100,000	US	$0.25
May	17,	2010	175,000	US	$0.23
July	15,	2010	150,000	US	$0.26
November	20,	2010	200,000	US	$0.28
December	12	2010	200,000	US	$0.32
January	2	2011	195,000	US	$0.31
August	22	2011	1,475,000	US	$0.19
August	22	2011 *	200,000	US	$0.19

* 2004 Stock Option and Stock Bonus Plan

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted  under the 2004 Stock Option and Stock Bonus Plan.   . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

9.

Stock Options:  (Continued)

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at December 31, 2006:

2006		2005
		Weighted		Weighted
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	6,270,000	0.14	5,870,000	0.13
- Granted	1,870,000	0.20	600,000	0.24
- Exercised	(75,000)	0.13	(100,000)	0.05
- Cancelled	-	-	(100,000)	0.30
Outstanding, ending	8,065,000	0.16	6,270,000	0.14
Exercisable, ending	8,065,000	0.16	6,270,000	0.14

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

		Weighted Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2006	Contractual Life		2005
US	$0.05	3,270,000	0.2	years	3,270,000
US	$0.125	200,000	0.7	years	275,000
US	$0.19	1,675,000	4.6	years	-
US	$0.20	200,000	0.8	years	200,000
US	$0.26	625,000	1.7	years	625,000
US	$0.30	200,000	2.8	years	200,000
US	$0.25	1,125,000	2.8	years	1,125,000
US	$0.23	175,000	3.4	years	175,000
US	$0.28	200,000	3.9	years	200,000
US	$0.32	200,000	4.0	years	200,000
US	$0.31	195,000	4.0	years	-
		8,065,000			6,270,000

. . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

10.

Warrants:

Expiry Date	Number of Shares	Exercise Price

January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 28, 2007	450,000	US	$0.20	[3]
June 30, 2007	2,500,000	US	$0.05	[3]
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20
July 15, 2009	200,000	US	$0.20
January 2, 2010	3,200,000	US	$0.25	[2,3]
March 25, 2010	1,200,000	US	$0.25
May 31, 2010	1,200,000	US	$0.25
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25
September 21, 2010	3,052,000	US	$0.25
December 30, 2010	600,000	US	$0.25
March 2, 2011	1,200,000	US	$0.25
December 31, 2011	4,000,000	US	$0.10	[3,4]

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

3

These warrants have a cashless exercise provision.

4.

The expiry date shall be the later of:

a)

December 31, 2011; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 ) is paid in full.

. . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

10.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

		2006		2005
	Common	Average	Common	Average
	Shares	Exercise Price $	Shares	Exercise Price $
Outstanding, beginning	28,968,358	0.18	16,818,592	0.21
Issued	8,252,000	0.18	13,849,766	0.15
Exercised	(700,000)	0.11	(1,700,000)	0.15
Expired	(844,600)	0.15	-	-
Outstanding, ending	35,675,758	0.18	28,968,358	0.18
Exercisable, ending	35,675,758	0.18	28,968,358	0.18

11.

Related Party Transactions:

2006	2005
Transactions During the Year -
Salaries and consulting fees accrued or paid to directors	$322,312	$318,278
Interest paid to directors for overdue salary payable	-	8,000
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at December 31 -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	57,065	17,608

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.  Included in the change were options to purchase 3,325,000 shares held by Directors. In addition, on May 8, 2006 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007. On August 23, 2006,  975,000 stock options were granted to directors of the Company with an exercise price of US$0.19 and a five years expiration date. All the options include a cashless exercise provision.

12.

Financial Instrument:

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

  . . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

2006	2005		2004
Asia Pacific	$130,895	$302,240	$ 23,735
Europe	152,911	27,702	33,075
The Americas	97,772	167,371	277,631
	$381,578	$497,313	$334,441

The majority of the company’s assets are located in Canada.

14.

Income Taxes:

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before income taxes for the following reasons:

	2006	2005	2004

Loss from continuing operations before income taxes	(1,886,814)	(1,815,217)	(1,759,088)

Statutory income tax rate	35.62%	35.62%	35.62%

Expected recovery of income taxes	(672,083)	(646,580)	(626,587)
Permanent differences	244,126	162,389	73,156
Unrecorded benefit of tax loss incurred during the year	427,958	484,191	553,431
Income tax recovery	-	-	-

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005	2004
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878	$51,878
Equipment and website development	398,261	389,920	346,399
Operating loss carryforward	2,587,140	2,277,074	2,460,546
Net capital loss carryforward	1,122,157	1,122,157	1,122,157
Financing cost	1,701	6,741	-
	4,161,137	3,847,770	3,980,980
Less: Valuation loss provision	(4,161,137)	(3,847,770)	(3,980,980)
	$ -	$ -	$ -

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

14.

Income Taxes:  (Continued)

Accumulated non-capital losses for income tax purposes of approximately $7,263,165 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2007	$ 492,394
2008	811,388
2009	1,105,792
2010	739,106
2014	1,553,708
2015	1,359,324
2016	1,201,453

15.

Commitments:

An agreement was entered into to lease office space from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2007	32,900
2008	32,900
2009	32,900
2010	36,033
2011	12,533

Lease agreements were entered into with respect to automotive equipment. The future minimum lease payments for these commitments are as follows:

2007	16,182
2008	16,182
2009	11,503

16.

Subsequent Event:

a)

Sales Agreement-

On February 12, 2007, the Company announced Hair Envy, LLC will launch CTG in the United States.  The Company also issued 2,500,000 warrants to Hair Envy, LLC with an exercise price of US$0.125 and with vesting provisions tied to sales performance.

b)

Share Capital-

The company received US$198,000 for the private placement of 3,960,000 units.  Each unit consists of one common share and one five year warrant with an exercise price of US$0.10.  The units have not been issued.

17.

Comparative figures

The 2005 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year

 . . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2006

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

	2006	2005	2004
Net Loss - Canadian GAAP	$(1,886,814)	$(1,815,217)	$(1,759,088)
Stock- based compensation expense
Employees	-	-	-
Non-Employees	-	-	-

Net Loss- US GAAP	$(1,886,814)	$(1,815,217)	$(1,759,088)

Stock-based Compensation -

(i)

Employees Stock Options:

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options:

The company accounts for its non-employees stock options with the fair value method "FAS 123R".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123R requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market	60.37%- 62.92%
Price of the company shares	$0.09 - $0.38
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	5.00 -6.00%

. . . 15

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2006	2005	2004
Weighted Average Number of Shares Outstanding
Canadian GAAP	80,872,023	66,637,565	54,477,115
Less: Escrow Shares
U.S. GAAP	80,872,023	66,637,565	54,477,115
Basic loss per share under U.S. GAAP	$(0.02)	$(0.03)	$(0.03)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on the consolidated financial statements.

The application of U.S. GAAP would have the following effects on the consolidated balance sheet items as reported under Canadian GAAP:

	2006	2005	2004
Liabilities - Canadian GAAP	$1,481,535	$1,513,120	$1,853,803
Effect of equity component of
convertible promissory note	479,993	243,728	135,445
Liabilities - U.S. GAAP	$1,961,528	$1,756,848	$1,989,248

. . 16

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

18.

Differences between Canadian and United States Generally Accepted

Accounting Principles-(Continued)

Revenue Recognition –(Continued)

	2006	2005	2004
Deficit - Canadian GAAP	$(1,210,132)	$(793,866)	$(1,161,235)
Effect of equity component of convertible promissory note	479,993	243,728	135,445
Cumulative effort of prior year adjustments to net income	(279,815)	(279,815)	(279,815)
Deficit- U.S. GAAP	$(1,969,940)	$(1,317,409)	$(1,576,495)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 6).

These consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it consolidated financial statements.

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

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations.                                                                     . . 17

Exhibit 2(b).2

FORBEARANCE AGREEMENT MODIFICATION AGREEMENT

THIS AGREEMENT is dated for reference December 31, 2006.

BETWEEN:

CURRENT TECHNOLOGY CORPORATION, a Canada Business Corporations Act corporation having its registered and records office at 2800 Park Place, 666 Burrard St., Vancouver, British Columbia

(the “Borrower”)

AND:

KEITH DENNER, of 5901 Vista Drive, West Des Moines, Iowa  50266

(the “Lender”)

BACKGROUND

.

The parties confirm and agree that the Borrower is indebted to the Lender pursuant to, among other things, a security and loan agreement dated for reference October 22, 2002 as restated by a letter agreement dated December 29, 2003, as further restated by a loan agreement extension and amendment agreement dated January 18, 2005, and as further restated by a forbearance agreement dated March 22, 2005 (the “Forbearance Agreement”, and collectively, the “Loan Agreement”).

B.

The loan pursuant to the Loan Agreement is evidenced by a convertible grid promissory note (the “Note”) dated March 22, 2005, in the initial principal amount of US $826,334.75, with the interest rate of 10% per annum calculated and compounded annually (the “Loan”).

C.

The Loan has a maturity date of January 2, 2007.  The Borrower is not in a financial condition at the present time to allow repayment of its obligations under the Loan Agreement and has requested that the Lender extend the maturity date, by waiving the debt acceleration clause and allowing a new maturity date of January 9, 2008 (the “Loan Maturity Date”).

D.

The parties hereto wish to amend the Forbearance Agreement in accordance with the terms of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

Exhibit 2(b).2

1.

Defined Terms.  Unless otherwise defined herein, all defined terms in this Agreement shall have the meanings ascribed in the Forbearance Agreement, as may be amended from time to time.

2.

Outstanding Balance.  The parties confirm and agree that as of the date of this Agreement, the aggregate amount outstanding in respect of the Loan Agreement is US $1,024,559.34.

3.

Restatement of Loan.  The Lender has agreed to forbear from making demand under the Forbearance Agreement, and to restate all of the Loan owing by the Borrower to the Lender (the “Restatement”) under the Forbearance Agreement, on the terms and conditions set out herein.

4.

Term.  Paragraph 1 (a) of the Note is hereby amended and modified by deleting reference to “January 2, 2007” and replacing it with “January 9, 2008”.  An amended and restated convertible grid promissory note (the “Replacement Promissory Note”) reflecting this amendment is attached as Schedule “A” hereto.

5.

Existing Warrants.  The parties agree and acknowledge that all existing share purchase warrants pursuant to the Loan Agreement and the Forbearance Agreement continue to be valid in accordance with the terms and conditions of the Loan Agreement, the Forbearance Agreement and the respective share purchase warrant certificates.

6.

New Share Purchase Warrants.  In consideration for the extension of the term of the Loan as set forth in paragraphs 3 and 4 above, the Borrower will issue in favour of the Lender 4,000,000 share purchase warrants (“New Share Purchase Warrants”) exercisable for common shares in the capital of the Borrower (“Shares”) with an exercise price of US $0.10 per Share and an expiry date of the later of: (A) December 31, 2011, and (B) the date which is one year and five (5) business days after the date on which all amounts owing under the Note, including any interest outstanding thereon, have been repaid (the “Repayment Date”), on the terms set out in the warrant certificate attached as Schedule “B”.

7.

Conditions Precedent.  As conditions precedent to the extension of the Loan Maturity Date, the Borrower shall have delivered to the Lender:

the Replacement Promissory Note; and

payment of the Extension Fee referred to below.

8.

Extension Fee.  In consideration for the extension of the term of the Loan as set forth in paragraphs 3 and 4 above, the Borrower will pay to the Lender an extension fee in the amount of US $5,122.80 (the “Extension Fee”), representing half of one percent of the outstanding principal amount, which amount will be added to and form part of the outstanding principal amount and will be payable by the Borrower to the Lender at maturity in accordance with the terms of the Replacement Promissory Note.

9.

Amendment.  This Agreement amends and modifies the Forbearance Agreement and, together with it and the documents referred to therein and herein, constitutes the entire agreement between the parties with respect to the subject matter herein.  This Agreement may only be modified by further written instrument, signed by each of the parties hereto.

10.

Further Assurances.  The Borrower shall provide the Lender with such further documents, instruments and assurances as the Lender may reasonably require to complete the transactions contemplated herein.

11.

Counterparts.  This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together shall form one and the same agreement.

Exhibit 2(b).2

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

CURRENT TECHNOLOGY CORPORATION

By: _/s/ Robert Kramer_____________

      Authorized Signatory

      Name: ___Robert Kramer________

__/s/ Keith Denner___________________

KEITH DENNER

Exhibit 4(a)

HARRISON KRAMER CORPORATION

1430 – 800 West Pender Street

Vancouver, BC

V6C 2V6

April 22, 2007

Non – Kramer Directors

Current Technology Corporation

1430 – 800 West Pender Street

Vancouver, BC

V6C 2V6

Dear Sirs:

Re:

TeleSpy Joint Venture

Overview

1.

On March 28, 2007 at a meeting of the Board of Directors (the “Board”) of Current Technology Corporation (“CTC”), Robert Kramer (“RK”) presented two new products unrelated to CTC’s core business.

2.

The new products are:

a)

a patented wireless battery powered data product and service enabling owners of any type of assets to remotely track and control their property anywhere and at any time via a secure Internet portal or telephone (“LunarEYE”); and

b)

a patented combination of a telephone, motion sensor and microphone which may be employed as a monitoring system (the “TeleSpy”).

3.

In addition RK introduced the Board to sbmembers.com, a marketing and sales organization directed to a potential audience of over 25 million small business owners in the United States (“sbmembers”).

4.

The Board authorized RK to commence formal negotiations with sbmembers for distribution of LunarEYE and TeleSpy, on a 50-50 joint venture basis between Harrison Kramer Corporation (“HKC”) and CTC.

5.

The negotiations have resulted in several significantly enhanced opportunities.  The first relates to TeleSpy which is presented for formal approval herein.  The other opportunities will be presented shortly.

…../2

Exhibit 4(a)

April 22, 2007

Recent Developments

1.

Rather than focus on marketing TeleSpy only to sbmembers, RK expanded the scope of negotiations to include worldwide rights to market and sell to all potential customers.

2.

On April 11, 2007 The Real Security Company Ltd. (“TRSC”) of Kelowna, BC concluded an exclusive licensing agreement with Sensorguard LLC (“Sensorguard”) of Arlington, Texas, developers of TeleSpy, granting TRSC the right to market and sell TeleSpy worldwide upon placing an initial order for 5000 units at $10 (all funds USD) per unit for a total of $50,000.  To retain exclusivity, TRSC must purchase 15,000 units per quarter.

3.

TRSC has presented TeleSpy to amongst others, Chuck Walker (Walker Group distributes internationally to the automotive and financial services sectors) and Vince Haggerty, who is presenting to Home Shopping, QVC, Home Depot and the like.  All are convinced TeleSpy will sell in the millions of units.

4.

RK has convinced TRSC of CTC’s ability to introduce TeleSpy to its business associates in various parts of the world, including sbmembers, and of its ability to secure the first $50,000 purchase order (the required funds are in Davis & Company’s trust account, awaiting Board approval of the proposed transaction) and arrange ongoing inventory financing.

Terms and Conditions

1.

Therefore, TRSC has agreed to joint venture (“JV”) TeleSpy with CTC under the following terms and conditions:

i)

CTC and TRSC to create a 50-50 JV British Columbia Limited Liability Company (“LLC”) with worldwide rights to market and sell TeleSpy;

ii)

CTC to fund the purchase of the first $50,000 of product;

iii)

CTC to arrange for ongoing inventory financing;

iv)

CTC to issue 5 million warrants to TRSC giving the holder the right on a cashless exercise basis to purchase 5 million shares of CTC common stock at $0.12 per share for 5 years vesting at the rate of 500,000 warrants for every 500,000 TeleSpy units sold.  No warrants vest on closing.  All warrants to vest only as TeleSpy units are sold.  Therefore, the issuance of the warrants results in no risk to shareholders.

v)

TRSC to contribute at no cost to the JV, subject to due diligence, the marketing rights to a device that blocks unwanted telemarketing calls.

2.

In order to facilitate this substantially enhanced opportunity, HKC is “giving up” its 50-50 participation with CTC.  This means CTC will be a full 50%

…../3

Exhibit 4(a)

April 22, 2007

Page3

partner in the JV, which should have real significance with present and prospective shareholders, therefore, enhancing shareholder value, and should assist us in reaching an average stock price of at least 50 cents per share, thus causing the exercise of $3 million of warrants.

3.

As consideration for “giving up” its participation, HKC seeks a fee of $1 per unit sold, calculated monthly (on a cash basis) and payable 30 days in arrears.

Note – As all compensation is based on units sold, the downside is negligible, while the upside of association with success at sbmembers, Home Shopping etc is significant for all shareholders.

Please indicate your acceptance of the foregoing Terms and Conditions by signing where indicated below.

Yours truly,

HARRISON KRAMER CORPORATION

“Robert Kramer”

Robert Kramer

President

Accepted and agreed this

23

 day of April, 2007

“Anthony J. Harrison”

“George Chen”

Anthony J. Harrison

George Chen

“Peter Bell”

“Douglas Beder”

Peter W. Bell

Douglas Beder

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

Date: May 22, 2007	By	/s/ Robert Kramer

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

Date: May 22, 2007	BY	/s/ George Chen

George Chen, Chief Financial Officer and Director

Exhibit Index

Exhibit Number	Description of Exhibit

1.1	Articles of Continuance (1)

1.2	By-Law No. 1 (1)

2(b).1	Forbearance Agreement dated March 22, 2005 including Convertible Grid Promissory Note, Restated Common Share Purchase Warrant, and Security Agreement (2)

2(b).2	2006 Forbearance Agreement dated December 31, 2006

4(a)	Agreement between Harison Kramer Corporation and Current Technology Corporation dated April 22, 2007.
4(b)(iv)	Lease dated March 4, 2005 between Current Technology Corporation and 800 West Pender Ltd (2)
4(c)(iv)	2004 Stock Option and Stock Bonus Plan (2)

11.1	Code of Ethics (1)
12(a).1	Certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13(a).1	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

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

Dated: May 22, 2007

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

Dated: May 22, 2007

By

 /s/ George Chen

George Chen, Chief Financial Officer and Director