Form 20-F
period 2007-12-31
CURRENT TECHNOLOGY CORP
filed 2008-07-11
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]                REGISTRATION STATEMENT PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

                                  THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 2007

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

Robert Kramer, Chief Executive Officer and President

800 West Pender Street, Suite 1430, Vancouver, B.C. Canada V6C2V6

Phone: 604-684-2727

Fax: 604-684-0526

(Name, Telephone, Facsimile number and Address of Company Contact Person)

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

103,892,023 common shares, without par value, issued and outstanding at December 31, 2007.

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

Large Accelerated filer

 Accelerated filer

 Non Accelerated filer  X

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  X_

International Financial Reporting Standards as issued by the International Accounting Standards Board  ___    Other ____

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ___  Item 18 ___

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

 No    X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes      No

Explanatory Note - On March 31, 2008, the end of our first quarter in 2008, we determined that we no longer qualified as a “foreign private issuer” as that term is defined under the United States securities laws.    However, because we were a “foreign private issuer” as of December 31, 2007, the end of our fiscal year, we are filing our 2007 annual report on Form 20-F.

PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Current Technology Corporation (“Current Technology” or the “Company”) was incorporated as 310086 B.C. Ltd. under the Company Act of British Columbia on June 3, 1986, and began operations on April 21, 1987.  On June 27, 2003 our shareholders approved a transfer in the Company’s jurisdiction from British Columbia to the Federal Jurisdiction under the Canada Business Corporations Act.   The continuance of the Company to the Canadian Business Corporations Act was completed May 13, 2004 under the name Current Technology Corporation/Corporation Technologie Au Courant.  Our corporate offices are located at 1430 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.  Our phone number is 604-684-2727 and out website is: www.current-technology.com (which is currently under construction).

For the past several years the Company has focused on the development and distribution of electrotherapeutic products.  Specifically the Company has focused on ElectroTrichoGenesis (“ETG” or “ETG Treatment”) and CosmeticTrichoGenesis (“CTG” or “CTG Mark 5”) and collectively referred to as TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

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

As described below, the Company has entered into an exclusive distribution agreement with an entity based in the United States for the placement on a revenue sharing basis of its TrichoGenesis platform products in the United States, Canada, South America (excluding Brazil), Europe and Russia. The Company is working in concert with its United States based distributor to attempt to lower the cost of ETG devices and CTG units by having non-proprietary components of the chair and hood manufactured in China. However, ETG treatments are presently available in a number of countries throughout the world, although it is not currently available in the United States.

On January 31, 2008, we entered into a securities purchase agreement with Celevoke, Inc (“Celevoke”).  Under the agreement we were obligated to purchase 102 shares of Celevoke common stock in five installments for an aggregate purchase price of $2.5 million.  We completed the acquisition on May 23, 2008 by making the final installment payment.

Celevoke is a distributor of a proprietary global positioning system (“GPS”) developed by LunarEYE.  The technology utilizes the integrated use of telecommunications and informatics to enable users to remotely monitor, track, control and protect a wide variety of asset classes such as, automobiles, and other motorized vehicles, shipping containers, covert vehicles used for law enforcement, and even people.  This technology is referred to as “Telematics.”  We believe that Celevoke has a number of attributes that may lead to success in the marketplace, including its technology and products, its non-exclusive worldwide license with the patent holder, a functioning network operations center and established relationships with a number of channels of distributions.  We are hopeful that Celevoke is poised to become a market leader in the global market for Telematics, which some third parties project to be a $38.3 billion industry by 2011.

Going forward we expect that the Company will primarily focus on developing and promoting the GPS asset-tracking technology and products through Celevoke.   However, the Company plans to continue efforts to develop and promote our TrichoGenesis products and technologies through distributors.

Ongoing Initiative – Hair Envy

The Company has granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (Hair Envy), located in Carpinteria, California.   During Phase One, it was originally intended a total of 10 CTG units would be delivered to selected salons and spas located primarily in the corridor between Santa Barbara and San Diego, California.  The first five CTG units were delivered to a storage facility in Los Angeles, California during March 2007.  Subsequent to crossing the US border, the Food and Drug Administration (FDA) placed an administrative hold on the five units. The FDA released the administrative hold in June 2007 and Hair Envy placed four of the units in selected locations. The fifth unit was shipped to a manufacturer in China.  Revenue for the first five CTG’s was recognized during Q2 of 2007, after the units were released by the FDA.

The agreement with Hair Envy is based on a revenue sharing model.  The Company sells its units to Hair Envy at cost and they are placed in selected locations with retail revenue split three ways: the Company, Hair Envy and the retailer, normally a salon or spa.  Working in concert with Hair Envy, the Company uses its proprietary communication technology, which is included in all operating units, to monitor usage.  The revenue sharing model reduces revenue and gross profits in the short run (because the units are sold at cost), but may result in more revenue generation in the long run as utilization and therefore shared revenue grows over time.

Under the revenue sharing model, both the Company and Hair Envy benefit from a lower manufacturing price, because more units can be placed into operation for the same capital investment.  Therefore, the Company and Hair Envy concluded the appointment of an offshore manufacturer to manufacture all but the proprietary components of the TrichoGenesis platform products would be mutually beneficial.  To that end, rather than purchase the second five units from the Company in Phase one, it was agreed multiple manufacturer’s prototypes would be built in China, with the objective of reducing significantly the cost of manufacturing all such products.  The second round of prototype manufacturing is complete, and in June 2008 the Company inspected and approved the prototype.  The next step prior to commencement of ongoing manufacturing in China is a factory inspection to be conducted by Canadian Standards Association International as part of its certification process.  The Company anticipates the factory inspection and certification process to occur during August 2008, although delays may occur or the certification may not be complete for several months.  Once the certification process is completed, we believe Hair Envy plans to immediately order up to 200 units and roll out CTG nationally in the United States.

The Company has contributed $17,000 of the revenue generated from the sale of the first five units to this prototyping process being conducted in China.  In return, the Company has the right to purchase inventory from the manufacturer (at a price equal to cost plus fifteen percent) and sell that inventory in jurisdictions not covered by Hair Envy's distribution agreement (which will initiate and pay for directly the manufacturing process in China).  Hair Envy owes the Company a balance of $20,500 for the first five units, pursuant to its agreement.  While the Company believes Hair Envy will ultimately pay the amount owed, it has no direct control over the prototyping process in China nor over the factory certification process, and therefore cannot be certain Hair Envy will elect to order further higher priced units from the Company if the manufacturing initiative in China is unsuccessful. Therefore it has reserved the full amount of the receivable as an allowance for doubtful accounts.

On July 30, 2007, recognizing that Hair Envy is negotiating with a number of companies in the salon and spa space that have significant international operations, the Company granted Hair Envy exclusive distribution rights to Canada, South America (excluding Brazil), Europe and Russia.  The expanded relationship is based on the United States revenue sharing agreement, with certain adjustments to reflect the more complex nature of international operations.  As a result of the expanded territory granted to Hair Envy, the Company is no longer seeking financing for its wholly owned subsidiary Current Technology (UK) Ltd., which has not commenced material operations.

On February 12, 2007, the Company issued warrants to Hair Envy to purchase 2,500,000 common shares, exercisable at $0.125 per share for five years, with the following vesting provisions: 750,000 upon issuance; 750,000 upon payment of the tenth unit; and 1,000,000 upon ordering of 200 units.  The warrants have a cashless exercise provision; 750,000 warrants are vested to date.

On-Going Initiatives - Trichogenesis Products

TrichoGenesis platforms are operating in 18 countries around the world: Canada, United States*, Mexico, Argentina, Chile, Venezuela, Korea, Thailand, Singapore, Indonesia, Australia, New Zealand, Ireland, Poland, Greece, Cyprus, Turkey and Kuwait.

[*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices]

As noted above, the Company has granted Hair Envy exclusive distribution rights to Canada, South America (excluding Brazil), Europe and Russia.  Although Hair Envy advises there are ongoing negotiations with organizations in the salon and spa space with international reach, its primary focus has been preliminary introduction of CTG in California and working with a manufacturer in China to dramatically reduce the capital cost of the units.  Therefore there has been no meaningful commercial activity resulting in revenue to the Company from areas outside of the United States which are a part of Hair Envy’s exclusive territory.  With respect to areas outside of Hair Envy’s territory, the Company continued to work reasonably effectively with its distributor in Turkey.  Although no additional territory was granted, the distributor continues to express the desire to expand its reach into the Gulf States.  The Korean Food and Drug Administration approval process is ongoing, at the expense of a Korean distributor of cosmetic and medical devices. The formal medical approval process is also underway in Argentina.  Exclusive distribution agreements covering Hong Kong and Malaysia were terminated for lack of performance.

On-going Initiatives – Spy-N-Tell

On April 26, 2007 the Company announced the formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture (the “JV”) with the Real Security Company Ltd. (TRSC), a private company located in Kelowna, British Columbia, of the Division’s first product, Spy-N-TellTM.  The Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

The product has not generated the level of market acceptance originally anticipated, so the JV and the Company have taken the following steps and/or made the following decisions:  in the third quarter

of 2007 the 5,000 units of inventory purchased by the Company on behalf of the JV were written off.   In addition, the Company has expensed legal fees associated with the JV.  The total of these amounts is $59,576, recorded in the financial statements as write-down of assets; in order to maintain its exclusivity, the JV must make certain minimum purchases.  Under the circumstances, the JV has elected not to make such purchases until orders have been received, as to the extent it controls the brand identity Spy-N-TellTM, it does not believe lack of exclusivity will be a detriment to future activities; the JV has launched an updated and enhanced website which may be viewed at www.spyntell.com. It is anticipated the website may be used as the focal point for a test marketing campaign; and finally, to incentivize both parties, the JV agreement has been amended to reflect the following: the party providing the lead for a sale is to receive a commission of 10% of net selling price, such amount not to exceed 25% of the gross profit earned on the subject sale, and the foregoing commission is to be paid prior to the application of the 50-50 JV split.   As further consideration for its participation in the JV, the Company issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share (market price at the time of issuance) subject to the following amended vesting provisions:

Number of Warrants Vested	Company Portion of JV profit
500,000	$500,000
500,000	500,000
500,000	750,000
500,000	750,000
500,000	1,000,000
500,000	1,000,000
500,000	1,500,000
500,000	1,500,000
500,000	2,000,000
500,000	2,000,000
5,000,000

New Initiative – Celevoke

On January 31, 2008, the Company entered into a securities purchase agreement with Celevoke, Inc. (“Celevoke”) of Liberty, Texas.  Under the agreement, the Company was obligated to purchase 102 shares of Celevoke common stock for an aggregate purchase price of $2,500,000.  The 102 shares were to be purchased in four installments of 20 shares each and a fifth installment of 22 shares.  On May 23, 2008, the Company purchased the installment final 22 shares and now owns 51% of the voting stock of Celevoke.

The Company has issued the three principals of Celevoke performance based options an aggregate of 50 million Company shares at $0.14 per share, subject to the following vesting provisions (12.5 million vested on closing of the securities purchase agreement):

Cumulative Net Pre-Tax Profit of Celevoke up to and including June 30, 2010	Cumulative Options to be Vested
$1,000,000	3,750,000
$2,000,000	7,500,000
$3,000,000	11,250,000
$4,000,000	15,000,000
$5,000,000	18,750,000
$6,000,000	22,500,000
$7,000,000	26,250,000

$8,000,000	30,000,000
$9,000,000	33,750,000
$10,000,000	37,500,000

To facilitate the Celevoke transaction, on January 10, 2008 we entered into a securities purchase agreement with MSGI Securities Solutions Inc. ("MSGI") whereby MSGI agreed to purchase 25 million Company units at a price of $0.10 per unit for a total of $2.5 million, payable at the rate of $500,000 agreed upon installment dates.  Each unit consisted of one share of Company common stock and one warrant to acquire one share of Company common stock.  As partial consideration for the $2.5 million investment which was to be paid on a pre-determined time line, we agreed to negotiate additional agreements to outsource 25% of the GPS asset-tracking business to MSGI for a period of three years and for Celevoke to grant MSGI a non-exclusive worldwide license.  None of these ancillary agreements were negotiated and the last $500,000 payment was not made by MSGI.  As a result on May 22, 2008, the Company informed MSGI that it believed MSGI lost any right to purchase the final 5.0 million units, and also lost certain other benefits it was to obtain when it entered into the MSGI agreement.  On May 23, 2008, the Company raised $500,000 through a separate third party and used the funds to make the final $500,000 payment to complete the Company’s acquisition of  a 51% interest in Celevoke.

Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace.  Celevoke operates a Network Operations Center in California capable of handling millions of customers.

Celevoke has entered into a non-exclusive worldwide license with LunarEYE, Inc. (LunarEYE), giving Celevoke the right to manufacture, market and sell its proprietary suite of Telematics products. The relationship between LunarEYE, Celevoke and Chuck Allen (CEO of both companies) is important, as it yields positive benefits to Celevoke and by extension the Company. Historically, LunarEYE sold its products into the marketplace.  However, LunarEYE is now focused on its role as a patent holder, and is no longer directly manufacturing, marketing or selling its products. Relationships with prior and potential customers are, therefore, being exploited by Celevoke.

During the quarter ended March 31, 2008 and the period to the date of this report Celevoke engaged in activities aimed to promote and distribute its GPS based asset-tracking technology and products.  The activities include:

•

On April 2, 2008 the Travelers Inland unit of the Travelers Companies, Inc announced an innovative risk control initiative with Celevoke that will allow Travelers customers the ability to purchase Celevoke’s Wireless Asset Tracking and Control systems at a discount.  Celevoke will develop a secure Website that will allow Travelers’ insured to track, monitor and manage the equipment outfitted with Celevoke’s proprietary GPS devices on a daily basis.  In the event of a theft, the ability to track equipment can lead to quick recovery.

•

Celevoke has formed Star One Telematica SA (Star One) to immediately market and sell Celevoke's proprietary Telematics solutions to the dynamic automotive market in Brazil. In order to jump start operations, Star One has hired certain former employees of Crown  Processamento De Dados SA (doing business in Brazil as Crown Telecom). Star One is 51% owned by Celevoke and 49% owned by Templar Investment & Acquisitions B.V. (Templar). Both Templar and Crown have agreed all future Telematics business of any nature whatsoever will be conducted solely by Star One. Importantly, the Federal Government of Brazil has

mandated that effective August 1, 2009 all new factory produced or imported automobiles must be equipped with anti-theft devices and tracking systems.

•

Celevoke has appointed 20th Century Fox Federal Credit Union through DMC a distribution channel partner for its proprietary Telematics solutions.  20th Century Fox Federal Credit Union confirmed they will be marketing Celevoke's GPS tracking systems not only to its thousands of members, but to the hundreds of credit unions which are members of the National Association of Federal Credit Unions.

•

On May 30, 2008 the Company announced Celevoke has completed a definitive distribution agreement with the Real Security Company Ltd. and shipped 700 units.

•

As an ongoing part of its sales and marketing initiative, Celevoke is participating in trade shows and industry events designed to broaden awareness of  its proprietary technology.  In addition, Celevoke plans to join industry associations which should provide the opportunity to educate owners of various assets classes about the benefits of using its proprietary technology.

We are optimistic that through our equity interest in Celevoke that the Company will begin to recognize revenues through Celevoke in the third quarter of fiscal 2008.  However, there can be no assurance that the business operations conducted through Celevoke will ultimately be successful or generate revenues by a given time, if at all.

Competition

With regard to its TrichoGenesis products the Company potentially competes with a number of products within the industry in the form of lasers, lotions, creams, pills, surgical intervention (hair transplants) and hair replacement systems (wigs and toupees).  These products are produced by a range of companies from major pharmaceutical companies with greater resources than the Company such as Merck Co. Inc. (Propecia™) and Pharmacia & Upjohn International (Rogaine™) to local purveyors of folk remedies.

With regard to the GPS products produced by and through Celevoke the Company competes with existing companies that produce asset tracking technology and products, many of whom such as LoJack Corporation, have significantly greater resources than the Company.

Patents, trademarks, and licenses

 We own and maintain a portfolio of intellectual property assets, which we hope to continue to build. We believe that our intellectual property assets create great value to the Company and therefore we are taking steps to protect those assets through trademark, copyright, trade secret, and trademark laws of the United States and through contractual agreements.

In addition to 4 issued patents in the United States, there are 12 issued in 12 countries including Canada, New Zealand, the United Kingdom, Germany and Japan. The Company is most reliant upon its United States patents for future growth. Design patents and/or industrial design registrations have been granted in 14 countries including the United States and most European countries, amongst others.  Trademarks protecting both the stylized CTC and ETG logos have been granted in 31 countries.  Further Trademarks protecting ElectroTrichoGenesis, CosmeticTrichoGenesis and the CTG logo have been granted in Japan and the European Union (25 countries) with CosmeticTrichoGenesis being granted in the United States. Further trademarks for ElectroTrichoGenesis, CosmeticTrichoGenesis and CTG logo have been granted in Japan and the European Union (25 countries) and the trademark CosmeticTrichoGenesis has been granted in the United States.

As described above Effective as of December 31, 2006 Celevoke entered into a non-exclusive worldwide license with LunarEYE giving Celevoke the right to manufacture, market and sell its proprietary suite of Telematics products.  This agreement is for an initial eight year term.  As the Company focuses on developing and promoting the GPS asset-tracking technology and products through Celevoke, we will be dependent on this license agreement.

 Effect of existing or probable government regulations on the Company’s business.

        The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials of pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, based on FDA requirements, companies must limit advertising materials to discussions of FDA-approved uses and claims.   The marketing of the Company’s TrichoGenesis is subject to regulatory authorities in the United States, including but not limited to the FDA and FTC.

In July 1994, the FDA advised that on the basis of its review of the PMA, certain deficiencies existed which caused the FDA to determine its review could not continue.  The Company believes that it can address the majority of the deficiencies, but it could not provide the further data to support safety and efficacy for prolonged use within the response period required by the FDA.  As a result the Company elected to voluntarily withdraw the PMA. No ETG sales or marketing can take place in the US unless and until FDA approval is obtained.  The Company has no current plans to commence the formal FDA approval process.

In January 1995 the Company was advised by Health Canada (Health Protection Branch) that it was satisfied with the notification materials submitted for the ETG device.  Health Canada's acceptance of notification materials is the final regulatory procedural step required for marketing a medical device in Canada.  The notification materials include Device Monograph, Directions for Use, Labels and Operator's Manual.

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

During the last quarter of 2004 KEMA Quality B.V., Arnhem, The Netherlands, conducted audits and examinations in accordance with the applied conformity assessment procedures and determined that the quality systems maintained by the Company and its ETG Mark 1 (ElectroTrichoGenesis) electric pulse stimulator for the treatment of hair loss comply with the requirements of EC-directive 93/42/EEC and amendments thereto.  Therefore, KEMA issued certificate number 2076469CE01 valid until March 1, 2008 authorizing Current Technology to affix the “CE Marking of Conformity Medical Devices” to its ETG Mark 1. In March  2008, KEMA completed its annual surveillance audit, with a positive outcome.

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

The CTG Mark 5 has been issued the following:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance-Skin Care certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been issued the following:

i)

KEMA Quality B.V. CE Marking of Conformity Medical Devices.  The certificate was valid until March 2008 and the Company successfully completed a renewal audit March 20, 2008.

ii)

CSA International Certificate of Compliance as Class 8750 01 and Class 8750 81 medical electrical equipment.  Date of issue September 23, 2005.

iii)

CSA International CB Test Certificate under IEC 60601-1.  Date of reissue October 19, 2005.

iv)

KEMA – Registered Quality Inc.  ISO 13485:2003.  The certificate is valid until February 25, 2009.

Health Regulatory:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been approved as a medical device in the following countries:  Canada, New Zealand, Mexico, Chile, Singapore, Thailand, Indonesia and Turkey.  In addition, the CE Marking of Conformity Medical Devices provides coverage in the European Community and many other countries around the world, with the exception of the United States.  The formal medical approval process is underway in Korea and Argentina, at the expense of the in country operators.

Research and Development

During the last three fiscal years research and development expenses were as set forth in the following table:

Year ended December 31,	Research and development expenses
2007	$56,987
2006	$70,683
2005	$86,009

Our principal research and development expenses during the years ended December 31, 2007, 2006 and 2005 consisted of work being performed on product development and ongoing testing for our TrichoGenesis platform products.

Geographic Summary  TrichoGenesis platform products are presently operating in the following countries:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Indonesia Thailand Singapore Australia New Zealand

Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

Principal Markets:

The breakdown of the Company’s revenue by region is as follows :

	2007	2006	2005
Asia Pacific Region	$ 23,511	$115,387	$249,496
Europe	158,787	131,795	22,868
The Americas	94,282	86,188	138.163

	$276,580	$336,370	$410,527

Trend Information

As discussed elsewhere in this annual report the Company’s revenue declined in fiscal 2007 by $59,790.  The reduction in revenue in fiscal 2007 was primarily the result of reduced distribution in the Asia Pacific region, which resulted in decreased sales of our TrichoGenesis products.  During our 2008 fiscal year the Company has begun to focus on the promotion and distribution of GPS asset-tracking technology and products through Celevoke.  The Company is optimistic that through our equity interest in Celevoke that the Company will begin to recognize revenues through Celevoke in the third quarter of fiscal 2008.  Should the Company recognize these revenues in the third or forth quarter of fiscal 2008 it may have a material effect on the Company’s net sales and revenues, income from continuing operations, profitability and liquidity that may cause the Company’s financial information that has been reported in this annual report and previously to not necessarily be indicative of future operating results.

Employees

As of June 16, 2008 we have four full time employees.

Organizational Structure

As of December 31, 2007 the Company had one wholly owned inactive subsidiary:  Current Technology (UK) Ltd.  In May 2008 the Company completed the acquisition of 51% of the voting stock of Celevoke.  In April 2007 the Company formed a 50-50 joint venture, SpyTell Security Limited Partnership, to market and sell the Spy-N-TellTM intrusion detection system.

ITEM 1A RISK FACTORS

Our securities are highly speculative and involve a high degree of risk, including among other items the risk factors described below.

RISKS RELATED TO OUR BUSINESS

Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

The Company incurred a net loss of $1,548,152 for the year ended December 31, 2007 (2006:$1,424,636; 2005:$1,624,448). The Company has reported recurring losses since inception which have resulted in an accumulated deficit of $28,660,295 at December 31, 2007 (2006:$27,112,143). The Company has relied and will continue to rely on debt and/or equity financing and/or the sale of certain rights for consideration including cash. There is no certainty that additional debt and/or equity financing and/or arrangements for the sale of rights will be available on reasonable terms or at all.

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

Our current business plan contemplates significant expansion, which we may be unable to manage.

To the extent that we are successful in implementing our business strategy, we may experience periods of rapid expansion in the future. If demand for any of our products grows suddenly, we may lack the resources to meet demand or we may be required to increase our capital spending significantly. Our ability to manage growth effectively will require us to continue to implement and improve our management, operational and financial information systems, and will require us to develop the management skills of our personnel and to train, motivate and manage our employees.  Our failure to effectively manage growth could increase our costs of operations and reduce our margins and liquidity, which could have a material adverse effect on our business, financial condition and results of operations.

There is no certainty that our key project will be operationally successful or profitable.

Going forward we will be highly dependent upon the success of the promotion and distribution of products utilizing the GPS asset-tracking technology distributed by Celevoke.  Although we are optimistic that there is a large demand for this technology and that we are poised to capitalize on that demand, if that demand does not materialize to the extent that we project or we are not successful in promoting and distributing our technology this will have a material adverse effect on the Company’s financial results.

Our growth depends in part on the development, production and market acceptance of new products which we cannot assure will happen successfully.

To become and remain competitive in our industries we must support and enhance our existing products and develop new products in response to market demands. Product development involves a high degree of risk and uncertainty due to unforeseen difficulties and costs. We may not be successful in developing, marketing and releasing new products that we believe are necessary to respond to technological developments, evolving industry standards or changing customer requirements. In addition, our new product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenue. If the release date of any future products or enhancements is delayed, or if these products or enhancements fail to achieve market acceptance when released, our revenue may decrease, we may not be able to recover our costs and our competitive position may be harmed.

Any negative impact on the sales, licensing and marketing efforts of our products would adversely affect our business and results of operations.

Going forward we believe our business will primarily depend on the sale, licensing and market acceptance of GPS tracking-related products and technologies distributed through Celevoke.  Because going forward our revenue will primarily be dependent on the success of these products and technologies, any factor affecting their marketability could have a material adverse effect on our business and results of operations. Factors that could harm the successful sale and licensing of the products and services include, among others:

•

If automobile dealers, equipment manufactures and owners, insurance carriers, do not purchase, incorporate, or emphasize our products;

•

If we are unable to establish a market for our products and technologies in certain countries, especially Brazil;

•

If our foreign licensees are unable to establish a market for our products and technologies in their jurisdictions;

•

If we are unable to develop enhancements to our products and technologies as required by market demand;

•

If we are unable to protect our proprietary rights;

•

If one or more of our competitors introduces a product or system that makes our products and technologies obsolete or ineffective; or

•

If third parties are able to locate or impair the function of Celevoke’s products and technologies in vehicles and other equipment that adversely affects the functionality or purpose of the technology and products.

If our competitors or manufacturers develop products, systems or technologies that make our products less competitive or obsolete, our business would be harmed.

In recent years, the number of companies developing and marketing wireless communications and GPS products that have security applications used directly in vehicles and other equipment has expanded considerably. We compete with other makers of stolen vehicle and item recovery devices. We believe we also face competition from all products which are sold by automobile dealers and others manufacturers in the after-market space, including makers of vehicle and equipment security devices, GPS products and navigation systems.

Several competitors or potential competitors are marketing, or have announced the development of, competitive vehicle recovery systems and products aimed at our target market. In addition, we believe that new market entrants may attempt to develop a system of theft detection or recovery that may be directly competitive with our products. Some of our existing or potential competitors have greater financial, technical, marketing, service and support resources than we have and, as a result, are able to devote greater resources to the development, promotion, sale and support of their systems and products than we are able to devote to our systems and products.

Competitive pressures could cause us to lose market share and require us to reduce our prices, which could reduce profit margins. This could cause a decline in our revenue and adversely affect our operating results. We cannot ensure that we will be able to compete successfully against existing companies or new entrants to the marketplace.

We operate in new and rapidly evolving markets where rapid technological change can quickly make products, including those that we offer, obsolete.

The markets we operate in are subject to rapid advances in technology, continuously evolving industry standards and regulatory requirements, and ever-shifting customer requirements. The machine to machine (“M2M”) wireless data communications field, in particular, is currently undergoing profound and rapid technological change.

To become and remain competitive, we support research and development efforts intended to bring new products to the markets that we serve. However, those efforts may be capital intensive. If we are unable to adequately fund our research and development efforts, we may not be successful in keeping our product line current with advances in technology and evolving customer requirements. Even with adequate funding, our development efforts may not yield any appreciable short-term results and may never result in products that produce revenues over and above our cumulative development costs or that gain traction in the marketplace, causing us to either lose market share or fail to increase and forego increased sales and revenues as a result.

We are dependent on a number of third party network service providers, manufacturers and suppliers of our products and product components, the loss of any one of which could adversely impact our ability to service or supply our customers.

The loss or disruption of key telecommunications infrastructure services and key wireless network services supplied to the Company would unfavorably impact our business model and ability to adequately service our customers.

We outsource the manufacturing of our products to independent companies and do not have internal manufacturing capabilities to meet the demands of our customers. Any delay, interruption, or termination of the manufacture of our products could harm our ability to provide our products to our customers and, consequently, could have a material adverse effect on our business and operations. The manufacture of our products requires specialized know-how and capabilities possessed by a limited number of enterprises. Consequently, we are reliant on suppliers for the manufacture of key products and product components. If a key supplier experiences production problems or financial difficulties, we may not be able to obtain enough units to meet demand, which could result in failure to meet our contractual commitments to our customers, further causing us to lose sales and generate less revenue. If any of our products or product components contain significant manufacturing defects that the existing manufacturer or supplier is unable to resolve, we could also have difficulty locating a suitable alternative manufacturer or supplier. Related efforts to design replacement products or product components could also take longer and prove costlier than planned, resulting in lost sales and reduced.

We operate internationally, which subjects us to international regulation and business uncertainties that create additional risk for us.

We are currently doing business a range of countries including Canada, the United States, Mexico and Brazil.  Accordingly, we are subject to additional risks, such as:

•

Export control requirements, including restrictions on the export of technology and products;

•

Currency exchange fluctuations;

•

Potentially longer receivable collection periods and difficulty in collecting accounts receivable;

•

Trade restrictions and tariffs; and

•

Difficulties in staffing and managing international operations.

In addition, the laws of certain countries do not protect our hardware as much as the laws of the United States, which may lead to the potential loss of our proprietary technology through theft, piracy or a failure to protect our rights. The combination of these factors may have a material adverse effect on our future international sales and, consequently, on our business and results of operations.

Certain of our products are subject to regulatory approval and if we fail to obtain FDA approval, we cannot market certain products in the United States.

 The Company has commenced marketing its cosmetic product CTG in the United States.  The marketing of CTG is subject to regulatory authorities in the United States, including but not limited to the FDA and FTC.  These agencies may seek to limit or deny the Company the ability to market CTG as a cosmetic product.  The Company must also receive regulatory approval to market its medical product ETG in the United States.  The Company has not applied, and does not intend to apply, for such regulatory approval in the United States. Consequently, there can be no guarantee as to either if, or when, such approval may be obtained.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results.

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

We risk exposing ourselves product liability claims, which could adversely affect our working capital, shareholders’ equity and profitability.

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

TrichoGenesis products have historically been negatively perceived by the general public.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Company has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Company’s technology can be achieved.

We are dependent on our key personnel, and the loss of any could adversely affect our business.

We depend on the continued performance of the members of our management team, particularly Robert Kramer. If we lose the services of Mr. Kramer or Chuck Allen, and are unable to locate suitable replacement(s) for Mr. Kramer or Mr. Allen in a timely manner, it could have a material adverse effect on our business. We do not have, and we do not expect to obtain, key man life insurance for any members of management in the foreseeable future.

RISKS RELATED TO OUR SECURITIES

We may require additional capital in the future and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We have a history of operating loses and have depended on funds raised through the sale of equity and debt securities to maintain our operations.  We may need to raise additional funds to continue our operations.  There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares may cause dilution to your investment and could also cause the market price of our common stock to decline.

We did not complete the implementation of a framework by which we were able to adequately assess our internal controls over financial reporting and accordingly we identified a material weakness in our internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess our internal controls over financial reporting (“ICFR”) pursuant to a defined framework.  Because of our size and limited financial resources, we did not complete the implementation of all aspects of Section 404 regarding

ICFR.  Our failure to be able to assess those controls pursuant to an approved framework resulted in the identification of a “material weakness.”  As a result of not being able to fully implement the requirements of Section 404 the Securities and Exchange Commission may deem this annual report, and any subsequent reports we file pursuant to the 1934 Act, to be incomplete.

We do not plan to pay dividends on our common stock.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Accordingly, investors in our common stock must rely upon subsequent sales after price appreciation as the sole method to realize a gain on an investment in our common stock. There are no assurances that the price of our common stock will ever appreciate in value particularly if we continue to sustain operating losses. Investors seeking cash dividends should not buy our common stock.

We currently have a limited trading market as there is limited liquidity on the OTC Bulletin Board which may impact your ability to sell your shares.

Currently our shares of our Common Stock are traded on the NASD — OTC Bulletin Board. However, there is limited trading volume in our shares. When fewer shares of a security are traded on the OTC Bulletin Board, price volatility may increase and price movement may outpace the ability of the OTC Bulletin Board to deliver accurate quote information. If low trading volumes in our common stock continue, there may be a lower likelihood of orders for shares of our common stock being executed, and current prices may differ significantly from prices quoted by the OTC Bulletin Board at the time of order entry.

Our common stock is subject to the penny stock rules which will limit the market for our common stock and increase the cost of sale because of additional broker compensation.

Because our stock is traded on the NASD-OTC Bulletin Board, if the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

There may be a greater risk of fraud on the NASD-OTC Bulletin Board.

NASD-OTC Bulletin Board securities are frequently targets for fraud or market manipulation because they are not regulated as closely as securities listed on exchanges. Dealers may dominate the market and set prices that are not based on competitive forces. Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of market prices. While there is regulation of the NASD-OTC Bulletin Board, it is not as comprehensive as the regulation of the listed exchange. If this should occur, the value of an investment in our common stock could decline significantly.

ITEM 2.  DESCRIPTION OF PROPERTY

Our corporate office is located in Vancouver British Columbia.  We currently lease this office space at a rate of $2,733 per month.  The corporate office for Celevoke is 1308 North Main Street, Liberty, TX 77575, which is rented at a rate of $1,800 per month.

ITEM 3. LEGAL PROCEEDINGS

Not Applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable

PART II

ITEM 5.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER

MATTERS

Share Capital

The Company is authorized to issue an unlimited number of shares of Common Stock.  As of December 31, 2007 103,872,023 shares of our common stock were issued and outstanding, and as of June 19, 2008 there were 130,371,653 shares of our common stock were issued and outstanding. The Company is also authorized to issue an unlimited number of Class A Preference shares without par value.  As of December 31, 2007 (and as of the date of this report) no Class A Preference shares have been issued.

During the year ended December 31, 2007, the Company issued 23,020,000 shares of common stock.

Number of Shares
Balance, beginning	80,872,023
Common Shares Issued -
- For cash	21,750,000
- For settlement of services provided	1,270,000

Balance, ending	103,892,023

Shares of our common stock trade on the NASD – OTC Bulletin Board.   Trading on NASD OTC BB commenced March 2, 1995. As of June 16 2008, there were approximately 481 holders of record of our common stock. This does not include persons who hold our common stock in brokerage accounts and otherwise in ‘street name.’

        Our transfer agent is Computershare Investor Services Inc.

        The tables below sets forth the high and low closing prices of the Company’s Common Stock during the periods indicated as reported on Yahoo Finance (http://finance.yahoo.com). The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions.

Year Ended	High	Low
December 31, 2007	$0.16	$0.07
December 31, 2006	$0.38	$0.08
December 31, 2005	$0.355	$0.15
December 31, 2004	$0.41	$0.19
December 31, 2003	$0.47	$0.19

Quarter ended	High	Low
March 31, 2008	$0.25	$0.10

March 31, 2007 June 30, 2007 September 30, 2007 December 31, 2007	$0.16 $0.15 $0.12 $0.14	$0.09 $0.08 $0.08 $0.07

March 31, 2006	$0.38	$0.28
June 30, 2006	$0.37	$0.16
September 30, 2006	$0.25	$0.16
December 31, 2006	$0.25	$0.08

During the most recent six months the high and low sales prices for the Company’s common stock on were as follows:

	High	Low
May 2008	$0.43	$0.31
April 2008	$0.29	$0.20
March 2008	$0.18	$0.25
February 2008	$0.21	$0.14
January 2008	$0.15	$0.10
December 2007	$014	$0.07

The closing price of the Common Stock as reported on June 16, 2008, was $0.30 per share.

Currency and Exchange Rate Information

 Effective December 31, 2007, the Company changed its reporting currency to the U.S. dollar from the Canadian dollar. This change was made because the Company's sales, convertible debt, private placements of equity securities, warrants and options are all denominated in the U.S. dollar.  The financial statements of the Company for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, which are based on the Canadian functional currency, have been translated into the U.S. reporting currency.

Information regarding the exchange rate between United States dollars and the Canadian dollars is as set forth below:

Exchange Rates	High	Low
2007	1.1789	0.9716
2006 2005 2004 2003	1.1621 1.2590 1.3829 1.5442	1.1132 1.1646 1.2004 1.3170

May 2008	1.0030	0.9960
April 2008	1.0179	1.0100
March 2008	1.0035	0.9964
February 2008	1.0033	1.0060
January 2008	1.0149	1.0060
December 2007	1.0033	0.9960

Dividends

Holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend distribution.  Since its inception the Company has not declared or paid cash or other dividends on its Common Stock.  The Company has no plans to pay any dividends, although it may do so if it’s financial position changes.

Securities Authorized Under Equity Compensation Plans Information

From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, the Board of Directors of the Company adopted the 2004 Stock Option and Stock Bonus Plan (the “Plan”), under which 3,000,000 shares of Common Stock were initially reserved for issuance upon the exercise of options (“Options”) or the grant of stock bonuses (“Bonuses”).  However, on January 30, 2008 the Board of Directors adopted an amendment to the Plan increasing the number of shares reserved under the Plan to 53 million shares and then on July 3, 2008 adopted another amendment to the Plan increasing the shares reserved under the Plan to 58 million shares.   The Plan includes two types of Options. Options intended to qualify as incentive stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) are referred to as “Incentive Options.” Options which are not intended to qualify as Incentive Options are referred to as “Non-Qualified Options.” Bonuses, which may also be granted under the Plan, are the outright issuance of shares of Common Stock.

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

The following table gives information about the Company’s Common Stock that may be issued upon the exercise of options, warrants and rights under the Company’s compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance

Equity compensation plans approved by security holders	500,000 (1)	$0.25	2,500,000

Equity compensation plans not approved by security holders	9,045,000 (2)	0.10	---

Total	9,545,000	$0.12	2,500,000

____________

(1)

options to acquire shares of common stock under the 2004 Stock Option and Stock Bonus Plan.

(2)

options to acquire shares of common stock outside the 2004 Stock Option and Stock Bonus Plan.

Recent Sales of Unregistered Securities

Following are descriptions of all unregistered equity securities of the Company sold during the last fiscal quarter, excluding transactions that were previously reported on a Current Report on Form 8-K or in a quarterly report on Form 10-Q.

On May 22, 2008 the Company issued 1,456,000 shares of common stock at a price of $0.15 per share upon the exercise of warrants.  We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for this issuance.  No commissions or other remuneration were paid in connection with this issuance.

On May 22, 2008 the Company issued 50,000 shares of common stock at $0.10 per share upon the  exercise of warrants.  We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for this issuance.  No commissions or other remuneration were paid in connection with this issuance.

On May 26, 2008 the Company issued 75,000 common shares of common stock at a price equivalent to $0.25 per share.  These shares were issued in consideration for services provided to the Company.  We relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for this issuance.  No commissions or other remuneration were paid in connection with this issuance.

On May 27, 2008 the Company issued 2,000,000 units at $0.25 per unit for total gross proceeds of $500,000.  Each unit consisted of one share of common stock and one warrant.  Each warrant is exercisable into one additional common share for $0.50 expiring May 21, 2013.  The units were issued to an accredited investor and we relied on the exemptions provided by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder for this issuance.  No commissions or other remuneration were paid in connection with this issuance.

ITEM 6.  SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and notes thereto contained in Item 8. “Financial Statements and Supplementary Data” of this report.  The data from fiscal years prior to 2005 is reflected in Canadian dollars and therefore would not provide a meaningful comparison to the information presented below. The historical results are not necessarily indicative of results to be expected in any future period.

	2007	2006	2005
Revenue	$276,580	$336,370	$410,527
Operating loss	$1,496,144	$1,390,454	$1,624,448

Net loss	$1,548,152	$1,424,636	$1,624,448
Total Assets	$190,373	$235,428	$618,449
Long term debt	$1,121,489	$1,035,757	$932,613
Dividends	Nil	Nil	Nil
Net loss per share	$0.02	$0.02	$0.02

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement about Forward-Looking Statements

This Form 20-F contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). Certain statements contained in this report that are not historical facts constitute forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act.  Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied.  All statements, other than statements of historical facts, included in this report that address activities, events, or developments that our management expects, believes, hopes or anticipates will or may occur in the future are forward looking statements.  Any forward-looking statements speak only as of the date made.

The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on these forward-looking statements.

Results of Operations

On December 31, 2007, we had a working capital deficiency of $156,570, as compared to a working capital deficiency of $243,864 at December 31, 2006, for a total decrease in working capital deficiency of $87,294.  This deficiency was the result of the following:

•

 a $11,587 decrease in cash;

•

a $27,617 increase in accounts receivable primarily reflecting sales to Hair Envy;

•

a $39,478 decrease in inventory primarily because no new units were manufactured in

2007;

•

a decrease in prepaid expense of $71,019 because amounts recorded as prepaid expense as

at December 31, 2006 were ultimately transferred to inventory, once the units being   manufactured were paid for in full and came under the Company’s control; and

•

a $49,412 increase in subscription receivable which was collected in January 2008.

As of December 31, 2007 our accounts payable and accrued liabilities decreased by $112,130 compared to December 31, 2006 as private placement proceeds were partially used to reduce liabilities; and unearned revenue decreased by $20,219 to nil on December 31, 2007.

With respect to the long term portion of the balance sheet, the convertible promissory note increased by $85,732 as a result of accrued interest from $1,035,757 on December 31, 2006 to $1,121,489 on December 31, 2007.  Stockholders’ Deficiency decreased $1,562 from $1,279,621 on December 31,

2006 to $1,278,059 on December 31, 2007 primarily as a result of: a $1,138,300 increase in share capital as shares were issued on the closing of a private placement which was more than offset by the net loss of $1,548,152.  Additional paid in capital increased by $629,869 as a result of the recording of stock based compensation resulting from the issuance of options and warrants.  Accumulated other comprehensive income decreased by $162,213 from the recording of the effect of currency translation.  The subscription liability was reduced from $84,140 in 2006 to $27,898 in 2007.

Consolidated Statement of Loss and Deficit.  The Company’s revenue has declined in each of the past three fiscal years, from $410,527 in fiscal 2005 to $336,370 in fiscal 2006 to $276,580 in fiscal 2007.  On a geographic basis, revenue generated from Europe and the Americas was approximately the same in 2007 as 2006.  The reduction in revenue in fiscal 2007 was primarily the result of reduced distribution in the Asia Pacific region, which resulted in decreased sales of our TrichoGenesis products.  The reduction in revenue from fiscal 2005 to fiscal 2006 was also primarily the result of a reduction in sales in the Asia Pacific and the Americas region.

The Company’s expenses in fiscal 2007 increased from fiscal 2006 by approximately $36,000.  Expenses have decreased from fiscal 2005 (a decrease of almost $200,000 from fiscal 2005 to 2007) During fiscal 2007, approximately 32% of the Company’s expenses were stock-based, as compared to 26% in fiscal 2006 and 25% in fiscal 2005, as evidenced by the following:

	Total	Stock based	Cash based
Accretion interest expense	150,164	-	150,164
Bank charges and interest	3,657	-	3,657
Consulting	301,170	232,413	68,757
Corporate communications	85,022	-	85,022
Financing cost	4,899	-	4,899
Foreign exchange (recovery)	(171,961)	-	(171,961)
Interest on convertible promissory note	103,851	-	103,851
Interest on promissory note	-	-	-
Legal, auditing and filing fees	235,053	-	235,053
Marketing	61,796	60,625	1,171
Office	19,675	-	19,675
Other	21,299	-	21,299
Product development	15,688	-	15,688
Regulatory	9,035	-	9,035
Rent	62,278	-	62,278
Salaries and benefits	520,420	239,243	281,177
Telephone	23,064	-	23,064
Test and studies	56,987	-	56,987
Travel and automotive	47,172	-	47,172
	1,549,269	532,281	1,016,988

Stock based compensation expense in fiscal 2007 relating to the issuance of stock options accounted for $420,856 of the above $532,281 ($181,613 charged to consulting and $239,243 charged to salaries and benefits).  The balance of stock based consulting expense ($50,800) relates to payments made directly to consultants using stock rather than cash as consideration.  The $60,625 stock based marketing expense relates to the issuance of warrants to Hair Envy.

Although it appears salaries and benefits have increased by approximately $72,000 (2007 vs 2006), in fact on a cash basis, after deducting $239,243 stock based compensation in 2007 and adding back a portion paid as consulting fees rather than salaries and wages in 2007 (in 2006 $114,978 of stock based compensation was charged to salaries and wages), the cash basis year over year comparison are very similar.  Additionally, accretion interest for fiscal 2007 relates to the warrants issued as additional consideration for extending the convertible promissory note. Foreign exchange expense varies as a direct result of the relationship between the US dollar and the Canadian dollar.  The growth in legal audit and filing fees in fiscal 2007 as compared to fiscal 2006 and fiscal 2005 is a reflection of a more complex regulatory and reporting environment.

The foregoing decrease in both revenue and expenses (2007 vs 2006), resulted in an increase in loss before other items of $105,690 from $1,390,454 in 2006 to $1,496,144 in 2007. Other items increased in 2007 as compared to either 2005 or 2006 resulting in a Net Loss for all three years of approximately $1.5 million each year.  There were asset write-downs in both years 2007 and 2006 ($59,576  vs $34,182).

Consolidated Statement of Cash Flows  The fiscal 2007 funding of operating activities of $1,042,845 and investing activities of nil by net financing activities of $1,031,258 resulted in a net decrease in cash of $11,587. Comparatively in fiscal 2006 the Company had a net decrease in cash of $247,239 and an increase of $121,334 for fiscal 2005.  These changes in our net cash at each respective year end is primarily the result of the when the Company completed private placements of its securities.  The net cash provided by financing activities in fiscal 2007 equaled $1,031,258 compared to $292,512 in fiscal 2006 and $1,150,500 in fiscal 2005.  The statement further confirms the Company is operating at a loss and requires further injections of cash from outside sources.

Liquidity and Capital Resources

Since inception the Company has primarily financed its operations through the sale of equity and debt securities.  However, we have generated limited amounts of revenues from sales of our TrichoGenesis products.

As of December 31, 2007 we had a working capital deficiency of $156,570, as compared to a working capital deficiency of $243,864 at December 31, 2006, for a total decrease in working capital deficiency of $87,294.  As of December 31, 2007 we had cash and cash equivalents of $33,498 compared to $45,085 as of December 31, 2006 and $292,324 as of December 31, 2005.

For the year ended December 31, 2007 the Company experienced a net loss of $1,548,152 as compared to a net loss of $1,424,636 in fiscal 2006 and a net loss of $1,624,448 in fiscal 2005.  Our accumulated deficit is $28,660,295.

The Company has no material commitments for capital expenditures as at December 31, 2007 and has made no such commitments during the last six months.

Although we have recognized revenue each of the past three fiscal years we have relied in large part of funds raised in private placements to fund our operations.  During the year ended December 31, 2007 we raised approximately $1,087,500 through private sales of our equity securities.  Subsequent to December 31, 2007, the Company raised another $2,825,000 through the sale of equity securities.  However, of these funds an aggregate of $2,500,000 was used to fund the acquisition of our interest in Celevoke.  Since December 31, 2007 we have also received $223,400 upon the exercise of warrants.

We expect that with our current resources on-hand and the proceeds from the offerings conducted by the Company during the quarter and subsequently to be sufficient to cover our costs and expenses for approximately two months.  However, estimates for expenses may change in which case our capital would not be sufficient for this time period. We expect that we will begin to recognize increased revenues in fiscal 2008 from Celevoke’s business operations.  However, in the interim to continue to fund our business operations we will likely need raise addition capital through the issuance of equity or debt securities for working capital and general corporate purposes. If we need, or elect, to obtain additional debt or equity financing, but there can be no assurance that additional financing will be available on reasonable terms, if at all.  Therefore, the ability of the Company to continue as a going concern is likely dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Contractual Obligations

Below are summaries of the material agreements the Company has entered into during the last two fiscal years and subsequently.

There are no other material contracts to which the Company is a party in the preceding two years except for those contracts entered into in the ordinary course of business, the New Debt (described below), the 2004 Stock Option and Stock Bonus Plan and the lease agreement for the Company’s office space, which are all described above.

Agreements with Keith Denner

On September 11, 2000 the Company issued a convertible promissory note (the “2000 Note”) to Keith Denner a lender who owns over 18% of the issued and outstanding common shares of the Company.  As at December 31, 2005, total principal amount due under the 2000 Note amounted to $279,300, of which $125,500 was non-interest bearing and $153,800 with interest at a fixed rate of 10% per annum.  No advances were made under the 2000 Note in 2006.  The last principal advance was made in September, 2001. The 2000 Note was to mature on August 31, 2005.

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

On March 22, 2005, the Company restructured the 2000 Note pursuant to a Forbearance Agreement (the “2005 Restructuring”). Under terms of the 2005 Restructuring, the Company agreed to include accrual interest up to August 31, 2005 in the amount of $10,239 as part of the principal of the 2000 Note. As such the total principal of $347,488 was converted at $0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, Keith Denner received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at $0.05 and will expire on the later of January 9, 2007 or on the date which is one year and five business days after the Company repays the New Debt referred to below.

On December 31, 2003 the Company reached an agreement with Mr. Denner to restructure $644,000 indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling $644,000 (the “2003 Debt”), with an interest rate of 10% per annum, was due and payable as of January 2, 2005. A total of $24,000 was advanced under the 2003 Debt in 2004.  The 2003 Debt balance outstanding on December 31, 2004 was $733,471, including accrued interest.  Subsequent to December 31, 2004 and prior to the 2005 Restructuring, Mr. Denner advanced $76,456 for legal fees regarding the restructuring.  Including interest accrual to March 22, 2005 of $16,408, the total principal restructured on March 22, 2005 was $826,335.  This $826,335 promissory note (the “2005 Debt”) was restructured to include a conversion feature where the lender can convert each $0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The 2005 Debt bears interest of 10% per annum and was to mature on January 2, 2007. The 2005 Debt is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company's property and assets, including all intellectual property.

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

On January 18, 2007 the Company reached an agreement with the holder of the 2005 Debt to extend maturity date of the convertible promissory note from January 2, 2007 to January 9, 2008 (which as described below was later extended) (the “2006 Restructuring”).  The agreement was effective December 31, 2006. At December 31, 2006, total principal and interest restructured amount to Cdn$1,194,021 (the “New Debt”). The New Debt bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

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

On September 10, 2007, the Company extended the maturity date of its convertible promissory note from January 9, 2008 to January 16, 2009.  The extension of the maturity date has been accounted for as a modification to the original convertible promissory note.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 5,000,000 share purchase warrants exercisable for common shares at $0.10 per share.  The expiry date of these warrants is the later of December 31, 2012 or the date which is one year and five business days after the note is fully repaid.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of $0.10 per share.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

	At March 31, 2008	At December 31, 2007
Interest payable	$62,079	$33,785
Convertible promissory note	1,101,053	1,087,704
	$1,163,132	$1,121,489

Agreement with Celevoke

On January 31, 2008, we entered into a securities purchase agreement with Celevoke.  Under the agreement we were obligated to purchase 102 shares of Celevoke common stock in five installments for an aggregate purchase price of $2.5 million. On May 23, 2008 purchased the final installment and now own 51% of Celevoke’s voting stock.

Agreement with MSGI

On January 10, 2008 the Company entered into a securities purchase agreement with MSGI Securities Solutions, Inc. (the “MSGI Agreement”).  Under the MSGI Agreement MSGI agreed to purchase 25.0 million Company units for a total purchase price of $2,500,000, to be made in five $500,000 installments. However, MSGI was late in several payments and did not make the final payment. On May 22, 2008 the Company informed MSGI that it believes MSGI lost any right to purchase the final 5.0 million units, and also lost certain other benefits it was to obtain when it entered into the MSGI Agreement.

Celevoke Agreement with LunarEye, Inc.

Celevoke has entered into a non-exclusive worldwide license with LunarEYE, Inc. (LunarEYE), giving Celevoke the right to manufacture, market and sell its proprietary suite of Telematics products. Historically, LunarEYE sold its products into the marketplace.  However, LunarEYE is now focused on its role as a patent holder, and is no longer directly manufacturing, marketing or selling its products. Relationships with prior and potential customers are, therefore, being exploited by Celevoke.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Financial Statements and Supplementary Data following the signature page of this Form 20-F.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s principal executive officer and principal financial officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on such evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of such period, the Company’s disclosure control and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.  However, as disclosed below, because the Company was unable to assess its internal controls over financial reporting in accordance with an approved framework, this could be deemed to provide a reasonable possibility that a material misstatement of our annual or interim financial statements may not be prevented or detected on a timely basis.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the 1934 Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Although the Company has financial controls and related procedures in place, the Company lacked the resources to fully implement the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, and therefore did not fully utilize this framework, or any other approved framework, to assess the Company’s internal controls over financial reporting. Accordingly, our chief executive officer and chief financial officer was unable to assess the Company’s internal controls over financial reporting in accordance with an established framework and, therefore, identified a material weakness in our internal controls over financial reporting.

The Company is a small entity with a limited number of full time employees.  Therefore, there is a lack of segregation of duties in certain key areas of accounting and reporting.  While the Company believes that its existing internal control framework and procedures over financial reporting have been effective in accomplishing the Company’s objectives, the Company intends to continue reevaluating, refining, and expanding its internal controls over financial reporting.  Further, the Company may attempt to implement the framework set forth by COSO in the future if its resources permit it to do so.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

There was no change in our internal control over financial reporting during the quarter ended December 31, 2007, or subsequent thereto, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

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

By-law No. 1

At the June 30, 2004 Annual and Special Meeting, shareholders approved By-law No. 1 governing the affairs of the Registrant and included as Exhibit 1.2 to this Form 20-F.  In part By-law No. 1 sets forth: (i) the Company’s directors are empowered to determine the date, time and place of shareholder meetings; (ii) the Company’s directors have the authority to determine the compensation of the directors; (iii) the directors may borrow money on behalf of the Company, issue or sell debt obligations, or mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any of our obligations; (iv) holders of shares of common stock are entitled to equal share in any dividends declared and paid; and (v) holders of shares of our common stock are entitled to receive notice of every meeting of shareholders of the Company.

There are no provisions in By-law No. 1 limiting the right hold or exercise voting rights on Company securities.

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

PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The persons below served as directors and executive officers of the Company as of June 25, 2008.  Executive officers of the Company are elected by the Board of Directors, and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors. There are currently no family relationships among any of the directors and executive officers of the Company.

Name	Age	Officer or Director Since	Position
Robert Kramer	62	April 1987	Chairman of the Board and Chief Executive Officer

George Chen	70	June 2004	Chief Financial Officer and Director

Anthony Harrison	64	June 1994	Chief Operating Officer and Director

Peter Bell	73	November 1988	Director

Douglas Beder	68	December 2005	Director

Robert Kramer is a founding director of the Company and served as the Chief Financial Officer and Vice President until July 5, 2004.  Since July 5, 2004 Mr. Kramer has served as the Company’s President and Chief Executive Officer.  Mr. Kramer currently serves as a director of Metalline Mining Company (American Stock Exchange “MMG”) is an exploration stage company, formed under the laws of the state of Nevada, engaged in the business of mining.  An entrepreneur by nature, with a particular interest in the financial sector, Mr. Kramer has been a founder/principal of a number of private companies offering commercial mortgages, venture capital and tax driven investments. Prior to co-founding Current Technology, he was a joint venture partner in an enterprise that raised funding for approximately 20 public mining companies conducting exploration activities in Western Canada. A graduate of the University of California, Berkeley with a degree in economics, Mr. Kramer has been a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia for over 30 years. Mr. Kramer is a Registered Certified Public Accountant in the State of Illinois. In 2005 he was admitted as a Fellow to The Institute of Chartered Securities and Administrators.

George Chen has served as the Company’s Chief Financial Officer since June 30, 2004 and as a director since May 2004.  Mr. Chen is a member of the Canadian Institute of Chartered Accountants since 1962.  Prior to his retirement in 1997, Mr. Chen was a Senior Audit Partner with Deloitte & Touche (Canadian member firm of Deloitte Touche Tohmatsu operating in over 140 countries).  With professional focus mainly in the public utilities industry, he also had significant administrative responsibility for all Deloitte & Touche offices in greater Vancouver and Victoria, British Columbia.  In addition, Mr. Chen served as Chief Financial Officer of a private company which was a major force in the packaging industry in North America.  In January 1998, he was appointed as Chairman of the Board of British Columbia Transit, responsible for the transition of the public transportation system from Provincial government jurisdiction to the newly created Greater Vancouver Transportation Authority. While with British Columbia Transit he also served as Chairman of the Audit Committee and member of the board of Rapid Transit Project 2000 Ltd., the company responsible for the construction of the Skytrain (rapid transit) extension in greater

Vancouver.

Anthony Harrison has served as the Company’s Chief Operating Officer since January 1994 and as a director since June 1994.   Prior to joining the Company Mr. Harrison was Chief Executive Officer of the Canadian operations of Century Oils Group, plc, a multi national specialty lubricants company having sales and manufacturing facilities in 29 locations worldwide.  As a partner in a multi divisional private Canadian company Mr. Harrison was instrumental in the considerable growth of the company to the point at which the British Century Group acquired its industrial lubricants division.  From an original background in marine engineering Mr. Harrison held managerial positions in sales, manufacturing and quality control with a number of British and European public companies prior to arriving in Canada in 1976.

Peter Bell has served on the Company’s board of directors since November 1988 and has acted as Chair of the Company’s Audit Committee since December 2005.  Mr. Bell served as the Company’s Vice-President of Medical Affairs from 1988 until his retirement June 30, 1992 during which time he was directly responsible for the clinical development of the ETG device.   Mr. Bell currently serves as a director to Uranerz Energy Corp., a company engaged in the acquisition, exploration and development of properties in the uranium sector and is president of Ezon Healthtech Corporation, a private company that is involved in the development of a graphic labeling system for pharmaceutical products.

Mr. Bell has provided a wide range of consultant services to businesses and health care companies and organizations.  He holds a Bachelor of Science degree in Pharmacy from the University of Manitoba and a Master in Business Administration from the University of Western Ontario.

Douglas Beder, Ph.D., has served on the Company’s board of directors and as a member of the Companys’s Audit Committee since December 2005.  Dr. Beder, Professor Emeritus, Department of Physics & Astronomy, University of British Columbia brings a broad range of knowledge and experience to his work at Current Technology.  Shortly after earning his undergraduate degree (Honors Mathematics and Physics) from McGill University, Montreal and his Ph.D. in theoretical physics from the California Institute of Technology Dr. Beder went on to teach at the University of British Columbia.  At UBC Professor Beder undertook extensive academic responsibilities including Faculty of Science Coordinator for the University Industry Liaison Office.

Dr. Beder has also held, at various times, research appointments to several international centers including the Los Alamos National Laboratory, Lawrence Radiation Laboratory, Berkeley, California and the European Center for Nuclear Research, Geneva, Switzerland.  A consultant to Current Technology since 1991, Dr. Beder has overseen the development and production of the ETG device using electromagnetic theory modeling. He continues to be actively involved in all biophysical aspects of the ETG technology and is a member of the Company’s Medical and Scientific Advisory Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires the Company’s officers and directors and persons who own more than 10% of the Company’s outstanding Common Stock to file reports of ownership with the Securities and Exchange Commission (“SEC”). Directors, officers, and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Until March 31, 2008 we were a foreign private issuer as defined under the U.S. securities laws and our officers and directors were not subject to the Section 16 reporting obligations and as such based solely on a review of Forms 3, 4, and 5 and amendments thereto furnished to the Company during and for the Company’s year ended December 31, 2007, there accordingly during the 2007 fiscal year were no directors, officers or more than 10% stockholders of the Company who failed to file a Form 3, 4 or 5.  However, after we determined that we no longer qualified as a foreign private issuer Messrs. Chen, Harrison, Bell and Beder did not timely file their respective  Forms 3.

Code of Ethics

On June 29, 2004 the Board of Directors approved the Code of Ethics which was incorporated by reference to the Company’s Form 20F, dated December 31, 2003 and filed July 8, 2004. The Code of Ethics will be available on the Company’s website (which is currently under construction).

Audit Committee

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  Messrs. Kramer, Bell and Beder serve on the Company’s audit committee.  Mr. Bell has been designated as the chairman and financial expert on the Audit Committee. The Company defines “independent” as that term is defined in Rule 4200(a)(15) of the Nasdaq listing standards.

      The Board of Directors has adopted a written charter for the audit committee.

ITEM 11. EXECUTIVE COMPENSATION

Compensation and other Benefits of Executive Officers

The following table sets out the compensation received during the previous two fiscal years, in respect to each of the individuals who served as the Company’s chief executive officer at any time during the last fiscal year and the Company’s most highly compensated executive officers. (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

				Non-Equity
			Option	Incentive Plan	All Other
Name and	Fiscal	Salary	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	($)

Robert Kramer, Chief Executive Officer	2007	$99,000	$92,904	$0	$101,510(1)	$294,404
	2006	$102,000	$6,232	$0	$8,405(1)	$108,232

George Chen, Chief Financial Officer	2007	$12,000	$29,915	$0	$0	$41,915
	2006	$15,000	$31,050	$0	$0	$46,050

Anthony Harrison, Chief Operating Officer	2007	$90,000	$47,932	$0	$5,558(2)	$143,490
	2006	$90,000	$31,050	$0	$4,835(2)	$125,885

(1)

Represents $9,510 and $8,405 paid automobile expenses paid for by the Company in 2007 and 2006, respectively.  In fiscal 2007 the Company paid $92,000 to 314613BC Ltd., a company controlled by Mr. Kramer, for management consulting services.

(2)

Represents amounts paid by the Company for automobile expenses.

.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for the executive officers identified in the Summary Compensation Table contained above, the “named executive officers.” The main components of the compensation we pay to our named executive officers are their base salary and the award of option grants.   As of December 31, 2007 none of our executive officers had entered into an employment agreement with the Company.  Further, as of December 31, 2007 none of our executive officers through any agreement was entitled to receive any predetermined payment or other benefit upon a change in control of the Company.

Cash Compensation Payable To Our Named Executive Officers.  Our named executive officers receive a base salary payable in accordance with our normal payroll practices.  Based on our knowledge of the industry and the Company’s resources we believe that their base salaries are competitive to those that are received by comparable officers with comparable responsibilities in similar companies.

In the future, when we reconsider salaries for our executives, we will do so by evaluating their responsibilities, experience and the competitive marketplace.  More specifically, we expect to consider the following factors in determining our executive officers’ base salaries:

1.

the executive’s leadership and operational performance and potential to enhance long-term value to the Company’s shareholders;

2.

performance compared to the financial, operational and strategic goals established for the Company;

3.

the nature, scope and level of the executive’s responsibilities;

4.

competitive market compensation paid by other companies for similar positions, experience and performance levels; and

5.

the executive’s current salary, the appropriate balance between incentives for long-term and short-term performance.

Option Grants To Our Named Executive Officers.

We have granted stock options to our named executive officers.  These option grants are intended to provide incentives to our officers who contribute to the success of the Company by offering them the opportunity to acquire an ownership interest in it.   We believe that option grants also help to align the interests of our management and employees with the interests of shareholders.

Except for Robert Kramer, all of the options granted to our executive officers vested immediately upon grant.  While certain of the option grants to Mr. Kramer vested immediately the Company granted Mr. Kramer an option on January 8, 2008 that vested upon the occurrence of certain Company events.    We believe that option these option grants may serve as additional incentive for our officers and in turn the achievement of these objectives will help our performance.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

The below table sets for the total number of unexercised options; stock that has not vested; and equity incentive plan awards for each of our named executive officers outstanding as of December 31, 2007.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Un-exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value Of Shares Or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Market Or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(j)
Robert Kramer	-- 1,000,000(2) 1,000,000(2)	3,000,000(1)	$0.38 $0.09 $0.08	07/05/09 09/17/12 08/29/12	0	$0	$0

George Chen	650,000(3)		$0.09	09/17/12	0	$0	$0

Anthony Harrison	1,000,000(4)		$0.09	09/17/12	0	$0	$0

(1)

Options granted to Mr. Kramer by Mr. Keith Denner.  The options vest as follows: 50% if the Company’s common shares close at $0.78 or higher, and the remaining 50% vest if the Company’s common shares close at $1.14 or higher.  Mr. Denner reserves the right to donate all or a portion of the shares to charity subject to the terms of the option.

(2)

 Mr. Kramer was granted options to purchase 1,000,000 shares of common stock on both August 30, 2007 (exercisable at $0.08 per share) and September 17, 2007 (exercisable at $0.09 per share).  These options vested immediately upon grant.

(3)

On September 17, 2007 Mr. Chen was granted options to purchase 650,000 shares of common stock exercisable at $0.09 per share.  These options vested immediately upon grant.

(4)

On September 17, 2007 Mr. Harrison was granted options to purchase 1,000,000 shares of common stock exercisable at $0.09 per share.  These options vested immediately upon grant.

Director Compensation

The Company has granted each of its directors incentive stock options.  Non-executive directors do not receive monetary compensation for serving on the board of directors.

The following table reflects the compensation of our directors for our fiscal year ended December 31, 2007:

DIRECTOR COMPENSATION

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(g)	(h)
Peter Bell	$0	$0	$58,500(1)	$0	$0	$58,500

Douglas Beder	$0	$0	$58,500(1)	$0	$0	$58,500

Anthony Harrison	$0	$0	$90,000(2)	$0	$0	$90,000

Robert Kramer	$0	$0	$170,000(2)	$0	$0	$170,000

George Chen	$0	$0	$58,500(1)	$0	$0	$58,500

(1)

Includes 650,000 vested options exercisable at $0.09 granted on September 17, 2007 and expiring on September 16, 2012.

(2)

Options granted to Messrs. Kramer and Harrison are described above in the notes to the Outstanding Equity Awards at Year End table above.

ITEM 12. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The number of shares outstanding of the Company’s common stock at June 19, 2008 was 130,371,653. The following table sets forth the beneficial ownership of the Company’s Common Stock as of June 19, 2008 by each Director and each Executive Officer of the Company, by all Directors and Executive Officers as a group, and sets forth the number of shares of Common Stock owned by each person who owned of record, or was known to own beneficially, more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

Robert Kramer (1) 1430 800 West Pender Street Vancouver, BC V6C2V6	15,497,006	10.9%

George Chen (2) 1430 800 West Pender Street Vancouver, BC V6C2V6	1,050,000	*

Anthony Harrison (3) 1430 800 West Pender Street Vancouver, BC V6C2V6	1,000,000	*

Peter Bell (4) 1430 800 West Pender Street Vancouver, BC V6C2V6	1,047,952	*

Douglas Beder (5) 1430 800 West Pender Street Vancouver, BC V6C2V6	1,040,000	*

All Directors and Executives as a Group(5 persons)	19,634,958	13.5%

Keith Denner (6) 5901 Vista Drive West Des Moines, IA 50266	55,804,949	32.9%

MSGI Securities Solutions Inc.(7) 575 Madison Avenue New York, NY 10022	40,000,000	26.6%
	115,439,907

*  Indicates less than one percent.

(1)

Includes 4,247,003 shares of Common Stock, of which 2,392,666 shares are held through entities in which Mr. Kramer has dispositive or voting power over the shares.  Includes vested options to purchase 7,000,000 shares of common stock.  Also includes warrants to purchase 4,250,000 shares of common stock.  Does not include options to purchase 3,000,000 shares of common stock granted by Mr. Keith Denner which only vest upon the Company’s stock price closing at a certain price by a specified date.

(2)

Includes 50,000 shares of Common Stock held by Mr. Chen.  Also includes vested options to purchase 650,000 shares of common stock granted on September 17, 2007 and expiring on September 16, 2012 and vested options to purchase 350,000 shares of common stock granted on February 20, 2008 and expiring on February 21, 2013.

(3)

Vested options granted on September 17, 2007 and expiring on September 16, 2012.

(4)

Includes 47,952 shares of Common Stock held by Mr. Bell.  Also includes vested options to purchase 650,000 shares of common stock granted on September 17, 2007 and expiring on September 16, 2012 and vested options to purchase 350,000 shares of common stock granted on February 20, 2008 and expiring on February 21, 2013.

(5)

Includes 40,000 shares of Common Stock held by Mr. Beder.  Also includes vested options to purchase 650,000 shares of common stock granted on September 17, 2007 and expiring on September 16, 2012 and vested options to purchase 350,000 shares of common stock granted on February 20, 2008 and expiring on February 21, 2013.

(6)

Includes 27,548,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 11,636,750 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person.

(7)

Includes warrants to purchase 20 million common shares at $0.15 per share

Material Changes in Ownership

In the last three years there has been a significant change in the percentage ownership of common shares of the Company by Keith Denner due to the conversion of the convertible promissory note and the issuance of additional warrants as described in Item 7 above.

Changes in Control

None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Registrant, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Registrant, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest, except as follows:

During the last two fiscal years we have paid consulting fees to the following persons or entities.

		2007	2006

Douglas Beder (1)	Consulting	5,949.50	7,516.50
314613BC Ltd (2)	Consulting	92,000.00	-

		$ 97,949.50	$ 7,516.50

(1)

Mr. Beder currently serves as a director of the Company.

(2)

 314613BC Ltd is an entity controlled by Robert Kramer, our Chief Executive Officer and President.

These consulting fees paid to Mr. Beder were in relation to technical consulting work done in regulatory approvals process.  The consulting fees paid to 314613BC Ltd. were for management consulting services provided.

On September 10, 2007, the Company extended the maturity date of a convertible promissory note held by Mr. Keith Denner from January 9, 2008 to January 16, 2009 and issued Mr. Denner warrants to purchase 5,000,000 shares of Company common stock.  Mr. Denner is the Company’s single largest shareholder.  This transaction is more fully described in Item 7 above.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (HKC) ( a company owned by Robert Kramer).  As consideration for transferring all right, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.  No such payment has been earned to date.

Our Board of Directors as a whole evaluates and approves any transactions with related parties.

Director Independence

Our Board of Directors currently consists of Messrs. Kramer, Chen, Harrison, Bell, and Beder.  The Company defines “independent” as that term is defined in Rule 4200(a) (15) of the Nasdaq listing standards.  Messrs. Bell and Beder qualify as independent and none has any material relationship with the Company that might interfere with his exercise of independent judgment.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)

Audit Fees.

Our principal accountant, HLB Cinnamon Jang Willougby & Company (“CJW”) billed us aggregate fees in the amount of approximately $100,000 for the fiscal year ended December 31, 2007 and $56,269 for the fiscal year ended December 31, 2006.  These amounts were billed for professional services that CJW provided for the audit of our annual financial statements, review of the financial statements included in our reports on 20-F and other services typically provided by an accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(b)

Audit-Related Fees.

CJW billed us aggregate fees in the amount of $44,880 and $0 for the fiscal years ended December 31, 2007 and 2006 for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements.

(c)

Tax Fees

 CJW billed us aggregate fees in the amount of $1,200 and $1,137 for the fiscal years ended December 31, 2007 and 2006 for tax compliance, tax advice, and tax planning.

(d)

All Other Fees

Meyers, Norris, Penny LLP billed us aggregate fees in the amount of $37,151 and $0 for the fiscal years ended December 31, 2007 and 2006 for other fees.

(e)

Audit Committee’s Pre-Approval

Section 10A(i) of the Securities Exchange Act of 1934 prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Board of Directors, or unless the services meet certain de minimis standards.    The Audit Committee’s charter provides that the Audit Committee must:

Preapprove all audit services that the auditor may provide to us or any subsidiary (including, without limitation, providing comfort letters in connection with securities underwritings or statutory audits) as required by §10A(i)(1)(A) of the Securities Exchange Act of 1934 (as amended by the Sarbanes-Oxley Act of 2002).

Preapprove all non-audit services (other than certain de minimis services described in §10A(i)(1)(B) of the Securities Exchange Act of 1934 (as amended by the Sarbanes-Oxley Act of 2002)) that the auditors propose to provide to us or any of its subsidiaries.

The Audit Committee considers at each of its meetings whether to approve any audit services or non-audit services.  In some cases, management may present the request; in other cases, the auditors may present the request.  At its annual meeting in June 2007, our Audit Committee approved HLB Cinnamon Jang Willougby & Company performing our audit for the 2007 fiscal year.

PART IV

Exhibits

EXHIBIT NO	DESCRIPTION

3.1	Articles of Incorporation filed September 6, 2006. (1)
3.2	Bylaws .(2)
10.1	Forbearance Agreement dated March 22, 2005. (2)
10.2	2004 Stock Option Plan and Stock Bonus Plan. (2)
10.3	2006 Forbearance Agreement dated December 31, 2006. (2)
10.4	Lease dated March 2, 2005. (2)
10.5	Agreement between Harison Kramer Corporation and Current Technology Corporation dated April 22, 2007. Filed herewith
10.6	Securities Purchase Agreement between Current Technology Corporation and Celevoke Inc., dated January 31, 2008. (3)
10.7	Securities Purchase Agreement between Current Technology Corporation and MSGI., dated January 10, 2008. (3)
10.8	Form of Subscription Agreement and Investment Letter. (4)
10.9	Patent License Agreement between Celevoke Inc. and LunarEYE Inc. Filed herewith.
14	Code of Ethics.(1)
21	Subsidiaries of the Registrant. Filed herewith
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

(1)	Incorporated by reference from Form 20-F dated December 31, 2003 and filed on July 8, 2004.
(2)	Incorporated by reference from Form 20-F, dated December 31, 2004 and filed July 7, 2005.
(3)	Incorporated by reference from Form 10-Q, dated March 31, 2008 and filed May 20, 2008.
(4)	Incorporated by reference from Form 8-K dated May 22, 2008 and filed May 29, 2008.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersign to sign this annual report on its behalf.

CURRENT TECHNOLOGY CORPORATION

Date: July 10, 2008

By: /s/ Robert Kramer

Robert Kramer,

Chief Executive Officer

Date: July 10, 2008

 By: /s/ George Chen

George Chen,

Chief Financial Officer and Principal Accounting  Officer

CURRENT TECHNOLOGY CORPORATION

(CORPORATION TECHNOLOGIE AU COURANT)

Vancouver, BC

CONSOLIDATED  FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Stockholders’ Equity and Accumulated Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

_________________________________

HLB **Cinnamon Jang Willoughby & Company**

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of **Current Technology Corporation (Corporation Technologie Au Courant):**

We have audited the accompanying consolidated balance sheets of Current Technology Corporation as at December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and its total liabilities exceed its total assets. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 in the notes to the consolidated financial statements, effective December 31, 2007, the Company has elected to report its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which has resulted in no material changes to previously issued financial statements.

Cinnamon Jang Willoughby & Co.

Chartered Accountants

Burnaby, Canada
April 25, 2008

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2007 and 2006

(United States Dollars)

Assets	2007	2006
Current:
Cash and cash equivalents	$33,498	$45,085
Accounts receivable	27,617	-
Inventory	61,920	101,398
Prepaid expenses	17,926	88,945
Subscription receivable	49,412	-

Total Assets	90,373	$235,428

Liabilities and Stockholders’ Deficiency
Current:
Accounts payable and accrued liabilities	$346,943	$459,073
Unearned revenue	-	20,219
Total current liabilities	943	292

Convertible promissory note (Note 6)	1,121,489	1,035,757
Total liabilities	468,432	515,049

Stockholders’ Deficiency:
Subscription liability (Note 7)	27,898	84,140
Common shares without par value (Note 7)	25,787,959	24,649,659
Additional paid-in capital (Note 8)	1,865,581	1,235,712
Accumulated deficit	(28,660,295)	(27,112,143)
Accumulated other comprehensive income	(299,202)	(136,989)
Total stockholders’ deficiency	(1,278,059)	(1,279,621)
Total Liabilities and Stockholders’ Deficiency	$190,373	$235,428

Going Concern (Note 2)
Commitments (Note 15)
Subsequent Events (Note 16)
Approved by Directors: __ “Robert Kramer” ________ __ “George Chen”__________

 See accompanying notes -

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Operations and Deficit

 (United States Dollars)

Years Ended December 31
2007	2006		2005
Revenue	$276,580	$336,370	$410,527
Cost of sales	(223,455)	(213,593)	(285,780)
53,125	122,777		124,747
Expenses:
Amortization	-	20,643	91,544
Accretion interest expense	150,164	110,849	291,914
Bank charges and interest	3,657	4,284	11,098
Consulting	301,170	193,319	124,036
Corporate communications	85,022	138,719	135,305
Financing cost	4,899	53,568	29,222
Foreign exchange (recovery)	(171,961)	7,953	(136,007)
Interest on convertible promissory note	103,851	93,745	75,207
Interest on promissory note	-	2,033	27,281
Legal, auditing and filing fees	235,053	173,302	142,811
Marketing	61,796	11,725	325,511
Office	19,675	19,187	25,922
Other	21,299	12,862	15,555
Product development	15,688	-	21,233
Regulatory	9,035	9,967	28,857
Rent	62,278	57,026	48,642
Salaries and benefits	520,420	448,625	332,416
Telephone	23,064	20,636	21,050
Test and studies	56,987	70,683	86,009
Travel and automotive	47,172	64,105	51,589
	1,549,269	1,513,231	1,749,195
Loss before other items	(1,496,144)	(1,390,454)	(1,624,448)
Other Items:
Write-down of assets	59,576	34,182	-
Expense recovery	(7,568)	-	-
	(52,008)	34,182	-
Net Loss	$(1,548,152)	$(1,424,636)	$(1,624,448)
Deficit, beginning	(27,112,143)	(25,687,507)	(24,063,059)
Deficit, ending,	$(28,660,295)	$(27,112,143)	$(25,687,507)

Basic and fully diluted net loss per share	$(0.02)	$(0.02)	$(0.02)
Weighted average shares outstanding	92,487,991	80,872,023	66,637,565

The per share effect in the change in accounting policy	$(0.02)	$(0.02)	$(0.02)

 See accompanying notes -

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Stockholders’ Deficiency

For the Year Ended December 31, 2007 and 2006

(United States Dollars)

	Common	Shares	Additional Paid in Capital	Accumulated deficit	Subscription Liabilities	Accumulated other comprehensive loss	Total stockholder’s deficiency
	Number	Amount				(Restatement)

Balance-December 31, 2004	60,240,257	$22,535,020	521,568	$(24,063,059)	-	$(72,296)	(1,078,767)
Issue of common shares	3,700,000	461,000	-	-	-	-	461,000
Exercise of warrants	1,700,000	255,000	-	-	-	-	255,000
Exercise of stock options	100,000	5,000	-	-	-	-	5,000
Foreign currency translation adjustment	-	-	-	-	-	(67,591)	(67,591)
For settlement of debt	1,965,000	292,026	-	-	-	-	292,026
Subscription Liabilities					287,500	-	287,500
Conversion of promissory note	6,949,766	347,488	-	-	-	-	347,488
Issue of warrants	-	-	292,300		-	-	292,300
Stock based compensation	-	-	94,500		-	-	94,500
Net loss for the year	-	-	-	(1,624,448)	-	(1,624,448)	(1,624,448)
Comprehensive Loss						(1,692,039)

Balance-December 31, 2005	74,655,023	$23,895,534	$908,368	$(25,687,507)	287,500	$(139,887)	$(735,992)
Issue of common shares	5,442,000	669,750	-	-	-	-	669,750
Exercise of warrants	700,000	75,000	-	-	-	-	75,000
Exercise of stock options	75,000	9,375	-	-	-	-	9,375
Subscription Liabilities					(203,360)	-	(203,360)
Foreign currency translation adjustment	-	-	-	-		2,898	2,898
Issue of warrants	-	-	107,900	-		-	107,900
Stock based compensation	-	-	219,444	-		-	219,444
Net loss for the year	-	-	-	(1,424,636)		(1,424,636)	(1,424,636)
Comprehensive Loss						(1,421,738)

Balance –December 31, 2006	80,872,023	$24,649,659	$1,235,712	$(27,112,143)	84,140	$(136,989)	$(1,279,621)

Issue of common shares	23,020,000	1,138,300	-	-	-	-	1,138,300
Exercise of warrants	-	-	-	-	-	-	-
Exercise of stock options	-	-	-	-	(56,242)	-	(56,242)
Subscription Liabilities	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(162,213)	(162,213)
Issue of warrants	-	-	209,011	-	-	-	209,011
Stock based compensation	-	-	420,858	-	-	-	420,858
Net loss for the year	-	-	-	(1,548,152)	-	(1,548,152)	(1,548,152)
Comprehensive Loss						(1,710,365)

Balance –December 31, 2007	103,892,023	$25,787,959	$1,865,581	$(28,660,295)	27,898	$(299,202)	$(1,278,059)

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Cash Flows

 (United States Dollars)

	Years Ended December 31
	2007	2006	2005
Operating Activities:
Net Loss	$(1,548,152)	$(1,424,636)	$(1,624,448)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities-
Amortization	-	20,643	91,544
Accretion interest of fair value of warrants	150,164	110,849	291,914
Consulting	-	52,461	-
Interest expense	103,851	95,778	75,207
Financing cost	-	40,685	-
Marketing expenses	65,123
Write-down of assets	-	34,182	-
Write-down of inventory	8,750	-	-
Bad debt expense	9,459	-	-
Stock based compensation	420,856	216,502	94,375
Shares issued for services provided	50,800	136,899	134,591
Interest on promissory note	-	-	27,280
Cumulative effect adjustment	(185,936)	8,486	(45,247)
Changes in operating assets and liabilities-
(Increase) Decrease in accounts receivable	(37,746)		93,466
(Increase) Decrease in inventory	30,728	(45,971)	(1,915)
(Increase) Decrease in deferred financing cost	-	-	(40,685)
(Increase) Decrease in prepaid expenses	71,019	37,347	(24,590)
(Increase) Decrease in subscription receivable	(49,412)	-	-
Increase (Decrease) in accounts payable	(112,130)	248,075	106,197
Increase (Decrease) in unearned revenue	(20,219)	(70,029)	(167,802)
Net cash used in operating activities	(1,042,845)	(538,118)	(990,113)
Cash flows from investing activities
Acquisition of equipment	-	(1,633)	(39,053)
Cash flows from financing activities:
Advances of convertible promissory note	-	-	-
Repayment of convertible promissory note	-	-	76,456
Advances of promissory note	-	-	110,000
Repayment of promissory note	-	(121,354)	-
Issuance of new shares	1,031,258	329,726	676,544
Subscription liabilities	-	84,140	287,500
Net cash provided by financing activities	1,031,258	292,512	1,150,500
Net Increase (Decrease) in Cash and Equivalents	(11,587)	(247,239)	121,334
Cash and Equivalents, beginning	45,085	292,324	170,990
Cash and Equivalents, ending	$33,498	$45,085	$292,324

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Non-cash Transactions-
Interest paid	-	2,033	-
Expense recovery	(7,568)

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

1.

Nature of Operations:

The Company has developed an electrotherapeutic medical device designed to stimulate hair regrowth  (ElectroTrichoGenesis or ETG) and a cosmetic unit designed to improve the appearance of thinning hair (CosmeticTrichoGenesis or CTG). ETG and CTG  are marketed as TrichoGenesis platform products. The Company has entered into an exclusive distribution agreement with an entity based in the United States for the placement on a revenue sharing basis of its TrichoGenesis platform products in the United States, Canada, South America (excluding  Brazil), Europe and Russia. The Company is working in concert with its United States based distributor to attempt to lower the cost of ETG devices and CTG units by having  non-proprietary components of the chair and hood manufactured in China. The Company established a security products division during the year, which had not commenced material operations as at December 31, 2007.

The Company was incorporated on June 3, 1986 and commenced operations on April 21, 1987. The Company currently does not generate sufficient funds from operations to support continuing activities and has financed expenditures through private and public offerings of equity securities and the private placement of debt instruments. The common shares of the Company trade on the OTCBB in the United States under symbol "CRTCF".

2.

Going Concern:

These consolidated financial statements have been prepared on the going concern assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss of $1,548,152 was incurred during the year (2006 - $1,424,636, 2005- $1,624,448).  Recurring losses have been reported since inception, which have resulted in an accumulated deficit of $28,660,295 (2006 - $27,112,143). The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing but there is no certainty that these discussions will be concluded successfully.

The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the Company is unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the Company including possibly requiring the Company to significantly reduce or possibly cease its operations.

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

3.

Accounting changes:

a)

Change in Reporting Currency

 Effective December 31, 2007, the Company changed its reporting currency to the U.S. dollar from the Canadian dollar. This change was made because the Company's sales, convertible debt, private placements of equity securities, warrants and options are all denominated in the U.S. dollar.  The financial statements of the Company for the years ended December 31, 2007 and December 31, 2006, which are based on the Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method as allowed by Statement of Financial Accounting Standards No.52 ("SFAS 52") as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; stockholders' deficiency using the applicable historic rate; and revenue and expenses using the monthly average rate of exchange. Translation adjustments have been included as part of the accumulated other comprehensive income.

b)

Changes in Accounting Policies Relating to the Adoption of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)

Effective December 31, 2007, the Company elected to report its consolidated financial statements in conformity with U.S. GAAP. All accounting policies are the same as described in note 2 to the Company’s audited financial statements for the year ended December 31, 2006, which were prepared in accordance with Canadian GAAP and filed with the appropriate Securities Commissions, except for the following which have been retroactively adopted to comply with U.S. GAAP:

Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company.

Prior to January 1, 2002, the Company accounted for its employees stock options with the intrinsic value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) as allowed by Statement of Financial Accounting Standard 123, Accounting for Share-Based Payments, (“SFAS 123”).  APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount employee must pay to acquire the stock.  Because the Company accounted for its employees’ stock options under APB 25, the Company separately disclosed pro forma information relating to the total compensation expense as required by SFAS 123.

Effective January 1, 2002, the Company adopted the provisions of SFAS 123 and related interpretations to account for options granted to employees and non-employees.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted using the Black-Scholes options price model.

…2

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

3.

Accounting changes (continued):

Convertible promissory note

Under Canadian GAAP, there is a value attributed to the conversion feature which is calculated as the difference between the amount issued and the liability component.  The liability component is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.

Under US GAAP, in accordance with APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Emerging Issue Task Force 98-5 (“EITF 98-5”) requires the conversion feature to be separately valued only if the convertible debt securities with non-detachable conversion feature is issued in-the-money at the commitment date (beneficial conversion feature).  As a result of applying APB 14, there is no impact on the income statement because no accretion of interest had been recorded.

Derivative financial instrument

Under Canadian GAAP, there is a requirement for derivatives outside of hedging relationships to be recognized on the balance sheet at fair market value.  Warrants issued together with capital stock as part of a unit had been separately valued and recorded as contributed surplus.  When the warrants are exercised, the proceeds received by the Company, together with the amount in contributed surplus will be credited to common share capital.

Under US GAAP SFAS 133 Accounting for Derivative Instruments and Hedging Activities, warrants contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity in the statement of financial position are classified as an equity instrument and are not accounted for as a derivative instrument.  EITF 07-5 and EITF 01-6 further define ‘indexed to its own stock’ as derivative instruments where (1) the contingency provisions are not based on (a) an observable market other than the market for the Company’s stock, (b) an observable index, other than those measured solely by reference to the Company’s own operation, (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the Company’s stock.

The Company has determined that the warrants issued with common share as a unit are within the scope of the exception in SFAS 133, Accounting for Derivative Instrument and Hedging Activities and therefore have not been separately valued.

The pro forma amounts from the change in the above accounting policies cannot be computed or reasonably estimated for individual prior periods, although the cumulative effect on deficit at the beginning of the period of the change can be determined.

…3

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

4.

Recent Accounting Pronouncements (continued):

In February 2006 the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative financial instrument. Generally, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately (referred to as bifurcation) under certain conditions. That general rule notwithstanding, SFAS No. 133 (prior to amendments made to it by SFAS No. 155) provides a broad exception for interest-only and principal-only strips initially resulting from the separation of rights to receive contractual cash flows of a financial instrument that itself does not contain an embedded derivative that would have been accounted for separately. SFAS No. 155 amends SFAS No. 133 to restrict the scope exception to strips that represent rights to receive only a portion of the contractual interest cash flows or of the contractual principal cash flows of a specific debt instrument. Prior to amendments made by SFAS No. 155, SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, permitted a qualifying special-purpose entity (SPE) to hold only passive derivative financial instruments pertaining to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor. SFAS No. 155 amends SFAS No. 140 to allow a qualifying SPE to hold a derivative instrument pertaining to beneficial interests that itself is a derivative financial instrument. This statement is effective for all financial instruments acquired, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year end that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on the Company’s financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This Statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Statement (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; (2) requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; (3) permits an entity to choose either the amortization method or the fair value method for subsequent measurement for each class of separately recognized servicing assets or servicing liabilities; (4) permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by an entity with recognized servicing rights, provided the securities reclassified offset the entity’s exposure to changes in the fair value of the servicing assets or liabilities; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the balance sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities as of the beginning of an entity’s fiscal year that begins after September 15, 2006, with earlier adoption permitted in certain circumstances. The Statement also describes the manner in which it should be initially applied. The adoption of SFAS No. 156 did not have a material impact on its financial position, results of operations or cash flows of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position, that based solely on its technical merits is more likely

…4

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

4.

Recent Accounting Pronouncements (continued):

than not to be sustained upon examination by the applicable taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, although early adoption is permitted. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except Statement No. 123(R) and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No. 158). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension plan and other postretirement plans as an asset or liability on its balance sheet and recognize changes in its funded status in the year in which the change occurs through accumulated other nonowner changes in equity. We do not expect the adoption of SFAS 158 to have an impact on our results of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact on the current year’s financial statements of correcting all misstatements, including the carryover and reversing effects of prior years’ misstatements, as well as the effects of errors arising in the current year, SAB 108 is effective as of the first fiscal year ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. There was no impact on our consolidated financial statements with respect to the adoption of SAB NO. 108.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions,

…5

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

4.

Recent Accounting Pronouncements (continued):

such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141(R)). The objective of SFAS 141 (R) is to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. SFAS 141 (R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141 (R) includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance, thereby reducing the complexity of existing GAAP. SFAS 141 (R) is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. We are in the process of evaluating this standard and have not yet determined the impact that the adoption of SFAS 141 (R) will have on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way—as equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. We are in the process of evaluating this standard and have not yet determined the impact that the adoption of SFAS 160 will have on our financial position, results of operations or cash flows.

5.

Summary of Significant Accounting Policies

a)

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and one subsidiary, Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary had not commenced material operations as at December 31, 2007.

b)

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,”, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the dates the assets were acquired or liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the income for the period.

…6

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

5.

Summary of Significant Accounting Policies (continued):

b)

Foreign currency translation (continued):

The Company adopted the U.S. dollar reporting currency per 3 (a) above.  The financial statements are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rates.  The resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the consolidated financial statements.

c)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.  Significant estimates made by management in the current year involve valuation of options and warrants, valuation of investment in joint venture, valuation of inventory, allowance for doubtful accounts, deferred income taxes and fair values of net assets acquired in an acquisition made subsequent to year end.

d)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

e)

Accounts receivable and Allowance for doubtful accounts

Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts of $10,129 (2006: nil).  The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

f)

Inventory and Cost of sales

Materials and components are stated at the lower of cost and replacement value.  Cost is determined using the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value.

The Company assesses the need for inventory write-downs based on its assessment of estimated replacement or net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

g)

Income taxes

The Company provides for income taxes in accordance with Statements of Financial Accounting Standards No. 109, Accounting for Income Taxes.  SFAS 109 requires a company to use the asset and liability method of accounting for income taxes.  …7

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

5.

Summary of Significant Accounting Policies (continued):

g)

Income taxes (continued):

Under the liability method, deferred income taxes are recognized for the tax consequences of ‘temporary difference” by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  A valuation allowance is provided when management cannot determine whether it is more likely than not the deferred tax asset will be realized.  Under SFAS 109, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

On July 13, 2006, the FASB issued Interpretation No, 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.  FIN 48 prescribes how the Company should recognize, measure and present in the Company’s financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return.  Pursuant to FIN 48, the Company can recognize a tax benefit only if it is ‘more likely than not’ that the particular tax position will be sustained upon examination or audit.  To the extent the ‘more likely than not’ standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than fifty percent likely of being realized upon settlement.

The Company adopted FIN 48 on January 1, 2007.  The adoption of FIN 48 did not require any restatement of the Company’s financial statements. (see Note 4)

h)

Investment in joint venture

The Company entered into a joint venture agreement for a non-controlling 50% equity interest in SpyTell Security GP Corp.  which is accounted for under the equity method of accounting.  The joint venture was formed to market a consumer home security product. The product has not to date achieved market acceptance.  Therefore, the Company has written off its investment.

i)

Revenue recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” ("SAB 104").

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

…8

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

5.        Summary of Significant Accounting Policies (continued):

i)

Revenue recognition (continued):

3)

Revenue is recognized only after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

4)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

Customer deposits, as required by the Company’s revenue recognition policy above, received in advance are treated as deferred revenue until goods are shipped.  Only then revenue is recognized.

j)

Convertible promissory note with detachable warrants

The convertible promissory note and detachable warrants issuance were accounted for in accordance with Accounting Principles Board Opinion 14, Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants.  The Company determined the fair values to be ascribed to detachable warrants issued with the convertible promissory note utilizing the Black-Scholes option pricing model.  Any discount derived from determining the fair value of the warrants is amortized over the remaining life of the convertible promissory note.  The unamortized discount upon the conversion of the convertible promissory note is expensed using the effective interest basis.

k)

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments (“SFAS 107”), the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments.

The estimated fair value of cash equivalents, accounts receivable, and accounts payable approximates their carrying amounts due to the relatively short maturity of these instruments.  The carrying value of long-term debt approximates market value due to the use of market interest rates.

k)

Comprehensive Loss

The Company has adopted SFAS No. 130, Reporting Comprehensive Income. Comprehensive loss represents the change in stockholders’ deficit resulting from transactions other than stockholders investments and distributions.  Included in accumulated other comprehensive loss are changes in stockholders’ deficit that are excluded from net loss, specifically foreign current translation adjustments.

…9

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

5.         Summary of Significant Accounting Policies (continued):

l)

Stock-based compensation

Effective January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for services. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective January 1, 2006 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value based method of expensing share-based compensation.

Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with the provision of SFAS 123 for options granted to employees and non-employees.  Under this method, compensation cost is measured at the grant date based on fair value of the options granted using the Black-Scholes options price model

m)

Earnings per share

In accordance with SFAS No. 128, Earnings per Share, basic loss per share is computed using the weighted average number of common stock outstanding during the year. Diluted loss per share reflects the basic loss per share, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities (options or warrants) into common stock.  The computation of diluted loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on loss per share (i.e. reducing loss per share).  The dilutive effect of outstanding options and warrants and their equivalents are reflected in dilutive earnings per share by the application of the treasury stock method which recognizes the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share.  It assumes that any proceeds would be used to purchase common stock at the average market price of the common stock during the period.

6.     Convertible Promissory Note:

On September 10, 2007, the Company extended the maturity date of its convertible promissory note from January 9, 2008 to January 16, 2009.  The extension of the maturity date has been accounted for as a modification to the original convertible promissory note.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 5,000,000 share purchase warrants exercisable for common shares at $0.10 per share.  The expiry date of these warrants is the later of December 31, 2012 or the date which is one year and five business days after the note is fully repaid.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of $0.10 per share.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

 …10

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b)

Issued and fully paid -

	2007		2006
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning	80,872,023	$24,649,659	74,655,023	$23,895,534
Common Shares Issued -
- For cash	21,750,000	1,087,500	4,252,000	531,500
- For settlement of services provided	1,270,000	50,800	1,190,000	138,250
- Exercise of options	-	-	75,000	9,375
- Exercise of warrants	-	-	700,000	75,000
Balance, ending	103,892,023	$25,787,959	80,872,023	$24,649,659

No Class "A" Preference shares have been issued.

c)

Subscription Liability -

The Company received $27,898 (2006:$84,140) for the exercise of warrants in which the underlying shares have not been issued.

d)

Loss per share -

Years ended December 31

Loss per share	2007	2006	2005
Net loss	$(1,548,152)	$(1,424,636)	$(1,624,448)
Loss available to common shareholders	$(1,548,152)	$(1,424,636)	$(1,624,448)
Weighted average number of shares outstanding	92,487,991	80,872,023	66,637,565
Basic and fully diluted loss per share	$(0.02)	$(0.02)	$(0.02)

Options, warrants and convertible debt will have an anti-dilutive effect on loss per share

. . .11

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

8.

Additional Paid-In Capital:

The Company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $420,856 (2006 - $216,502) of compensation expense relating to vested stock options has been charged to the additional paid-in capital account.  Options granted during the period were valued using the following assumptions:

Volatility factor of the market	47.70%
Price of the Company shares	$0.085- $0.216
Dividend yield	0%
Weighted average expiry date of options	5 years
Risk free interest rate	6.00 -6.25%

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and decifit:

	2007	2006	2005
Consulting	$181,613	$101,524	$77,675
Salaries and benefits	239,243	114,978	16,700
Total Stock-based Compensation	$420,856	$216,502	$94,375

9.

Stock Options:

From time to time, the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  On September 2, 2004, the Company adopted the 2004 Stock Option and Stock Bonus Plan.  Options outstanding on December 31, 2007 are as follows:

Expiry Date			Number of Shares	Option Price

September	30,	2009 *	200,000	$0.30
December	22,	2009	175,000	$0.25
December	23,	2009 *	100,000	$0.25
January	2	2011	375,000	$0.31
August	22	2011 *	200,000	$0.19
August	29	2012	1,000,000	$0.08
September	16	2012	7,495,000	$0.09

*  2004 Stock Option and Stock Bonus Plan

…12

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

9.

Stock Options (continued):

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at December 31, 2007:

2007		2006
		Weighted		Weighted
	Common	Average	Common	Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning	8,065,000	$0.16	6,270,000	$0.14
- Granted	8,675,000	0.09	1,870,000	0.20
- Exercised	-	-	(75,000)	0.13
- Cancelled	7,195,000	0.16	-	-
Outstanding, ending	9,545,000	$0.12	8,065,000	$0.16
Exercisable, ending	9,545,000	$0.12	8,065,000	$0.16

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Weighted Number	Average		Weighted Number
	Outstanding at	Remaining		Outstanding
Exercise Price	2007	Contractual Life		2006
$0.05	-	0	years	3,270,000
$0.08	1,000,000	4.6	years	-
$0.09	7,495,000	4.7	years	-
$0.125	-	0	years	200,000
$0.19	200,000	3.7.	years	1,675,000
$0.20	-	0	years	200,000
$0.26	-	0.1	years	625,000
$0.30	200,000	1.7	years	200,000
$0.25	275,000	1.9	years	1,125,000
$0.23	-	0	years	175,000
$0.28	-	0	years	200,000
$0.32	-	0	years	200,000
$0.31	375,000	3.0	years	195,000
	9,545,000			8,065,000

. . . 13

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

10.  Warrants:

The following table summarizes information about warrants outstanding on December 31, 2007:

Expiry Date	Number of Shares	Exercise Price
January 9, 2007	2,000,000	$0.25	[1,3]
January 9, 2007	2,980,000	$0.10	[1,3]
January 9, 2007	6,949,766	$0.05	[1,3]
January 9, 2007	179,167	$0.15	[1,3]
January 9, 2007	1,600,000	$0.50	[1,3]
June 30, 2008	2,500,000	$0.05	[3]
June 15, 2009	1,000,000	$0.15	[3]
June 15, 2009	1,637,696	$0.20	[5]
July 15, 2009	200,000	$0.20	[5]
January 2, 2010	3,200,000	$0.25	[2,3]
March 25, 2010	1,200,000	$0.25	[5]
May 31, 2010	1,200,000	$0.25	[5]
July 25, 2010	200,000	$0.15
September 21, 2010	300,000	$0.25	[5]
September 21, 2010	3,052,000	$0.25	[5]
December 30, 2010	600,000	$0.25	[5]
March 2, 2011	1,200,000	$0.25	[5]
December 31, 2011	4,000,000	$0.10	[3,4]
February 12, 2012	2,500,000	$0.125	[6]
March 30, 2012	12,100,000	$0.10	[5]
April 30, 2012	5,000,000	$0.12	[3,7]
August 9, 2012	5,650,000	$0.10
December 26, 2012	4,000,000	$0.10
December 31, 2012	5,000,000	$0.10	[3,8]

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

5.

The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds US$0.50 for 20 consecutive days.

6.

750,000 warrants are vested; 750,000 vest on sale of the 10th unit to Hair Envy, LLC; and 1,000,000 vest on the ordering of the 200th unit.

7.

The warrants vest in increment of 500,000 based on the Company’s portion of profit derived from the sale of Spy-N-TellTM units.  The Company must earn $11,500,000 from the joint venture in order for the 5 million warrants to be fully vested.

8.

The expiry date shall be the later of:

a)

December 31, 2012; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6) is paid in full.

          . 14

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

10.

Warrants (continued):

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

		2007		2006
	Common	Average	Common	Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning	35,675,758	$0.18	28,968,358	$0.18
Issued	34,250,000	0.11	8,252,000	0.18
Exercised	-	-	(700,000)	0.11
Expired	(1,677,129)	0.49	(844,600)	0.15
Outstanding, ending	68,248,629	$0.14	35,675,758	$0.18
Exercisable, ending	61,498,629	$0.14	35,675,758	$0.18

11.

Related Party Transactions:

2007	2006
Transactions During the Year -
Salaries and consulting fees accrued or paid to directors and	$308,603	$284,127
companies controlled by directors of the Company		-
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at December 31 -
Salaries, consulting fees payable to directors and
companies controlled by directors of the Company	$6,248	$49,501

On September 10, 2007, the Directors cancelled existing options and granted 4,950,000 new options to directors.

The Company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $218,740 of compensation expense relating to vested stock options has been credited to the additional paid in capital account.

As a result of the application of the requirement, stock based compensation expenses (non-cash items) have been added to the following expense categories in the consolidated statement of loss and deficit:

2007
Consulting	$56,667
Salaries and benefits	162,073
Total Stock-based Compensation for related parties	$218,740

…15

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

11.

Related Party Transactions (continued):

In addition, on January 18, 2007 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2007 to June 30, 2008.  Additional compensation expense of $11,456 relating to the extension of these warrants was recorded in salaries.  All 2.5 million warrants are now in the name of Robert Kramer following the death of Anne Kramer.

The Company received the opportunity to participate in the Spy-N-TellTM initiative from Harrison Kramer Corporation (“HKC”) (a company owned by an officer of the company).  As consideration for transferring all right, title and interest in the opportunity to the Company, HKC will receive a payment of $1 for each Spy-N-TellTM sold, such payment to be calculated monthly on a cash basis and payable 30 days in arrears.

12.

Foreign Currency Risk:

The company has accounts receivable, accounts payable and accrued liabilities denominated in foreign currency.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The Company does not enter into hedging transactions.

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

	2007	2006	2005
Asia Pacific	$23,511	$115,387	$249,496
Europe	158,787	134,795	22,868
The Americas	94,282	86,188	138,163
	$276,580	$336,370	$410,527

The majority of the Company’s assets are located in Canada.

14.

Income Taxes:

The Company is subject to Canadian federal and British Columbia provincial taxes.

The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before income taxes for the following reasons:

	2007	2006	2005

Loss from continuing operations before income taxes	(1,548,152)	(1,424,636)	(1,624,448)

Statutory income tax rate	34.12%	34.12%	34.12%

Expected recovery of income taxes	(528,229)	(486,086)	(554,261)
Reconciliation between US and Canadian taxable loss	(43,318)	(81,440)	42,991
Tax effect of expenses that are not deductible for income tax purpose	264,301	206,158	128,406
Unutilized benefit of losses carried forward	307,246	361,368	382,864
Income tax recovery	-	-	-

…16

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

14.

Income Taxes (continued):

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2007	2006	2005
Future Income Tax Assets:
Eligible capital expenditure	$49,539	$43,106	$42,728
Equipment and website development	385,869	335,761	338,846
Operating loss carryforward	2,648,416	2,149,715	1,875,480
Net capital loss carryforward	2,156,467	1,864,853	1,848,498
Financing cost	2,672	1,414	5,552
Net future income tax asset	5,242,963	4,394,849	4,111,104
Less: Valuation loss provision	(5,242,963)	(4,394,849)	(4,111,104)
	$ -	$ -	$ $ -

Accumulated non-capital losses for income tax purposes of approximately $7,714,161 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses that expire at the end of the following fiscal years are as follows:

2008	$ 808,880
2009	1,102,375
2010	736,822
2014	1,548,906
2015	1,355,123
2016	1,197,741
2027	964,314

15.

Commitments:

An agreement was entered into to lease office space from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2008	$32,798
2009	32,798
2010	35,922
2011	12,494

Lease agreements were entered into with respect to automotive equipment. The future minimum lease payments for these commitments are as follows:

2008	$16,132
2009	11,467

 …17

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

16.

Subsequent Events:

a)

Acquisition

 On January 31, 2008, the Company entered into a securities purchase agreement with Celevoke Inc (“Celevoke”).  Under the agreement the Company is obligated to purchase 102 shares of Celevoke common stock for an aggregate purchase price of $2,500,000.  The 102 shares are to be purchased in four installments of 20 shares and a fifth installment of 22 shares.  To date the Company has purchased 80 shares for $2,000,000.  The fifth installment of $500,000 is to be completed on or before May 12, 2008. After the purchase of the full 102 shares the Company will own 51% of the voting stock of Celevoke.

In addition to the $2,500,000 cash consideration, the Company issued the principals of Celevoke performance based options to purchase up to 50 million of the Company shares at $0.14 per share, subject to the following vesting provisions (12.5 million have vested on January 31, 2008):

Cumulative Net Pre-Tax Profit of Celevoke up to and including June 30, 2010	Cumulative Options to be Vested
$1,000,000	3,750,000
$2,000,000	7,500,000
$3,000,000	11,250,000
$4,000,000	15,000,000
$5,000,000	18,750,000
$6,000,000	22,500,000
$7,000,000	26,250,000
$8,000,000	30,000,000
$9,000,000	33,750,000
$10,000,000	37,500,000

If any of the above cumulative net pre-tax profit levels are met, the Company will record the fair value of the consideration issued as an additional cost of acquiring Celevoke.

The Company is purchasing its 51% interest in Celevoke, because management believes it has a number of attributes which should lead to success in the market place. These include, a suite of fully developed GPS-based asset tracking devices, a non-exclusive worldwide license with the patent holder, a fully functioning network operations center and established relationships with a number of channels of distribution.

On January 10, 2008 the Company entered into a private placement agreement to sell 25,000,000 units (Unit or Units) of the Company at $0.10 per Unit for a total purchase price of $2,500,000.  Each Unit consists of one share of Company common stock and one warrant to purchase one additional share of Company common stock.  The warrants are exercisable for five years at $0.15 per share. The investor has purchased 2 million Units and has agreed to make the final $500,000 payment no later than May 12, 2008. Although issued, the Units have not yet been delivered. The $2 million proceeds received to date have been used to fund the Company's acquisition of its equity interest in Celevoke.

…18

CURRENT TECHNOLOGY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2007

(United States Dollars)

16.

Subsequent Events (continued):

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed by the Company at the date of acquisition. The Company is in the process of obtaining third-party valuations of its intangible assets; thus, the allocation of the purchase price is subject to change.

Assets
Current assets	$26,997
Intangible and other assets	3,711,568

Total assets acquired	3,738,565

Liabilities
Current liabilities and Total liabilities assumed	172,106

Net assets acquired	$3,549,300
Direct acquisition costs incurred by the Company	17,159

Total acquisition costs	$ 3,566,459

b)

Stock options -

On January 8, 2008, the Company granted options to a director to purchase 5 million shares at $0.15 per share until January 7, 2013. The options vest at the rate of 1 million options per $500,000 private placement proceeds received from the transaction described above.

c)

Share Capital -

The Company received $200,000 for the private placement of 1,333,333 units.  Each unit consists of one common share and one five year warrant with an exercise price of $0.10.  The units have not been issued.

…19