Form 20-F/A
period 2007-12-31
CURRENT TECHNOLOGY CORP
filed 2008-09-30
CIK 883907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A-2

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

Yes      No

This Form 20-F/A-2 amends the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2008 (the “Original Filing”) and previously amended in Form 20-F/A-1 filed with the SEC  on September 12, 2008 (“Amendment No. 1”) . This Amendment No. 2 provides additional disclosure in Item 7 “Management’s Discussion and Analysis or Plan of Operations” and revises the presentation of certain in formation in the financial statements for our fiscal year ended December 31, 2007 included under Item 8 “Financial Statements and Supplementary Data.”  In addition, this Form 20-F/A-2 includes updated certificates from our Chief Executive Officer and Chief Financial Officer as Exhibits 31.1, 31.2 and 32. The remainder of the information contained in the Original Filing, as amended by Amendment No. 1, is not amended hereby and remains as set forth in the Original Filing  as amended.

This Amendment No. 2 should be read in conjunction with our periodic filings made with the SEC, subsequent to the date of the Original Filing, including any amendments to those filings, as well as any Current Reports filed on Form 8-K subsequent to the date of the Original Filing.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement about Forward-Looking Statements

This Form 20-F/A-2 contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). Certain statements contained in this report that are not historical facts constitute forward-looking statement within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act.  Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause actual results, performance, or achievements to differ materially from those expressed or implied.  All statements, other than statements of historical facts, included in this report that address activities, events, or developments that our management expects, believes, hopes or anticipates will or may occur in the future are forward looking statements.  Any forward-looking statements speak only as of the date made.

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

The Company had no CTG shipment to the United States in fiscal 2006 which resulted in a decrease in revenue of $74,157 from fiscal 2005 to fiscal 2006. The decline in sales in the Asia Pacific region during fiscal 2007 resulted in a further reduction in revenue of nearly $60,000 from  fiscal 2006.   The Company’s $107,851 increase in consulting and the $71,795 increase in salaries and wages from fiscal 2007 to fiscal 2006 is primarily the result of options granted by the Company during fiscal 2007.  Additionally, the Canadian dollar appreciated significantly against the United States Dollar during fiscal 2007 which resulted in a large foreign exchange recovery of $179,914 from 2007 to 2006.  Legal and audit fees for fiscal 2007 increased by over $60,000  as compared to fiscal 2006 due primarily from the Company switching to US GAAP and US dollar reporting for the 2007 year end.

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

The Company accounts for its share purchase warrants under the fair value based method using the Black-Scholes Option Pricing Model.  $143,100 of accretion expense relating to share purchase warrants has been charged to the additional paid-in capital account.  The 5,000,000 share purchase warrants issued during the period were valued using the following assumptions:

Volatility factor of the market	47.70%
Price of the company shares	$0.085- $0.216
Dividend yield	0%
Weighted average expiry date of warrants	1.35 years
Risk free interest rate	6.00%-6.25%

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

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Financial Statements and Supplementary Data following the signature page of this Form 20-F/A-2.

PART IV

Exhibits

EXHIBIT NO	DESCRIPTION

3.1	Articles of Incorporation filed September 6, 2006. (1)
3.2	Bylaws .(2)
10.1	Forbearance Agreement dated March 22, 2005. (2)
10.2	2004 Stock Option Plan and Stock Bonus Plan. (2)
10.3	2006 Forbearance Agreement dated December 31, 2006. (2)
10.4	Lease dated March 2, 2005. (2)
10.5	Agreement between Harison Kramer Corporation and Current Technology Corporation dated April 22, 2007. (5)
10.6	Securities Purchase Agreement between Current Technology Corporation and Celevoke Inc., dated January 31, 2008. (3)
10.7	Securities Purchase Agreement between Current Technology Corporation and MSGI., dated January 10, 2008. (3)
10.8	Form of Subscription Agreement and Investment Letter. (4)
10.9	Patent License Agreement between Celevoke Inc. and LunarEYE Inc. (5)
14	Code of Ethics.(1)
21	Subsidiaries of the Registrant. (5)
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32	Certifications pursuant to 18 USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

(1)	Incorporated by reference from Form 20-F dated December 31, 2003 and filed on July 8, 2004.
(2)	Incorporated by reference from Form 20-F, dated December 31, 2004 and filed July 7, 2005.
(3)	Incorporated by reference from Form 10-Q, dated March 31, 2008 and filed May 20, 2008.
(4)	Incorporated by reference from Form 8-K dated May 22, 2008 and filed May 29, 2008.
(5)	Incorporated by reference from Form 20-F dated December 31, 2007 and filed on July 11, 2008.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A-2 and that it has duly caused and authorized the undersign to sign this annual report on its behalf.

CURRENT TECHNOLOGY CORPORATION

Date: September 30, 2008

By: /s/ Robert Kramer

Robert Kramer,

Chief Executive Officer

Date: September 30, 2008

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

Cinnamon Jang Willoughby & Co.

Chartered Accountants

Burnaby, Canada
April 25, 2008

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2007 and 2006

(United States Dollars)

Assets	2007	2006
Current:
Cash and cash equivalents	$33,498	$45,085
Accounts receivable	27,617	-
Inventory	61,920	101,398
Prepaid expenses	17,926	88,945
Subscription receivable	49,412	-

Total Assets	$190,373	$235,428

Liabilities and Stockholders’ Deficiency
Current:
Accounts payable and accrued liabilities	$346,943	$459,073
Unearned revenue	-	20,219
Total current liabilities	346,943	479,292

Convertible promissory note (Note 6)	1,121,489	1,035,757
Total liabilities	1,468,432	1,515,049

Stockholders’ Deficiency:
Subscription liability (Note 7)	27,898	84,140
Common shares without par value (Note 7)	25,787,959	24,649,659
Additional paid-in capital (Note 8)	1,865,581	1,235,712
Accumulated deficit	(28,660,295)	(27,112,143)
Accumulated other comprehensive income	(299,202)	(136,989)
Total stockholders’ deficiency	(1,278,059)	(1,279,621)
Total Liabilities and Stockholders’ Deficiency	$190,373	$235,428

Going Concern (Note 2)
Commitments (Note 15)
Subsequent Events (Note 16)
Approved by Directors: __ “Robert Kramer” ________ __ “George Chen”__________

 See accompanying notes -

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Operations and Deficit

 (United States Dollars)

	Years Ended December 31
	2007	2006	2005
Revenue	$276,580	$336,370	$410,527
Cost of Sales	(223,455)	(213,593)	(285,780)
	53,125	122,777	124,747

Expenses:
Amortization	-	20,643	91,544
Accretion interest expense	150,164	110,849	291,914
Bank charges and interest	3,657	4,284	11,098
Consulting	301,170	193,319	124,036
Corporate communications	85,022	138,719	135,305
Expense recovery	(7,568)	-	-
Financing cost	4,899	53,568	29,222
Foreign exchange (recovery)	(171,961)	7,953	(136,007)
Interest on convertible promissory note	103,851	93,745	75,207
Interest on promissory note	-	2,033	27,281
Legal, auditing and filing fees	235,053	173,302	142,811
Marketing	61,796	11,725	325,511
Office	19,675	19,187	25,922
Other	21,299	12,862	15,555
Product development	15,688	-	21,233
Regulatory	9,035	9,967	28,857
Rent	62,278	57,026	48,642
Salaries and benefits	520,420	448,625	332,416
Telephone	23,064	20,636	21,050
Test and studies	56,987	70,683	86,009
Travel and automotive	47,172	64,105	51,589
Write-down of assets	59,576	34,182	-
	1,601,277	1,547,413	1,749,195
Net Loss	$(1,548,152)	$(1,424,636)	$(1,624,448)
Deficit, beginning	(27,112,143)	(25,687,507)	(24,063,059)
Deficit, ending,	$(28,660,295)	$(27,112,143)	$(25,687,507)

Basic and fully diluted net loss per share	$(0.02)	$(0.02)	$(0.02)
Weighted average shares outstanding	92,487,991	80,872,023	66,637,565
The per share effect in the change in accounting policy	$(0.02)	$(0.02)	$(0.02)

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

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 5,000,000 share purchase warrants exercisable for common shares at $0.10 per share.  The expiry date of these warrants is the later of December 31, 2012 or the date which is one year and five business days after the note is fully repaid. The assumptions used to calculate the warrants under the Black-Scholes method are consistent with the ones used to calculate the value of the stock options disclosed in Note 8 below.

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

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2007	2006	2005
Future Income Tax Assets:
Eligible capital expenditure	$49,539	$43,106	$42,728
Equipment and website development	385,869	335,761	338,846
Operating loss carryforward	2,648,416	2,149,715	1,875,480
Net capital loss carryforward	2,156,467	1,864,853	1,848,498
Financing cost	2,672	1,414	5,552
Net future income tax asset	5,242,963	4,394,849	4,111,104
Less: Valuation loss provision	(5,242,963)	(4,394,849)	(4,111,104)
	$ -	$ -	$ -

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